Form 10-K405, Exhibit 13
SONESTA INTERNATIONAL HOTELS CORP
filed 1995-03-31
CIK 91741

REPORT TO SHAREHOLDERS
--------------------------------------------------------------------------------


     The hotel industry is stronger today than it has been in many years. During the 1980's, favorable tax laws and ready capital combined to produce a period of hotel construction that added to the supply of hotel rooms at a far greater rate than demand warranted. This, in turn, resulted in several years of stagnant average room rates, but, fortunately, also limited new hotel construction. Thus, with increasing demand in 1994, our industry saw room revenues increase 8.6% over a year ago--a sign that our industry is on the upswing.

     For Sonesta, 1994 was a very good year. Without exception, every one of the hotels and resorts we operate performed better in 1994 than in 1993. In particular, our Royal Sonesta Hotel, Boston (Cambridge) and Royal Sonesta Hotel, New Orleans had record years. These two hotels have the greatest impact on our operating results, since we own Royal Sonesta, Boston and have a long-term lease on Royal Sonesta, New Orleans.

     Among our managed hotels, Sonesta Beach Resort, Bermuda performed well, although Bermuda's hotel industry is still not seeing the profitability it enjoyed through most of the 1980's. Sonesta Beach Resort, Key Biscayne had a good year considering that it was the hotel's first full year of operation since Hurricane "Andrew" caused a 13-month closure. Miami has become a world-class city, but, unfortunately, business, particularly from Europe, has fallen off significantly. Sonesta Beach Hotel & Casino, Curacao, enjoyed a strong second year of operations and will undoubtedly continue to improve.

     Our seven operations in Egypt also did better in 1994, although isolated acts of terrorism in upper Egypt crippled the river cruise business. Sonesta operates two deluxe cruise ships. Occupancies remain at acceptable levels in Egypt, but the tourism industry there will continue to suffer until the country is again perceived as stable and safe. During the year we opened the 250-room Sonesta Beach Resort, Sharm el Sheikh which is considered one of the most beautiful resorts in the Middle East. This hotel has performed well in its first few months of operation, and should continue to do well, Sharm el Sheikh being somewhat removed from the troubled areas of Egypt.

     Our hotels and resorts will, in 1995, be in the best condition ever. Sonesta Beach, Sharm el Sheikh is new, having opened last spring. Sonesta Beach, Curacao and Sonesta Hotel, Port Said are each only two years old. Sonesta Beach, Key Biscayne continues to look "like new" following its complete renovation in the wake of Hurricane "Andrew." Sonesta Beach, Bermuda and Sonesta Hotel, Cairo are both undergoing complete renovations. The Royal Sonestas, in Boston and New Orleans, have always been maintained in "as new" condition.

     We eagerly anticipate the April opening of our 243-room Chateau Sonesta Hotel in New Orleans. New Orleans has been one of the strongest hotel markets in the United States over the past three years--due largely to New Orleans' popularity with tourists and conventioneers--and is one of the few areas where new hotel development is warranted. Chateau Sonesta will complement our Royal Sonesta Hotel in the French Quarter of New Orleans, and will benefit from its proximity to that hotel.

     In December 1994 we entered into agreements to create two new hotels: one a 320-room beach resort on the Pacific Coast of Costa Rica, the other a 78-room deluxe hotel in the SoHo area of New York City. Both projects, involving local partners, are contingent on obtaining financing. We are excited about both opportunities and we look forward to reporting on our progress in realizing these projects during this year.

     January 1995 saw the opening of a new licensed property: Sonesta Hotel, in Santiago, Chile. This hotel is, at present, our only Sonesta in South America and it is a jewel. We continue to explore other opportunities in South America.

     Please review our "Management's Discussion and Analysis of Results of Operation and Financial Condition", as well as the notes to financial statements which follow, for a more detailed analysis of our company.

     We appreciate the support of you, our shareholders, as well as of our many customers and employees.




/s/ Roger P. Sonnabend

ROGER P. SONNABEND
Chairman of the Board
and Chief Executive Officer




/s/ Paul Sonnabend

PAUL SONNABEND
President


March 10, 1995

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------

   The company's consolidated financial statements include the revenues, expenses, assets and liabilities of the Royal Sonesta Hotel, Boston (Cambridge) and the Royal Sonesta Hotel, New Orleans. The Boston (Cambridge) property is owned by the Company, and the New Orleans hotel is operated under a long-term lease. Also included in revenues is fee income from managed hotels and license fees. Expenses include the costs associated with managing these properties.

RESULTS OF OPERATIONS

   REVENUES: Revenues increased in 1994 by $4,729,000 compared to 1993. The 1994 increase is primarily due to a $3,137,000 increase at the Royal Sonesta Hotel, New Orleans, an increase of $1,535,000 at the Royal Sonesta Hotel, Boston (Cambridge), and a net increase of $57,000 from management, license and service fees, and income from other sources. The increases at the New Orleans hotel resulted primarily from an increase in occupancy from 73.5% to 79.6%, a 5.1% increase in average room rate, and increased food and beverage revenues. The increase at the Boston (Cambridge) hotel was primarily caused by a 5.9% increase in average room rate and increased food and beverage revenues, and included a slight increase in occupancy from 75.1% to 76.5%.

   1993 VERSUS 1992: Revenues decreased in 1993 by $575,000 compared to
1992. The 1992 gross revenues included $1,739,000 of income received in 1992 for previously deferred management fees, and $259,000 for current year management and service fees from Sonesta Sanibel Harbour Resort (see Note 2-- Operations). Excluding these amounts, the remaining 1993 increase of $1,423,000 was principally due to a $2,133,000 increase at the Royal Sonesta Hotel, Boston (Cambridge), an increase of $315,000 at the Royal Sonesta Hotel, New Orleans, offset by a decrease of $658,000 in management, license and service fee income and a decrease of $367,000 from other sources. The increase at the Boston (Cambridge) hotel was principally caused by an increase in occupancy from 72.9% to 75.1% and a 6.0% increase in average room rate. The increase at the New Orleans hotel resulted from a 2.7% increase in average room rate and increased food and beverage revenues, partially offset by a slight decrease in occupancy from 75.1% to 73.5%. The decrease in management, license, and service fees was due principally to decreases of $637,000 in Egypt and $299,000 in Orlando, partially offset by an increase of $158,000 in Curacao. The 1993 fee revenue decrease in Egypt was the result of an overall drop-off in tourism due to ongoing fear of violence by extremists. The 1993 revenue decrease in Orlando was due to the November 1, 1992 conversion from a management agreement to a license agreement. The 1993 revenue increase of $158,000 in Curacao was the result of increased management and marketing fees of $443,000 partially offset by a $285,00 decrease in pre-opening and purchasing fees. The Curacao property began operations in November 1992.

   OPERATING INCOME: Operating income increased in 1994 by $1,254,000 compared to 1993. Operating income improved by $581,000 at the Company's
Boston (Cambridge) hotel, and by $544,000 at its New Orleans hotel after covering an increase in rent expense under the lease of $1,216,000 due to increased profits, and an increase in the percentage rent as of October 1994 (see also Note 9--Commitments and Contingencies). The remaining 1994 increase in operating income of $129,000 is primarily a result of net increases in revenues from management fees and other sources, and decreased operating costs.

   1993 VERSUS 1992: Operating income for 1993 was $1,652,000 compared to operating income of $5,022,000 in 1992. The 1992 income included several items from the Sonesta Sanibel Harbour Resort transaction including the above-mentioned management and service fees of $1,998,000, a credit to cost and operating expenses--other of $1,792,000, and a credit to administrative and general expenses of $158,000 (see Note 2--Operations). Excluding these amounts the Company's operating income increased by $578,000. Operating income improved by $584,000 at the Company's Boston (Cambridge) hotel, and by $126,000 at its New Orleans hotel after covering an increase of $230,000 in maintenance costs. The remaining 1993 net decrease of $132,000 is primarily a result of increases in advertising and promotion expenses, decreases in management fees described above, partially offset by decreased operating costs, primarily administrative and general.

OTHER INCOME AND DEDUCTIONS

   The gains on sales of assets in 1993 and 1992 result almost entirely from the sale in January 1992 of the Company's fifty percent ownership interest in the Crystal Casino Aruba and the conversion of the management agreement for the Sonesta Hotel, Beach Club & Casino, Aruba to a license agreement. This transaction resulted in a $3,000,000 gain in 1993, and a $5,710,000 gain in 1992.

   The $637,000 equity in the net loss of hotel and casino in 1994 represents the company's 22% share in the net loss of the Sonesta Beach Hotel & Casino in Curacao (see Note 3--Investments in Hotels).

   The Company's interest expense increased from $1,192,000 in 1993 to $1,537,000 in 1994. This increase is due to an increase in the interest rate on the mortgage loan on the Boston (Cambridge) hotel in April 1994 from 5% to LIBOR plus two percentage points (approximately 6.7% for the remainder of 1994), and the additional borrowing of a $2,000,000 bank term loan in May 1994 (see Note 6--Long-Term Debt). The reduction in interest expense from $1,509,000 in 1992, to $1,192,000 in 1993 is the result of the reduction in debt and capitalized lease obligations from $26,380,000 at the beginning of 1992 to $20,591,000 at December 31, 1993. Also, effective April 1992 and continuing until April 1994, the interest rate payable on the Company's mortgage loan on the Boston (Cambridge) hotel was reduced to 5% per annum.

   Interest income decreased from $942,000 in 1993 to $251,000 in 1994, a $691,000 decrease. Included in 1993 was interest income of $550,000 on a $5,000,000 mortgage note receivable which the Company did not record as income in 1994 (see Note 4--Long-Term Receivables and Advances). The remaining decrease of $141,000 is principally due to lower income on the Crystal Casino note receivable, which was repaid in full in 1994, and lower short-term investment interest income due to the Company's decreased cash balances. Interest income of $942,000 in 1993 consisted of interest of $550,000 on the $5,000,000 mortgage note receivable; interest of $169,000 on the Aruba casino sale related receivable; and $223,000 principally from short term investment of the Company's cash balances. In 1992, interest income of $2,231,000 consisted of interest of $792,000 on the $5,000,000 mortgage note receivable, including until June 30, 1992 deferred interest of $242,000; interest of $204,000 on a DM 10,000,000 mortgage note receivable until its repayment in April 1992; interest of $268,000 on the Aruba casino sale related receivable; deferred interest of $364,000 received in March 1992 as part of the Sonesta Sanibel Harbour Resort & Spa transaction; and the remainder principally from short term investment of the Company's cash balances.

   The foreign exchange loss of $356,000 in 1992 resulted from a loss of $544,000 on a DM 10,000,000 mortgage note receivable, which was repaid in April 1992, less a gain of $188,000 on net Dutch guilder current liabilities.

FEDERAL, STATE AND FOREIGN INCOME TAXES

   The total tax expense in 1994 is higher than the statutory tax rate due to the provisions for state income taxes, in particular on the New Orleans hotel's profits. The total tax expense in 1992 is significantly higher than the expected standard tax rate due to the provision for income taxes on previously untaxed earnings of a foreign subsidiary that, until 1992, had been permanently invested overseas.

LIQUIDITY AND CAPITAL RESOURCES

   The Company has cash and cash equivalents of approximately $3,670,000 at December 31, 1994. The Company has a $5,000,000 line of credit available until December 31, 1997 and a $2,000,000 line available until September 30, 1995. A total of $500,000 was outstanding under these credit lines at December 31, 1994.

   A foreign subsidiary has approximately $3,050,000 in cash and cash equivalents. In the event these funds are remitted to the United States, deferred income taxes of approximately $1,037,000 would become currently payable.

   Company management believes that its present cash balances plus its available borrowing capacity are more than adequate to meet its cash requirements for 1995 and beyond.

SELECTED QUARTERLY FINANCIAL DATA

   Selected quarterly financial information for the years ended December 31, 1994 and 1993 are as follows:

                                                   (in thousands except for per share data)
                                                                     1994
                                                   ----------------------------------------
                                                     1st        2nd        3rd        4th
                                                   -------    -------    -------    -------
Revenues                                           $12,438    $14,721    $12,210    $13,952
Operating income                                       242      2,003        172        489
Net income (loss)                                      (43)       905       (324)       (74)
Net income (loss) per share of common stock        $ (0.02)   $  0.44    $ (0.16)   $ (0.04)

                                                   (in thousands except for per share data)
                                                                     1993
                                                   ----------------------------------------
                                                     1st        2nd        3rd        4th
                                                   -------    -------    -------    -------
Revenues                                           $11,059    $13,378    $11,225    $12,930
Operating income (loss)                               (401)     1,527        (52)       578
Net income (loss)                                    1,648        926        (38)       163
Net income (loss) per share of common stock        $  0.79    $  0.45    $ (0.02)   $  0.08

SONESTA INTERNATIONAL HOTELS CORPORATION

5-YEAR SELECTED FINANCIAL DATA
------------------------------------------------------------------------------
(in thousands except for per share data)

                                                                   1994      1993      1992      1991      1990
                                                                 --------  --------  --------  --------  --------
Revenues.......................................................  $ 53,321  $ 48,592  $ 49,167  $ 49,986  $ 63,941
Operating income (loss)........................................     2,906     1,652     5,022   (16,721)    2,367
Net interest income (expense)..................................    (1,286)     (250)      722    (1,895)   (3,959)
Equity in net loss of hotel and casino.........................      (637)       --        --        --        --
Foreign exchange (gain) loss...................................       (46)       14      (356)      726        --
Gain (loss) on sales of assets.................................       (90)    3,005     5,707    34,779       (66)
Other..........................................................       118        79       105        46        43
                                                                 --------  --------  --------  --------  --------

Income (loss) before income taxes and cumulative effect
  of accounting change.........................................       965     4,500    11,200    16,935    (1,615)
Federal, foreign and state income tax provision (benefit)......       501     1,801     5,848    13,217      (200)
                                                                 --------  --------  --------  --------  --------
Income (loss) before cumulative effect of accounting
  change.......................................................       464     2,669     5,352     3,718    (1,415)
Cumulative gain from a change in an accounting
principle......................................................        --        --       292        --        --
                                                                 --------  --------  --------  --------  --------
     Net income (loss).........................................  $    464  $  2,669  $  5,664  $  3,718  $ (1,415)
                                                                 --------  --------  --------  --------  --------
                                                                 --------  --------  --------  --------  --------
Per share of Common Stock:
 Income (loss) before cumulative effect of accounting
   change......................................................  $    .22  $   1.30  $   2.02  $   1.27  $   (.49)
 Cumulative gain from change in an accounting
   principle...................................................        --        --       .11        --        --
                                                                 --------  --------  --------  --------  --------
     Net income (loss).........................................  $    .22  $   1.30  $   2.13  $   1.27  $   (.49)
                                                                 --------  --------  --------  --------  --------
                                                                 --------  --------  --------  --------  --------
 Cash dividends declared.......................................  $    .30  $    .30  $     --  $   1.00  $    .12
                                                                 --------  --------  --------  --------  --------
                                                                 --------  --------  --------  --------  --------
Working capital (deficit)......................................  $ (3,318) $ (1,586) $  2,550  $(26,005) $(10,676)
Net property and equipment.....................................  $ 28,431  $ 30,432  $ 32,184  $ 35,459  $ 64,329
Total assets...................................................    60,114    59,787    57,903    71,145   100,466
Long-term debt and capitalized lease obligations
  including currently payable portion..........................    21,204    20,591    21,807    26,380    58,998
Redeemable preferred stock.....................................       294       294       294       294       294
Common stockholders' equity....................................    21,520    21,693    19,689    20,173    25,112
Common stockholders' equity per share..........................     10.37     10.45      9.45      6.93      8.60
Total revenues including hotels operated under
  management contracts.........................................  $137,584  $105,371  $116,387  $136,457  $152,746
Common shares outstanding at end of year.......................     2,075     2,075     2,083     2,911     2,921

Market price data for the Company's common stock showing high and low prices by quarter for each of the last two years is as follows:

                                                  NASDAQ Quotations
                                           ------------------------------
                                                1994             1993
                                           -------------      -----------
                                           High      Low      High    Low
                                           ----      ---      ----    ---
First....................................  8 3/4    7 3/4     5 1/2  4 3/4
Second...................................  8 3/4    7 7/8     6 1/4  5
Third....................................  8 1/2    8         8 1/4  6
Fourth...................................  9 3/8    8 3/8     9      7 1/2

The Company's common stock trades on The NASDAQ Stock Market under the symbol SNSTA. As of March 10, 1995 there were 597 holders of record of the Company's common stock.

A copy of the Company's form 10-K Report, which is filed annually with the Securities and Exchange Commission, is available to stockholders. Requests should be sent to the Office of the Secretary at the Company's Executive Offices.

SONESTA INTERNATIONAL HOTELS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
--------------------------------------------------------------------------------


For the three years ended December 31, 1994

                                                       1994         1993         1992
                                                    -----------  -----------  -----------
Revenues:
  Rooms...........................................  $31,179,197  $28,069,679  $27,483,871
  Food and beverage...............................   13,140,893   11,703,017   10,457,066
  Management, license and service fees............    4,731,460    4,499,050    7,155,802
  Other...........................................    4,269,871    4,320,734    4,070,573
                                                    -----------  -----------  -----------
                                                     53,321,421   48,592,480   49,167,312
                                                    -----------  -----------  -----------

Costs and expenses:
  Costs and operating expenses....................   22,344,098   20,922,759   20,191,831
  Advertising and promotion.......................    4,694,613    4,265,209    3,829,901
  Administrative and general......................    8,755,289    8,143,765    8,716,861
  Human resources.................................    1,034,247      910,715      846,937
  Maintenance.....................................    3,871,631    3,872,546    3,573,665
  Rentals.........................................    4,080,280    2,913,445    2,961,044
  Property taxes..................................    1,206,188    1,111,474      984,829
  Depreciation and amortization...................    4,428,737    4,800,279    4,832,583
  Other...........................................           --           --   (1,792,349)
                                                    -----------  -----------  -----------
                                                     50,415,083   46,940,192   44,145,302
                                                    -----------  -----------  -----------
Operating income..................................    2,906,338    1,652,288    5,022,010
                                                    -----------  -----------  -----------
Other income (deductions):
  Interest expense................................   (1,536,883)  (1,191,967)  (1,508,522)
  Interest income.................................      251,310      941,751    2,230,527
  Equity in net loss of hotel and casino..........     (637,285)          --           --
  Foreign exchange gain (loss)....................      (46,383)      13,565     (355,742)
  Gain (loss) on sales of assets..................      (89,558)   3,005,329    5,706,843
  Gain from casualty insurance....................      117,685       79,122      104,537
                                                    -----------  -----------  -----------
                                                     (1,941,114)   2,847,800    6,177,643
                                                    -----------  -----------  -----------
Income before income taxes and cumulative effect
 of accounting change.............................      965,224    4,500,088   11,199,653
Federal, foreign and state income tax provision...      501,525    1,801,226    5,848,431
                                                    -----------  -----------  -----------
Net income before cumulative effect of accounting
 change...........................................      463,699    2,698,862    5,351,222
Cumulative gain from change in an accounting
 principle........................................           --           --      292,403
                                                    -----------  -----------  -----------
Net income........................................      463,699    2,698,862    5,643,625
Retained earnings at beginning of year............   26,267,732   24,205,995   18,575,741
Cash dividends on common stock....................     (622,584)    (623,754)          --
Cash dividends on preferred stock.................      (13,371)     (13,371)     (13,371)
                                                    -----------  -----------  -----------
Retained earnings at end of year..................  $26,095,476  $26,267,732  $24,205,995
                                                    -----------  -----------  -----------
                                                    -----------  -----------  -----------
Earnings per share of common stock:
  Income before cumulative effect of accounting
   change.........................................        $ .22        $1.30        $2.02
  Cumulative gain from change in an accounting
   principle......................................           --           --          .11
                                                          -----        -----        -----
Net income........................................        $ .22        $1.30        $2.13
                                                          -----        -----        -----
                                                          -----        -----        -----
Dividends paid per common share...................        $ .30        $ .30           --
Dividends paid per preferred share................        $1.25        $1.25        $1.25


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

SONESTA INTERNATIONAL HOTELS CORPORATION

CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------------------


December 31, 1994 and 1993

                                                         1994         1993
                                                     -----------  -----------
ASSETS
CURRENT ASSETS
 Cash and cash equivalents.......................... $ 3,668,698  $ 6,919,028
 Accounts and notes receivable:
  Trade, less allowance of $84,249 ($99,996 in 1993)
    for doubtful accounts...........................   4,996,610    4,437,474
  Interest receivable...............................       3,281        8,985
  Current portion of long-term receivables..........      26,083      123,184
  Other.............................................     892,906      484,079
                                                     -----------  -----------
      Total accounts and notes receivable...........   5,918,880    5,053,722
  Refundable income taxes...........................     958,737           --
  Inventories.......................................     653,582      697,257
  Prepaid expenses..................................     357,818      401,417
                                                     -----------  -----------
    Total current assets............................  11,557,715   13,071,424


LONG-TERM RECEIVABLES AND ADVANCES..................  14,477,188   16,283,549

INVESTMENTS IN HOTELS...............................   5,648,024           --



PROPERTY AND EQUIPMENT, AT COST:
 Land...............................................   2,201,594    2,336,156
 Buildings..........................................  30,866,358   53,787,686
 Furniture and equipment............................  13,409,315   17,511,977
 Leasehold improvements.............................     483,011      481,769
                                                     -----------  -----------
                                                      46,960,278   74,117,588
 Less accumulated depreciation and amortization.....  18,529,571   43,685,397
                                                     -----------  -----------
  Net property and equipment........................  28,430,707   30,432,191
                                                     -----------  -----------
                                                     $60,113,634  $59,787,164
                                                     -----------  -----------
                                                     -----------  -----------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------

                                                          1994                1993
                                                       -----------         -----------
LIABILITIES AND COMMON STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Notes payable to banks............................   $   500,000         $        --
  Current portion of long-term debt and
    capitalized lease obligations...................       936,775           1,464,642
  Accounts payable..................................     5,440,160           5,123,751
  Federal, foreign and state income taxes...........       290,227           1,181,430
  Current portion of deferred taxes.................       623,108           1,933,998
  Accrued liabilities:
    Salaries and wages..............................     1,662,219           1,738,757
    Rentals.........................................     3,217,614           1,832,600
    Interest........................................       142,946              87,873
    Taxes, other than income taxes..................        37,431              33,051
    Employee benefits...............................     1,134,365             292,224
    Other...........................................       890,822             968,722
                                                       -----------         -----------
                                                         7,085,397           4,953,227
                                                       -----------         -----------
               Total current liabilities............    14,875,667          14,657,048

LONG-TERM DEBT......................................    20,088,302          18,847,698
CAPITALIZED LEASE OBLIGATIONS.......................       179,104             278,616
DEFERRED FEDERAL AND STATE INCOME TAXES.............     3,021,238           3,700,028
OTHER NON-CURRENT LIABILITIES.......................       134,855             317,050
REDEEMABLE PREFERRED STOCK, $25 PAR VALUE,
  AT REDEMPTION VALUE...............................       294,167             294,167
COMMITMENTS AND CONTINGENCIES

COMMON STOCKHOLDERS' EQUITY:
  Common Stock:
    Class A, $.80 par value
    Authorized--10,000,000 shares
    Issued--3,051,088 shares at stated value.........    3,488,382           3,488,382
    Retained earnings...............................    26,095,476          26,267,732
  Treasury shares--975,807 at cost...................   (8,063,557)         (8,063,557)
                                                       -----------         -----------
                                                        21,520,301          21,692,557
                                                       -----------         -----------
          Total common stockholders' equity.........   $60,113,634         $59,787,164
                                                       -----------         -----------
                                                       -----------         -----------

                                        7

SONESTA INTERNATIONAL HOTELS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------


For the three years ended December 31, 1994

                                                1994           1993           1992
                                             ----------     ----------     ----------
CASH PROVIDED BY OPERATING
  ACTIVITIES
     Net Income............................  $  463,699     $2,698,862     $5,643,625
     Items not (providing) requiring cash
       Deferred interest income...........           --             --       (241,443)
       Foreign exchange (gain) loss.......       46,383        (13,565)       355,742
       Pension (benefit) expense..........      551,472        226,012       (240,647)
       Depreciation and amortization......    4,428,737      4,800,279      4,832,583
       Deferred federal and state income
          taxes..........................    (1,989,680)      (843,570)    (1,070,605)
       Gain from casualty insurance.......     (117,685)       (79,122)      (104,537)
       (Gain) loss on sales of assets.....       89,558     (3,005,329)    (5,706,843)
       Provision for doubtful accounts....      (22,000)        32,100         26,286
       Equity in loss of hotel and casino.      637,285             --             --
       Other..............................           --             --         22,007

     Changes in assets and liabilities
       Accounts and notes receivable......   (1,027,816)    (1,027,165)     1,831,829
       Refundable income taxes............     (958,737)            --             --
       Inventories........................       43,675        (12,307)       (71,639)
       Prepaid expenses...................       43,599        (64,183)      (120,747)
       Accounts payable...................      270,233        959,836         18,393
       Federal, foreign and state income
          taxes..........................      (891,203)       793,482     (7,230,541)
       Accrued liabilities................    1,393,836       (320,030)       537,484
                                             ----------     ----------     ----------
          Cash provided (used) by
            operating activities.........     2,961,356      4,145,300     (1,519,053)

CASH PROVIDED (USED) BY INVESTING ACTIVITIES
     Proceeds from sales of assets........      352,934         10,200      3,668,988
     Proceeds from casualty insurance.....      117,685         79,122        331,910
     Expenditures for property and
          equipment......................    (2,861,744)    (3,041,196)    (1,852,102)
     Investments in hotels................   (6,285,309)            --             --
     New loans and advances...............     (595,283)    (5,863,823)      (112,684)
     Payments received on long-term
          receivables and advances.......     2,582,236      2,000,628      9,783,097
                                             ----------     ----------     ----------
          Cash provided (used) by
            investing activities.........    (6,689,481)    (6,815,069)    11,819,209

CASH PROVIDED (USED) BY FINANCING ACTIVITIES
     Net borrowings under line of credit
       agreements.........................      500,000             --             --
     Proceeds from issuance of long-term
       debt...............................    2,000,000             --             --
     Payments on long-term debt...........     (633,558)      (298,009)    (3,721,510)
     Payments on capitalized lease
       obligations........................     (753,217)      (918,314)      (850,730)
     Purchase of common stock.............           --        (57,700)    (6,115,197)
     Cash dividends paid..................     (635,955)      (325,833)       (13,371)
                                             ----------     ----------     ----------
          Cash provided (used) by
            financing activities..........      477,270     (1,599,856)    (10,700,808)
(Gain) loss from effect of exchange
   rate changes on cash...................          525         (4,925)         (4,216)
                                             ----------     ----------     -----------
Net decrease in cash......................   (3,250,330)    (4,274,550)       (404,868)
Cash and cash equivalents at beginning
  of year.................................    6,919,028     11,193,578      11,598,446
                                             ----------     ----------     -----------
Cash and cash equivalents at end of year..   $3,668,698     $6,919,028     $11,193,578
                                             ----------     ----------     -----------
                                             ----------     ----------     -----------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

SONESTA INTERNATIONAL HOTELS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.   SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION:

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

OPERATIONS:

     The consolidated financial statements include the results of operations of wholly owned and leased properties and fee income from managed and licensed properties. The equity method of accounting is used for the Company's investments in hotels. Under the equity method, original investments are recorded at cost and adjusted by the Company's share of undistributed earnings or losses of these hotels. The Company's operations are described in more detail in Note 2.

FOREIGN CURRENCY TRANSLATION:

     Assets and liabilities denominated in foreign currency are translated at end of year rates, and income and expense items are translated at weighted average rates during the period. The net result of such translation is charged or credited to the income statement.

INVENTORIES:

     Merchandise and supplies are stated at the lower of cost (first-in, first-out method) or market.

PROPERTY AND EQUIPMENT:

     Depreciation and amortization of items of property and equipment are computed generally on the straight-line method based on the following estimated useful lives:

Buildings
     Owned properties                   20 to 40 years
     Capital leases                     Initial lease periods
Furniture and equipment:
     Located in owned properties        2 to 10 years
     Located in leased properties       2 to 10 years or
                                             remaining lease terms,
                                             including option terms
Lease improvements                      Remaining lease terms,
                                             including option terms

INCOME TAXES:

     The Company and its United States subsidiaries file a consolidated federal income tax return. Where appropriate, federal and foreign income taxes are provided on earnings of foreign subsidiaries that are intended to be remitted to the parent company. At December 31, 1994, income taxes have been provided for all unremitted earnings of foreign subsidiaries.

CHANGE IN ACCOUNTING PRINCIPLE FOR INCOME TAXES:

     In February 1992, the Financial Accounting Standards Board (FASB) issued Statement No. 109, "Accounting for Income Taxes." The Company adopted the provisions of the new standard in its financial statements for the year ended December 31, 1992. As permitted by the Statement, prior year financial statements have not been restated to reflect the change in accounting method. The cumulative effect as of January 1, 1992 of adopting Statement 109 increased net income by $292,403, or $.11 per share. The adoption of FASB 109 had no effect on 1992, 1993 or 1994 earnings.

     Under Statement 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of Statement 109, income tax expense was determined using the deferred method. Deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the difference originated.

PER SHARE AMOUNTS:

     Income per share of common stock is computed using the weighted-average number of shares outstanding (2,075,281, 2,080,998 and 2,654,067, in 1994, 1993,
and 1992, respectively) and allows for preferred dividends.

STATEMENT OF CASH FLOWS:

     Cash and cash equivalents consist of cash on hand and short-term, highly liquid investments with maturities of less than 91 days, which are readily convertible into cash.

     Cash paid for interest in 1994, 1993 and 1992 was approximately $1,482,000, $1,189,000 and $1,597,000, respectively. Cash paid for income taxes in 1994, 1993 and 1992 was approximately $4,340,000, $1,851,000 and $13,857,000, respectively.

      In January 1992 the Company realized a net gain of $5,710,000 from a sale of Aruban assets. The Company received $3,600,000 of the proceeds in cash and a receivable of $2,110,000. In connection with the same sale transaction, in March 1993 the Company realized an additional net gain and recorded a receivable of $3,000,000 (see Note 2--Operations).

2.   OPERATIONS

     The Company's operations in 1994 consisted of the Royal Sonesta Hotels in Boston (Cambridge), Massachusetts, and New Orleans, Louisiana. The Company manages, on a fee basis, Sonesta hotels in Bermuda; Curacao; Key Biscayne, Florida; and in Cairo, Sharm el Sheikh, Hurghada, El Gouna and Port Said, Egypt. Also in Egypt, the Company manages two Nile River cruise ships.

     The Sonesta Beach Hotel & Casino, in Curacao, which opened in November of 1992, is operated by the Company under a long-term management agreement. Pursuant to the terms of the management agreement, in May 1994 the Company invested $2,000,000 in the hotel and casino for a 22% equity ownership. The Company uses the equity method of accounting for this investment

--------------------------------------------------------------------------------


(see Note 3--Investments in Hotels). The Company entered into a $2,000,000 loan agreement to finance this investment (see Note 6--Long-Term Debt).

     In December 1994, Company subsidiaries entered into a partnership, through which it acquired a 50% interest in a building in the SoHo district of New York City. Together with its partner(s), the Company intends to develop the building as a 78-room deluxe hotel which will include retail space. This project is contingent on obtaining financing. At December 31, 1994, the Company's investment was $3,782,000.

     In December 1994, Company subsidiaries entered into agreements to participate in a partnership to develop a 320-room beach resort and casino in Guanacaste, Costa Rica, which will be operated by the Company upon its completion. The Company's equity investment in this project is not expected to exceed $2,000,000. In addition, the Company is committed to guarantee certain debt service payments following the opening of the hotel. This project is contingent on obtaining financing. At December 31, 1994, the Company had advanced $503,000 to acquire the hotel site and for other project-related expenses.

     The Sonesta Beach Resort, Sharm el Sheikh, Egypt, opened in May 1994. The Company operates the hotel under a long-term management agreement, under which it receives management and incentive fees. A subsidiary of the Company has loaned $800,000 to the owner of the Resort (see Note 4--Long-Term Receivables).

     The Sonesta Beach Resort in Key Biscayne, Florida is operated by the Company under a long-term management agreement. The hotel reopened on October 1, 1993, after repairs of the extensive damage suffered from Hurricane "Andrew" in August 1992 had been completed. During 1993 and 1994, the Company loaned approximately $5,475,000 to the owner of the Resort (see Note 4--Long-Term Receivables). Of these loans, a total of approximately $2,791,000 was spent on building improvements and certain furniture, fixtures and equipment for the hotel. The balance of $2,684,000 enabled the owner to meet all of its obligations related to the hotel, including the cost of reconstruction and reopening. In 1994, payments received for interest on the Company's second mortgage were used to reduce the principal balance of one of these loans. At December 31, 1994, the Company's receivable from the Key Biscayne property aggregated $13,369,000. Management believes that all amounts due from the hotel will be realized out of future hotel cash flow and/or future refinancing or sale proceeds.

     In 1994, the Company exercised the first of three ten-year options to renew its lease of the Royal Sonesta Hotel in New Orleans (see Note 9--Commitments and Contingencies).

     During the first quarter of 1993, the Company had a pre-tax $3,000,000 gain on sale, which resulted from the recognition of previously deferred income following the sale in 1992 of its Aruban assets. In 1992, the Company had a pre-tax gain on sale of $5,710,000, related to the same transaction.

     On March 31, 1992, the Company completed the assignment of its rights under its management agreement for the Sonesta Sanibel Harbour Resort & Spa to the hotel owner. In connection with the transaction, the owner paid the Company approximately $6,460,000. The payment included repayment of a $2,000,000 loan previously made to the owner together with $400,000 of accrued interest. As a result of this transaction, in 1992 the Company recognized management fee income of $1,739,000 representing payment of deferred fees; a credit to costs and expenses-other of $1,792,000 representing recovery of amounts paid to the owner and expensed in 1991; interest income of $364,000; and a credit to administrative and general expenses of $158,000 representing recovery of advances made in previous years that had been expensed as nonrecoverable.

     Included in the 1992 administrative and general expense is a corporate office restructuring charge of $1,093,000.

     Gross revenues for hotels operated by the Company under management contracts, by geographic area, are summarized below:

                                (in thousands)
                                 (Unaudited)
                    ----------------------------------------
                     1994           1993           1992
                    -------        -------        -------
United States       $20,107        $ 4,678        $28,474
Caribbean            42,562         37,653         22,885
Egypt                21,594         14,448         15,861
                    -------        -------        -------
                    $84,263        $56,779        $67,220
                    -------        -------        -------
                    -------        -------        -------

     Sonesta has granted licenses, for which it receives fees, for the use of its name for hotels in Jerusalem, Israel; two hotels on the island of Aruba; and a hotel in Santiago, Chile.

     Costs and operating expenses for owned and leased hotels are summarized below:

                                       (in thousands)
                         ------------------------------------------
                          1994           1993           1992
                         -------        -------        -------
Direct departmental costs:
     Rooms               $ 7,786        $ 7,206        $ 7,111
     Food and beverage    10,209          9,419          8,761
     Other                 2,576          2,476          2,587
                         -------        -------        -------
                          20,571         19,101         18,459
Heat, light and power      1,773          1,822          1,733
                         -------        -------        -------
                         $22,344        $20,923        $20,192
                         -------        -------        -------
                         -------        -------        -------

     Direct departmental costs include payroll expense and related payroll burden, the cost of food and beverage consumed and other departmental costs.

--------------------------------------------------------------------------------


     Segment data by geographic area follows:

                                  (in thousands)
                                     Revenues
                    ------------------------------------------
                     1994           1993           1992
                    -------        -------        -------
United States       $50,865        $46,705        $47,361
Other                 2,456          1,887          1,806
                    -------        -------        -------
Consolidated        $53,321        $48,592        $49,167
                    -------        -------        -------
                    -------        -------        -------
                                 Operating income
                    ------------------------------------------
                     1994           1993           1992
                    -------        -------        -------
United States       $ 2,226        $   856        $ 4,110
Other                   680            796            912
                    -------        -------        -------
Consolidated        $ 2,906        $ 1,652        $ 5,022
                    -------        -------        -------
                    -------        -------        -------
                               Identifiable Assets
                    ------------------------------------------
                     1994           1993           1992
                    -------        -------        -------
United States       $52,813        $51,917        $46,403
Other                 2,674            951            306
Corporate             4,627          6,919         11,194
                    -------        -------        -------
Consolidated        $60,114        $59,787        $57,903
                    -------        -------        -------
                    -------        -------        -------

3.   INVESTMENTS IN HOTELS

     Included in the consolidated balance sheets of the Company are the following investments, at equity (see Note 2--Operations):

                                                        (in thousands)
                                                       -----------------
                                                       December 31, 1994
                                                       -----------------
Sonesta Beach Hotel & Casino, Curacao, N.A.                 $1,363
SoHo hotel project, New York City                            3,782
Guanacaste hotel project, Costa Rica                           503
                                                            ------
                                                            $5,648
                                                            ------
                                                            ------

     In May 1994 the Company acquired a 22% equity interest in the Sonesta Beach Hotel & Casino, Curacao for a payment of $2,000,000. The following table presents summarized financial information of the hotel for 1994:

                                     (in thousands)
                              ----------------------------
Statement of Operations       Year Ended December 31, 1994
                              ----------------------------
Revenues                                $17,736
Costs and expenses                       21,994
                                        -------
Net loss                                $ 4,258
                                        -------
                                        -------

                                     (in thousands)
                              ----------------------------
Balance Sheet                       December 31, 1994
                              ----------------------------
Current assets                          $ 3,988
Non-current assets                       42,285
                                        -------
                                        $46,273
                                        -------
                                        -------

Current liabilities                     $ 6,466
Long-term liabilities                    41,944
Shareholders' capital deficiency         (2,137)
                                        -------
                                        $46,273
                                        -------
                                        -------

     Included in the hotel's costs and expenses is depreciation and amortization expense of approximately $3,519,000.

     Included in the Company's statement of operations for 1994 is equity in net loss of $637,285, which represents the Company's 22% share of the net loss for the period June to December 1994.

4.   LONG-TERM RECEIVABLES AND ADVANCES

                                                     (in thousands)
                                             -------------------------------
                                             December 31         December 31
                                                1994                1993
                                             -----------         -----------
The Sonesta Beach Resort, Key
  Biscayne, Florida
     Second mortgage receivable,
       14-1/2% interest (of which 11% is
       payable quarterly and 3-1/2%
       deferred until maturity) due
       12/31/97 (a)                            $ 5,000             $ 5,000
     Deferred interest receivable                2,306               2,306
     $6,500,000 fourth mortgage
       receivable. 10% simple interest due
       12/31/04, net of $5,500,000
       reserve (a)                               1,000               1,000
     Loan to owner (b)                           2,272               2,684
     Loans to owner (c)                          2,791               2,501
The Crystal Casino, Aruba (d)                       --               1,926
Sharm el Sheikh (e)                                800                 600
Other                                              334                 390
                                               -------             -------
     Total long-term receivables               $14,503             $16,407
     Less current portion                           26                 123
                                               -------             -------
     Net long-term receivables                 $14,477             $16,284
                                               -------             -------
                                               -------             -------

(a) The Company's mortgage notes receivable are subordinate to a first mortgage of $23,338,000 at December 31, 1994. The maturity date of the first mortgage loan is October 1, 2000. Based on the Company's analysis of the present situation in the hotel industry and generally depressed hotel real estate values, it has stopped, effective July 1, 1992, recording as income the deferred portion of interest on the second mortgage. Interest received on the second mortgage in 1994 has been used to reduce the principal balance of a loan made to the owner of the hotel (see Note 4(b) below).

(b) A subsidiary of the Company has loaned $2,684,000 to the hotel's owner (see also Note 2--Operations). Of this loan, $550,000 accrues interest at a rate of 14 1/2%, while the balance accrues interest at the prime rate. Principal and interest are payable, beginning in 1994, out of hotel cash flow remaining after payment of first and second mortgage interest and a payment to owner equal to 3/4 of 1% of revenues of the hotel. Of this loan, an amount of $550,000 and interest thereon is secured by the Company's second mortgage, while the remaining amount is secured by a third mortgage on the hotel

                                       11


--------------------------------------------------------------------------------


     property. Interest received of $412,000 on the Company's second mortgage (see Note 4(a) above) during 1994 has been used to reduce the principal balance to $2,272,000 at December 31, 1994.

(c) Under three separate agreements, a subsidiary of the Company has loaned $2,791,000 to the owner of the hotel (see also Note 2--Operations). These loans earn interest at rates ranging from 10% to prime plus two percentage points. The principal and interest is payable, beginning in 1994, out of hotel cash flow available after payment of first and second mortgage interest.

(d) This receivable, which resulted from the sale of the Company's assets in Aruba, was paid in full during 1994.

(e) A subsidiary of the Company has loaned $800,000 to the owner of the Sonesta Beach Resort, Sharm el Sheikh which opened in May 1994. This receivable earns interest at an annual rate of ten percent. Principal and interest is payable in 18 monthly installments out of hotel cash flow following the opening of the hotel.

5.   BORROWING ARRANGEMENTS

     The Company has a $2,000,000 line of credit which expires on September 30, 1995. This line of credit bears interest at the prime rate. The terms of the line require a certain minimum net worth, a minimum amount of unrestricted cash or available credit lines during part of each calendar year, and approval for additional borrowings by the Company. No amount was outstanding under this line at December 31, 1994.

     A subsidiary of the Company has a line of credit which was $3,500,000 until December 31, 1994, and increased to $5,000,000 as of January 1, 1995. This line will expire on December 31, 1997. The terms of the line require certain minimum levels of earnings and net worth, limit cash dividends and purchases of the Company's stock, and specify a maximum defined debt to net worth ratio. The loan is secured by the Company's leasehold interest in the Royal Sonesta Hotel, New Orleans. The interest rate as of January 1, 1995 is prime less one-eighth percent, and the commitment fee on the unused portion of the line is .65% per annum. The balance outstanding under this line at December 31, 1994 was $500,000.

     During 1994 and 1993 average short-term borrowings were approximately $270,839 and $43,889 at average interest rates of 7.43% and 6.00%, respectively. The maximum amount of short-term borrowings outstanding during 1994 and 1993 was $2,000,000, and $600,000, respectively. There were no short-term borrowings during 1992.

6.   LONG-TERM DEBT

                                                  (in thousands)
                                             -----------------------
                                               1994           1993
                                             --------       --------
Charterhouse of Cambridge Trust:
     First mortgage notes (a)                $18,737        $19,371
Sonesta Curacao Hotel Corporation, N.V.
     Bank term loan (b)                        2,000             --
Other                                            188            188
                                             -------        -------
                                              20,925         19,559
Less current portion of long-term debt           837            711
                                             -------        -------
Total long-term debt                         $20,088        $18,848
                                             -------        -------

(a) The loan is secured by a first mortgage and first lien security interest on the Royal Sonesta Hotel Boston (Cambridge) property. This property is included in fixed assets at a net book value of approximately $19,700,000 at December 31, 1994. In addition, the stock of Sonesta of Massachusetts, Inc. and the shares of Charterhouse of Cambridge Trust have been pledged as security for the mortgage loan along with an unconditional assignment of the lease. The loan was extended for an additional five years as of April, 1992. The loan requires monthly principal payments of $24,834 until April 1994 and $66,777 for the remaining three years as of May 1994. Interest on the loan was 5% until April 1994, and is two percentage points over the LIBOR rate for the remaining three years of the extension term. The interest rate at December 31, 1994 was 8%.

(b) This loan is for a three year period ending April 30, 1997. No principal payments are required during the term. The interest rate was 9.75% at December 31, 1994, and is subject to periodic review by the bank. This loan may be prepaid on 60 days notice. The loan is secured by a Company guaranty, and by an assignment of the right to receive fees under the management agreement for the Sonesta Beach Hotel & Casino, Curacao.

7.   COMMON STOCKHOLDERS' EQUITY

                                              (in thousands)
                                        -------------------------
                                        Common         Treasury
                                         Stock          Shares
                                        ------         --------
Balance, January 1, 1992                $3,488         $(1,891)
Purchase of 827,439 shares (a)              --          (6,115)
                                        ------         --------
Balance, December 31, 1992              $3,488         $(8,006)
Purchase of 7,800 shares                    --             (58)
                                        ------         --------
Balance, December 31, 1993 and 1994     $3,488         $(8,064)
                                        ------         --------
                                        ------         --------

(a) On August 26, 1992, the Company purchased 300,000 shares of its common stock through a "Dutch Auction" tender offer and an additional 450,000 shares by agreement with members of the Sonnabend family. The purchase price for all 750,000 shares was $7.50

                                       12


--------------------------------------------------------------------------------


     per share, the price established by the "Dutch Auction". The total cost, including expenses, was approximately $5,750,000.

8.   REDEEMABLE PREFERRED STOCK

     The 5% cumulative preferred stock is subject to redemption at $27.50 per share plus accrued dividends to the date of redemption. Preferred stock sinking fund requirements to December 31, 1994, have been satisfied by the exchange in prior years of common stock for preferred stock and by the purchase and retirement of preferred stock. No dividends on common stock may be declared or paid and no common stock may be purchased or redeemed, unless preferred stock sinking fund requirements are met.

9.   COMMITMENTS AND CONTINGENCIES

     The Company operates the Royal Sonesta Hotel, New Orleans, Louisiana, under a lease. The initial 25 year term expired in September 1994, and the Company has exercised its first of three 10-year options to extend the lease. Until September 1994 the lease required a minimum annual base rent of $953,574, plus a percentage rent based on net income, as adjusted. As of October 1994, no base rent is payable, but the percentage rent, based on net income, increased. The Company leases space for its executive offices in Boston, Massachusetts. The lease expired in 1994. As of October 1994 the Company renewed the lease for part of the space at reduced rates. The Company provides for rent expense on a straight line basis although payments under the lease do not commence until October 1995. The Company is also committed, under various leases, for certain other property, equipment and real estate.

     Minimum fixed rentals, principally on real estate, payable subsequent to December 31, 1994, (exclusive of real estate taxes, insurance and other occupancy costs) are as follows:

                                              (in thousands)
                                   ---------------------------------------
Period                             Operating Leases         Capital Leases
------                             ----------------         --------------
1995                                    $  371                  $129
1996                                       748                    91
1997                                       735                    64
1998                                       666                    54
1999                                       596                    --
Thereafter                               2,713                    --
                                        ------                  ----
                                        $5,829                  $338
Less interest amounts at various rates                            60
                                                                ----
Present value of minimum fixed rentals                          $278
Less current portion                                              99
                                                                ----
Total long-term capitalized lease obligation                    $179
                                                                ----
                                                                ----

     Rentals charged to operations are as follows:

                                         (in thousands)
                              ------------------------------------
                               1994           1993           1992
                              ------         ------         ------
Real Estate:
     Fixed rental             $  996         $1,038         $1,155
     Percentage rentals
       based on defined
       operating profits       3,038          1,822          1,755
Other rentals                     46             53             51
                              ------         ------         ------
                              $4,080         $2,913         $2,961
                              ------         ------         ------
                              ------         ------         ------

     The capitalized lease assets and accumulated depreciation thereon are included in property and equipment as follows:

                                          (in thousands)
                                        ------------------
                                        1994       1993
                                        ----      -------
Buildings                               $ --      $ 15,301
Furniture and equipment                  539           539
                                        ----      --------
                                         539        15,840
Accumulated depreciation                (270)      (14,883)
                                        ----      --------
                                        $269      $    957
                                        ----      --------
                                        ----      --------

     In September 1993, the Company entered into agreements to manage a new hotel in New Orleans. The 243 room full service hotel will be located in the French Quarter and will be called Chateau Sonesta Hotel. The Company will receive management and marketing fees based on revenues, and incentive fees based on cash flow. The Company will guarantee debt service payments of approximately $1,500,000 per year on the hotel's first mortgage of $12,600,000 for a period of 5 years following the opening of the hotel. Advances made under this guaranty will be secured by a mortgage. The new hotel is expected to open in April 1995.

     The Company has incentive compensation plans under which hotel profit bases, as established annually, must be achieved before any incentive compensation may be earned. The incentive compensation charged to operations was $1,026,200 in 1994, $1,008,800 in 1993 and $916,400 in 1992.

10.  PENSION AND BENEFIT PLANS

PENSION PLAN

     The Company maintains a non-contributory defined benefit pension plan (the
Plan) for certain employees of Sonesta International Hotels Corporation and its subsidiaries. Benefits are based on the employee's years of service and the highest average monthly salary during any 60 consecutive months of employment. The Company's funding policy is to contribute annually at least the minimum contribution required by ERISA.

--------------------------------------------------------------------------------


     The Company's pension cost for the Plan was computed as follows:

                                               (in thousands)
                                             ------------------
                                             1994        1993
                                             ----      --------
Service cost                                 $560      $   433
Interest cost                                 840          944
Return on plan assets                        (922)      (1,056)
Amortization of:
     Unrecognized net transition asset        (88)         (88)
     Unrecognized prior service cost           65           83
     Unrecognized net (gain)/loss              96          (90)
                                             ----       ------
                                             $551      $   226
                                             ----       ------
                                             ----       ------

     The following table sets forth the funded status of the Plan at December 31, 1994 and 1993:

                                                      (in thousands)
                                                  -----------------------
                                                   1994             1993
                                                  ------          --------
Actuarial present value of accumulated benefit
     obligation:
     Vested                                       $8,499           $ 9,253
     Nonvested                                       177               199
                                                  ------           -------
Accumulated benefit obligation                     8,676             9,452
Effect of assumed increase in compensation
     levels                                        2,294             2,586
                                                  ------           -------
Projected benefit obligation                      10,970            12,038
Market value of plan assets                        9,671            10,970
                                                  ------            ------
Projected benefit obligation in excess of Plan
     assets                                        1,299             1,068
Unrecognized net loss                               (533)             (566)
Unrecognized prior service cost                     (915)           (1,291)
Unrecognized net transition asset                    969             1,057
                                                  ------            ------
Accrued pension liability recognized in the
     consolidated balance sheets                  $  820            $  268
                                                  ------            ------
                                                  ------            ------

     The Plan's assets include equity and fixed income securities, short-term investments and cash.

     Assumptions used to develop the pension costs were:

                                                       1994           1993
                                                       ----           ----
Assumed discount rate                                  8.0%           7.0%
Assumed rate of compensation increases                 4.5%           4.0%
Expected weighted average rate of return on plan
     assets                                            8.5%           8.5%

     The change of the assumed discount rate and rate of compensation had no effect on the 1994 pension expense.

SAVINGS PLAN


     The Company has an employee savings plan (the "Savings Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating U.S. employees may defer a portion of their pre-tax earnings up to the Internal Revenue Service annual contribution limit. All U.S. employees of the Company are eligible to participate in the Savings Plan. Participating employees may choose to invest their contributions in each one of five mutual funds, which include equity funds, balanced funds and a money market fund. The Savings Plan does not provide for contributions by the Company.

11.  INCOME TAXES

     The Company adopted the provisions of Statement of Financial Accounting Standards No. 109, (FASB 109), "Accounting for Income Taxes" in December 1992 and has elected not to restate prior years' results as the effect on those years would not be material. The cumulative effect of the application of FASB 109 was to increase net income as of January 1, 1992 by $292,403. The adoption of FASB 109 had no effect on the 1992, 1993 or 1994 earnings.

     The table below allocates tax expense (benefit) based upon the source of income.

                                                                                       (in thousands)
                                                                        1994                1993                1992
                                                                 ------------------- ------------------- -------------------
                                                                 Domestic  Foreign   Domestic  Foreign   Domestic  Foreign
                                                                 --------  -------   --------  -------   --------  -------
Income before income taxes                                          $938    $   27      $291    $4,209    $4,230    $6,970
                                                                    ----    ------      ----    ------    ------    ------
                                                                    ----    ------      ----    ------    ------    ------
Federal, foreign and state income tax provision (benefit):
  Current United States income tax                                  $709    $1,495      $169    $2,201    $1,998    $6,096
  Current and deferred state and foreign income tax (benefit)        211        55       185        56       171    (1,688)
  Deferred federal income tax                                       (433)   (1,536)     (133)     (677)     (724)       (5)
                                                                    ----    ------      ----    ------    ------    ------
                                                                    $487    $   14      $221    $1,580    $1,445    $4,403
                                                                    ----    ------      ----    ------    ------    ------
                                                                    ----    ------      ----    ------    ------    ------

                                       14

--------------------------------------------------------------------------------


     A reconciliation of net tax expense applicable to income before provision for income taxes at the statutory rate follows:

                                                          (in thousands)
                                                  ------------------------------
                                                  1994       1993      1992
                                                  ----      ------    ------
Expected provision for taxes at statutory rate    $329      $1,530    $3,808
State income taxes, net of federal benefit         139         122       113
Provision for tax on previously unremitted
     foreign earnings                               --          --     1,940
Other                                               33         149       (13)
                                                  ----      ------    ------
                                                  $501      $1,801    $5,848
                                                  ----      ------    ------
                                                  ----      ------    ------

     Deferred tax benefits results from temporary differences in the recognition of revenue and expense for tax and financial reporting purposes. The source of these differences and their tax effects are as follows:


                                                             (in thousands)
                                                       --------------------------------
                                                         1994        1993        1992
                                                       --------    --------    --------
Gain from sale of property                             $  (639)    $    356    $    283
Earnings of foreign subsidiaries, reported
     for tax purposes                                     (680)      (1,057)     (2,713)
Losses from foreign subsidiary, not reported
     for tax purposes                                     (217)          --          --
Tax depreciation less than book depreciation              (156)        (283)       (675)
Provision for tax on previously untaxed
     foreign earnings                                       --           --       1,940
Reversal of deferred foreign tax provision                  --           --         485
Other temporary differences                               (298)         140         (99)
                                                       -------     --------    --------
                                                       $(1,990)    $   (844)   $   (779)
                                                       -------     --------    --------
                                                       -------     --------    --------

     Temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities that give rise to significant portions of deferred income taxes at December 31, 1994 and 1993 relate to the following:


                                                             1994      1993
                                                            ------    ------
Current portion of deferred tax liabilities (assets)
  Unremitted foreign subsidiary's earnings                  $1,186    $2,309
  Expenses accrued but deferred for tax purposes              (563)     (375)
                                                            ------    ------
                                                            $  623    $1,934
                                                            ------    ------
                                                            ------    ------
Long term portion of deferred tax liabilities (assets)
  Depreciation book tax difference                          $3,058    $3,214
  Unremitted foreign subsidiary's earnings                     443        --
  Installment sale gain                                         --       639
  Losses from foreign subsidiary, not currently deductible    (217)       --
  State tax benefits of $1,320,000 ($1,950,000 in 1993)
    from net operating loss carry-forwards, net of
    valuation allowances                                        --        --
  Other                                                       (263)     (153)
                                                            ------    ------
                                                            $3,021    $3,700
                                                            ------    ------
                                                            ------    ------

     At December 31, 1994 and 1993, the Company had state net operating loss carryforwards of approximately $14,000,000, and $21,000,000, respectively, for income tax purposes that began expiring in 1994. For financial reporting purposes valuation allowances of $1,320,000 and $1,950,000 have been recognized at December 31, 1994 and 1993 respectively, to offset the deferred tax assets related to those carryforwards.

     Refundable federal income taxes of $959,000 are included in accounts receivable at December 31, 1994. These taxes represent payments made in 1994 to settle a dispute related to foreign taxes on the Company's 1991 sale of a hotel in Amsterdam, The Netherlands.

     Foreign income tax receivables of $71,000 and $267,000 at December 31, 1994 and 1993 respectively, are included in accounts receivable other.

                           [ERNST & YOUNG LETTERHEAD]



                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors
Sonesta International Hotels Corporation

     We have audited the accompanying consolidated balance sheets of Sonesta International Hotels Corporation and subsidiaries as of December 31, 1994 and 1993 and the related consolidated statements of operations and retained earnings and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sonesta International Hotels Corporation and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the consolidated financial statements, in 1992 the Company changed its method of accounting for income taxes.

                                             /s/ Ernst & Young LLP

March 7, 1995

SONESTA INTERNATIONAL HOTELS CORPORATION

Executive Offices, John Hancock Tower, 200 Clarendon Street
Boston, Massachusetts 02116 (617) 421-5400 Fax 421-5402

----------------------------------------------------------------------------------------------------------

SONESTA DIRECTORS
Vernon R. Alden(2)                Lawrence M. Levinson(1)(2)          Roger P. Sonnabend(1)
Director and Trustee of           PARTNER, Burns & Levinson           CHAIRMAN OF THE BOARD AND
Several Organizations             Attorneys at Law                    CHIEF EXECUTIVE OFFICER
                                                                      Sonesta International
Joseph L. Bower(1)(2)             Paul Sonnabend(1)                   Hotels Corporation
PROFESSOR, Harvard                PRESIDENT, Sonesta
Business School                   International Hotels                Stephen Sonnabend
                                  Corporation                         SENIOR VICE PRESIDENT
                                                                      Sonesta International
                                                                      Hotels Corporation

(1)Member Executive Committee     (2)Member Audit and Compensation
                                     Committees
----------------------------------------------------------------------------------------------------------
SONESTA OFFICERS
Roger P. Sonnabend                Christopher Baum                    Jacqueline Sonnabend
CHAIRMAN OF THE BOARD             VICE PRESIDENT-                     VICE PRESIDENT-HUMAN
AND CHIEF EXECUTIVE OFFICER       SALES & MARKETING COMMUNICATIONS    RESOURCES

Paul Sonnabend                    Felix Madera                        Peter J. Sonnabend
PRESIDENT                         VICE PRESIDENT-INTERNATIONAL        VICE PRESIDENT
                                                                      GENERAL COUNSEL AND SECRETARY
Stephen Sonnabend                  Boy A. J. van Riel
SENIOR VICE PRESIDENT              VICE PRESIDENT AND TREASURER       Hans U. Wandfluh
                                                                      VICE PRESIDENT
Stephanie Sonnabend               Mary Jane Rosa
EXECUTIVE VICE PRESIDENT          VICE PRESIDENT-DESIGN               David Rakouskas
                                                                      ASSISTANT SECRETARY AND DIRECTOR
                                                                      OF CORPORATE ACCOUNTING

----------------------------------------------------------------------------------------------------------

SONESTA HOTELS AND OTHER OPERATIONS
Royal Sonesta Hotel               Sonesta Beach Resort                Aruba Sonesta Resort
Boston (Cambridge),               Sharm el Sheikh, Egypt(2)           & Casino, Oranjestad,
Massachusetts(1)                                                      Aruba(2)
                                  Sonesta Hotel, Cairo, Egypt(2)
Royal Sonesta Hotel                                                   Aruba Sonesta Suites & Casino
New Orleans, Louisiana(1)         Sonesta Hotel, Port Said, Egypt(2)  Oranjestad, Aruba(3)

Chateau Sonesta Hotel             Paradisio Hotel, El Gouna, Egypt(2) Sonesta Hotel, Santiago, Chile(3)
New Orleans, Louisiana(2)
(Opening early 1995)              Sonesta Nile Goddess Cruise Ship    Sonesta Hotel, Jerusalem,
                                  Cairo, Egypt(2)                     Israel(3)
Sonesta Beach Resort
Southampton, Bermuda(2)           Sonesta Sun Goddess Cruise Ship
                                  Cairo, Egypt(2)
Sonesta Beach Hotel & Casino
Curacao, Netherlands Antilles(2)  Ambassador Club
                                  Hurghada, Egypt(2)
Sonesta Beach Resort              (Opening 1995)
Key Biscayne, Florida(2)

Sonesta Beach Resort
Hurghada, Egypt(2)

(1)Owned or Leased                      (2)Operated under Management Agreement                 (3)Licensed

For reservations, call toll free 800-SONESTA (800-766-3782)
--------------------------------------------------------------------------------
INDEPENDENT AUDITORS
Ernst & Young LLP. 200 Clarendon Street, Boston, Massachusetts 02116

TRANSFER AGENT AND REGISTRAR
Mellon Securities Trust Company, 111 Founders Plaza, Suite 1100, East Hartford, Connecticut 06108