Form 10-K, Exhibit 13
period 1995-12-31
SONESTA INTERNATIONAL HOTELS CORP
filed 1996-03-29
CIK 91741

REPORT TO SHAREHOLDERS
-----------------------------------------------------------------------------

The hotel industry continues to improve, reporting increases in occupancy and average rates. The demand for hotel rooms has finally caught up with the excess capacity created during the 1980's, which should result in several years of prosperity. We are concerned, however, that some larger hotel companies have announced major plans to expand through the construction of new hotel properties, once again risking a glut of hotel rooms.

Sonesta is expanding--but slowly and carefully. Last April we opened the 243-room Chateau Sonesta Hotel in New Orleans. New Orleans continues to be one of the strongest hotel markets in the United States. In Egypt, we opened a new property: Ambassador Club, in Hurghada, and we will open a new hotel in Luxor later this year. A new Sonesta hotel in Bahrain is also under construction and should open early next year. We have previously reported on the opening of Sonesta Hotel, in Santiago, Chile last January 1995.

Sonesta has also expanded through acquisition, purchasing Casablanca Resort, in Anguilla, B.W.I. in November. This 100-room beachfront resort, which closed following Hurricane Luis in September, reopened in January as Sonesta Beach Resort Anguilla. We plan to expand the Resort over the next 2-3 years in order to maximize its profitability.

In other ways, 1995 was another good year for Sonesta. All of our managed hotels and resorts performed well; only our two Nile River cruise ships and Sonesta Beach, Bermuda--because of the renovation there--lagged. Also, and importantly, all of our managed properties are in top physical condition:
Sonesta Beach, Curacao; Sonesta Hotel Santiago; Sonesta Beach, Sharm el Sheikh; Sonesta Paradisio; and Sonesta Port Said are all less than three years old; Sonesta Beach, Key Biscayne was completely renovated following Hurricane Andrew in 1992; Sonesta Beach, Bermuda will benefit from a $20 million refurbishing program just now being completed; Sonesta Hotel Cairo is experiencing a major renovation and expansion that will make it one of the finest hotels in that city; and our Royal Sonesta Hotels, in Boston and New Orleans, have always been maintained in first class condition.

The development of a beach resort in Guanacaste, Costa Rica that the Company has undertaken with local partners is proceeding, but more slowly than we had anticipated. Our continued involvement in this project is subject to the resolution of pending business and financial issues.

The Company has decided not to proceed with development of the 78-room hotel in the SoHo area of New York that we reported last year. The cost of construction and the lack of conventional financing made this project less desirable for us.

Stephanie Sonnabend became President of Sonesta on January 1, 1996. Paul Sonnabend has assumed the position of Chairman of the Executive Committee and Chief Financial Officer, and will continue to supervise several areas important to the Company. Peter J. Sonnabend had been named Vice Chairman of the Board of Directors last May; and, most recently, Jacqueline Sonnabend, who has been Sonesta's Vice President--Human Resources, was named Executive Vice President in light of her increasing management role. These developments are occurring in the context of an orderly transition of day to day management responsibility to the next generation of Sonnabends committed to the business of operating deluxe hotels and resorts.

We are pleased with our present position in the global hotel industry, and our prospects for the future. We will continue to focus on maintaining our hotels and resorts in top condition, operating them well, and growing at a steady, but measured, pace.

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

/s/ Roger P. Sonnabend

Roger P. Sonnabend
Chairman of the Board
and Chief Executive Officer

/s/ Stephanie Sonnabend

Stephanie Sonnabend
President
March 10, 1996

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION
 -----------------------------------------------------------------------------

The Company's consolidated financial statements include the revenues, expenses, assets and liabilities of the Royal Sonesta Hotel, Boston (Cambridge), the Sonesta Beach Resort Anguilla, B.W.I., and the Royal Sonesta Hotel, New Orleans. The Boston (Cambridge ) property is owned by the Company, and the New Orleans hotel is operated under a long-term lease. The Sonesta Beach Resort Anguilla was purchased by the Company in November 1995. The hotel closed following Hurricane Luis in September 1995 and reopened in January 1996 (see also Note 2--Operations).

Results of Operations
Revenues

1995 versus 1994: Revenues in 1995 increased by $2,518,000 compared to 1994. The 1995 increase is due to an increase of $1,203,000 at the Royal Sonesta Hotel Boston (Cambridge), an increase of $697,000 at the Royal Sonesta New Orleans, and an increase of $618,000 in management fees and income from other sources. The increase in revenues at the Boston (Cambridge) hotel was due to an 8% increase in average room rate, and increased food and other revenues. The increase in the New Orleans hotel was primarily due to a 3% increase in average room rate. The increase of $618,000 in management and service fee income was due to $256,000 of income from the Chateau Sonesta Hotel in New Orleans, which opened in April 1995, an increase of $226,000 from Sonesta Beach Resort, Sharm el Sheikh, which opened in May 1994, and a net increase of $136,000 from other sources.

1994 versus 1993: Revenues increased in 1994 by $4,729,000 compared to 1993. The 1994 increase is primarily due to a $3,137,000 increase at the Royal Sonesta Hotel, New Orleans, an increase of $1,535,000 at the Royal Sonesta Hotel, Boston (Cambridge), and a net increase of $57,000 from management, license and service fees, and income from other sources. The increase at the New Orleans hotel resulted primarily from an increase in occupancy from 73.5% to 79.6%, a 5.1% increase in average room rate, and increased food and beverage revenues. The increase at the Boston (Cambridge) hotel was primarily caused by a 5.9% increase in average room rate and increased food and beverage revenues, and included a slight increase in occupancy from 75.1% to 76.5%

Operating Income

1995 versus 1994: Operating income for 1995 was $2,659,000 compared to $2,906,000 in 1994. The operating income from the Boston (Cambridge) hotel increased by $812,000, the New Orleans hotel's operating income decreased by $1,437,000, while operating income from management and other sources increased by $378,000. The decrease in operating income at the New Orleans hotel was caused by an increase in rent expense of $2,231,000, an increase in operating and overhead expenses of $676,000, partially offset by an increase in revenues of $697,000, and a decrease in depreciation expense of $773,000. The rent increase was the result of an increase in the percentage rent due under the hotel lease effective October 1994 (see also Note 9--Commitments and Contingencies). The increase in operating income at the Company's Boston (Cambridge) location was the result of increased revenues of $1,203,000, partially offset by an increase in cost and operating and other expenses of $391,000. Operating income from all other sources rose by $378,000 as a result of increased management and other fee income of $618,000, and a net increase in expenses related to these activities of $240,000.

1994 versus 1993: Operating income increased in 1994 by $1,254,000 compared to 1993. Operating income improved by $581,000 at the Company's Boston (Cambridge) hotel, and by $544,000 at its New Orleans hotel after covering an increase in rent expense under the lease of $1,216,000 due to increased profits, and an increase in the percentage rent as of October 1994 (see also
Note 9--Commitments and Contingencies). The remaining 1994 increase in operating income of $129,000 is primarily a result of net increases in revenues from management fees and other sources, and decreased operating costs.

Other Income and Deductions

The Company recognized an insurance gain of $817,000 in 1995 as a result of flooding at its hotel in New Orleans (see Note 2--Operations).

A gain on sale of $535,000 in 1995 resulted from a settlement, for amounts less than previously recorded, of liabilities related to the sale by the Company of the Amsterdam Sonesta Hotel in 1991. In 1993, the Company had a gain on sale of $3,000,000 as a result of the sale of certain assets in Aruba.

The equity in net loss of hotel and casino of $657,000 and $637,000 in 1995 and 1994, respectively, reflects the Company's 22% share of the losses of the Sonesta Beach Hotel & Casino in Curacao (see Note 3--Investments in Hotels).

Interest income increased from $251,000 in 1994 to $946,000 in 1995. This was primarily a result of the fact that the Company recorded interest income of $550,000 in 1995 on a $5,000,000 mortgage receivable from its Key Biscayne hotel. In 1994, the Company did not record this as income (see Note 4-- Long-Term Receivables and Advances). Also in 1995, the Company received interest on a federal tax refund. Interest income decreased from $942,000 in 1993 to $251,000 in 1994. This was due to the Company not recognizing as income in 1994 the interest on the Key Biscayne mortgage receivable as mentioned above. Also, 1993 interest income included higher interest received on a receivable related to a sale of Aruban assets, which was repaid during 1994.

Interest expense increased from $1,537,000 in 1994 to $1,769,000 in 1995. This increase is primarily due to an increase in the interest rate on the Company's mortgage loan on the Boston (Cambridge) hotel property. The interest rate on this loan was 5% until April 1994, and increased to LIBOR plus two percentage points thereafter (see also Note 6--Long-Term Debt). The Company's interest expense increased from $1,192,000 in 1993 to $1,537,000 in 1994. This increase was due primarily to the above mentioned increase in the interest rate on the Company's Boston (Cambridge) mortgage loan, and the additional borrowing of a $2,000,000 bank term loan in May 1994 (see Note 6-- Long-Term Debt).

Federal, State and Foreign Income Taxes

The 1995 tax benefit results primarily from a reversal of deferred federal income tax previously provided on foreign earnings which, during 1995, were permanently invested outside the United States.

The total tax expense in 1994 is higher than the statutory tax rate due to the provisions for state income taxes, in particular on the New Orleans hotel's profits.

Liquidity and Capital Resources

The Company had cash and cash equivalents of approximately $3,370,000 at December 31,1995. The Company has $7,500,000 available under three lines of credit (see Note 5--Borrowing Arrangements). A total of $62,000 was outstanding under these lines at December 31, 1995.

The Company had a working capital deficit of approximately $5,834,000 at December 31, 1995. This was primarily caused by accrued percentage rent of approximately $5,269,000 for the year ending December 31, 1995, related to the Royal Sonesta Hotel New Orleans, which is operated by the Company under a long-term lease. This rent is payable in March 1996 and will be paid from the Company's available cash balances and borrowings under its lines of credit.

A foreign subsidiary of the Company purchased the Casablanca Resort in Anguilla, B.W.I. in November 1995 (see also Note 2--Operations). Of the purchase price of approximately $10,050,000, approximately $3,450,000 was paid in cash from a foreign subsidiary's available cash balances, and the remaining balance was paid through the assumption of debt and by the proceeds of Seller financing.

During 1995, the Company invested $1,290,000 in a hotel project in New York, which increased its total investment to $5,072,000 at December 31, 1995. The Company has decided not to proceed with the development of the hotel, and expects to be repaid its investment in 1996 (see also Note 2--Operations).

The mortgage loan on the Company's Boston (Cambridge) hotel matures in April 1997 (see Note 6--Long-Term Debt). The balance at maturity will be approximately $16,900,000. The Company expects to find replacement financing for this loan.

Company management believes that its present cash balances plus its available borrowing capacity are more than adequate to meet its cash requirements for 1996 and beyond.

Selected Quarterly Financial Data

Selected quarterly financial information for the years ended December 31, 1995 and 1994 are as follows:

                                   (in thousands except for per share data)
                                                     1995
                                  ------------------------------------------
                                    1st        2nd        3rd         4th
                                   ------     ------     ------      -------
Revenues                          $13,503    $14,444    $13,417     $14,476
Operating income (loss)               (23)     1,475        851         356
Net income                            334        867        320       1,254
Net income per share of
  common stock                      $0.16      $0.42      $0.15       $0.60

                                                      1994
                                   -----------------------------------------
                                    1st        2nd        3rd         4th
                                   ------     ------     ------      -------
Revenues                          $12,438    $14,721    $12,210     $13,952
Operating income                      242      2,003        172         489
Net income (loss)                     (43)       905       (324)        (74)
Net income (loss) per share
  of common stock                 $(0.02)      $0.44     $(0.16)     $(0.04)

SONESTA INTERNATIONAL HOTELS CORPORATION
5-YEAR SELECTED FINANCIAL DATA
-------------------------------------------------------------------------------

(In thousands except for per share data)

                            1995      1994      1993       1992       1991
                            ------    ------    ------    ------    --------
Revenues                  $ 55,840  $ 53,321  $ 48,592  $ 49,167    $ 49,986
Operating income (loss)      2,659     2,906     1,652     5,022     (16,721)
Net interest income
  (expense)                   (823)   (1,286)     (250)      722      (1,895)
Equity in net loss of
  hotel and casino            (656)     (637)    --        --          --
Foreign exchange gain
  (loss)                        11       (46)       14      (356)        726
Gain (loss) on sales of
  assets                       548       (90)    3,005     5,707      34,779
Other                          817       118        79       105          46
                             -----      -----     -----     -----      ------
Income before income
  taxes and cumulative
  effect of accounting
  change                     2,556       965     4,500    11,200      16,935
Federal, foreign and
  state income tax
  provision (benefit)         (219)      501     1,801     5,848      13,217
                            -----      -----     -----     -----      ------
Income before
  cumulative effect of
  accounting change          2,775       464     2,699     5,352       3,718
Cumulative gain from a
  change in an
  accounting principle       --        --        --          292       --
                            -----      -----     -----     -----      ------
  Net income              $  2,775  $    464  $  2,699  $  5,644    $  3,718
                            =====      =====     =====     =====      ======
Per share of common
  stock:
Income before
  cumulative effect of
  accounting change          $1.33      $.22     $1.30     $2.02       $1.27
Cumulative gain from a
  change in an
  accounting principle          --        --        --       .11          --
                            -----      -----     -----     -----      ------
  Net income                 $1.33      $.22     $1.30     $2.13       $1.27
                            =====      =====     =====     =====      ======
Cash dividends declared       $.30      $.30     $ .30     $  --       $1.00
                            =====      =====     =====     =====      ======
Working capital
  (deficit)               $ (5,834) $ (3,318) $ (1,586) $  2,550    $(26,005)
Net property and
  equipment                 38,362    28,431    30,432    32,184      35,459
Total assets                69,240    60,114    59,787    57,903      71,145
Long-term debt and
  capitalized lease
  obligations including
  currently payable
  portion                   26,293    21,204    20,591    21,807      26,380
Redeemable preferred
  stock                        294       294       294       294         294
Common stockholders'
  equity                    23,626    21,520    21,693    19,689      20,173
Common stockholders'
  equity per share           11.41     10.37     10.45      9.45        6.93
Total revenues
  including hotels
  operated under
  management contracts    $149,322  $137,584  $105,371  $116,387    $136,457
Common shares
  outstanding at end of
  year                       2,071     2,075     2,075     2,083       2,911

Market price data for the Company's common stock showing high and low prices by quarter for each of the last two years is as follows:

                            NASDAQ Quotations
                    --------------------------------
                         1995              1994
                     -------------   ---------------
                     High     Low     High     Low
                     -----    ----    -----   ------
First  ............. 9-3/8   8-1/2    8-3/4    7-3/4
Second ............  9-1/4   7-3/4    8-3/4    7-7/8
Third  ............. 9-1/4   7-3/4    8-1/2    8
Fourth ............  8-1/4   5-1/2    9-3/8    8-3/8

The Company's common stock trades on The NASDAQ Stock Market under the symbol SNSTA. As of March 5, 1996 there were 578 holders of record of the Company's common stock.

A copy of the Company's Form 10-K Report, which is filed annually with the Securities and Exchange Commission, is available to stockholders. Requests should be sent to the Office of the Secretary at the Company's Executive Offices.

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
 -----------------------------------------------------------------------------

For the three years ended December 31, 1995

                                     1995           1994           1993
                                 -----------    -----------    -------------
Revenues:
 Rooms                           $32,551,516    $31,179,197     $28,069,679
 Food and beverage                13,424,233     13,140,893      11,703,017
 Management, license and
  service fees                     5,319,995      4,731,460       4,499,050
 Other                             4,543,974      4,269,871       4,320,734
                                    ---------      ---------    -----------
                                  55,839,718     53,321,421      48,592,480
                                    ---------      ---------    -----------
Costs and expenses:
 Costs and operating expenses     23,008,941     22,344,098      20,922,759
 Advertising and promotion         4,575,267      4,694,613       4,265,209
 Administrative and general        9,655,961      8,755,289       8,143,765
 Human resources                   1,184,021      1,034,247         910,715
 Maintenance                       4,138,701      3,871,631       3,872,546
 Rentals                           6,108,269      4,080,280       2,913,445
 Property taxes                    1,091,705      1,206,188       1,111,474
 Depreciation and
  amortization                     3,418,006      4,428,737       4,800,279
                                    ---------      ---------    -----------
                                  53,180,871     50,415,083      46,940,192
                                    ---------      ---------    -----------
Operating income                   2,658,847      2,906,338       1,652,288
                                    ---------      ---------    -----------
Other income (deductions):
 Interest expense                 (1,768,974)    (1,536,883)     (1,191,967)
 Interest income                     946,046        251,310         941,751
 Equity in net loss of hotel
  and casino                        (656,625)      (637,285)         --
 Foreign exchange gain (loss)         11,321        (46,383)         13,565
 Gain (loss) on sales of
  assets                             548,159        (89,558)      3,005,329
 Gain from casualty insurance        817,246        117,685          79,122
                                    ---------      ---------    -----------
                                    (102,827)    (1,941,114)      2,847,800
                                    ---------      ---------    -----------
Income before income taxes         2,556,020        965,224       4,500,088
Federal, foreign and state
  income tax provision
  (benefit)                         (219,025)       501,525       1,801,226
                                    ---------      ---------    -----------
Net income                         2,775,045        463,699       2,698,862

Retained earnings at
  beginning of year               26,095,476     26,267,732      24,205,995
Cash dividends on common
  stock                             (621,978)      (622,584)       (623,754)
Cash dividends on preferred
  stock                              (13,371)       (13,371)        (13,371)
                                    ---------      ---------    -----------
Retained earnings at end of
  year                           $28,235,172    $26,095,476     $26,267,732
                                    =========      =========    ===========

Earnings per share of common
  stock                                $1.33          $ .22           $1.30
                                    =========      =========    ===========

Dividends paid per common
  share                                $ .30          $ .30           $ .30
Dividends paid per preferred
  share                                $1.25          $1.25           $1.25

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED BALANCE SHEETS
 -----------------------------------------------------------------------------

December 31, 1995 and 1994
                                                   1995           1994
                                                 ----------   -----------
ASSETS
Current assets:
 Cash and cash equivalents                      $ 3,369,515   $ 3,668,698
 Accounts and notes receivable:
  Trade, less allowance of $97,901 ($84,249
  in 1994) for doubtful accounts                  5,098,142     4,996,610
  Interest receivable                               145,341         3,281
  Other                                             828,168       918,989
                                                   --------      ---------
    Total accounts and notes receivable           6,071,651     5,918,880
 Refundable income taxes                             --           958,737
 Current portion of deferred taxes                  400,115        --
 Inventories                                        656,046       653,582
 Prepaid expenses                                   495,783       357,818
                                                   --------      ---------
          Total current assets                   10,993,110    11,557,715

Long-term receivables and advances               13,543,482    14,477,188

Investments in hotels                             6,341,385     5,648,024

Property and equipment, at cost:
 Land                                             2,201,594     2,201,594
 Buildings                                       39,611,172    30,866,358
 Furniture and equipment                         15,096,093    13,409,315
 Leasehold improvements                             699,918       483,011
                                                   --------      ---------
                                                 57,608,777    46,960,278
 Less accumulated depreciation and
  amortization                                   19,247,148    18,529,571
                                                   --------      ---------
    Net property and equipment                   38,361,629    28,430,707
                                                   --------      ---------
                                                $69,239,606   $60,113,634
                                                   ========      =========

See accompanying notes to consolidated financial statements.

                                                   1995           1994
                                                 ----------   ------------
LIABILITIES AND COMMON STOCKHOLDERS' EQUITY
Current liabilities:
 Notes payable                                  $   562,060    $   500,000
 Current portion of long-term debt and
  capitalized lease obligations                   1,211,263        936,775
 Accounts payable                                 5,379,678      5,440,160
 Federal, foreign and state income taxes            410,702        290,227
 Current portion of deferred taxes                   --            623,108
 Accrued liabilities:
  Salaries and wages                              1,781,850      1,662,219
  Rentals                                         5,269,925      3,217,614
  Interest                                          172,706        142,946
  Employee benefits                                 982,344      1,134,365
  Other                                           1,056,314        928,253
                                                   --------      ----------
                                                  9,263,139      7,085,397
                                                   --------      ----------
Total current liabilities                        16,826,842     14,875,667

Long-term debt                                   24,976,970     20,088,302
Capitalized lease obligations                       105,173        179,104
Deferred federal and state income taxes           2,380,872      3,021,238
Other non-current liabilities                     1,029,382        134,855
Commitments and contingencies
Redeemable preferred stock, $25 par value,
  at redemption value                               294,167        294,167
Common stockholders' equity:
 Common stock:
  Class A, $.80 par value:
  Authorized--10,000,000 shares
  Issued--3,051,088 shares at stated value        3,488,382      3,488,382
 Retained earnings                               28,235,172     26,095,476
 Treasury shares--979,851 (975,807 in 1994),
  at cost                                        (8,097,354)    (8,063,557)
                                                   --------      ----------
   Total common stockholders' equity             23,626,200     21,520,301
                                                   --------      ----------
                                                $69,239,606    $60,113,634
                                                   ========      ==========

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three years ended December 31, 1995
                                      1995          1994           1993
                                    ----------    ----------   ------------
Cash provided (used) by
  operating activities
 Net income                        $ 2,775,045   $   463,699    $ 2,698,862
 Items not (providing)
    requiring cash
  Foreign exchange (gain) loss         (11,321)       46,383        (13,565)
  Pension expense                      201,464       551,472        226,012
  Depreciation and amortization      3,418,006     4,428,737      4,800,279
  Deferred federal and state
     income taxes                   (1,663,589)   (1,989,680)      (843,570)
  Gain from casualty insurance        (817,246)     (117,685)       (79,122)
  (Gain) loss on sales of
     assets                           (548,159)       89,558     (3,005,329)
  Provision for doubtful
     accounts                           26,400       (22,000)        32,100
  Equity in loss of hotel and
     casino                            656,625       637,285         --
 Changes in assets and
    liabilities
  Accounts and notes receivable       (196,785)   (1,027,816)    (1,027,165)
  Refundable income taxes              958,737      (958,737)        --
  Inventories                           (2,464)       43,675        (12,307)
  Prepaid expenses                    (137,965)       43,599        (64,183)
  Accounts payable                     475,228       270,233        959,836
  Federal, foreign and state
    income taxes                       120,475      (891,203)       793,482
  Accrued liabilities                2,867,403     1,393,836       (320,030)
                                      --------      --------      ----------
   Cash provided by operating
     activities                      8,121,854     2,961,356      4,145,300
Cash provided (used) by
  investing activities
 Proceeds from sales of assets          26,630       352,934         10,200
 Proceeds from casualty
  insurance                            867,119       117,685         79,122
 Expenditures for property and
  equipment                         (6,921,400)   (2,861,744)    (3,041,196)
 Investments in hotels              (1,349,986)   (6,285,309)        --
 New loans and advances               (175,000)     (595,283)    (5,863,823)
 Payments received on long-term
  receivables and advances           1,132,123     2,582,236      2,000,628
                                      --------      --------      ----------
   Cash used by investing
     activities                     (6,420,514)   (6,689,481)    (6,815,069)
Cash provided (used) by
  financing activities
 Net borrowings (repayments)
  under line of credit
  agreements                          (437,940)      500,000         --
 Proceeds from issuance of
  long-term debt                        --         2,000,000         --
 Payments on long-term debt           (801,332)     (633,558)      (298,009)
 Payments on capitalized lease
  obligations                          (99,443)     (753,217)      (918,314)
 Purchase of common stock              (33,797)       --            (57,700)
 Cash dividends paid                  (635,955)     (635,955)      (325,833)
                                      --------      --------      ----------
   Cash provided (used) by
     financing activities           (2,008,467)      477,270     (1,599,856)
Gain (loss) from effect of
  exchange rate changes on cash          7,944           525         (4,925)
                                      --------      --------      ----------
Net decrease in cash                  (299,183)   (3,250,330)    (4,274,550)
Cash and cash equivalents at
  beginning of year                  3,668,698     6,919,028     11,193,578
                                      --------      --------      ----------
Cash and cash equivalents at
  end of year .                    $ 3,369,515   $ 3,668,698    $ 6,919,028
                                      ========      ========      ==========

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Significant Accounting Policies

Basis of Presentation:

Sonesta International Hotels Corporation (the Company) is engaged in the operation of hotels in Boston (Cambridge), Massachusetts and New Orleans, Louisiana. The Company purchased a hotel in Anguilla, B.W.I. in November 1995, which opened in January 1996. The Company also operates, under management agreements, hotels in Southampton, Bermuda; Curacao, Netherlands Antilles; Key Biscayne, Florida; New Orleans, Louisiana; and in Cairo, Sharm el Sheikh, Hurghada, El Gouna and Port Said, Egypt. Also in Egypt, the Company manages two Nile River cruise ships. Sonesta has granted licenses, for which it receives fees, for the use of its name for two hotels on the island of Aruba and a hotel in Santiago, Chile.

Principles of Consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Operations:

The consolidated financial statements include the results of operations of wholly owned and leased properties and fee income from managed and licensed properties. The equity method of accounting is used for the Company's investments in certain hotels. Under the equity method, original investments are recorded at cost and adjusted by the Company's share of undistributed earnings or losses of these hotels.

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

Advertising:

The cost of advertising is generally expensed as incurred.

Property and Equipment:

Depreciation and amortization of items of property and equipment are computed generally on the straight-line method based on the following estimated useful lives:

Buildings:
Owned properties                    20 to 40 years
Capital leases                      Initial lease periods

Furniture and equipment:
Located in owned properties         2 to 10 years
Located in leased properties        2 to 10 years or remaining
                                    lease terms, including
                                    option terms

Leasehold improvements              Remaining lease terms,
                                    including option terms

Income taxes:

The Company and its United States subsidiaries file a consolidated federal income tax return. Where appropriate, federal and foreign income taxes are provided on earnings of foreign subsidiaries that are intended to be remitted to the parent company.

Fair Value of Financial Instruments:

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The Company's financial instruments also include certain guarantees of indebtedness (see
Note 9--Commitments and Contingencies). The Company believes that the carrying value of the financial instruments approximates their fair values. The Company has made this determination for its long-term debt due to the variable interest rates that fluctuate with the prime and LIBOR rates, and their short-term maturities. With respect to long-term receivables and advances, which consist principally of amounts relating to Sonesta Beach Resort, Key Biscayne, management has concluded that it is not practicable to estimate the fair value of these instruments due to the uncertainty of the amounts and timing of future cash flows. Management believes that the fair value exceeds the carrying value of these receivables. Detailed information concerning these receivables is included in Note 4--Long Term Receivables and Advances.

Impact of Recently Issued Accounting Standards:

In March 1995, the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement 121 in the first quarter of 1996 and, based on current circumstances, does not believe the effect of adoption will be material.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Per Share Amounts:

Income per share of common stock is computed using the weighted-average number of shares outstanding (2,072,933, 2,075,281 and 2,080,998, in 1995,
1994, and 1993, respectively) and allows for preferred dividends.

Statement of Cash Flows:

Cash and cash equivalents consists of cash on hand and short-term, highly liquid investments with maturities of less than 91 days, which are readily convertible into cash.

Cash paid for interest in 1995, 1994 and 1993 was approximately $1,739,000, $1,482,000 and $1,189,000, respectively. Cash paid for income taxes in 1995, 1994 and 1993 was approximately $365,000, $4,340,000 and $1,851,000, respectively.

As discussed in Note 2, the Company assumed $6,490,000 of indebtedness in connection with the acquisition of a hotel property in Anguilla, B.W.I.

2. Operations

On November 28, 1995, a wholly-owned subsidiary of the Company purchased the Casablanca Resort in Anguilla, British West Indies. The Seller restored all damage done to the 100-room hotel property by Hurricane Luis in September 1995, and the hotel reopened as the Sonesta Beach Resort Anguilla in January 1996. The purchase price for the assets and personal property was approximately $10,050,000, including transfer taxes and expenses of $450,000, and an estimated amount of $400,000 for credits the Company is entitled to for certain expenses related to the hotel property and operations until March 1, 1996. The Resort is situated on 49 acres of land leased from the Government of Anguilla; there are 95 years remaining in the lease term. The purchase was financed in part by the assumption of an existing mortgage loan of $4,990,000 (see Note 6--Long-Term Debt). The Seller provided $1,500,000 in loans, of which $1,000,000 is payable in three years from the closing date (see Note 6--Long-Term Debt), and $500,000 is payable on March 1, 1996, and is included in Notes Payable at December 31, 1995. The remaining portion of the purchase price was paid in cash. The Company also arranged for a $500,000 operating line of credit (see Note 5--Borrowing Arrangements). The $400,000 receivable for credits from the Seller mentioned above is included in Accounts receivable--Other at December 31, 1995.

In December 1994 Company subsidiaries entered into a partnership, through which it acquired a 50% interest in a building in the SoHo district of New York City. Together with its partner, the Company intended to develop the building as a 78-room deluxe hotel, including retail space. In October 1995, pursuant to its rights under the partnership agreements, the Company notified its partner of its intention not to proceed with the development of the building. This triggered a period during which the Company's partner can seek alternative parties for the development, or sell the building. The Company expects to be repaid its investment, including interest at the prime rate, on a priority basis from the proceeds of a refinancing of the project or a sale of the building. In January 1996, the partnership entered into a lease for certain retail space in the building. By agreement, the Company's partner will provide funds of approximately $2,000,000 to prepare the retail space for occupancy. This investment will be repaid pari passu with the Company's investment, in case of a sale of the building by the Company, pursuant to the partnership agreements. At December 31, 1995, the Company had invested $5,072,000 in the project.

In April 1995 the Company opened the Chateau Sonesta Hotel in New Orleans, Louisiana. The 243-room full-service hotel is located in the French Quarter. The Company operates this hotel under a long-term management agreement, and will receive management and marketing fees based on revenues, and incentive fees based on cash flow.

In May 1995, heavy rains in New Orleans caused damage to the Royal Sonesta Hotel, which is operated by the Company under a long-term lease. The Company received net proceeds from insurance of $867,000. The assets and personal property damaged by this casualty were substantially depreciated, and accordingly the Company recorded a gain on casualty of $817,000, which included $180,000 for recovery of lost income.

In the first quarter of 1995, the Company recognized a gain on sale of assets of $535,000. This was a result of a settlement, for amounts less than previously recorded, of liabilities related to the sale in 1991 of the Company's Amsterdam Sonesta Hotel. In 1994, the Company settled a dispute related to foreign taxes on the same transaction, which resulted in refundable federal income taxes of $959,000. The Company received payment for this in March 1995, together with interest.

In December 1994 Company subsidiaries entered into agreements to participate in a partnership to develop a 320-room beach resort and casino in Guanacaste, Costa Rica, which will be operated by the Company upon its completion. The Company's equity investment in this project is not expected to exceed $2,000,000. In addition, the Company is committed to guarantee certain debt service payments following the opening of the hotel. To date, the Company has advanced $563,000 to acquire the hotel site and for other project-related expenses, which is in part secured by a mortgage on the hotel site. The Company intends to proceed with the project, pending the resolution of certain outstanding business and financial issues.

The Sonesta Beach Hotel & Casino, in Curacao, which opened in November 1992, is operated by the Company under a long-term management agreement. Pursuant to the terms of the management agreement, in May 1994 the Company invested $2,000,000 in the hotel and casino for 22% of the equity ownership. The Company uses the equity method of accounting for this investment (see Note 3--Investments in Hotels). The Company entered into a $2,000,000 loan agreement to finance this investment (see Note 6--Long-Term Debt).

The Sonesta Beach Resort, Sharm el Sheikh, Egypt, opened in May 1994. The Company operates the hotel under a long-term management agreement, under which it receives management and incentive fees. A subsidiary of the Company has loaned $800,000 to the owner of the Resort (see Note 4--Long-Term Receivables).

The Sonesta Beach Resort in Key Biscayne, Florida is operated by the Company under a long-term management agreement. The hotel reopened on October 1, 1993, after repairs to the extensive damage it suffered from Hurricane Andrew in August 1992 had been completed. During 1993 and 1994, the Company loaned approximately $5,475,000 to the owner of the Resort (see Note 4--Long-Term Receivables). Of these loans, a total of approximately $2,791,000 was spent on building improvements and certain furniture, fixtures and equipment for the hotel. The balance of $2,684,000 enabled the owner to meet all of its obligations related to the hotel, including the cost of reconstruction and reopening. At December 31, 1995, the Company's receivable from the Key Biscayne property aggregated $12,778,000. Management believes that all amounts due from the hotel will be realized from future hotel cash flow and/or future refinancing or sale proceeds.

In 1994, the Company exercised the first of three ten-year options to renew its lease of the Royal Sonesta Hotel in New Orleans (see Note 9--Commitments and Contingencies).

During the first quarter of 1993, the Company had a $3,000,000 gain, resulting from the sale of Aruban assets.

Gross revenues for hotels operated by the Company under management contracts, by geographic area, are summarized below:

                                 (in thousands)
                                  (unaudited)
                         -------------------------------
                          1995       1994        1993
                         -------    -------   ---------
United States           $27,850    $20,107     $ 4,678
Caribbean                39,266     42,562      37,653
Egypt                    26,366     21,594      14,448
                         ------     ------      -------
                        $93,482    $84,263     $56,779
                         ======     ======      =======

Costs and operating expenses for owned and leased hotels are summarized below:
                                 (in thousands)
                         -------------------------------
                          1995       1994        1993
                         -------    -------   ---------
Direct departmental
  costs:
 Rooms                  $ 8,077    $ 7,786     $ 7,206
 Food and beverage       10,651     10,209       9,419
 Other                    2,589      2,576       2,476
                         ------     ------      -------
                         21,317     20,571      19,101
 Heat, light and
  power                   1,692      1,773       1,822
                         ------     ------      -------
                        $23,009    $22,344     $20,923
                         ======     ======      =======

Direct departmental costs include payroll expense and related payroll burden, the cost of food and beverage consumed and other departmental costs.

Segment data by geographic area follows:

                                 (in thousands)
                                    Revenues
                         -------------------------------
                          1995       1994        1993
                         -------    -------   ---------
United States           $53,129    $50,865     $46,705
Other                     2,711      2,456       1,887
                         ------     ------      -------
Consolidated            $55,840    $53,321     $48,592
                         ======     ======      =======

                                 Operating Income
                           -----------------------------
                            1995       1994         1993
                          ------     ------      -------
United States           $ 2,089    $ 2,226     $   856
Other                       570        680         796
                          ------     ------      -------
Consolidated            $ 2,659    $ 2,906     $ 1,652
                          ======     ======      =======

                               Identifiable Assets
                           -----------------------------
                           1995       1994        1993
                          ------     ------      -------
United States           $53,109    $52,813     $51,917
Caribbean                11,631      1,363        --
Other                     1,130      1,311         951
Corporate                 3,370      4,627       6,919
                         ------     ------      -------
Consolidated            $69,240    $60,114     $59,787
                         ======     ======      =======

3. Investments in Hotels

Included in the consolidated balance sheets of the Company are the following investments, at equity (see Note 2--Operations):

                                              (in thousands)
                                   -----------------------------------
                                     December 31,       December 31,
                                         1995               1994
                                   ---------------     ----------------
Sonesta Beach Hotel & Casino,
  Curacao, N.A.                         $  706             $1,363
SoHo hotel project, New York
  City                                   5,072              3,782
Guanacaste hotel project,
  Costa Rica                               563                503
                                      -------------    ---------------
                                        $6,341             $5,648
                                      =============    ===============

In May 1994 the Company acquired a 22% equity interest in the Sonesta Beach Hotel & Casino, Curacao for a payment of $2,000,000. The following table presents summarized financial information of the hotel for 1995 and 1994:

                                              (in thousands)
                                   -----------------------------------
Statements of Operations              Year Ended         Year Ended
                                     December 31,       December 31,
                                         1995               1994
                                   ---------------     ----------------
Revenues                               $18,563            $17,736
Costs and expenses                      21,548             21,994
                                    -------------      ---------------
Net loss                               $ 2,985            $ 4,258
                                    =============      ===============

                                               (in thousands)
                                      ---------------------------------
Balance Sheets                       December 31,        December 31,
                                         1995                1994
                                      -------------    ---------------
Current assets                         $ 3,035            $ 3,988
Non-current assets                      39,041             42,285
                                     -------------     ---------------
                                       $42,076            $46,273
                                     =============     ===============

Current liabilities                    $ 5,413            $ 6,466
Long-term liabilities                   41,785             41,944
Shareholders capital deficiency         (5,122)            (2,137)
                                     -------------     ---------------
                                       $42,076            $46,273
                                     =============     ===============

Included in the hotels' costs and expenses is depreciation expense of approximately $3,578,000 and $3,519,000 for 1995 and 1994, respectively.

Included in the Company's statements of operations for 1995 and 1994 is equity in net loss of $656,625 and

$637,285, respectively, which represents the Company's 22% share of the net loss for the year ended December 31, 1995, and the period June to December, 1994, respectively.

4. Long-Term Receivables and Advances

                                              (in thousands)
                                   -----------------------------------
                                     December 31,       December 31,
                                         1995               1994
                                   ---------------     ----------------
The Sonesta Beach Resort,
 Key Biscayne, Florida:
 Second mortgage receivable,
   14-1/2% interest (of which
   11% is payable quarterly and
   3-1/2% deferred until
   maturity) due 12/31/97 (a)          $ 5,000            $ 5,000
 Deferred interest receivable            2,306              2,306
 $6,500,000 fourth mortgage
  receivable, 10% simple
  interest due 12/31/04, net of
  $5,500,000 reserve (a)                 1,000              1,000
 Loans to owner (b)                      2,134              2,272
 Loans to owner (c)                      2,338              2,791
Sharm el Sheikh (d)                        370                800
Other                                      407                334
                                      -------------    ---------------
  Total long-term receivables          $13,555            $14,503
  Less: current portion                     12                 26
                                      -------------    ---------------
  Net long-term receivables            $13,543            $14,477
                                      =============    ===============

(a) The Company's mortgage notes receivable are subordinate to a first mortgage of $23,333,000 at December 31, 1995. The maturity date of the first mortgage loan is October 1, 2000. The Company has not recorded as income the deferred portion of interest on the second mortgage since July 1, 1992.

(b) A subsidiary of the Company loaned $2,684,000 to the hotel's owner in 1993. Of this loan, $550,000 accrues interest at a rate of 14-1/2%, while the balance accrues interest at the prime rate. Principal and interest are payable out of hotel cash flow remaining after payment of first and second mortgage interest and a payment to owner equal to 3/4 of 1% of revenues of the hotel. Of this loan, an amount of $550,000 and interest thereon is secured by the Company's second mortgage, while the remaining amount is secured by a third mortgage on the hotel property.

(c) Under three separate agreements, a subsidiary of the Company has loaned $2,791,000 to the owner of the hotel in 1993 and 1994. These loans earn interest at rates ranging from 10% to prime plus two percentage points. The principal and interest is payable out of hotel cash flow available after payment of first and second mortgage interest.

(d) A subsidiary of the Company has loaned $800,000 to the owner of the Sonesta Beach Resort, Sharm el Sheikh which opened in May 1994. This receivable earns interest at an annual rate of ten percent. Principal and interest are payable in 18 monthly installments out of hotel cash flow following the opening of the hotel. During 1995 the company received payments of $430,000, reducing the principal balance to $370,000 at December 31, 1995.

In connection with its Key Biscayne notes receivable, the Company recorded interest income of $550,000 in 1995 and 1993. The Company received cash payments for interest of $1,003,000 and $550,000 for 1995 and 1994. Of the cash received, $453,000 in 1995 and $550,000 in 1994 were applied as a reduction of principal. Interest income for 1993 was added to principal.

5. Borrowing Arrangements

The Company has a $2,000,000 line of credit which expires on September 30, 1996. This line of credit bears interest at the prime rate. The terms of the line require a certain minimum net worth, a minimum amount of unrestricted cash or available credit lines during part of each calendar year, and approval for additional borrowings by the Company. No amount was outstanding under this line at December 31, 1995.

A subsidiary of the Company has a $5,000,000 line of credit which expires December 31, 1997. The terms of the loan require certain minimum levels of earnings and net worth, limit cash dividends and purchases of the Company's stock, and specify a maximum defined debt to net worth ratio. The loan is secured by the Company's leasehold interest in the Royal Sonesta Hotel, New Orleans, and by a Company guaranty. The interest rate is prime less one-eighth percent, and the commitment fee on the unused portion of the line is .65% per annum. No amount was outstanding under this line at December 31, 1995.

A foreign subsidiary has an operating line of credit of $500,000, which is guaranteed by the Company. The interest rate is at the prime rate plus one percentage point. This line of credit is subject to periodic review by the bank. The balance outstanding under this line at December 31, 1995 was $62,060.

During 1995, 1994 and 1993, average short-term borrowings were approximately $240,000, $271,000 and $44,000 at average interest rates of 8.8%, 7.4% and
6.0%, respectively. The maximum amount of short-term borrowings outstanding during 1995, 1994 and 1993 was $2,110,000, $2,000,000 and $600,000,
respectively.

6. Long-Term Debt

                                             (in thousands)
                                           ------------------
                                            1995       1994
                                            ------   --------
Charterhouse of Cambridge Trust:
 First mortgage notes (a)                 $17,936    $18,737
Sonesta Hotels of Anguilla, Ltd:
 First mortgage notes (b)                   4,990       --
 Note from Seller (c)                       1,000       --
Sonesta Curacao Hotel Corporation,
  N.V.: Bank term loan (d)                  2,000      2,000
Other                                         188        188
                                             ----      ------
                                           26,114     20,925
Less current portion of long-term debt      1,137        837
                                             ----      ------
Total long-term debt                      $24,977    $20,088
                                             ====      ======

(a) The loan is secured by a first mortgage and first lien security interest on the Royal Sonesta Hotel Boston (Cambridge) property. This property is included in fixed assets at a net book value of approximately $18,800,000 at December 31, 1995. In addition, the stock of Sonesta of Massachusetts, Inc. and the shares of Charterhouse of Cambridge Trust have been pledged as security for the mortgage loan along with an unconditional assignment of the lease. The loan requires monthly principal payments of $66,777, and the remaining balance is due at maturity in April 1997. Interest on the loan was 5% until April 1994, and is two percentage points over the LIBOR rate until maturity. The interest rate at December 31, 1995 was 7-15/16%.

(b) The loan is secured by a first mortgage on the Sonesta Beach Resort Anguilla property, and an assignment to the Lender of the hotel's furniture, fixtures and equipment. The property is included in fixed assets at a book value of $8,880,000 at December 31, 1995. In addition, an amount of $1,000,000 is secured by a Company guaranty. The loan requires minimum principal payments of $300,000 in 1996, $425,000 in 1997 and $550,000 in each of the years 1998 and 1999. In addition, principal payments are required equal to 25% of the hotel's annual excess cash flow, as defined. The balance is due on March 1, 2000. The interest rate on the loan is LIBOR plus 2-1/4 percentage points. The interest rate at December 31, 1995 was 7-3/4%.

(c) This loan from the Seller of the Sonesta Beach Resort Anguilla is for a three year period ending November 28, 1998. The interest rate is 8% per annum. Principal payments of up to $300,000 are required during the term of the loan if certain conditions are met.

(d) This loan is for a three year period ending April 30, 1997. No principal payments are required during the term. The interest rate was 9.75% at December 31, 1995, and is subject to periodic review by the bank. This loan may be prepaid on 60 days notice. The loan is secured by a Company guaranty, and by an assignment of the right to receive fees under the management agreement for the Sonesta Beach Hotel & Casino, Curacao.

Aggregate principal payments for the next five years subsequent to December 31, 1995 are as follows:

                         (in
      Year            thousands)
 ----------------   -------------
      1996             $ 1,137
      1997              19,560
      1998               1,550
      1999                 550
      2000               3,165
   Thereafter              152

7. Common Stockholders' Equity

                                              (in thousands)
                                            ------------------
                                            Common    Treasury
                                             Stock     Shares
                                             -----   ---------
Balance, January 1, 1993                    $3,488    $(8,006)
Purchase of 7,800 shares                      --          (58)
                                             -----     -------
Balance, December 31, 1993 and 1994         $3,488    $(8,064)
Purchase of 4,044 shares                      --          (33)
                                             -----     -------
Balance, December 31, 1995                  $3,488    $(8,097)
                                             =====     =======

8. Redeemable Preferred Stock

The 5% cumulative preferred stock is subject to redemption at $27.50 per share plus accrued dividends to the date of redemption. Preferred stock sinking fund requirements to December 31, 1995 have been satisfied by the exchange in prior years of common stock for preferred stock and by the purchase and retirement of preferred stock. No dividends on common stock may be declared or paid and no common stock may be purchased or redeemed, unless preferred stock sinking fund requirements are met.

9. Commitments and Contingencies

A subsidiary of the Company purchased the Sonesta Beach Resort Anguilla in November 1995 (see Note 2--Operations). The hotel is located on 49 acres of land leased from the Government of Anguilla. There are 95 years remaining on the lease. The Company operates the Royal Sonesta Hotel, New Orleans, Louisiana, under a lease. The initial 25 year term expired in September 1994, and the Company has exercised its first of three 10-year options to extend the lease. Until September 1994 the lease required a minimum annual base rent of $953,574, plus percentage rent based on net income as adjusted. As of October 1994, no base rent is payable, but the percentage rent, based on net income, increased. The Company leases space for its executive offices in Boston, Massachusetts. The lease expired in 1994. As of October 1994 the Company renewed the lease for part of the space at reduced rates. The Company provides for rent expense on a straight line basis although payments under the lease did not commence until October 1995. The Company is also committed, under various leases, for certain other property, equipment and real estate.

Minimum fixed rentals, principally on real estate, payable subsequent to December 31, 1995, (exclusive of real estate taxes, insurance and other occupancy costs), are as follows:

                                         (in thousands)
                                 ------------------------------
                                    Operating        Capital
                                     Leases          Leases
                                  -------------   -------------
Period
1996                                 $   805           $ 91
1997                                     802             64
1998                                     734             54
1999                                     664             --
2000                                     647             --
Thereafter                            12,748             --
                                    -----------      -----------
                                     $16,400           $209
                                    ===========
Less interest amounts at various rates                   30
                                                     -----------
Present value of minimum fixed rentals                  179
Less current portion                                     74
                                                     -----------
Total long-term capitalized lease obligation           $105
                                                     ===========

Rentals charged to operations are as follows:

                                            (in thousands)
                                       -------------------------
                                        1995     1994     1993
                                        -----    -----   -------
Real Estate:
 Fixed rentals                        $  814   $  996    $1,038
 Percentage rentals
   based on defined
   operating profits                   5,269    3,038     1,822
Other rentals                             25       46        53
                                       -----    -----     -----
                                      $6,108   $4,080    $2,913
                                       =====    =====     =====

The Company manages the Chateau Sonesta Hotel in New Orleans under a long-term management agreement. The hotel opened in April 1995. The Company guarantees debt service payments of approximately $1,500,000 per year on the hotel's first mortgage of $12,600,000 for a period of 5 years following the opening of the hotel. Advances made under this guaranty will be secured by a mortgage. No advances were required under this guaranty during 1995. The Company is committed to guarantee certain debt service payments of up to $1,500,000 following the opening of a hotel in Costa Rica, which is currently under development.

The Company has incentive compensation plans under which hotel profit bases, as established annually, must be achieved before any incentive compensation may be earned. The incentive compensation charged to operations was $972,000 in 1995, $1,026,200 in 1994 and $1,008,800 in 1993.

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

The Company's pension cost for the Plan was computed as follows:

                                              (in thousands)
                                         ------------------------
                                         1995    1994      1993
                                          ----    ----   --------
Service cost                            $ 484   $ 560    $   433
Interest cost                             903     840        944
Return on Plan assets                    (856)   (922)    (1,056)
Amortization of:
 Unrecognized net transition asset        (88)    (88)       (88)
 Unrecognized prior service cost           65      65         83
 Unrecognized net (gain)/loss              55      96        (90)
                                          ---     ---      ------
                                        $ 563   $ 551    $   226
                                          ===     ===      ======

The following table sets forth the funded status of the Plan at December 31, 1995 and 1994:
                                             (in thousands)
                                            -----------------
                                             1995      1994
                                             ------   -------
Actuarial present value of accumulated
  benefit obligation:
 Vested                                    $10,084    $ 8,499
 Nonvested                                     207        177
                                            ------      -----
Accumulated benefit obligation              10,291      8,676
Effect of assumed increase in
  compensation levels                        3,147      2,294
                                            ------      -----
Projected benefit obligation                13,438     10,970
Market value of Plan assets                 11,681      9,671
                                            ------      -----
Projected benefit obligation in excess
  of Plan assets                             1,757      1,299
Unrecognized net loss                         (767)      (533)
Unrecognized prior service cost               (850)      (915)
Unrecognized net transition asset              881        969
                                            ------      -----
Accrued pension liability                  $ 1,021    $   820
                                            ======      =====

The Plan's assets include equity and fixed income securities, short-term investments and cash.

Assumptions used to develop the pension costs were:

                                                1995     1994     1993
                                                -----    -----   -------
Assumed discount rate                           7.0%     8.0%      7.0%
Assumed rate of compensation increases          4.0%     4.5%      4.0%
Expected weighted average rate of return on
  Plan assets                                   8.5%     8.5%      8.5%

Savings Plan

The Company has an employee savings plan (the Savings Plan) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating U.S. employees may defer a portion of their pre-tax earnings up to the Internal Revenue Service annual contribution limit. All U.S. employees of the Company are eligible to participate in the Savings Plan. Participating employees may choose to invest their contributions in each one of five mutual funds, which include equity funds, balanced funds and a money market fund. The Savings Plan does not provide for contributions by the Company.

11. Income taxes

The table below allocates the Company's income tax expense (benefit) based upon the source of income.
                                          (in thousands)
                          1995                1994                1993
                    ----------------     ---------------    -----------------
                  Domestic  Foreign  Domestic   Foreign  Domestic    Foreign
                    ------    ------    ------     -----   ------    --------
Income before
  income taxes      $2,100   $   456     $ 938   $    27    $ 291     $4,209
                       ====      ====     ====     ====       ====    ======
Federal, foreign
  and state
  income tax
  provision
  (benefit):
 Current federal
  income tax
  (benefit)         $  970   $  (873)    $ 709   $ 1,495    $ 169     $2,201
 State and
  foreign taxes,
  principally
  current              187     1,230       211        55      185         56
 Deferred
  federal income
  tax (benefit)        121    (1,854)     (433)   (1,536)    (133)      (677)
                       ----      ----     ----     ----       ----    ------
                    $1,278   $(1,497)    $ 487   $    14    $ 221     $1,580
                       ====      ====     ====     ====       ====    ======

A reconciliation of net tax expense (benefit) applicable to income before provision for income taxes at the statutory rate follows:

                                                        (in thousands)
                                                  ---------------------------
                                                   1995     1994       1993
                                                  ------    -----    --------
Expected provision for taxes at statutory rate     $ 869     $329     $1,530
State income taxes, net of federal benefit           123      139        122
Reversal of deferred taxes on foreign earnings
  permanently invested overseas                   (1,629)    --         --
Other                                                418       33        149
                                                    ----     ----     ------
                                                  $ (219)    $501     $1,801
                                                    ====     ====     ======

Deferred tax benefits result from temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes. The source of these differences and their tax effects are as follows:

                                                        (in thousands)
                                                  ---------------------------
                                                   1995     1994       1993
                                                  ------    -----    --------
Reversal of deferred taxes on unremitted
  foreign earnings, now
  permanently invested overseas                  $(1,629) $   --     $   --
Gain from sale of property                          --       (639)       356
Earnings of foreign subsidiaries, reported for
  tax purposes                                      --       (680)    (1,057)
Losses from foreign subsidiary, not reported
  for tax purposes                                  (223)    (217)      --
Tax depreciation more (less) than book
  depreciation                                       333     (156)      (283)
Other temporary differences                         (145)    (298)       140
                                                    ----     ----     ------
                                                 $(1,664) $(1,990)   $  (844)
                                                    ====     ====     ======

Temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities that give rise to significant portions of deferred income taxes at December 31, 1995 and 1994 relate to the following:
                                                             (in thousands)
                                                           -----------------
                                                            1995       1994
                                                            -----    --------
Current portion of deferred tax assets (liabilities)
 Unremitted foreign earnings                               $  --     $(1,186)
 Expenses accrued but deferred for tax purposes               400        563
                                                             ----     ------
Current deferred tax asset (liability)                     $  400    $  (623)
                                                             ====     ======
Long-term portion of deferred tax liabilities (assets)
 Depreciation book tax difference                          $3,391    $ 3,058
 Unremitted foreign earnings                                 --          443
 Expenses accrued but deferred for tax purposes              (183)       --
 Losses from foreign subsidiary, not currently
  deductible                                                 (440)      (217)
 State tax benefits of $950,000 ($1,320,000 in 1994)
  from
   net operating loss carry-forwards, net of valuation
  allowances                                                  --         --
 Other                                                       (387)      (263)
                                                             ----     ------
Deferred tax liability                                     $2,381    $ 3,021
                                                             ====     ======

At December 31, 1995 and 1994, the Company had state net operating loss carry-forwards of approximately $10,000,000, and $14,000,000, respectively, for income tax purposes. Of the total carryforwards available at December 31, 1995, approximately $6,000,000, $1,000,000, $1,000,000, $500,000 and
$1,500,000 expire in the years 1996 through 2000, respectively. For financial reporting purposes valuation allowances of $950,000 and $1,320,000 have been recognized at December 31, 1995 and 1994, respectively, to offset the deferred tax assets related to those carry-forwards.

Refundable federal income taxes of $959,000 were included in accounts receivable at December 31, 1994, for which payment was received in 1995. These taxes resulted from foreign taxes paid in 1994 as a result of a settlement of a dispute related to foreign taxes on the sale in 1991 by the Company of a hotel in Amsterdam, The Netherlands.

Foreign income tax receivables of $38,300 and $71,000 at December 31, 1995 and 1994, respectively, are included in accounts receivable other.

Unremitted foreign earnings on which no deferred taxes have been provided approximated $3,600,000 at December 31, 1995. Deferred taxes of approximately $1,224,000 would have been provided had the earnings not been permanently reinvested overseas.

[Logo: Ernst & Young LLP]       200 Clarendon Street     Phone: 617 266 2000
                                Boston                   Fax: 617 266 5843
                                Massachusetts

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Sonesta International Hotels Corporation

We have audited the accompanying consolidated balance sheets of Sonesta International Hotels Corporation as of December 31, 1995 and 1994 and the related consolidated statements of operations and retained earnings and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sonesta International Hotels Corporation at December 31, 1995 and 1994 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                                         /s/ Ernst & Young LLP

March 9, 1996

                                      16
[FRONT COVER]

[Sonesta Logo] Sonesta International
               Hotels Corporation
               1995 Annual Report

[Photos:  - Resort buildings with green roofs, overlooking tropical harbor
          - Family in paddleboat at beach, palm trees and cabanas in background
          - Panoramic view of hotel, couple, hand in hand, walking along beach
          - Beautiful hotel pool with pavilion in background
          - Lights reflecting off the water of hotel pool at sunset
          - In the background of all these pictures is white, sandy beach, surf rolling onto shore]

[INSIDE FRONT COVER]

FRONT COVER:
This photograph offers a glimpse of the long stretch of pristine, white sandy beach at Sonesta's newest property, the Sonesta
Beach Resort Anguilla, in the British
West Indies. The inset photos feature
Sonesta Beach Resorts in (from top to
bottom) Anguilla, Aruba, Bermuda,
Curacao and Key Biscayne.

[INSIDE BACK COVER]

SONESTA INTERNATIONAL HOTELS CORPORATION
Executive Offices, John Hancock Tower, 200 Clarendon Street
Boston, Massachusetts 02116  (617) 421-5400  Fax 421-5402
--------------------------------------------------------------------------------

SONESTA DIRECTORS

George S. Abrams(2)                     Peter J. Sonnabend
Winer & Abrams                          Vice Chairman, General Counsel
Attorneys at Law                        & Secretary, Sonesta
                                        International Hotels Corporation
Vernon R. Alden(2)(3)
Director and Trustee of                 Stephanie Sonnabend
Several Organizations                   President, Sonesta International
                                        Hotels Corporation
Joseph L. Bower(1)(2)(3)
Professor, Harvard                      Roger P. Sonnabend(1)
Business School                         Chairman of the Board and
                                        Chief Executive Officer
Lawrence M. Levinson(1)(2)(3)           Sonesta International
Partner, Burns & Levinson               Hotels Corporation
Attorneys at Law
                                        Stephen Sonnabend
Paul Sonnabend(1)                       Senior Vice President,
Chairman of the Executive               Sonesta International
Committee and Chief Financial           Hotels Corporation
Officer, Sonesta International
Hotels Corporation                      Jean C. Tempel
                                        General Partner, TL Ventures;
                                        Director, Safeguard Scientifics, Inc.

(1) Member Executive Committee
(2) Member Audit Committee
(3) Member Compensation Committee
--------------------------------------------------------------------------------

SONESTA OFFICERS

Roger P. Sonnabend                      Felix Madera
Chairman of the Board and               Vice President--International
Chief Executive Officer
                                        Boy A. J. van Riel
Stephanie Sonnabend                     Vice President and Treasurer
President
                                        Mary Jane Rosa
Paul Sonnabend                          Vice President--Design
Chairman of the Executive Committee
and Chief Financial Officer             Jacqueline Sonnabend
                                        Executive Vice President
Stephen Sonnabend
Senior Vice President                   Peter J. Sonnabend
                                        Vice Chairman,
Christopher Baum                        General Counsel and Secretary
Vice President--
Sales & Marketing Communications        Hans U. Wandfluh
                                        Vice President
Michael Levie
Vice President--Egypt                   David Rakouskas
                                        Assistant Secretary and Director
                                        of Corporate Accounting

--------------------------------------------------------------------------------

SONESTA HOTELS AND OTHER OPERATIONS

Royal Sonesta Hotel                     Sonesta Paradisio Hotel
Boston (Cambridge),                     El Gouna, Egypt(2)
Massachusetts(1)
                                        Sonesta Nile Goddess Cruise Ship
Royal Sonesta Hotel                     Cairo, Egypt(2)
New Orleans, Louisiana(1)
                                        Sonesta Sun Goddess Cruise Ship
Sonesta Beach Resort                    Cairo, Egypt(2)
Anguilla, B.W.I.(1)
                                        Sonesta St. George Hotel,
Chateau Sonesta Hotel                   Luxor, Egypt(2)
New Orleans, Louisiana(2)               (Opening 1996)

Sonesta Beach Hotel                     Ambassador Club
Southampton, Bermuda(2)                 Hurghada, Egypt(2)

Sonesta Beach Hotel & Casino            Beach Plaza Hotel
Curacao, Netherlands Antilles(2)        Manama, Bahrain(2)
                                        (Opening 1997)
Sonesta Beach Resort
Hurghada, Egypt(2)                      Aruba Sonesta Resort & Casino
                                        Oranjestad, Aruba(3)
Sonesta Beach Resort
Key Biscayne, Florida(2)                Aruba Sonesta Suites & Casino
                                        Oranjestad, Aruba(3)
Sonesta Beach Resort
Sharm el Sheikh, Egypt(2)               Sonesta Hotel
                                        Santiago, Chile(3)
Sonesta Hotel
Cairo, Egypt(2)

Sonesta Hotel
Port Said, Egypt(2)


(1) Owned or Leased
(2) Operated under Management Agreement
(3) Licensed

For reservations, call toll free 800-SONESTA (800-766-3782)
--------------------------------------------------------------------------------
INDEPENDENT AUDITORS
Ernst & Young LLP, 200 Clarendon Street, Boston, Massachusetts 02116

TRANSFER AGENT AND REGISTRAR
Mellon Securities Trust Company,
111 Founders Plaza, Suite 1100, East Hartford, Connecticut 06108

[BACK COVER]

                                    [blank]