Form 10-K, Exhibit 13
period 1996-12-31
SONESTA INTERNATIONAL HOTELS CORP
filed 1997-03-28
CIK 91741

Report to Shareholders

   1996 was a good year for Sonesta with revenues increasing substantially. Profits were down due to operating losses at Sonesta Beach Resort Anguilla, which re-opened in January 1996. In November 1995, Sonesta purchased the resort (formerly known as Casablanca Resort), which was then closed because of hurricane damage.

   The Royal Sonesta Hotels in Boston (Cambridge), which Sonesta owns, and in New Orleans, which Sonesta leases, both had outstanding years. The Company refinanced the Royal Sonesta Boston, and will use the net proceeds to renovate 200 rooms and upgrade the heating, cooling, electrical and communication systems over the next two years.

   Sonesta has made a substantial investment in the Sonesta Beach Resort Anguilla. In 1996, the Company invested $3 million to beautify and expand the property, including enhanced landscaping, employee facilities and a luxurious four bedroom villa, which is a prototype for future expansion. The Company also leased additional beachfront land adjacent to our property. Operating results were disappointing, due to lack of awareness of the resort and residual effects of 1995's hurricanes. We are confident in the long term success of this resort.

   Among our managed properties, Chateau Sonesta Hotel in New Orleans had a successful first full year of operation. Sonesta Beach Resort, Key Biscayne also had a strong year exceeding 1995 results. Both Sonesta Beach Resorts in Bermuda and Curacao have been disappointing financially. While the guest experience at both resorts continues to be extremely positive, both islands face major challenges in attracting tourists and groups.

   In Egypt, our properties and ships are doing well. We continue to expand in the Middle East with Sonesta St. George Hotel Luxor, Egypt and Sonesta Beach Plaza Resort Bahrain opening later this year. Many of our Egyptian hotel owners are adding rooms to their properties, including 30 guestrooms and suites on two floors at the Sonesta Hotel in Cairo; a new section at Sonesta Beach Resort Sharm El Sheikh with 80 new guestrooms; a new wing including an expanded lobby at Sonesta Beach Resort Hurghada with 250 new guestrooms and expanded function space; and a new executive wing with 20 guestrooms at Sonesta Hotel Port Said.

   Our associates in Santiago, Chile are reviewing plans for a major expansion there, as well.

   We have terminated our involvement in the development of a beach resort in Guanacaste, Costa Rica because of continuing delays in the project. We may reconsider this project--and others in Costa Rica-- in the future.

   The hotel industry continues to prosper. While we are seeing more hotel construction, most is in the budget and extended stay categories which is not in direct competition with Sonesta. We are a niche hotel operator in a complex and ever-changing hotel landscape. We remain focused on our mission of meeting or exceeding the expectations of our guests, owners, employees and suppliers. We anticipate that our conservative approach to expansion will result in continued financial stability and consistency of product for years to come.

   Please review our "Management's Discussion and Analysis of Results of Operations and Financial Condition", as well as the notes to financial statements which follow, for a more detailed analysis of our Company. If you would like to know more about our 18 properties worldwide, please consult our Web page at Sonesta.com.

   We appreciate the support of you, our shareholders, as well as of our many customers and employees.

/s/ Roger P. Sonnabend
Roger P. Sonnabend
Chairman of the Board and Chief Executive Officer

/s/ Stephanie Sonnabend
Stephanie Sonnabend
President

March 14, 1997

FRONT COVER:

Like each of Sonesta's nine beach resorts worldwide, Sonesta's newest hotel--Sonesta Beach Resort Anguilla--offers a dramatic ocean setting. Our private, white coral beach overlooking the distant mountains of St. Martin is perfect for tranquility and romance.

SONESTA INTERNATIONAL HOTELS CORPORATION
5-YEAR SELECTED FINANCIAL DATA

(In thousands except for per share data)

                                                         1996       1995        1994        1993        1992
                                                     ----------- ----------- ---------------------- -----------
Revenues                                               $ 62,590   $ 55,840    $ 53,321    $ 48,592    $ 49,167
Operating income                                          1,768      2,659       2,906       1,652       5,022
Net interest income (expense)                              (825)      (823)     (1,286)       (250)        722
Equity in net loss of hotels                                (89)      (656)       (637)         --          --
Gain (loss) on sales of assets                              213        548         (90)      3,005       5,707
Other                                                       254        828          72          93        (251)
                                                     ----------- ----------- ---------------------- -----------
Income before income taxes and cumulative effect of
  accounting change .                                     1,321      2,556         965       4,500      11,200
Federal, foreign and state income tax provision
  (benefit)                                               1,134       (219)        501       1,801       5,848
                                                     ----------- ----------- ---------------------- -----------
Income before cumulative effect of accounting change        187      2,775         464       2,699       5,352
Cumulative gain from a change in an accounting
  principle                                                  --         --          --          --         292
                                                     ----------- ----------- ---------------------- -----------
  Net income                                           $    187   $  2,775    $    464    $  2,699    $  5,644
                                                     =========== =========== ====================== ===========
Per share of common stock:
Income before cumulative effect of accounting change   $    .10   $   1.33    $    .22    $   1.30    $   2.02
Cumulative gain from a change in an accounting
  principle                                                  --         --          --          --         .11
                                                     ----------- ----------- ---------------------- -----------
  Net income                                           $    .10   $   1.33    $    .22    $   1.30    $   2.13
                                                     =========== =========== ====================== ===========
Cash dividends declared                                $    .30   $    .30    $    .30    $    .30    $   --
                                                     =========== =========== ====================== ===========
Working capital (deficit)                              $ (5,011)  $ (5,834)   $ (3,318)   $ (1,586)   $  2,550
Net property and equipment                               41,930     38,362      28,431      30,432      32,184
Total assets                                             68,971     69,240      60,114      59,787      57,903
Long-term debt and capitalized lease obligations
  including currently payable portion                    24,851     26,293      21,204      20,591      21,807
Redeemable preferred stock                                  294        294         294         294         294
Common stockholders' equity                              23,152     23,626      21,520      21,693      19,689
Common stockholders' equity per share                     11.19      11.41       10.37       10.45        9.45
Total revenues including hotels operated under
  management contracts                                 $169,791   $149,322    $137,584    $105,371    $116,387
Common shares outstanding at end of year                  2,068      2,071       2,075       2,075       2,083

Market price data for the Company's common stock showing high and low prices by quarter for each of the last two years is as follows:

                       NASDAQ Quotations
             ------------------------------------
                    1996              1995
              -----------------  -----------------
                High     Low      High      Low
              --------  -------  ----------------
First          8-1/2     6-1/2   9-3/8     8-1/2
Second             9     7-3/4   9-1/4     7-3/4
Third             11     8-1/2   9-1/4     7-3/4
Fourth            11   9-15/16   8-1/4     5-1/2

The Company's common stock trades on The NASDAQ Stock Market under the symbol SNSTA. As of March 10, 1997 there were 548 holders of record of the Company's common stock.

A copy of the Company's Form 10-K Report, which is filed annually with the Securities and Exchange Commission, is available to stockholders. Requests should be sent to the Office of the Secretary at the Company's Executive Offices.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

   The Company's consolidated financial statements include the revenues, expenses, assets and liabilities of the Royal Sonesta Hotel, Boston (Cambridge), the Sonesta Beach Resort Anguilla, B.W.I., and the Royal Sonesta Hotel, New Orleans. The Boston (Cambridge ) property is owned by the Company, and the New Orleans hotel is operated under a long-term lease. The Sonesta Beach Resort Anguilla was purchased by the Company in November 1995, and opened in January 1996. The financial statements also include the revenues and expenses from the management of properties located in the United States, Caribbean and Middle East.

Results of Operations
Revenues
   1996 versus 1995: Revenues in 1996 increased by $6,751,000 compared to 1995. The Company's Boston (Cambridge) hotel had increased revenues in 1996 of approximately $1,923,000, primarily because of an 8% increase in average room rate and a 10% increase in food and beverage revenues. The Company's Royal Sonesta Hotel New Orleans had an increase in revenues of $1,484,000 in 1996 compared to 1995 due to a 4% increase in average room rate and a slight increase in occupancy. The Company's Sonesta Beach Resort Anguilla, which opened January 18, 1996, had revenues of $2,717,000. The remaining revenue increase of $627,000 was primarily from increases in management and service fee income, in particular from the Company's managed hotels in New Orleans, Bermuda, and Sharm El Sheikh, Egypt.

   1995 versus 1994: Revenues in 1995 increased by $2,518,000 compared to 1994. The 1995 increase was due to an increase of $1,203,000 at the Royal Sonesta Hotel Boston (Cambridge), an increase of $697,000 at the Royal Sonesta New Orleans, and an increase of $618,000 in management fees and income from other sources. The increase in revenues at the Boston (Cambridge) hotel was due to an 8% increase in average room rate, and increased food and other revenues. The increase at the Royal Sonesta Hotel New Orleans was primarily due to a 3% increase in average room rate. The increase of $618,000 in management and service fee income was due to $256,000 of income from the Chateau Sonesta Hotel in New Orleans, which opened in April 1995, an increase of $226,000 from Sonesta Beach Resort, Sharm el Sheikh, which opened in May 1994, and a net increase of $136,000 from other sources.

Operating Income
   1996 versus 1995: Operating income in 1996 was $1,768,000, compared to operating income of $2,659,000 in 1995, a decrease of approximately $891,000. The Company's Anguilla resort had an operating loss of $2,782,000 in 1996, caused primarily by disappointing revenues as a result of the negative
effects that Hurricane Luis, which struck the island in   September 1995, had
on the hotel business in Anguilla. In addition, because the resort's facilities were not ready for opening until January 18, 1996, the resort was unable to take full advantage of the 1996 winter season business. The Boston (Cambridge) hotel had an increase in operating income of $1,084,000, primarily because of increased revenues of $1,923,000, offset by an increase in expenses of $839,000, primarily in costs and operating expenses. Operating income at the Royal Sonesta Hotel New Orleans increased by $713,000 in 1996 due to an increase in revenues of $1,484,000, offsetting an increase in expenses of $771,000, which increase was primarily in costs and operating and administrative and general expenses. The Company's operating loss from management activities and other sources decreased by $94,000 because of increased revenues of $627,000, which exceeded the increase in expenses of $533,000 related to these activities. The increase in expenses primarily related to costs for management of the Company's Egyptian properties, and costs related to development of potential new hotel properties.

   1995 versus 1994: Operating income for 1995 was $2,659,000 compared to $2,906,000 in 1994, a decrease of approximately $247,000. The operating income from the Boston (Cambridge) hotel increased by $812,000, the New Orleans hotel's operating income decreased by $1,437,000, while the operating loss from management and other sources decreased by $378,000. The decrease in operating income at the Royal Sonesta Hotel New Orleans was caused by an increase in rent expense of $2,231,000, an increase in operating and overhead expenses of $676,000, partially offset by an increase in revenues of $697,000, and a decrease in depreciation expense of $773,000. The rent increase was the result of an increase in the percentage rent due under the hotel lease effective October 1994 (see also Note 9--Commitments and Contingencies). The increase in operating income at the Company's Boston (Cambridge) location was the result of increased revenues of $1,203,000, partially offset by an increase in cost and operating and other expenses of $391,000. Operating loss from all other sources decreased by $378,000 as a result of increased management and other fee income of $618,000, and a net increase in expenses related to these activities of $240,000.

Other Income and Deductions
   A gain on sale of $175,000 in 1996 resulted from a reduction of accrued costs related to a prior year sale of certain assets in Cambridge, Massachusetts. A gain on sale of $535,000 in 1995 resulted from a settlement, for amounts less than previously recorded, of liabilities related to the sale by the Company of the Amsterdam Sonesta Hotel in 1991.

   In 1996, the Company recorded a $200,000 gain from a casualty related to the Sonesta Beach Resort

Anguilla, which it acquired in 1995 (see Note 2--Operations). The Company recognized an insurance gain of $817,000 in 1995 as a result of flooding at the Royal Sonesta Hotel New Orleans.

   Included in equity in net loss of hotels are losses of $706,000, $657,000 and $637,000 in 1996, 1995 and 1994, respectively, which reflect the Company's 22% share of the losses of the Sonesta Beach Hotel & Casino in Curacao (see Note 3--Investments in Hotels). Included in equity in net loss of hotels in 1996 is income of $617,000 related to the Company's participation in a joint venture to construct a hotel in New York City (see
Note 2--Operations).

   Interest income in 1996 increased by $317,000 compared to 1995. This was primarily because the Company recorded interest income in 1996 of $1,100,000 on its receivables related to Sonesta Beach Resort, Key Biscayne, compared to $550,000 in 1995. The Company recorded the additional income on these receivables because of improved cash flow of the resort. Included in income for the 1995 period was interest received on a federal income tax refund. Interest income in 1995 increased by $695,000 compared to 1994. In 1995 the Company recorded $550,000 of income on its Key Biscayne receivables, whereas no income was recorded on these receivables in 1994 (see Note 4--Long-Term Receivables and Advances).

   Interest expense in 1996 increased by $319,000 versus 1995, primarily due to interest on the additional indebtedness related to the purchase of the Sonesta Beach Resort Anguilla in November 1995. Interest expense increased from $1,537,000 in 1994 to $1,769,000 in 1995. This increase was primarily due to an increase in the interest rate on the Company's mortgage loan on the Boston (Cambridge) hotel property. The interest rate on this loan was 5% until April 1994, and increased to LIBOR plus two percentage points thereafter (see also Note 6--Long-Term Debt).

Federal, State and Foreign Income Taxes
   The 1996 provision for income taxes is higher than the statutory rate due primarily to certain losses in 1996 from the Company's Sonesta Beach Resort Anguilla, B.W.I., which are not deductible for federal income taxes. The 1995 tax benefit results primarily from a reversal of deferred federal income tax previously provided on foreign earnings which, during 1995, were permanently invested outside the United States. In 1994, the Company filed for a federal income tax refund for foreign taxes paid in 1994 related to the sale of the Amsterdam Sonesta Hotel in 1991. The Company recorded a foreign tax expense and a federal tax benefit to reflect this transaction. The Company received payment for this refund in the amount of $959,000 in March 1995.

Liquidity and Capital Resources
   The Company had cash and cash equivalents of approximately $3,692,000 at December 31, 1996. The Company has $7,500,000 available under three lines of credit (see Note 5--Borrowing Arrangements). No amounts were outstanding under these lines at December 31, 1996.

   The Company had a working capital deficit of approximately $5,011,000 at December 31, 1996. This was primarily caused by accrued percentage rent of approximately $5,031,000 for the year ending December 31, 1996, related to the Royal Sonesta Hotel New Orleans, which is operated by the Company under a long-term lease. This rent is payable in March 1997 and will be paid from the Company's available cash balances, the proceeds of long-term financing, and borrowings under its lines of credit, if needed.

   In July 1996 the Company received a payment of $5,792,000 which consisted of its cash investment of $5,175,000 in a partnership that owned a building in New York, and a distribution of income of $617,000 (see Note
2--Operations).

   During the fourth quarter of 1996 the Company entered into agreements to refinance the mortgage loan on the Royal Sonesta Hotel Boston (Cambridge) (see also Note 6--Long-Term Debt). The Company closed on this loan in January 1997, and the net proceeds of this refinancing were approximately $5,357,000, of which $1,880,000 will be held in escrow by the lender for certain improvements to the hotel. The Company has committed $3,500,000 for improvements to the property during the winter of 1996/97. Of this amount, a total of $1,389,000 has been spent at December 31, 1996, and is included in Projects in progress.

   The Company arranged for an additional mortgage loan of $1,700,000 with the lender of the Sonesta Beach Resort Anguilla, and will draw down the proceeds before April 1, 1997 (see also Note 6--Long-Term Debt). The Company has committed to improvements to the resort of approximately $2,250,000, of which $1,948,000 has been spent at December 31, 1996, and is included in Property and equipment.

   Certain of the Company's receivables from the Sonesta Beach Resort Key Biscayne mature December 31, 1997 (see Note 4--Long-Term Receivables and Advances). The Company and the owner of the hotel are currently discussing alternatives to address this situation. The outcome is uncertain at this point. Management believes that all amounts due from the property will be realized.

   The Company has agreed to loan $1,000,000 in 1997 to the owner of the Sonesta Hotel Cairo, Egypt, to partially finance certain improvements to the hotel, which include additional guestrooms.

   Company management believes that its present cash balances plus its available borrowing capacity are more than adequate to meet its cash requirements for 1997 and beyond.

[LOGO] Ernst & Young LLP

200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: 617 266 2000
Fax: 617 266 5843

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Sonesta International Hotels Corporation

   We have audited the accompanying consolidated balance sheets of Sonesta International Hotels Corporation as of December 31, 1996 and 1995 and the related consolidated statements of operations and retained earnings and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sonesta International Hotels Corporation at December 31, 1996 and 1995 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP

March 14, 1997

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

For the three years ended December 31, 1996

                                                                    1996           1995           1994
                                                               -------------- --------------  --------------
Revenues:
 Rooms                                                          $36,275,739    $32,551,516     $31,179,197
 Food and beverage                                               15,165,619     13,424,233      13,140,893
 Management, license and service fees                             6,026,487      5,319,995       4,731,460
 Other                                                            5,122,609      4,543,974       4,269,871
                                                               -------------- --------------  --------------
                                                                 62,590,454     55,839,718      53,321,421
                                                               -------------- --------------  --------------
Costs and expenses:
 Costs and operating expenses                                    26,359,988     23,008,941      22,344,098
 Advertising and promotion                                        5,420,235      4,575,267       4,694,613
 Administrative and general                                      11,893,456      9,655,961       8,755,289
 Human resources                                                  1,480,969      1,184,021       1,034,247
 Maintenance                                                      4,662,437      4,138,701       3,871,631
 Rentals                                                          5,882,124      6,108,269       4,080,280
 Property taxes                                                     951,416      1,091,705       1,206,188
 Depreciation and amortization                                    4,171,714      3,418,006       4,428,737
                                                               -------------- --------------  --------------
                                                                 60,822,339     53,180,871      50,415,083
                                                               -------------- --------------  --------------
Operating income                                                  1,768,115      2,658,847       2,906,338
                                                               -------------- --------------  --------------
Other income (deductions):
 Interest expense                                                (2,087,458)    (1,768,974)     (1,536,883)
 Interest income                                                  1,262,974        946,046         251,310
 Equity in net loss of hotels                                       (89,068)      (656,625)       (637,285)
 Foreign exchange gain (loss)                                           163         11,321         (46,383)
 Gain (loss) on sales of assets                                     212,552        548,159         (89,558)
 Gain from casualty                                                 254,082        817,246         117,685
                                                               -------------- --------------  --------------
                                                                   (446,755)      (102,827)     (1,941,114)
                                                               -------------- --------------  --------------
Income before income taxes                                        1,321,360      2,556,020         965,224
Federal, foreign and state income tax provision (benefit)         1,133,916       (219,025)        501,525
                                                               -------------- --------------  --------------
Net income                                                          187,444      2,775,045         463,699

Retained earnings at beginning of year                           28,235,172     26,095,476      26,267,732
Cash dividends on common stock                                     (619,715)      (621,978)       (622,584)
Cash dividends on preferred stock                                   (13,364)       (13,371)        (13,371)
                                                               -------------- --------------  --------------
Retained earnings at end of year                                $27,789,537    $28,235,172     $26,095,476
                                                               ============== ==============  ==============

Earnings per share of common stock                                    $ .10          $1.33          $ .22
                                                               ============== ==============  ==============

Dividends paid per common share                                       $ .30          $ .30          $ .30
Dividends paid per preferred share                                    $1.25          $1.25          $1.25

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED BALANCE SHEETS

December 31, 1996 and 1995

                                                                                       1996           1995
                                                                                  --------------  -------------
ASSETS
Current assets:
 Cash and cash equivalents                                                          $ 3,691,741   $ 3,369,515
 Accounts and notes receivable:
  Trade, less allowance of $107,974 ($97,901 in 1995) for doubtful accounts           6,048,479     5,098,142
  Interest receivable                                                                   140,263       145,341
  Other                                                                                 820,893       828,168
                                                                                  --------------  -------------
    Total accounts and notes receivable                                               7,009,635     6,071,651
 Current portion of deferred taxes                                                      317,460       400,115
 Inventories                                                                            851,460       656,046
 Prepaid expenses                                                                     1,040,411       495,783
                                                                                  --------------  -------------
        Total current assets                                                         12,910,707    10,993,110
Long-term receivables and advances                                                   13,566,998    13,543,482
Investments in hotels                                                                   563,120     6,341,385
Property and equipment, at cost:
 Land                                                                                 2,877,358     2,201,594
 Buildings                                                                           37,792,040    36,978,982
 Furniture and equipment                                                             17,318,550    15,096,093
 Leasehold improvements                                                               3,139,807     3,332,108
 Projects in progress                                                                 2,036,495            --
                                                                                  --------------  -------------
                                                                                     63,164,250    57,608,777
 Less accumulated depreciation and amortization                                      21,234,324    19,247,148
                                                                                  --------------  -------------
    Net property and equipment                                                       41,929,926    38,361,629
                                                                                  --------------  -------------
                                                                                    $68,970,751   $69,239,606
                                                                                  ==============  =============

See accompanying notes to consolidated financial statements.

                                                                               1996           1995
                                                                         --------------  --------------
LIABILITIES AND COMMON STOCKHOLDERS' EQUITY
Current liabilities:
 Notes payable                                                             $     --       $   562,060
 Current portion of long-term debt and capitalized lease obligations         1,005,123      1,211,263
 Accounts payable                                                            5,483,893      4,058,540
 Advance deposits                                                            2,323,505      1,321,138
 Federal, foreign and state income taxes                                       706,241        410,702
 Accrued liabilities:
  Salaries and wages                                                         1,775,000      1,781,850
  Rentals                                                                    5,030,767      5,269,925
  Interest                                                                      23,389        172,706
  Employee benefits                                                            566,973        982,344
  Other                                                                      1,006,608      1,056,314
                                                                         --------------  --------------
                                                                             8,402,737      9,263,139
                                                                         --------------  --------------
          Total current liabilities                                         17,921,499     16,826,842
Long-term debt                                                              23,795,462     24,976,970
Deferred federal and state income taxes                                      2,282,002      2,380,872
Other non-current liabilities                                                1,525,511      1,134,555
Commitments and contingencies
Redeemable preferred stock, $25 par value, at redemption value                 293,917        294,167
Common stockholders' equity:
 Common stock:
  Class A, $.80 par value:
  Authorized--10,000,000 shares
  Issued--3,051,088 shares at stated value                                   3,488,382      3,488,382
 Retained earnings                                                          27,789,537     28,235,172
 Treasury shares--982,873 (979,851 in 1995), at cost                        (8,125,559)    (8,097,354)
                                                                         --------------  --------------
   Total common stockholders' equity                                        23,152,360     23,626,200
                                                                         --------------  --------------
                                                                           $68,970,751    $69,239,606
                                                                         ==============  ==============


SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three years ended December 31, 1996

                                                                   1996           1995           1994
                                                              -------------- --------------  --------------
Cash provided (used) by operating activities
 Net income                                                    $   187,444    $ 2,775,045     $   463,699
 Items not (providing) requiring cash
  Foreign exchange (gain) loss                                        (163)       (11,321)         46,383
  Pension expense                                                  210,164        201,464         551,472
  Depreciation and amortization                                  4,171,714      3,418,006       4,428,737
  Deferred federal and state income taxes                          (16,215)    (1,663,589)     (1,989,680)
  Gain from casualty                                              (254,082)      (817,246)       (117,685)
  (Gain) loss on sales of assets                                  (212,552)      (548,159)         89,558
  Provision for doubtful accounts                                   37,650         26,400         (22,000)
  Equity in net loss of hotels                                      89,068        656,625         637,285
 Changes in assets and liabilities
  Accounts and notes receivable                                 (1,287,604)      (296,785)     (1,027,816)
  Refundable income taxes                                               --        958,737        (958,737)
  Inventories                                                     (195,414)        (2,464)         43,675
  Prepaid expenses                                                (544,628)      (137,965)         43,599
  Accounts payable                                               1,426,406       (115,248)        246,915
  Advance deposits                                               1,002,367         90,476          23,318
  Federal, foreign and state income taxes                          295,539        120,475        (891,203)
  Accrued liabilities                                             (450,217)     2,867,403       1,393,836
                                                              -------------- --------------  --------------
   Cash provided by operating activities                         4,459,477      7,521,854       2,961,356
Cash provided (used) by investing activities
 Proceeds from sales of assets                                      64,822         26,630         352,934
 Proceeds from casualty insurance                                   54,082        867,119         117,685
 Expenditures for property and equipment                        (7,755,680)    (6,421,400)     (2,861,744)
 Investments in hotels                                            (102,434)    (1,349,986)     (6,285,309)
 Proceeds from sale of investment in hotel                       5,791,631             --              --
 New loans and advances                                           (727,220)       (75,000)       (595,283)
 Payments received on long-term receivables and advances         1,004,073      1,132,123       2,582,236
                                                              -------------- --------------  --------------
  Cash used by investing activities                             (1,670,726)    (5,820,514)     (6,689,481)
Cash provided (used) by financing activities
 Changes in notes payable                                         (562,060)      (437,940)        500,000
 Proceeds from issuance of long-term debt                               --             --       2,000,000
 Payments on long-term debt                                     (1,168,111)      (801,332)       (633,558)
 Payments on capitalized lease obligations                         (73,930)       (99,443)       (753,217)
 Purchase of common and preferred stock                            (28,455)       (33,797)             --
 Cash dividends paid                                              (634,132)      (635,955)       (635,955)
                                                              -------------- --------------  --------------
   Cash provided (used) by financing activities                 (2,466,688)    (2,008,467)        477,270
Gain from effect of exchange rate changes on cash                      163          7,944             525
                                                              -------------- --------------  --------------
Net increase (decrease) in cash                                    322,226       (299,183)     (3,250,330)
Cash and cash equivalents at beginning of year                   3,369,515      3,668,698       6,919,028
                                                              -------------- --------------  --------------
Cash and cash equivalents at end of year                       $ 3,691,741    $ 3,369,515     $ 3,668,698
                                                              ============== ==============  ==============

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Significant Accounting Policies

Basis of Presentation:
   Sonesta International Hotels Corporation (the Company) is engaged in the operation of hotels in Boston (Cambridge), Massachusetts, New Orleans, Louisiana and Anguilla, British West Indies. The Anguilla hotel was purchased in November 1995, and opened in January 1996. The Company also operates, under management agreements, hotels in Bermuda; Curacao, Netherlands Antilles; Key Biscayne, Florida; New Orleans, Louisiana; and in Cairo, Sharm el Sheikh, Hurghada, El Gouna and Port Said, Egypt. The Company also manages two Nile river cruise ships in Egypt. Sonesta has granted licenses, for which it receives fees, for the use of its name for two hotels on the island of Aruba and a hotel in Santiago, Chile.

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

Revenues:
   Revenues are generally recognized as services are provided. Other revenues relate principally to parking and telephone services.

Advertising:
   The cost of advertising is generally expensed as incurred.

Property and Equipment:
   Depreciation and amortization of items of property and equipment are computed generally on the straight-line method based on the following estimated useful lives:

 Buildings:
 Owned properties                    20 to 40 years
 Capital leases                      Initial lease periods
Furniture and equipment:
 Located in owned properties         3 to 10 years
 Located in leased properties        3 to 10 years or remaining lease
                                     terms, including option terms

Leasehold improvements               Remaining lease terms, including
                                     option terms

Income taxes:
   The Company and its United States subsidiaries file a consolidated federal income tax return. Where appropriate, federal and foreign income taxes are provided on earnings of foreign subsidiaries that are intended to be remitted to the parent company.

Fair Value of Financial Instruments:
   The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The Company's financial instruments also include certain guarantees of indebtedness (see
Note 9--Commitments and Contingencies). The Company believes that the carrying value of the financial instruments approximates their fair values. The Company has made this determination for its long-term debt due to the variable interest rates that fluctuate with the prime and LIBOR rates, and their short-term maturities. With respect to long-term receivables and advances, which consist principally of amounts relating to Sonesta Beach Resort, Key Biscayne, management has concluded that it is not practical to estimate the fair value of these instruments due to the uncertainty of the amounts and timing of future cash flows. Management believes that the fair value exceeds the carrying value of these receivables. Detailed information concerning these receivables is included in Note 4--Long Term Receivables and Advances.

Impact of Recently Issued Accounting Standards:
   In the first quarter of 1996, the Company adopted Statement No. 121, Accounting for the Impairment of Long- Lived Assets and for Long-Lived Assets to Be Disposed Of. The Statement requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The adoption of Statement 121 had no effect on the Company's consolidated balance sheet at December 31, 1996, or the result of operations for the year ended December 31, 1996.

Use of Estimates:
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification:
   Certain amounts in the 1995 financial statements have been reclassified to conform to the 1996 presentation.

Per Share Amounts:
   Income per share of common stock is computed using the weighted-average number of shares outstanding (2,070,057, 2,072,933 and 2,075,281, in 1996,
1995, and 1994, respectively) and allows for preferred dividends.

Statement of Cash Flows:
   Cash and cash equivalents consists of cash on hand and short-term, highly liquid investments with maturities of less than 91 days when acquired, which are readily convertible into cash.

   Cash paid for interest in 1996, 1995 and 1994 was approximately $2,237,000, $1,739,000 and $1,482,000, respectively. Cash paid for income taxes in 1996, 1995 and 1994 was approximately $816,000, $365,000 and
$4,340,000, respectively.

   As discussed in Note 2, the Company assumed $6,490,000 of indebtedness in connection with the acquisition of a hotel property in Anguilla, B.W.I. in November 1995.

2. Operations
   In December 1994, Company subsidiaries entered into a partnership through which it acquired a 50% interest in a building in New York City, with the intent to develop a hotel. In October 1995, the Company notified its partner of its intention not to proceed with the development. The partnership sold its interest in the building in July 1996, and the Company received a payment of $5,792,000, which consisted of its cash investment in the partnership of $5,175,000, and distribution of income of $617,000. This income is included in Equity in net loss of hotels in the consolidated statement of operations for the year ended December 31, 1996.

   On November 28, 1995, a wholly-owned subsidiary of the Company purchased the Casablanca Resort in Anguilla, British West Indies. The 100-room resort suffered extensive damage from Hurricane Luis in September 1995, and the Seller remained obligated following the sale to restore all damage done to the property. The hotel reopened as the Sonesta Beach Resort Anguilla in January 1996. The purchase price for the assets and personal property was approximately $10,050,000, including transfer taxes and expenses of $450,000, and an estimate of $400,000 for credits the Company is entitled to for certain expenses related to the hotel property and operations until March 1, 1996. The resort is situated on 49 acres of land leased from the Government of Anguilla; there are 94 years remaining in the lease term. The purchase was financed in part by the assumption of an existing mortgage loan of $4,990,000 (see Note 6--Long-Term Debt). The Seller provided $1,500,000 in loans, of which $1,000,000 is payable in November 1998 (see Note 6--Long-Term Debt), and $500,000 was paid on March 1, 1996. The remaining portion of the purchase price was paid in cash. The actual amount for credits for expenses from the Seller mentioned above was $468,000, and this amount is included in Long-Term receivables and advances at December 31, 1996. In March 1996, the Company received an assignment of certain expected insurance proceeds from the Seller to satisfy this receivable. In the event such insurance proceeds prove insufficient to pay this receivable, the Company has the right to deduct any remaining amount from the loan from the Seller which is due in November 1998 (see Note 6--Long-Term Debt). As part of the purchase of the resort, the Company also acquired the rights to the insurance claim for business interruption proceeds as of March 1, 1996. The insurance carrier has not recognized the claim that has been submitted by the Company. Included in Gain from casualty at December 31, 1996 is income of $200,000 to which the Company is entitled to under the Purchase and Sale agreement in the event there is no recovery on its insurance claim. As permitted by the agreements with the Seller, the Company has reduced the $1,000,000 loan from the Seller by this amount (see Note 6--Long-Term Debt). The Company is contesting the rejection of the claim by the insurance company. Management believes that the eventual proceeds of the claim will exceed the $200,000 income it has recorded in 1996. In 1996 the Company entered into a 50-year lease agreement for two acres of beachfront land adjacent to the resort. The Company paid $435,000 for the right to use this land, which amount is included in Land at December 31, 1996, and is being amortized over the lease term.

   In April 1995 the Company opened the Chateau Sonesta Hotel in New Orleans, Louisiana. The 243-room full-service hotel is located adjacent to the French Quarter. The Company operates this hotel under a long-term management agreement, under which it receives management and marketing fees based on revenues, and incentive fees based on cash flow.

   In May 1995, heavy rains in New Orleans caused damage to the Royal Sonesta Hotel, which is operated by the Company under a long-term lease. The Company received net insurance proceeds of $867,000. The assets and personal property damaged by this casualty were substantially depreciated, and accordingly the Company recorded a gain on casualty in 1995 of $817,000, which included $180,000 for recovery of lost income.

   A gain on sale of assets of $175,000 in 1996 resulted from a reduction of accrued costs related to a prior year sale of certain assets in Cambridge, Massachusetts. In the first quarter of 1995, the Company recognized a gain on sale of assets of $535,000. This was the result of a settlement, for amounts less than previously recorded, of liabilities related to the sale in 1991 of the Company's Amsterdam Sonesta Hotel. In 1994, the Company settled a dispute related to foreign taxes on the same transaction, which resulted in refundable federal income taxes of $959,000. The Company received payment for this in March 1995, together with interest.

   The Sonesta Beach Resort in Key Biscayne, Florida is operated by the Company under a long-term management agreement. The hotel suffered extensive damage from Hurricane Andrew in August 1992. After repairs were completed, the resort reopened in October 1993. During 1993 and 1994, the Company loaned approximately $5,475,000 to the owner of the resort (see Note 4--Long-Term Receivables). Of these loans, a total of approximately $2,791,000 was spent on building improvements and certain furniture, fixtures and equipment for the hotel. The balance of $2,684,000 enabled the owner to meet all of its obligations related to the hotel, including the cost of reconstruction and reopening . In addition to the above loans, the Company has outstanding notes receivable from the owner of the resort related to the sale of the property by the Company in 1984 (see also Note 4--Long-Term Receivables). At December 31, 1996, the Company's receivable from the Key Biscayne property aggregated $12,313,000. A substantial part of the Company's receivables are due December 31, 1997. The Company and the owner are currently discussing alternatives to address this situation, the outcome of which is uncertain at this point. Management expects that all amounts due from the hotel will be realized.

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

   Gross revenues for hotels operated by the Company under management contracts, by geographic area, are summarized below:

                                       (in thousands)
                                        (unaudited)
                              --------------------------------
                                 1996       1995       1994
                             -----------  --------- ----------
United States                  $ 33,284    $27,850    $20,107
Caribbean                        42,925     39,266     42,562
Egypt                            30,992     26,366     21,594
                             -----------  --------- ----------
                               $107,201    $93,482    $84,263
                             ===========  ========= ==========

   Costs and operating expenses for owned and leased hotels are summarized below:

                                      (in thousands)
                              ------------------------------
                                1996       1995       1994
                              ---------  --------- ---------
Direct departmental costs:
 Rooms                         $ 8,928    $ 8,077   $ 7,786
 Food and beverage              12,332     10,651    10,209
 Heat, light and power           2,315      1,692     1,773
 Other                           2,785      2,589     2,576
                              ---------  --------- ---------
                               $26,360    $23,009   $22,344
                              =========  ========= =========

   Direct departmental costs include payroll expense and related payroll burden, the cost of food and beverage consumed and other departmental costs.

   Segment data by geographic area of the Company's revenues, operating income and identifiable assets follows:

                                      (in thousands)
                                         Revenues
                              -------------------------------
                                1996       1995       1994
                              ---------  --------- ----------
United States                  $56,597    $53,129   $50,865
Other                            5,993      2,711     2,456
                              ---------  --------- ----------
Consolidated                   $62,590    $55,840   $53,321
                              =========  ========= ==========
                                     Operating Income
                              -------------------------------
                             1996       1995       1994
                              ---------  --------- ----------
United States                  $ 3,452    $ 2,089   $ 2,226
Other                           (1,684)       570       680
                              ---------  --------- ----------
Consolidated                   $ 1,768    $ 2,659   $ 2,906
                              =========  ========= ==========
                                    Identifiable Assets
                              -------------------------------
                                1996       1995       1994
                              ---------  --------- ----------
United States                  $50,501    $53,109   $52,813
Caribbean                       14,303     11,631     1,363
Other                              619      1,130     1,311
Corporate                        3,548      3,370     4,627
                              ---------  --------- ----------
Consolidated                   $68,971    $69,240   $60,114
                              =========  ========= ==========

3. Investments in Hotels
   Included in the consolidated balance sheets of the Company are the following investments, at equity (see Note 2--Operations):

                                             (in thousands)
                                      -----------------------------
                                      December 31,   December 31,
                                          1996           1995
                                     --------------  --------------
Sonesta Beach Hotel & Casino,
  Curacao, N.A.                           $ --          $  706
SoHo hotel project, New York City           --           5,072
Guanacaste hotel project, Costa Rica       563             563
                                     --------------  --------------
                                          $563          $6,341
                                     ==============  ==============

   In May 1994 the Company acquired a 22% equity interest in the Sonesta Beach Hotel & Casino, Curacao for a payment of $2,000,000. The following table presents summarized financial information of the hotel for 1996, 1995 and 1994:

                                      (in thousands)
                      -----------------------------------------------
Statements of          Year Ended       Year Ended      Year Ended
Operations            December 31,     December 31,    December 31,
                          1996             1995            1994
                     --------------- ---------------  ---------------
Revenues                 $17,552         $18,563         $17,736
Costs and expenses        21,446          21,772          21,994
                     --------------- ---------------  ---------------
Net loss                 $ 3,894         $ 3,209         $ 4,258
                     =============== ===============  ===============

                                         (in thousands)
                         -----------------------------------------------
Balance Sheets            December 31,    December 31,    December 31,
                              1996            1995            1994
                        --------------- ---------------  ---------------
Current assets              $ 3,402         $ 3,200          $ 3,988
Non-current assets           35,898          39,041           42,285
                        --------------- ---------------  ---------------
                            $39,300         $42,241          $46,273
                        =============== ===============  ===============
Current liabilities         $13,654         $ 6,146          $ 6,466
Long-term liabilities        34,885          41,440           41,944
Shareholders capital
  deficiency                 (9,239)         (5,345)          (2,137)
                        --------------- ---------------  ---------------
                            $39,300         $42,241          $46,273
                        =============== ===============  ===============

   Included in the hotels' costs and expenses is depreciation expense of approximately $3,700,000, $3,578,000, and $3,519,000 for 1996, 1995, and
1994, respectively.

   Included in the Company's statements of operations for 1996, 1995 and 1994 is equity in net loss of $706,090, $656,625 and $637,285, respectively, which represents the Company's 22% share of the net loss for the years ended December 31, 1996 and 1995, and the period June to December, 1994, respectively. The Company is not required to fund its share of the losses in excess of its $2,000,000 investment.

   The Company sold its interest in the SoHo hotel project in New York during 1996 (see Note 2--Operations).

   In December 1994, Company subsidiaries entered into agreements to acquire a 50% interest in a partnership to develop a 320-room beach resort and casino in Guanacaste, Costa Rica. To date, the Company has advanced $563,000 to acquire the hotel site and for other project-related expenses, which is in part secured by a mortgage on the hotel site. As permitted under the partnership agreements, in March 1997 the Company notified its partner that it does not intend to proceed with the project under the current circumstances. The Company expects to fully recover its investment.

4. Long-Term Receivables and Advances

                                             (in thousands)
                                      -----------------------------
                                      December 31,   December 31,
                                          1996           1995
                                     --------------  --------------
The Sonesta Beach Resort,
  Key Biscayne, Florida:
 Second mortgage receivable,
   14-1/2% interest (of which
   11% is payable quarterly and
   3-1/2% deferred until maturity)
   due 12/31/97 (a)                      $ 5,000        $ 5,000
 Deferred interest receivable (a)          2,306          2,306
 $6,500,000 fourth mortgage
   receivable, 10% simple  interest
  due 12/31/04, net of  $5,500,000
  reserve (a)                              1,000          1,000
 Loans to owner (b)                        4,007          4,472
Sharm El Sheikh (c)                           10            370
Sharm El Sheikh (d)                          500             --
Other                                        781            407
                                     --------------  --------------
 Total long-term receivables              13,604        $13,555
 Less: current portion                        37             12
                                     --------------  --------------
 Net long-term receivables               $13,567        $13,543
                                     ==============  ==============


(a) The Company's mortgage notes receivable are subordinate to a first mortgage of $22,431,000 at December 31, 1996. The maturity date of the first mortgage loan is October 1, 2000. The Company has not recorded as income the deferred portion of interest on the second mortgage since July 1, 1992. A substantial part of these receivables are due December 31, 1997 (see also Note 2--Operations).

(b) Under five separate agreements, a subsidiary of the Company loaned $5,475,000 to the hotel's owner during 1993 and 1994. These loans earn interest at rates ranging from the prime rate (8-1/4% at December 31, 1996) to 14-1/2%. Of these loans, an amount of $2,684,000, and interest thereon is secured by second and third mortgages on the hotel property. Principal and interest are payable out of hotel cash flow remaining after payment of first and second mortgage interest, and a payment to the hotel's owner equal to 3/4 of 1% of revenues of the hotel.

(c) A subsidiary of the Company has loaned $800,000 to the owner of the Sonesta Beach Resort, Sharm el Sheikh which opened in May 1994. This receivable earns interest at an annual rate of ten percent. Principal and interest are payable in 18 monthly installments out of hotel cash flow following the opening of the hotel. During 1996 and 1995, the Company received payments of $790,000, reducing the principal balance to $10,000 at December 31, 1996.

(d) The Company has agreed to loan $1,000,000 to the owner of the Sonesta Beach Resort, Sharm El Sheikh, to finance certain improvements to the resort, including construction of 80 additional guestrooms, conference and other hotel facilities. An amount of $500,000 has been advanced in December 1996, and the remaining amount will be funded as the improvements are being completed. This loan earns interest at LIBOR plus two percentage points (7-13/16% at December 31, 1996), and will be repaid in twelve annual installments of $83,333, together with interest, commencing January 1, 1998.

   In connection with its Key Biscayne notes receivable, the Company recorded interest income of $1,100,000 in 1996 and $550,000 in 1995. No income was recorded in 1994. Cash payments received were $1,565,000, $1,003,000 and $550,000 for 1996, 1995 and 1994, respectively.

5. Borrowing Arrangements
   The Company has a $2,000,000 line of credit which expires on September 30, 1997. This line of credit bears interest at the prime rate (8-1/4% at December 31, 1996). The terms of the line require a certain minimum net worth, a minimum amount of unrestricted cash or available credit lines during part of each calendar year, and approval for additional borrowings by the Company. No amount was outstanding under this line at December 31, 1996.

   A subsidiary of the Company has a $5,000,000 line of credit which will expire December 31, 1997. The terms of the loan require certain minimum levels of earnings and net worth, limit cash dividends and purchases of the Company's stock, and specify a maximum defined debt to net worth ratio. The loan is secured by the Company's leasehold interest in the Royal Sonesta Hotel, New Orleans, and by a Company guaranty. The interest rate is prime (8-1/4% at December 31, 1996) less one-eighth percent, and the commitment fee on the unused portion of the line is .65% per annum. No amount was outstanding under this line at December 31, 1996.

   A foreign subsidiary has an operating line of credit of $500,000, which is guaranteed by the Company. The interest rate is at the prime rate plus one percentage point. This line of credit is subject to periodic review by the bank. No amount was outstanding under this line at December 31, 1996.

   During 1996, 1995 and 1994, average short-term borrowings were approximately $875,000, $240,000 and $271,000 at average interest rates of 8.3%, 8.8% and 7.4%, respectively. The maximum amounts of short- term borrowings outstanding during 1996, 1995 and 1994 were $4,640,000, $2,110,000 and $2,000,000, respectively.

6. Long-Term Debt

                                                (in thousands)
                                            ---------------------
                                               1996       1995
                                             --------- ----------
Charterhouse of Cambridge Trust:
 First mortgage notes (a)                     $17,068    $17,936
Sonesta Hotels of Anguilla, Ltd:
 First mortgage notes (b)                       4,690      4,990
 Note from Seller (c)                             800      1,000
Sonesta Curacao Hotel Corporation, N.V.:
 Bank term loan (d)                             2,000      2,000
Other                                             188        188
                                             --------- ----------
                                               24,746     26,114
Less current portion of long-term debt            951      1,137
                                             --------- ----------
Total long-term debt                          $23,795    $24,977
                                             ========= ==========


(a) The loan is secured by a first mortgage on the Royal Sonesta Hotel Boston (Cambridge) property. This property is included in fixed assets at a book value of approximately $19,273,000 at December 31, 1996. In addition, the stock of Sonesta of Massachusetts, Inc. and the shares of Charterhouse of Cambridge Trust have been pledged as security for the mortgage loan along with an unconditional assignment of the lease. The loan required monthly principal payments of $66,777. Interest on the loan was 5% until April 1994, and LIBOR plus two percentage points thereafter. The interest rate at December 31, 1996 was 7-9/16%. In January 1997, this loan was refinanced with a fixed rate mortgage loan in the amount of $22,880,000, which matures December 31, 2003. The interest rate on the new loan is 8.86% and no prepayments are allowed during the first three years of the loan. The new loan requires monthly payments of interest and principal of $203,802. An amount of $1,880,000 will be held in escrow by the lender to finance certain improvements to the property.

(b) The loan is secured by a first mortgage on the Sonesta Beach Resort Anguilla property, and an assignment to the lender of the hotel's furniture, fixtures and equipment. The property is included in fixed assets at a book value of $12,744,000 at December 31, 1996. In addition, an amount of $1,900,000 is secured by a Company guaranty. The lender has agreed to increase the loan by $1,700,000, and the Company will draw down these additional funds by April 1, 1997. Including the $1,700,000 increase, the loan requires minimum principal payments of $450,000, $650,000, $725,000, $3,490,000 and $1,075,000 in the years 1997, 1998,
   1999, 2000 and 2001, respectively. In addition, principal payments are required equal to 25% of the hotel's annual excess cash flow, as defined. The interest rate on the loan is LIBOR plus 2-1/4 percentage points. The interest rate at December 31, 1996 was 7-15/16%.

(c) This loan from the Seller of the Sonesta Beach Resort Anguilla is for a three year period ending November 28, 1998. The interest rate is 8% per annum. Principal payments of up to $300,000 are required during the term of the loan if certain conditions are met. The Company has reduced this loan by $200,000 to which it is entitled under the agreements with the Seller, and has further rights to offset certain receivables from the Seller from this loan (see Note 2--Operations).

(d) This loan was for a three year period ending April 30, 1997, but has been extended until June 30, 1998. No principal payments are required during the term. The interest rate was 9-3/4% at December 31, 1996, and is subject to periodic review by the bank. This loan may be prepaid on 60 days notice. The loan is secured by a Company guaranty, and by an assignment of the right to receive fees under the management agreement for the Sonesta Beach Hotel & Casino, Curacao.

   Aggregate principal payments for the next five years subsequent to December 31, 1996, based on the new mortgage loan described in (a) above, and including the additional loan of $1,700,000 described in (b) above, are as follows:

     Year      (in thousands)
 ------------- ---------------
1997               $   951
1998                 3,929
1999                 1,248
2000                 4,061
2001                 1,699
Thereafter          20,370

7. Common Stockholders' Equity

                                        (in thousands)
                                     ---------------------
                                      Common    Treasury
                                       Stock     Shares
                                      -------- -----------
Balance, January 1, 1994 and 1995     $3,488     $(8,064)
Purchase of 4,044 shares                  --         (33)
                                      -------- -----------
Balance, December 31, 1995            $3,488     $(8,097)
Purchase of 3,022 shares                  --         (29)
                                      -------- -----------
Balance, December 31, 1996            $3,488     $(8,126)
                                      ======== ===========

8. Redeemable Preferred Stock
   The 5% cumulative preferred stock is subject to redemption at $27.50 per share plus accrued dividends to the date of redemption. Preferred stock sinking fund requirements to December 31, 1996 have been satisfied by the exchange in prior years of common stock for preferred stock and by the purchase and retirement of preferred stock. No dividends on common stock may be declared or paid and no common stock may be purchased or redeemed, unless preferred stock sinking fund requirements are met.

9. Commitments and Contingencies
   A subsidiary of the Company purchased the Sonesta Beach Resort Anguilla in November 1995 (see Note 2--Operations). The resort is located on 49 acres of land leased from the Government of Anguilla. There are 94 years remaining on the lease. The Company operates the Royal Sonesta Hotel, New Orleans, Louisiana, under a lease. The initial 25 year term expired in September 1994, and the Company has exercised its first of three 10-year options to extend the lease. Until September 1994 the lease required a minimum annual base rent of $953,574, plus percentage rent based on net income as defined. As of October 1994, no base rent is payable, but the percentage rent, based on net income, increased. The Company leases space for its executive offices in Boston, Massachusetts. The lease expired in 1994. As of October 1994 the Company renewed the lease for part of the space for a 10-year initial term, at reduced rates. The Company provides for rent expense on a straight line basis although payments under the lease did not commence until October 1995. The Company is also committed, under various leases, for certain other property, equipment and real estate.

   Minimum fixed rentals, principally on real estate, payable subsequent to December 31, 1996, (exclusive of real estate taxes, insurance and other occupancy costs), are as follows:

                                 (in thousands)
                        ---------------------------------
                        Operating Leases  Capital Leases
                        ----------------- ---------------
Period
1997                        $   859            $ 64
1998                            793              54
1999                            742              --
2000                            667              --
2001                            625              --
Thereafter                   11,912              --
                        ----------------- ---------------
                            $15,598            $118
                        =================
Less interest amounts at various rates           13
                                          ---------------
Present value of minimum fixed rentals          105
Less current portion                             54
                                          ---------------
Total long-term capitalized lease
  obligation, included in other
  non-current liabilities                      $ 51
                                          ===============

   Rentals charged to operations are as follows:

                            (in thousands)
                      ---------------------------
                       1996      1995     1994
                      -------- -------- --------
Real Estate:
 Fixed rentals        $  813    $  814   $  996
 Percentage rentals
   based on defined
   operating profits   5,031     5,269    3,038
Other rentals             38        25       46
                      -------- -------- --------
                      $5,882    $6,108   $4,080
                      ======== ======== ========

   The Company manages the Chateau Sonesta Hotel in New Orleans under a long-term management agreement. The hotel opened in April 1995. The Company guarantees debt service payments of approximately $1,500,000 per year on the hotel's first mortgage of $12,600,000 for a period of 5 years following the opening of the hotel. Advances made under this guaranty will be secured by a mortgage. No advances were required under this guaranty during 1995 and 1996.

   The Company has agreed to loan $1,000,000 in 1997 to the owner of the Sonesta Hotel Cairo, Egypt, to partially finance certain improvements to the hotel.

   The Company is committed to loan $1,000,000 to the owner of the Sonesta Beach Resort, Sharm El Sheikh, of which $500,000 was advanced during 1996 (see Note 4--Long-Term Receivables and Advances).

   The Company is from time to time subject to routine litigation incidental to its business, and generally covered by insurance. The Company believes that the results of such litigation will not have a materially adverse effect on the Company's financial condition.

   The Company has incentive compensation plans under which hotel profit bases, as established annually, must be achieved before any incentive compensation may be earned. The incentive compensation charged to operations was $928,700 in 1996, $998,400 in 1995 and $1,026,200 in 1994.

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

   The Company's pension cost for the Plan was computed as follows:

                                            (in thousands)
                                      -------------------------
                                        1996     1995    1994
                                       -------  ---------------
Service cost                           $ 606    $ 484    $ 560
Interest cost                            936      903      840
Return on Plan assets                   (920)    (856)    (922)
Amortization of:
 Unrecognized net transition asset       (88)     (88)     (88)
 Unrecognized prior service cost          65       65       65
 Unrecognized net loss                   172       55       96
                                       -------  ---------------
                                       $ 771    $ 563    $ 551
                                       =======  ===============

   The following table sets forth the funded status of the Plan at December 31, 1996 and 1995:

                                                 (in thousands)
                                              --------------------
                                                1996      1995
                                               ------------------
Actuarial present value of accumulated
  benefit obligation:
 Vested                                       $ 9,007    $10,084
 Nonvested                                        214        207
                                               ------------------
Accumulated benefit obligation                  9,221     10,291
Effect of assumed increase in compensation
  levels                                        3,096      3,147
                                               ------------------
Projected benefit obligation                   12,317     13,438
Market value of Plan assets                    11,685     11,681
                                               ------------------
Projected benefit obligation in excess of
  Plan assets                                     632      1,757
Unrecognized net gain/(loss)                      592       (767)
Unrecognized prior service cost                  (785)      (850)
Unrecognized net transition asset                 793        881
                                               ------------------
Accrued pension liability                     $ 1,232    $ 1,021
                                               ==================

   The Plan's assets include equity and fixed income securities, short-term investments and cash.

   Assumptions used to develop the pension costs were:

                                                    1996      1995      1994
                                                  --------- -------- ---------
Assumed discount rate                               7.25%     7.0%      8.0%
Assumed rate of compensation increases               4.0%     4.0%      4.5%
Expected weighted average rate of return on
  Plan assets                                        8.5%     8.5%      8.5%

Savings Plan
   The Company has an employee savings plan (the Savings Plan) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating U.S. employees may defer a portion of their pre-tax earnings up to the Internal Revenue Service annual contribution limit. All U.S. employees of the Company are eligible to participate in the Savings Plan. Participating employees may choose to invest their contributions in each one of seven mutual funds, which include equity funds, balanced funds and a money market fund. The Savings Plan does not provide for contributions by the Company.

11. Income taxes
   The table below allocates the Company's income tax expense (benefit) based upon the source of income.

                                                                    (in thousands)
                                                  1996                    1995                   1994
                                         ----------------------  ---------------------- ----------------------
                                          Domestic    Foreign     Domestic    Foreign    Domestic    Foreign
                                        ----------- ----------- ----------- ----------- ----------- ----------
Income (loss) before income taxes          $4,174     $(2,853)     $2,100     $   456      $ 938     $    27
                                        =========== =========== =========== =========== =========== ==========
Federal, foreign and state income tax
  provision (benefit):
 Current federal income tax (benefit)      $1,128     $  (440)     $  970     $  (873)     $ 709     $ 1,495
 State and foreign taxes, principally
  current                                     285         178         187       1,230        211          55
 Deferred federal income tax (benefit)        228        (245)        121      (1,854)      (433)     (1,536)
                                        ----------- ----------- ----------- ----------- ----------- ----------
                                           $1,641     $  (507)     $1,278     $(1,497)     $ 487     $    14
                                        =========== =========== =========== =========== =========== ==========

   A reconciliation of net tax expense (benefit) applicable to income before provision for income taxes at the statutory rate follows:

                                                                                         (in thousands)
                                                                                   ---------------------------
                                                                                    1996       1995     1994
                                                                                   --------  ----------------
Expected provision for taxes at statutory rate                                     $  449    $   869    $329
State income taxes, net of federal benefit                                             97        123     139
Tax on foreign losses, not deductible for federal income taxes                        459         --      --
Reversal of deferred taxes on foreign earnings permanently invested overseas           --     (1,629)     --
Other                                                                                 129        418      33
                                                                                   --------  ----------------
                                                                                   $1,134    $  (219)   $501
                                                                                   ========  ================

   Deferred tax benefits result from temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes. The source of these differences and their tax effects are as follows:

                                                                                        (in thousands)
                                                                                 ------------------------------
                                                                                  1996      1995       1994
                                                                                 ------------------ ----------
Reversal of deferred taxes on unremitted foreign earnings, now permanently
  invested overseas                                                              $  --     $(1,629)   $   --
Gain from sale of property                                                          --          --       (639)
Earnings of foreign subsidiaries reported for tax purposes                          --          --       (680)
Losses from foreign subsidiary, not reported for tax purposes                     (240)       (223)      (217)
Tax depreciation more (less) than book depreciation                                107         333       (156)
Other temporary differences                                                        117        (145)      (298)
                                                                                 ------------------ ----------
                                                                                 $ (16)    $(1,664)   $(1,990)
                                                                                 ================== ==========

   Temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities that give rise to significant portions of deferred income taxes at December 31, 1996 and 1995 relate to the following:

                                                                                         (in thousands)
                                                                                       ------------------
                                                                                         1996     1995
                                                                                       -------- ---------
Current portion of deferred tax assets
 Expenses accrued but deferred for tax purposes                                         $  317   $  400
                                                                                       -------- ---------
Current deferred tax asset                                                              $  317   $  400
                                                                                       ======== =========
Long-term portion of deferred tax liabilities (assets)
 Depreciation book tax difference                                                       $3,498   $3,391
 Expenses accrued but deferred for tax purposes                                           (172)    (183)
 Losses from foreign subsidiary, not currently deductible                                 (680)    (440)
 State tax benefits of $570,000 ($950,000 in 1995) from net operating loss
  carry-forwards, net of  valuation allowances                                              --       --
 Other                                                                                    (364)    (387)
                                                                                       -------- ---------
Deferred tax liability                                                                  $2,282   $2,381
                                                                                       ======== =========

   At December 31, 1996 and 1995, the Company had state net operating loss carry-forwards of approximately $6,000,000, and $10,000,000, respectively, for income tax purposes. Of the total carry-forwards available at December 31, 1996, approximately $500,000, $1,000,000, $400,000, $1,800,000 and
$2,000,000 expire in the years 1997 through 2001, respectively. For financial reporting purposes valuation allowances of $570,000 and $950,000 have been recognized at December 31, 1996 and 1995, respectively, to offset the deferred tax assets related to those carry-forwards.

   A foreign income tax receivable of $38,300 was included in accounts receivable other at December 31, 1995.

   Unremitted foreign earnings on which no deferred taxes have been provided approximated $3,600,000 at December 31, 1996 and 1995. Deferred taxes of approximately $1,224,000 would have been provided had the earnings not been permanently invested overseas.

Selected Quarterly Financial Data (unaudited)
   Selected quarterly financial information for the years ended December 31, 1996 and 1995 are as follows:

                                                 (in thousands except for per share data)
                                                                   1996
                                                 ------------------------------------------
                                                   1st        2nd        3rd        4th
                                                 --------- ---------  --------- ----------
Revenues                                         $14,182    $16,754    $14,846    $16,808
Operating income (loss)                             (543)     1,562        294        455
Net income (loss)                                   (630)       733        (14)        98
Net income (loss) per share of common stock      $ (0.30)   $  0.36    $ (0.01)   $  0.05

                                                                    1995
                                                 ------------------------------------------
                                                   1st        2nd        3rd        4th
                                                 --------- ---------  --------- ----------
Revenues                                         $13,503    $14,444    $13,417    $14,476
Operating income (loss)                              (23)     1,475        851        356
Net income                                           334        867        320      1,254
Net income per share of common stock             $  0.16    $  0.42    $  0.15    $  0.60

SONESTA INTERNATIONAL HOTELS CORPORATION

Executive Offices, John Hancock Tower, 200 Clarendon Street
Boston, Massachusetts 02116 (617) 421-5400 Fax 421-5402

 SONESTA DIRECTORS
George S. Abrams(2)                    Paul Sonnabend(1)                    Roger P. Sonnabend(1)
Winer & Abrams                         Chairman of the Executive            Chairman of the Board and
Attorneys at Law                       Committee and Chief Financial        Chief Executive Officer,
                                       Officer, Sonesta International       Sonesta International
Vernon R. Alden(2)(3)                  Hotels Corporation                   Hotels Corporation
Director and Trustee of
Several Organizations                  Peter J. Sonnabend                   Stephen Sonnabend
                                       Vice Chairman, General Counsel       Senior Vice President,
Joseph L. Bower(1)(2)(3)               & Secretary, Sonesta                 Sonesta International
Professor, Harvard                     International Hotels Corporation     Hotels Corporation
Business School
                                       Stephanie Sonnabend                  Jean C. Tempel(3)
Lawrence M. Levinson(1)(2)(3)          President, Sonesta International     Special Limited Partner, TL Ventures
Partner, Burns & Levinson              Hotels Corporation
Attorneys at Law

(1)Member Executive Committee          (2)Member Audit Committee            (3)Member Compensation Committee

 -----------------------------------------------------------------------------------------------------------------
SONESTA OFFICERS
Roger P. Sonnabend                     Christopher Baum                     Jacqueline Sonnabend
Chairman of the Board                  Vice President-                      Executive Vice President
and Chief Executive Officer            Sales & Marketing
                                                                            Peter J. Sonnabend
Stephanie Sonnabend                    Michael Levie                        Vice Chairman,
President                              Vice President-Egypt                 General Counsel and Secretary

Paul Sonnabend                         Felix Madera                         Hans U. Wandfluh
Chairman of the Executive Committee    Vice President-International         Vice President
and Chief Financial Officer
                                       Boy A. J. van Riel                   David Rakouskas
Stephen Sonnabend                      Vice President and Treasurer         Assistant Secretary
Senior Vice President                                                       and Corporate Controller
                                       Mary Jane Rosa
                                       Vice President-Design
 -----------------------------------------------------------------------------------------------------------------
SONESTA HOTELS AND OTHER OPERATIONS
Royal Sonesta Hotel                    Sonesta Beach Resort                 Sonesta St. George Hotel,
Boston (Cambridge), Massachusetts(1)   Key Biscayne, Florida(2)             Luxor, Egypt(2)
                                                                            (Opening 1997)
Royal Sonesta Hotel                    Sonesta Beach Resort
New Orleans, Louisiana(1)              Sharm el Sheikh, Egypt(2)            Ambassador Club
                                                                            Hurghada, Egypt(2)
Sonesta Beach Resort                   Sonesta Hotel
Anguilla, B.W.I.(1)                    Cairo, Egypt(2)                      Sonesta Beach Plaza Hotel
                                                                            Manama, Bahrain(2)
Chateau Sonesta Hotel                  Sonesta Hotel                        (Opening 1997)
New Orleans, Louisiana(2)              Port Said, Egypt(2)
                                                                            Aruba Sonesta Resort & Casino
Sonesta Beach Resort                   Sonesta Paradisio Hotel              Oranjestad, Aruba(3)
Southampton, Bermuda(2)                El Gouna, Egypt(2)
                                                                            Aruba Sonesta Suites & Casino
Sonesta Beach Hotel & Casino           Sonesta Nile Goddess Cruise Ship     Oranjestad, Aruba(3)
Curacao, Netherlands Antilles(2)       Cairo, Egypt(2)
                                                                            Sonesta Hotel
Sonesta Beach Resort                   Sonesta Sun Goddess Cruise Ship      Santiago, Chile(3)
Hurghada, Egypt(2)                     Cairo, Egypt(2)

(1)Owned or Leased                     (2)Operated under Management         (3)Licensed
                                          Agreement
For reservations, call toll free 800-SONESTA (800-766-3782)
 -----------------------------------------------------------------------------------------------------------------

INDEPENDENT AUDITORS
Ernst & Young LLP, 200 Clarendon Street, Boston, Massachusetts 02116

TRANSFER AGENT AND REGISTRAR
Mellon Securities Trust Company, 111 Founders Plaza, Suite 1100, East Hartford, Connecticut 06108