Form 10-K, Exhibit 13
period 1997-12-31
SONESTA INTERNATIONAL HOTELS CORP
filed 1998-03-27
CIK 91741

FRONT COVER:

"Laps in the Sky", shot for Sonesta by renowned photographer Frank Herholdt of London, is one image found in the Company's new award-winning print advertising campaign. Launched in September 1997, the campaign is themed, "This is what you came to find", and can be found in the pages of Gourmet, Travel & Leisure, The New York Times Sunday Magazine and other national lifestyle magazines.

REPORT TO SHAREHOLDERS
--------------------------------------------------------------------------------

      We are happy to report a good year for Sonesta in 1997 with revenues and profits increasing substantially over 1996. This is predominantly due to strong demand for hotel rooms in the United States resulting in higher average room rates. Most of our overseas properties improved as well.

      The Royal Sonesta Hotels in Boston (Cambridge), which Sonesta owns, and in New Orleans, which Sonesta leases, both had excellent years. The extensive renovation of 200 rooms at the Boston property is now complete, and other improvements include new communication systems to meet the needs of our technologically oriented customers.

      The Sonesta Beach Resort Anguilla, which Sonesta purchased in November 1995, had a better year in 1997, but occupancy is not building as quickly as we would like. We recognize that it will take time to build awareness of the Resort, and its upscale destination, but we are confident in the long-term success of this property.

      Among our managed properties, Chateau Sonesta Hotel in New Orleans continues to prosper. With the addition of more function space and a Canal Street entrance, the Hotel is well positioned. Sonesta Beach Resort, Key Biscayne also strongly exceeded 1996 results. A number of loans the Company extended to the owner of the Resort--both in connection with the sale of the hotel in 1984 and in the aftermath of Hurricane Andrew in 1992--matured at the end of the year and have not been repaid. Discussions to arrive at an amicable resolution of this situation are continuing. Sonesta Beach Resort Bermuda also improved over 1996, while Sonesta Beach Resort & Casino Curacao continues to struggle financially. Many islands in the Caribbean continue to face major challenges in attracting tourists and groups, and are being impacted by the significant increase in cruise ship supply.

      In Egypt, Sonesta Hotels, Resorts and Nile Cruises were having their best year ever, until the tragic incident in Luxor in November 1997 crippled tourism to the country. Since Sonesta does not have an ownership position in any of the properties, the financial impact will primarily result in reduced fee income. The Sonesta St. George Hotel Luxor opened in October 1997 and is a truly spectacular hotel. The cruise ships continue to provide some of the best accommodations and service on the Nile and Sonesta Beach Resort Sharm El Sheikh --one of the finest resorts in the Middle East--is being significantly expanded. We anticipate that 30 additional guest rooms and suites, and upgraded facilities at the Sonesta Hotel Cairo will be completed by the end of 1998, making that Hotel one of the best in Cairo. At the end of 1997, Sonesta ceased managing the Sonesta Beach Resort Hurghada and the neighboring Ambassador Club property. The condition of those properties did not provide a guest experience consistent with our other properties in Egypt. Sonesta has manage-ment contracts for additional hotels in Nuweiba and Taba, Egypt and for a hotel in Bahrain, which are all in various stages of development.

      Our licensed properties, the Aruba Sonesta Resorts, continue to do well and are benefiting from the addition of a large conference center. At the end of February 1998 we ended our association with the hotel in Santiago, Chile, which had been operating under a Sonesta license arrangement.

      We have signed a management agreement to operate the Sonesta Sasson Beach Resort Miami Beach, which when completed will be a combination of a fully renovated hotel and a new suite hotel in a condominium tower. We anticipate this project will be completed by late 1999 or early 2000.

      Other endeavors of Sonesta include the development of its Training By Design division, which offers management development, team building and skills training to Sonesta Hotels, and outside companies--both hotel operators and service companies outside the hospitality industry.

      The hotel industry continues to prosper, with significant growth in room rates and limited building, especially in the full service segment. While major hotel chains are being acquired or merged, we remain a niche hotel company providing our guests with a unique, personal experience that reflects the destination. We are focused on our mission of meeting or exceeding the expectations of our guests, owners, employees and suppliers. We plan to remain independent and believe our conservative approach to expansion will result in financial stability and consistency of product for years to come.

      If you would like to know more about Sonesta hotels worldwide, please consult our Web page at sonesta.com.

      We appreciate the support of you, our shareholders, as well as of our many customers and employees.

/s/ Roger P. Sonnabend

Roger P. Sonnabend
Chairman of the Board and Chief Executive Officer

/s/ Stephanie Sonnabend

Stephanie Sonnabend
President

March 13, 1998

SONESTA INTERNATIONAL HOTELS CORPORATION

5-YEAR SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

(In thousands except for per share data)


                                                          1997           1996           1995           1994           1993
                                                     -------------   ------------   ------------   ------------   ------------
Revenues .........................................     $68,468         $ 62,590       $ 55,840       $ 53,321       $ 48,592
Operating income .................................       3,349            1,768          2,659          2,906          1,652
Net interest expense .............................      (1,758)            (825)          (823)        (1,286)          (250)
Equity in net loss of hotels .....................          --              (89)          (656)          (637)            --
Gain (loss) on sales of assets ...................          22              213            548            (90)         3,005
Other ............................................          (3)             254            828             72             93
                                                       ----------      --------       --------       --------       --------
Income before income taxes .......................       1,610            1,321          2,556            965          4,500
Federal, foreign and state income tax provision
 (benefit) .......................................         677            1,134           (219)           501          1,801
                                                       ---------       --------       --------       --------       --------
  Net income .....................................     $   933         $    187       $  2,775       $    464       $  2,699
                                                       =========       ========       ========       ========       ========
Per share of common stock:
Basic and diluted earnings .......................     $   .44         $    .09       $   1.33       $    .22       $   1.30
                                                       =========       ========       ========       ========       ========
Cash dividends declared ..........................     $   .30         $    .30       $    .30       $    .30       $    .30
                                                       =========       ========       ========       ========       ========
Working capital deficit ..........................     $(5,802)        $ (5,044)      $ (5,834)      $ (3,318)      $ (1,586)
Net property and equipment .......................      44,431           41,930         38,362         28,431         30,432
Total assets .....................................      76,416           68,971         69,240         60,114         59,787
Long-term debt and capitalized lease obligations
 including currently payable portion .............      31,456           24,801         26,293         21,204         20,591
Redeemable preferred stock .......................         294              294            294            294            294
Common stockholders' equity ......................      23,450           23,152         23,626         21,520         21,693
Common stockholders' equity per share ............       11.34            11.19          11.41          10.37          10.45
Total revenues including hotels operated under
 management contracts ............................     173,093          163,765        144,002        132,853        100,872
Common shares outstanding at end of year .........       2,068            2,068          2,071          2,075          2,075

Market price data for the Company's common stock showing high and low prices by quarter for each of the last two years is as follows:


                            NASDAQ Quotations
                   -----------------------------------
                         1997               1996
                   ----------------   ----------------
                     High      Low     High      Low
                   -------   ------   ------   -------
First ..........   10-3/4     9        8-1/2    6-1/2
Second .........    9-7/8     8-7/8    9        7-3/4
Third ..........   10-3/4     8-7/8   11        8-1/2
Fourth .........   16         9-3/4   11        9-15/16


The Company's common stock trades on The NASDAQ Stock Market under the symbol SNSTA. As of March 10, 1998 there were 522 holders of record of the Company's common stock.

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

Results of Operations

Revenues

                                       TOTAL REVENUES
                                       (in thousands)
                         -------------------------------------------
                          NO. OF
                          ROOMS       1997        1996        1995
                         -------   ---------   ---------   ---------
Sonesta Beach Resort
  Anguilla, BWI            100     $ 4,071     $ 2,717     $    --

Royal Sonesta Hotel
  Boston (Cambridge)       400      25,521      22,891      20,969

Royal Sonesta Hotel
  New Orleans              500      31,491      30,802      29,318

Management and
  service fees                       6,884       6,026       5,320

Other revenues                         501         154         233
                                   -------     -------     -------
  Total revenues                   $68,468     $62,590     $55,840
                                   =======     =======     =======


      1997 versus 1996: Revenues in 1997 increased by $5,878,000 compared to 1996. The Company's Boston (Cambridge) Hotel had increased revenues in 1997 of approximately $2,630,000, primarily because of a 13% increase in average room rate and an 11% increase in food and beverage revenues. The Company's Royal Sonesta Hotel New Orleans had an increase in revenues of $689,000 in 1997 compared to 1996 due to a 2% increase in average room rate and a 3% increase in food and beverage revenues. In its first full year of operations, the Company's Sonesta Beach Resort Anguilla had increased revenues in 1997 of $1,354,000 due to an 11% increase in occupancy and a 31% increase in average room rate. The remaining revenue increase of $1,205,000 was primarily from increases in management and service fee income, in particular from the Company's managed hotels in New Orleans, Key Biscayne and Sharm El Sheikh, Egypt. In 1998 the Company expects fee income from its Egyptian properties to decrease, following the terrorist attack in Luxor in November 1997, and the adverse effect this has on tourism in Egypt.

      1996 versus 1995: Revenues in 1996 increased by $6,750,000 compared to 1995. The Company's Boston (Cambridge) hotel had increased revenues in 1996 of approximately $1,922,000, primarily because of an 8% increase in average room rate and a 10% increase in food and beverage revenues. The Company's Royal Sonesta Hotel New Orleans had an increase in revenues of $1,484,000 in 1996 compared to 1995 due to a 4% increase in average room rate and a slight increase in occupancy. The Company's Sonesta Beach Resort Anguilla, which opened January 18, 1996, had revenues of $2,717,000. The remaining revenue increase of $627,000 was primarily from increases in management and service fee income, in particular from the Company's managed hotels in New Orleans, Bermuda, and Sharm El Sheikh, Egypt.

Operating Income

                                             OPERATING INCOME/(LOSS)
                                                 (in thousands)
                                    -----------------------------------------
                                        1997           1996           1995
                                    ------------   ------------   -----------
Sonesta Beach Resort
  Anguilla, BWI                     $(1,803)       $(2,782)       $   --

Royal Sonesta Hotel
  Boston (Cambridge)                  4,366          3,602         2,518

Royal Sonesta Hotel
  New Orleans                         1,928          2,281         1,568
                                    -------        -------        ------
Operating income from hotels
  after management
  and service fees                    4,491          3,101         4,086

Management activities and other      (1,142)        (1,333)       (1,427)
                                    -------        -------        ------
  Operating income                  $ 3,349        $ 1,768        $2,659
                                    =======        =======        ======


      1997 versus 1996: Operating income in 1997 was $3,349,000, compared to operating income of $1,768,000 in 1996, an increase of approximately $1,581,000. The Boston (Cambridge) hotel had an increase in operating income of $764,000, primarily because of increased revenues of $2,630,000, offset by an increase in expenses of $1,866,000, primarily in costs and operating expense, depreciation and real estate tax expense. Operating loss at the Sonesta Beach Resort Anguilla decreased by $979,000 in 1997 due to an increase in revenues of $1,354,000, offset by an increase in expenses of $375,000. Operating income at the Royal Sonesta New Orleans decreased by $353,000 in 1997 due to an increase in expenses of $1,042,000, primarily in operating expenses and rent expense, offset by an increase in revenues of $689,000. In 1996, the New Orleans hotel's rent expense was lower because of higher capital expenditures during that year, which the Company deducts when calculating percentage rent due. The Company's operating loss from management activities and other sources decreased by $191,000 because of increased revenues of $1,205,000, which exceeded the increase in expenses of $1,014,000 related to these areas.

      1996 versus 1995: Operating income in 1996 was $1,768,000, compared to operating income of $2,659,000 in 1995, a decrease of approximately $891,000. The Company's Anguilla resort had an operating loss of $2,782,000 in 1996, caused primarily by disappointing revenues as a result of the negative effects that Hurricane Luis, which struck the island in September 1995, had on the hotel business in Anguilla. In addition, because the hotel's facilities were not ready for opening until January 18, 1996, the resort was unable

--------------------------------------------------------------------------------

to take full advantage of the 1996 winter season business. The Boston (Cambridge) hotel had an increase in operating income of $1,084,000, primarily because of increased revenues of $1,922,000, offset by an increase in expenses of $838,000, primarily in costs and operating expense. Operating income at the Royal Sonesta Hotel New Orleans increased by $713,000 in 1996 due to an increase in revenues of $1,484,000, offsetting an increase in expenses of $771,000, which increase was primarily in cost and operating and administrative and general expenses. The Company's operating loss from management activities and other sources decreased by $94,000 because of increased revenues of $627,000, which exceeded the increase in expenses of $533,000 related to these activities. The increase in expenses primarily related to costs for management of the Company's Egyptian properties, and costs related to development of potential new hotel properties.

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

      Included in equity in net loss of hotels are losses of $706,000 and $657,000 in 1996 and 1995, respectively, which reflect the Company's 22% share of the losses of the Sonesta Beach Resort & Casino in Curacao (see Note 3--Investments in Hotels). Included in equity in net loss of hotels in 1996 is income of $617,000 related to the Company's participation in a joint venture to construct a hotel in New York City (see Note 2--Operations).

      Interest income decreased by $160,000 in 1997 compared to 1996. This was due to a $550,000 increase in interest recorded in 1996 on the Company's notes receivable from the owner of Sonesta Beach Resort Key Biscayne. This decrease in 1997 was partially offset by increases in interest income on the Company's cash balances, and income from loans to the owner of Sonesta Beach Resort Sharm El Sheikh (see Note 4--Long-Term Receivables and Advances). Interest income in 1996 increased by $317,000 compared to 1995. This was primarily because the Company recorded interest income in 1996 of $1,100,000 on its receivables related to Sonesta Beach Resort, Key Biscayne, compared to $550,000 in 1995. The Company recorded the additional income in 1996 on these receivables because of improved cash flow of the hotel.

      Interest expense in 1997 increased by $774,000 compared to 1996. This was primarily due to the additional indebtedness following the refinancing of the mortgage loan on the Royal Sonesta Hotel Boston (Cambridge), and the additional loan for the Sonesta Beach Resort, Anguilla (see Note 6--Long-Term Debt). Interest expense in 1996 increased by $319,000 versus 1995, primarily due to interest on the additional indebtedness related to the purchase of the Sonesta Beach Resort Anguilla in November 1995.

Federal, State and Foreign Income Taxes

      The 1996 provision for income taxes is higher than the statutory rate due primarily to certain losses in 1996 from the Company's Sonesta Beach Resort Anguilla, B.W.I., which are not deductible for U.S. income taxes. The 1995 tax benefit results primarily from a reversal of deferred federal income tax previously provided on foreign earnings which, during 1995, were permanently invested outside the United States.

Liquidity and Capital Resources

      The Company had cash and cash equivalents of approximately $5,581,000 at December 31, 1997. The Company has $7,000,000 available under two lines of credit (see Note 5--Borrowing Arrangements). No amounts were outstanding under these lines at December 31, 1997.

      The Company had a working capital deficit of approximately $5,802,000 at December 31, 1997. This was primarily caused by accrued percentage rent of approximately $5,544,000 for the year ending December 31, 1997, related to the Royal Sonesta Hotel New Orleans, which is operated by the Company under a long-term lease. This rent is payable in March of the following year, and will be paid from the Company's available cash balances, and borrowings under its lines of credit, if needed.

      In January 1997 the Company refinanced the mortgage loan on the Royal Sonesta Hotel Boston (Cambridge). The net proceeds of this refinancing were approximately $5,357,000, of which $1,040,000 is held in escrow by the lender at December 31, 1997 for certain improvements to the hotel. These escrow funds are included in Other long-term assets at December 31, 1997. Of the proceeds of the refinancing, an amount of $3,861,000 was spent during 1996 and 1997 on improvements to the hotel.

      The Company increased the mortgage loan on the Sonesta Beach Resort Anguilla by $1,700,000 in March 1997. These funds were used to partially finance improvements to the resort made during the winter of 1996/97. Principal repayments of $500,000 originally due on September 1, 1997 and March 1, 1998 under the mortgage loan on Sonesta Anguilla (see Note 6--Long-Term Debt) were deferred by the lender. To achieve this, the Company agreed to the cancellation of a $500,000 line of credit it had with the same lender.

--------------------------------------------------------------------------------

      The Company is committed to loan an additional amount of $500,000 to the owner of the Sonesta Beach Resort, Sharm El Sheikh, Egypt, once certain improvements to the resort are completed (see Note 4 (d)-- Long-Term Receivables and Advances).

      The Company entered into agreements to operate a hotel in Miami Beach, Florida. The Company is committed to loan up to $4,150,000 to the hotel, once the hotel is substantially ready for opening, which is expected to be in late 1999 or 2000.

      Company management believes that its present cash balances plus its available borrowing capacity are more than adequate to meet its cash requirements for 1998 and beyond.

Year 2000 Disclosure

      During 1997, the Company committed to address issues related to required changes in computer systems for the year 2000. Issues arise because certain computer systems and related software currently in use may have been designed to recognize only dates that relate to the twentieth century. Accordingly, if no changes are implemented, the computer systems would interpret "1/1/00" as January 1, 1900 instead of January 1, 2000. Additionally, some equipment, such as alarm and building environmental systems, telephone systems, and fax machines, being controlled by microprocessor chips, may not deal appropriately with a year "00".


      The Company expects that by December 31, 1998, all year 2000 issues will have been addressed, either by programming changes implemented by third party vendors to purchased systems, or through the upgrading or purchase of year 2000-compliant hardware and equipment. Extensive testing is expected in 1998 and 1999. Management believes there is no material risk that the Company will fail to address year 2000 issues in a timely manner. The Company expects that costs related to the year 2000 issue will not be material, and that most issues will be dealt with by in-house information systems staff.

Selected Quarterly Financial Data

     Selected quarterly financial information for the years ended December 31, 1997 and 1996 are as follows:


                                                   (in thousands except for per share data)
                                                                     1997
                                              --------------------------------------------------
                                                  1st         2nd          3rd          4th
                                                  ----        ---          ---          ---
Revenues                                        $16,947     $ 18,629     $ 15,294     $ 17,598
Operating income                                     41        2,026          787          495
Net income (loss)                                  (359)         969          215          108
Net income (loss) per share of common stock     $ (0.17)    $   0.47     $   0.10     $   0.04

                                                                     1996
                                              --------------------------------------------------
                                                  1st         2nd          3rd          4th
                                              ---------     --------     --------     --------
Revenues                                        $14,182     $ 16,754     $ 14,846     $ 16,808
Operating income (loss)                            (543)       1,562          294          455
Net income (loss)                                  (630)         733          (14)          98
Net income (loss) per share of common stock     $ (0.30)    $   0.36     $  (0.01)    $   0.04

[logo] ERNST & YOUNG LLP [bullet] 60 State Street [bullet] Phone: 617 570 8400
                                  Boston                   Fax:   617 367 9133
                                  Massachusetts 02109



                         REPORT OF INDEPENDENT AUDITORS



The Board of Directors
Sonesta International Hotels Corporation

     We have audited the accompanying consolidated balance sheets of Sonesta International Hotels Corporation as of December 31, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sonesta International Hotels Corporation at December 31, 1997 and 1996 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



/s/ Ernst & Young LLP



March 13, 1998

SONESTA INTERNATIONAL HOTELS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

For the three years ended December 31, 1997



                                                                            1997             1996             1995
                                                                       --------------   --------------   --------------
Revenues:
 Rooms .............................................................    $ 39,864,616     $ 36,275,739     $ 32,551,516
 Food and beverage .................................................      16,423,045       15,165,619       13,424,233
 Management, license and service fees ..............................       6,884,440        6,026,487        5,319,995
 Parking, telephone and other ......................................       5,295,948        5,122,609        4,543,974
                                                                        ------------     ------------     ------------
                                                                          68,468,049       62,590,454       55,839,718
                                                                        ------------     ------------     ------------
Costs and expenses:
 Costs and operating expenses ......................................      28,035,454       26,359,988       23,008,941
 Advertising and promotion .........................................       5,520,283        5,420,235        4,575,267
 Administrative and general ........................................      12,653,368       11,893,456        9,655,961
 Human resources ...................................................       1,607,143        1,480,969        1,184,021
 Maintenance .......................................................       5,016,595        4,662,437        4,138,701
 Rentals ...........................................................       6,499,015        5,882,124        6,108,269
 Property taxes ....................................................       1,184,700          951,416        1,091,705
 Depreciation and amortization .....................................       4,602,317        4,171,714        3,418,006
                                                                        ------------     ------------     ------------
                                                                          65,118,875       60,822,339       53,180,871
                                                                        ------------     ------------     ------------
Operating income ...................................................       3,349,174        1,768,115        2,658,847
                                                                        ------------     ------------     ------------
Other income (deductions):
 Interest expense ..................................................      (2,861,590)      (2,087,458)      (1,768,974)
 Interest income ...................................................       1,102,980        1,262,974          946,046
 Equity in net loss of hotels ......................................              --          (89,068)        (656,625)
 Foreign exchange gain (loss) ......................................          (2,815)             163           11,321
 Gain on sales of assets ...........................................          22,471          212,552          548,159
 Gain from casualty ................................................              --          254,082          817,246
                                                                        ------------     ------------     ------------
                                                                          (1,738,954)        (446,755)        (102,827)
                                                                        ------------     ------------     ------------
Income before income taxes .........................................       1,610,220        1,321,360        2,556,020
 Federal, foreign and state income tax provision (benefit) .........         677,620        1,133,916         (219,025)
                                                                        ------------     ------------     ------------
Net income .........................................................    $    932,600     $    187,444     $  2,775,045
                                                                        ============     ============     ============
Basic earnings per share of common stock ...........................    $        .44     $        .09     $       1.33
                                                                                 ===              ===             ====
Dividends paid per common share ....................................    $        .30     $        .30     $        .30
Dividends paid per preferred share .................................    $       1.25     $       1.25     $       1.25

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

December 31, 1997 and 1996



                                                                                     1997            1996
                                                                                -------------   --------------
ASSETS
Current assets:
 Cash and cash equivalents ..................................................   $ 5,581,055      $ 3,691,741
 Accounts and notes receivable:
  Trade, less allowance of $117,658 ($107,974 in 1996) for doubtful accounts      6,549,190        6,048,479
  Interest receivable .......................................................       399,669          140,263
  Other .....................................................................     1,268,314          820,893
                                                                                -----------      -----------
    Total accounts and notes receivable .....................................     8,217,173        7,009,635
 Current portion of deferred taxes ..........................................       351,110          317,460
 Inventories ................................................................       792,570          851,460
 Prepaid expenses ...........................................................       770,818        1,007,434
                                                                                -----------      -----------
        Total current assets ................................................    15,712,726       12,877,730
Long-term receivables and advances ..........................................    14,296,215       13,566,998
Investments in hotels .......................................................            --          563,120
Property and equipment, at cost:
 Land and land improvements .................................................     3,010,132        2,877,358
 Buildings ..................................................................    40,272,336       37,792,040
 Furniture and equipment ....................................................    19,879,381       17,318,550
 Leasehold improvements .....................................................     2,910,894        3,139,807
 Projects in progress .......................................................     1,435,372        2,036,495
                                                                                -----------      -----------
                                                                                 67,508,115       63,164,250
 Less accumulated depreciation and amortization .............................    23,077,348       21,234,324
                                                                                -----------      -----------
    Net property and equipment ..............................................    44,430,767       41,929,926
Other long-term assets ......................................................     1,976,678           32,977
                                                                                -----------      -----------
                                                                                $76,416,386      $68,970,751
                                                                                ===========      ===========

See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------



                                                                                   1997              1996
                                                                             ---------------   ---------------
LIABILITIES AND COMMON STOCKHOLDERS' EQUITY
Current liabilities:
 Current portion of long-term debt and capitalized lease obligations .....    $  3,729,585      $  1,005,123
 Accounts payable ........................................................       4,961,162         5,483,893
 Advance deposits ........................................................       2,088,586         2,323,505
 Federal, foreign and state income taxes .................................         582,582           706,241
 Accrued liabilities:
  Salaries and wages .....................................................       1,808,283         1,775,000
  Rentals ................................................................       5,549,167         5,030,767
  Interest ...............................................................         215,006            23,389
  Employee benefits ......................................................       1,408,491           566,973
  Other ..................................................................       1,172,343         1,006,608
                                                                              ------------      ------------
                                                                                10,153,290         8,402,737
                                                                              ------------      ------------
          Total current liabilities ......................................      21,515,205        17,921,499
Long-term debt ...........................................................      27,726,510        23,795,462
Deferred federal and state income taxes ..................................       2,494,352         2,282,002
Other non-current liabilities ............................................         936,446         1,525,511
Commitments and contingencies
Redeemable preferred stock, $25 par value, at redemption value ...........         293,917           293,917
Common stockholders' equity:
 Common stock:
  Class A, $.80 par value:
  Authorized--10,000,000 shares
  Issued--3,051,088 shares at stated value ...............................       3,488,382         3,488,382
 Retained earnings .......................................................      28,087,133        27,789,537
 Treasury shares--982,873 at cost ........................................      (8,125,559)       (8,125,559)
                                                                              ------------      ------------
   Total common stockholders' equity .....................................      23,449,956        23,152,360
                                                                              ------------      ------------
                                                                              $ 76,416,386      $ 68,970,751
                                                                              ============      ============

SONESTA INTERNATIONAL HOTELS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

For the three years ended December 31, 1997



                                   COMMON STOCK               TREASURY SHARES
                             ------------------------- ------------------------------
                                No. of                     No. of
                                shares       Amount        shares         Amount
                             ----------- ------------- ------------- ----------------
Balance January 1,
 1995 ...................... 3,051,088   $3,488,382       (975,807)  $(8,063,557)
Purchase of 4,044
 shares ....................        --           --         (4,044)      (33,797)
Cash dividends on
 common stock
 ($.30 per share) ..........        --           --             --            --
Cash dividends on
 preferred stock
 ($1.25 per share) .........        --           --             --            --
Net income .................        --           --             --            --
                             ---------   ----------       --------   -----------
Balance December 31,
 1995 ...................... 3,051,088    3,488,382       (979,851)   (8,097,354)
Purchase of 3,022
 shares ....................        --           --         (3,022)      (28,205)
Cash dividends on
 common stock
 ($.30 per share) ..........        --           --             --            --
Cash dividends on
 preferred stock
 ($1.25 per share) .........        --           --             --            --
Net income .................        --           --             --            --
                             ---------   ----------       --------   -----------
Balance December 31,
 1996 ...................... 3,051,088    3,488,382       (982,873)   (8,125,559)
Cash dividends on
 common stock
 ($.30 per share) ..........        --           --             --            --
Cash dividends on
 preferred stock
 ($1.25 per share) .........        --           --             --            --
Net income .................        --           --             --            --
                             ---------   ----------       --------   -----------
Balance December 31,
 1997 ...................... 3,051,088   $3,488,382       (982,873)  $(8,125,559)
                             =========   ==========       ========   ===========



                                                        TOTAL
                             -------------- ------------------------------
                                Retained     No. of shares   Stockholders'
                                earnings      outstanding       equity
                             -------------- --------------- --------------
Balance January 1,
 1995 ......................  $26,095,476      2,075,281     $21,520,301
Purchase of 4,044
 shares ....................           --         (4,044)        (33,797)
Cash dividends on
 common stock
 ($.30 per share) ..........     (621,978)            --        (621,978)
Cash dividends on
 preferred stock
 ($1.25 per share) .........      (13,371)            --         (13,371)
Net income .................    2,775,045             --       2,775,045
                              -----------      ---------     -----------
Balance December 31,
 1995 ......................   28,235,172      2,071,237      23,626,200
Purchase of 3,022
 shares ....................           --         (3,022)        (28,205)
Cash dividends on
 common stock
 ($.30 per share) ..........     (619,715)            --        (619,715)
Cash dividends on
 preferred stock
 ($1.25 per share) .........      (13,364)            --         (13,364)
Net income .................      187,444             --         187,444
                              -----------      ---------     -----------
Balance December 31,
 1996 ......................   27,789,537      2,068,215      23,152,360
Cash dividends on
 common stock
 ($.30 per share) ..........     (621,664)            --        (621,664)
Cash dividends on
 preferred stock
 ($1.25 per share) .........      (13,340)            --         (13,340)
Net income .................      932,600             --         932,600
                              -----------      ---------     -----------
Balance December 31,
 1997 ......................  $28,087,133      2,068,215     $23,449,956
                              ===========      =========     ===========

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

For the three years ended December 31, 1997

                                                                        1997              1996              1995
                                                                  ---------------   ---------------   ---------------
Cash provided (used) by operating activities
 Net income ...................................................    $     932,600     $    187,444      $  2,775,045
 Items not (providing) requiring cash
  Pension expense .............................................          338,667          210,164           201,464
  Depreciation and amortization ...............................        4,602,317        4,171,714         3,418,006
  Amortization of loan costs ..................................           81,315               --                --
  Deferred federal and state income taxes .....................          178,700          (16,215)       (1,663,589)
  Gain from casualty ..........................................               --         (254,082)         (817,246)
  Gain on sales of assets .....................................          (22,471)        (212,552)         (548,159)
  Other .......................................................         (188,674)              --            (3,377)
  Equity in net loss of hotels ................................               --           89,068           656,625

Changes in assets and liabilities
  Accounts and notes receivable ...............................         (428,035)      (1,249,954)         (270,385)
  Refundable income taxes .....................................               --               --           958,737
  Inventories .................................................           58,890         (195,414)           (2,464)
  Prepaid expenses ............................................          279,703         (544,628)         (137,965)
  Accounts payable ............................................         (523,331)       1,426,406          (115,248)
  Advance deposits ............................................         (234,919)       1,002,367            90,476
  Federal, foreign and state income taxes .....................         (123,659)         295,539           120,475
  Accrued liabilities .........................................          873,601         (450,217)        2,867,403
                                                                   -------------     ------------      ------------
   Cash provided by operating activities ......................        5,824,704        4,459,640         7,529,798

Cash provided (used) by investing activities
  Proceeds from sales of assets ...............................           34,400           64,822            26,630
  Proceeds from casualty insurance ............................               --           54,082           867,119
  Expenditures for property and equipment .....................       (7,115,089)      (7,755,680)       (6,421,400)
  Cash in escrow ..............................................       (1,880,000)              --                --
  Cash reimbursed from escrow .................................          840,000               --                --
  Investments in hotels .......................................               --         (102,434)       (1,349,986)
  Proceeds from sale of investment in hotel ...................               --        5,791,631                --
  New loans and advances ......................................       (2,403,293)        (727,220)          (75,000)
  Payments received on long-term receivables and advances .....          852,716        1,004,073         1,132,123
                                                                   -------------     ------------      ------------
   Cash used by investing activities ..........................       (9,671,266)      (1,670,726)       (5,820,514)

Cash provided (used) by financing activities
  Changes in notes payable ....................................               --         (562,060)         (437,940)
  Proceeds from issuance of long-term debt ....................       24,580,000               --                --
  Cost of financing ...........................................         (423,125)              --                --
  Payments on long-term debt ..................................      (17,732,247)      (1,168,111)         (801,332)
  Payments on capitalized lease obligations ...................          (54,348)         (73,930)          (99,443)
  Purchase of common and preferred stock ......................               --          (28,455)          (33,797)
  Cash dividends paid .........................................         (634,404)        (634,132)         (635,955)
                                                                   -------------     ------------      ------------
   Cash provided (used) by financing activities ...............        5,735,876       (2,466,688)       (2,008,467)
Net increase (decrease) in cash ...............................        1,889,314          322,226          (299,183)
Cash and cash equivalents at beginning of year ................        3,691,741        3,369,515         3,668,698
                                                                   -------------     ------------      ------------
Cash and cash equivalents at end of year ......................    $   5,581,055     $  3,691,741      $  3,369,515
                                                                   =============     ============      ============

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. Basis of Presentation and Significant Accounting Policies

Basis of Presentation:

      Sonesta International Hotels Corporation (the Company) is engaged in the operation of hotels in Boston (Cambridge), Massachusetts, New Orleans, Louisiana and Anguilla, British West Indies. The Anguilla hotel was purchased in November 1995, and opened in January 1996. The Company also operates, under management agreements, hotels in Bermuda; Curacao, Netherlands Antilles; Key Biscayne, Florida; New Orleans, Louisiana; and in Cairo, Sharm el Sheikh, Luxor, El Gouna and Port Said, Egypt. The Company also manages two Nile River cruise ships in Egypt. Sonesta has granted licenses, for which it receives fees, for the use of its name for two hotels on the island of Aruba and, until February 28, 1998, a hotel in Santiago, Chile.

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

Property and Equipment:

      Depreciation and amortization of items of property and equipment are computed generally on the straight-line method based on the following estimated useful lives:


Land and land improvements:
 Owned properties               50 years
 Leases                         Term of leases

Buildings:
 Owned properties               20 to 40 years
 Capital leases                 Initial lease periods

Furniture and equipment:
 Located in owned properties    5 to 10 years
 Located in leased properties   5 to 10 years or remaining
                                lease terms, including
                                option terms

Leasehold improvements          Remaining lease terms,
                                including option terms


Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of:

      The carrying values of long-lived assets, which include property and equipment and all intangibles, are evaluated periodically in relation to the operating performance and future undiscounted cash flows of the underlying assets. Adjustments are made if the sum of expected future net cash flows is less than book value if impairment indicators are present.

Income Taxes:

      The Company and its United States subsidiaries file a consolidated federal income tax return. Where appropriate, federal and foreign income taxes are provided on earnings of foreign subsidiaries that are intended to be remitted to the parent company.

Fair Value of Financial Instruments:

      The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The Company's financial instruments also include certain guarantees of indebtedness (see Note 8--Commitments and Contingencies). The Company believes that the carrying value of the financial instruments approximates their fair values. The Company has made this determination for its long-term debt due to the fact that a significant portion of the debt was refinanced in 1997, and the majority of the remaining debt has a variable interest rate that fluctuates with the LIBOR rate. With respect to long-term receivables and advances, which consist principally of amounts relating to Sonesta Beach Resort Key Biscayne, management has concluded that it is not practicable to estimate the fair value of these instruments due to the uncertainty of the amounts and timing of future cash flows. Management believes that the aggregate fair value exceeds the carrying value of these receivables. Detailed information concerning these receivables is included in
Note 4--Long-Term Receivables and Advances.

Impact of Recently Issued Accounting Standards:

      In 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 128, "Earnings Per Share" ("Statement 128"). Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. Earnings per share amounts for all periods have been presented to conform with Statement 128 requirements (see Note 7--Stockholders' Equity).

--------------------------------------------------------------------------------

      In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("Statement 130"). Statement 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. Statement 130 requests that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement. This statement is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. This statement will have no impact on the financial condition or results of operations of the Company, but may require certain changes in the Company's disclosure requirements.


      In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("Statement 131"). Statement 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. Statement 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. This statement is effective for fiscal years beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. This statement will have no impact on the financial condition or results of operations of the Company, but may require changes in the Company's disclosure requirements.


Use of Estimates:

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


Reclassification:

      Certain amounts in the 1995 and 1996 financial statements have been reclassified to conform to the 1997 presentation.


Statement of Cash Flows:

      Cash and cash equivalents consists of cash on hand and short-term, highly liquid investments with maturities of less than 91 days when acquired, which are readily convertible into cash.


      Cash paid for interest in 1997, 1996, and 1995 was approximately $2,670,000, $2,237,000 and $1,739,000, respectively. Cash paid for income taxes in 1997, 1996, and 1995 was approximately $623,000, $816,000 and $365,000, respectively.


      As discussed in Note 2, the Company assumed $6,490,000 of indebtedness in connection with the acquisition of a hotel property in Anguilla, B.W.I. in November 1995.


2. Operations

      The Sonesta St. George Hotel Luxor, Egypt, opened in October 1997. The 220 room full-service hotel is operated by the Company under a long-term management agreement, under which it will receive management fees based on revenues, and incentive fees based on operating profits, as defined in the agreement. The Company has loaned $250,000 to the owner of the hotel for working capital.


      During the first quarter of 1997, the Company loaned $1,000,000 to the owner of the Sonesta Hotel Cairo, Egypt, to partially finance improvements to the hotel which include additional rooms. The owner of the hotel also agreed to extend the management agreement until May 2012. The original agreement was to expire in 2002, and the owner had the right to convert the agreement to a license agreement as of 1997, which would have substantially reduced the Company's management fee income.


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


      On November 28, 1995, a wholly-owned subsidiary of the Company purchased the Casablanca Resort in Anguilla, British West Indies. The 100-room resort suffered extensive damage from Hurricane Luis in September 1995, and the Seller remained obligated following the sale to restore all damage done to the property. The hotel reopened as the Sonesta Beach Resort Anguilla in January 1996. The purchase price for the assets and personal property was approximately $10,050,000, including transfer taxes and expenses of $450,000, and an estimate of $400,000 for credits the Company is entitled to for certain expenses related to the hotel property and operations until March 1, 1996. The resort is situated on 49 acres of land leased from the Government of Anguilla; there are 93 years remaining in the lease term. The purchase was financed in part by the assumption of an existing mortgage loan of $4,990,000 (see Note 6--Long-Term Debt). The Seller provided

--------------------------------------------------------------------------------

$1,500,000 in loans, of which $1,000,000 is payable in November 1998 (see Note 6--Long-Term Debt), and $500,000 was paid in March 1996. The remaining portion of the purchase price, approximately $3,560,000, was paid in cash. The actual amount for credits for expenses from the Seller mentioned above was $468,000, and is included in Accounts receivable--other at December 31,1997. In March 1996, the Company received an assignment of certain expected insurance proceeds from the Seller to satisfy this receivable. In the event such insurance proceeds prove insufficient to pay this receivable, the Company has the right to deduct any remaining amount from the Seller's loan which is due in November 1998 (see
Note 6--Long-Term Debt). As part of the purchase of the resort, the Company also acquired the rights to the insurance claim for business interruption proceeds as of March 1, 1996. The insurance carrier has not recognized the claim that has been submitted by the Company. Included in Gain from casualty at December 31, 1996 is income of $200,000 which the Company is entitled to under the Purchase and Sale Agreement in the event there is no recovery on its insurance claim. As permitted by the agreements with the Seller, the Company has reduced the $1,000,000 loan from the Seller by this amount (see Note 6--Long-Term Debt). The Company is contesting the rejection of the claim by the insurance company. No other amounts which may be recoverable have been reflected in the Financial Statements. In 1996 the Company entered into a 50-year lease agreement for two acres of beachfront land adjacent to the resort. The Company paid $435,000 for the right to use this land, which amount is included in Land and land improvements, and is being amortized over the lease term.


      The Sonesta Beach Resort in Key Biscayne, Florida is operated by the Company under a long-term management agreement. The hotel suffered extensive damage from Hurricane Andrew in August 1992. After repairs were completed, the hotel reopened in October 1993. During 1993 and 1994, the Company loaned approximately $5,475,000 to the owner of the resort (see Note 4--Long-Term Receivables). Of these loans, a total of approximately $2,791,000 was spent on building improvements and certain furniture, fixtures and equipment for the hotel. The balance of $2,684,000 enabled the owner to meet all of its obligations related to the hotel, including the cost of reconstruction and reopening . In addition to the above loans, the Company has outstanding notes receivable from the owner of the hotel related to the sale of the property by the Company in 1984 (see also Note 4--Long-Term Receivables). At December 31, 1997, the Company's receivable from the Key Biscayne property aggregated $11,560,000. Included in these receivables is a second mortgage loan of $7,306,000, which was due on December 31, 1997, but was not paid. The hotel's owner and the Company have been in amicable discussions regarding the transfer of ownership of the hotel to an entity controlled by the Company in exchange for a release of the owner's obligations to the Company. In case these negotiations are not successful, the Company retains the right to foreclose on its second mortgage.

      In December 1994, Company subsidiaries entered into agreements to acquire a 50% interest in a partnership to develop a 320-room beach resort and casino in Guanacaste, Costa Rica. The Company has advanced $563,000, to acquire the hotel site and for other project-related expenses. As permitted under the partnership agreements, in March 1997 the Company notified its partner that it did not intend to proceed with the project. The Company has foreclosed on a mortgage it held on the hotel site as security for its advances. The land it acquired as a result of the foreclosure is included in Other long-term assets at a value of $450,000, pending the expected sale of the property. The remaining portion of the receivable is included in Long-term receivables and advances.

      In April 1995 the Company opened the Chateau Sonesta Hotel in New Orleans, Louisiana. The 243-room full-service hotel is located adjacent to the French Quarter. The Company operates this hotel under a long-term management agreement, and receives management and marketing fees based on revenues, and incentive fees based on cash flow.

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

      A gain on sale of assets of $175,000 in 1996 resulted from a reduction of accrued costs related to a prior year sale of certain assets in Cambridge, Massachusetts. In the first quarter of 1995, the Company recognized a gain on sale of assets of $535,000. This was the result of a settlement, for amounts less than previously recorded, of liabilities related to the sale of the Company's Amsterdam Sonesta Hotel in 1991. In 1994, the Company settled a dispute related to foreign taxes on the same transaction, which resulted in refundable federal income taxes of $959,000. The Company received payment for this in March 1995, together with interest.

      Gross revenues for hotels operated by the Company under management contracts, by geographic area, are summarized below:


                             (in thousands)
                              (unaudited)
                  ------------------------------------
                     1997         1996         1995
                  ----------   ----------   ----------
United States     $ 35,970     $ 33,284     $27,850
Caribbean           43,554       42,925      39,266
Egypt               31,985       30,992      26,366
                  --------     --------     -------
                  $111,509     $107,201     $93,482
                  ========     ========     =======

--------------------------------------------------------------------------------

      Costs and operating expenses for owned and leased hotels are summarized below:


                                       (in thousands)
                              ---------------------------------
                                 1997        1996        1995
                              ---------   ---------   ---------
Direct departmental costs:
 Rooms                        $ 9,691     $ 8,928     $ 8,077
 Food and beverage             13,244      12,332      10,651
 Heat, light and power          2,392       2,315       1,692
 Other                          2,708       2,785       2,589
                              -------     -------     -------
                              $28,035     $26,360     $23,009
                              =======     =======     =======


      Direct departmental costs include payroll expense and related payroll burden, the cost of food and beverage consumed and other departmental costs.


      Segment data by geographic area of the Company's revenues, operating income and identifiable assets follows:


                             (in thousands)

                                Revenues
                  -----------------------------------
                     1997         1996         1995
                  ----------   ----------   ---------
United States      $60,615     $56,597      $53,129
Other                7,853       5,993        2,711
                   -------     --------     -------
Consolidated       $68,468     $62,590      $55,840
                   =======     ========     =======

                             Operating Income
                  -----------------------------------
                    1997         1996         1995
                  --------     --------     -------
United States      $ 3,571     $ 3,452      $ 2,089
Other                 (222)     (1,684)         570
                  --------     --------     -------
Consolidated       $ 3,349     $ 1,768      $ 2,659
                  ========     ========     =======

                            Identifiable Assets
                  -----------------------------------
                     1997        1996         1995
                   --------    --------     -------
United States      $54,185     $50,501      $53,109
Caribbean           15,554      14,303       11,631
Other                  725         619        1,130
Corporate            5,952       3,548        3,370
                  --------     --------     -------
Consolidated       $76,416     $68,971      $69,240
                  ========     ========     =======


3. Investments in Hotels

      Included in the consolidated balance sheets of the Company are the following investments, at equity:


                                          (in thousands)
                                  ------------------------------
                                   December 31,     December 31,
                                       1997             1996
                                  --------------   -------------
Guanacaste hotel project,
  Costa Rica                           $ --             $563
Sonesta Beach Resort & Casino,
  Curacao, N.A.                          --               --
                                       ----             ----
                                       $ --             $563
                                       ====             ====


      In December 1994, Company subsidiaries entered into agreements to acquire a 50% interest in a partnership to develop a 320-room beach resort and casino in Guanacaste, Costa Rica. The Company advanced $563,000 to the project. As permitted under the partnership agreements, in March 1997 the Company notified its partner that it did not intend to proceed with the project (see Note 2--Operations).


      In May 1994 the Company acquired a 22% equity interest in the Sonesta Beach Resort & Casino, Curacao for a payment of $2,000,000. Included in the Company's statements of operations for 1996 and 1995 is equity in net loss of $706,090 and $656,625, respectively, which represents the Company's share of the losses for these years. The Company is not required to fund its share of the losses in excess of its $2,000,000 investment, so losses have only been recorded up to an amount which brought the recorded investment to zero. The following tables present summarized financial information of the hotel for 1997, 1996 and 1995:


                                  (in thousands)
                     -------------------------------------------
                       Year Ended     Year Ended     Year Ended
                      December 31,   December 31,   December 31,
Statements of             1997           1996           1995
Operations           -------------- -------------- -------------
Revenues                 $17,224        $17,552       $18,563
Costs and expenses        21,737         21,623        21,772
                         -------        -------       -------
Net loss                 $ 4,513        $ 4,071       $ 3,209
                         =======        =======       =======




                                      (in thousands)
                        -------------------------------------------
                         December 31,   December 31,   December 31,
                             1997           1996           1995
Balance Sheets          -------------- -------------- -------------
Current assets            $   2,467       $  3,394      $  3,200
Non-current assets           32,737         35,957        39,041
                          ---------       --------      --------
                          $  35,204       $ 39,351      $ 42,241
                          =========       ========      ========
Current liabilities       $   5,451       $ 13,615      $  6,146
Long-term liabilities        43,682         35,152        41,440
Shareholders capital
  deficiency                (13,929)        (9,416)       (5,345)
                          ---------       --------      --------
                          $  35,204       $ 39,351      $ 42,241
                          =========       ========      ========


      Included in the hotel's costs and expenses is depreciation expense of approximately $3,716,000, $3,700,000, and $3,578,000 for 1997, 1996 and 1995,
respectively.


4. Long-Term Receivables and Advances


                                               (in thousands)
                                       ------------------------------
                                        December 31,     December 31,
                                            1997             1996
                                       --------------   -------------
The Sonesta Beach Resort,
  Key Biscayne, Florida:
  Second mortgage receivable,
   14-1/2% interest (of which
   11% is payable quarterly and
   3-1/2% deferred until
   maturity)
   due 12/31/97 (a)                    $ 5,000          $ 5,000
 Deferred interest receivable (a)        2,306            2,306
 $6,500,000 fourth mortgage
   receivable, 10% simple
   interest due 12/31/04, net of
   $5,500,000 reserve (a)                1,000            1,000
 Loans to owner (b)                      3,254            4,007
                                       -------          -------
Total Key Biscayne receivables          11,560           12,313
Sharm El Sheikh (c)                         --               10
Sharm El Sheikh (d)                      1,000              500
Cairo, Egypt, net of discount (e)          851               --
Other                                    1,268              781
                                       -------          -------
 Total long-term receivables            14,679           13,604
 Less: current portion                     383               37
                                       -------          -------
 Net long-term receivables             $14,296          $13,567
                                       =======          =======

--------------------------------------------------------------------------------

(a) The Company's mortgage notes receivable are subordinate to a first mortgage of $22,431,000 at December 31, 1997. The maturity date of the first mortgage loan is October 1, 2000. The Company has not recorded as income the deferred portion of interest on the second mortgage since July 1, 1992. The Company's total receivable recorded at December 31, 1997 from Sonesta Beach Resort Key Biscayne was $11,560,000 (see also (b) below). Of these receivables, an amount of $7,306,000 was due on December 31, 1997 (see Note 2--Operations). The Company believes that the value of the hotel exceeds the amount of the first mortgage and the Company's total receivable recorded at December 31, 1997. Management bases this belief on its evaluation of sales of comparable hotel properties in the recent past, and the cash flow generated by the resort.


(b) Under five separate agreements, a subsidiary of the Company loaned $5,475,000 to the resort's owner during 1993 and 1994. These loans earn interest at rates ranging from the prime rate (81/2% at December 31, 1997) to 141/2%. Of these loans, an amount of $2,684,000, and interest thereon, is secured by second and third mortgages on the hotel property. Principal and interest are payable out of hotel cash flow remaining after payment of first and second mortgage loan interest, and a payment to the resort's owner equal to 3/4 of 1% of revenues of the resort. These loans are also subject of the negotiations between the Company and the hotel's owner (see Note 2--Operations).


(c) A subsidiary of the Company loaned $800,000 to the owner of the Sonesta Beach Resort, Sharm El Sheikh which opened in May 1994. The principal balance of this loan has been repaid in full.


(d) The Company has agreed to loan $1,500,000 to the owner of the Sonesta Beach Resort, Sharm El Sheikh, to finance certain improvements to the resort, including construction of 160 additional guestrooms, conference and other hotel facilities. The loan bears interest at the prime rate (81/2% at December 31, 1997) with repayment in eight annual installments of $187,500, together with interest, commencing January 1, 1998. At December 31, 1997, the Company has advanced $1,000,000, and the remaining $500,000 will be advanced once the improvements are substantially completed.


(e) This loan, made in February 1997 to the owner of the Sonesta Hotel Cairo, will be repaid with two payments of $330,000 each on March 1, 1998 and 1999, and a final payment of $340,000 on March 1, 2000. There is no interest due during the term of the loan (see also Note 2--Operations).


      In connection with its Key Biscayne notes receivable, the Company recorded interest income of $550,000, $1,100,000 and $550,000 in 1997, 1996 and 1995,
respectively. Cash payments received were $1,303,000, $1,565,000, and $1,003,000, respectively.

5. Borrowing Arrangements

      The Company has a $2,000,000 line of credit which expires on September 30, 1998. This line of credit bears interest at the prime rate (81/2% at December 31, 1997). The terms of the line require a certain minimum net worth, a minimum amount of unrestricted cash or available credit lines during part of each calendar year, and approval for additional borrowings by the Company. No amount was outstanding under this line at December 31, 1997.

      A subsidiary of the Company has a $5,000,000 line of credit which expires on December 31, 2000. The terms of the loan require certain minimum levels of earnings and net worth, limit cash dividends and purchases of the Company's stock, and specify a maximum defined debt to net worth ratio. The loan is secured by the Company's leasehold interest in the Royal Sonesta Hotel, New Orleans, and by a Company guaranty. The interest rate is prime less one-eighth percent, and the commitment fee on the unused portion of the line is .65% per annum. No amount was outstanding under this line at December 31, 1997.

      A foreign subsidiary had an operating line of credit of $500,000, which the Company cancelled in 1997.

      There were no short-term borrowings during 1997. During 1996 and 1995 average short-term borrowings were approximately $875,000 and $240,000 at average interest rates of 8.3% and 8.8%, respectively. The maximum amounts of short-term borrowings outstanding during 1996 and 1995 were $4,640,000 and $2,110,000, respectively.

6. Long-Term Debt


                                                (in thousands)
                                            -----------------------
                                               1997         1996
                                            ----------   ----------
Charterhouse of Cambridge Trust and
  Sonesta of Massachusetts Inc.:
 First mortgage note (a)                    $22,416      $17,068
Sonesta Hotels of Anguilla, Ltd:
 First mortgage note (b)                      6,190        4,690
 Note from Seller (c)                           800          800
Sonesta Curacao Hotel Corporation, N.V.:
 Bank term loan (d)                           2,000        2,000
Other                                            --          188
                                            -------      -------
                                             31,406       24,746
Less current portion of long-term debt        3,679          951
                                            -------      -------
Total long-term debt                        $27,727      $23,795
                                            =======      =======


(a) The mortgage loan on the Royal Sonesta Hotel Boston (Cambridge) was refinanced in January 1997. The new loan is secured by a first mortgage on the Royal Sonesta Hotel Boston (Cambridge) property. This property is included in fixed assets at a net book value of approximately $23,032,000 at December 31, 1997. The interest rate on the new loan is 8.86% for the term of the loan, and monthly payments for interest and principal are $203,802. The mortgage loan matures in December 2003, and no prepayments are allowed during the first three years of the loan. The previous loan had a floating

--------------------------------------------------------------------------------

    interest rate equal to LIBOR plus two percentage points, and required monthly principal payments of $66,777.

(b) The loan is secured by a first mortgage on the Sonesta Beach Resort Anguilla property, and an assignment to the lender of the hotel's furniture, fixtures and equipment. The property is included in fixed assets at a book value of $13,885,000 at December 31, 1997. In addition, an amount of $1,900,000 is secured by a Company guaranty. The loan was increased by $1,700,000 in March 1997 to partially finance improvements to the resort made during the winter of 1996/97. Principal payments of $500,000 for 1997 and 1998 were deferred, after the Company in August 1997 agreed to cancel a line of credit it had with the same lender (see Note 5-- Borrowing Arrangements). The loan requires minimum principal payments of $400,000, $725,000, $3,965,000, and $1,100,000 in the years 1998, 1999, 2000 and 2001, respectively. In addition, principal payments are required equal to 25% of the hotel's annual excess cash flow, as defined. The interest rate on the loan is LIBOR plus 21/4 percentage points. The interest rate at December 31, 1997 was 8%.

(c) This loan from the Seller of the Sonesta Beach Resort Anguilla is for a three year period ending November 28, 1998. The interest rate is 8% per annum. The Company has reduced this loan by $200,000 to which it is entitled under the agreements with the Seller, and has further rights to offset certain receivables from the Seller from this loan (see Note 2--Operations).

(d) This loan matures June 30, 1998. No principal payments are required during the term. The interest rate was 9 3/4% at December 31, 1997, and is subject to periodic review by the bank. This loan may be prepaid on 60 days notice. The loan is secured by a Company guaranty, and by an assignment of the right to receive fees under the management agreement for the Sonesta Beach Resort & Casino, Curacao.

      Aggregate principal payments for the next five years subsequent to December 31, 1997, are as follows:


Year             (in thousands)
--------------   ---------------
  1998               $ 3,679
  1999                 1,248
  2000                 4,536
  2001                 1,724
  2002                   681
  Thereafter          19,538


7. Stockholders' Equity

Basic Earnings per Share

      The following table sets forth the computation of basic earnings per share. As the Company has no dilutive securities, there is no difference between basic and diluted earnings per share of common stock:


                                  1997          1996          1995
                             ------------- ------------- -------------
Numerator:
 Net income                   $  932,600    $  187,444    $2,775,045
 Preferred stock dividends       (13,340)      (13,364)      (13,371)
                              ----------    ----------    ----------
Numerator for earnings per
  share                       $  919,260    $  174,080    $2,761,674
                              ==========    ==========    ==========
Denominator:
 Weighted number
 of shares outstanding         2,068,215     2,070,057     2,072,933
                              ==========    ==========    ==========
Earnings per share
 of common stock              $     0.44    $     0.09    $     1.33
                              ==========    ==========    ==========


Preferred Stock

      The 5% cumulative preferred stock is subject to redemption at $27.50 per share plus accrued dividends to the date of redemption. At December 31, 1997 and 1996, 395,535 shares were authorized, and 10,672 shares were outstanding. Preferred stock sinking fund requirements to December 31, 1997 have been satisfied by the exchange in prior years of common stock for preferred stock and by the purchase and retirement of preferred stock. No dividends on common stock may be declared or paid and no common stock may be purchased or redeemed, unless preferred stock sinking fund requirements are met.

8. Commitments and Contingencies

      A subsidiary of the Company purchased the Sonesta Beach Resort Anguilla in November 1995 (see Note 2--Operations). The hotel is located on 49 acres of land leased from the Government of Anguilla. There are 93 years remaining on the lease. In 1996, the same subsidiary of the Company entered into a 50 year lease for an additional two acres of beachfront land adjacent to the Anguilla hotel site. The Company operates the Royal Sonesta Hotel, New Orleans, Louisiana, under a lease. In September 1994 the Company exercised its first of three 10-year options to extend the lease. The lease requires payment of a percentage rent based on net profits, as defined. The Company leases space for its executive offices in Boston, Massachusetts, which lease will expire in 2004. The Company provides for rent expense on a straight line basis over the term of the lease. The Company is also committed, under various leases, for certain other property, equipment and real estate.

      Minimum fixed rentals, principally on real estate, payable subsequent to December 31, 1997 (exclusive of real estate taxes, insurance and other occupancy costs) are as follows:


                          (in thousands)
               ------------------------------------
                Operating Leases     Capital Leases
               ------------------   ---------------
Period
1998                 $   917              $ 54
1999                     889                --
2000                     795                --
2001                     755                --
2002                     759                --
Thereafter            11,550                --
                     -------              ----
                     $15,665                54
                     =======

Less interest amounts at various             4
rates                                     ----

Present value of minimum fixed              50
rentals

Less current portion                        50
                                          ----
Total long-term capitalized lease         $ --
obligation                                ====

--------------------------------------------------------------------------------

      Rentals charged to operations are as follows:


                                (in thousands)
                        -------------------------------
                          1997       1996        1995
                        --------   --------   ---------
Real Estate:
 Fixed rentals          $  935     $  813     $  814
 Percentage rentals
  based on defined
  operating profits      5,544      5,031      5,269
Other rentals               20         38         25
                        ------     ------     ------
                        $6,499     $5,882     $6,108
                        ======     ======     ======


      The Company manages the Chateau Sonesta Hotel in New Orleans under a long-term management agreement. The hotel opened in April 1995. The Company guarantees debt service payments of approximately $1,500,000 per year on the hotel's first mortgage in the original amount of $12,600,000 for a period of 5 years following the opening of the hotel. In 1997, the Company guaranteed additional debt service payments of up to a total of $285,000 on an additional hotel loan of $1,300,000. The proceeds from this loan, together with a loan of $500,000 that the Company made to the hotel, were used to expand and improve the hotel. If advances are made under these guarantees, they will be secured by a mortgage. No advances were required under these guarantees to date.


      The Company is committed to loan $1,500,000 to the owner of the Sonesta Beach Resort, Sharm El Sheikh, of which $1,000,000 was advanced at December 31, 1997 (see Note 4--Long-Term Receivables and Advances).


      The owner of the Sonesta Beach Resort Bermuda, which the Company operates under a management agreement, has the right to terminate the agreement upon a sale of the property. The Company is entitled to a $2,000,000 termination fee in the event the owner sells the hotel.


      The Company entered into agreements during 1997 to operate a hotel in Miami Beach, Florida. The hotel is expected to open in late 1999 or 2000. The Company is committed to loan up to $4,150,000 to the owner of the hotel. This loan will be funded once the hotel is substantially completed.


      The Company operates the Sonesta Beach Resort & Casino Curacao under a management agreement. The owner of the hotel has the right to terminate the agreement if the hotel does not achieve certain levels of operating income. For 1997, the hotel did not achieve the stipulated level of income. In the event the owner exercises its right to terminate the agreement, the Company is entitled to receive back its $2,000,000 investment in the hotel (see Note 3--Investments in Hotels).


      The Company has incentive compensation plans under which hotel profit bases, as established annually, must be achieved before any incentive compensation may be earned. The incentive compensation charged to operations was $1,047,700 in 1997, $928,700 in 1996 and $998,400 in 1995.

9. Pension and Benefit Plans


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


      The Company's pension cost for the Plan was computed as follows:


                                                (in thousands)
                                       ---------------------------------
                                          1997        1996        1995
                                       ---------   ---------   ---------
Service cost                           $616        $606        $484
Interest cost                           929         936         903
Return on plan assets                  (947)       (920)       (856)
Amortization of:
 Unrecognized net transition asset      (88)        (88)        (88)
 Unrecognized prior service cost         65          65          65
 Unrecognized net loss                   53         172          55
                                       ----        ----        ----
                                       $628        $771        $563
                                       ====        ====        ====


      The following table sets forth the funded status of the Plan at December 31, 1997 and 1996:


                                                 (in thousands)
                                             ----------------------
                                                1997         1996
                                             ----------   ---------
Actuarial present value of accumulated
  benefit obligation:
 Vested                                      $10,314      $9,007
 Nonvested                                      197          214
                                             -------      ------
Accumulated benefit obligation               10,511        9,221
Effect of assumed increase in
 compensation levels                          3,698        3,096
                                             -------      ------
Projected benefit obligation                 14,209       12,317
Market value of Plan assets                  13,917       11,685
                                             -------      ------
Projected benefit obligation in excess of
  Plan assets                                   292          632
Unrecognized net gain                         1,295          592
Unrecognized prior service cost                (721)        (785)
Unrecognized net transition asset               705          793
                                             -------      ------
Accrued pension liability                    $1,571       $1,232
                                             =======      ======


      The Plan's assets include equity and fixed income securities, short-term investments and cash.


      Assumptions used to develop the pension costs were:


                                               1997        1996        1995
                                            ---------   ---------   ---------
Assumed discount rate                          7.0%       7.25%        7.0%
Assumed rate of compensation increases          4.0%        4.0%        4.0%
Expected weighted average rate of return
  on Plan assets                                8.5%        8.5%        8.5%


Savings Plan

      The Company has an employee savings plan (the Savings Plan) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating U.S. employees may defer a portion of their pre-tax earnings up to the Internal Revenue Service annual contribution limit. All U.S. employ-

--------------------------------------------------------------------------------

ees of the Company are eligible to participate in the Savings Plan. Participating employees may choose to invest their contributions in each one of seven mutual funds, which include equity funds, balanced funds and a money market fund. The Savings Plan does not provide for contributions by the Company.

10. Legal Proceedings

      A wholly-owned subsidiary of the Company, Sonesta Hotels of Anguilla Limited ("SHAL"), and two executive officers of the Company were named as defendants in a lawsuit filed in October 1997, in Anguilla, B.W.I., by the former owner of a resort hotel which the subsidiary purchased in November 1995, and the principals of that entity. The Statement of Claim in this lawsuit, which was substantially amended in January 1998, alleges, inter alia, that the defendants have not complied with certain "implied terms" of the agreements between them and with the terms of an alleged oral agreement. The plaintiffs in this action are seeking relief from their contractual obligations, entitlement to certain financial benefits, and certain equitable relief. In late February 1998 defendants filed a "Defense and Counterclaim" to plaintiffs' "Amended Statement of Claim". The parties have engaged in settlement discussions which to date have not been fruitful. In the absence of a settlement SHAL expects to vigorously defend against this action, and to vigorously prosecute its counterclaims, and expects a favorable outcome.


      The Company is from time to time subject to routine litigation incidental to its business, and generally covered by insurance. The Company believes that the results of such litigation will not have a materially adverse effect on the Company's financial condition.

11. Income taxes

     The table below allocates the Company's income tax expense (benefit) based upon the source of income:



                                                                                       (in thousands)
                                                                    1997                  1996                    1995
                                                            -------------------- ----------------------- -----------------------
                                                             Domestic   Foreign   Domestic     Foreign    Domestic     Foreign
                                                            ---------- --------- ---------- ------------ ---------- ------------
Income (loss) before income taxes                             $2,252    $ (642)    $4,174     $ (2,853)    $2,100     $    456
                                                              ======    ======     ======     ========     ======     ========
Federal, foreign and state income tax provision (benefit):
 Current federal income tax (benefit)                         $  470    $ (230)    $1,128     $   (440)    $  970     $   (873)
 State and foreign taxes, principally current                    172        86        285          178        187        1,230
 Deferred federal income tax (benefit)                           260       (81)       228         (245)       121       (1,854)
                                                              ------    ------     ------     --------     ------     --------
                                                              $  902    $ (225)    $1,641     $   (507)    $1,278     $ (1,497)
                                                              ======    ======     ======     ========     ======     ========

     A reconciliation of net tax expense (benefit) applicable to income before provision for income taxes at the statutory rate follows:



                                                                                          (in thousands)
                                                                                 --------------------------------
                                                                                  1997       1996         1995
                                                                                 ------   ---------   -----------
Expected provision for taxes at statutory rate                                    $547     $  449      $    869
State income taxes, net of federal benefit                                         113        188           123
Tax on foreign losses, not deductible for federal income taxes                      --        459            --
Reversal of deferred taxes on foreign earnings permanently invested overseas        --         --        (1,629)
Other                                                                               17         38           418
                                                                                  ----     ------      --------
                                                                                  $677     $1,134      $   (219)
                                                                                  ====     ======      ========

     Deferred tax benefits result from temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes. The source of these differences and their tax effects are as follows:



                                                                                         (in thousands)
                                                                              -------------------------------------
                                                                                1997        1996          1995
                                                                              --------   ---------   --------------
Reversal of deferred taxes on unremitted foreign earnings, now permanently
 invested overseas                                                             $  --      $   --        $(1,629)
Losses from foreign subsidiary, not reported for tax purposes                     --        (240)          (223)
Tax depreciation more than book depreciation                                      26         107            333
Pension contribution more (less) than pension expense                            174        (164)            (1)
Other temporary differences                                                      (22)        281           (144)
                                                                               -----      ------        ---------
                                                                               $ 178      $  (16)       $(1,664)
                                                                               =====      ======        =========

--------------------------------------------------------------------------------

     Temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities that give rise to significant portions of deferred income taxes at December 31, 1997 and 1996 relate to the following:




                                                                                 (in thousands)
                                                                              ---------------------
                                                                                 1997        1996
                                                                              ---------   ---------
Current deferred tax asset
 Expenses accrued but deferred for tax purposes                                $  351      $  317
                                                                               ------      ------
Current deferred tax asset                                                     $  351      $  317
                                                                               ======      ======
Long-term deferred tax liabilities (assets)
 Depreciation book tax difference                                              $3,524      $3,498
 Pension expense in excess of contributions                                      (146)       (320)
 Expenses accrued but deferred for tax purposes                                  (162)       (172)
 Losses from foreign subsidiary, not currently deductible                        (680)       (680)
 State tax benefits of $590,000 ($570,000 in 1996) from net operating loss carry-forwards, net of
  valuation allowances                                                             --          --
 Other                                                                            (42)        (44)
                                                                               ------      ------
Deferred tax liability                                                         $2,494      $2,282
                                                                               ======      ======

     At December 31, 1997 and 1996, the Company had state net operating loss carry-forwards of approximately $6,500,000 and $6,000,000, respectively, for income tax purposes. Of the total carry-forwards available at December 31, 1997, approximately $1,000,000, $400,000, $1,800,000 and $2,100,000 expire in the years 1999 through 2002, respectively. For financial reporting purposes valuation allowances of $590,000 and $570,000 have been recognized at December 31, 1997 and 1996, respectively, to offset the deferred tax assets related to those carry-forwards.

     Unremitted foreign earnings on which no deferred taxes have been provided approximated $900,000 and $3,600,000 at December 31, 1997 and 1996,
respectively. Deferred taxes of approximately $306,000 and $1,224,000 would have been provided for 1997 and 1996, respectively, had the earnings not been permanently invested overseas.

SONESTA INTERNATIONAL HOTELS CORPORATION

Executive Offices, John Hancock Tower, 200 Clarendon Street
Boston, Massachusetts 02116 (617) 421-5400 Fax 421-5402


------------------------------------------------------------------------------------------------------------------------
SONESTA DIRECTORS

George S. Abrams(2)                    Paul Sonnabend(1)                          Roger P. Sonnabend(1)
Winer & Abrams                         Chairman of the Executive                  Chairman of the Board and
Attorneys at Law                       Committee and Chief Financial              Chief Executive Officer,
                                       Officer, Sonesta International             Sonesta International
                                       Hotels Corporation                         Hotels Corporation
Vernon R. Alden(2)(3)
Director and Trustee of
Several Organizations                  Peter J. Sonnabend                         Stephen Sonnabend
                                       Vice Chairman, General Counsel             Senior Vice President,
                                       & Secretary, Sonesta                       Sonesta International
Joseph L. Bower(1)(2)(3)               International Hotels Corporation           Hotels Corporation
Professor, Harvard
Business School
                                       Stephanie Sonnabend                        Jean C. Tempel(3)
                                       President, Sonesta International           Special Limited Partner, TL Ventures
Lawrence M. Levinson(1)(2)(3)          Hotels Corporation
Partner, Burns & Levinson
Attorneys at Law


(1)Member Executive Committee          (2)Member Audit Committee                  (3)Member Compensation Committee

-----------------------------------------------------------------------------------------------------------------------

SONESTA OFFICERS

Roger P. Sonnabend                     Christopher Baum                           Jacqueline Sonnabend
Chairman of the Board                  Vice President-                            Executive Vice President
and Chief Executive Officer            Sales & Marketing
                                                                                  Peter J. Sonnabend
                                       Michael Levie                              Vice Chairman,
Stephanie Sonnabend                    Vice President-Egypt                       General Counsel and Secretary
President

                                       Felix Madera                               Hans U. Wandfluh
Paul Sonnabend                         Vice President-International               Vice President
Chairman of the Executive Committee
and Chief Financial Officer            Boy A. J. van Riel                         David Rakouskas
                                       Vice President and Treasurer               Assistant Secretary
Stephen Sonnabend                                                                 and Corporate Controller
Senior Vice President                  Mary Jane Rosa
                                       Vice President-Design

------------------------------------------------------------------------------------------------------------------------
SONESTA HOTELS AND OTHER OPERATIONS

Royal Sonesta Hotel                    Sonesta Sasson Resort Hotel &              Sonesta St. George Hotel,
Boston (Cambridge),                    Condominiums                               Luxor, Egypt(2)
Massachusetts(1)                       Miami Beach, Florida(2)
                                       (Opening 1999/2000)                        Sonesta Beach Resort
Royal Sonesta Hotel                                                               Nuweiba, Egypt(2)
New Orleans, Louisiana(1)                                                         (Opening 1999)
                                       Sonesta Beach Resort
                                       Sharm el Sheikh, Egypt(2)
Sonesta Beach Resort                                                              Sonesta Taba Resort & Casino
Anguilla, B.W.I.(1)                    Sonesta Hotel                              Taba, Egypt(2)
                                       Cairo, Egypt(2)                            (Opening Fall 1999)

Chateau Sonesta Hotel                  Sonesta Hotel                              Sonesta Beach Plaza Hotel
New Orleans, Louisiana(2)              Port Said, Egypt(2)                        Manama, Bahrain(2)
                                                                                  (Opening 1998)
Sonesta Beach Resort                   Sonesta Paradisio Hotel
Southampton, Bermuda(2)                El Gouna, Egypt(2)                         Aruba Sonesta Resort & Casino
                                                                                  Oranjestad, Aruba(3)
Sonesta Beach Resort & Casino          Sonesta Nile Goddess Cruise Ship
Curacao, Netherlands Antilles(2)       Cairo, Egypt(2)                            Aruba Sonesta Suites & Casino
                                                                                  Oranjestad, Aruba(3)
Sonesta Beach Resort                   Sonesta Sun Goddess Cruise Ship
Key Biscayne, Florida(2)               Cairo, Egypt(2)

(1)Owned or Leased                     (2)Operated under Management Agreement     (3)Licensed

For reservations, call toll free 800-SONESTA (800-766-3782)

------------------------------------------------------------------------------------------------------------------------

INDEPENDENT AUDITORS
Ernst & Young LLP, 60 State Street, Boston, Massachusetts 02109

TRANSFER AGENT AND REGISTRAR
Mellon Securities Trust Company, 111 Founders Plaza, Suite 1100, East Hartford, Connecticut 06108