Form 10-K, Exhibit 13
period 1998-12-31
SONESTA INTERNATIONAL HOTELS CORP
filed 1999-03-30
CIK 91741

[cover]


[logo] Sonesta International
       Hotels Corporation

1998 Annual Report


[photo of tiled walls]

This is what you came to find.

REPORT TO SHAREHOLDERS
--------------------------------------------------------------------------------

      In 1998, Sonesta Hotels and Resorts performed well, especially in the United States. A highlight for our Company was the reacquisition of Sonesta Beach Resort Key Biscayne on July 1. Total revenues increased to over $82 million, and operating income increased more than $2.2 million to over $5.5 million, for the year.

      After completing the purchase of Sonesta Beach Resort Key Biscayne, a hotel that Sonesta has operated since its opening in 1969, we embarked on a major renovation program including a redesign of the pool area and upgrading all guestrooms. Disruption from the pool renovation and the threat of Hurricane Georges resulted in flat revenues and a slight decline in profits during the whole year of 1998.

      Royal Sonesta Hotel Boston (Cambridge) increased revenues by over $2 million in 1998, due mostly to an 11% increase in the hotel's average room rate, and a 9% increase in food and beverage revenues. Operating income improved by $1 million. Two hundred guestrooms have been totally renovated and we anticipate completing the remaining two hundred by the end of the first quarter of 2000. We have also upgraded our function space which is extremely popular for meetings and social functions.

      Royal Sonesta Hotel New Orleans had another very strong year, increasing revenue by over $1.6 million, due to a 4% increase in average room rate. The hotel continues to be among the price and occupancy leaders in the City.

      Chateau Sonesta Hotel New Orleans also had a strong year. In 1998, the hotel added function space and guestrooms. The conversion of the D.H. Holmes department store into a hotel and entertainment complex is now complete with the addition of the Storyville Jazz Club.

      Sonesta Beach Resort Anguilla's results improved slightly over 1997. Due to lack of island awareness and limited air service, the destination still struggles.

      Sonesta Beach Resort Bermuda had a significantly better year in 1998 with revenues increasing substantially. With a newly elected government, there is a new spirit of optimism on the island.

      Sonesta Beach Resort & Casino Curacao had a very good year under difficult circumstances. As previously reported, Sonesta decided last spring that we could not achieve adequate profitability and preferred to recover our $2 million investment. Accordingly, the owning company has arranged for a new management company to operate the resort. As of March 1999, however, Sonesta is still operating the resort, although we expect a transition and to recover our remaining investment soon.

      Aruba Sonesta Resorts at Seaport Village, which are licensed properties, also had a good year. The hotel and suites have undergone major renovations and the hotels continue to feature the finest casinos in Aruba and the largest conference center.

      Sonesta's Egyptian properties suffered as a result of the unfortunate incident in November 1997. Nevertheless, Sonesta Hotel Cairo had a good year with revenues and profits equal to 1997. In Cairo, two additional concierge floors were completed which are truly luxurious. The building facade is being completely redone, giving the hotel a whole new look. Sonesta St. George Luxor, which opened in October of 1997, is establishing its presence in the Luxor market. Business declined at all other Sonesta properties. In Sharm El Sheikh, Sonesta signed an agreement to operate the Sonesta Club, a 170-room hotel across the street from the Sonesta Beach Resort. The two Sonesta cruise ships continue to be among the best ships on the Nile, and Sonesta Port Said operates efficiently in a challenging market. Building continues at two new Red Sea Sonesta resorts in Nuweiba and Taba, Egypt.

      Sonesta continues to work with local partners in creating the Sonesta Sasson Hotel on Miami Beach, an outstanding project right on the beach with extensive facilities. This project includes a 124-room hotel and a 200-unit condominium tower, with many units operated as part of the hotel.

      We recently signed a license agreement for the Sonesta Lima El Olivar Hotel in Peru. This 130-room luxury hotel is in the San Isidro district of Lima and is a wonderful addition to Sonesta, with its several restaurants and extensive meeting facilities.

      While there continue to be acquisitions and reorganizations among the larger hotel chains, Sonesta operates in its own niche, focusing on each hotel individually. We believe our financial stability and prudent approach will enhance our profitability. We will continue to search out additional management opportunities in the United States and elsewhere.

      If you would like additional information on any Sonesta Hotel, please visit our Web site at sonesta.com.

      We appreciate the continuing interest and support of you, our shareholders and of our owners, guests and employees.




/s/ Roger P. Sonnabend

Roger P. Sonnabend
Chairman of the Board and Chief Executive Officer




/s/ Stephanie Sonnabend

Stephanie Sonnabend
President

March 15, 1999

--------------------------------------------------------------------------------
FRONT COVER

This dramatic fountain by noted artist Katherine Pavlis Porter was commissioned by the Sonesta Beach Resort Key Biscayne for the resort's pool area, which was completely renovated following the Company's acquisition of the hotel in July 1998.

SONESTA INTERNATIONAL HOTELS CORPORATION

5-YEAR SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

(In thousands except for per share data)



                                                         1998(1)         1997           1996           1995           1994
                                                     ------------   -------------   ------------   ------------   ------------
Revenues .........................................     $ 82,040       $68,468         $ 62,590       $ 55,840       $ 53,321
Operating income .................................        5,589         3,349            1,768          2,659          2,906
Net interest expense .............................       (2,946)       (1,758)            (825)          (823)        (1,286)
Equity in net loss of hotels .....................           --            --              (89)          (656)          (637)
Gain (loss) on sales of assets ...................           15            22              213            548            (90)
Other ............................................            1            (3)             254            828             72
                                                       --------       ----------      --------       --------       --------
Income before income taxes .......................        2,659         1,610            1,321          2,556            965
Federal, foreign and state income tax provision
 (benefit) .......................................        1,242           677            1,134           (219)           501
                                                       --------       ---------       --------       --------       --------
  Net income .....................................     $  1,417       $   933         $    187       $  2,775       $    464
                                                       ========       =========       ========       ========       ========
Per share of common stock:
Basic and diluted earnings .......................     $    .68       $   .44         $    .09       $   1.33       $    .22
                                                       ========       =========       ========       ========       ========
Cash dividends declared ..........................     $    .30       $   .30         $    .30       $    .30       $    .30
                                                       ========       =========       ========       ========       ========
Working capital deficit ..........................     $ (4,767)      $(5,802)        $ (5,044)      $ (5,834)      $ (3,318)
Net property and equipment .......................       81,948        44,431           41,930         38,362         28,431
Total assets .....................................      106,603        76,416           68,971         69,240         60,114
Long-term debt and capitalized lease obligations
 including currently payable portion .............       54,779        31,456           24,801         26,293         21,204
Redeemable preferred stock .......................          294           294              294            294            294
Common stockholders' equity ......................       24,233        23,450           23,152         23,626         21,520
Common stockholders' equity per share ............        11.72         11.34            11.19          11.41          10.37
Total revenues including hotels operated under
 management contracts ............................      169,238       173,093          163,765        144,002        132,853
Common shares outstanding at end of year .........        2,068         2,068            2,068          2,071          2,075

(1) Gives effect to the acquisition of Sonesta Beach Resort Key Biscayne on July 1, 1998.

Market price data for the Company's common stock showing high and low prices by quarter for each of the last two years is as follows:

                            NASDAQ Quotations
                   -----------------------------------
                         1998               1997
                   -----------------   ---------------
                     High      Low       High     Low
                   -------   -------   -------   -----
First ..........   15        13        10-3/4    9
Second .........   14-1/4    10-7/8     9-7/8    8-7/8
Third ..........   15-1/2    12-1/4    10-3/4    8-7/8
Fourth .........   14-5/8    12-3/4    16        9-3/4

The Company's common stock trades on the NASDAQ Stock Market under the symbol SNSTA. As of March 5, 1999 there were 505 holders of record of the Company's common stock.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------

      The Company's consolidated financial statements include the revenues, expenses, assets and liabilities of the Royal Sonesta Hotel, Boston (Cambridge), the Sonesta Beach Resort Anguilla, B.W.I., the Royal Sonesta Hotel, New Orleans, and, effective July 1, 1998, the Sonesta Beach Resort Key Biscayne. The Boston (Cambridge), Anguilla and Key Biscayne properties are owned by the Company, and the New Orleans hotel is operated under a long-term lease. The Sonesta Beach Resort Key Biscayne was acquired by the Company on July 1, 1998. Before that date, this hotel was operated by the Company under a management agreement. The Sonesta Beach Resort Anguilla was purchased by the Company in November 1995, and opened in January 1996. The financial statements also include the revenues and expenses from the management of properties located in the United States, Bermuda, Caribbean and Middle East.

Results of Operations

Revenues

                                              TOTAL REVENUES
                                              (in thousands)
                                -------------------------------------------
                                 NO. OF
                                 ROOMS       1998        1997        1996
                                -------   ---------   ---------   ---------
Sonesta Beach Resort
  Anguilla, BWI                   100     $ 4,253     $ 4,071     $ 2,717
Sonesta Beach Resort
  Key Biscayne                    300      10,821          --          --
Royal Sonesta Hotel Boston
  (Cambridge)                     400      27,602      25,521      22,891
Royal Sonesta Hotel
  New Orleans                     500      33,131      31,491      30,802
Management and service
  fees and other revenues                   6,233       7,385       6,180
                                          -------     -------     -------
  Total revenues                          $82,040     $68,468     $62,590
                                          =======     =======     =======

      1998 versus 1997: Total revenues in 1998 were $82,040,000 compared to $68,468,000 in 1997, an increase of approximately $13,572,000. The Royal Sonesta Hotel Boston (Cambridge) had an increase in revenues of approximately $2,081,000 in 1998 compared to 1997, due to an 11% increase in the hotel's average room rate, and a 9% increase in food and beverage revenues, primarily because of increased banquet business. Revenues at the Royal Sonesta Hotel New Orleans increased by $1,639,000 during 1998 compared to 1997, mainly because of a 4% increase in average room rate. Revenues of Sonesta Beach Resort Key Biscayne, which the Company acquired on July 1, 1998, were $10,821,000 for the period July 1 to December 31, 1998. Revenues of the Key Biscayne hotel during the period July 1 to December 31, 1997, when the hotel was operated by Sonesta under a management agreement, were $11,555,000. The hotel's 1998 revenues were adversely affected by a forced evacuation in September 1998 due to Hurricane Georges (which caused no damage to the hotel), and because of lower group and convention business due to the renovation of the hotel's pool area during the third quarter. The Company's Sonesta Beach Resort Anguilla had an increase in revenues of $182,000 in 1998 compared to 1997. A substantial increase in average room rate of 23% at the resort was partially offset by a slightly lower occupancy, and by a decrease in food and beverage revenues because the hotel leased out one of its two restaurants. Revenues from management activities and other sources decreased by $1,151,000 in 1998 compared to 1997. Fee income from the Company's Egyptian operations decreased by $939,000 in 1998 compared to 1997. Business levels in Egypt suffered from the effects of the November 1997 terrorist attack in Luxor. The Company's management fee income from Sonesta Key Biscayne decreased by $471,000 in 1998, because of the acquisition of this property on July 1, 1998. The decrease in fee income from Egypt and Key Biscayne was partially offset by a termination fee of $335,000 the Company received in 1998 for agreeing to cancel the license agreement for a hotel in Santiago, Chile, and the recognition of additional fee income of $408,000 for previously deferred fees from Chateau Sonesta Hotel New Orleans. The Company became entitled to these fees because the hotel's profits have been sufficient to meet all the owner's obligations from the time the hotel opened in April 1995.

      1997 versus 1996: Revenues in 1997 increased by $5,878,000 from $62,590,000 in 1996 to $68,468,000 in 1997. The Company's Boston (Cambridge)
hotel had increased revenues in 1997 of approximately $2,630,000, primarily because of a 13% increase in average room rate and an 11% increase in food and beverage revenues. The Company's Royal Sonesta Hotel New Orleans had an increase in revenues of $689,000 in 1997 compared to 1996 due to a 2% increase in average room rate and a 3% increase in food and beverage revenues. In its first full year of operations, the Company's Sonesta Beach Resort Anguilla had increased revenues in 1997 of $1,354,000 due to an 11% increase in occupancy and a 31% increase in average room rate. The remaining revenue increase of $1,205,000 was primarily from increases in management and service fee income, in particular from the Company's managed hotels in New Orleans, Key Biscayne and Sharm El Sheikh, Egypt.

Operating Income

                                                OPERATING INCOME/(LOSS)
                                                     (in thousands)
                                       ------------------------------------------
                                           1998           1997           1996
                                       ------------   ------------   ------------
Sonesta Beach Resort Anguilla, BWI     $(1,192)       $(1,803)       $(2,782)
Sonesta Beach Resort Key
  Biscayne                                (101)            --             --
Royal Sonesta Hotel Boston
  (Cambridge)                            5,319          4,366          3,602
Royal Sonesta Hotel New Orleans          2,227          1,928          2,281
                                       -------        -------        -------
Operating income from hotels after
  management and service fees            6,253          4,491          3,101
Management activities and other           (664)        (1,142)        (1,333)
                                       -------        -------        -------
  Operating income                     $ 5,589        $ 3,349        $ 1,768
                                       =======        =======        =======

      1998 versus 1997: Operating income in 1998 was $5,589,000 compared to $3,349,000 in 1997, an

--------------------------------------------------------------------------------

increase of approximately $2,240,000. The Company's Royal Sonesta Hotel Boston (Cambridge) had an increase in operating income of $953,000, because of an increase in revenues of $2,081,000, partially offset by increased expenses of $1,128,000, primarily cost and operating and depreciation expense. The increase in depreciation expense results from extensive renovations and refurbishments to the hotel's guest rooms and other facilities. The operating loss at Sonesta Beach Resort Anguilla during 1998 compared to 1997 decreased by $611,000, because of increased room revenues and a decrease in operating expenses due to the fact that the resort leased out one of its two restaurants. The Royal Sonesta Hotel New Orleans had an increase in operating income of $299,000, because of an increase in revenues of $1,639,000, partially offset by increased expenses in 1998 of $1,340,000. The increase in expenses consisted mainly of increased operating expenses, and an increase of $587,000 in percentage rent due under the lease under which the Company operates the hotel. The Sonesta Beach Resort Key Biscayne, acquired by the Company on July 1, 1998, had an operating loss of $101,000 during the second half of 1998. This loss is not indicative of a full year's operations due to the seasonal nature of the hotel's business. In addition, this result was adversely affected by the loss of business from the forced evacuation of the hotel because of the threat of Hurricane Georges in September 1998, and by reduced group and convention business due to the extensive renovation of the hotel's pool area during the third quarter. Operating loss from management and other activities decreased by $478,000 during 1998 compared to 1997. Lower corporate office expenses, additional fee income of $335,000 from Sonesta Santiago, Chile, and $407,000 from Chateau Sonesta New Orleans offset the loss of fee income from the Company's Egyptian operations.

      1997 versus 1996: Operating income in 1997 was $3,349,000, compared to operating income of $1,768,000 in 1996, an increase of approximately $1,581,000. The Boston (Cambridge) hotel had an increase in operating income of $764,000, primarily because of increased revenues of $2,630,000, offset by an increase in expenses of $1,866,000, primarily in costs and operating expense, depreciation and real estate tax expense. The operating loss at the Sonesta Beach Resort Anguilla decreased by $979,000 in 1997 due to an increase in revenues of $1,354,000, offset by an increase in expenses of $375,000. Operating income at the Royal Sonesta New Orleans decreased by $353,000 in 1997 due to an increase in expenses of $1,042,000, primarily in operating expenses and rent expense, offset by an increase in revenues of $689,000. In 1996, the New Orleans hotel's rent expense was lower because of higher capital expenditures during that year, which the Company deducts when calculating percentage rent due. The Company's operating loss from management activities and other sources decreased by $191,000 because of increased revenues of $1,205,000, which exceeded the increase in expenses of $1,014,000 related to these areas.

Other Income and Deductions

      Interest expense in 1998 increased by $998,000 compared to 1997, due to interest of $1,025,000 on a mortgage loan the Company assumed in connection with the acquisition of the Sonesta Beach Resort Key Biscayne on July 1, 1998. Interest expense in 1997 increased by $774,000 compared to 1996. This was primarily due to the additional indebtedness following the refinancing of the mortgage loan on the Royal Sonesta Hotel Boston (Cambridge) in January 1997.

      Interest income in 1998 decreased by $190,000 compared to 1997. This was due to a $275,000 reduction in interest earned in 1998 on loans from Sonesta Beach Resort Key Biscayne, which were settled when the Company acquired the resort on July 1, 1998. This decrease was partially offset by higher income earned on the Company's cash balances. Interest income decreased by $160,000 in 1997 compared to 1996. This was due to a $550,000 increase in interest recorded in 1996 on the Company's notes receivable from the owner of Sonesta Beach Resort Key Biscayne. This decrease in 1997 was partially offset by increases in interest income on the Company's cash balances, and income from loans to the owner of Sonesta Beach Resort Sharm El Sheikh.

      A gain on sale of $175,000 in 1996 resulted from a reduction of accrued costs related to a prior year sale of certain assets in Cambridge, Massachusetts.

      Included in equity in net loss of hotels in 1996 is a loss of $706,000, which reflects the Company's 22% share of the 1996 loss of the Sonesta Beach Resort & Casino, Curacao. Also included in equity in net loss of hotels in 1996 is income of $617,000 related to the Company's participation in a joint venture to construct a hotel in New York City (see Note 2--Operations).

Federal, State and Foreign Income Taxes

      The 1998 and 1997 tax expense is higher than the statutory rate due to the provision for state and foreign income taxes on the Company's profits. The 1996 provision for income taxes is higher than the statutory rate due primarily to certain losses in 1996 from the Company's Sonesta Beach Resort Anguilla, B.W.I. which were not deductible for U.S. income taxes.

Liquidity and Capital Resources
      The Company had cash and cash equivalents of approximately $9,470,000 at December 31, 1998. The Company has $7,000,000 available under two lines of credit (see Note 4--Borrowing Arrangements). No amounts were outstanding under these lines at December 31, 1998.

      The Company had a working capital deficit of approximately $4,767,000 at December 31, 1998. This

--------------------------------------------------------------------------------

was primarily caused by accrued percentage rent of approximately $6,131,000 for the year ending December 31, 1998, related to the Royal Sonesta Hotel New Orleans, which is operated by the Company under a long-term lease. This rent is payable in March of the following year, and will be paid from the Company's available cash balances, and borrowings under its lines of credit, if needed.

      The Company acquired cash of $3,456,000 with the acquisition of the Sonesta Beach Resort Key Biscayne on July 1, 1998. It also assumed a mortgage note payable in this transaction with a fair value of $24,171,000 at July 1, 1998 (see Note 2--Operations).

      In January 1997 the Company refinanced the mortgage loan on the Royal Sonesta Hotel Boston (Cambridge). The net proceeds of this refinancing were approximately $5,357,000. During 1996, 1997 and 1998, an amount of approximately $5,900,000 was spent on improvements to the hotel.

      In 1997 the Company entered into agreements to operate a hotel in Miami Beach, Florida. Under the current agreements, the Company is committed to loan up to $4,150,000 to the hotel, once the hotel is substantially ready for opening.

      Company management believes that its present cash balances plus its available borrowing capacity are more than adequate to meet its cash requirements for 1999 and beyond.

Year 2000 Compliance

      Year 2000 issues have arisen because many existing computer programs and chip-based embedded technology systems use only the last two digits to refer to a year. As a result, they do not properly recognize a year that begins with "20" instead of "19". If not corrected, computer applications that are date sensitive or dependent may fail or create erroneous results.

      During 1997, the Company began addressing issues related to the Year 2000 to ensure that the disruptions that may occur to the Company's operations are minimized or eliminated. The Company's compliance program includes the Year 2000 compatibility assessment of three major areas, as follows:

      --Computer hardware and software used in the operation of the Company's hotels and headquarters, such as hotel property management and accounting systems.

      --Equipment with embedded chips that are critical to the operation of the Company's hotels, such as telephone systems, life and safety systems, and elevators.

      --Third parties with which the Company has relationships and whose systems are key to the operations of the Company's properties and head office.

      The compliance program consists of four phases: assessment, remediation, testing, and implementation. The principal focus of the compliance program is on hardware and software used, and equipment which could have embedded chips that are time sensitive. Suppliers of such equipment and third parties with which the Company has relationships significant to its business operations have been contacted to verify their readiness.

      The Company completed its assessment of its computer hardware and software in early 1998. This assessment identified a number of systems requiring upgrade or replacement in order to be Year 2000 compliant. All such systems either have been upgraded or replaced as of December 31, 1998, or will be upgraded or replaced no later than September 1, 1999. The Company has commenced testing of the new or upgraded systems that are key to its operations, and has also obtained, or is obtaining, written representations from the manufacturers or software developers that the systems in use are Year 2000 compliant.

      The assessment of the Year 2000 compliance of systems with embedded chips also commenced in early 1998 and is ongoing. As part of the process, the Company has obtained, or is obtaining, written representations from manufacturers as to the Year 2000 status of components, and has been or will be replacing all known non-compliant components or systems. The Company expects to have the systems with embedded chips that are significant to its operations Year 2000 compliant by November 1, 1999.

      The Company believes that the costs related to the Year 2000 issue will not be material because it does not expect to accelerate replacement of significant systems in its owned and leased hotels, and because most of its issues are dealt with by in-house information systems and engineering staff.

      The Company manages a hotel in Curacao, Netherlands Antilles, and the owner of the hotel has exercised its right to cancel the management agreement (see also Note 7--Commitments and Contingencies). The Company has notified the owner of the hotel of certain issues pertaining to the Year 2000, but is not actively working on remedying these issues as part of its compliance program. The Company also manages several properties for third party owners in Egypt. The Company has a compliance program for these operations which is executed by regional and local hotel management. The Company does believe there is a higher risk of disruptions due to Year 2000 problems arising with third parties in its Egyptian operations compared to its domestic and Caribbean operations.

      There can be no assurances that all Year 2000 issues will be properly and timely resolved by the Company or third parties. Failure to do so could have an adverse effect on the Company's operations. The Com-

--------------------------------------------------------------------------------

pany cannot predict the actual impact of the Year 2000 issue due to the numerous uncertainties, including whether significant parties have properly addressed their Year 2000 issues. The Company's hotels rely heavily on the uninterrupted services of industries such as airline transportation and reservation systems, and utilities, and a systemic and broad based failure of these services would have a material impact on the Company's business. Due to this and the general uncertainty inherent to the Year 2000 issue, the Company is unable to determine the actual impact on its operations. Management does believe that its compliance program should reduce the possibility of major interruptions of normal operations.

      During 1999 the Company will develop contingency plans for certain critical applications, which may include increased staffing in certain areas.

Market Risk

      Discussion of market risks is located in Item 7(a) of the Company's Form 10-K.

Selected Quarterly Financial Data

     Selected quarterly financial information for the years ended December 31, 1998 and 1997 are as follows:

                                                (in thousands except for per share data)
                                                                  1998
                                              -----------------------------------------------
                                                1st          2nd         3rd         4th
                                              -------     -------    -------     -------
Revenues                                      $18,008     $20,088    $19,094     $24,850
Operating income                                  792       2,370          5       2,422
Net income (loss)                                 136       1,165       (815)        931
Net income (loss) per share of common stock   $  0.06     $  0.56    $ (0.39)    $  0.45

                                                                 1997
                                              --------------------------------------------
                                               1st         2nd         3rd        4th
                                              -------     -------    -------     -------
Revenues                                      $16,947     $18,629    $15,294     $17,598
Operating income                                   41       2,026        787         495
Net income (loss)                                (359)        969        215         108
Net income (loss) per share of common stock   $ (0.17)    $  0.47    $  0.10     $  0.04

[letterhead: Ernst & Young LLP]

[logo: Ernst & Young LLP]

                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors
Sonesta International Hotels Corporation

     We have audited the accompanying consolidated balance sheets of Sonesta International Hotels Corporation as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sonesta International Hotels Corporation at December 31, 1998 and 1997 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                                          /s/ Ernst & Young LLP
March 19, 1999

SONESTA INTERNATIONAL HOTELS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

For the three years ended December 31, 1998

                                                                  1998            1997           1996
                                                              -------------   ------------    -----------
Revenues:
 Rooms ...................................................    $48,462,302     $39,864,616     $36,275,739
 Food and beverage .......................................     20,710,199      16,423,045      15,165,619
 Management, license and service fees ....................      6,197,785       6,884,440       6,026,487
 Parking, telephone and other ............................      6,669,603       5,295,948       5,122,609
                                                              -----------     -----------     -----------
                                                               82,039,889      68,468,049      62,590,454
                                                              -----------     -----------     -----------
Costs and expenses:
 Costs and operating expenses ............................     34,188,515      28,035,454      26,359,988
 Advertising and promotion ...............................      6,166,645       5,520,283       5,420,235
 Administrative and general ..............................     13,851,373      12,653,368      11,893,456
 Human resources .........................................      1,741,782       1,607,143       1,480,969
 Maintenance .............................................      6,105,482       5,016,595       4,662,437
 Rentals .................................................      7,156,291       6,499,015       5,882,124
 Property taxes ..........................................      1,552,485       1,184,700         951,416
 Depreciation and amortization ...........................      5,688,319       4,602,317       4,171,714
                                                              -----------     -----------     -----------
                                                               76,450,892      65,118,875      60,822,339
                                                              -----------     -----------     -----------
Operating income .........................................      5,588,997       3,349,174       1,768,115
                                                              -----------     -----------     -----------
Other income (deductions):
 Interest expense ........................................     (3,859,500)     (2,861,590)     (2,087,458)
 Interest income .........................................        912,607       1,102,980       1,262,974
 Equity in net loss of hotels ............................             --              --         (89,068)
 Foreign exchange gain (loss) ............................          1,238          (2,815)            163
 Gain on sales of assets .................................         15,188          22,471         212,552
 Gain from casualty ......................................             --              --         254,082
                                                              -----------     -----------     -----------
                                                               (2,930,467)     (1,738,954)       (446,755)
                                                              -----------     -----------     -----------
Income before income taxes ...............................      2,658,530       1,610,220       1,321,360
 Federal, foreign and state income tax provision .........      1,241,567         677,620       1,133,916
                                                              -----------     -----------     -----------
Net income ...............................................    $ 1,416,963     $   932,600     $   187,444
                                                              ===========     ===========     ===========
Basic earnings per share of common stock .................    $       .68     $       .44     $       .09
                                                              ===========     ===========     ===========
Dividends paid per common share ..........................    $       .30     $       .30     $       .30
Dividends paid per preferred share .......................    $      1.25     $      1.25     $      1.25

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

December 31, 1998 and 1997

                                                                                  1998             1997
                                                                            ---------------   -------------
ASSETS
Current assets:
 Cash and cash equivalents ..............................................    $  9,470,235     $ 5,581,055
 Accounts and notes receivable:
  Trade, less allowance of $140,822 ($117,658 in 1997) for doubtful
    accounts ............................................................       7,653,760       6,549,190
  Interest receivable ...................................................          97,480         399,669
  Other, including current portion of long-term receivables and advances          807,290       1,268,314
                                                                             ------------     -----------
    Total accounts and notes receivable .................................       8,558,530       8,217,173
 Current portion of deferred taxes ......................................         347,480         351,110
 Inventories ............................................................       1,268,360         792,570
 Prepaid expenses .......................................................       1,383,653         770,818
                                                                             ------------     -----------
        Total current assets ............................................      21,028,258      15,712,726

Long-term receivables and advances ......................................       2,534,595      14,296,215

Property and equipment, at cost:
 Land and land improvements .............................................      10,013,559       3,010,132
 Buildings ..............................................................      68,899,147      40,272,336
 Furniture and equipment ................................................      25,255,538      19,879,381
 Leasehold improvements .................................................       2,464,136       2,910,894
 Projects in progress ...................................................       1,104,841       1,435,372
                                                                             ------------     -----------
                                                                              107,737,221      67,508,115
 Less accumulated depreciation and amortization .........................      25,788,732      23,077,348
                                                                             ------------     -----------
    Net property and equipment ..........................................      81,948,489      44,430,767

Other long-term assets ..................................................       1,091,602       1,976,678
                                                                             ------------     -----------
                                                                             $106,602,944     $76,416,386
                                                                             ============     ===========

See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------

                                                                                   1998              1997
                                                                             ---------------   ---------------
LIABILITIES AND COMMON STOCKHOLDERS' EQUITY
Current liabilities:
 Current portion of long-term debt and capitalized lease obligations .....    $  4,047,943      $  3,729,585
 Accounts payable ........................................................       6,178,532         4,961,162
 Advance deposits ........................................................       3,869,392         2,088,586
 Federal, foreign and state income taxes .................................         382,766           582,582
 Accrued liabilities: ....................................................
   Salaries and wages ....................................................       2,569,153         1,808,283
   Rentals ...............................................................       6,138,200         5,549,167
   Interest ..............................................................         458,864           215,006
   Employee benefits .....................................................         468,470         1,408,491
   Other .................................................................       1,682,124         1,172,343
                                                                              ------------      ------------
                                                                                11,316,811        10,153,290
                                                                              ------------      ------------
        Total current liabilities ........................................      25,795,444        21,515,205
Long-term debt ...........................................................      50,731,447        27,726,510
Deferred federal and state income taxes ..................................       3,402,739         2,494,352
Other non-current liabilities ............................................       2,146,283           936,446
Commitments and contingencies
Redeemable preferred stock, $25 par value, at redemption value ...........         293,917           293,917

Common stockholders' equity:
 Common stock:
  Class A, $.80 par value:
  Authorized--10,000,000 shares
  Issued--3,051,088 shares at stated value ...............................       3,488,382         3,488,382
 Retained earnings .......................................................      28,870,291        28,087,133
 Treasury shares--982,873 at cost ........................................      (8,125,559)       (8,125,559)
                                                                              ------------      ------------
   Total common stockholders' equity .....................................      24,233,114        23,449,956
                                                                              ------------      ------------
                                                                              $106,602,944      $ 76,416,386
                                                                              ============      ============

SONESTA INTERNATIONAL HOTELS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

For the three years ended December 31, 1998

                               COMMON STOCK               TREASURY SHARES                                    TOTAL
                         ------------------------- ------------------------------ -------------- ------------------------------
                            No. of                     No. of                        Retained     No. of shares   Stockholders'
                            shares       Amount        shares         Amount         earnings      outstanding       equity
                         ----------- ------------- ------------- ---------------- -------------- --------------- --------------
Balance January 1,
 1996 .................. 3,051,088   $3,488,382       (979,851)    $ (8,097,354)   $28,235,172      2,071,237     $23,626,200
Purchase of 3022
 shares ................        --           --         (3,022)         (28,205)            --         (3,022)        (28,205)
Cash dividends on
 common stock
 ($.30 per share) ......        --           --             --               --       (619,715)            --        (619,715)
Cash dividends on
 preferred stock
 ($1.25 per share) .....        --           --             --               --        (13,364)            --         (13,364)
Net income .............        --           --             --               --        187,444             --         187,444
                         ---------   ----------       --------     ------------    -----------      ---------     -----------
Balance December 31,
 1996 .................. 3,051,088    3,488,382       (982,873)      (8,125,559)    27,789,537      2,068,215      23,152,360
Cash dividends on
 common stock
 ($.30 per share) ......        --           --             --               --       (621,664)            --        (621,664)
Cash dividends on
 preferred stock
 ($1.25 per share) .....        --           --             --               --        (13,340)            --         (13,340)
Net income .............        --           --             --               --        932,600             --         932,600
                         ---------   ----------       --------     ------------    -----------      ---------     -----------
Balance December 31,
 1997 .................. 3,051,088    3,488,382       (982,873)      (8,125,559)    28,087,133      2,068,215      23,449,956
Cash dividends on
 common stock
 ($.30 per share) ......        --           --             --               --       (620,465)            --        (620,465)
Cash dividends on
 preferred stock
 ($1.25 per share) .....        --           --             --               --        (13,340)            --         (13,340)
Net income .............        --           --             --               --      1,416,963             --       1,416,963
                         ---------   ----------       --------     ------------    -----------      ---------     -----------
Balance December 31,
 1998 .................. 3,051,088   $3,488,382       (982,873)    $ (8,125,559)   $28,870,291      2,068,215     $24,233,114
                         =========   ==========       ========     ============    ===========      =========     ===========

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

For the three years ended December 31, 1998

                                                                         1998              1997              1996
                                                                   ---------------   ---------------   ---------------
Cash provided (used) by operating activities
 Net income ....................................................    $  1,416,963      $     932,600     $    187,444
 Items not (providing) requiring cash
   Pension expense .............................................       1,041,003            338,667          210,164
   Depreciation and amortization of property and equipment .....       5,688,319          4,602,317        4,171,714
   Other amortization ..........................................        (225,754)            81,315               --
   Deferred federal and state income taxes .....................          25,207            178,700          (16,215)
   Gain from casualty ..........................................              --                 --         (254,082)
   Gain on sales of assets .....................................         (15,188)           (22,471)        (212,552)
   Other .......................................................              --           (188,674)              --
   Equity in net loss of hotels ................................              --                 --           89,068

 Changes in assets and liabilities
   Accounts and notes receivable ...............................         992,144           (428,035)      (1,249,954)
   Inventories .................................................         (73,278)            58,890         (195,414)
   Prepaid expenses ............................................        (198,262)           279,703         (544,628)
   Accounts payable ............................................         489,738           (523,331)       1,426,406
   Advance deposits ............................................         658,792           (234,919)       1,002,367
   Federal, foreign and state income taxes .....................        (215,533)          (123,659)         295,539
   Accrued liabilities .........................................        (971,286)           873,601         (450,217)
                                                                    ------------      -------------     ------------
    Cash provided by operating activities ......................       8,612,865          5,824,704        4,459,640

Cash provided (used) by investing activities
   Proceeds from sales of assets ...............................          28,688             34,400           64,822
   Proceeds from casualty insurance ............................              --                 --           54,082
   Expenditures for property and equipment .....................      (8,607,896)        (7,115,089)      (7,755,680)
   Cash in escrow ..............................................              --         (1,880,000)              --
   Cash reimbursed from escrow .................................         840,000            840,000               --
   Investments in hotels .......................................              --                 --         (102,434)
   Proceeds from sale of investment in hotel ...................              --                 --        5,791,631
   New loans and advances ......................................        (215,533)        (2,403,293)        (727,220)
   Payments received on long-term receivables and advances......       1,321,559            852,716        1,004,073
   Cash received in purchase of hotel ..........................       3,456,046                 --               --
                                                                    ------------      -------------     ------------
    Cash used by investing activities ..........................      (3,160,295)        (9,671,266)      (1,670,726)

Cash provided (used) by financing activities
   Changes in notes payable ....................................              --                 --         (562,060)
   Proceeds from issuance of long-term debt ....................              --         24,580,000               --
   Cost of financing ...........................................              --           (423,125)              --
   Payments on long-term debt ..................................        (878,760)       (17,732,247)      (1,168,111)
   Payments on capitalized lease obligations ...................         (50,825)           (54,348)         (73,930)
   Purchase of common and preferred stock ......................              --                 --          (28,455)
   Cash dividends paid .........................................        (633,805)          (634,404)        (634,132)
                                                                    ------------      -------------     ------------
    Cash provided (used) by financing activities ...............      (1,563,390)         5,735,876       (2,466,688)

Net increase in cash and cash equivalents ......................       3,889,180          1,889,314          322,226
Cash and cash equivalents at beginning of year .................       5,581,055          3,691,741        3,369,515
                                                                    ------------      -------------     ------------
Cash and cash equivalents at end of year .......................    $  9,470,235      $   5,581,055     $  3,691,741
                                                                    ============      =============     ============

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. Basis of Presentation and Significant Accounting Policies

Basis of Presentation:

      Sonesta International Hotels Corporation (the Company) is engaged in the operation of hotels in Boston (Cambridge), Massachusetts; New Orleans, Louisiana; Key Biscayne, Florida and Anguilla, British West Indies. The Key Biscayne hotel was acquired by the Company in July 1998. The Anguilla hotel was purchased in November 1995, and opened in January 1996. The Company also operates, under management agreements, hotels in Bermuda; Curacao, Netherlands Antilles; Key Biscayne, Florida until June 30, 1998; New Orleans, Louisiana; and in Cairo, Sharm El Sheikh, Luxor, El Gouna and Port Said, Egypt. The Company also manages two Nile River cruise ships in Egypt. Sonesta has granted licenses, for which it receives fees, for the use of its name for two hotels on the island of Aruba, a hotel in Lima, Peru, and, until February 28, 1998, a hotel in Santiago, Chile.

Principles of Consolidation:

      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Operations:

      The consolidated financial statements include the results of operations of wholly owned and leased properties and fee income from managed and licensed properties. The equity method of accounting is used for the Company's investments in certain hotels (see Note 2 -- Operations). Under the equity method, original investments are recorded at cost and adjusted by the Company's share of undistributed earnings or losses of these hotels.

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

Fair Value of Financial Instruments:

      The Company's financial instruments consist of cash and cash equivalents, accounts and notes receivable, accounts payable and long-term debt. The Company's financial instruments also include certain guarantees of indebtedness (see Note 7--Commitments and Contingencies). The Company believes that the carrying value of the financial instruments approximates their fair values. The Company recorded a first mortgage loan it assumed on July 1, 1998, at an amount which reflects interest at current market rates on this loan. The Company believes that the carrying value of its other long term debt approximates their fair values because of the recent refinancing of a significant portion of the debt, and the fact that the balance of its debt has a variable interest rate that fluctuates with the LIBOR rate.

Impact of Recently Issued Accounting Standards:

      In 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("Statement 130"). Statement 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. This statement had no impact on the financial condition or results of operations of the Company.

      In 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("Statement 131"). Statement 131 establishes standards for the way that public business enterprises report information

--------------------------------------------------------------------------------

about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. Financial information regarding operating segments of the Company for the three years ending December 31, 1998 is provided in Note 2.

      Effective December 31, 1998, the Company adopted Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The provisions of FAS No. 132 revise employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of these plans. It standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable.

Use of Estimates:

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification:

      Certain amounts in the 1996 and 1997 financial statements have been reclassified to conform to the 1998 presentation.

Statement of Cash Flows:

      Cash and cash equivalents consists of cash on hand and short-term, highly liquid investments with maturities of less than 91 days when acquired, which are readily convertible into cash.

      Cash paid for interest in 1998, 1997, and 1996 was approximately $3,973,000, $2,670,000 and $2,237,000, respectively. Cash paid for income taxes in 1998, 1997, and 1996 was approximately $1,432,000, $623,000 and $816,000, respectively.

      A subsidiary of the Company acquired the Sonesta Beach Resort, Key Biscayne on July 1, 1998 (see Note 2 -- Operations). The amount of cash acquired in the transaction was $3,456,046. The total assets and liabilities assumed were as follows:

     Fair value of assets acquired, net of
        carrying value of notes
        receivable                           $26,256,684
     Cash acquired                             3,456,046
     Cash paid for partnership interest             (100)
                                             -----------
     Liabilities assumed, including
        mortgage indebtedness and
        deferred taxes                       $29,712,630
                                             ===========

2. Operations

      On July 1, 1998, Sonesta Beach Resort Limited Partnership ("Purchaser"), a subsidiary of the Company, acquired from Key Biscayne Limited Partnership ("Seller") its rights, title and interests in and to the real and personal property known as Sonesta Beach Resort, Key Biscayne, Florida. The acquisition has been accounted for using the purchase method. Florida Sonesta Corporation
(FSC) and Key Biscayne Land Corporation, both subsidiaries of the Company, are the sole general partner with a 1% partnership interest, and a limited partner with a 98% partnership interest, respectively. The Seller has a one percent (1%) limited partnership interest in the Purchaser, which the Company has the right to acquire at a later date. The Resort is a 300-room, full-service beachfront resort hotel sited on 10 acres in Key Biscayne, Florida. FSC has continuously operated the hotel under a management agreement since it sold the property to the Seller in 1984. The purchase price consisted of FSC's release of the Seller from indebtedness owed to FSC and/or its affiliates in connection with the Company's sale of the Resort to Seller in 1984, and loans advanced by FSC to restore and improve the Resort following Hurricane Andrew in 1992. This indebtedness was carried on the Company's books at approximately $10,720,000 on July 1, 1998, and the debt had matured or otherwise become due and payable at the end of 1997 and/or in early 1998. In addition, the Purchaser assumed indebtedness with a fair value of approximately $24,549,000 (see Note 5 -- Long-Term Debt). Operating results for 1998 and 1997 for the Company on a proforma basis after giving effect to this transaction are as follows:

                                Year ended         Year ended
                               December 31,       December 31,
                                   1998               1997
                                (unaudited)        (unaudited)
                             ----------------   ----------------
Revenues                     $96,234,000        $92,504,000
Net Income                     3,322,000          2,159,000
Basic earnings per share     $      1.60        $      1.03

      In September 1998, the Company entered into a management agreement to operate the Sonesta Club Hotel, a 170 room, full service hotel located in Sharm El Sheikh, Egypt.

      During the first quarter of 1998, the Company agreed to terminate the license agreement it had for the Sonesta Hotel, in Santiago, Chile. In connection with the cancellation, the Company received a termination fee of $335,000.

      The Company operates the Chateau Sonesta Hotel under a long-term management agreement. The hotel opened in April 1995 and the Company deferred half of its management fees during the first two years of operations to be used as a reserve for debt service shortfalls. Since the hotel has consistently serviced all its obligations to its lenders, the Company received and recognized as income previously deferred fees in the amount of $408,000 in July 1998.

      The Sonesta St. George Hotel Luxor, Egypt, opened in October 1997. The 220 room full-service hotel is operated by the Company under a long-term management agreement, under which it receives management fees based on revenues, and incentive fees based on oper-

--------------------------------------------------------------------------------

ating profits, as defined in the agreement. The Company has loaned $250,000 to the owner of the hotel for working capital.

      During the first quarter of 1997, the Company loaned $1,000,000 to the owner of the Sonesta Hotel Cairo, Egypt, to partially finance improvements to the hotel which include additional rooms (see Note 3 -- Long-Term Receivables and Advances). The owner of the hotel also agreed to extend the management agreement until May 2012. The original agreement was to expire in 2002, and the owner had the right to convert the agreement to a license agreement as of 1997, which would have substantially reduced the Company's management fee income.

      Included in the Company's statement of operations for 1996 is equity in net loss of $706,090, which represents the Company's share of the losses of the Sonesta Beach Resort & Casino, Curacao. The Company acquired a 22% equity interest in this hotel in 1994 for a payment of $2,000,000. The Company is not required to fund its share of the losses in excess of its $2,000,000 investment, so losses have only been recorded during the years 1994 to 1996 up to an amount which brought the recorded investment to zero (see also Note 7 -- Commitments and Contingencies).

      In July 1996, the Company sold its 50% interest in a building in New York City, which it acquired in 1994. The Company received a payment of $5,792,000, which consisted of its cash investment in the building of $5,175,000, and distribution of income of $617,000. This income is included in Equity in net loss of hotels in the consolidated statement of operations for the year ended December 31, 1996.

      On November 28, 1995, a wholly-owned subsidiary of the Company purchased the Casablanca Resort in Anguilla, British West Indies. The 100-room resort suffered extensive damage from Hurricane Luis in September 1995, and the Seller remained obligated following the sale to restore all damage done to the property. The hotel reopened as the Sonesta Beach Resort Anguilla in January 1996. The purchase price for the assets and personal property was approximately $10,050,000. The resort is situated on 49 acres of land leased from the Government of Anguilla; there are 92 years remaining in the lease term. The purchase was financed in part by the assumption of an existing mortgage loan of $4,990,000. The Seller provided $1,500,000 in loans, of which $1,000,000 was payable in November 1998 (see Note 5--Long-Term Debt), and $500,000 was paid in March 1996. The remaining portion of the purchase price, approximately $3,560,000, was paid in cash. As part of the purchase of the resort, the Company also acquired the rights to the insurance claim for business interruption proceeds as of March 1, 1996. The insurance carrier has not recognized the claim that has been submitted by the Company. Included in Gain from casualty at December 31, 1996 is income of $200,000 which the Company is entitled to under the Purchase and Sale Agreement in the event there is no recovery on its insurance claim. As permitted by the agreements, the Company has reduced the $1,000,000 loan from the Seller by this amount (see Note 5--Long-Term Debt). The Company is contesting the rejection of the claim by the insurance company. No other amounts which may be recoverable have been reflected in the Financial Statements. In 1996, the Company entered into a 50-year lease agreement for two acres of beachfront land adjacent to the resort. The Company paid $435,000 for the right to use this land, which amount is included in Land and land improvements and is being amortized over the lease term. A lawsuit was filed against the Company in October 1997 by the Seller of the resort (see Note 9 -- Legal Proceedings).

      In December 1994, Company subsidiaries entered into agreements to acquire a 50% interest in a partnership to develop a 320-room beach resort and casino in Guanacaste, Costa Rica. The Company advanced $563,000, to acquire the hotel site and for other project-related expenses. As permitted under the partnership agreements, in March 1997 the Company notified its partner that it did not intend to proceed with the project. The Company has foreclosed on a mortgage it held on the hotel site as security for its advances. The land it acquired as a result of the foreclosure is included in Other long-term assets at a value of $450,000. The remaining portion of the receivable is included in Long-term receivables and advances.

      Gross revenues for hotels operated by the Company under management contracts, by geographic area, are summarized below:

                             (in thousands)
                              (unaudited)
                  ------------------------------------
                     1998         1997         1996
                  ----------   ----------   ----------
United States     $26,709      $ 35,970     $ 33,284
Caribbean          43,737        43,554       42,925
Egypt              22,950        31,985       30,992
                  -------      --------     --------
                  $93,396      $111,509     $107,201
                  =======      ========     ========

      Costs and operating expenses for owned and leased hotels are summarized below:

                                        (in thousands)
                              ----------------------------------
                                 1998         1997        1996
                              ----------   ---------   ---------
Direct departmental costs:
 Rooms                        $11,863      $ 9,691     $ 8,928
 Food and beverage             16,378       13,244      12,332
 Heat, light and power          2,710        2,392       2,315
 Other                          3,238        2,708       2,785
                              -------      -------     -------
                              $34,189      $28,035     $26,360
                              =======      =======     =======

      Direct departmental costs include payroll expense and related payroll burden, the cost of food and beverage consumed and other departmental costs.

      The Company has two reportable segments: Owned and Leased Hotels and Management Activities. The Owned and Leased Hotel segment consists of the

--------------------------------------------------------------------------------

operations of the Company's owned hotels in Boston (Cambridge), Key Biscayne and Anguilla, and the operation of its leased property in New Orleans. Revenues for this segment are derived mainly from room, food and beverage, parking and telephone receipts from external customers. The Management Activities segment includes the operations under management agreements of properties in Bermuda, Curacao, New Orleans and Egypt, and also includes two properties in Aruba, to which the Company has granted licenses. Revenues from this segment are derived mainly from management, marketing, license and service fees charged to the third party owners of these properties. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. The segments' operating income or losses and pretax profit or losses are after giving effect to management, marketing and service fees to the Company's owned and leased properties. Segment data for the three years ended December 31, 1998 follows:

Year ended December 31, 1998

                                            (in thousands)
                               -----------------------------------------
                                Owned &
                                 Leased      Management
                                 Hotels      Activities     Consolidated
                               ----------   ------------   -------------
Revenues                       $75,807       $6,233         $82,040
Operating income (loss)
  before depreciation and
  amortization expense          11,528         (250)         11,278
 Depreciation and
   amortization                 (5,275)        (413)         (5,688)
 Interest income
   (expense), net               (3,543)         596          (2,947)
 Other income                       --           16              16
                               -------      -------        --------
Segment pre-tax profit
  (loss)                         2,710          (51)          2,659
Segment assets                  90,477       16,126         106,603
Segment capital additions        7,587        1,021           8,608

Year ended December 31, 1997


                                            (in thousands)
                               -----------------------------------------
                                 Owned &
                                 Leased      Management
                                 Hotels      Activities     Consolidated
                               ----------   ------------   -------------
Revenues                       $61,083       $7,385         $68,468
Operating income (loss)
  before depreciation and
  amortization expense           8,647         (696)          7,951
 Depreciation and
   amortization                 (4,156)        (446)         (4,602)
 Interest income
   (expense), net               (2,594)         835          (1,759)
 Other income                       --           20              20
                               -------      -------        -------
Segment pre-tax profit
  (loss)                         1,897         (287)          1,610
Segment assets                  48,969       27,447          76,416
Segment capital additions        6,656          459           7,115

Year ended December 31, 1996

                                           (in thousands)
                              -----------------------------------------
                                Owned &
                                Leased      Management
                                Hotels      Activities     Consolidated
                              ----------   ------------   -------------
Revenues                       $56,410       $6,180         $62,590
Operating income (loss)
  before depreciation and
  amortization expense           6,895         (955)          5,940
 Depreciation and
   amortization                 (3,794)        (378)         (4,172)
 Interest income
   (expense), net               (1,852)       1,028            (824)
 Other income                       --          377             377
                                -------      -------        -------
Segment pre-tax profit           1,249           72           1,321
Segment assets                  45,626       23,345          68,971
Segment capital additions        7,122          634           7,756

      Segment assets for Management Activities in the information above include cash held in corporate accounts, and loans to and receivables from properties under management and license agreements.

      Segment data by geographic area of the Company's revenues, operating income and long-lived assets follows:

                             (in thousands)
                                Revenues
                  -----------------------------------
                     1998         1997         1996
                  ----------   ----------   ---------
United States      $75,133      $60,615     $56,597
Other                6,907        7,853       5,993
                   -------      -------     --------
Consolidated       $82,040      $68,468     $62,590
                   =======      =======     ========
                             Operating Income
                  -----------------------------------
                    1998         1997         1996
                  --------     --------     --------
United States      $ 5,811      $ 3,571     $ 3,452
Other                 (222)        (222)     (1,684)
                  --------     --------     --------
Consolidated       $ 5,589      $ 3,349     $ 1,768
                  ========     ========     ========
                             Long-lived Assets
                  -----------------------------------
                     1998         1997        1996
                   --------     --------    --------
United States      $68,213      $30,096     $29,185
Anguilla, BWI       13,285       13,885      12,745
Other                  450          450          --
                  --------     --------     --------
Consolidated       $81,948      $44,431     $41,930
                  ========     ========     ========

3. Long-Term Receivables and Advances

                                              (in thousands)
                                      ------------------------------
                                       December 31,     December 31,
                                           1998             1997
                                      --------------   -------------
Key Biscayne receivables (a)              $   --       $11,560
Sharm El Sheikh, Egypt (b)                 1,000         1,000
Cairo, Egypt, net of discount (c)            708           851
Other                                      1,174         1,268
                                          ------       -------
 Total long-term receivables               2,882        14,679
 Less: current portion                       347           383
                                          ------       -------
 Net long-term receivables                $2,535       $14,296
                                          ======       =======

(a) Various mortgage notes and loans with interest rates ranging from the prime rate (7-3/4% at December 31, 1998) to 14-1/2%, which were settled as a result of the acquisition of the Key Biscayne resort by the Company in July 1998 (see also Note 2 -- Operations).

--------------------------------------------------------------------------------

(b) This loan to the owner of the Sonesta Beach Resort, Sharm El Sheikh bears interest at the prime rate (7-3/4% at December 31, 1998) with repayment in seven annual installments of $142,857, together with interest, commencing January 1, 1999.

(c) The remaining balance of this loan, made in February 1997 to the owner of the Sonesta Hotel Cairo, will be repaid with one payment of $330,000 on March 1, 1999, and a final payment of $340,000 on March 1, 2000. There is no interest due during the term of the loan.

4. Borrowing Arrangements

      The Company has a $2,000,000 line of credit which expires on September 30, 1999. This line of credit bears interest at the prime rate (7-3/4% at December 31, 1998). The terms of the line require a certain minimum net worth, a minimum amount of unrestricted cash or available credit lines during part of each calendar year, and approval for additional borrowings by the Company. No amount was outstanding under this line at December 31, 1998.

      A subsidiary of the Company has a $5,000,000 line of credit which expires on December 31, 2000. The terms of the loan require certain minimum levels of earnings and net worth, limit cash dividends and purchases of the Company's stock, and specify a maximum defined debt to net worth ratio. The loan is secured by the Company's leasehold interest in the Royal Sonesta Hotel, New Orleans, and by a Company guaranty. The interest rate is prime less one-eighth percent (7-5/8% at December 31, 1998), and the commitment fee on the unused portion of the line is .65% per annum. No amount was outstanding under this line at December 31, 1998.

      There were no short-term borrowings during 1997. During 1998 and 1996 average short-term borrowings were approximately $15,000 and $875,000 at average interest rates of 8.5% and 8.3%, respectively. The maximum amounts of short-term borrowings outstanding during 1998 and 1996 were $772,000 and $4,640,000, respectively.

5. Long-Term Debt

                                                 (in thousands)
                                          ----------------------------
                                           December 31,   December 31,
                                               1998           1997
                                          -------------- -------------
Charterhouse of Cambridge Trust and
  Sonesta of Massachusetts Inc.:
 First mortgage note (a)                      $21,937       $ 22,416
Sonesta Beach Resort Limited
  Partnership:
 First mortgage note (b)                       23,859             --
Sonesta Hotels of Anguilla, Ltd:
 First mortgage note (c)                        5,790          6,190
 Note from Seller (d)                             800            800
Sonesta Curacao Hotel Corporation, N.V.:
 Bank term loan (e)                             2,000          2,000
Other                                             393             --
                                              -------       --------
                                               54,779         31,406
Less current portion of long-term debt          4,048          3,679
                                              -------       --------
Total long-term debt                          $50,731       $ 27,727
                                              =======       ========

(a) This loan is secured by a first mortgage on the Royal Sonesta Hotel Boston (Cambridge) property. This property is included in fixed assets at a net book value of approximately $24,153,000 at December 31, 1998. The interest rate on the loan is 8.86% for the term of the loan, and monthly payments for interest and principal are $203,802. The mortgage loan matures in December 2003, and no prepayments are allowed until January 2000.

(b) This loan was assumed by the Company in connection with the acquisition of the Sonesta Beach Resort Key Biscayne on July 1, 1998 (see Note 2 -- Operations). This loan is secured by a first mortgage on the acquired property, which is included in fixed assets at a net book value of approximately $36,115,000 at December 31, 1998. The principal balance of this loan is $22,431,000. The Company recorded an additional liability of $1,740,000 when it assumed the loan to reflect the fair market value of this liability based on its above market interest rate. This additional liability is being amortized as an adjustment to interest expense over the remaining life of the loan. The loan requires monthly interest payments based on a rate of 11.78% until March 1, 1999, and 12.78% from March 1, 1999 until the maturity date, which is October 1, 2000. Additional interest will become due in case the loan is not repaid on the scheduled maturity date. No provision for such payment is included in the accompanying consolidated balance sheets. No principal payments are due during the term of the loan.

(c) The loan is secured by a first mortgage on the Sonesta Beach Resort Anguilla property, and an assignment to the lender of the hotel's furniture, fixtures and equipment. The property is included in fixed assets at a book value of $13,285,000 at December 31, 1998. In addition, an amount of $1,900,000 is secured by a Company guaranty. The loan requires minimum principal payments of $725,000, $3,965,000 and $1,100,000 in the years 1999, 2000 and 2001, respectively. In addition, principal payments are required equal to 25% of the hotel's annual excess cash flow, as defined. The interest rate on the loan is LIBOR plus 2-1/4 percentage points. The interest rate at December 31, 1998 was 7.3%.

(d) This loan from the Seller of the Sonesta Beach Resort Anguilla was for a three year period ending November 28, 1998. The interest rate is 8% per annum. The Company has reduced this loan by $200,000 to which it is entitled under the agreements with the Seller, and has further rights to offset certain receivables from the Seller from this loan. Pending resolution of certain outstanding issues with the Seller of the resort, the Company has not repaid this loan on the maturity date (see Note 9 -- Legal Proceedings).

(e) This loan matured June 30, 1998, but was extended through March 31, 1999. No principal payments are required. The interest rate was 9-3/4% at December 31,

--------------------------------------------------------------------------------

   1998, and is subject to periodic review by the bank. The loan is secured by a Company guaranty, and by an assignment of the right to receive fees under the management agreement for the Sonesta Beach Hotel & Casino, Curacao.

      Aggregate principal payments for the next five years subsequent to December 31, 1998, are as follows:

Year       (in thousands)
--------   ---------------
  1999         $ 4,048
  2000          28,395
  2001           2,117
  2002             682
  2003          19,537

6. Stockholders' Equity

Basic Earnings per Share

      The following table sets forth the computation of basic earnings per share. As the Company has no dilutive securities, there is no difference between basic and diluted earnings per share of common stock:

                                    1998            1997            1996
                               -------------   -------------   -------------
Numerator:
 Net income                     $1,416,963     $ 932,600       $ 187,444
 Preferred stock dividends         (13,340)      (13,340)        (13,364)
                                ----------     ----------      ----------
Numerator for earnings per
  share                         $1,403,623     $ 919,260       $ 174,080
                                ==========     ==========      ==========
Denominator:
 Weighted number
  of shares outstanding          2,068,215     2,068,215       2,070,057
                                ==========     ==========      ==========
Earnings per share
  of common stock               $     0.68     $    0.44       $    0.09
                                ==========     ==========      ==========

Preferred Stock

      The 5% cumulative preferred stock is subject to redemption at $27.50 per share plus accrued dividends to the date of redemption. At December 31, 1998 and 1997, 395,535 shares were authorized, and 10,672 shares were outstanding. Preferred stock sinking fund requirements to December 31, 1998 have been satisfied by the exchange in prior years of common stock for preferred stock and by the purchase and retirement of preferred stock. No dividends on common stock may be declared or paid and no common stock may be purchased or redeemed, unless preferred stock sinking fund requirements are met.

7. Commitments and Contingencies

      A subsidiary of the Company purchased the Sonesta Beach Resort Anguilla in November 1995 (see Note 2--Operations). The hotel is located on 49 acres of land leased from the Government of Anguilla. There are 92 years remaining on the lease. In 1996, the same subsidiary of the Company entered into a 50 year lease for an additional two acres of beachfront land adjacent to the Anguilla hotel site. The Company operates the Royal Sonesta Hotel, New Orleans, Louisiana, under a lease. In September 1994 the Company exercised its first of three 10-year options to extend the lease. The lease requires payment of a percentage rent based on net profits, as defined. The Company leases space for its executive offices in Boston, Massachusetts, which lease will expire in 2004. The Company provides for rent expense on a straight line basis over the term of the lease. The Company is also committed, under various leases, for certain other property, equipment and real estate.

      Minimum fixed rentals, principally on real estate, payable subsequent to December 31, 1998 (exclusive of real estate taxes, insurance and other occupancy costs) are as follows:

                  (in thousands)
                 ---------------
                    Operating
                      Leases
                 ---------------
  Period
  ------
  1999               $   997
  2000                   843
  2001                   779
  2002                   783
  2003                   709
  Thereafter          10,860
                     -------
                     $14,971
                     =======

      Rentals charged to operations are as follows:

                                 (in thousands)
                         ------------------------------
                           1998       1997       1996
                         --------   --------   --------
Real Estate:
 Fixed rentals           $  981     $  935     $  813
 Percentage rentals
   based on defined
   operating profits      6,131      5,544      5,031
Other rentals                44         20         38
                         ------     ------     ------
                         $7,156     $6,499     $5,882
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

      The Company entered into agreements during 1997 to operate a hotel in Miami Beach, Florida. Under the current agreements, the Company is committed to loan up to $4,150,000 to the owner of the hotel. This loan will be funded once the hotel is substantially completed.

      The Company operates the Sonesta Beach Resort & Casino Curacao under a management agreement. The owner of the hotel has the right to terminate the agreement if the hotel does not achieve certain levels of operating income. For 1997, the hotel did not achieve the stipulated level of income, and the owner exercised its right to terminate the agreement. Based on its agreement, the Com-

--------------------------------------------------------------------------------

pany has to receive a termination fee of $1,875,073 before the termination becomes effective. This termination fee is calculated based on the equity investment of $2,000,000 the Company made in the hotel in 1994, less incentive fees earned during 1998 of $124,927.

      The Company has incentive compensation plans under which hotel profit bases, as established annually, must be achieved before any incentive compensation may be earned. The incentive compensation charged to operations was $1,446,600 in 1998, $1,047,700 in 1997 and $928,700 in 1996.

8. Pension and Benefit Plans

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

      The Company acquired Sonesta Beach Resort Key Biscayne on July 1, 1998 (see Note 2 -- Operations). The employees of the hotel were covered by a pension plan (the Key Biscayne Plan) which provides substantially the same benefits as the Company's Plan. The Key Biscayne Plan was merged with the Company's Plan on December 31, 1998. The cost of the Key Biscayne Plan has been included since July 1, 1998. The Key Biscayne Plan assets and projected benefit obligation are included in the Company's accrued pension liability at December 31, 1998.

      The following table sets forth the funded status of the Plan at December 31, 1998 and 1997:

                                                 (in thousands)
                                             -----------------------
                                                1998         1997
                                             ----------   ----------
Change in benefit obligation
Benefit obligation at beginning of year       $14,209      $12,317
Service cost                                      915          616
Interest cost                                   1,211          929
Obligation attributable to the Key Biscayne
  Plan assumed as of July 1, 1998               3,266           --
Actuarial loss                                  3,252        1,450
Benefits paid                                    (902)      (1,103)
                                               -------      -------
Benefit obligation at end of year              21,951       14,209
Change in plan assets
Fair value of plan assets at beginning
  of year                                      13,917       11,665
Actual return on plan assets                    2,808        3,067
Employer contribution                           1,471          288
Assets attributable to the Key Biscayne
  Plan assumed as of July 1, 1998               2,425           --
Benefits paid                                    (902)      (1,103)
                                               -------      -------
Fair value of plan assets at end of year       19,719       13,917
Projected benefit obligation in excess of
  Plan assets                                   2,232          292
Unrecognized actuarial gain (loss)               (247)       1,295
Unrecognized prior service cost                  (656)        (721)
Unrecognized transition asset                     616          705
                                               -------      -------
Accrued pension liability                      $1,945       $1,571
                                               =======      =======

      The Plan's assets include equity and fixed income securities, short-term investments and cash.

      Assumptions used to develop the pension costs were:

                                       1998         1997         1996
                                    ----------   ----------   ----------
Discount rate                          6.75%        7.00%        7.00%
Expected return on plan assets         8.50%        8.50%        8.50%
Rate of compensation increase          4.00%        4.00%        4.00%

      The Company's pension cost for the Plan was computed as follows:

                                                (in thousands)
                                       ---------------------------------
                                          1998        1997       1996
                                       -----------   --------   --------
Service cost                           $  915        $ 616      $ 606
Interest cost                           1,211          929        936
Expected return on plan assets         (1,192)        (947)      (920)
Amortization of prior service cost         65           65         65
Amortization of transition asset          (88)         (88)       (88)
Recognized actuarial loss                  93           53        172
                                       ------        -----      -----
Net periodic benefit cost              $1,004        $ 628      $ 771
                                       ======        =====      =====

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

      The Sonesta Beach Resort Key Biscayne, which the Company acquired on July 1, 1998, had a savings plan identical to the Company's Savings Plan, and the plans were merged on December 31, 1998.

9. Legal Proceedings

      A wholly-owned subsidiary of the Company, Sonesta Hotels of Anguilla Limited ("SHAL"), and two executive officers of the Company were named as defendants in a lawsuit filed in October 1997 in Anguilla, B.W.I., by the former owner of Sonesta Beach Resort Anguilla, which SHAL purchased in November 1995, and the principals of that entity. The Statement of Claim in this lawsuit, which was substantially amended in January 1998, alleges, inter alia, that the defendants have not complied with certain "implied terms" of the agreements between them and with the terms of an alleged oral agreement. The plaintiffs in this action are seeking relief from their contractual obligations, entitlement to certain financial benefits, and certain equitable relief. In late February 1998 defendants filed a "Defense and Counterclaim" to plaintiffs' "Amended Statement of Claim". As part of its counterclaim SHAL is seeking offsets against amounts otherwise owed to the former owner, specifically a loan of $1,000,000 that matured in 1998. In light of its numerous claims against the former owner, SHAL has made no payments on account of that

--------------------------------------------------------------------------------

loan since 1996. The parties have engaged in settlement discussions which to date have not been fruitful. In the absence of a settlement SHAL intends to vigorously defend against this action, and to vigorously prosecute its counterclaims, and expects a favorable outcome.

      The Company is from time to time subject to routine litigation incidental to its business, and generally covered by insurance. The Company believes that the results of such litigation will not have a materially adverse effect on the Company's financial condition.

10. Income taxes

     The table below allocates the Company's income tax expense (benefit) based upon the source of income:

                                                                                      (in thousands)
                                                                    1998                  1997                   1996
                                                            -------------------- ---------------------- -----------------------
                                                             Domestic   Foreign   Domestic    Foreign    Domestic     Foreign
                                                            ---------- --------- ---------- ----------- ---------- ------------
Income (loss) before income taxes                             $3,053    $ (394)    $2,252     $  (642)    $4,174     $ (2,853)
                                                              ======    ======     ======     =======     ======     ========
Federal, foreign and state income tax provision (benefit):
 Current federal income tax (benefit)                         $  826    $  (91)    $  470     $  (230)    $1,128     $   (440)
 State and foreign taxes, principally current                    317       165        172          86        285          178
 Deferred federal income tax (benefit)                           120       (95)       260         (81)       228         (245)
                                                              ------    ------     ------     -------     ------     --------
                                                              $1,263    $  (21)    $  902     $  (225)    $1,641     $   (507)
                                                              ======    ======     ======     =======     ======     ========

     A reconciliation of net tax expense applicable to income before provision for income taxes at the statutory rate follows:

                                                                            (in thousands)
                                                                   --------------------------------
                                                                      1998       1997        1996
                                                                   ---------   --------   ---------
Expected provision for taxes at statutory rate                      $  904      $ 547      $  449
State income taxes, net of federal benefit                             209        114         188
Foreign income taxes, net of federal benefit                           109         57          --
Tax on foreign losses, not deductible for federal income taxes          --         --         459
Other                                                                   20        (41)         38
                                                                    ------      -----      ------
                                                                    $1,242      $ 677      $1,134
                                                                    ======      =====      ======

     Deferred tax expense (benefits) result from temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes. The source of these differences and their tax effects are as follows:

                                                                             (in thousands)
                                                                   ----------------------------------
                                                                      1998       1997         1996
                                                                   ---------   --------   -----------
Losses from foreign subsidiary, not reported for tax purposes       $   --      $  --       $  (240)
Tax depreciation more than book depreciation                           119         26           107
Pension contribution more (less) than pension expense                 (298)       174          (164)
Tax deductible interest payments in excess of interest expense         101         --            --
Other temporary differences                                            103        (22)          281
                                                                    ------      -----       -------
                                                                    $   25      $ 178       $   (16)
                                                                    ======      =====       =======

--------------------------------------------------------------------------------

     Temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities that give rise to significant portions of deferred income taxes at December 31, 1998 and 1997 relate to the following:

                                                                                                 (in thousands)
                                                                                             -----------------------
                                                                                                1998         1997
                                                                                             ----------   ----------
Current deferred tax asset
 Expenses accrued but deferred for tax purposes                                                $  348      $   351
                                                                                               ------      -------
Current deferred tax asset                                                                     $  348      $   351
                                                                                               ======      =======
Long-term deferred tax liabilities (assets)
 Depreciation book tax difference                                                              $5,304      $ 3,524
 Pension expense in excess of contributions                                                      (574)        (146)
 Expenses accrued but deferred for tax purposes                                                  (151)        (162)
 Losses from foreign subsidiary, not currently deductible                                        (680)        (680)
 Interest accrued but deferred for tax purposes                                                  (449)          --
 State tax benefits of $550,000 ($590,000 in 1997) from net operating loss carry-forwards,
  net of valuation allowances                                                                      --           --
 Other                                                                                            (47)         (42)
                                                                                               ------      -------
Deferred tax liability                                                                         $3,403      $ 2,494
                                                                                               ======      =======

     At December 31, 1998 and 1997, the Company had state net operating loss carry-forwards of approximately $5,800,000 and $6,500,000, respectively, for income tax purposes. Of the total carry-forwards available at December 31, 1998, approximately $1,000,000, $400,000, $1,800,000, $2,000,000 and $600,000
expire in the years 1999 through 2003, respectively. For financial reporting purposes valuation allowances of $550,000 and $590,000 have been recognized at December 31, 1998 and 1997, respectively, to offset the deferred tax assets related to those carry-forwards.

     Unremitted foreign earnings on which no deferred taxes have been provided approximated $900,000 at December 31, 1998 and 1997. Deferred taxes of approximately $306,000 would have been provided had the earnings not been permanently invested overseas.

     In connection with the July 1, 1998 acquisition of the Sonesta Beach Resort Key Biscayne, the Company recognized a net deferred tax liability of $902,527 (see Note 2 -- Operations).

SONESTA INTERNATIONAL HOTELS CORPORATION
Executive Offices, John Hancock Tower, 200 Clarendon Street
Boston, Massachusetts 02116 (617) 421-5400 Fax 421-5402

------------------------------------------------------------------------------------------------------------------------------------
SONESTA DIRECTORS

George S. Abrams(2)                    Paul Sonnabend(1)                          Roger P. Sonnabend(1)
Winer & Abrams                         Chairman of the Executive                  Chairman of the Board and
Attorneys at Law                       Committee and Chief Financial              Chief Executive Officer,
                                       Officer, Sonesta International             Sonesta International
                                       Hotels Corporation                         Hotels Corporation
Vernon R. Alden(2)(3)
Director and Trustee of                Peter J. Sonnabend                         Stephen Sonnabend
Several Organizations                  Vice Chairman, General Counsel             Senior Vice President,
                                       & Secretary, Sonesta                       Sonesta International
                                       International Hotels Corporation           Hotels Corporation
Joseph L. Bower(1)(2)(3)
Professor, Harvard                     Stephanie Sonnabend                        Jean C. Tempel(3)
Business School                        President, Sonesta International           Special Limited Partner, TL Ventures
                                       Hotels Corporation

(1)Member Executive Committee          (2)Member Audit Committee                  (3)Member Compensation Committee

------------------------------------------------------------------------------------------------------------------------------------
SONESTA OFFICERS

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

------------------------------------------------------------------------------------------------------------------------------------

SONESTA HOTELS AND OTHER OPERATIONS

Royal Sonesta Hotel                    Sonesta Beach Resort                       Sonesta St. George Hotel,
Boston (Cambridge),                    Sharm el Sheikh, Egypt(2)                  Luxor, Egypt(2)
Massachusetts(1)
                                       Sonesta Club                               Sonesta Beach Resort
Royal Sonesta Hotel                    Sharm el Sheikh, Egypt(2)                  Nuweiba, Egypt(2)
New Orleans, Louisiana(1)                                                         (Opening 1999)
                                       Sonesta Hotel
Sonesta Beach Resort                   Cairo, Egypt(2)                            Sonesta Taba Resort & Casino
Key Biscayne, Florida(1)                                                          Taba, Egypt(2)
                                       Sonesta Hotel                              (Opening Fall 1999)
Sonesta Beach Resort                   Port Said, Egypt(2)
Anguilla, B.W.I.(1)                                                               Sonesta Beach Plaza Hotel
                                       Sonesta Paradisio Hotel                    Manama, Bahrain(2)
Chateau Sonesta Hotel                  El Gouna, Egypt(2)                         (Opening 2000)
New Orleans, Louisiana(2)
                                       Sonesta Nile Goddess Cruise Ship           Aruba Sonesta Resort & Casino
Sonesta Beach Resort                   Cairo, Egypt(2)                            Oranjestad, Aruba(3)
Southampton, Bermuda(2)
                                       Sonesta Sun Goddess Cruise Ship            Aruba Sonesta Suites & Casino
Sonesta Beach Resort & Casino          Cairo, Egypt(2)                            Oranjestad, Aruba(3)
Curacao, Netherlands Antilles(2)
                                                                                  Sonesta Lima Hotel El Olivar
Sonesta Sasson Resort Hotel &                                                     Lima, Peru(3)
Condominiums
Miami Beach, Florida(2)
(Opening 2000)

(1)Owned or Leased                     (2)Operated under Management Agreement     (3)Licensed

For reservations, call toll free 800-SONESTA (800-766-3782)
------------------------------------------------------------------------------------------------------------------------------------

INDEPENDENT AUDITORS
Ernst & Young LLP, 60 State Street, Boston, Massachusetts 02109

TRANSFER AGENT AND REGISTRAR
American Stock Transfer, 400 Wall Street, 46th Floor, New York, NY 10005