Form 10-K, Exhibit 13
period 1999-12-31
SONESTA INTERNATIONAL HOTELS CORP
filed 2000-03-29
CIK 91741

FRONT COVER

This year's cover offers an ocean view from our Sonesta Beach Resort Key Biscayne, one of South Florida's premier resorts.

REPORT TO SHAREHOLDERS
--------------------------------------------------------------------------------

      Sonesta Hotels and Resorts had another strong year in 1999. Results were enhanced by approximately $3.9 million of non-recurring income related to the Company's management activities.

      Results for 1999 reflect a full year ownership of Sonesta Beach Resort Key Biscayne, which the Company acquired in July 1998. This hotel was managed by the Company prior to that date. The resort did very well in 1999. The renovation program we announced following acquisition of the resort continued throughout the year. In 2000, we expect to complete renovation of all guestrooms, enhance the hotel's lobby and build a new spa and fitness center. Sonesta Key Biscayne is generally recognized as one of South Florida's premier resorts, and the significant investment we are making in the property will ensure that its stature continues to grow.

      Royal Sonesta Hotel Boston (Cambridge) also had a record year. We are currently completing the last phase of guestroom renovations. Renovations at this property began three years ago and have included all guestrooms, enhanced HVAC systems, and upgraded property management systems. The Hotel now offers guests high-speed Internet access. This property also enjoys the reputation of being one of Boston's most desirable banqueting venues.

      The outstanding performance of Royal Sonesta Hotel New Orleans continues. In 1999, the hotel maintained its status as one of the city's average rate and occupancy leaders. Renovations will begin this summer on 100 guestrooms, and will include bathroom upgrades.

      Chateau Sonesta Hotel New Orleans, which opened in 1995, continues to develop its own character. The hotel benefits from its outstanding location between the French Quarter and Canal Street.

      Sonesta Beach Resort Anguilla experienced improved results compared to previous years until Hurricane Lenny damaged the hotel in November 1999. The resort reopened on February 10, 2000. Anguilla, which boasts some of the most beautiful beaches and exciting restaurants in the world, continues to suffer from low awareness and limited air service.

      Sonesta Beach Resort Bermuda suffered loss of business due to weather that both deterred and prevented guests from reaching the island. Bermuda continues to be a challenging place to do business, even though it still offers a wonderful vacation experience only two hours from several major east coast U.S. cities.

      We are excited about the results reported for 1999 by our Egyptian hotels, which we operate under various management agreements. Sonesta Hotel Cairo completed the renovations of all guestrooms, and the hotel is in wonderful condition. Sonesta Beach Resort Sharm El Sheikh benefited from the addition of 180 new guestrooms and a new swimming pool. Similarly, the rooms inventory increased at Sonesta Club. Despite significant competition from new hotels in Sharm El Sheikh, both Sonesta properties are in great demand because of their outstanding locations, superior facilities, and high level of personal service. Both of our Nile cruise ships are in excellent condition and are known for being among the best ships on the Nile. Sonesta Hotel Port Said is completing its guestroom renovation program. Sonesta St. George Hotel Luxor enjoys the reputation of being one of that destination's best hotels: its location on the banks of the Nile, looking west to the cliffs by the Valley of the Kings and Queens, is one of the most spectacular anywhere in Egypt.

      Our two licensed properties in Aruba continue to do well. The owner of the Aruba Sonesta Resort and Aruba Sonesta Suites has invested a considerable amount to create new facilities and exciting products. Aruba, of course, continues to be one of the most successful of the destination resort islands in the Caribbean.

      In 1999, the Company expanded its presence in Peru. In addition to Sonesta Lima Hotel El Olivar, which was flagged as a Sonesta property in March, 1999, we have added five Sonesta posadas--small hotels, each offering deluxe accommodations in Puno, Cuzco, Yucay and Lima. In April 1999, the Company entered into a master franchise relationship with a hotel owner/developer in Italy. Sonesta Resort and Country Club opened in Tuscany in September 1999. We recently reached agreement to add two additional Sonesta licensed properties in Tuscany.

      The Company's expansion plans for 2000 will focus on the United States as we seek opportunities to acquire hotels, reposition existing properties, or operate additional hotels under management contracts. In order to fund this expansion activity, we are in the process of refinancing our Boston (Cambridge) and Key Biscayne hotels, and expect to complete this refinancing effort shortly.

      If you would like additional information about Sonesta hotels, cruise ships, or posadas--or about the Company generally--please visit our Web site at sonesta.com.

      We appreciate the continued interest and support of you, our shareholders, and of our hotel owners, guests, partners, and employees.


/s/ Roger P. Sonnabend

Roger P. Sonnabend
Chairman of the Board and Chief Executive Officer


/s/ Stephanie Sonnabend

Stephanie Sonnabend
President

March 10, 2000

SONESTA INTERNATIONAL HOTELS CORPORATION

5-YEAR SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

(In thousands except for per share data)

                                                           1999          1998 (1)        1997         1996         1995
                                                       ----------        --------     -------       --------     --------
Revenues .........................................     $  101,296        $ 82,040     $68,468       $ 62,590     $ 55,840
Operating income .................................          9,686           5,589       3,349          1,768        2,659
Net interest expense .............................         (3,857)         (2,946)     (1,758)          (825)        (823)
Equity in net loss of hotels .....................             --              --          --            (89)        (656)
Gain on sales of assets ..........................             46              15          22            213          548
Other ............................................          4,048(2)            1          (3)           254          828
                                                       ----------        --------     -------       --------     --------
Income before income taxes .......................          9,923           2,659       1,610          1,321        2,556
Federal, foreign and state income tax provision
 (benefit) .......................................          3,590           1,242         677          1,134         (219)
                                                       ----------        --------     -------       --------     --------
  Net income .....................................     $    6,333        $  1,417     $   933       $    187     $  2,775
                                                       ==========        ========     =======       ========     ========
Per share of common stock:
Basic and diluted earnings .......................     $     1.61        $    .34     $   .22       $    .04     $    .67
                                                       ==========        ========     =======       ========     ========
Cash dividends declared ..........................     $      .18        $    .15     $   .15       $    .15     $    .15
                                                       ==========        ========     =======       ========     ========
Working capital deficit ..........................     $  (26,943)(3)    $ (4,767)    $(5,802)      $ (5,044)    $ (5,834)
Net property and equipment .......................         84,202          81,948      44,431         41,930       38,362
Total assets .....................................        107,518         106,603      76,416         68,971       69,240
Long-term debt and capitalized lease
 obligations including currently payable
 portion .........................................         50,329          54,779      31,456         24,801       26,293
Redeemable preferred stock .......................            294             294         294            294          294
Common stockholders' equity ......................         26,088          24,233      23,450         23,152       23,626
Common stockholders' equity per share ............           7.02            5.86        5.67           5.60         5.70
Total revenues including hotels operated under
 management contracts ............................        177,588         169,238     173,093        163,765      144,002
Common shares outstanding at end of year .........          3,715           4,136       4,136          4,136        4,142

(1) Gives effect to the acquisition of Sonesta Beach Resort Key Biscayne on July 1, 1998.

(2) Includes non-recurring income of $3,875,000 (see Note 2--Operations).

(3) Includes first mortgage note on Key Biscayne property, which the Company expects to refinance before the scheduled maturity date of October 1, 2000.

Market price data for the Company's common stock showing high and low prices by quarter for each of the last two years is as follows:

                             NASDAQ Quotations
                   -------------------------------------
                          1999                1998
                   ------------------   ----------------
                     High       Low       High      Low
                   --------   -------   -------   ------
First ..........   6 1/2      5         7 1/2      6 1/2
Second .........   6 19/32    4 5/16    6 3/4      5 7/16
Third ..........   8 5/8      6 3/8     7 3/4      6 1/16
Fourth .........   8 1/16     6 3/8     7 5/16     6 3/8

The Company's common stock trades on the NASDAQ Stock Market under the symbol SNSTA. As of February 23, 2000 there were 514 holders of record of the Company's common stock. The Company completed a two for one common stock split in July 1999 (see Note 6--Stockholders' Equity).

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

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------

      The Company's consolidated financial statements include the revenues, expenses, assets and liabilities of the Royal Sonesta Hotel, Boston (Cambridge), the Sonesta Beach Resort Anguilla, B.W.I., the Royal Sonesta Hotel, New Orleans, and, effective July 1, 1998, the Sonesta Beach Resort Key Biscayne. The Boston (Cambridge), Anguilla and Key Biscayne properties are owned by the Company, and the New Orleans hotel is operated under a long-term lease. The Sonesta Beach Resort Key Biscayne was acquired by the Company on July 1, 1998. Before that date, this hotel was operated by the Company under a management agreement. The financial statements also include the revenues and expenses from the management of properties located in the United States, Bermuda, Caribbean and Egypt.

Results of Operations

Revenues

                                          TOTAL REVENUES
                                          (in thousands)
                              ---------------------------------------
                               NO. OF
                               ROOMS      1999       1998      1997
                              ------- ----------- --------- ---------
Sonesta Beach Resort
  Anguilla, BWI                 100    $  4,190    $ 4,253   $ 4,071
Sonesta Beach Resort
  Key Biscayne                  300      28,129     10,821        --
Royal Sonesta Hotel Boston
  (Cambridge)                   400      29,240     27,602    25,521
Royal Sonesta Hotel
  New Orleans                   500      34,959     33,131    31,491
Management and service
  fees and other revenues                 4,778      6,233     7,385
                                       --------    -------   -------
  Total revenues                       $101,296    $82,040   $68,468
                                       ========    =======   =======

      1999 versus 1998: Total revenues in 1999 were $101,296,000 compared to $82,040,000 in 1998, an increase of approximately $19,256,000. The Company acquired the Sonesta Beach Resort Key Biscayne on July 1, 1998. Before July 1, 1998, this hotel was operated under a management agreement. Revenues of the Key Biscayne hotel were $28,129,000 in 1999 compared to $25,738,000 during the whole year of 1998, primarily due to a 9% increase in revenue per available room ("REVPAR") and a 7% increase in food and beverage revenues. Revenues at the Royal Sonesta Hotel Boston (Cambridge) increased by $1,638,000, mainly due to an 8% increase in average room rate coupled with a slight increase in occupancy. Royal Sonesta New Orleans increased revenues by $1,828,000 in 1999 compared to 1998. REVPAR at the New Orleans hotel increased by 7% compared to 1998, and food and beverage revenues increased by 5% because of higher occupancy levels achieved in 1999. Revenues at Sonesta Beach Resort Anguilla in 1999 decreased by $63,000 compared to 1998. This was due to the loss of revenues of approximately $800,000 in November and December 1999 as a result of the closure of the resort on November 17, 1999 due to damage done by Hurricane Lenny. This loss of income is covered by insurance, and management has filed a claim to recover this income. The resort reopened for full business operations on February 10, 2000. Revenues from management activities decreased by $1,455,000 in 1999 compared to 1998. The 1998 revenues included fee income of $669,000 from Sonesta Beach Resort Key Biscayne, which was operated by the Company under a management agreement until its acquisition on July 1, 1998. The 1998 revenues also included a cancellation fee of $335,000 in connection with the termination of a license agreement for a hotel in Santiago, Chile, and additional income of $407,000 for previously deferred fees from Chateau Sonesta Hotel New Orleans. In addition, the 1998 revenues included approximately $344,000 of service fees from managed hotels to an in-house advertising agency, whose function was outsourced as of January 1, 1999, and a full year's fee income from Sonesta Beach Hotel & Casino Curacao, which was operated by the Company under a management agreement until June 1, 1999. The above decreases in income were partially offset by increases in fees of $719,000 from the Company's managed hotels in Egypt. Business in Egypt recovered in 1999 from a downturn in tourism that followed the terrorist attack in Luxor in November 1997.

      1998 versus 1997: Total revenues in 1998 were $82,040,000 compared to $68,468,000 in 1997, an increase of approximately $13,572,000. Revenues of Sonesta Beach Resort Key Biscayne, which the Company acquired on July 1, 1998, were $10,821,000 for the period July 1 to December 31, 1998. Revenues of the Key Biscayne hotel during the period July 1 to December 31, 1997, when the hotel was operated by Sonesta under a management agreement, were $11,555,000. The hotel's 1998 revenues were adversely affected by a forced evacuation in September 1998 due to Hurricane Georges (which caused no damage to the hotel), and because of lower group and convention business due to the renovation of the hotel's pool area during the third quarter. The Royal Sonesta Hotel Boston (Cambridge) had an increase in revenues of approximately $2,081,000 in 1998 compared to 1997, due to an 11% increase in the hotel's average room rate, and a 9% increase in food and beverage revenues, primarily because of increased banquet business. Revenues at the Royal Sonesta Hotel New Orleans increased by $1,640,000 during 1998 compared to 1997, mainly because of a 4% increase in average room rate. The Company's Sonesta Beach Resort Anguilla had an increase in revenues of $182,000 in 1998 compared to 1997. A substantial increase in average room rate of 23% at the resort was partially offset by a slightly lower occupancy, and by a decrease in food and beverage revenues because the hotel leased out one of its two restaurants. Revenues from management activities and other sources decreased by $1,152,000 in 1998 compared to 1997. Fee income from the Company's Egyptian operations decreased by $939,000 in 1998 compared to 1997. Business levels in Egypt suffered from the effects of the November 1997 terrorist attack in Luxor. The Company's management fee income from Sonesta Key Biscayne decreased by

--------------------------------------------------------------------------------

$471,000 in 1998, because of the acquisition of this property on July 1, 1998. The decrease in fee income from Egypt and Key Biscayne was partially offset by a termination fee of $335,000 the Company received in 1998 for agreeing to cancel the license agreement for a hotel in Santiago, Chile, and the recognition of additional fee income of $408,000 for previously deferred fees from Chateau Sonesta Hotel New Orleans. The Company became entitled to these fees because the hotel's profits have been sufficient to meet all the owner's obligations from the time the hotel opened in April 1995.

Operating Income

                                                OPERATING INCOME/(LOSS)
                                                     (in thousands)
                                       --------------------------------------
                                        1999           1998           1997
                                       -------        -------        --------
Sonesta Beach Resort Anguilla, BWI     $(1,592)       $(1,192)       $(1,803)
Sonesta Beach Resort Key
  Biscayne                               4,175           (101)            --
Royal Sonesta Hotel Boston
  (Cambridge)                            6,165          5,319          4,366
Royal Sonesta Hotel New Orleans          2,329          2,227          1,928
                                       -------        -------        -------
Operating income from hotels after
  management and service fees           11,077          6,253          4,491
Management activities and other         (1,391)          (664)        (1,142)
                                       -------        -------        -------
  Operating income                     $ 9,686        $ 5,589        $ 3,349
                                       =======        =======        =======

      1999 versus 1998: Operating income in 1999 was $9,686,000 which represented an increase of $4,097,000 compared to 1998 operating income of $5,589,000. Operating income of Sonesta Beach Resort Key Biscayne, which the Company acquired on July 1, 1998, was $4,175,000 during 1999. Included in the 1998 results was an operating loss of $101,000 for the period July 1 to December 31, 1998. This loss was not representative of a full year's operations due to the seasonal nature of the hotel's business. Operating loss at Sonesta Beach Resort Anguilla in 1999 increased by $400,000 compared to 1998, due to the loss of revenue of approximately $800,000 in November and December of 1999 as a result of the closure of the hotel on November 17, 1999, due to damage sustained by Hurricane Lenny. The Company's insurance policy covers loss of profits, but no such income has been recorded in 1999 pending the resolution of the insurance claim. The hotel resumed full business operations on February 10, 2000. Operating income at the Royal Sonesta Hotel Boston (Cambridge) increased by $846,000 to $6,165,000 during 1999, due to increased revenues of $1,638,000, partially offset by an increase in expenses of $792,000, of which $243,000 was due to increased depreciation expense as a result of major refurbishments at the hotel in the past three years. Operating income at Royal Sonesta Hotel New Orleans increased $102,000 to $2,329,000 in 1999. Increased revenues of $1,828,000 were offset by increases in expenses, mainly in cost and operating expenses of $471,000, sales and marketing expenses of $209,000, and by increased rent expense of $780,000. The rent expense is based on a percentage of profits as defined in the lease under which the Company operates the hotel. Operating loss from management and other activities, which is computed after giving effect to management, marketing, and service fees to owned and leased hotels, increased by $727,000 in 1999 compared to 1998. This was primarily caused by the fact that 1998 income included a cancellation fee of $335,000 in connection with the termination of a license agreement for a hotel in Santiago, Chile, and the receipt in 1998 of $407,000 for previously deferred fees from Chateau Sonesta Hotel New Orleans.

      1998 versus 1997: Operating income in 1998 was $5,589,000 compared to $3,349,000 in 1997, an increase of approximately $2,240,000. The Company's Royal Sonesta Hotel Boston (Cambridge) had an increase in operating income of $953,000, because of an increase in revenues of $2,081,000, partially offset by increased expenses of $1,128,000, primarily cost and operating and depreciation expense. The increase in depreciation expense resulted from extensive renovations and refurbishments to the hotel's guest rooms and other facilities. The operating loss at Sonesta Beach Resort Anguilla during 1998 compared to 1997 decreased by $611,000, because of increased room revenues and a decrease in operating expenses due to the fact that the resort leased out one of its two restaurants. The Royal Sonesta Hotel New Orleans had an increase in operating income of $299,000, because of an increase in revenues of $1,640,000, partially offset by increased expenses in 1998 of $1,341,000. The increase in expenses consisted mainly of increased operating expenses, and an increase of $587,000 in percentage rent due under the lease under which the Company operates the hotel. The Sonesta Beach Resort Key Biscayne, acquired by the Company on July 1, 1998, had an operating loss of $101,000 during the second half of 1998. This loss is not indicative of a full year's operations due to the seasonal nature of the hotel's business. In addition, this result was adversely affected by the loss of business from the forced evacuation of the hotel because of the threat of Hurricane Georges in September 1998, and by reduced group and convention business due to the extensive renovation of the hotel's pool area during the third quarter. Operating loss from management and other activities decreased by $478,000 during 1998 compared to 1997. Lower corporate office expenses, additional fee income of $335,000 from Sonesta Santiago, Chile, and $407,000 from Chateau Sonesta New Orleans offset the loss of fee income during 1998 from the Company's Egyptian operations.


Other Income and Deductions

      Included in Other income in 1999 is a termination fee of approximately $1,875,000 which the Company received in connection with the June 1, 1999 cancellation of the management agreement under which the Company operated the Sonesta Beach Resort & Casino, Curacao. Also included in Other income for 1999 is a supplemental fee of $2,000,000 from Sonesta Beach Resort Bermuda, which

--------------------------------------------------------------------------------

the Company continues to operate under a management agreement (see also Note 2--Operations).

      Sonesta Beach Resort Anguilla sustained damage in November 1999 when Hurricane Lenny struck the island. The Company has reached agreement with its insurance carrier regarding its claim for building damages and loss of personal property, and included in Other receivables is $639,000 for the net insurance proceeds. Since the book values of the assets destroyed were less than the proceeds from insurance, the Company recorded a gain from casualty of $181,000. The Company is also entitled to recover lost income under its insurance policy, but no such income has been recorded at December 31, 1999. The resort reopened for full business operations on February 10, 2000.

      Interest expense in 1999 increased by $738,000 compared to 1998, and interest expense in 1998 increased by $998,000 compared to 1997. This was caused by interest expense incurred of $2,052,000 in 1999 and $1,025,000 in 1998 on a mortgage loan the Company assumed in connection with the acquisition of the Sonesta Beach Resort Key Biscayne on July 1, 1998.

      Interest income decreased by $172,000 in 1999 compared to 1998, mainly due to interest of $275,000 included in the first six months of 1998 from receivables due from the previous owner of Sonesta Beach Resort Key Biscayne. These receivables were settled when the Company acquired the hotel on July 1, 1998. This decrease was partially offset by increases in interest income from the Company's loans to Sonesta Beach Resort Sharm El Sheikh and by interest received from Sonesta Beach Resort & Casino, Curacao. Interest income in 1998 decreased by $190,000 compared to 1997, due to a $275,000 reduction in interest earned in 1998 compared to 1997 on loans from Sonesta Beach Resort Key Biscayne, which were settled when the Company acquired the resort on July 1, 1998. This decrease was partially offset by higher income earned on the Company's cash balances.


Federal, State and Foreign Income Taxes

      The 1999 and 1998 tax expenses are higher than the statutory rate primarily due to the provision for state taxes on the Company's profits from its operations in Louisiana, Florida and Massachusetts.


Liquidity and Capital Resources

      The Company had cash and cash equivalents of approximately $7,876,000 at December 31, 1999. The Company has $7,000,000 available under two lines of credit (see Note 4--Borrowing Arrangements). No amounts were outstanding under these lines at December 31, 1999.

      The Company had a working capital deficit of approximately $26,943,000 at December 31, 1999. Included in current liabilities is the fair value of the first mortgage note of $23,049,000 on the Company's hotel in Key Biscayne, Florida, which matures on October 1, 2000. The Company is currently working on refinancing this loan and, considering the resort's history of substantial cash flows, foresees no difficulty in arranging such replacement financing. Also included in current liabilities is accrued percentage rent of approximately $6,910,000 for the year ending December 31, 1999, related to the Royal Sonesta Hotel New Orleans, which is operated by the Company under a long-term lease. This rent is payable at the end of March 2000, and will be paid from the Company's available cash balances, and borrowings under its lines of credit, if needed.

      On July 1, 1999, the Company paid $3,772,800 related to a treasury stock purchase (see also Note 6 --Stockholders' Equity).

      The Company acquired cash of $3,456,000 with the acquisition of the Sonesta Beach Resort Key Biscayne on July 1, 1998. It also assumed a mortgage note payable in this transaction with a fair value of $24,171,000 at July 1, 1998 (see Note 2--Operations).

      In addition to normal capital replacements, approximately $2,700,000 was spent in 1999 on improvements at the Company's Sonesta Beach Resort Key Biscayne. These improvements included guest room and bathroom renovations, elevator modernization, and replacement of property management systems.

      In January 1997 the Company refinanced the mortgage loan on the Royal Sonesta Hotel Boston (Cambridge). The net proceeds of this refinancing were approximately $5,357,000. During the years 1997 through 1999, an amount of approximately $6,600,000 was spent on improvements to the hotel.

      Company management believes that its present cash balances plus its available borrowing capacity are more than adequate to meet its cash requirements for 2000 and beyond.


Year 2000 Compliance

      The Year 2000 compliance issue concerned the inability of computer systems to accurately perform their functions after December 31, 1999, which could have had a negative impact on the operations of the Company's hotels and corporate office. The Company successfully addressed these issues, and experienced no disruptions to its operations. Similarly, no disruptions were experienced as a result of Year 2000 issues experienced by vendors and other parties with which the Company has relationships that are critical to its operations.


      The Company considered the costs related to Year 2000 issues not to be material. Management will continue to monitor any Year 2000 issues that may come up and which could have a potential negative impact on its operations.

--------------------------------------------------------------------------------

Market Risk

      The Company is exposed to market risk from changes in interest rates and foreign exchange rates. The Company uses fixed rate debt and debt with variable interest rates to finance the ownership of its properties. The table that follows summarizes the Company's debt obligations outstanding as of December 31, 1999. This information should be read in conjunction with Note 5--Long-Term Debt.


Short and Long Term Debt at December 31, 1999 (in thousands):

                             2000       2001       2002       2003       Total      Fair Value
                          ---------   --------   -------   ---------   ---------   -----------
Principal amount due       $23,547     $6,020      $681     $19,537     $49,785      $50,329
Average interest rate       10.54%      8.68%     8.87%      8.87%

Selected Quarterly Financial Data

     Selected quarterly financial information for the years ended December 31, 1999 and 1998 are as follows:


                                                  (in thousands except for per share data)
                                                                    1999
                                                ---------------------------------------------
                                                  1st          2nd         3rd         4th
                                                --------     --------    -------     --------
Revenues                                        $ 26,630     $ 26,379    $21,880     $ 26,407
Operating income                                   3,689        2,817        734        2,446
Net income (loss)                                  1,662        3,657       (227)       1,241
Net income (loss) per share of common stock     $   0.40     $   0.88    $ (0.06)    $   0.33

     Included in net income in the second quarter of 1999 is non-recurring other income of $3,875,000 (see Note 2--Operations).

                                                                         1998
                                                  ---------------------------------------------------
                                                     1st            2nd           3rd           4th
                                                  --------       --------      -------       --------
Revenues                                          $ 18,008       $ 20,088      $19,094       $ 24,850
Operating income                                       792          2,370            5          2,422
Net income (loss)                                      136          1,165         (815)           931
Net income (loss) per share of common stock       $   0.03       $   0.28      $ (0.19)      $   0.22

SONESTA INTERNATIONAL HOTELS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

For the three years ended December 31, 1999

                                                                1999               1998             1997
                                                            -----------        ------------     ------------
Revenues:
 Rooms ...................................................  $62,245,632        $ 48,462,302     $ 39,864,616
 Food and beverage .......................................   26,184,867          20,710,199       16,423,045
 Management, license and service fees ....................    4,679,265           6,197,785        6,884,440
 Parking, telephone and other ............................    8,185,841           6,669,603        5,295,948
                                                            -----------        ------------     ------------
                                                            101,295,605         82,039,889       68,468,049
                                                            -----------        ------------     ------------
Costs and expenses:
 Costs and operating expenses ............................   42,336,436          34,188,515       28,035,454
 Advertising and promotion ...............................    7,761,614           6,166,645        5,520,283
 Administrative and general ..............................   15,723,768          13,851,373       12,653,368
 Human resources .........................................    2,028,417           1,741,782        1,607,143
 Maintenance .............................................    6,831,662           6,105,482        5,016,595
 Rentals .................................................    7,885,165           7,156,291        6,499,015
 Property taxes ..........................................    2,068,556           1,552,485        1,184,700
 Depreciation and amortization ...........................    6,974,349           5,688,319        4,602,317
                                                            -----------        ------------     ------------
                                                             91,609,967          76,450,892       65,118,875
                                                            -----------        ------------     ------------
Operating income .........................................    9,685,638           5,588,997        3,349,174
                                                            -----------        ------------     ------------
Other income (deductions):
 Interest expense ........................................   (4,597,697)         (3,859,500)      (2,861,590)
 Interest income .........................................      740,890             912,607        1,102,980
 Foreign exchange gain (loss) ............................       (7,900)              1,238           (2,815)
 Gain on sales of assets .................................       46,275              15,188           22,471
 Gain from casualty ......................................      180,858                  --               --
 Other ...................................................    3,875,073                  --               --
                                                            -----------        ------------     ------------
                                                                237,499          (2,930,467)      (1,738,954)
                                                            -----------        ------------     ------------
Income before income taxes ...............................    9,923,137           2,658,530        1,610,220
 Federal, foreign and state income tax provision .........    3,590,545           1,241,567          677,620
                                                            -----------        ------------     ------------
Net income ...............................................   $6,332,592        $  1,416,963     $    932,600
                                                            ===========        ============     ============
Basic earnings per share of common stock .................   $     1.61        $        .34     $        .22
                                                            ===========        ============     ============
Dividends per common share ...............................   $      .18        $        .15     $        .15
Dividends per preferred share ............................   $     1.25        $       1.25     $       1.25

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

December 31, 1999 and 1998

                                                                                   1999              1998
                                                                              ------------      ------------
ASSETS
Current assets:
 Cash and cash equivalents .................................................  $  7,876,096      $  9,470,235
 Accounts and notes receivable:
  Trade, less allowance of $259,583 ($140,822 in 1998) for
    doubtful accounts ......................................................     7,673,107         7,653,760
  Other, including current portion of long-term receivables and advances ...     2,082,985           904,770
                                                                              ------------      ------------
    Total accounts and notes receivable ....................................     9,756,092         8,558,530
 Current portion of deferred taxes .........................................       458,778           347,480
 Inventories ...............................................................     1,529,976         1,268,360
 Prepaid expenses ..........................................................     1,092,181         1,383,653
                                                                              ------------      ------------
        Total current assets ...............................................    20,713,123        21,028,258
Long-term receivables and advances .........................................     1,506,761         2,534,595


Property and equipment, at cost:
 Land and land improvements ................................................     9,893,998        10,013,559
 Buildings .................................................................    69,255,989        68,899,147
 Furniture and equipment ...................................................    30,784,773        25,255,538
 Leasehold improvements ....................................................     2,470,607         2,464,136
 Projects in progress ......................................................     1,051,719         1,104,841
                                                                              ------------      ------------
                                                                               113,457,086       107,737,221
 Less accumulated depreciation and amortization ............................    29,255,363        25,788,732
                                                                              ------------      ------------
    Net property and equipment .............................................    84,201,723        81,948,489
Other long-term assets .....................................................     1,096,175         1,091,602
                                                                              ------------      ------------
                                                                              $107,517,782      $106,602,944
                                                                              ============      ============

See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------

                                                                                   1999               1998
                                                                              -------------      ------------
LIABILITIES AND COMMON STOCKHOLDERS' EQUITY
Current liabilities:
 Current portion of long-term debt .......................................    $  24,163,935      $  4,047,943
 Accounts payable ........................................................        6,896,950         6,178,532
 Advance deposits ........................................................        4,703,497         3,869,392
 Federal, foreign and state income taxes .................................           96,808           382,766
 Accrued liabilities:
   Salaries and wages ....................................................        2,916,900         2,569,153
   Rentals ...............................................................        6,917,100         6,138,200
   Interest ..............................................................          409,706           458,864
   Employee benefits .....................................................          206,906           468,470
   Other .................................................................        1,344,286         1,682,124
                                                                              -------------      ------------
                                                                                 11,794,898        11,316,811
                                                                              -------------      ------------
        Total current liabilities ........................................       47,656,088        25,795,444
Long-term debt ...........................................................       26,164,661        50,731,447
Deferred federal and state income taxes ..................................        4,220,289         3,402,739
Other non-current liabilities ............................................        3,094,821         2,146,283
Commitments and contingencies
Redeemable preferred stock, $25 par value, at redemption value ...........          293,917           293,917


Common stockholders' equity:
 Common stock:
  Class A, $.80 par value:
  Authorized--10,000,000 shares
  Issued--6,102,176 shares (3,051,088 at December 31, 1998),
   at stated value .......................................................        4,881,741         3,488,382
 Retained earnings .......................................................       33,114,429        28,870,291
 Treasury shares--2,386,946 (982,873 at December 31, 1998), at cost ......      (11,908,164)       (8,125,559)
                                                                              -------------      ------------
   Total common stockholders' equity .....................................       26,088,006        24,233,114
                                                                              -------------      ------------
                                                                              $ 107,517,782      $106,602,944
                                                                              =============      ============

SONESTA INTERNATIONAL HOTELS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

For the three years ended December 31, 1999



                                COMMON STOCK                TREASURY SHARES                                     TOTAL
                          ----------------------       -------------------------                     -----------------------------
                             No. of                      No. of                       Retained       No. of shares   Stockholders'
                             Shares       Amount         shares         Amount        earnings        outstanding       equity
                          ---------   ----------       ----------   ------------     -----------     -------------  --------------
Balance January 1,
 1997 ................... 3,051,088   $3,488,382         (982,873)  $ (8,125,559)    $27,789,537       2,068,215    $23,152,360
Cash dividends on
 common stock
 ($.15 per share) .......        --           --               --             --        (621,664)             --       (621,664)
Cash dividends on
 preferred stock
 ($1.25 per share) ......        --           --               --             --         (13,340)             --        (13,340)
Net income ..............        --           --               --             --         932,600              --        932,600
                          ---------   ----------         --------   ------------     -----------       ---------    -----------
Balance December 31,
 1997 ................... 3,051,088    3,488,382         (982,873)    (8,125,559)     28,087,133       2,068,215     23,449,956
Cash dividends on
 common stock
 ($.15 per share) .......        --           --               --             --        (620,465)             --       (620,465)
Cash dividends on
 preferred stock
 ($1.25 per share) ......        --           --               --             --         (13,340)             --        (13,340)
Net income ..............        --           --               --             --       1,416,963              --      1,416,963
                          ---------   ----------         --------   ------------     -----------       ---------    -----------
Balance December 31,
 1998 ................... 3,051,088    3,488,382         (982,873)    (8,125,559)     28,870,291       2,068,215     24,233,114
Purchase of 209,600
 shares .................        --           --         (209,600)    (3,766,425)             --        (209,600)    (3,766,425)
2 for 1 stock split ..... 3,051,088    1,393,359       (1,192,473)            --      (1,393,359)      1,858,615             --
Purchase of 2,000
 shares .................        --           --           (2,000)       (16,180)             --          (2,000)       (16,180)
Cash dividends on
 common stock
 ($0.18 per share) ......        --           --               --             --        (681,755)             --       (681,755)
Cash dividends on
 preferred stock
 ($1.25 per share) ......        --           --               --             --         (13,340)             --        (13,340)
Net income ..............        --           --               --             --       6,332,592              --      6,332,592
                          ---------   ----------       ----------   ------------     -----------       ---------    -----------
Balance December 31,
 1999 ................... 6,102,176   $4,881,741       (2,386,946)  $(11,908,164)    $33,114,429       3,715,230    $26,088,006
                          =========   ==========       ==========   ============     ===========       =========    ===========

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

For the three years ended December 31, 1999

                                                                         1999              1998              1997
                                                                    ------------      ------------      -------------
Cash provided (used) by operating activities
 Net income ....................................................    $  6,332,592      $  1,416,963      $     932,600
 Items not (providing) requiring cash
   Pension expense .............................................         998,621         1,041,003            338,667
   Depreciation and amortization of property and equipment .....       6,974,349         5,688,319          4,602,317
   Other amortization ..........................................        (724,740)         (225,754)            81,315
   Deferred federal and state income taxes .....................         706,252            25,207            178,700
   Gain on sales of assets .....................................         (46,275)          (15,188)           (22,471)
   Gain from casualty ..........................................        (180,858)               --                 --
   Other .......................................................          68,720                --           (188,674)

 Changes in assets and liabilities
   Accounts and notes receivable ...............................        (124,215)          992,144           (428,035)
   Inventories .................................................        (261,616)          (73,278)            58,890
   Prepaid expenses ............................................         281,472          (198,262)           279,703
   Accounts payable ............................................         657,127           489,738           (523,331)
   Advance deposits ............................................         834,105           658,792           (234,919)
   Federal, foreign and state income taxes .....................        (285,958)         (215,533)          (123,659)
   Accrued liabilities .........................................         487,862          (971,286)           873,601
                                                                    ------------      ------------      -------------
    Cash provided by operating activities ......................      15,717,438         8,612,865          5,824,704

Cash provided (used) by investing activities
   Proceeds from sales of assets ...............................          49,175            28,688             34,400
   Expenditures for property and equipment .....................      (9,990,117)       (8,607,896)        (7,115,089)
   Cash in escrow ..............................................              --                --         (1,880,000)
   Cash reimbursed from escrow .................................              --           840,000            840,000
   New loans and advances ......................................         (55,000)         (198,692)        (2,403,293)
   Payments received on long-term receivables and advances .....         773,716         1,321,559            852,716
   Cash received in purchase of hotel ..........................              --         3,456,046                 --
                                                                    ------------      ------------      -------------
    Cash used by investing activities ..........................      (9,222,226)       (3,160,295)        (9,671,266)

Cash provided (used) by financing activities
   Proceeds from issuance of long-term debt ....................              --                --         24,580,000
   Cost of financing ...........................................              --                --           (423,125)
   Payments on long-term debt ..................................      (3,672,942)         (878,760)       (17,732,247)
   Payments on capitalized lease obligations ...................              --           (50,825)           (54,348)
   Purchase of common stock ....................................      (3,782,605)               --                 --
   Cash dividends paid .........................................        (633,804)         (633,805)          (634,404)
                                                                    ------------      ------------      -------------
    Cash provided (used) by financing activities ...............      (8,089,351)       (1,563,390)         5,735,876

Net increase (decrease) in cash and cash equivalents ...........      (1,594,139)        3,889,180          1,889,314
Cash and cash equivalents at beginning of year .................       9,470,235         5,581,055          3,691,741
                                                                    ------------      ------------      -------------
Cash and cash equivalents at end of year .......................    $  7,876,096      $  9,470,235      $   5,581,055
                                                                    ============      ============      =============

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. Basis of Presentation and Significant Accounting Policies


Basis of Presentation:

      Sonesta International Hotels Corporation (the Company) is engaged in the operation of hotels in Boston (Cambridge), Massachusetts; New Orleans, Louisiana; Key Biscayne, Florida and Anguilla, British West Indies. The Key Biscayne hotel was acquired by the Company in July 1998. The Anguilla hotel was purchased in November 1995, and opened in January 1996. The Company also operates, under management agreements, hotels in Bermuda; Curacao, Netherlands Antilles until June 1, 1999; Key Biscayne, Florida until June 30, 1998; New Orleans, Louisiana; and in Cairo, Sharm El Sheikh, Luxor, and Port Said, Egypt. The Company also manages two Nile River cruise ships in Egypt. Sonesta has granted licenses, for which it receives fees, for the use of its name for two hotels on the island of Aruba, hotels in Peru, Italy, and, until February 28, 1998, a hotel in Santiago, Chile.


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


Property and Equipment:

      Depreciation and amortization of items of property and equipment are computed generally on the straight-line method based on the following estimated useful lives:

Land and land improvements:
 Owned properties               20 to 50 years
 Leases                         Term of leases
Buildings:
 Owned properties               20 to 40 years
 Capital leases                 Initial lease periods
Furniture and equipment:
 Located in owned properties    5 to 10 years
 Located in leased properties   5 to 10 years or
                                  remaining lease terms,
                                  including option terms
Leasehold improvements:         Remaining lease terms,
                                  including option terms

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


Impact of Recently Issued Accounting Standards:

      The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133 is effective for years beginning after June 15, 2000. The Company does not believe that the adoption of FAS 133 will have an impact on its financial position or results of operations.


Use of Estimates:

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

--------------------------------------------------------------------------------

Reclassification:

      Certain amounts in the 1997 and 1998 financial statements have been reclassified to conform to the 1999 presentation.


Statement of Cash Flows:

      Cash and cash equivalents consists of cash on hand and short-term, highly liquid investments with maturities of less than 91 days when acquired, which are readily convertible into cash.

      Cash paid for interest in 1999, 1998, and 1997 was approximately $4,647,000, $3,973,000 and $2,670,000, respectively. Cash paid for income taxes in 1999, 1998, and 1997 was approximately $3,170,000, $1,432,000 and $623,000, respectively.

      A subsidiary of the Company acquired the Sonesta Beach Resort, Key Biscayne on July 1, 1998 (see Note 2--Operations). The amount of cash acquired in the transaction was $3,456,046. The total assets and liabilities assumed were as follows:

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
                                             ===========

2. Operations

      The management agreement under which the Company operated the Sonesta Beach Resort & Casino, Curacao was terminated on June 1, 1999. The Company received a termination fee of $1,875,073, which is based on the equity investment of $2,000,000 the Company made in the hotel in 1994, less incentive fees earned in 1998 of $124,927. This termination fee is included in Other income in the 1999 consolidated statement of operations. The carrying value of the investment had previously been written down to zero through the recognition by the Company of its equity in losses sustained by the hotel.

      The Company operates the Sonesta Beach Resort Bermuda under a management agreement. The owner of the hotel has the right to terminate the agreement in the event of a sale of the hotel. In return for this right of termination, the Company was entitled to a supplemental fee of $2,000,000 on the earlier of (1) a sale of the hotel or (2) June 4, 1999. The Company received the supplemental fee in June 1999, and this is included in Other income in the 1999 consolidated statement of operations.

      Sonesta Beach Resort Anguilla sustained damage in November 1999, when Hurricane Lenny struck the island. The Company has reached agreement with its insurance carrier regarding its claim for building damages and loss of personal property, and included in Other receivables is $639,000 for the net insurance proceeds. Because the book values of the assets destroyed were less than the proceeds from insurance, the Company recorded a gain from casualty of $180,858. The Company is also entitled to recover loss of income under its insurance policy, but no such income has been recorded at December 31, 1999. The resort reopened for full business operations on February 10, 2000.

      In 1998 the Company entered into a master franchise agreement for Peru, under which it has now granted licenses to a hotel in Lima, Peru, and to a collection of smaller boutique hotels ("Posadas del Inca"). In 1999, the Company also entered into a license agreement for a hotel in Tuscany, Italy.

      During the second quarter of 1999, the Company resolved a legal dispute with the seller of the Sonesta Beach Resort Anguilla. In connection with the resolution, the Company repaid an $800,000 loan from the seller that was related to the purchase of the hotel in 1995. The loan had originally matured in November 1998.

      Included in the results from operations as of July 1, 1998 are the revenues and expenses from Sonesta Beach Resort Key Biscayne. Before the acquisition on July 1, 1998, the Company operated the hotel under a management agreement. The July 1 acquisition of the hotel by Sonesta Beach Resort Limited Partnership (SBRLP) was accounted for using the purchase method. Florida Sonesta Corporation (FSC) and Key Biscayne Land Corporation, both subsidiaries of the Company, are the sole general partner with a 1% partnership interest, and a limited partner with a 98% partnership interest, respectively, of SBRLP. The seller has a one percent (1%) limited partnership interest in SBRLP, which the Company has the right to acquire at a later date. The resort is a 300-room, full-service beachfront resort hotel sited on 10 acres in Key Biscayne, Florida. FSC had continuously operated the hotel under a management agreement since it sold the property to the seller in 1984. The purchase price consisted of FSC's release of the seller from indebtedness owed to FSC and/or its affiliates in connection with the Company's sale of the resort to seller in 1984, and loans advanced by FSC to restore and improve the resort following Hurricane Andrew in 1992. This indebtedness was carried on the Company's books at approximately $10,720,000 on July 1, 1998, and the debt had matured or otherwise become due and payable at the end of 1997 and/or in early 1998. In addition, SBRLP assumed indebtedness with a fair value of approximately $24,549,000 (see Note 5--Long-Term Debt). Operating results for 1998 and 1997 for the Company on a proforma basis after giving effect to this transaction are as follows:

                                Year ended         Year ended
                               December 31,       December 31,
                                   1998               1997
                                (unaudited)        (unaudited)
                               ------------       ------------
Revenues                       $96,234,000        $92,504,000
Net Income                       3,322,000          2,159,000
Basic earnings per share       $      0.80        $      0.52

--------------------------------------------------------------------------------

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

      The Sonesta St. George Hotel Luxor, Egypt, opened in October 1997. The 220 room full-service hotel is operated by the Company under a long-term management agreement, under which it receives management fees based on revenues, and incentive fees based on operating profits, as defined in the agreement. The Company has loaned $250,000 to the owner of the hotel for working capital.

      Gross revenues for hotels operated by the Company under management contracts, by geographic area, are summarized below:

                             (in thousands)
                              (unaudited)
                  ----------------------------------
                     1999         1998         1997
                  -------      -------      --------
United States     $12,212      $26,709      $ 35,970
Caribbean          34,522       43,737        43,554
Egypt              34,237       22,950        31,985
                  -------      -------      --------
                  $80,971      $93,396      $111,509
                  =======      =======      ========

      Costs and operating expenses for owned and leased hotels are summarized below:

                                        (in thousands)
                              ---------------------------------
                                1999         1998         1997
                              -------      -------      -------
Direct departmental costs:
 Rooms                        $14,699      $11,863      $ 9,691
 Food and beverage             20,648       16,378       13,244
 Heat, light and power          3,031        2,710        2,392
 Other                          3,958        3,238        2,708
                              -------      -------      -------
                              $42,336      $34,189      $28,035
                              =======      =======      =======

      Direct departmental costs include payroll expense and related payroll burden, the cost of food and beverage consumed and other departmental costs.

      The Company has two reportable segments: Owned and Leased Hotels and Management Activities. The Owned and Leased Hotels segment consists of the operations of the Company's owned hotels in Boston (Cambridge), Key Biscayne and Anguilla, and the operation of its leased property in New Orleans. Revenues for this segment are derived mainly from room, food and beverage, parking and telephone receipts from external customers. The Management Activities segment includes the operations of hotels and resorts under management agreements, and also includes income from hotels to which the Company has granted licenses. Revenues from this segment are derived mainly from management, marketing, license and service fees charged to the third party owners of these properties. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. The segments' operating income or losses and pretax profit or losses are after giving effect to management, marketing and service fees to the Company's owned and leased properties. Segment data for the three years ended December 31, 1999 follows:


Year ended December 31, 1999

                                           (in thousands)
                              --------------------------------------
                              Owned &
                              Leased     Management
                              Hotels     Activities     Consolidated
                              -------    ----------     ------------
Revenues                      $96,518      $4,778         $101,296
Operating income (loss)
  before depreciation and
  amortization expense        17,630         (970)         16,660
 Depreciation and
   amortization               (6,553)        (421)         (6,974)
 Interest income
   (expense), net             (4,411)         554          (3,857)
 Other income                    185        3,909           4,094
                              -------      -------        --------
Segment pre-tax profit         6,851        3,072           9,923
Segment assets                92,770       14,748         107,518
Segment capital additions      9,625          365           9,990


Year ended December 31, 1998

                                            (in thousands)
                               --------------------------------------
                               Owned &
                               Leased     Management
                               Hotels     Activities     Consolidated
                               -------    ----------     ------------
Revenues                       $75,807      $6,233         $82,040
Operating income (loss)
  before depreciation and
  amortization expense         11,528         (251)         11,277
 Depreciation and
   amortization                (5,275)        (413)         (5,688)
 Interest income
   (expense), net              (3,543)         597          (2,946)
 Other income                      --           16              16
                               -------      -------        --------
Segment pre-tax profit
  (loss)                        2,710          (51)          2,659
Segment assets                 90,477       16,126         106,603
Segment capital additions       7,587        1,021           8,608

--------------------------------------------------------------------------------

Year ended December 31, 1997

                                            (in thousands)
                               --------------------------------------
                               Owned &
                               Leased     Management
                               Hotels     Activities     Consolidated
                               -------    ----------     ------------
Revenues                       $61,083      $7,385         $68,468
Operating income (loss)
  before depreciation and
  amortization expense          8,647         (696)         7,951
 Depreciation and
   amortization                (4,156)        (446)        (4,602)
 Interest income
   (expense), net              (2,594)         836         (1,758)
 Other income                      --           19             19
                               -------      -------        -------
Segment pre-tax profit
  (loss)                        1,897         (287)         1,610
Segment assets                 48,969       27,447         76,416
Segment capital additions       6,656          459          7,115

      Segment assets for Management Activities in the information above include cash held in corporate accounts, and loans to and receivables from properties under management and license agreements.

      Segment data by geographic area of the Company's revenues, operating income and long-lived assets follows:

                              (in thousands)
                                 Revenues
                  ------------------------------------
                   1999            1998         1997
                 --------        -------       -------
United States     $94,138        $74,786       $60,615
Other               7,158          7,254         7,853
                  --------       -------       -------
Consolidated     $101,296        $82,040       $68,468
                  ========       =======       =======

                              Operating Income
                  ------------------------------------
                   1999            1998         1997
                 --------        -------       -------
United States     $10,032        $ 5,464       $ 3,571
Other                (346)           125          (222)
                  --------       -------      --------
Consolidated      $ 9,686        $ 5,589       $ 3,349
                  ========       =======      ========

                              Long-lived Assets
                  ------------------------------------
                   1999            1998         1997
                 --------        -------       -------
United States     $71,834        $68,663       $30,546
Anguilla, BWI      12,368         13,285        13,885
                  --------       -------      --------
Consolidated      $84,202        $81,948       $44,431
                  ========       =======      ========


3. Long-Term Receivables and Advances

                                              (in thousands)
                                       ----------------------------
                                       December 31,     December 31,
                                           1999             1998
                                       ------------     -----------
Sharm El Sheikh, Egypt (a)                $  936           $1,000
Cairo, Egypt, net of discount (b)            315              708
Other                                        866            1,174
                                          ------           ------
 Total long-term receivables               2,117            2,882
 Less: current portion                       610              347
                                          ------           ------
 Net long-term receivables                $1,507           $2,535
                                          ======           ======

(a) This loan, in the original amount of $1,000,000, was made in 1996 and 1997 to the owner of the Sonesta Beach Resort, Sharm El Sheikh. The loan agreement was amended in 1999. The loan bears interest at the prime rate (8 1/2% at December 31, 1999) and shall be repaid in 60 monthly installments, commencing January 2000.

(b) The remaining balance of this loan, made in February 1997 to the owner of the Sonesta Hotel Cairo, will be repaid in 2000. There is no interest due during the term of the loan.


4. Borrowing Arrangements

      The Company has a $2,000,000 line of credit which expires on September 30, 2000. This line of credit bears interest at the prime rate (8 1/2% at December 31, 1999). The terms of the line require a certain minimum net worth, a minimum amount of unrestricted cash or available credit lines during part of each calendar year, and approval for additional borrowings by the Company. No amount was outstanding under this line at December 31, 1999.

      A subsidiary of the Company has a $5,000,000 line of credit which expires on December 31, 2000. The terms of the loan require certain minimum levels of earnings and net worth, limit cash dividends and purchases of the Company's stock, and specify a maximum defined debt to net worth ratio. The loan is secured by the Company's leasehold interest in the Royal Sonesta Hotel, New Orleans, and by a Company guaranty. The interest rate is prime less one-eighth percent (8 3/8% at December 31, 1999), and the commitment fee on the unused portion of the line is .65% per annum. No amount was outstanding under this line at December 31, 1999.

      There were no short-term borrowings during 1999 and 1997. During 1998 average short-term borrowings were approximately $15,000 at an average interest rate of 8.5%. The maximum amount of short-term borrowings outstanding during 1998 was $772,000.


5. Long-Term Debt

                                                 (in thousands)
                                           ---------------------------
                                           December 31,   December 31,
                                               1999           1998
                                           ------------   ------------
Charterhouse of Cambridge Trust and
  Sonesta of Massachusetts Inc.:
 First mortgage note (a)                      $21,414       $21,937
Sonesta Beach Resort Limited
  Partnership:
 First mortgage note (b)                       23,049        23,859
Sonesta Hotels of Anguilla, Ltd:
 First mortgage note (c)                        5,440         5,790
 Note from Seller (d)                              --           800
Sonesta Curacao Hotel Corporation, N.V.:
 Bank term loan (e)                                --         2,000
Other                                             426           393
                                              -------       -------
                                               50,329        54,779
Less current portion of long-term debt         24,164         4,048
                                              -------       -------
Total long-term debt                          $26,165       $50,731
                                              =======       =======

(a) This loan is secured by a first mortgage on the Royal Sonesta Hotel Boston (Cambridge) property. This property is included in fixed assets at a net book value of approximately $25,390,000 at December 31, 1999. The

--------------------------------------------------------------------------------

   interest rate on the loan is 8.86% for the term of the loan, and monthly payments for interest and principal are $203,802. The mortgage loan matures in December 2003.

(b) This loan was assumed by the Company in connection with the acquisition of the Sonesta Beach Resort Key Biscayne on July 1, 1998 (see Note 2 -- Operations). This loan is secured by a first mortgage on the acquired property, which is included in fixed assets at a net book value of approximately $38,232,000 at December 31, 1999. The principal balance of this loan is $22,431,000. The Company recorded an additional liability of $1,740,000 when it assumed the loan to reflect the fair market value of this liability based on its above market interest rate. This additional liability is being amortized as an adjustment to interest expense over the remaining life of the loan. The loan requires monthly interest payments based on a rate of 12.78% until the maturity date, which is October 1, 2000. Additional interest will become due in case the loan is not repaid on the scheduled maturity date. No provision for such payment is included in the accompanying consolidated balance sheets. No principal payments are due during the term of the loan. The Company is currently working on refinancing this loan and, considering the substantial cash flows generated by the resort, foresees no difficulty in arranging such replacement financing.

(c) The loan is secured by a first mortgage on the Sonesta Beach Resort Anguilla property, and an assignment to the lender of the hotel's furniture, fixtures and equipment. The property is included in fixed assets at a book value of approximately $12,368,000 at December 31, 1999. In addition, an amount of $1,900,000 is secured by a Company guaranty. The loan requires minimum principal payments of $544,000 in the years 2000 and 2001, respectively. In addition, principal payments are required equal to 25% of the hotel's annual excess cash flow, as defined. This loan matures on December 31, 2001. The interest rate on the loan is LIBOR plus 2 1/4 percentage points, which was 7.85% at December 31, 1999.

(d) This loan from the Seller of the Sonesta Beach Resort Anguilla was repaid in the second quarter of 1999.

(e) This loan was repaid in May 1999.

Aggregate principal payments for the years subsequent to December 31, 1999, are as follows:

  Year       (in thousands)
  ----       --------------
  2000         $23,547
  2001           6,020
  2002             681
  2003          19,537


6. Stockholders' Equity

Basic Earnings per Share

      The following table sets forth the computation of basic earnings per share. As the Company has no dilutive securities, there is no difference between basic and diluted earnings per share of common stock:

                                   1999            1998          1997
                                ----------      ----------     ---------
Numerator:
 Net income                     $6,332,592      $1,416,963     $ 932,600
 Preferred stock dividends         (13,340)        (13,340)      (13,340)
                                ----------      ----------     ---------
Numerator for earnings per
  share                         $6,319,252      $1,403,623     $ 919,260
                                ==========      ==========     =========
Denominator:
 Weighted number of
  shares outstanding (1)         3,924,411       4,136,430     4,136,430
                                ==========      ==========     =========
Earnings per share
  of common stock               $     1.61      $     0.34     $    0.22
                                ==========      ==========     =========

(1) After giving effect to 2 for 1 stock split.


Preferred Stock

      The 5% cumulative preferred stock is subject to redemption at $27.50 per share plus accrued dividends to the date of redemption. At December 31, 1999 and 1998, 395,535 shares were authorized, and 10,672 shares were outstanding. Preferred stock sinking fund requirements to December 31, 1999 have been satisfied by the exchange in prior years of common stock for preferred stock and by the purchase and retirement of preferred stock. No dividends on common stock may be declared or paid and no common stock may be purchased or redeemed, unless preferred stock sinking fund requirements are met.


Treasury Stock Purchase

      In July 1999, the Company acquired 209,600 shares of its Class A Common Stock from a stockholder. The Company acquired the stock for a price of $18.00 (pre-split) per share. As part of its agreement with the stockholder, the Company also agreed that if its Class A Common Stock shareholders receive more than $9.00 per share as part of a tender offer or a sale of the Company prior to July 1, 2001, the stockholder would receive additional compensation based on that excess.


Stock Split

      In July 1999, the Company completed a two for one split, effected through a stock dividend, of the outstanding shares of its Class A Common Stock. All shareholders of record on July 16, 1999 received one share for each share held. All average and per share amounts in the accompanying consolidated financial statements and notes thereto have been retroactively adjusted to reflect this stock split.


7. Commitments and Contingencies

      A subsidiary of the Company purchased the Sonesta Beach Resort Anguilla in November 1995. The hotel is located on 49 acres of land leased from the Government of Anguilla. There are 91 years remaining on the lease. In 1996, the same subsidiary of the Company entered into a 50 year lease for an additional two acres of beachfront land adjacent to the Anguilla hotel site. The Company operates the Royal Sonesta Hotel, New Orleans, Louisiana, under a lease. In September 1994 the Company exercised its first of three 10-year options to extend the lease. The lease requires payment of a percentage rent based on net

--------------------------------------------------------------------------------

profits, as defined. The Company leases space for its executive offices in Boston, Massachusetts, which lease will expire in 2004. The Company provides for rent expense on a straight line basis over the term of the lease. The Company is also committed, under various leases, for certain other property and real estate.

      Minimum fixed rentals, principally on real estate, payable subsequent to December 31, 1999 (exclusive of real estate taxes, insurance and other occupancy costs) are as follows:

                  (in thousands)
                  --------------
                    Operating
                      Leases
                  --------------
 Period
 ------
  2000               $   940
  2001                   805
  2002                   789
  2003                   706
  2004                   546
  Thereafter          10,325
                     -------
                     $14,111
                     =======


      Rentals charged to operations are as follows:

                                 (in thousands)
                         ----------------------------
                          1999       1998        1997
                         ------     ------     ------
Real Estate:
 Fixed rentals           $  917     $  981     $  935
 Percentage rentals
   based on defined
   operating profits      6,910      6,131      5,544
Other rentals                58         44         20
                         ------     ------     ------
                         $7,885     $7,156     $6,499
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

      The Company has incentive compensation plans under which hotel profit bases, as established annually, must be achieved before any incentive compensation may be earned. The incentive compensation charged to operations was $1,673,000 in 1999, $1,446,600 in 1998 and $1,047,700 in 1997.


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

      The Company acquired Sonesta Beach Resort Key Biscayne on July 1, 1998 (see Note 2--Operations). The employees of the hotel were covered by a pension plan (the Key Biscayne Plan) which provided substantially the same benefits as the Company's Plan. The Key Biscayne Plan was merged with the Company's Plan on December 31, 1998. The cost of the Key Biscayne Plan has been included since July 1, 1998.

      The following table sets forth the funded status of the Plan at December 31, 1999 and 1998:

                                                   (in thousands)
                                               -----------------------
                                                  1999         1998
                                               ----------   ----------
Change in benefit obligation
Benefit obligation at beginning of year        $21,951      $14,209
Service cost                                     1,176          915
Interest cost                                    1,426        1,211
Obligation attributable to the Key Biscayne
  Plan assumed as of July 1, 1998                   --        3,266
Actuarial (gain) loss                           (1,702)       3,252
Benefits paid                                   (1,163)        (902)
                                               -------      -------
Benefit obligation at end of year               21,688       21,951
Change in plan assets
Fair value of plan assets at beginning
  of year                                       19,719       13,917
Actual return on plan assets                     1,115        2,977
Employer contribution                              328        1,471
Assets attributable to the Key Biscayne
  Plan assumed as of July 1, 1998                   --        2,425
Benefits paid                                   (1,163)        (902)
Administrative expenses                           (175)        (169)
                                               -------      -------
Fair value of plan assets at end of year        19,824       19,719
Projected benefit obligation in excess of
  Plan assets                                    1,864        2,232
Unrecognized actuarial gain (loss)                 842         (247)
Unrecognized prior service cost                   (590)        (656)
Unrecognized transition asset                      528          616
                                               -------      -------
Accrued pension liability                      $ 2,644      $ 1,945
                                               =======      =======

      The Plan's assets include equity and fixed income securities, short-term investments and cash.

      Assumptions used to develop the pension costs were:


                                       1999         1998         1997
                                       -----        -----        -----
Discount rate                          7.00%        6.75%        7.00%
Expected return on plan assets         8.50%        8.50%        8.50%
Rate of compensation increase          4.00%        4.00%        4.00%

      The Company's pension cost for the Plan was computed as follows:

                                              (in thousands)
                                      ------------------------------
                                        1999        1998       1997
                                      --------    --------    ------
Service cost                          $  1,176    $    915    $  616
Interest cost                            1,426       1,211       929
Expected return on plan assets          (1,585)     (1,192)     (947)
Amortization of prior service cost          65          65        65
Amortization of transition asset           (88)        (88)      (88)
Recognized actuarial loss                   32          93        53
                                      --------    --------    ------
Net periodic benefit cost             $  1,026    $  1,004    $  628
                                      ========    ========    ======

--------------------------------------------------------------------------------

Savings Plan

      The Company has an employee savings plan (the Savings Plan) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating U.S. employees may defer a portion of their pre-tax earnings up to the Internal Revenue Service annual contribution limit. All U.S. employees of the Company are eligible to participate in the Savings Plan. Participating employees may choose to invest their contributions in each one of nine mutual funds, which include equity funds, balanced funds and a money market fund. The Savings Plan does not provide for contributions by the Company.

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


10. Income Taxes

     The table below allocates the Company's income tax expense (benefit) based upon the source of income:

                                                                                    (in thousands)
                                                                    1999                 1998                 1997
                                                            -------------------- -------------------- ---------------------
                                                             Domestic   Foreign   Domestic   Foreign   Domestic    Foreign
                                                            ---------- --------- ---------- --------- ---------- ----------
Income (loss) before income taxes                             $6,368    $3,555     $3,053    $ (394)    $2,252     $ (642)
                                                              ======    ======     ======    ======     ======     ======
Federal, foreign and state income tax provision (benefit):
 Current federal income tax (benefit)                         $1,825    $  439     $  826    $  (91)    $  470     $ (230)
 State and foreign taxes, principally current                    510       110        317       165        172         86
 Deferred federal income tax (benefit)                           135       571        120       (95)       260        (81)
                                                              ------    ------     ------    ------     ------     ------
                                                              $2,470    $1,120     $1,263    $  (21)    $  902     $ (225)
                                                              ======    ======     ======    ======     ======     ======

     A reconciliation of net tax expense applicable to income before provision for income taxes at the statutory rate follows:

                                                                   (in thousands)
                                                            -----------------------------
                                                              1999       1998       1997
                                                            ------      ------      -----
Expected provision for taxes at statutory rate              $3,374      $  904      $ 547
State income taxes, net of federal benefit                     337         209        114
Foreign income taxes (benefit), net of federal benefit         (11)        109         57
Other                                                         (110)         20        (41)
                                                            ------      ------      -----
                                                            $3,590      $1,242      $ 677
                                                            ======      ======      =====

     Deferred tax expense (benefits) result from temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes. The source of these differences and their tax effects are as follows:

                                                                            (in thousands)
                                                                    -----------------------------
                                                                      1999       1998       1997
                                                                    ------      ------      -----
Tax depreciation more than book depreciation                        $  204      $  119      $  26
Pension contribution more (less) than pension expense                 (340)       (298)       174
Income from foreign subsidiary not reported for tax purposes           680          --         --
Tax deductible interest payments in excess of interest expense         264         101         --
Other temporary differences                                           (102)        103        (22)
                                                                    ------      ------      -----
                                                                    $  706      $   25      $ 178
                                                                    ======      ======      =====

--------------------------------------------------------------------------------

     Temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities that give rise to significant portions of deferred income taxes at December 31, 1999 and 1998 relate to the following:

                                                                                                (in thousands)
                                                                                              ------------------
                                                                                               1999        1998
                                                                                              ------      ------
Current deferred tax asset
 Expenses accrued but deferred for tax purposes                                               $  459      $  348
                                                                                              ------      ------
Current deferred tax asset                                                                    $  459      $  348
                                                                                              ======      ======
Long-term deferred tax liabilities (assets)
 Depreciation book tax difference                                                             $5,508      $5,304
 Pension expense in excess of contributions                                                     (914)       (574)
 Expenses accrued but deferred for tax purposes                                                 (139)       (151)
 Losses from foreign subsidiary, not currently deductible                                         --        (680)
 Interest accrued but deferred for tax purposes                                                 (185)       (449)
 State tax benefits of $460,000 ($550,000 in 1998) from net operating loss carry-forwards,
  net of valuation allowances                                                                     --          --
 Other                                                                                           (50)        (47)
                                                                                              ------      ------
Deferred tax liability                                                                        $4,220      $3,403
                                                                                              ======      ======

     At December 31, 1999 and 1998, the Company had state net operating loss carry-forwards of approximately $4,800,000 and $5,800,000, respectively, for income tax purposes. Of the total carry-forwards available at December 31, 1999 approximately $400,000, $1,800,000, $2,000,000, $600,000 expire in the years
2000 through 2003, respectively. For financial reporting purposes valuation allowances of $460,000 and $550,000 have been recognized at December 31, 1999 and 1998, respectively, to offset the deferred tax assets related to those carry-forwards.

     Unremitted foreign earnings on which no deferred taxes have been provided approximated $900,000 at December 31, 1999 and 1998. Deferred taxes of approximately $306,000 would have been provided had the earnings not been permanently invested overseas.

     In connection with the July 1, 1998 acquisition of the Sonesta Beach Resort Key Biscayne, the Company recognized a net deferred tax liability of $902,527 (see Note 2--Operations).

[LOGO ERNST & YOUNG LLP]     [BULLET] 60 State Street           [BULLET] Phone: 617 570 8400
                                      Boston                             Fax:   617 367 9133
                                      Massachusetts 02109


                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors

Sonesta International Hotels Corporation

     We have audited the accompanying consolidated balance sheets of Sonesta International Hotels Corporation as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sonesta International Hotels Corporation at December 31, 1999 and 1998 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.


                                                    /s/ Ernst & Young LLP


March 15, 2000

SONESTA INTERNATIONAL HOTELS CORPORATION

Executive Offices, John Hancock Tower, 200 Clarendon Street
Boston, Massachusetts 02116 (617) 421-5400 Fax 421-5402

---------------------------------------------------------------------------------------------------------------------------------

SONESTA DIRECTORS

George S. Abrams(2)                    Paul Sonnabend(1)                          Roger P. Sonnabend(1)
Winer & Abrams                         Chairman of the Executive                  Chairman of the Board and
Attorneys at Law                       Committee and Chief Financial              Chief Executive Officer,
                                       Officer, Sonesta International             Sonesta International
                                       Hotels Corporation                         Hotels Corporation
Vernon R. Alden(2)(3)
Director and Trustee of                Peter J. Sonnabend                         Stephen Sonnabend
Several Organizations                  Vice Chairman, General Counsel             Senior Vice President,
                                       & Secretary, Sonesta                       Sonesta International
Joseph L. Bower(1)(2)(3)               International Hotels Corporation           Hotels Corporation
Professor, Harvard
Business School                        Stephanie Sonnabend                        Jean C. Tempel(3)
                                       President, Sonesta International           Special Limited Partner, TL Ventures
                                       Hotels Corporation

(1)Member Executive Committee          (2)Member Audit Committee                  (3)Member Compensation Committee

---------------------------------------------------------------------------------------------------------------------------------

SONESTA OFFICERS

Roger P. Sonnabend                     Christopher Baum                           Kathy S. Rowe
Chairman of the Board                  Vice President-                            Vice President-Food & Beverage
and Chief Executive Officer            Sales & Marketing
                                                                                  Jacqueline Sonnabend
Stephanie Sonnabend                    Carol C. Beggs                             Executive Vice President
President                              Vice President-Technology
                                                                                  Peter J. Sonnabend
Paul Sonnabend                         Felix Madera                               Vice Chairman,
Chairman of the Executive Committee    Vice President-International               General Counsel and Secretary
and Chief Financial Officer
                                       Boy A. J. van Riel                         Hans U. Wandfluh
Stephen Sonnabend                      Vice President and Treasurer               Vice President
Senior Vice President
                                       Mary Jane Rosa                             David Rakouskas
                                       Vice President-Design                      Assistant Secretary
                                                                                  and Corporate Controller

---------------------------------------------------------------------------------------------------------------------------------

SONESTA HOTELS AND OTHER OPERATIONS
Royal Sonesta Hotel                    Sonesta Club                               Aruba Sonesta Resort & Casino
Boston (Cambridge),                    Sharm el Sheikh, Egypt(2)                  Oranjestad, Aruba(3)
Massachusetts(1)
                                       Sonesta Hotel                              Aruba Sonesta Suites & Casino
Royal Sonesta Hotel                    Cairo, Egypt(2)                            Oranjestad, Aruba(3)
New Orleans, Louisiana(1)
                                       Sonesta Hotel                              Sonesta Resort & Country Club
Sonesta Beach Resort                   Port Said, Egypt(2)                        Tuscany, Italy(3)
Key Biscayne, Florida(1)
                                       Sonesta Nile Goddess Cruise Ship           Sonesta Lima Hotel El Olivar
Sonesta Beach Resort                   Cairo, Egypt(2)                            Lima, Peru(3)
Anguilla, B.W.I.(1)
                                       Sonesta Sun Goddess Cruise Ship            Sonesta Posada del Inca
Chateau Sonesta Hotel                  Cairo, Egypt(2)                            Yucay, Peru(3)
New Orleans, Louisiana(2)
                                       Sonesta St. George Hotel,                  Sonesta Posada del Inca
Sonesta Beach Resort                   Luxor, Egypt(2)                            Puno, Peru(3)
Southampton, Bermuda(2)
                                       Sonesta Beach Resort                       Sonesta Posada del Inca
Sonesta Beach Resort                   Nuweiba, Egypt(2)                          Cuzco, Peru(3)
Sharm el Sheikh, Egypt(2)              (Opening 2001)
                                                                                  Sonesta Posada del Inca
                                       Sonesta Taba Resort & Casino               Miraflores, Peru(3)
                                       Taba, Egypt(2)
                                       (Opening Fall 2001)                        Sonesta Posada del Inca
                                                                                  San Isidro, Peru(3)

(1)Owned or Leased                     (2)Operated under Management Agreement     (3)Licensed

For reservations, call toll free 800-SONESTA (800-766-3782)

---------------------------------------------------------------------------------------------------------------------------------

INDEPENDENT AUDITORS
Ernst & Young LLP, 60 State Street, Boston, Massachusetts 02109

TRANSFER AGENT AND REGISTRAR
American Stock Transfer, 400 Wall Street, 46th Floor, New York, NY 10005