Form 10-K405, Exhibit 13
period 2000-12-31
SONESTA INTERNATIONAL HOTELS CORP
filed 2001-03-28
CIK 91741

                                                                    Exhibit 13

FRONT COVER

This year's cover portrays
"Tollebeek, NL", a work of art by
internationally acclaimed Dutch
artist Jan Dibbets. Sonesta features
contemporary art by both emerging
and established artists in
guestrooms, suites and public
spaces, adding to the unique
atmosphere of each of our hotels and
resorts.

REPORT TO SHAREHOLDERS
--------------------------------------------------------------------------------

    Sonesta Hotels and Resorts had a strong year in 2000. Our hotels, resorts and cruise ships performed well and, due to substantial capital investments made over the past few years, are in outstanding condition.

    Royal Sonesta Hotel Boston had another excellent year. The suites and rooms we upgraded are well received by guests. At Royal Sonesta Hotel New Orleans, performance continues to be strong. We are continuing to upgrade rooms, bathrooms and suites. Chateau Sonesta New Orleans also had an excellent year and is currently upgrading its ballroom and lobby area.

    Sonesta Beach Resort Key Biscayne had a challenging year due to major lobby and guest room renovations during the summer. Other enhancements include a larger, elegant spa, an expanded retail store, ballroom renovation, and an upgraded front entrance. Even though there is more competition in the Miami area, we anticipate that this hotel will remain one of the premier resorts in South Florida.

    Sonesta Beach Resort Anguilla successfully re-opened in February 2000, having closed in November 1999 as the result of Hurricane Lenny. Business levels have been disappointing. While its beautiful beaches and interesting restaurants make the island a wonderful place to visit, the destination continues to suffer from low awareness and limited air service.

    Sonesta Beach Resort Bermuda's business levels were as expected. The owner of the hotel has indicated a willingness to invest in upgrading its physical condition, which should enhance its performance.

    Results in Egypt continue to be strong. Sharm El Sheikh has seen an amazing increase in hotel rooms over the past few years. The Sonesta Beach Resort and the Sonesta Club both are successfully attracting good business, despite the increased competition. Sonesta Hotel Cairo completed all guestroom renovations along with the facade of the building. In October 2000, we added a third Nile cruise ship, the Sonesta Moon Goddess. This ship features private balconies in all guest cabins, and joins its sister ships as one of the premier boats on the Nile. Sonesta St. George Hotel Luxor had an excellent year showing major increases in revenue and profitability. Sonesta Port Said continues to struggle as a result of low demand for the destination.

    In 2000, the two Aruba Sonesta properties merged into one, called Aruba Sonesta Beach Resort. The lobby and canal areas were enhanced and a health spa was added. The Sonesta complex, which includes two hotel towers, a large conference center, over one hundred retail shops, a marina, a private island and two casinos, is one of the most impressive developments in the Caribbean.

    In 1999, the Company expanded its presence in Peru with the addition of franchised properties, the Sonesta Lima Hotel El Olivar and five Sonesta Posadas del Inca, which are smaller tourist oriented hotels. Hotels in Lima have suffered due to political uncertainty in the country which impacts the business community. The Posadas, which cater more to tourists, continue to perform extremely well.

    Also in 1999, the Company entered into a master franchise relationship with a hotel owner and developer in Italy. The Sonesta collection in Italy includes the Sonesta Resort and Country Club, currently being expanded, the Sonesta Relais Villa Tavolese and Sonesta Castello di Santa Maria Novella.

    The Company signed a management agreement for a hotel that is presently under construction in the Coconut Grove area of Miami. Sonesta Hotel & Suites Coconut Grove, a condominium hotel, is well situated in that exciting retail and entertainment area. We anticipate it will open during spring 2002. In addition, we are finalizing agreements for the Sonesta Ocean Grande Beach Resort Sunny Isles, a condominium hotel under development in North Miami Beach.

    In 2000, the Company completed the refinancing of Sonesta hotels in Boston and Key Biscayne, freeing up capital for expansion and other corporate purposes. We are currently looking for investment opportunities, particularly in the United States.

    If you would like additional information about Sonesta hotels, resorts or cruises, please visit our web site at Sonesta.com.

    We appreciate the continued interest and support of you, our shareholders, and of our hotel owners, guests, partners and employees.

/s/ Roger P. Sonnabend

ROGER P. SONNABEND
Chairman of the Board and Chief Executive Officer

/s/ Stephanie Sonnabend

STEPHANIE SONNABEND
President

March 9, 2001

SONESTA INTERNATIONAL HOTELS CORPORATION
5-YEAR SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

(In thousands except for per share data)

                                                    2000          1999        1998 (1)        1997          1996
                                                  --------      --------      --------      --------      --------
Revenues....................................      $107,035      $101,296      $ 82,040      $ 68,468      $ 62,590
Operating income............................        10,309         9,686         5,589         3,349         1,768
Net interest expense........................        (4,307)       (3,857)       (2,946)       (1,758)         (825)
Other.......................................         1,735         4,094(2)         16            19           378
                                                  --------      --------      --------      --------      --------
Income before income taxes..................         7,737         9,923         2,659         1,610         1,321
Federal, foreign and state income tax
  provision.................................         2,790         3,590         1,242           677         1,134
                                                  --------      --------      --------      --------      --------
Income before extraordinary loss on
  refinancing of debt.......................         4,947         6,333         1,417           933           187
Extraordinary loss on refinancing of debt
  (net of tax)..............................          (274)           --            --            --            --
                                                  --------      --------      --------      --------      --------
    Net income..............................      $  4,673      $  6,333      $  1,417      $    933      $    187
                                                  ========      ========      ========      ========      ========

Per share of common stock:
Basic and diluted earnings..................      $   1.26      $   1.61      $    .34      $    .22      $    .04
                                                  ========      ========      ========      ========      ========
Cash dividends declared.....................      $    .20      $    .18      $    .15      $    .15      $    .15
                                                  ========      ========      ========      ========      ========

Net property and equipment..................      $ 89,791      $ 84,202      $ 81,948      $ 44,431      $ 41,930
Total assets................................       138,313       107,518       106,603        76,416        68,971
Long-term debt and capitalized lease
  obligations including currently payable
  portion...................................        77,010        50,329        54,779        31,456        24,801
Redeemable preferred stock..................           294           294           294           294           294
Common stockholders' equity.................        29,927        26,088        24,233        23,450        23,152
Common stockholders' equity per share.......          8.08          7.02          5.86          5.67          5.60
Total revenues including hotels operated
  under management contracts................       183,508       177,588       169,238       173,093       163,765
Common shares outstanding at end of year....         3,705         3,715         4,136         4,136         4,136

(1) Gives effect to the acquisition of Sonesta Beach Resort Key Biscayne on July 1, 1998.

(2) Includes non-recurring income of $3,875,000 (see Note 2--Operations).

Market price data for the Company's common stock showing high and low prices by quarter for each of the last two years is as follows:

                                                                                 NASDAQ QUOTATIONS
                                                        --------------------------------------------------------------------
                                                                    2000                                    1999
                                                        ----------------------------            ----------------------------
                                                          HIGH                LOW                 HIGH                LOW
                                                        --------            --------            --------            --------
First.......................................             $ 8.19              $7.38               $6.50               $5.00
Second......................................              10.06               7.25                6.59                4.31
Third.......................................              10.63               8.38                8.63                6.38
Fourth......................................               9.75               8.50                8.06                6.38

The Company's common stock trades on the NASDAQ Stock Market under the symbol SNSTA. As of February 23, 2001 there were 495 holders of record of the Company's common stock. The Company completed a two for one common stock split in July 1999 (see Note 5--Stockholders' Equity).

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------

    The Company's consolidated financial statements include the revenues, expenses, assets and liabilities of the Royal Sonesta Hotel, Boston (Cambridge), the Sonesta Beach Resort Anguilla, B.W.I., the Royal Sonesta Hotel, New Orleans, and, effective July 1, 1998, the Sonesta Beach Resort Key Biscayne. The Boston (Cambridge), Anguilla and Key Biscayne properties are owned by the Company, and the New Orleans hotel is operated under a long-term lease. The Sonesta Beach Resort Key Biscayne was acquired by the Company on July 1, 1998. Before that date, this hotel was operated by the Company under a management agreement. The financial statements also include the revenues and expenses from the management of properties located in the United States, Bermuda and Egypt.

RESULTS OF OPERATIONS

REVENUES

                                           TOTAL REVENUES
                                           (in thousands)
                             -------------------------------------------
                              NO. OF
                              ROOMS       2000        1999        1998
                             --------   ---------   ---------   --------
Sonesta Beach Resort
  Anguilla, BWI                100      $  3,810    $  4,190    $ 4,253
Sonesta Beach Resort
  Key Biscayne                 300        28,972      28,129     10,821
Royal Sonesta Hotel Boston
  (Cambridge)                  400        31,765      29,240     27,602
Royal Sonesta Hotel
  New Orleans                  500        37,201      34,959     33,131
Management and service fees
  and other revenues                       5,287       4,778      6,233
                                        --------    --------    -------
    TOTAL REVENUES                      $107,035    $101,296    $82,040
                                        ========    ========    =======

    2000 VERSUS 1999: Total revenues in 2000 were $107,035,000 compared to $101,296,000 in 1999, an increase of approximately $5,739,000. Revenues at Sonesta Beach Resort Anguilla were $3,810,000 during 2000, compared to $4,190,000 in 1999. The Anguilla resort was closed due to damage sustained from Hurricane Lenny from November 17, 1999 to February 10, 2000. The loss of income was covered by the Company's insurance. Revenues during 2000 at Sonesta Beach Resort Key Biscayne were $28,972,000 compared to $28,129,000 in 1999. The increase of $843,000 was almost entirely due to increased revenues from the hotel's retail shops, which have been operated by the hotel since late 1999. Room revenue per available room (REVPAR) at the Key Biscayne resort decreased by 1.5%, due to softening demand from the convention market segment, increased competition from new hotels in the Miami area and the impact on 2000 summer revenues from extensive renovations to the hotel's guest rooms and public spaces. Recognizing the softening market, the Company has increased its sales and marketing efforts on behalf of the Key Biscayne resort. Royal Sonesta Hotel Boston (Cambridge) had another successful year. Revenues rose by 8.5% from $29,240,000 in 1999 to $31,765,000 in 2000. The hotel's REVPAR increased by 8%
compared to 1999, due to both higher occupancy and an increase in the average room rate achieved. Food and beverage revenues rose by 10% due to increased banquet business. Revenues at Royal Sonesta New Orleans increased from $34,959,000 in 1999 to $37,201,000 in 2000, mainly due to a 7% increase in
REVPAR. This increase was primarily from increased occupancy levels, due to higher demand from the transient market segment. Revenues from management activities increased from $4,778,000 in 1999 to $5,287,000 in 2000, mainly due to increases in fee income of $416,000 from the Company's managed operations in Egypt.

    1999 VERSUS 1998: Total revenues in 1999 were $101,296,000 compared to $82,040,000 in 1998, an increase of approximately $19,256,000. The Company acquired the Sonesta Beach Resort Key Biscayne on July 1, 1998. Before July 1, 1998, this hotel was operated under a management agreement. Revenues of the Key Biscayne hotel were $28,129,000 in 1999 compared to $25,738,000 during the whole year of 1998, primarily due to a 9% increase in revenue per available room ("REVPAR") and a 7% increase in food and beverage revenues. Revenues at the Royal Sonesta Hotel Boston (Cambridge) increased by $1,638,000, mainly due to an 8% increase in average room rate coupled with a slight increase in occupancy. Royal Sonesta New Orleans increased revenues by $1,828,000 in 1999 compared to 1998. REVPAR at the New Orleans hotel increased by 7% compared to 1998, and food and beverage revenues increased by 5% because of higher occupancy levels achieved in 1999. Revenues at Sonesta Beach Resort Anguilla in 1999 decreased by $63,000 compared to 1998. This was due to the loss of revenues of approximately $800,000 in November and December 1999 as a result of the closure of the resort from November 17, 1999 until February 10, 2000 due to damage done by Hurricane Lenny. Revenues from management activities decreased by $1,455,000 in 1999 compared to 1998. The 1998 revenues included fee income of $669,000 from Sonesta Beach Resort Key Biscayne, which was operated by the Company under a management agreement until its acquisition on July 1, 1998. The 1998 revenues also included a cancellation fee of $335,000 in connection with the termination of a license agreement for a hotel in Santiago, Chile, and additional income of $407,000 for previously deferred fees from Chateau Sonesta Hotel New Orleans. In addition, the 1998 revenues included approximately $344,000 of service fees from managed hotels to an in-house advertising agency, whose function was outsourced as of January 1, 1999, and a full year's fee income from Sonesta Beach Hotel & Casino Curacao, which was operated by the Company under a management agreement until June 1, 1999. The above decreases in income were partially offset by increases in fees of $719,000 from the Company's managed hotels in Egypt. Business in Egypt recovered in 1999 from a

--------------------------------------------------------------------------------

downturn in tourism that followed the terrorist attack in Luxor in November 1997.

OPERATING INCOME

                                           OPERATING INCOME/
                                                 (LOSS)
                                             (in thousands)
                                     ------------------------------
                                       2000       1999       1998
                                     --------   --------   --------
Sonesta Beach Resort Anguilla, BWI   $(2,241)   $(1,592)   $(1,192)
Sonesta Beach Resort Key Biscayne      2,782      4,175       (101)
Royal Sonesta Hotel Boston
  (Cambridge)                          7,054      6,165      5,319
Royal Sonesta Hotel New Orleans        3,333      2,329      2,227
                                     -------    -------    -------
Operating income from hotels after
  management and service fees         10,928     11,077      6,253
Management activities and other         (619)    (1,391)      (664)
                                     -------    -------    -------
    OPERATING INCOME                 $10,309    $ 9,686    $ 5,589
                                     =======    =======    =======

    2000 VERSUS 1999: Operating income for the year 2000 was $10,309,000 compared to $9,686,000 in 1999, an increase of $623,000. Operating loss at Sonesta Beach Resort Anguilla increased from $1,592,000 in 1999 to $2,241,000 in 2000. The Anguilla resort was closed due to damage from hurricane Lenny from November 17, 1999 to February 10, 2000. The Company's insurance covered the loss of income during the closure, as well as for reductions in business during the six month period following the reopening. The Company recorded a gain from casualty of $1,175,000 in 2000 from the receipt of preliminary payments under its business interruption insurance claim. A final settlement of the claim was reached during the first quarter of 2001, and the Company will report an additional insurance gain of $801,000 in the 2001 first quarter. Operating income at Sonesta Beach Resort Key Biscayne decreased from $4,175,000 in 1999 to $2,782,000 in 2000, primarily due to a slight decrease in room revenues, and higher operating and overhead expenses. The increase in total revenues of $843,000, which was almost entirely from increased revenues from the hotels' retail shops, was offset by increases in expenses of $2,236,000. For the most part, this increase in expenses consisted of increases in costs and operating expenses of $622,000 related to the retail operations, a $400,000 increase in administrative and general expenses (including increased insurance expense), a $184,000 increase in real estate taxes and a $516,000 increase in depreciation expense, which resulted from the major refurbishments the Company has undertaken since the resort was acquired in July 1998. Operating income in 2000 at Royal Sonesta Hotel Boston (Cambridge) rose by $889,000 to $7,054,000. Revenue increases of $2,525,000 were partially offset by increases in expenses of $1,636,000, mainly due to increases in costs and operating and depreciation expense. Operating income at Royal Sonesta Hotel New Orleans rose from $2,329,000 in 1999 to $3,333,000 in 2000. Revenues went up by $2,242,000 compared to 1999, and total expenses increased by $1,238,000, as a result of increases in costs and operating expenses due to higher volumes of business, higher property insurance expense, and increased real estate taxes. Rent expense, which is based on a percentage of profits as defined in the lease for the hotel, went down by approximately $300,000 despite increased profits. This is due to the fact that the Company started major renovations to guestrooms in 2000, which resulted in higher capital expenditures compared to 1999. These capital expenditures are permitted to be deducted from profit for rent purposes. The Company's loss from management activities, which is computed after management, marketing and service fees from owned and leased hotels, decreased from $1,391,000 in 1999 to $619,000 in 2000. This was mainly due to increased fee income of $416,000 from the Company's managed operations in Egypt, and from the collection of $280,000 of previously unrecorded fees and other expenses from a hotel which the Company used to operate in Orlando, Florida.

    1999 VERSUS 1998: Operating income in 1999 was $9,686,000 which represented an increase of $4,097,000 compared to 1998 operating income of $5,589,000. Operating income of Sonesta Beach Resort Key Biscayne, which the Company acquired on July 1, 1998, was $4,175,000 during 1999. Included in the 1998 results was an operating loss of $101,000 for the period July 1 to December 31, 1998. This loss was not representative of a full year's operations due to the seasonal nature of the hotel's business. Operating loss at Sonesta Beach Resort Anguilla in 1999 increased by $400,000 compared to 1998, due to the loss of revenue of approximately $800,000 in November and December of 1999 as a result of the closure of the hotel from November 17, 1999 until February 10, 2000, due to damage sustained by Hurricane Lenny. Operating income at the Royal Sonesta Hotel Boston (Cambridge) increased by $846,000 to $6,165,000 during 1999, due to increased revenues of $1,638,000, partially offset by an increase in expenses of $792,000, of which $243,000 was due to increased depreciation expense as a result of major refurbishments at the hotel in the past three years. Operating income at Royal Sonesta Hotel New Orleans increased $102,000 to $2,329,000 in 1999. Increased revenues of $1,828,000 were offset by increases in expenses, mainly in cost and operating expenses of $471,000, sales and marketing expenses of $209,000, and by increased rent expense of $780,000. The rent expense is based on a percentage of profits as defined in the lease under which the Company operates the hotel. Operating loss from management and other activities, which is computed after giving effect to management, marketing and service fees to owned and leased hotels, increased by $727,000 in 1999 compared to 1998. This was primarily caused by the fact that 1998 income included a cancellation fee of $335,000 in connection with the termination of a license agreement for a hotel in Santiago, Chile, and the receipt

--------------------------------------------------------------------------------

in 1998 of $407,000 for previously deferred fees from Chateau Sonesta Hotel New Orleans.

OTHER INCOME AND DEDUCTIONS

    Included in gain from casualty in 2000 is $1,175,000 from a business interruption claim relating to Hurricane Lenny. Sonesta Beach Resort Anguilla was closed from November 17, 1999 until February 10, 2000 to repair damage from the storm. The business interruption insurance claim was settled during the first quarter of 2001, and the Company recovered lost income of $1,976,000. The remaining proceeds of $801,000 will be recorded as an additional gain during the first quarter of 2001. In 1999, the Company recorded a gain from casualty of $181,000 from the building and personal property insurance claim related to this windstorm loss in Anguilla. This gain resulted from proceeds received from insurance which exceeded the book values of the assets destroyed. Also included in 2000 is a gain from casualty of $553,000 from a property insurance claim after a hail storm in January 2000 damaged the roof of the Royal Sonesta Hotel New Orleans. The proceeds from insurance to replace the roof exceeded the book value, which resulted in this gain.

    The Company recorded an extraordinary loss of $274,000 (net of federal and state taxes) in June 2000, which represents the write-off of unamortized loan costs and the payment of a prepayment penalty, both in connection with the refinancing of the Boston (Cambridge) and Key Biscayne hotels' mortgage loans.

    Included in other income in 1999 is a termination fee of approximately $1,875,000 which the Company received in connection with the June 1, 1999 cancellation of the management agreement under which the Company operated the Sonesta Beach Resort & Casino, Curacao. Also included in other income for 1999 is a supplemental fee of $2,000,000 from Sonesta Beach Resort Bermuda, which the Company continues to operate under a management agreement (see also
Note 2--Operations).

    Interest expense increased by $1,286,000 in 2000 compared to 1999 due to the additional expense incurred following the refinancing in June 2000 of the mortgage loans on the Royal Sonesta Hotel Boston (Cambridge) and Sonesta Beach Resort Key Biscayne (see also Note 4--Borrowing Arrangements). Interest expense in 1999 increased by $739,000 compared to 1998. This was caused by interest expense incurred on a mortgage loan which the Company assumed in connection with the acquisition of the Sonesta Beach Resort Key Biscayne on July 1, 1998.

    Interest income in 2000 increased by $836,000 compared to 1999 due to income received from the short term investment of the proceeds of the refinanced mortgage loans on the Royal Sonesta Hotel Boston (Cambridge) and Sonesta Beach Resort Key Biscayne. Interest income decreased by $172,000 in 1999 compared to 1998, mainly due to interest of $275,000 included in the first six months of 1998 from receivables due from the previous owner of Sonesta Beach Resort Key Biscayne. These receivables were settled when the Company acquired the hotel on July 1, 1998. This decrease was partially offset by increases in interest income from the Company's loans to Sonesta Beach Resort Sharm El Sheikh, Egypt.

FEDERAL, STATE AND FOREIGN INCOME TAXES

    The 2000 and 1999 tax expenses are higher than the statutory rate primarily due to the provision for state taxes on the Company's profits from its operations in Louisiana, Florida and Massachusetts.

LIQUIDITY AND CAPITAL RESOURCES

    The Company had cash and cash equivalents of $23,850,000 and investments in government debt securities of $10,313,000 at December 31, 2000.

    In June 2000, the Company refinanced the mortgage loans on its hotels in Cambridge, Massachusetts and Key Biscayne, Florida. The net proceeds from this refinancing were $27,055,000. These proceeds are being used for improvements to the Key Biscayne property, and to fund the Company's expansion plans. At December 31, 1999, the mortgage loan on the Key Biscayne property was classified as a current liability pending receipt of a formal loan commitment.

    In December 2000, the Company entered into a management agreement to operate a condo hotel in the Coconut Grove area of Miami, Florida. The hotel is currently under construction and is expected to open in the spring of 2002. Under its agreements, the Company will loan up to $5,000,000 to the project to fund part of the project costs, and for pre-opening costs and working capital. These loans will be repaid out of profits that would otherwise be available for distribution to the owner of the hotel. Based on the management agreement, the Company will receive management fees based on revenues, and incentive fees based on profits, as defined.

    The Company will contribute approximately $3,500,000 to its Pension Plan in 2001, and this amount is shown as a current liability at December 31, 2000.

    On July 1, 1999, the Company paid $3,772,800 related to a treasury stock purchase (see also Note 5--Stockholders' Equity).

    The Company acquired cash of $3,456,000 with the acquisition of the Sonesta Beach Resort Key Biscayne on July 1, 1998. It also assumed a mortgage note payable in this transaction, which had a fair value of $24,171,000 at July 1, 1998 (see Note 2--Operations).

--------------------------------------------------------------------------------

    In addition to normal capital replacements, approximately $7,200,000 was spent in 2000 and 1999 on improvements at the Company's Sonesta Beach Resort Key Biscayne. These improvements included guest room and bathroom renovations, improvements to the hotel's public spaces and conference facilities, elevator modernization, and replacement of property management systems.

    Company management believes that its present cash balances are more than adequate to meet its cash requirements for 2001 and beyond.

MARKET RISK

    The Company is exposed to market risk from changes in interest rates and foreign exchange rates. The Company uses fixed rate debt and debt with variable interest rates to finance the ownership of its properties. The table that follows summarizes the Company's fixed and variable rate debt obligations outstanding as of December 31, 2000. This information should be read in conjunction with Note 4--Borrowing Arrangements.

Short and Long Term Debt (in thousands) maturing in:

                                                                  YEAR
                                  --------------------------------------------------------------------
                                    2001           2002           2003           2004           2005         Thereafter
                                  --------       --------       --------       --------       --------       ----------
Fixed rate                         $1,350          $967          $1,054         $1,148         $1,251         $66,344
Average interest rate                8.6%          8.6%            8.6%           8.6%           8.6%            8.6%
Variable rate                      $4,896            --              --             --             --              --
Average interest rate                8.9%            --              --             --             --              --


                              Total         Fair Value
                             --------       ----------
Fixed rate                   $72,114         $72,114
Average interest rate
Variable rate                $ 4,896         $ 4,896
Average interest rate

SELECTED QUARTERLY FINANCIAL DATA

    Selected quarterly financial information for the years ended December 31, 2000 and 1999 is as follows:

                                                                    (in thousands except for per share data)
                                                                                      2000
                                                              -----------------------------------------------------
                                                                1st            2nd            3rd            4th
                                                              --------       --------       --------       --------
Revenues                                                      $28,242        $28,680        $22,855        $27,258
Operating income                                                3,340          4,355            353          2,261
Net income (loss)                                               1,771          2,002           (359)         1,259
Net income (loss) per share of common stock                   $  0.48        $  0.54        $ (0.10)       $  0.34

                                                                                      1999
                                                              -----------------------------------------------------
                                                                1st            2nd            3rd            4th
                                                              --------       --------       --------       --------
Revenues                                                      $26,630        $26,379        $21,880        $26,407
Operating income                                                3,689          2,817            734          2,446
Net income (loss)                                               1,662          3,657           (227)         1,241
Net income (loss) per share of common stock                   $  0.40        $  0.88        $ (0.06)       $  0.33

    Included in net income in the second quarter of 1999 is non-recurring other income of $3,875,000 (see Note 2--Operations).

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

For the three years ended December 31, 2000
(in thousands except for per share data)

                                                                    2000           1999           1998
                                                                  ---------      ---------      --------
Revenues:
  Rooms.....................................................      $ 64,942       $ 62,246       $48,462
  Food and beverage.........................................        27,747         26,185        20,710
  Management, license and service fees......................         4,971          4,679         6,198
  Parking, telephone and other..............................         9,375          8,186         6,670
                                                                  --------       --------       -------
                                                                   107,035        101,296        82,040
                                                                  --------       --------       -------
Costs and expenses:
  Costs and operating expenses..............................        44,670         42,336        34,189
  Advertising and promotion.................................         8,068          7,762         6,167
  Administrative and general................................        16,376         15,724        13,851
  Human resources...........................................         2,168          2,028         1,742
  Maintenance...............................................         7,487          6,832         6,105
  Rentals...................................................         7,606          7,885         7,156
  Property taxes............................................         2,614          2,069         1,553
  Depreciation and amortization.............................         7,737          6,974         5,688
                                                                  --------       --------       -------
                                                                    96,726         91,610        76,451
                                                                  --------       --------       -------
Operating income............................................        10,309          9,686         5,589
                                                                  --------       --------       -------
Other income (deductions):
  Interest expense..........................................        (5,884)        (4,598)       (3,859)
  Interest income...........................................         1,577            741           913
  Foreign exchange gain (loss)..............................            (4)            (8)            1
  Gain on sales of assets...................................             6             46            15
  Gain from casualty........................................         1,733            181            --
  Other.....................................................            --          3,875            --
                                                                  --------       --------       -------
                                                                    (2,572)           237        (2,930)
                                                                  --------       --------       -------
Income before income taxes..................................         7,737          9,923         2,659
  Federal, foreign and state income tax provision...........         2,790          3,590         1,242
                                                                  --------       --------       -------
Income before extraordinary loss on refinancing of debt.....         4,947          6,333         1,417
  Extraordinary loss on refinancing of debt (net of tax)....          (274)            --            --
                                                                  --------       --------       -------
Net income..................................................      $  4,673       $  6,333       $ 1,417
                                                                  ========       ========       =======

Basic earnings per share of common stock....................         $1.26          $1.61         $ .34
                                                                  ========       ========       =======

Dividends per common share..................................         $ .20          $ .18         $ .15
Dividends per preferred share...............................         $1.25          $1.25         $1.25

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

December 31, 2000 and 1999
(in thousands)

                                                                2000            1999
                                                              ---------       ---------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $ 23,850        $  7,876
  Investments in government debt securities.................    10,313              --
  Accounts and notes receivable:
    Trade, less allowance of $270 ($260 in 1999) for
      doubtful accounts.....................................     6,829           7,673
    Other, including current portion of long-term
      receivables and advances..............................       918           2,083
                                                              --------        --------
        Total accounts and notes receivable.................     7,747           9,756
  Current portion of deferred taxes.........................       630             459
  Inventories...............................................     1,618           1,530
  Prepaid expenses and other................................     1,791           1,092
                                                              --------        --------
            Total current assets............................    45,949          20,713

LONG-TERM RECEIVABLES AND ADVANCES..........................     1,008           1,507

PROPERTY AND EQUIPMENT, AT COST:
  Land and land improvements................................     9,940           9,894
  Buildings.................................................    70,469          69,256
  Furniture and equipment...................................    36,969          30,785
  Leasehold improvements....................................     2,855           2,470
  Projects in progress......................................     2,246           1,052
                                                              --------        --------
                                                               122,479         113,457
  Less accumulated depreciation and amortization............    32,688          29,255
                                                              --------        --------
      Net property and equipment............................    89,791          84,202

OTHER LONG-TERM ASSETS......................................     1,565           1,096
                                                              --------        --------
                                                              $138,313        $107,518
                                                              ========        ========

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------

                                                                2000            1999
                                                              ---------       ---------
LIABILITIES AND COMMON STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt.........................  $  6,246        $ 24,164
  Accounts payable..........................................     5,295           6,897
  Advance deposits..........................................     4,181           4,703
  Federal, foreign and state income taxes...................       405              97
  Accrued liabilities:
    Salaries and wages......................................     2,949           2,917
    Rentals.................................................     6,628           6,917
    Interest................................................       526             410
    Pension and other employee benefits.....................     3,777             207
    Other...................................................     1,198           1,344
                                                              --------        --------
                                                                15,078          11,795
                                                              --------        --------
            Total current liabilities.......................    31,205          47,656

LONG-TERM DEBT..............................................    70,764          26,165

DEFERRED FEDERAL AND STATE INCOME TAXES.....................     5,524           4,220

OTHER NON-CURRENT LIABILITIES...............................       599           3,095

COMMITMENTS AND CONTINGENCIES

REDEEMABLE PREFERRED STOCK, $25 PAR VALUE, AT REDEMPTION
  VALUE.....................................................       294             294

COMMON STOCKHOLDERS' EQUITY:
  Common stock:
    Class A, $.80 par value
    Authorized--10,000 shares
    Issued--6,102 shares at stated value....................     4,882           4,882
  Retained earnings.........................................    37,033          33,114
  Treasury shares--2,397 (2,387 at December 31, 1999), at
    cost....................................................   (11,988)        (11,908)
                                                              --------        --------
      Total common stockholders' equity.....................    29,927          26,088
                                                              --------        --------
                                                              $138,313        $107,518
                                                              ========        ========

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

For the three years ended December 31, 2000
(in thousands, except for per share date)

                                    COMMON               TREASURY
                                     STOCK                SHARES                                  TOTAL
                              -------------------   -------------------               ------------------------------
                               NO. OF                NO. OF               RETAINED    NO. OF SHARES   STOCKHOLDERS'
                               SHARES     AMOUNT     SHARES     AMOUNT    EARNINGS     OUTSTANDING        EQUITY
                              --------   --------   --------   --------   ---------   -------------   --------------
Balance January 1,
  1998......................   3,051      $3,488       (983)   $ (8,125)   $28,087        2,068          $23,450
Cash dividends on common
  stock ($0.15 per share)...      --          --         --          --       (621)          --             (621)
Cash dividends on preferred
  stock ($1.25 per share)...      --          --         --          --        (13)          --              (13)
Net income..................      --          --         --          --      1,417           --            1,417
                               -----      ------     ------    --------    -------        -----          -------
Balance December 31,
  1998......................   3,051       3,488       (983)     (8,125)    28,870        2,068           24,233
Purchase of 209,600
  shares....................      --          --       (209)     (3,767)        --         (209)          (3,767)
2 for 1 stock split.........   3,051       1,394     (1,193)         --     (1,394)       1,858               --
Purchase of 2,000 shares....      --          --         (2)        (16)        --           (2)             (16)
Cash dividends on common
  stock ($0.18 per share)...      --          --         --          --       (682)          --             (682)
Cash dividends on preferred
  stock ($1.25 per share)...      --          --         --          --        (13)          --              (13)
Net income..................      --          --         --          --      6,333           --            6,333
                               -----      ------     ------    --------    -------        -----          -------
Balance December 31,
  1999......................   6,102       4,882     (2,387)    (11,908)    33,114        3,715           26,088
Purchase of 10,000 shares...      --          --        (10)        (80)        --          (10)             (80)
Cash dividends on common
  stock ($0.20 per share)...      --          --         --          --       (741)          --             (741)
Cash dividends on preferred
  stock ($1.25 per share)...      --          --         --          --        (13)          --              (13)
Net income..................      --          --         --          --      4,673           --            4,673
                               -----      ------     ------    --------    -------        -----          -------
Balance December 31,
  2000......................   6,102      $4,882     (2,397)   $(11,988)   $37,033        3,705          $29,927
                               =====      ======     ======    ========    =======        =====          =======

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

For the three years ended December 31, 2000
(in thousands)

                                                                     2000           1999           1998
                                                                   --------       --------       --------
CASH PROVIDED (USED) BY OPERATING ACTIVITIES
  Net income................................................       $  4,673       $ 6,333        $ 1,417
  Items not (providing) requiring cash
    Pension expense.........................................          1,067           999          1,041
    Depreciation and amortization of property and
      equipment.............................................          7,737         6,974          5,688
    Other amortization......................................           (255)         (725)          (226)
    Deferred federal and state income taxes.................          1,117           706             25
    Gain on sales of assets.................................             (6)          (46)           (15)
    Gain from casualty......................................           (558)         (181)            --
    Extraordinary loss on refinancing of debt...............            274            --             --
    Other...................................................             --            69             --

  Changes in assets and liabilities
    Accounts and notes receivable...........................          2,009          (124)           992
    Inventories.............................................            (88)         (262)           (73)
    Prepaid expenses and other..............................           (678)          281           (198)
    Accounts payable........................................         (1,602)          657            490
    Advance deposits........................................           (522)          834            659
    Federal, foreign and state income taxes.................            481          (286)          (216)
    Accrued liabilities.....................................           (243)          488           (971)
                                                                   --------       -------        -------
      Cash provided by operating activities.................         13,406        15,717          8,613

CASH PROVIDED (USED) BY INVESTING ACTIVITIES
    Proceeds from sales of assets...........................             66            49             29
    Proceeds from casualty insurance........................            668            --             --
    Purchases of government debt securities.................        (20,404)           --             --
    Proceeds from maturities of government debt
      securities............................................         10,091            --             --
    Expenditures for property and equipment.................        (13,495)       (9,990)        (8,608)
    Cash reimbursed from escrow.............................             --            --            840
    New loans and advances..................................           (245)          (55)          (199)
    Payments received on long-term receivables and
      advances..............................................            839           774          1,322
    Cash received in purchase of hotel......................             --            --          3,456
                                                                   --------       -------        -------
      Cash used by investing activities.....................        (22,480)       (9,222)        (3,160)

CASH PROVIDED (USED) BY FINANCING ACTIVITIES
    Proceeds from issuance of long-term debt................         72,000            --             --
    Cost of financing.......................................         (1,379)           --             --
    Payments on refinancing of long-term debt...............        (43,566)           --             --
    Scheduled payments on long-term debt....................         (1,172)       (3,672)          (879)
    Payments on capitalized lease obligations...............             --            --            (51)
    Purchase of common stock................................            (80)       (3,783)            --
    Cash dividends paid.....................................           (755)         (634)          (634)
                                                                   --------       -------        -------
      Cash provided (used) by financing activities..........         25,048        (8,089)        (1,564)

Net increase (decrease) in cash and cash equivalents........         15,974        (1,594)         3,889
Cash and cash equivalents at beginning of year..............          7,876         9,470          5,581
                                                                   --------       -------        -------
Cash and cash equivalents at end of year....................       $ 23,850       $ 7,876        $ 9,470
                                                                   ========       =======        =======

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

SONESTA INTERNATIONAL HOTELS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION:

    Sonesta International Hotels Corporation (the Company) is engaged in the operation of hotels in Boston (Cambridge), Massachusetts; New Orleans, Louisiana; Key Biscayne, Florida and Anguilla, British West Indies. The Key Biscayne hotel was acquired by the Company in July 1998. The Company also operates, under management agreements, hotels in Bermuda; Curacao, Netherlands Antilles (until June 1, 1999); Key Biscayne, Florida (until June 30, 1998); New Orleans, Louisiana; and in Cairo, Sharm El Sheikh, Luxor, and Port Said, Egypt. The Company also manages three Nile River cruise ships in Egypt. Sonesta has granted licenses, for which it receives fees, for the use of its name for a hotel on the island of Aruba (formerly operated as two separate hotels), and hotels in Peru and Italy.

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

INVESTMENTS IN GOVERNMENT DEBT SECURITIES:

    Investments in U. S. government debt securities are classified as held-to-maturity based on the Company's positive intent and ability to hold the securities to maturity. All of the debt securities have maturities of less than one year. Held-to-maturity securities are stated at cost, adjusted for amortization of premiums and accretion of discounts to maturity. The fair value of these securities is estimated to approximate their carrying value based on their short term to maturity.

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

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF:

    The carrying values of long-lived assets, which include property and equipment and all intangibles, are evaluated periodically in relation to the operating performance and future undiscounted cash flows of the underlying assets. Adjustments to fair value are made if the sum of expected future net cash flows is less than book value if impairment indicators are present.

INCOME TAXES:

    Income taxes have been provided using the liability method in accordance with FASB Statement 109, "Accounting for Income Taxes". The Company and its United States subsidiaries file a consolidated federal income tax return. Where appropriate, federal and foreign income taxes are provided on earnings of foreign subsidiaries that are intended to be remitted to the parent company.

FAIR VALUE OF FINANCIAL INSTRUMENTS:

    The Company's financial instruments consist of cash and cash equivalents, investments in government debt securities, accounts and notes receivable, accounts payable and long-term debt. The Company believes that the carrying value of the financial instruments approximates their fair values. In particular, the Company believes that the carrying value of its long term debt approximates its fair value because of the recent refinancing of a significant portion of the debt, and the fact that the balance of its debt has a variable interest rate that fluctuates with the LIBOR rate.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS:

    As of January 1, 2001, the Company will adopt Financial Accounting Standards Board Statement no. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (Statement 133) which was issued in June, 1998 and its amendments Statements 137, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES--DEFERRAL OF THE EFFECTIVE DATE OF FASB STATEMENT NO 133 and 138, ACCOUNTING FOR DERIVATIVE

--------------------------------------------------------------------------------

INSTRUMENTS AND CERTAIN HEDGING ACTIVITIES issued in June 1999 and June 2000 respectively (collectively referred to as Statement 133). The Company has determined that Statement 133 will not have a material effect on its financial position or results of operations.

USE OF ESTIMATES:

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION:

    Certain amounts in the 1998 and 1999 financial statements have been reclassified to conform to the 2000 presentation.

STATEMENT OF CASH FLOWS:

    Cash and cash equivalents consists of cash on hand and short-term, highly liquid investments with maturities of less than 91 days when acquired, which are readily convertible into cash.

    Cash paid for interest in 2000, 1999, and 1998 was approximately $5,768,000, $4,647,000 and $3,973,000, respectively. Cash paid for income taxes in 2000, 1999, and 1998 was approximately $1,507,000, $3,170,000 and $1,432,000, respectively.

    A subsidiary of the Company acquired the Sonesta Beach Resort, Key Biscayne on July 1, 1998 (see Note 2--Operations). The amount of cash acquired in the transaction was $3,456,046. The total assets and liabilities assumed were as follows:

                                        (in thousands)
                                        --------------
Fair value of assets acquired, net of
  carrying value of notes receivable       $26,257
Cash acquired                                3,456
Cash paid for partnership interest              --
                                           -------
Liabilities assumed, including
  mortgage indebtedness and deferred
  taxes                                    $29,713
                                           =======

2. OPERATIONS

    Sonesta Beach Resort Anguilla sustained damage in November 1999, when Hurricane Lenny struck the island, and was closed until February 10, 2000. Included in other income in 2000 is a gain from casualty of $1,175,000 from the receipt of preliminary payments under its business interruption insurance claim. Under its insurance policy, the Company was entitled to receive lost income for the period of closure, as well as a six month period following reopening. A final settlement of the claim was reached during the first quarter of 2001, and the Company will record an additional insurance gain of $801,000 in 2001. The Company previously settled its insurance claim for building damages and loss of personal property. Because the book values of the assets destroyed were less than the proceeds from insurance, the Company recorded a gain from casualty in 1999 of $180,858. Also included in 2000 is a gain from casualty of $553,000 from a property insurance claim after a hail storm in January 2000 damaged the roof of the Royal Sonesta Hotel New Orleans. The proceeds from the insurance to replace the roof exceeded the book value, which resulted in this gain.

    The management agreement under which the Company operated the Sonesta Beach Resort & Casino, Curacao was terminated on June 1, 1999. The Company received a termination fee of $1,875,073, which was based on the equity investment of $2,000,000 the Company made in the hotel in 1994, less incentive fees earned in 1998 of $124,927. This termination fee is included in Other income in the 1999 consolidated statement of operations. The carrying value of the investment had previously been written down to zero through the recognition by the Company of its equity in losses sustained by the hotel.

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

    Included in the results from operations as of July 1, 1998 are the revenues and expenses from Sonesta Beach Resort Key Biscayne. Before the acquisition on July 1, 1998, the Company operated the hotel under a management agreement. The July 1 acquisition of the hotel by Sonesta Beach Resort Limited Partnership (SBRLP) was accounted for using the purchase method. Florida Sonesta Corporation
(FSC) and Key Biscayne Land Corporation, both subsidiaries of the Company, are the sole general partner with a 1% partnership interest, and a limited partner with a 98% partnership interest, respectively, of SBRLP. The seller has a one percent (1%) limited partnership interest in SBRLP, which the Company has the right to acquire on January 1, 2002. The resort is a 300-room, full-service beachfront resort hotel sited on 10 acres in Key Biscayne, Florida. FSC had continuously operated the hotel under a management agreement since it sold the property to the seller in 1984. The purchase price consisted of FSC's release of the seller from indebtedness owed to FSC and/or its affiliates in connection with the Company's sale of the resort to seller in 1984, and loans advanced by FSC to restore and improve the resort following Hurricane Andrew in 1992. This indebtedness was carried on the Company's books at approximately $10,720,000 on July 1, 1998, and the debt had matured or otherwise become due and payable at the end of 1997 and/or in early 1998. In addition, SBRLP assumed indebtedness with a fair value of approximately

--------------------------------------------------------------------------------

$24,549,000. Operating results for 1998 for the Company on a proforma basis after giving effect to this transaction are as follows:

                                         Year ended
                                      December 31, 1998
                                         (unaudited)
                          (in thousands, except for per share data)
                          -----------------------------------------
Revenues                                   $96,234
Net income                                   3,322
Basic earnings per share                   $  0.80

    Gross revenues for hotels operated by the Company under management contracts, by geographic area, for the three years ended December 31, 2000, are summarized below:

                                      (in thousands)
                                       (unaudited)
                        ------------------------------------------
                          2000             1999             1998
                        --------         --------         --------
United States           $13,525          $12,212          $26,709
Caribbean                27,919           34,522           43,737
Egypt                    40,000           34,237           22,950
                        -------          -------          -------
                        $81,444          $80,971          $93,396
                        =======          =======          =======

    Costs and operating expenses for owned and leased hotels for the three years ended December 31, 2000 are summarized below:

                                         (in thousands)
                              ------------------------------------
                                2000          1999          1998
                              --------      --------      --------
Direct departmental costs:
  Rooms                       $15,180       $14,699       $11,863
  Food and beverage            21,556        20,648        16,378
  Heat, light and power         3,345         3,031         2,710
  Other                         4,589         3,958         3,238
                              -------       -------       -------
                              $44,670       $42,336       $34,189
                              =======       =======       =======

    Direct departmental costs include payroll expense and related payroll burden, the cost of food and beverage consumed and other departmental costs.

3. LONG-TERM RECEIVABLES AND ADVANCES

                                       (in thousands)
                                -----------------------------
                                December 31,    December 31,
                                    2000            1999
                                -------------   -------------
Sharm El Sheikh, Egypt (a)         $  781          $  936
Cairo, Egypt, net of
  discount (b)                        140             315
Other                                 621             866
                                   ------          ------
  Total long-term receivables       1,542           2,117
  Less: current portion               534             610
                                   ------          ------
  Net long-term receivables        $1,008          $1,507
                                   ======          ======

(a) This loan, in the original amount of $1,000,000, was made in 1996 and 1997 to the owner of the Sonesta Beach Resort, Sharm El Sheikh. The loan agreement was amended in 1999. The loan bears interest at the prime rate (9 1/2% at December 31, 2000) and is being repaid in 60 monthly installments, beginning January 2000.

(b) The remaining balance of this loan, made in February 1997 to the owner of the Sonesta Hotel Cairo, will be repaid in 2001.

4. BORROWING ARRANGEMENTS

CREDIT LINES

    The Company has a $2,000,000 line of credit which expires on September 30, 2001. This line of credit bears interest at the prime rate (9 1/2% at December 31, 2000). The terms of the line require a certain minimum net worth, a minimum amount of unrestricted cash or available credit lines during part of each calendar year, and approval for additional borrowings by the Company. No amount was outstanding under this line at December 31, 2000 and 1999. A subsidiary of the Company had a $5,000,000 line of credit which was cancelled by the Company effective October 1, 2000.

    There were no short-term borrowings during 1999. During 2000 and 1998 average short-term borrowings were approximately $280,000 and $15,000 at an average interest rate of 8.8% and 8.5%, respectively. The maximum amounts of short-term borrowings outstanding during 2000 and 1998 were $4,800,000 and $772,000, respectively.

LONG-TERM DEBT

                                          (in thousands)
                                   -----------------------------
                                   December 31,    December 31,
                                       2000            1999
                                   -------------   -------------
Charterhouse of Cambridge Trust
  and Sonesta of Massachusetts
  Inc.:
  First mortgage note (a)             $40,802         $21,414
Sonesta Beach Resort Limited
  Partnership:
  First mortgage note (b)              30,850          23,049
Sonesta Hotels of Anguilla, Ltd:
  First mortgage note (c)               4,896           5,440
Other                                     462             426
                                      -------         -------
                                       77,010          50,329
Less current portion of long-term
  debt                                  6,246          24,164
                                      -------         -------
Total long-term debt                  $70,764         $26,165
                                      =======         =======

(a) The mortgage loan on the Royal Sonesta Hotel Boston (Cambridge) was refinanced in June 2000. The new loan is secured by a first mortgage on the Royal Sonesta Hotel Boston (Cambridge) property. This property is included in fixed assets at a net book value of $25,322,000 at December 31, 2000. The interest rate on this new loan is 8.6% for the term of the loan, and amortization of the principal balance is based on a 25 year schedule. Monthly payments are $332,911. The mortgage loan matures in July 2010, and prepayment of this loan will be subject to early payment penalties, based on prevailing interest rates at the time of the prepayment.

(b) The mortgage loan on the Sonesta Beach Resort Key Biscayne was refinanced in June 2000. The new loan is secured by a first mortgage on the Sonesta Beach Resort Key Biscayne property. This property is included in fixed assets at a net book value of $41,587,000 at December 31, 2000. The

--------------------------------------------------------------------------------

    interest rate on this new loan is 8.6% for the term of the loan, and amortization of the principal balance is based on a 25 year schedule. Monthly payments are $251,713. The mortgage loan matures in July 2010, and prepayment of this loan will be subject to early payment penalties, based on prevailing interest rates at the time of prepayment.

(c) The loan is secured by a first mortgage on the Sonesta Beach Resort Anguilla property, and an assignment to the lender of the hotel's furniture, fixtures and equipment. This property is included in fixed assets at a net book value of $12,156,000 at December 31, 2000. In addition, an amount of $1,900,000 is secured by a Company guaranty. The loan requires minimum principal payments of $544,000 during 2001. In addition, principal payments are required equal to 25% of the hotel's annual excess cash flow, as defined. The balance of $4,352,000 is due on the scheduled maturity date of December 31, 2001. The interest rate on the loan is LIBOR plus 2.25%. The interest rate at December 31, 2000 was 8.9%.

    Aggregate principal payments for the years subsequent to December 31, 2000, are as follows:

Year                    (in thousands)
----                    --------------
2001                       $ 6,246
2002                           967
2003                         1,054
2004                         1,148
2005                         1,251
Thereafter                  66,344

5. STOCKHOLDERS' EQUITY

BASIC EARNINGS PER SHARE

    The following table sets forth the computation of basic earnings per share for the three years ended December 31, 2000 (in thousands, except for per share data). As the Company has no dilutive securities, there is no difference between basic and diluted earnings per share of common stock.

                                       2000       1999       1998
                                     --------   --------   --------
Numerator:
  Net income                          $4,673     $6,333     $1,417
  Preferred stock dividends              (13)       (13)       (13)
                                      ------     ------     ------
Numerator for earnings per share      $4,660     $6,320     $1,404
                                      ======     ======     ======
Denominator:
  Weighted number of shares
    outstanding (1)                    3,708      3,924      4,136
                                      ======     ======     ======
Earnings per share
  of common stock                     $ 1.26     $ 1.61     $ 0.34
                                      ======     ======     ======

(1) After giving effect to 2 for 1 stock split in July 1999.

    The Company recorded an extraordinary loss of $274,000, $0.07 per common share, (net of federal and state taxes) in June 2000, which represents the write-off of unamortized loan costs and the payment of a prepayment penalty, both in connection with the refinancing of the Boston (Cambridge) and Key Biscayne hotels' mortgage loans.

PREFERRED STOCK

    The 5% cumulative preferred stock is subject to redemption at $27.50 per share plus accrued dividends to the date of redemption. At December 31, 2000 and 1999, 395,535 shares were authorized, and 10,672 shares were outstanding. Preferred stock sinking fund requirements to December 31, 2000 have been satisfied by the exchange in prior years of common stock for preferred stock and by the purchase and retirement of preferred stock. No dividends on common stock may be declared or paid and no common stock may be purchased or redeemed, unless preferred stock sinking fund requirements are met.

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

6. COMMITMENTS AND CONTINGENCIES

    In December 2000, the Company entered into a management agreement to operate a condo hotel in the Coconut Grove area of Miami, Florida. The hotel is currently under construction and is expected to open in the spring of 2002. Under its agreements, the Company will loan up to $5,000,000 to the project to fund part of the project costs, and for pre-opening costs and working capital.

    A subsidiary of the Company purchased the Sonesta Beach Resort Anguilla in November 1995. The hotel is located on 49 acres of land leased from the Government of Anguilla. There are 90 years remaining on the lease. In 1996, the same subsidiary entered into a 50 year lease for an additional two acres of beachfront land adjacent to the Anguilla hotel site. The Company operates the Royal Sonesta Hotel, New Orleans, Louisiana, under a lease. In September 1994 the Company exercised its first of three 10-year options to extend the lease. The lease requires payment of a percentage rent based on net profits, as defined. The Company leases space for its executive offices in Boston, Massachusetts, which lease will expire in 2004. The Company provides for rent expense on a straight line basis over

--------------------------------------------------------------------------------

the term of the lease. The Company is also committed, under various leases, for certain other property and real estate.
    Minimum fixed rentals under operating leases, principally on real estate, payable subsequent to December 31, 2000 (exclusive of real estate taxes, insurance and other occupancy costs) are as follows:

                        (in thousands)
                        --------------
                          Operating
Period                      leases
------                  --------------
2001                       $   978
2002                           881
2003                           767
2004                           548
2005                           111
Thereafter                  10,207
                           -------
                           $13,492
                           =======

    Rentals charged to operations are as follows:

                                           (in thousands)
                             ------------------------------------------
                               2000             1999             1998
                             --------         --------         --------
Real Estate:
  Fixed rentals               $  947           $  917           $  981
  Percentage rentals
    based on defined
    operating profits          6,622            6,910            6,131
Other rentals                     37               58               44
                              ------           ------           ------
                              $7,606           $7,885           $7,156
                              ======           ======           ======

    The Company has incentive compensation plans under which hotel profit bases, as established annually, must be achieved before any incentive compensation may be earned. The incentive compensation charged to operations was $1,656,000 in 2000, $1,673,000 in 1999 and $1,447,000 in 1998.

    The Company is from time to time subject to routine litigation incidental to its business, and generally covered by insurance. The Company believes that the results of such litigation will not have a materially adverse effect on the Company's financial condition.

7. PENSION AND BENEFIT PLANS

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

    The following table sets forth the funded status of the Plan at December 31, 2000 and 1999:

                                              (in thousands)
                                          ----------------------
                                            2000          1999
                                          --------      --------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year   $21,688       $21,951
Service cost                                1,240         1,176
Interest cost                               1,572         1,426
Plan amendments                               370            --
Actuarial (gain) loss                       2,726        (1,702)
Benefits paid                              (2,632)       (1,163)
                                          -------       -------
Benefit obligation at end of year          24,964        21,688
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning
  of year                                  19,824        19,719
Actual return on plan assets                   98         1,115
Employer contribution                          --           328
Benefits paid                              (2,632)       (1,163)
Administrative expenses                      (198)         (175)
                                          -------       -------
Fair value of plan assets at end of year   17,092        19,824
Projected benefit obligation in excess
  of Plan assets                            7,872         1,864
Unrecognized actuarial gain (loss)         (3,700)          842
Unrecognized prior service cost              (873)         (590)
Unrecognized transition asset                 440           528
                                          -------       -------
Accrued pension liability                 $ 3,739       $ 2,644
                                          =======       =======

    The Plan's assets include equity and fixed income securities, short-term investments and cash.

    Assumptions used to develop the pension costs were:

                                          2000          1999          1998
                                        --------      --------      --------
Discount rate                             7.00%         7.00%         6.75%
Expected return on plan assets            8.50%         8.50%         8.50%
Rate of compensation increase             4.00%         4.00%         4.00%

    The Company's pension cost for the Plan was computed as follows:

                                           (in thousands)
                                   ------------------------------
                                     2000       1999       1998
                                   --------   --------   --------
Service cost                       $ 1,240    $ 1,176    $   915
Interest cost                        1,572      1,426      1,211
Expected return on plan assets      (1,688)    (1,585)    (1,192)
Amortization of prior service
  cost                                  88         65         65
Amortization of transition asset       (88)       (88)       (88)
Recognized actuarial (gain) loss       (29)        32         93
                                   -------    -------    -------
Net periodic benefit cost          $ 1,095    $ 1,026    $ 1,004
                                   =======    =======    =======

SAVINGS PLAN

    The Company has an employee savings plan (the Savings Plan) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating U.S. employees may defer a portion of their pre-tax earnings up to the Internal Revenue Service annual contribution limit. All U.S. employees of the Company are eligible to participate in the Savings Plan. Participating employees may choose to invest their contributions in each one of thirteen mutual funds, which include equity funds, balanced funds and a money market fund. The Savings Plan does not provide for contributions by the Company.

--------------------------------------------------------------------------------

    The Sonesta Beach Resort Key Biscayne, which the Company acquired on
July 1, 1998, had a savings plan identical to the Company's Savings Plan, and the plans were merged on December 31, 1998.

8. SEGMENT INFORMATION

    The Company has two reportable segments: Owned and Leased Hotels and Management Activities. The Owned and Leased Hotels segment consists of the operations of the Company's owned hotels in Boston (Cambridge), Key Biscayne and Anguilla, and the operation of its leased property in New Orleans. Revenues for this segment are derived mainly from room, food and beverage, parking and telephone receipts from external customers. The Management Activities segment includes the operations of hotels and resorts under management agreements, and also includes income from hotels to which the Company has granted licenses. Revenues from this segment are derived mainly from management, marketing, license and service fees charged to the third party owners of these properties. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. The segments' operating income or losses and pretax profit or losses are after giving effect to management, marketing and service fees to the Company's owned and leased properties. Segment data for the three years ended December 31, 2000 follows:

Year ended December 31, 2000

                                      (in thousands)
                          ---------------------------------------
                           Owned &
                           Leased      Management
                           Hotels      Activities    Consolidated
                          ---------   ------------   ------------
Revenues                  $101,748      $ 5,287        $107,035

Operating income (loss)
  before depreciation
  and amortization
  expense                   18,228         (182)         18,046
Depreciation and
  amortization              (7,300)        (437)         (7,737)
Interest income
  (expense), net            (5,012)         705          (4,307)
Other income                 1,735           --           1,735
                          --------      -------        --------
Segment pre-tax profit       7,651           86           7,737

Segment assets             118,200       20,113         138,313
Segment capital
  additions                 12,794          701          13,495

Year ended December 31, 1999

                                      (in thousands)
                          ---------------------------------------
                           Owned &
                           Leased      Management
                           Hotels      Activities    Consolidated
                          ---------   ------------   ------------
Revenues                   $96,518      $ 4,778        $101,296

Operating income (loss)
  before depreciation
  and amortization
  expense                   17,630         (970)         16,660
Depreciation and
  amortization              (6,553)        (421)         (6,974)
Interest income
  (expense), net            (4,411)         554          (3,857)
Other income                   185        3,909           4,094
                           -------      -------        --------
Segment pre-tax profit       6,851        3,072           9,923
Segment assets              92,770       14,748         107,518
Segment capital
  additions                  9,625          365           9,990

Year ended December 31, 1998

                                      (in thousands)
                          ---------------------------------------
                           Owned &
                           Leased      Management
                           Hotels      Activities    Consolidated
                          ---------   ------------   ------------
Revenues                   $75,807      $ 6,233        $ 82,040

Operating income (loss)
  before depreciation
  and amortization
  expense                   11,528         (251)         11,277
Depreciation and
  amortization              (5,275)        (413)         (5,688)
Interest income
  (expense), net            (3,543)         597          (2,946)
Other income                    --           16              16
                           -------      -------        --------
Segment pre-tax profit
  (loss)                     2,710          (51)          2,659

Segment assets              90,477       16,126         106,603
Segment capital
  additions                  7,587        1,021           8,608

    Segment assets for Management Activities in the information above include cash held in corporate accounts, and loans to and receivables from properties under management and license agreements.

    Segment data by geographic area of the Company's revenues, operating income and long-lived assets follows:

                                      (in thousands)
                                         Revenues
                       --------------------------------------------
                         2000              1999              1998
                       ---------         ---------         --------
United States          $ 99,784          $ 94,138          $74,786
Other                     7,251             7,158            7,254
                       --------          --------          -------
Consolidated           $107,035          $101,296          $82,040
                       ========          ========          =======

                                 Operating Income/(Loss)
                       --------------------------------------------
                         2000              1999              1998
                       ---------         ---------         --------
United States          $ 10,436          $ 10,032          $ 5,464
Other                      (127)             (346)             125
                       --------          --------          -------
Consolidated           $ 10,309          $  9,686          $ 5,589
                       ========          ========          =======

                                    Long-lived Assets
                       --------------------------------------------
                         2000              1999              1998
                       ---------         ---------         --------
United States          $ 77,635          $ 71,834          $68,663
Anguilla, BWI            12,156            12,368           13,285
                       --------          --------          -------
Consolidated           $ 89,791          $ 84,202          $81,948
                       ========          ========          =======

--------------------------------------------------------------------------------

9. INCOME TAXES

    The table below allocates the Company's income tax expense (benefit) based upon the source of income:

                                                                                 (in thousands)
                                                         2000                         1999                         1998
                                                -----------------------      -----------------------      -----------------------
                                                Domestic       Foreign       Domestic       Foreign       Domestic       Foreign
                                                ---------      --------      ---------      --------      ---------      --------
Income (loss) before income taxes                $7,004         $ 733         $6,368         $3,555        $3,053         $(394)
                                                 ======         =====         ======         ======        ======         =====
Federal, foreign and state income tax
  provision (benefit):
  Current federal income tax (benefit)           $  804         $ 205         $1,825         $  439        $  826         $ (91)
  State and foreign taxes, principally current      435           229            510            110           317           165
  Deferred federal income tax (benefit)           1,248          (131)           135            571           120           (95)
                                                 ------         -----         ------         ------        ------         -----
                                                 $2,487         $ 303         $2,470         $1,120        $1,263         $ (21)
                                                 ======         =====         ======         ======        ======         =====

    A reconciliation of net tax expense applicable to income before extraordinary items at the statutory rate follows:

                                                                                   (in thousands)
                                                                     ------------------------------------------
                                                                       2000             1999             1998
                                                                     --------         --------         --------
Expected provision for taxes at statutory rate                        $2,631           $3,374           $  904
State income taxes, net of federal benefit                               287              337              209
Foreign income taxes, net of federal benefit                             (28)             (11)             109
Other                                                                   (100)            (110)              20
                                                                      ------           ------           ------
                                                                      $2,790           $3,590           $1,242
                                                                      ======           ======           ======

    Deferred tax expense (benefits) result from temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes. The source of these differences and their tax effects are as follows:

                                                                                   (in thousands)
                                                                     ------------------------------------------
                                                                       2000             1999             1998
                                                                     --------         --------         --------
Tax depreciation more than book depreciation                          $  330           $ 204            $ 119
Pension contribution more (less) than pension expense                    826            (340)            (298)
Income from foreign subsidiary not reported for tax purposes              --             680               --
Tax deductible interest in excess of interest expense                    198             264              101
Other temporary differences                                             (237)           (102)             103
                                                                      ------           -----            -----
                                                                      $1,117           $ 706            $  25
                                                                      ======           =====            =====

    Temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities that give rise to significant portions of deferred income taxes at December 31, 2000 and 1999 relate to the following:

                                                                          (in thousands)
                                                                     -------------------------
                                                                       2000             1999
                                                                     --------         --------
Current deferred tax asset
  Expenses accrued but deferred for tax purposes                      $  630           $  459
                                                                      ------           ------
Current deferred tax asset                                            $  630           $  459
                                                                      ======           ======
Long-term deferred tax liabilities (assets)
  Depreciation book tax difference                                    $5,838           $5,508
  Pension expense in excess of contributions                             (88)            (914)
  Expenses accrued but deferred for tax purposes                        (116)            (139)
  Interest accrued but deferred for tax purposes                          13             (185)
  State tax benefits of $610,000 ($460,000 in 1999) from net operating loss carry-forwards,
    net of valuation allowances                                           --               --
  Other                                                                 (123)             (50)
                                                                      ------           ------
Deferred tax liability                                                $5,524           $4,220
                                                                      ======           ======

--------------------------------------------------------------------------------

    At December 31, 2000, the Company had state net operating loss carry-forwards of approximately $6,500,000 for income tax purposes. Of the total carry-forwards available at December 31, 2000 approximately $1,800,000, $2,000,000 and $600,000 expire in the years 2001 through 2003, and $2,100,000 expires in 2006. For financial reporting purposes, valuation allowances of $610,000 and $460,000 have been recognized at December 31, 2000 and 1999, respectively, to offset the deferred tax assets related to those carry-forwards.

    Unremitted foreign earnings on which no deferred taxes have been provided approximated $900,000 at December 31, 2000 and 1999. Deferred taxes of approximately $306,000 would have been provided had the earnings not been permanently invested overseas.

    In connection with the July 1, 1998 acquisition of the Sonesta Beach Resort Key Biscayne, the Company recognized a net deferred tax liability of $902,527 (see Note 2--Operations).

[Ernst & Young Letterhead]

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Sonesta International Hotels Corporation

    We have audited the accompanying consolidated balance sheets of Sonesta International Hotels Corporation as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sonesta International Hotels Corporation at December 31, 2000 and 1999 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                          /s/ ERNST & YOUNG

March 13, 2001

SONESTA INTERNATIONAL HOTELS CORPORATION
Executive Offices, John Hancock Tower, Clarendon Street
Boston, Massachusetts 02116 (617) 421-5400 Fax 421-5402
--------------------------------------------------------------------------------

SONESTA DIRECTORS

George S. Abrams(2)             Paul Sonnabend(1)               Roger P. Sonnabend(1)
Winer & Abrams                  CHAIRMAN OF THE EXECUTIVE       CHAIRMAN OF THE BOARD and
Attorneys at Law                COMMITTEE and CHIEF             CHIEF EXECUTIVE OFFICER,
                                FINANCIAL                       Sonesta International
                                OFFICER, Sonesta                Hotels Corporation
                                International
                                Hotels Corporation
Vernon R. Alden(2)(3)           Peter J. Sonnabend              Stephen Sonnabend
Director and Trustee of         VICE CHAIRMAN, GENERAL          SENIOR VICE PRESIDENT,
Several Organizations           COUNSEL                         Sonesta International
                                & SECRETARY, Sonesta            Hotels Corporation
                                International Hotels
                                Corporation
Joseph L. Bower(1)(2)(3)        Stephanie Sonnabend             Jean C. Tempel(3)
PROFESSOR, Harvard              PRESIDENT, Sonesta              SPECIAL LIMITED PARTNER,
Business School                 International                   TL Ventures
                                Hotels Corporation

(1)Member Executive             (2)Member Audit Committee       (3)Member Compensation
Committee                                                       Committee

--------------------------------------------------------------------------------

SONESTA OFFICERS

Roger P. Sonnabend              William E. Murphy Jr.           Kathy S. Rowe
CHAIRMAN OF THE BOARD           VICE PRESIDENT-                 VICE PRESIDENT-FOOD &
AND CHIEF EXECUTIVE             SALES & MARKETING               BEVERAGE
OFFICER                         Carol C. Beggs                  Jacqueline Sonnabend
Stephanie Sonnabend             VICE PRESIDENT-TECHNOLOGY       EXECUTIVE VICE PRESIDENT
PRESIDENT                       Felix Madera                    Peter J. Sonnabend
Paul Sonnabend                  VICE                            VICE CHAIRMAN,
CHAIRMAN OF THE EXECUTIVE       PRESIDENT-INTERNATIONAL         GENERAL COUNSEL AND
COMMITTEE                       Boy A. J. van Riel              SECRETARY
AND CHIEF FINANCIAL             VICE PRESIDENT AND              Hans U. Wandfluh
OFFICER                         TREASURER                       VICE PRESIDENT
Stephen Sonnabend               Pete Koerner                    David Rakouskas
SENIOR VICE PRESIDENT           VICE PRESIDENT-FACILITIES       ASSISTANT SECRETARY
                                                                AND CORPORATE CONTROLLER

--------------------------------------------------------------------------------

SONESTA HOTELS AND OTHER OPERATIONS

Royal Sonesta Hotel           Sonesta Club                  Sonesta Castello di Santa
Boston (Cambridge),           Sharm el Sheikh, Egypt(2)     Maria Novella
Massachusetts(1)              Sonesta Hotel                 Tuscany, Italy(3)
Royal Sonesta Hotel           Cairo, Egypt(2)               Sonesta Relais Villa
New Orleans, Louisiana(1)     Sonesta Hotel                 Tavolese
Sonesta Beach Resort          Port Said, Egypt(2)           Tuscany, Italy(3)
Key Biscayne, Florida(1)      Sonesta Nile Goddess Cruise   Sonesta Lima Hotel El Olivar
Sonesta Beach Resort          Ship                          Lima, Peru(3)
Anguilla, B.W.I.(1)           Cairo, Egypt(2)               Sonesta Posada del Inca
Chateau Sonesta Hotel         Sonesta Sun Goddess Cruise    Yucay, Peru(3)
New Orleans, Louisiana(2)     Ship                          Sonesta Posada del Inca
Sonesta Beach Resort          Cairo, Egypt(2)               Puno, Peru(3)
Southampton, Bermuda(2)       Sonesta Moon Goddess          Sonesta Posada del Inca
Sonesta Hotel & Suites        Cruise Ship                   Cuzco, Peru(3)
Coconut Grove                 Cairo, Egypt(2)               Sonesta Posada del Inca
Miami, Florida(2)             Sonesta St. George Hotel      Miraflores, Peru(3)
(Opening Spring 2002)         Luxor, Egypt(2)               Sonesta Posada del Inca
Sonesta Beach Resort          Aruba Sonesta Beach Resort    Libertador,
Sharm el Sheikh, Egypt(2)     Oranjestad, Aruba(3)          Yucay, Peru(3)
                              Sonesta Resort & Country
                              Club
                              Tuscany, Italy(3)

Under development: Biloxi, Mississippi and Nuweiba, Ras Sudr and Taba, Egypt.

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