Form 10-K, Exhibit 13
period 2001-12-31
SONESTA INTERNATIONAL HOTELS CORP
filed 2002-03-28
CIK 91741

                                                                     EXHIBIT 13

         Sonesta International Hotels Corporation
         2001 Annual Report

TO OUR SHAREHOLDERS:
--------------------------------------------------------------------------------

    Sonesta Hotels & Resorts, like most other companies in our industry, felt the combined impact of a faltering economy and the tragic events of September 11. Fortunately, Sonesta has the financial resources to weather the current economic situation as we await the inevitable return to improved business levels.

    Most affected by the economic downturn that began in the early spring of last year, were Royal Sonesta Hotel Boston and Sonesta Beach Resort Key Biscayne. Royal Sonesta Boston, in particular, relies heavily on income earned in September and October, which traditionally are two of the Hotel's most profitable months. Significant guest cancellations in those crucial months severely diminished the Hotel's profitability for the year. Similarly, Sonesta Beach Key Biscayne, the success of which depends on winter business, experienced group cancellations and lower rates as a result of the economy and the events of September 11but also from the addition of a number of new hotels in the Miami area which have added to guestroom supply at a time of diminishing demand. On a positive note, both of these Hotels completed top to bottom renovations of guestrooms, public spaces and other facilities in recent years, and are in outstanding physical condition.

    Remarkably, Royal Sonesta Hotel New Orleans, our 500 room hotel on Bourbon Street, in the French Quarter, achieved an annual occupancy in 2001 in excess of 80%, and reported higher operating income than the previous year. The Hotel is in the third year of a four-year rooms and bathrooms renovation program, and continues to be a leader in the competitive New Orleans market. Its sister, Chateau Sonesta Hotel New Orleans, also had a good year, reporting only a slight decline in revenue and income from the previous year.

    Sonesta Beach Resort Anguilla continued to struggle in 2001; the fact that its results surpassed those of 2000 is largely due to the Resort being closed for the first five weeks of 2000, following a hurricane. To reduce expenses, we will try a new strategy with this property in 2002: operating as a seasonal resort, focusing on the higher demand months of November through May.

    Sonesta Beach Resort Bermuda suffered like most other hotels from the downturn in the fourth quarter, and moved into its off-season mode of operations in the early fall. The Bermuda Department of Tourism has taken active steps to revitalize the island's tourism business, which has been declining in recent years.

    Results in Egypt have been mixed. Business declined sharply--especially the Nile River cruise businessin early September. Since that time, we have seen recovery in the beach resorts and in our Cairo hotel, while other destinations, like Luxor and the Nile Cruise Ships, are recovering more slowly.

    The Company's license agreement with the owner of Aruba Sonesta Beach Resort has expired, and the property will be re-flagged with another hotel chain within the next few weeks.

    Sonesta Posadas del Inca, in Peru, which are licensed properties, continue to attract international tourists. Sonesta Posada Del Inca El Olivar (formerly Sonesta Hotel El Olivar) added an impressive health and fitness center, in place of the former conference space, as an added amenity to hotel guests and local residents.

    The Sonesta collection of hotels in Tuscany includes Sonesta Resort and Country Club, which is currently being expanded, Sonesta Relais Villa Tavolese and Sonesta Castello di Santa Maria Novella. A fourth licensed property, Sonesta Relais Hotel and Residences Bossi Pucci opens in April 2002.

    In 2001, Sonesta entered into a master franchise relationship with SuperClubs of Jamaica to create a collection of Sonesta branded hotels and resorts in Brazil. A number of properties and projects are currently being considered, and we look forward to having a significant presence in that country within two or three years.

    Sonesta Hotel and Suites Coconut Grove will open April 1 of this year. This condominium hotel, overlooking Biscayne Bay, is situated in the Coconut Grove area of Miami which offers a plethora of retail, restaurants and entertainment. In addition, we expect that Trump International Sonesta Beach Resort, a condominium and resort development in Sunny Isles Beach, Florida, should open late this year.

    These are challenging times in our industry and in our country. We, at Sonesta, are fortunate that we have the facilities and resources both financial and human to ride out these recessionary times, and anticipate an exciting future.

    If you would like additional information about Sonesta hotels, resorts or Nile cruises, please visit our website at www.sonesta.com.

    We appreciate the continued interest and support of you, our shareholders, and of our hotel owners, guests, partners and employees.

/s/ Roger P. Sonnabend

ROGER P. SONNABEND
Chairman of the Board and Chief Executive Officer

/s/ Stephanie Sonnabend

STEPHANIE SONNABEND
President
Sonesta International Hotels Corporation

February 28, 2002

SONESTA INTERNATIONAL HOTELS CORPORATION
5-YEAR SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

(In thousands except for per share data)

                                                    2001          2000          1999        1998 (1)        1997
                                                  --------      --------      --------      --------      --------
Revenues....................................      $ 98,214      $107,035      $101,296      $ 82,040      $ 68,468
Operating income............................         2,008        10,309         9,686         5,589         3,349
Net interest expense........................        (5,376)       (4,307)       (3,857)       (2,946)       (1,758)
Other.......................................         1,031         1,735         4,094(2)         16            19
                                                  --------      --------      --------      --------      --------
Income (loss) before income taxes...........        (2,337)        7,737         9,923         2,659         1,610
Federal, foreign and state income tax
  provision (benefit).......................          (440)        2,790         3,590         1,242           677
                                                  --------      --------      --------      --------      --------
Income before extraordinary loss on
  refinancing of debt.......................        (1,897)        4,947         6,333         1,417           933
Extraordinary loss on refinancing of debt
  (net of tax)..............................            --          (274)           --            --            --
                                                  --------      --------      --------      --------      --------
Net income (loss)...........................      $ (1,897)     $  4,673      $  6,333      $  1,417      $    933
                                                  ========      ========      ========      ========      ========

Per share of common stock:
Basic and diluted earnings (loss)...........      $   (.51)     $   1.26      $   1.61      $    .34      $    .22
                                                  ========      ========      ========      ========      ========
Cash dividends declared.....................      $    .20      $    .20      $    .18      $    .15      $    .15
                                                  ========      ========      ========      ========      ========

Net property and equipment..................      $ 95,129      $ 89,791      $ 84,202      $ 81,948      $ 44,431
Total assets................................       128,817       138,313       107,518       106,603        76,416
Long-term debt and capitalized lease
  obligations including currently payable
  portion...................................        75,262        77,010        50,329        54,779        31,456
Redeemable preferred stock..................            --           294           294           294           294
Common stockholders' equity.................        27,218        29,927        26,088        24,233        23,450
Common stockholders' equity per share.......          7.36          8.08          7.02          5.86          5.67
Total revenues including hotels operated
  under management contracts................       159,402       183,508       177,588       169,238       173,093
Common shares outstanding at end of year....         3,698         3,705         3,715         4,136         4,136

(1) Gives effect to the acquisition of Sonesta Beach Resort Key Biscayne on July 1, 1998.

(2) Includes non-recurring income of $3,875,000 (see Note 2--Operations).

Market price data for the Company's
common stock showing high and low prices by quarter for each of the last two years is as follows:

                                                                                 NASDAQ QUOTATIONS
                                                        --------------------------------------------------------------------
                                                                    2001                                    2000
                                                        ----------------------------            ----------------------------
                                                          HIGH                LOW                 HIGH                LOW
                                                        --------            --------            --------            --------
First.......................................             $ 9.75              $8.31               $8.19               $7.38
Second......................................              10.36               8.98               10.06                7.25
Third.......................................               9.75               6.50               10.63                8.38
Fourth......................................               7.31               6.10                9.75                8.50

The Company's common stock trades on the NASDAQ Stock Market under the symbol SNSTA. As of February 20, 2002 there were 482 holders of record of the Company's common stock.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------

    The Company's consolidated financial statements include the revenues, expenses, assets and liabilities of the Royal Sonesta Hotel Boston (Cambridge), the Sonesta Beach Resort Anguilla, BWI, the Royal Sonesta Hotel New Orleans, and the Sonesta Beach Resort Key Biscayne. The Boston (Cambridge), Anguilla and Key Biscayne properties are owned by the Company, and the New Orleans hotel is operated under a long-term lease. The financial statements also include the revenues and expenses from the management of properties located in the United States, Bermuda and Egypt.

RESULTS OF OPERATIONS

    In 2001, the Company recorded a net loss of $1,897,000, or $(.51) per common share, compared to net income of $4,673,000, or $1.26 per common share, in 2000. This decrease in the Company's income resulted from much lower demand for its hotels from both transient as well as the group market segments, which was caused by the economic recession as well as the events of September 11. In particular, lower earnings from the Company's Boston (Cambridge) and Key Biscayne hotels contributed to this sharp decrease in earnings. Even though management has seen improved demand in the first quarter of 2002 compared to the fourth quarter of 2001, current market conditions will also affect business levels during the year 2002. As a result, the Company does not expect in 2002 to return to the profit levels achieved during the years 2000 and 1999.

REVENUES

                                           TOTAL REVENUES
                                           (in thousands)
                             -------------------------------------------
                              NO. OF
                              ROOMS       2001       2000        1999
                             --------   --------   ---------   ---------
Sonesta Beach Resort
  Anguilla, BWI                100      $ 4,750    $  3,810    $  4,190
Sonesta Beach Resort
  Key Biscayne                 300       26,144      28,972      28,129
Royal Sonesta Hotel
  Boston (Cambridge)           400       26,831      31,765      29,240
Royal Sonesta Hotel
  New Orleans                  500       36,299      37,201      34,959
Management and service fees
  and other revenues                      4,190       5,287       4,778
                                        -------    --------    --------
    TOTAL REVENUES                      $98,214    $107,035    $101,296
                                        =======    ========    ========

    2001 VERSUS 2000: Total revenues in 2001 were $98,214,000 compared to $107,035,000 in 2000, a decrease of approximately $8,821,000. Sonesta Beach Resort Anguilla was closed from November 17, 1999 until February 10, 2000 to repair damages sustained by Hurricane Lenny, which accounts for the lower operating revenues in the 2000 period. This loss of income was covered by the Company's insurance. Revenues at Sonesta Beach Resort Key Biscayne decreased by $2,828,000 in 2001 compared to 2000. Room revenues decreased by $2,110,000, as room revenue per available room ("REVPAR") declined by 13% in 2001 compared to 2000, mainly due to lower occupancy levels. Food and beverage revenues declined by 8% due to the lower hotel occupancy in 2001 compared to 2000. Royal Sonesta Hotel Boston (Cambridge) experienced a decline in revenues of $4,934,000 in 2001 compared to the year before. Room revenues declined by $3,874,000 due to a 19% drop in the hotel's REVPAR, both from lower occupancy levels and a lower average rate. Revenues at Royal Sonesta Hotel New Orleans decreased by $902,000 to $36,299,000 in 2001 compared to 2000. The effect on business in New Orleans by the events of September 11 and the slower economy has been much less than in most other hotel markets, and the decreased revenues were primarily a result of cancellations resulting directly from the September 11 events. Revenues from management activities decreased from $5,287,000 in 2000 to $4,190,000 in 2001, mainly due to decreased fee income of $662,000 from the Company's managed operations in Egypt, and from lower corporate revenues, in particular from reservation services, and from design services, which function was out-sourced at the start of 2001.

    2000 VERSUS 1999: Total revenues in 2000 were $107,035,000 compared to $101,296,000 in 1999, an increase of approximately $5,739,000. Revenues at Sonesta Beach Resort Anguilla were $3,810,000 during 2000, compared to $4,190,000 in 1999. The Anguilla resort was closed due to damage sustained from Hurricane Lenny from November 17, 1999 to February 10, 2000. The loss of income was covered by the Company's insurance. Revenues during 2000 at Sonesta Beach Resort Key Biscayne were $28,972,000 compared to $28,129,000 in 1999. The increase of $843,000 was almost entirely due to increased revenues from the hotel's retail shops, which have been operated by the hotel since late 1999. Room revenue per available room (REVPAR) at the Key Biscayne resort decreased by 1.5%, due to softening demand from the convention market segment, increased competition from new hotels in the Miami area and the impact on 2000 summer revenues from extensive renovations to the hotel's guest rooms and public spaces. Royal Sonesta Hotel Boston (Cambridge) increased revenues by 8.5% from $29,240,000 in 1999 to $31,765,000 in 2000. The hotel's REVPAR increased by 8%
compared to 1999, due to both higher occupancy and an increase in the average room rate achieved. Food and beverage revenues rose by 10% due to increased banquet business. Revenues at Royal Sonesta New Orleans increased from $34,959,000 in 1999 to $37,201,000 in 2000, mainly due to a 7% increase in
REVPAR. This increase was primarily from increased occupancy levels, due to higher demand from the transient market segment. Revenues from management activities increased from $4,778,000 in 1999 to $5,287,000 in 2000, mainly due to increases

--------------------------------------------------------------------------------

in fee income of $416,000 from the Company's managed operations in Egypt.

OPERATING INCOME

                                       OPERATING INCOME/(LOSS)
                                            (in thousands)
                                    ------------------------------
                                      2001       2000       1999
                                    --------   --------   --------
Sonesta Beach Resort Anguilla, BWI  $(1,064)   $(2,241)   $(1,592)
Sonesta Beach Resort Key Biscayne    (1,442)     2,782      4,175
Royal Sonesta Hotel Boston
  (Cambridge)                         3,206      7,054      6,165
Royal Sonesta Hotel New Orleans       4,166      3,333      2,329
                                    -------    -------    -------
Operating income from hotels after
  management and service fees         4,866     10,928     11,077
Management activities and other      (2,858)      (619)    (1,391)
                                    -------    -------    -------
    OPERATING INCOME                $ 2,008    $10,309    $ 9,686
                                    =======    =======    =======

    2001 VERSUS 2000: Operating income in 2001 was $2,008,000, compared to operating income of $10,309,000 in 2000, a decrease of approximately $8,301,000. Sonesta Beach Resort Anguilla had an operating loss of $1,064,000 during 2001 compared to an operating loss of $2,241,000 in 2000. Revenues were lower by $940,000 in 2000, because the hotel was closed until February 10, 2000 to repair damage from Hurricane Lenny, which struck the island in November 1999. Expenses decreased by $237,000, due to lower depreciation expense and lower property insurance costs, after the Company decided to self insure the windstorm risk for the resort, in light of the sharp increases in the cost of this type of coverage. Sonesta Beach Resort Key Biscayne had an operating loss of $1,442,000 during 2001 compared to operating income of $2,782,000 in 2000, a decrease of approximately $4,224,000. Revenues decreased by $2,828,000, and expenses increased by $1,396,000 compared to last year. The increase in expenses was primarily due to higher labor costs, higher depreciation expense as a result of major renovations and refurbishments over the past three years, increased sales and marketing costs, and increased property insurance costs. During the fourth quarter of 2001, the hotel initiated a number of cost savings measures, including staff reductions. Operating income at the Royal Sonesta Hotel Boston (Cambridge) decreased by $3,848,000 to $3,206,000 in 2001 compared to 2000, due to a decline in revenues of $4,934,000, which was partially offset by a decrease in expenses of $1,086,000. This decrease was primarily due to lower costs and operating expenses from various savings initiatives implemented after September 11, 2001. Royal Sonesta Hotel New Orleans increased operating income by $833,000 to $4,166,000 in 2001 compared to the previous year. Revenues decreased $902,000 compared to last year, but expenses were lower by $1,735,000. The decrease in expenses was primarily due to lower costs and operating expenses, decreased maintenance expense, and from a decrease of $863,000 in rent due under the lease under which the Company operates the hotel. The lower rent resulted primarily from higher expenditures for improvements and replacements of furniture, fixtures and equipment, which are deductible for purposes of calculating rent. Operating loss from management activities, which is computed after giving effect to management, marketing and service fees from owned and leased hotels, increased from $619,000 in 2000 to $2,858,000 in 2001. Revenues from management activities decreased by $1,097,000, and fee income computed from owned and leased hotels decreased by $296,000, due to lower revenues at these properties. Expenses rose by $846,000, mainly due to severance costs incurred in 2001 associated with the out-sourcing of the Company's design function, higher costs related to development activities, and increases in sales and marketing costs and the cost of other corporate services provided to the hotels.

    2000 VERSUS 1999: Operating income for the year 2000 was $10,309,000 compared to $9,686,000 in 1999, an increase of $623,000. Operating loss at Sonesta Beach Resort Anguilla increased from $1,592,000 in 1999 to $2,241,000 in 2000. The Anguilla resort was closed due to damage from hurricane Lenny from November 17, 1999 to February 10, 2000. The Company's insurance covered this loss of income. The Company recorded a gain from casualty of $1,175,000 in 2000 from the receipt of preliminary payments under its business interruption insurance claim. An additional insurance gain of $801,000 was reported in the first quarter of 2001, after a final settlement was reached on the claim. Operating income at Sonesta Beach Resort Key Biscayne decreased from $4,175,000 in 1999 to $2,782,000 in 2000. The increase in total revenues of $843,000, which was almost entirely from increased revenues from the hotels' retail shops, was offset by increases in expenses of $2,236,000. For the most part, this increase in expenses consisted of increases in costs and operating expenses of $622,000 related to the retail operations, a $400,000 increase in administrative and general expenses (including increased insurance expense), a $184,000 increase in real estate taxes and a $516,000 increase in depreciation expense, which resulted from the major refurbishments the Company has undertaken since the resort was acquired in July 1998. Operating income in 2000 at Royal Sonesta Hotel Boston (Cambridge) rose by $889,000 to $7,054,000. Revenue increases of $2,525,000 were partially offset by increases in expenses of $1,636,000, mainly due to increases in costs and operating and depreciation expense. Operating income at Royal Sonesta Hotel New Orleans rose from $2,329,000 in 1999 to $3,333,000 in 2000. Revenues went up by $2,242,000 compared to 1999, and total expenses increased by $1,238,000, as a result of increases in costs and operating expenses due to higher volumes of business, higher property insurance expense, and increased real estate taxes. Rent expense, which is

--------------------------------------------------------------------------------

based on a percentage of profits as defined in the lease for the hotel, went down by approximately $300,000 despite increased profits. This is due to the fact that the Company started major renovations to guestrooms in 2000, which resulted in higher capital expenditures compared to 1999. These capital expenditures are permitted to be deducted from profit for rent purposes. The Company's loss from management activities, which is computed after management, marketing and service fees from owned and leased hotels, decreased from $1,391,000 in 1999 to $619,000 in 2000. This was mainly due to increased fee income of $416,000 from the Company's managed operations in Egypt, and from the collection of $280,000 of previously unrecorded fees and other expenses from a hotel which the Company used to operate in Orlando, Florida.

OTHER INCOME AND DEDUCTIONS

    Included in gain from casualty in 2001 is $801,000 from the final settlement of a business interruption insurance claim related to Hurricane Lenny, which damaged the Sonesta Beach Resort Anguilla in 1999. The resort was closed for repairs from November 17, 1999 until February 10, 2000. Included in 2000 was a gain from casualty of $1,175,000, which represented advance payments received in 2000 against the same business interruption claim. The Company recovered a substantial portion of the lost income. In 1999, the Company recorded a gain from casualty of $181,000 from the building and personal property insurance claim related to this windstorm loss in Anguilla. This gain resulted from proceeds received from insurance which exceeded the book values of the assets destroyed. In January 2000, a hailstorm damaged the roof of the Royal Sonesta Hotel New Orleans. The proceeds from insurance to replace the roof exceeded the book value of the assets destroyed, and the Company recorded gains on casualty related to this claim of $553,000 in 2000 and $213,000 in 2001.

    Interest expense increased by $835,000 in 2001 compared to 2000, due to the additional expense incurred following the refinancing in June 2000 of the mortgage loans on the Royal Sonesta Hotel Boston (Cambridge) and Sonesta Beach Resort Key Biscayne. The proceeds from this refinancing were approximately
$27 million. Interest expense increased by $1,286,000 in 2000 compared to 1999, which was also due to this refinancing.

    Interest income in 2001 decreased by $234,000 compared to 2000, because of a decrease in short-term investment income. This was due to the sharp decrease in the rates of return during 2001 on short-term cash investments, and because of the Company's lower cash balances. Interest income in 2000 increased by $836,000 compared to 1999 due to income received from the short-term investment of the proceeds of the refinanced mortgage loans on the Royal Sonesta Hotel Boston (Cambridge) and Sonesta Beach Resort Key Biscayne.

    The Company recorded an extraordinary loss of $274,000 (net of federal and state taxes) in 2000, which represents the write-off of unamortized loan costs and the payment of a prepayment penalty, both in connection with the refinancing of the mortgage loans on the Royal Sonesta Hotel Boston (Cambridge) and Sonesta Beach Resort Key Biscayne.

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

FEDERAL, STATE AND FOREIGN INCOME TAXES

    The income tax benefit in 2001 is lower than the statutory rate primarily because of state taxes payable on the Company's income from Royal Sonesta New Orleans, and because of foreign taxes provided on the Company's management income from its Egyptian operations. The 2000 and 1999 tax expenses are higher than the statutory rate primarily due to the provision for state taxes on the Company's profits from its operations in Louisiana, Florida and Massachusetts.

LIQUIDITY AND CAPITAL RESOURCES

    The Company had cash and cash equivalents of $14,256,000 at December 31, 2001. The Company also has a $2,000,000 line of credit, under which no amount was outstanding at December 31, 2001. In February 2002, the Company received and accepted a commitment for an additional $5,000,000 line of credit.

    During 2001, the Company advanced $2,958,000 to the owner of the Sonesta Hotel & Suites Coconut Grove, Miami, which is a condominium hotel that will open in April of 2002. Under its agreements, the Company will loan $5,000,000 to the project to fund part of the construction and furniture, fixtures and equipment costs, and for pre-opening costs and working capital (see also Note 3--Long Term Receivables and Advances). These loans will be repaid out of profits that would otherwise be available for distribution to the hotel's owner. Based on the management agreement, the Company will receive management fees based on revenues, and incentive fees based on profits, as defined. Under the same agreements, the Company is committed to provide the hotel's owner with certain minimum returns each year. The minimum returns to be guaranteed by the Company are subject to limits as set forth in the agreements.

--------------------------------------------------------------------------------

    In September 2001 the Company contributed $3,496,000 to its Pension Plan.

    During 2001, the Company redeemed its 5% Cumulative Preferred Stock at the redemption price of $27.50 per share, for a total of $294,000.

    Due to the sharp increases in the cost of property insurance, the Company has decided to self insure the windstorm risk for Sonesta Beach Resort Anguilla, and to allow for higher deductibles, and limits on insured amounts, for windstorm losses for Sonesta Beach Resort Key Biscayne.

    In 2001, the Company paid a $2,000,000 deposit into escrow, in connection with an option to purchase condominium units in a condo hotel that is currently under construction in Sunny Isles, Florida. Management is presently negotiating the final terms of agreements to manage this hotel. The $2,000,000 deposit is included in prepaid expenses and other on the Company's balance sheet at December 31, 2001.

    In June 2000, the Company refinanced the mortgage loans on its hotels in Cambridge, Massachusetts and Key Biscayne, Florida. The net proceeds from this refinancing were $27,055,000. Part of these proceeds have been used for improvements to the Key Biscayne property.

    In addition to normal capital replacements, approximately $12,000,000 was spent in 1999 through 2001 on improvements at the Company's Sonesta Beach Resort Key Biscayne. These improvements included guest-room and bathroom renovations, a new Spa, improvements to the hotel's public spaces and conference facilities, elevator modernization, and replacement of property management systems.

    On July 1, 1999, the Company paid $3,772,800 related to a treasury stock purchase (see also Note 5--Stockholders' Equity).

    Company management believes that its present cash balances and available credit lines will be more than adequate to meet its cash requirements for 2002 and beyond. The Company has deferred certain major capital improvements in 2002 to conserve cash. Even though management believes that 2002 will be a soft year for the hospitality industry, it does expect a gradual increase in demand during the year, and a return to profitability in 2003. In addition, no major debt maturities are due within the next few years.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

    The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates and assumptions. The Company believes that of its significant accounting policies, the following may involve a higher degree of judgment and complexity.

    - Revenue recognition--a substantial portion of our revenues result from the operations of our owned and leased hotels. These revenues are recognized at the time that lodging and other hotel services are provided to our guests. Many of our guests settle their accounts with credit cards, so that actual receipt of revenues is delayed until payment is received from the credit card companies, which typically is within 3 days after departure. Other revenues, principally those relating to groups using lodging and banquet facilities, are billed directly to the customers. These revenues are subject to credit risk, which the Company manages by establishing allowances for uncollectible accounts.

    - Impairment--the Company monitors the carrying value of its owned properties from the perspective of accounting rules relating to impairment. A requirement to assess impairment would be triggered by so called "impairment indicators". For us, these might include low rates of occupancy, operating costs in excess of revenues, or maturing mortgages for which there were no suitable refinancing options. Impairment also needs to be considered with respect to costs incurred for new hotel investments or development opportunities that are under study. The Company monitors these costs on a quarterly basis and if a pending project is no longer considered to be viable, the cost is charged against income. Finally, the Company carries receivables for management fees and services and goods provided to properties operated under management agreements. These receivables are also periodically evaluated for collectibility and appropriate allowances are established.

    - Pension Benefits--the Company continues to maintain a defined benefit plan for eligible employees. Costs and liabilities are developed from actuarial evaluations. In these valuations are assumptions relating to discount rates, expected return on assets, employee turnover, and future wage increases. Differences between assumed amounts and actual performance will impact reported amounts.

--------------------------------------------------------------------------------

QUANTITATIVE AND QUALITATIVE DISCLOSURE OF MARKET RISK

    The Company is exposed to market risk from changes in interest rates and foreign exchange rates. The Company uses fixed rate debt and debt with variable interest rates to finance the ownership of its properties. The table that follows summarizes the Company's fixed and variable rate debt obligations outstanding at December 31, 2001. This information should be read in conjunction with Note 4--Borrowing Arrangements.

    Short and Long Term Debt maturing in:

                                                                 YEAR
                                 --------------------------------------------------------------------
                                   2002           2003           2004           2005           2006         Thereafter
                                 --------       --------       --------       --------       --------       ----------
Fixed rate                        $ 867          $  946         $1,014         $1,124         $1,225         $65,734
Average interest rate              8.6%            8.6%           8.6%           8.6%           8.6%            8.6%
Variable rate                     $ 272          $4,080             --             --             --              --
Average interest rate              4.2%            4.2%             --             --             --              --


                             Total         Fair Value
                            --------       ----------
Fixed rate                  $70,910         $70,910
Average interest rate
Variable rate               $ 4,352         $ 4,352
Average interest rate

SELECTED QUARTERLY FINANCIAL DATA

    Selected quarterly financial information for the years ended December 31, 2001 and 2000 is as follows:

                                                                    (in thousands except for per share data)
                                                                                      2001
                                                              -----------------------------------------------------
                                                                1st            2nd            3rd            4th
                                                              --------       --------       --------       --------
Revenues                                                      $29,836        $28,632        $17,860        $21,886
Operating income (loss)                                         3,263          2,638         (3,103)          (790)
Net income (loss)                                               1,786            741         (3,061)        (1,363)
Net income (loss) per share of common stock                   $  0.48        $  0.20        $ (0.83)       $ (0.37)

                                                                                      2000
                                                              -----------------------------------------------------
                                                                1st            2nd            3rd            4th
                                                              --------       --------       --------       --------
Revenues                                                      $28,242        $28,680        $22,855        $27,258
Operating income                                                3,340          4,355            353          2,261
Net income (loss)                                               1,771          2,002           (359)         1,259
Net income (loss) per share of common stock                   $  0.48        $  0.54        $ (0.10)       $  0.34

[Ernst & Young Letterhead]

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Sonesta International Hotels Corporation

    We have audited the accompanying consolidated balance sheets of Sonesta International Hotels Corporation as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sonesta International Hotels Corporation at December 31, 2001 and 2000 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                          /s/ ERNST & YOUNG

March 5, 2002

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

For the three years ended December 31, 2001
(in thousands except for per share data)

                                                                    2001          2000           1999
                                                                  --------      ---------      ---------
Revenues:
  Rooms.....................................................      $59,368       $ 64,942       $ 62,246
  Food and beverage.........................................       25,567         27,747         26,185
  Management, license and service fees......................        4,138          4,971          4,679
  Parking, telephone and other..............................        9,141          9,375          8,186
                                                                  -------       --------       --------
                                                                   98,214        107,035        101,296
                                                                  -------       --------       --------
Costs and expenses:
  Costs and operating expenses..............................       44,226         44,670         42,336
  Advertising and promotion.................................        8,444          8,068          7,762
  Administrative and general................................       16,384         16,376         15,724
  Human resources...........................................        2,041          2,168          2,028
  Maintenance...............................................        7,140          7,487          6,832
  Rentals...................................................        7,024          7,606          7,885
  Property taxes............................................        2,564          2,614          2,069
  Depreciation and amortization.............................        8,383          7,737          6,974
                                                                  -------       --------       --------
                                                                   96,206         96,726         91,610
                                                                  -------       --------       --------
Operating income............................................        2,008         10,309          9,686
                                                                  -------       --------       --------
Other income (deductions):
  Interest expense..........................................       (6,719)        (5,884)        (4,598)
  Interest income...........................................        1,343          1,577            741
  Foreign exchange loss.....................................          (39)            (4)            (8)
  Gain on sales of assets...................................           56              6             46
  Gain from casualty........................................        1,014          1,733            181
  Other.....................................................           --             --          3,875
                                                                  -------       --------       --------
                                                                   (4,345)        (2,572)           237
                                                                  -------       --------       --------
Income (loss) before income taxes...........................       (2,337)         7,737          9,923
  Federal, foreign and state income tax provision
    (benefit)...............................................         (440)         2,790          3,590
                                                                  -------       --------       --------
Income (loss) before extraordinary loss on refinancing of
  debt......................................................       (1,897)         4,947          6,333
  Extraordinary loss on refinancing of debt (net of tax)....           --           (274)            --
                                                                  -------       --------       --------
Net income (loss)...........................................      $(1,897)      $  4,673       $  6,333
                                                                  =======       ========       ========

Basic earnings (loss) per share of common stock.............       $(.51)          $1.26          $1.61
                                                                  =======       ========       ========

Dividends per common share..................................        $ .20          $ .20          $ .18
Dividends per preferred share...............................        $ .63          $1.25          $1.25

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

December 31, 2001 and 2000
(in thousands)

                                                                2001            2000
                                                              ---------       ---------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $ 14,256        $ 23,850
  Investments in U. S. government debt securities...........        --          10,313
  Accounts and notes receivable:
    Trade, less allowance of $260 ($270 in 2000) for
      doubtful accounts.....................................     6,190           6,829
    Other, including current portion of long-term
      receivables and advances..............................       753             918
                                                              --------        --------
        Total accounts and notes receivable.................     6,943           7,747
  Refundable income taxes...................................     1,499              --
  Current portion of deferred taxes.........................       391             630
  Inventories...............................................     1,413           1,618
  Prepaid expenses and other................................     3,964           1,791
                                                              --------        --------
            Total current assets............................    28,466          45,949

LONG-TERM RECEIVABLES AND ADVANCES..........................     3,690           1,008

PROPERTY AND EQUIPMENT, AT COST:
  Land and land improvements................................     9,940           9,940
  Buildings.................................................    73,418          70,469
  Furniture and equipment...................................    42,878          36,969
  Leasehold improvements....................................     4,605           2,855
  Projects in progress......................................       706           2,246
                                                              --------        --------
                                                               131,547         122,479
  Less accumulated depreciation and amortization............    36,418          32,688
                                                              --------        --------
      Net property and equipment............................    95,129          89,791

OTHER LONG-TERM ASSETS......................................     1,532           1,565
                                                              --------        --------
                                                              $128,817        $138,313
                                                              ========        ========

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------

                                                                2001            2000
                                                              ---------       ---------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt.........................  $  1,139        $  6,246
  Accounts payable..........................................     3,955           5,295
  Advance deposits..........................................     4,576           4,181
  Federal, foreign and state income taxes...................       969             405
  Accrued liabilities:
    Salaries and wages......................................     1,577           2,949
    Rentals.................................................     5,827           6,628
    Interest................................................       527             526
    Pension and other employee benefits.....................       400           3,777
    Other...................................................     1,245           1,198
                                                              --------        --------
                                                                 9,576          15,078
                                                              --------        --------
            Total current liabilities.......................    20,215          31,205

LONG-TERM DEBT..............................................    74,123          70,764

DEFERRED FEDERAL AND STATE INCOME TAXES.....................     5,324           5,524

OTHER NON-CURRENT LIABILITIES...............................     1,937             599

COMMITMENTS AND CONTINGENCIES

REDEEMABLE PREFERRED STOCK, $25 PAR VALUE, AT REDEMPTION
  VALUE.....................................................        --             294

STOCKHOLDERS' EQUITY:
  Common stock:
    Class A, $.80 par value
    Authorized--10,000 shares
    Issued--6,102 shares at stated value....................     4,882           4,882
  Retained earnings.........................................    34,389          37,033
  Treasury shares--2,404 (2,397 at December 31, 2000), at
    cost....................................................   (12,053)        (11,988)
                                                              --------        --------
      Total stockholders' equity............................    27,218          29,927
                                                              --------        --------
                                                              $128,817        $138,313
                                                              ========        ========

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

For the three years ended December 31, 2001
(in thousands, except for per share date)

                                    COMMON               TREASURY
                                     STOCK                SHARES                                  TOTAL
                              -------------------   -------------------               ------------------------------
                               NO. OF                NO. OF               RETAINED    NO. OF SHARES   STOCKHOLDERS'
                               SHARES     AMOUNT     SHARES     AMOUNT    EARNINGS     OUTSTANDING        EQUITY
                              --------   --------   --------   --------   ---------   -------------   --------------
Balance January 1,
  1999......................   3,051      $3,488       (983)   $ (8,125)   $28,870        2,068          $24,233
Purchase of 209,600
  shares....................      --          --       (209)     (3,767)        --         (209)          (3,767)
2 for 1 stock split.........   3,051       1,394     (1,193)         --     (1,394)       1,858               --
Purchase of 2,000 shares....      --          --         (2)        (16)        --           (2)             (16)
Cash dividends on common
  stock ($0.18 per share)...      --          --         --          --       (682)          --             (682)
Cash dividends on preferred
  stock ($1.25 per share)...      --          --         --          --        (13)          --              (13)
Net income..................      --          --         --          --      6,333           --            6,333
                               -----      ------     ------    --------    -------        -----          -------
Balance December 31,
  1999......................   6,102       4,882     (2,387)    (11,908)    33,114        3,715           26,088
Purchase of 10,000 shares...      --          --        (10)        (80)        --          (10)             (80)
Cash dividends on common
  stock ($0.20 per share)...      --          --         --          --       (741)          --             (741)
Cash dividends on preferred
  stock ($1.25 per share)...      --          --         --          --        (13)          --              (13)
Net income..................      --          --         --          --      4,673           --            4,673
                               -----      ------     ------    --------    -------        -----          -------
Balance December 31,
  2000......................   6,102       4,882     (2,397)    (11,988)    37,033        3,705           29,927
Purchase of 7,000 shares....      --          --         (7)        (65)        --           (7)             (65)
Cash dividends on common
  stock ($0.20 per share)...      --          --         --          --       (740)          --             (740)
Cash dividends on preferred
  stock ($0.63 per share)...      --          --         --          --         (7)          --               (7)
Net loss....................      --          --         --          --     (1,897)          --           (1,897)
                               -----      ------     ------    --------    -------        -----          -------
Balance December 31,
  2001......................   6,102      $4,882     (2,404)   $(12,053)   $34,389        3,698          $27,218
                               =====      ======     ======    ========    =======        =====          =======

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

For the three years ended December 31, 2001
(in thousands)

                                                                     2001           2000           1999
                                                                   --------       --------       --------
CASH PROVIDED (USED) BY OPERATING ACTIVITIES
  Net income (loss).........................................       $ (1,897)      $  4,673       $ 6,333
  Items not (providing) requiring cash
    Pension expense.........................................          1,448          1,067           999
    Depreciation and amortization of property and
      equipment.............................................          8,383          7,737         6,974
    Other amortization......................................             96           (255)         (725)
    Deferred federal and state income tax provision.........             39          1,117           706
    Gain on sales of assets.................................            (56)            (6)          (46)
    Gain from casualty......................................           (213)          (558)         (181)
    Deferred interest income................................           (106)            --            --
    Extraordinary loss on refinancing of debt...............             --            274            --
    Other...................................................             --             --            69

  Changes in assets and liabilities
    Accounts and notes receivable...........................            512          2,009          (124)
    Refundable income taxes.................................         (1,499)            --            --
    Inventories.............................................            205            (88)         (262)
    Prepaid expenses and other..............................         (2,179)          (678)          281
    Accounts payable........................................         (1,340)        (1,602)          657
    Advance deposits........................................            395           (522)          834
    Federal, foreign and state income taxes.................            564            481          (286)
    Accrued liabilities.....................................         (5,574)          (243)          488
                                                                   --------       --------       -------
      Cash provided (used) by operating activities..........         (1,222)        13,406        15,717

CASH PROVIDED (USED) BY INVESTING ACTIVITIES
    Proceeds from sales of assets...........................             71             66            49
    Proceeds from casualty insurance........................            213            668            --
    Purchases of U.S. government debt securities............             --        (20,404)           --
    Proceeds from maturities of U.S. government debt
      securities............................................         10,313         10,091            --
    Expenditures for property and equipment.................        (13,727)       (13,495)       (9,990)
    New loans and advances..................................         (2,855)          (245)          (55)
    Payments received on long-term receivables and
      advances..............................................            505            839           774
                                                                   --------       --------       -------
      Cash used by investing activities.....................         (5,480)       (22,480)       (9,222)

CASH PROVIDED (USED) BY FINANCING ACTIVITIES
    Proceeds from issuance of long-term debt................             --         72,000            --
    Cost of financing.......................................             --         (1,379)           --
    Payments on refinancing of long-term debt...............             --        (43,566)           --
    Scheduled payments on long-term debt....................         (1,786)        (1,172)       (3,672)
    Redemption of preferred stock...........................           (294)            --            --
    Purchase of common stock................................            (65)           (80)       (3,783)
    Cash dividends paid.....................................           (747)          (755)         (634)
                                                                   --------       --------       -------
      Cash provided (used) by financing activities..........         (2,892)        25,048        (8,089)
                                                                   --------       --------       -------

Net increase (decrease) in cash and cash equivalents........         (9,594)        15,974        (1,594)
Cash and cash equivalents at beginning of year..............         23,850          7,876         9,470
                                                                   --------       --------       -------
Cash and cash equivalents at end of year....................       $ 14,256       $ 23,850       $ 7,876
                                                                   ========       ========       =======

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

SONESTA INTERNATIONAL HOTELS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION:

    Sonesta International Hotels Corporation (the Company) is engaged in the operation of hotels in Boston (Cambridge), Massachusetts; New Orleans, Louisiana; Key Biscayne, Florida and Anguilla, British West Indies. The Company also operates, under management agreements, hotels in Bermuda; Curacao, Netherlands Antilles (until June 1, 1999); New Orleans, Louisiana; and in Cairo, Sharm El Sheikh, Luxor, and Port Said, Egypt. The Company also manages three Nile River cruise ships in Egypt. Sonesta has granted licenses, for which it receives fees, for the use of its name for a hotel on the island of Aruba, and hotels in Peru and Italy.

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

INVESTMENTS IN U.S. GOVERNMENT DEBT SECURITIES:

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

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF:

    The carrying values of long-lived assets, which includes property and equipment and all intangibles, are evaluated periodically in relation to the operating performance and future undiscounted cash flows of the underlying assets. Adjustments to fair value are made if impairment indicators are present and the sum of expected future net cash flows is less than book value. To date, no adjustments for impairment have been made.

INCOME TAXES:

    Income Taxes have been provided using the liability method in accordance with Financial Accounting Standards Board ("FASB") Statement 109, "Accounting for Income Taxes". The Company and its United States subsidiaries file a consolidated federal income tax return. Where appropriate, federal and foreign income taxes are provided on earnings of foreign subsidiaries that are intended to be remitted to the parent company.

FAIR VALUE OF FINANCIAL INSTRUMENTS:

    The Company's financial instruments consist of cash and cash equivalents, investments in U.S. government debt securities, accounts and notes receivable, accounts payable and long-term debt. The Company believes that the carrying value of its financial instruments approximates their fair values. In particular, the Company believes that the carrying value of its long term debt approximates its fair value because the interest rate on its fixed rate debt approximates the current prevailing interest rates for similar mortgage debt, and the fact that the balance of its debt has a variable interest rate that fluctuates with the LIBOR rate.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS:

    As of January 1, 2001, the Company has adopted FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement 133) which was issued in June, 1998 and its amendments

--------------------------------------------------------------------------------

Statements No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133", and
No. 138, "Accounting for Derivative Instruments and Certain Hedging Activities" issued in June 1999 and June 2000 respectivelY (collectively referred to as Statement 133). The adoption of Statement 133 did not have a material effect on its financial position or results of operations.

    In October 2001, FASB Statement No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets" (Statement 144) was issued. Statement 144 supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (Statement 121) and will be adopted by the Company on January 1, 2002. Statement 144 retains many of the recognition and measurement provisions of Statement 121; however, the new rules change the criteria used to classify an asset as held-for-sale. The Company does not believe that the adoption of Statement 144 will have a material effect on its financial position or the results of its operations.

USE OF ESTIMATES:

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION:

    Certain amounts in the 1999 and 2000 financial statements have been reclassified to conform to the 2001 presentation.

STATEMENT OF CASH FLOWS:

    Cash and cash equivalents consists of cash on hand and short-term, highly liquid investments with original maturities of less than 90 days, which are readily convertible into cash.

    Cash paid for interest in 2001, 2000, and 1999 was approximately $6,718,000, $5,768,000 and $4,647,000, respectively. Cash paid for income taxes in 2001, 2000, and 1999 was approximately $456,000, $1,507,000 and $3,170,000, respectively.

2. OPERATIONS

    During 2001, the Company advanced $2,958,000 to the owner of the Sonesta Hotel & Suites Coconut Grove, Miami, which is a condominium hotel that will open in April of 2002. Under its agreements, the Company will loan $5,000,000 to the project to fund part of the construction and furniture, fixtures and equipment costs, and for pre-opening costs and working capital (see also Note 3--Long Term Receivables and Advances). These loans will be repaid out of profits that would otherwise be available for distribution to the hotel's owner following the opening of the hotel. Based on the management agreement, the Company will receive management fees based on revenues, and incentive fees based on profits, as defined. Under the same agreements, the Company is committed to provide the hotel's owner with certain minimum returns each year, subject to limits as set forth in the agreements.

    Sonesta Beach Resort Anguilla sustained damage in November 1999, when Hurricane Lenny struck the island, and was closed until February 10, 2000. Included in other income in 2001 is a gain from casualty of $801,000 from the final settlement of its business interruption claim. Included in other income in 2000 was a gain from casualty of $1,175,000 from the receipt of preliminary payments under the same business interruption insurance claim. The Company previously settled its insurance claim for building damages and loss of personal property. Because the book values of the assets destroyed were less than the proceeds from insurance, the Company recorded a gain from casualty in 1999 of $181,000. In January 2000, a hail storm damaged the roof of the Royal Sonesta Hotel New Orleans. The proceeds from the insurance to replace the roof exceeded the book value of the assets destroyed, and the Company recorded gains on casualty related to this claim of $553,000 in 2000 and $213,000 in 2001.

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

    Gross revenues for hotels operated by the Company under management contracts, by geographic

--------------------------------------------------------------------------------

area, for the three years ended December 31, 2001, are summarized below:

                                      (in thousands)
                                       (unaudited)
                        ------------------------------------------
                          2001             2000             1999
                        --------         --------         --------
United States           $12,855          $13,525          $12,212
Caribbean                23,393           27,919           34,522
Egypt                    27,847           40,000           34,237
                        -------          -------          -------
                        $64,095          $81,444          $80,971
                        =======          =======          =======

    Costs and operating expenses for owned and leased hotels for the three years ended December 31, 2001 are summarized below:

                                         (in thousands)
                              ------------------------------------
                                2001          2000          1999
                              --------      --------      --------
Direct departmental costs:
  Rooms                       $14,779       $15,180       $14,699
  Food and beverage            20,957        21,556        20,648
  Heat, light and power         3,718         3,345         3,031
  Other                         4,772         4,589         3,958
                              -------       -------       -------
                              $44,226       $44,670       $42,336
                              =======       =======       =======

    Direct departmental costs include payroll expense and related payroll burden, the cost of food and beverage consumed and other departmental costs.

3. LONG-TERM RECEIVABLES AND ADVANCES

                                       (in thousands)
                                -----------------------------
                                December 31,    December 31,
                                    2001            2000
                                -------------   -------------
Sharm El Sheikh, Egypt (a)         $  609          $  781
Cairo, Egypt, net of discount          --             140
Sonesta Hotels & Suites Coco-
  nut Grove, Miami, Florida
  (b)                               2,958              --
Other                                 322             621
                                   ------          ------
  Total long-term receivables       3,889           1,542
  Less: current portion               199             534
                                   ------          ------
  Net long-term receivables        $3,690          $1,008
                                   ======          ======

(a) This loan, in the original amount of $1,000,000, was made in 1996 and 1997 to the owner of the Sonesta Beach Resort, Sharm El Sheikh. The loan agreement was amended in 1999. The loan bears interest at the prime rate and is adjusted semi-annually. The interest rate charged at December 31, 2001 was 7%. The loan is being repaid in 60 monthly installments, commencing January 2000.

(b) This loan is made to the owner of the Sonesta Hotel & Suites Coconut Grove, Miami. This hotel is scheduled to open in April 2002. The Company will loan $4,000,000 to fund construction and furniture, fixtures and equipment ("FF&E") costs, and $1,000,000 for pre-opening costs and working capital. The construction and FF&E loan bears interest at the prime rate (4 3/4% at December 31, 2001) plus 3/4%. No interest will be charged on the $1,000,000 pre-opening loan. Following the opening of the hotel, these loans will be repaid, the pre-opening loan first, out of profits that would otherwise be available for distribution to the owner of the hotel.

4. BORROWING ARRANGEMENTS

CREDIT LINES

    The Company has a $2,000,000 line of credit which expires on September 30, 2002. This line of credit bears interest at the prime rate (4 3/4% at December 31, 2001). The terms of the line require a minimum net worth, a minimum amount of unrestricted cash or available credit lines during part of each calendar year, and the lender's approval for additional borrowings by the Company. No amounts were outstanding under this line at December 31, 2001. In February 2002, the Company received and accepted a commitment for an additional $5,000,000 line of credit.

LONG-TERM DEBT

                                          (in thousands)
                                   -----------------------------
                                   December 31,    December 31,
                                       2001            2000
                                   -------------   -------------
Charterhouse of Cambridge Trust
  and Sonesta of Massachusetts
  Inc.:
  First mortgage note (a)             $40,379         $40,802
Sonesta Beach Resort Limited
  Partnership:
  First mortgage note (b)              30,531          30,850
Sonesta Hotels of Anguilla, Ltd:
  First mortgage note (c)               4,352           4,896
Other                                      --             462
                                      -------         -------
                                       75,262          77,010
Less current portion of long-term
  debt                                  1,139           6,246
                                      -------         -------
Total long-term debt                  $74,123         $70,764
                                      =======         =======

(a) This loan is secured by a first mortgage on the Royal Sonesta Hotel Boston (Cambridge) property. This property is included in fixed assets at a net book value of $24,435,000 at December 31, 2001. The interest rate on this loan is 8.6% for the term of the loan, and amortization of the principal balance is based on a 25 year schedule. Monthly payments of principal and interest are $332,911. The mortgage loan matures in July 2010, and prepayment of this loan is subject to early payment penalties, based on prevailing interest rates at the time of the prepayment. This mortgage loan, and the mortgage loan on Sonesta Beach Resort Key Biscayne (see (b), below) are provided by the same lender, and are cross-collateralized.

(b) This loan is secured by a first mortgage on the Sonesta Beach Resort Key Biscayne property. The property is included in fixed assets at a net book value of $45,505,000 at December 31, 2001. The interest rate on this loan is 8.6% for the term of the loan, and amortization of the principal balance is based on a 25 year schedule. Monthly payments of principal and interest are $251,713. The mortgage loan matures in July 2010, and prepayment of this loan is subject to early payment penalties, based on prevailing interest rates at the time of the prepayment. This mortgage loan, and the mortgage loan on Royal Sonesta Hotel Boston (Cambridge) (see (a), above) are provided by the same lender, and are cross-collateralized.

(c) The loan is secured by a first mortgage on the Sonesta Beach Resort Anguilla property, and an assignment to the lender of the hotel's furniture, fixtures and equipment. This property is included in fixed assets at a net book value of $11,796,000 at December 31, 2001. In addition, an amount of $1,900,000 is secured by a Company guaranty. During 2001, the maturity date of this loan was extended by two years until December 31, 2003. This loan requires minimum principal payments of $272,000 in each of the

--------------------------------------------------------------------------------

    years 2002 and 2003. In addition, principal payments are required equal to 25% of the hotel's annual excess cash flow, as defined. The balance of $3,808,000 is due on December 31, 2003. The interest rate on the loan is LIBOR plus 2.25%. The interest rate at December 31, 2001 was 4.2%.

    Aggregate principal payments for the years subsequent to December 31, 2001, are as follows:

Year                    (in thousands)
----                    --------------
2002                       $ 1,139
2003                         5,026
2004                         1,014
2005                         1,124
2006                         1,225
Thereafter                  65,734

5. STOCKHOLDERS' EQUITY

BASIC EARNINGS PER SHARE

    The following table sets forth the computation of basic earnings per share for the three years ended December 31, 2001 (in thousands, except for per share data). As the Company has no dilutive securities, there is no difference between basic and diluted earnings per share of common stock.

                                      2001       2000       1999
                                    --------   --------   --------
Numerator:
  Net income (loss)                 $(1,897)    $4,673     $6,333
  Preferred stock dividends              (7)       (13)       (13)
                                    -------     ------     ------
Numerator for earnings per share    $(1,904)    $4,660     $6,320
                                    =======     ======     ======
Denominator:
  Weighted number of shares
    outstanding (1)                   3,700      3,708      3,924
                                    =======     ======     ======
Earnings (loss) per share
  of common stock                   $ (0.51)    $ 1.26     $ 1.61
                                    =======     ======     ======

(1) After giving effect to 2 for 1 stock split in July 1999.

    The Company recorded an extraordinary loss of $274,000, $0.07 per common share (net of federal and state taxes), in June 2000, which represents the write-off of unamortized loan costs and the payment of a prepayment penalty, both in connection with the refinancing of the Boston (Cambridge) and Key Biscayne hotels' mortgages.

PREFERRED STOCK

    During 2001, the Company redeemed its 5% Cumulative Preferred Stock at the redemption price of $27.50 per share, for a total amount of $294,000.

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

    The Company has entered into a management agreement to operate a condo hotel in the Coconut Grove area of Miami, Florida. Under its agreements, the Company will make certain loans to the project (see Note 3--Long term Receivables and Advances), and will also be committed to provide certain minimum returns to the hotel's owner. The minimum returns are subject to limits as set forth in the agreements.

    A subsidiary of the Company purchased the Sonesta Beach Resort Anguilla in November 1995. The hotel is located on 49 acres of land leased from the Government of Anguilla. There are 89 years remaining on the lease. In 1996, the same subsidiary entered into a 50 year lease for an additional two acres of beachfront land adjacent to the Anguilla hotel site. The Company operates the Royal Sonesta Hotel, New Orleans, Louisiana, under a lease. In September 1994 the Company exercised its first of three 10-year options to extend the lease. The lease requires payment of a percentage rent based on net profits, as defined. The Company's lease for its Corporate offices in Boston, which was originally expiring in November 2004, has been terminated effective April 30, 2002. The Company has committed to a new 10-year lease for less space at another location in Boston effective May 1, 2002. The Company will realize substantial savings due to this move. The table that follows reflects the minimum rentals due subsequent to December 31, 2001, taking into account the new 10-year lease commitment. The Company provides for rent expense on a straight line basis over the term of the leases. The Company is also committed, under various leases, for certain other property and real estate.

    Minimum fixed rentals under operating leases, principally on real estate, payable subsequent to December 31, 2001 (exclusive of real estate taxes, insurance and other occupancy costs) are as follows:

                        (in thousands)
                        --------------
                          Operating
Period                      leases
------                  --------------
2002                       $   789
2003                           664
2004                           554
2005                           519
2006                           521
Thereafter                  12,442
                           -------
                           $15,489
                           =======

    Rentals charged to operations are as follows:

                                           (in thousands)
                             ------------------------------------------
                               2001             2000             1999
                             --------         --------         --------
Real Estate:
  Fixed rentals               $1,049           $  947           $  917
  Percentage rentals based
    on defined
    operating profits          5,759            6,622            6,910
Other rentals                    216               37               58
                              ------           ------           ------
                              $7,024           $7,606           $7,885
                              ======           ======           ======

--------------------------------------------------------------------------------

    The Company has incentive compensation plans under which hotel profit bases, as established annually, must be achieved before any incentive compensation may be earned. The incentive compensation charged to operations was $354,000 in 2001, $1,656,000 in 2000 and $1,673,000 in 1999.

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

    The following table sets forth the funded status of the Plan at December 31, 2001 and 2000:

                                              (in thousands)
                                          ----------------------
                                            2001          2000
                                          --------      --------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year   $24,964       $21,688
Service cost                                1,300         1,240
Interest cost                               1,610         1,572
Plan amendments                                --           370
Actuarial loss                                188         2,726
Benefits paid                              (1,232)       (2,632)
                                          -------       -------
Benefit obligation at end of year          26,830        24,964
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning
  of year                                  17,092        19,824
Actual return on plan assets                  171            98
Employer contribution                       3,497            --
Benefits paid                              (1,232)       (2,632)
Administrative expenses                      (147)         (198)
                                          -------       -------
Fair value of plan assets at end of year   19,381        17,092
Projected benefit obligation in excess
  of Plan assets                            7,449         7,872
Unrecognized actuarial loss                (5,297)       (3,700)
Unrecognized prior service cost              (785)         (873)
Unrecognized transition asset                 352           440
                                          -------       -------
Accrued pension liability                 $ 1,719       $ 3,739
                                          =======       =======

    The Plan's assets include equity and fixed income securities, short-term investments and cash.

    Assumptions used to develop the pension costs were:

                                          2001          2000          1999
                                        --------      --------      --------
Discount rate                             6.75%         7.00%         7.00%
Expected return on plan assets            8.50%         8.50%         8.50%
Rate of compensation increase             4.00%         4.00%         4.00%

    The Company's pension cost for the Plan was computed as follows:

                                           (in thousands)
                                   ------------------------------
                                     2001       2000       1999
                                   --------   --------   --------
Service cost                       $ 1,300    $ 1,240    $ 1,176
Interest cost                        1,610      1,572      1,426
Expected return on plan assets      (1,503)    (1,688)    (1,585)
Amortization of prior service
  cost                                  88         88         65
Amortization of transition asset       (88)       (88)       (88)
Recognized actuarial (gain) loss        69        (29)        32
                                   -------    -------    -------
Net periodic benefit cost          $ 1,476    $ 1,095    $ 1,026
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

8. SEGMENT INFORMATION

    The Company has two reportable segments: Owned and Leased Hotels and Management Activities. The Owned and Leased Hotels segment consists of the operations of the Company's owned hotels in Boston (Cambridge), Key Biscayne and Anguilla, and the operation of its leased property in New Orleans. Revenues for this segment are derived mainly from room, food and beverage, parking and telephone receipts from hotel guests. The Management Activities segment includes the operations of hotels and resorts under management agreements, and also includes income from hotels to which the Company has granted licenses. Revenues from this segment are derived mainly from management, marketing, license and service fees charged to the third party owners of these properties. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. The segments' operating income or losses and pretax profit or losses are after giving effect to management, marketing and service fees to the Company's

--------------------------------------------------------------------------------

owned and leased properties. Segment data for the three years ended December 31, 2001 follows:

Year ended December 31, 2001

                                      (in thousands)
                          ---------------------------------------
                           Owned &
                           Leased      Management
                           Hotels      Activities    Consolidated
                          ---------   ------------   ------------
Revenues                  $ 94,024      $ 4,190        $ 98,214

Operating income (loss)
  before depreciation
  and amortization
  expense                   12,795       (2,404)         10,391
Depreciation and
  amortization              (7,929)        (454)         (8,383)
Interest income
  (expense), net            (6,613)       1,237          (5,376)
Other income                 1,019           12           1,031
                          --------      -------        --------
Segment pre-tax loss          (728)      (1,609)         (2,337)

Segment assets             102,549       26,268         128,817
Segment capital
  additions                 13,357          370          13,727

Year ended December 31, 2000

                                      (in thousands)
                          ---------------------------------------
                           Owned &
                           Leased      Management
                           Hotels      Activities    Consolidated
                          ---------   ------------   ------------
Revenues                  $101,748      $ 5,287        $107,035

Operating income before
  depreciation and
  amortization expense      17,950           96          18,046
Depreciation and
  amortization              (7,300)        (437)         (7,737)
Interest income
  (expense), net            (5,012)         705          (4,307)
Other income                 1,735           --           1,735
                          --------      -------        --------
Segment pre-tax profit       7,373          364           7,737
Segment assets              97,443       40,870         138,313
Segment capital
  additions                 12,794          701          13,495

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

    Segment data by geographic area of the Company's revenues, operating income and long-lived assets follows:

                                      (in thousands)
                                         Revenues
                       ---------------------------------------------
                         2001              2000              1999
                       ---------         ---------         ---------
United States          $ 91,027          $ 99,784          $ 94,138
Other                     7,187             7,251             7,158
                       --------          --------          --------
Consolidated           $ 98,214          $107,035          $101,296
                       ========          ========          ========

                                  Operating Income/(Loss)
                       ---------------------------------------------
                         2001              2000              1999
                       ---------         ---------         ---------
United States          $  1,516          $ 10,436          $ 10,032
Other                       492              (127)             (346)
                       --------          --------          --------
Consolidated           $  2,008          $ 10,309          $  9,686
                       ========          ========          ========

                                     Long-lived Assets
                       ---------------------------------------------
                         2001              2000              1999
                       ---------         ---------         ---------
United States          $ 83,333          $ 77,635          $ 71,834
Anguilla, BWI            11,796            12,156            12,368
                       --------          --------          --------
Consolidated           $ 95,129          $ 89,791          $ 84,202
                       ========          ========          ========

9. INCOME TAXES

    The table below allocates the Company's income tax expense (benefit) based upon the source of income:

                                                                                 (in thousands)
                                                         2001                         2000                         1999
                                                -----------------------      -----------------------      -----------------------
                                                Domestic       Foreign       Domestic       Foreign       Domestic       Foreign
                                                ---------      --------      ---------      --------      ---------      --------
Income (loss) before income taxes                $(3,457)       $1,120        $7,004         $ 733         $6,368         $3,555
                                                 =======        ======        ======         =====         ======         ======
Federal, foreign and state income tax
  provision (benefit):
  Current federal income tax (benefit)           $(1,299)       $  337        $  804         $ 205         $1,825         $  439
  State and foreign taxes, principally current       380           103           435           229            510            110
  Deferred federal income tax (benefit)               28            11         1,248          (131)           135            571
                                                 -------        ------        ------         -----         ------         ------
                                                 $  (891)       $  451        $2,487         $ 303         $2,470         $1,120
                                                 =======        ======        ======         =====         ======         ======

--------------------------------------------------------------------------------

    A reconciliation of net tax expense (benefit) applicable to income before extraordinary items at the statutory rate follows:

                                                                                   (in thousands)
                                                                     ------------------------------------------
                                                                       2001             2000             1999
                                                                     --------         --------         --------
Expected provision (benefit) for taxes at statutory rate              $(795)           $2,631           $3,374
State income taxes, net of federal benefit                              251               287              337
Foreign income taxes, net of federal benefit                             68               (28)             (11)
Other                                                                    36              (100)            (110)
                                                                      -----            ------           ------
                                                                      $(440)           $2,790           $3,590
                                                                      =====            ======           ======

    Deferred tax expense (benefits) result from temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes. The source of these differences and their tax effects are as follows:

                                                                                   (in thousands)
                                                                     ------------------------------------------
                                                                       2001             2000             1999
                                                                     --------         --------         --------
Tax depreciation more than book depreciation                          $ 433            $  330           $ 204
Pension contribution more (less) than pension expense                  (492)              826            (340)
Income from foreign subsidiary not reported for tax purposes             --                --             680
Tax deductible interest in excess of interest expense                    --               198             264
Other temporary differences                                              98              (237)           (102)
                                                                      -----            ------           -----
                                                                      $  39            $1,117           $ 706
                                                                      =====            ======           =====

    Temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities that give rise to significant portions of deferred income taxes at December 31, 2001 and 2000 relate to the following:

                                                                          (in thousands)
                                                                     -------------------------
                                                                       2001             2000
                                                                     --------         --------
Current deferred tax asset
  Expenses accrued but deferred for tax purposes                      $  391           $  517
  Charitable contributions not currently deductible                       --              113
                                                                      ------           ------
Current deferred tax asset                                            $  391           $  630
                                                                      ======           ======
Long-term deferred tax liabilities (assets)
  Depreciation book tax difference                                    $6,271           $5,838
  Pension expense in excess of contributions                            (580)             (88)
  Expenses accrued but deferred for tax purposes                        (101)            (116)
  Charitable contributions not currently deductible                     (136)              --
  State tax benefits of $790,000 ($610,000 in 2000) from net operating loss carry-forwards, net of valuation
    allowances                                                            --               --
  Other                                                                 (130)            (110)
                                                                      ------           ------
Deferred tax liability                                                $5,324           $5,524
                                                                      ======           ======

    At December 31, 2001, the Company had state net operating loss carry-forwards of approximately $8,600,000 for income tax purposes. Of the total carry-forwards available at December 31, 2001 approximately $2,000,000 expires in 2002, $600,000 expires in 2003, $2,100,000 expires in 2006, $3,300,000 expires in 2007 and $600,000 expires in 2017. For financial reporting purposes, valuation allowances of $790,000 and $610,000 have been recognized at December 31, 2001 and 2000, respectively, to offset the deferred tax assets related to those carry-forwards.

    Unremitted foreign earnings on which no deferred taxes have been provided approximated $900,000 at December 31, 2001 and 2000. Deferred taxes of approximately $306,000 would have been provided had the earnings not been permanently invested overseas.

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

--------------------------------------------------------------------------------

SONESTA HOTELS AND OTHER OPERATIONS

Royal Sonesta Hotel           Sonesta Club                  Sonesta Castello di Santa
Boston (Cambridge),           Sharm el Sheikh, Egypt(2)     Maria Novella
Massachusetts(1)              Sonesta Hotel                 Tuscany, Italy(3)
Royal Sonesta Hotel           Cairo, Egypt(2)               Sonesta Relais Villa
New Orleans, Louisiana(1)     Sonesta Hotel                 Tavolese
Sonesta Beach Resort          Port Said, Egypt(2)           Tuscany, Italy(3)
Key Biscayne, Florida(1)      Sonesta Nile Goddess Cruise   Sonesta Posada del Inca
Sonesta Beach Resort          Ship                          El Olivar Lima
Anguilla, B.W.I.(1)           Cairo, Egypt(2)               Lima, Peru(3)
Chateau Sonesta Hotel         Sonesta Sun Goddess Cruise    Sonesta Posada del Inca
New Orleans, Louisiana(2)     Ship                          Yucay, Peru(3)
Sonesta Beach Resort          Cairo, Egypt(2)               Sonesta Posada del Inca
Southampton, Bermuda(2)       Sonesta Moon Goddess          Puno, Peru(3)
Sonesta Hotel & Suites        Cruise Ship                   Sonesta Posada del Inca
Coconut Grove                 Cairo, Egypt(2)               Cuzco, Peru(3)
Miami, Florida(2)             Sonesta St. George Hotel      Sonesta Posada del Inca
(Opening April 2002)          Luxor, Egypt(2)               Miraflores, Peru(3)
Sonesta Beach Resort          Aruba Sonesta Beach Resort    Sonesta Posada del Inca
Sharm el Sheikh, Egypt(2)     Oranjestad, Aruba(3)          Libertador,
                              Sonesta Resort & Country      Yucay, Peru(3)
                              Club
                              Tuscany, Italy(3)

Under development: Biloxi, Mississippi, Sunny Isles, Florida and Nuweiba, Ras Sudr and
Taba, Egypt.

(1)Owned or Leased            (2)Operated under Management  (3)Licensed
                              Agreement

For reservations, call toll free 800-SONESTA (800-766-3782), or visit us at: www.sonesta.com
--------------------------------------------------------------------------------

INDEPENDENT AUDITORS
Ernst & Young LLP, 200 Clarendon Street, Boston, Massachusetts 02116

TRANSFER AGENT AND REGISTRAR
American Stock Transfer, 400 Wall Street, 46th Floor, New York, NY 10005