Form 10-K, Exhibit 13
period 2002-12-31
SONESTA INTERNATIONAL HOTELS CORP
filed 2003-03-26
CIK 91741

TO OUR SHAREHOLDERS:
--------------------------------------------------------------------------------

    The economic downturn that began in the spring of 2001, and that was accelerated by the tragic events of September 11, continued throughout 2002. Sonesta Hotels & Resorts suffered the effects of this downturn, along with others in the travel and tourism industry. In response, we have taken steps to lower costs and preserve our cash resources, as we wait for business levels to improve.

    Boston has been one of the cities hit hardest by the faltering economy. Hotels here, including our Royal Sonesta Hotel, which relied on business from the high tech sector, have seen double-digit percentage declines in average rates and occupancies from the record results of 2000. Higher rated business has been replaced by last minute Internet specials, as competing hotels vie for shares of the shrinking demand pie. The Hotel's lobby is presently being fully renovated and upgraded; guestrooms, meeting/function space, and restaurants have been renovated over the previous four years.

    Royal Sonesta Hotel New Orleans is performing well, despite the downturn, and continues to lead the City in REVPAR, among competitive hotels. The Hotel is entering the fourth year of a rooms and bathrooms renovation program, and recently completed a renovation of its lobby. Chateau Sonesta Hotel reported only a slight decline in revenues and gross operating profits from the previous year.

    Sonesta Beach Resort Key Biscayne completed a redesign of its front entrance and elevators as part of the final phase of a $12 million renovation project. The Resort is in excellent condition and is poised to compete with a number of new luxury hotels that have opened, or are about to open, in the Miami area. We are seeing some indications that the Resort's business is improving, and anticipate a strong first quarter of 2003.

    Sonesta Hotel and Suites opened April 1, 2002. This condominium hotel is well situated in the important retail and entertainment village of Coconut Grove, in Miami. Business has been relatively soft as the Hotel relies heavily on corporate travel, which has fallen off significantly--a casualty of this economy. We anticipate the Hotel's results to improve as travelers become more aware of its great location, service and facilities.

    Sonesta Beach Resort Bermuda has presented an interesting challenge for us:
On the one hand, Bermuda is one of the most beautiful islands in the world, and our beachfront Resort occupies a spectacular site, overlooking the ocean; on the other hand, tourist arrivals to Bermuda have dropped and, with them, profits. At this writing, the Resort may soon have a new owner, and the Company has entered into discussions with the prospective purchaser to continue operating the Resort under a new management contract.

    Results in Egypt have been steadily improving. Sonesta's inventory of rooms has significantly increased in Sharm El Sheikh with the expansion of both the Sonesta Beach Resort and Sonesta Club. While travel on the Sonesta Cruise Ships, and to Sonesta St. George Hotel Luxor, remains soft, corporate business remains strong at Sonesta Hotel Cairo, which is also undergoing a major lobby renovation. With rates low, the Sharm El Sheikh resorts are reporting strong demand, primarily from Europe. Business at Sonesta Hotel, in Port Said, has suffered as that city has become less important as a duty-free shopping zone; however the Hotel performed reasonably well in 2002.

    The Sonesta Posadas del Inca in Peru, which are licensed properties, continue to attract international tourists. In mid-2002, the Sonesta Posada del Inca Arequipa joined our collection of posadas there.

    The Sonesta collection of franchised hotels, in Tuscany, Italy, includes the Sonesta Resort and Country Club, which is currently being expanded with the addition of a restaurant, conference area, spa and guest rooms, and also includes Sonesta Relais Villa Tavolese and Sonesta Castello di Santa Maria Novella. A fourth property, the Sonesta Relais and Residences Bossi-Pucci, offering a unique vacation and education experience, opened in May 2002.

    In 2001, the Company entered into a master franchise relationship with Superclubs of Jamaica to develop Sonesta branded hotels in Brazil. We eagerly anticipate the opening of Sonesta Hotel Iberepuera Sao Paulo, which will commence operations in the spring of 2003.

    Trump International Sonesta Beach Resort, in Sunny Isles Beach, a 388-room condominium and resort development under construction in North Miami Beach, will open in April 2003. The Resort will greatly enhance the Sonesta brand, and, with its sister properties in Key Biscayne and Coconut Grove, will give the Company a major presence in the Miami area.

    In September 2002, we sold Sonesta Beach Resort Anguilla to a golf course developer, and the hotel closed. While we are saddened to leave this beautiful island, the positive financial impact of the sale for the Company was dramatic. In mid-2002, the Aruba Sonesta Beach Resort, which operated for ten years under a Sonesta license arrangement, dropped its Sonesta affiliation.

    If you would like additional information about Sonesta hotels, resorts or cruises, please visit our web site at sonesta.com.

    We appreciate the continued interest and support of you, our shareholders, and of our hotel owners, guests, partners and employees.

[LOGO]

/s/ROGER P. SONNABEND
Chairman of the Board and Chief Executive Officer

[LOGO]

/s/STEPHANIE SONNABEND
President
Sonesta International Hotels Corporation

March 5, 2003

SONESTA INTERNATIONAL HOTELS CORPORATION
5-YEAR SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

(In thousands except for per share data)

                                                       2002           2001          2000          1999        1998 (1)
                                                     ---------      --------      --------      --------      --------
Revenues.......................................      $ 90,131       $ 93,463      $103,224      $ 97,106      $ 77,787
Operating income...............................         2,276          2,858        12,291        11,033         6,587
Net interest expense...........................        (5,799)        (5,111)       (3,839)       (3,403)       (2,418)
Other..........................................            10            230           560         3,913(2)         17
                                                     --------       --------      --------      --------      --------
Income (loss) from continuing operations before
  income taxes.................................        (3,513)        (2,023)        9,012        11,543         4,186
Income tax provision (benefit).................          (790)          (333)        3,223         4,141         1,761
                                                     --------       --------      --------      --------      --------
Income (loss) from continuing operations before
  extraordinary loss on refinancing of debt....        (2,723)        (1,690)        5,789         7,402         2,425
Extraordinary loss on refinancing of debt (net
  of tax)......................................            --             --          (274)           --            --
                                                     --------       --------      --------      --------      --------
Income (loss) from continuing operations.......        (2,723)        (1,690)        5,515         7,402         2,425

Discontinued operations:
  Loss from operations and sale of discontinued
    hotel......................................        (1,928)          (314)       (1,275)       (1,620)       (1,528)
  Income tax benefit...........................          (655)          (107)         (433)         (551)         (520)
                                                     --------       --------      --------      --------      --------
Loss from discontinued operations..............        (1,273)          (207)         (842)       (1,069)       (1,008)
                                                     --------       --------      --------      --------      --------
Net income (loss)..............................      $ (3,996)      $ (1,897)     $  4,673      $  6,333      $  1,417
                                                     ========       ========      ========      ========      ========

Basic and diluted profit (loss) per share of
  common stock:
Continuing operations..........................      $   (.74)      $   (.45)     $   1.49      $   1.88      $    .58
Discontinued operations........................          (.34)          (.06)         (.23)         (.27)         (.24)
                                                     --------       --------      --------      --------      --------
Net income (loss)..............................      $  (1.08)      $  ( .51)     $   1.26      $   1.61      $    .34
                                                     ========       ========      ========      ========      ========
Cash dividends declared........................      $    .20       $    .20      $    .20      $    .18      $    .15
                                                     ========       ========      ========      ========      ========

Net property and equipment.....................      $ 83,171       $ 95,129      $ 89,791      $ 84,202      $ 81,948
Total assets...................................       118,450        128,817       138,313       107,518       106,603
Long-term debt including currently payable
  portion......................................        70,043         75,262        77,010        50,329        54,779
Redeemable preferred stock.....................            --             --           294           294           294
Common stockholders' equity....................        22,482         27,218        29,927        26,088        24,233
Common stockholders' equity per share..........          6.08           7.36          8.08          7.02          5.86
Total revenues including hotels operated under
  management contracts.........................       149,558        154,652       179,697       173,398       164,985
Common shares outstanding at end of year.......         3,698          3,698         3,705         3,715         4,136

(1) Gives effect to the acquisition of Sonesta Beach Resort Key Biscayne on July 1, 1998.

(2) Includes non-recurring income of $3,875.

Market price data for the Company's
common stock showing high and low prices by quarter for each of the last two years is as follows:

                                                                                   NASDAQ QUOTATIONS
                                                          --------------------------------------------------------------------
                                                                      2002                                    2001
                                                          ----------------------------            ----------------------------
                                                            HIGH                LOW                 HIGH                LOW
                                                          --------            --------            --------            --------
First.........................................             $6.30               $5.25               $ 9.75              $8.31
Second........................................              9.00                5.02                10.36               8.98
Third.........................................              6.30                4.42                 9.75               6.50
Fourth........................................              5.18                4.00                 7.31               6.10

The Company's common stock trades on the NASDAQ Stock Market under the symbol SNSTA. As of February 21, 2003 there were 493 holders of record of the Company's common stock.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------

    The Company's consolidated financial statements include the revenues, expenses, assets and liabilities of the Royal Sonesta Hotel Boston (Cambridge), Royal Sonesta Hotel New Orleans, and the Sonesta Beach Resort Key Biscayne. The Boston (Cambridge) and Key Biscayne properties are owned by the Company, and the New Orleans hotel is operated under a long-term lease. The financial statements also include the revenues and expenses from the management of properties located in the United States, Bermuda and Egypt. In September 2002, the Company sold the Sonesta Beach Resort Anguilla (see Note 9--Discontinued Operations). The following revenues and results from operations for all periods have been reclassified to present the operations of the Anguilla resort as a discontinued operation.

RESULTS OF OPERATIONS

    In 2002, the Company recorded a net loss from continuing operations of $2,723,000, or $(0.74) per common share, compared to a net loss from continuing operations of $1,690,000, or $(0.45) per common share, in 2001. The Company's results continue to be affected by lower demand from both group and transient business. Fierce competition has resulted in decreases in room revenue per available room ("REVPAR") in 2002 compared to 2001. The Company managed to offset a substantial portion of the lost revenues in its hotels by lowering operating and overhead expenses.

REVENUES

                                            TOTAL REVENUES
                                            (in thousands)
                              ------------------------------------------
                               NO. OF
                               ROOMS       2002       2001       2000
                              --------   --------   --------   ---------
Sonesta Beach Resort Key
  Biscayne                      300      $25,477    $26,144    $ 28,972
Royal Sonesta Hotel Boston
  (Cambridge)                   400       25,500     26,831      31,765
Royal Sonesta Hotel New
  Orleans                       500       34,954     36,299      37,201
Management and service fees
  and other revenues                       4,200      4,189       5,286
                                         -------    -------    --------
    TOTAL REVENUES                       $90,131    $93,463    $103,224
                                         =======    =======    ========

    2002 VERSUS 2001: Total revenues in 2002 were $90,131,000 compared to $93,463,000 in 2001, a decrease of approximately $3,332,000. Revenues at Sonesta Beach Resort Key Biscayne decreased by $667,000 to $25,477,000 in 2002. Room revenues decreased by $1,340,000 compared to 2001, due to a 7% decrease in room revenue per available room ("REVPAR"), which was entirely due to a decrease in average room rate achieved. The decrease in room revenue was partially offset by an increase in other revenues of $673,000, which included increased food and beverage revenues and higher revenues from other guest services. Revenues at Royal Sonesta Hotel Boston (Cambridge) decreased by $1,331,000, from $26,831,000 in 2001 to $25,500,000 in 2002. This was primarily due to a 4.5% decrease in room revenues and a 6% decrease in food and beverage revenues. The hotel managed to slightly increase occupancy in 2002 versus 2001, but fierce competition for available business caused the hotel's average room rate to decline by 8%. Royal Sonesta Hotel New Orleans recorded 2002 total revenues of $34,954,000, a 4% decrease compared to 2001 revenues of $36,299,000. The $1,345,000 decrease in revenues was entirely due to a 5% REVPAR decrease because of lower occupancy in 2002 compared to 2001. Revenues from management activities in 2002 were $4,200,000, virtually unchanged from 2001 revenues of $4,189,000.

    2001 VERSUS 2000: Total revenues in 2001 were $93,463,000 compared to $103,224,000 in 2000, a decrease of approximately $9,761,000. Revenues at Sonesta Beach Resort Key Biscayne decreased by $2,828,000 in 2001 compared to 2000. Room revenues decreased by $2,110,000, as room revenue per available room ("REVPAR") declined by 13% in 2001 compared to 2000, mainly due to lower occupancy levels. Food and beverage revenues declined by 8% due to the lower hotel occupancy in 2001 compared to 2000. Royal Sonesta Hotel Boston (Cambridge) experienced a decline in revenues of $4,934,000 in 2001 compared to the year before. Room revenues declined by $3,874,000 due to a 19% drop in the hotel's REVPAR, both from lower occupancy levels and a lower average rate. Revenues at Royal Sonesta Hotel New Orleans decreased by $902,000 to $36,299,000 in 2001 compared to 2000. The effect on business in New Orleans by the events of September 11 and the slower economy has been much less than in most other hotel markets, and the decreased revenues were primarily a result of cancellations resulting directly from the September 11 events. Revenues from management activities decreased from $5,286,000 in 2000 to $4,189,000 in 2001, mainly due to decreased fee income of $662,000 from the Company's managed operations in Egypt, and from lower corporate revenues, in particular from reservation services, and from design services, which function was out-sourced at the start of 2001.

OPERATING INCOME

                                          OPERATING INCOME /
                                                (LOSS)
                                            (in thousands)
                                    ------------------------------
                                      2002       2001       2000
                                    --------   --------   --------
Sonesta Beach Resort Key Biscayne   $  (541)   $(1,442)   $ 3,282
Royal Sonesta Hotel Boston
  (Cambridge)                         2,884      3,206      7,054
Royal Sonesta Hotel New Orleans       3,409      4,166      3,333
                                    -------    -------    -------
Operating income from hotels after
  management and service fees         5,752      5,930     13,669
Management activities and other      (3,476)    (3,072)    (1,378)
                                    -------    -------    -------
Operating income                    $ 2,276    $ 2,858    $12,291
                                    =======    =======    =======

--------------------------------------------------------------------------------

    2002 VERSUS 2001: Operating income in 2002 was $2,276,000, compared to $2,858,000 in 2001, a decrease of $582,000. Sonesta Beach Resort Key Biscayne reported a 2002 operating loss of $541,000 compared to an operating loss in 2001 of $1,442,000, an improvement of $901,000. Revenues decreased by $667,000 in 2002 compared to 2001, but expenses decreased by $1,568,000 in 2002, a 6% decrease compared to 2001. Substantial decreases in costs and operating expenses, administrative and general and rental expenses offset an increase in depreciation expense of $494,000 due to the major improvements and refurbishments during the recent years. Royal Sonesta Hotel Boston (Cambridge) recorded operating income during 2002 of $2,884,000 compared to $3,206,000 in 2001, a decrease of $322,000. Decreases in revenues of $1,331,000 were partially offset by decreases in expenses in 2002 of $1,009,000, or 4%. This decrease resulted mainly from savings in costs and operating expenses, administrative and general and repairs and maintenance expenses. Royal Sonesta Hotel New Orleans reported 2002 operating income of $3,409,000, a $757,000 decrease compared to 2001 operating income of $4,166,000. Decreases in revenues of $1,345,000 were partially offset by decreased expenses of $588,000. The decrease in expenses was mainly due to lower rent expense in 2002 compared to last year because of lower operating profits. Under its lease for the hotel, rent is based on a percentage of profits, as defined in the lease. Operating losses from management activities, which are computed after giving effect to management, marketing and service fees from owned and leased hotels, increased from $3,072,000 in 2001 to $3,476,000 in 2002. Revenues from these activities increased slightly by $11,000. Decreased corporate costs, in particular expenses related to development activities, were offset by an expense recorded in 2002 of $950,000, which represents the anticipated net operating loss for the first 12 months of operations of Sonesta Hotel & Suites Coconut Grove, which opened April 1, 2002. Under its management agreement for this hotel, the Company is obligated to fund operating losses during the first year, and to provide the hotel's owner with certain minimum returns each year thereafter.

    2001 VERSUS 2000: Operating income in 2001 was $2,858,000, compared to operating income of $12,291,000 in 2000, a decrease of approximately $9,433,000. Sonesta Beach Resort Key Biscayne had an operating loss of $1,442,000 during 2001 compared to operating income of $3,282,000 in 2000, a decrease of approximately $4,724,000. Revenues decreased by $2,828,000, and expenses increased by $1,896,000 compared to last year. The increase in expenses was primarily due to higher labor costs, higher depreciation expense as a result of major renovations and refurbishments over the past three years, increased sales and marketing costs, and increased property insurance costs. During the fourth quarter of 2001, the hotel initiated a number of cost savings measures, including staff reductions. Operating income at the Royal Sonesta Hotel Boston (Cambridge) decreased by $3,848,000 to $3,206,000 in 2001 compared to 2000, due to a decline in revenues of $4,934,000, which was partially offset by a decrease in expenses of $1,086,000. This decrease was primarily due to lower costs and operating expenses from various savings initiatives implemented after September 11, 2001. Royal Sonesta Hotel New Orleans increased operating income by $833,000 to $4,166,000 in 2001 compared to the previous year. Revenues decreased $902,000 compared to last year, but expenses were lower by $1,735,000. The decrease in expenses was primarily due to lower costs and operating expenses, decreased maintenance expense, and from a decrease of $863,000 in rent due under the lease under which the Company operates the hotel. The lower rent resulted primarily from higher expenditures for improvements and replacements of furniture, fixtures and equipment, which are deductible for purposes of calculating rent. Operating loss from management activities, which is computed after giving effect to management, marketing and service fees from owned and leased hotels, increased from $1,378,000 in 2000 to $3,072,000 in 2001. Revenues from management activities decreased by $1,097,000. Expenses rose by $597,000, mainly due to severance costs incurred in 2001 associated with the out-sourcing of the Company's design function, higher costs related to development activities, and increases in sales and marketing costs and the cost of other corporate services provided to the hotels.

OTHER INCOME AND DEDUCTIONS

    Interest expense decreased by $154,000 in 2002 compared to 2001, due to the lower principal balance of the mortgage loans for Royal Sonesta Hotel Boston (Cambridge) and Sonesta Beach Resort Key Biscayne. Interest expense increased by $1,000,000 in 2001 compared to 2000, due to the additional expense incurred following the refinancing in June 2000 of the mortgage loans on the Royal Sonesta Hotel Boston (Cambridge) and Sonesta Beach Resort Key Biscayne. The proceeds from this refinancing were approximately $27 million.

    Interest income in 2002 decreased by $842,000 compared to 2001, due to a substantial decrease in short-term investment income. This was caused by much lower rates of return during 2002 compared to 2001, and because of the Company's lower cash balances. Interest income in 2001 decreased by $272,000 compared to 2000, which was also caused by a decrease in short-term investment income.

    In January 2000, a hailstorm damaged the roof of the Royal Sonesta Hotel New Orleans. The proceeds from insurance to replace the roof exceeded the book value of the assets destroyed, and the Company

--------------------------------------------------------------------------------

recorded gains from casualty related to this claim of $553,000 in 2000 and $213,000 in 2001.

    The Company recorded an extraordinary loss of $274,000 (net of federal and state taxes) in 2000, which represents the write-off of unamortized loan costs and the payment of a prepayment penalty, both in connection with the refinancing of the mortgage loans on the Royal Sonesta Hotel Boston (Cambridge) and Sonesta Beach Resort Key Biscayne.

FEDERAL, STATE AND FOREIGN INCOME TAXES

    The income tax benefit in 2002 and 2001 is lower than the statutory rate primarily because of state taxes payable on the Company's income from Royal Sonesta New Orleans, and because of foreign taxes provided on the Company's management income from its Egyptian operations. The 2000 tax expense is higher than the statutory rate primarily due to the provision for state taxes on the Company's profits from its operations in Louisiana, Florida and Massachusetts.

LIQUIDITY AND CAPITAL RESOURCES

    The Company had cash and cash equivalents of approximately $12,675,000 at December 31, 2002. In addition, the Company has $7,000,000 available under two credit lines.

    The Company sold Sonesta Beach Resort Anguilla in September 2002. Of the sale price of $10,450,000, $2,200,000 was received at closing, and $8,250,000 was paid in November 2002. Net proceeds, before taxes, were $5,739,000, after payment of the remaining balance of $4,216,000 of the mortgage loan which encumbered the resort, and after payment of commissions and expenses related to the sale of $495,000.

    In 2002, the Company entered into an agreement to manage a condominium hotel in Sunny Isles Beach, Florida. This hotel is currently under construction, and is expected to open in April 2003. Under its agreements, the Company will advance funds for pre-opening costs and working capital. In addition, the Company will contribute costs for the hotel's non-guestroom furniture, fixtures and equipment in excess of a certain limit. The Company has also agreed to purchase four condominium units in the hotel. At this point, the Company estimates its total cash commitment to be approximately $5.7 million, of which $1.8 million was advanced at December 31, 2002. In addition, the Company will guarantee a $1 million equipment lease for the hotel. Based on the management agreement, the Company will receive management fees based on revenues, and incentive fees based on profits, as defined. Under the same agreements, the Company guarantees 50% of net operating losses during the period from the opening of the hotel until November 1, 2004. After November 1, 2004, the Company is committed to provide the hotel's owner with an annual minimum return of $800,000. The Company has the right to recover advances made under its guarantees out of available cash flow after payment of the minimum return in future years.

    During 2002, the Company advanced $2,327,000 under its loan agreements with the owner of the Sonesta Hotel & Suites Coconut Grove, Miami, which is a condominium hotel that opened in April 2002. The Company loaned $5,000,000 to the hotel's owner to fund part of the project costs, and for pre-opening costs and working capital (see also Note 3--Long Term Receivables and Advances). Under its agreements, the Company is also committed to fund net operating losses for the first operating year, which ends March 31, 2003, and to provide the hotel's owner with a minimum annual return of $500,000 starting April 1, 2003. The Company is also committed to provide working capital. The Company advanced $1,875,000 at December 31, 2002 for losses and working capital, and expects to recover part of these advances, with the exception of a projected net operating loss of $950,000 for the first operating year, which ends March 31, 2003. The amounts advanced, net of the $950,000 provision for the projected losses, are included in prepaid and other current assets at December 31, 2002.

    The Company has loaned an additional $400,000 in 2002 to the owner of Sonesta Beach Resort Sharm El Sheikh, to assist with the financing of the construction of additional rooms and other hotel facilities.

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

    Approximately $13,900,000 was spent in the years 2000 through 2002 on capital replacements and improvements at the Company's Sonesta Beach Resort Key Biscayne. These improvements included guestroom and bathroom renovations, a new Spa, improvements to the hotel's public spaces and conference facilities, elevator modernization, and replacement of property management systems.

    Company management believes that its present cash balances and available credit lines will be more than adequate to meet its cash requirements for 2003 and beyond. The Company has deferred certain major capital improvements in 2003 to conserve cash. In addition, no major debt maturities are due within the next few years.

--------------------------------------------------------------------------------

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

    - Sonesta Hotels & Suites Coconut Grove--the Company operates a condominium hotel under a management agreement, under which it is committed to fund net operating losses for the first operating year, which ends March 31, 2003, and to provide the hotel's owner with a minimum annual return of $500,000 starting April 1, 2003. Under its agreements, the Company is entitled to management and marketing fees based on revenues, and incentive fees based on profits. In case the aforementioned annual minimum returns are not met, the Company's policy is to eliminate management and marketing fees from its revenues. If the amounts of the shortfall exceeds the fee income, the Company will book as an administrative and general expense the additional amounts, based on its most current projections. Amounts advanced for seasonal losses and for working capital (which the Company is obligated to provide) will be included in prepaid expenses and other current assets on the Company's balance sheets.

    - Trump International Sonesta Beach Resort--the Company has entered into agreements in 2002 to operate a condominium hotel in Sunny Isles Beach, Florida, which hotel is expected to open in April 2003. Under the agreements, the Company is entitled to management and marketing fees based on the hotel's revenues, and incentive fees based on the hotel's net operating income. The Company is obligated to provide a minimum annual return of $800,000 to the hotel's owner, starting as of November 1, 2004. From the opening until November 1, 2004, the Company is obligated to fund 50% of any net operating losses. Amounts advanced under these guarantees are subject to repayment, without interest, out of future profits in excess of the aforementioned minimum return. If the minimum returns are not earned, the Company will eliminate the fee income from the property from its revenues. If the amounts of the shortfalls exceed the total fee income, the Company will reflect such excess amounts as long-term receivables and advances on its balance sheet. The Company also provides, as a non-interest bearing advance, funds for working capital and pre-opening expenses, which it can recover out of the future excess profits payable to the hotel owner. These amounts are also included in long-term receivables and advances. Lastly, the Company will invest in the furniture, fixtures and equipment of the non-guestroom areas of the hotel, amounts needed in excess of $3,000,000. Up to $1 million of the excess amount, currently estimated at approximately $2.6 million, may be leased, and the resulting lease expenses will be paid by the hotel. The remaining excess amount will be recorded as an other long-term asset, and will be amortized over the term of the agreement.

--------------------------------------------------------------------------------

QUANTITATIVE AND QUALITATIVE DISCLOSURE OF MARKET RISK

    The Company is exposed to market risk from changes in interest rates and foreign exchange rates. The Company uses fixed rate debt to finance the ownership of its properties. The table that follows summarizes the Company's fixed rate debt obligations outstanding at December 31, 2002. This information should be read in conjunction with Note 4--Borrowing Arrangements.

    Short and Long Term Debt maturing in:

                                                                 YEAR
                                 --------------------------------------------------------------------
                                   2003           2004           2005           2006           2007         Thereafter
                                 --------       --------       --------       --------       --------       ----------
Fixed rate                        $ 946          $1,014         $1,124         $1,225         $1,337         $64,397
Average interest rate              8.6%            8.6%           8.6%           8.6%           8.6%            8.6%


                             Total         Fair Value
                            --------       ----------
Fixed rate                  $70,043         $73,430
Average interest rate

SELECTED QUARTERLY FINANCIAL DATA

    Selected quarterly financial information for the years ended December 31, 2002 and 2001 is as follows:

                                                                    (in thousands except for per share data)
                                                                                      2002
                                                              -----------------------------------------------------
                                                                1st            2nd            3rd            4th
                                                              --------       --------       --------       --------
Revenues                                                      $25,387        $24,403        $17,872        $22,469
Operating income (loss)                                         2,240          2,178         (1,654)          (488)
Net income (loss)                                                 432            360         (2,195)        (1,320)
Net income (loss) per share of common stock                   $  0.12        $  0.10        $ (0.59)       $ (0.37)

                                                                                      2001
                                                              -----------------------------------------------------
                                                                1st            2nd            3rd            4th
                                                              --------       --------       --------       --------
Revenues                                                      $27,824        $27,513        $17,306        $20,820
Operating income (loss)                                         2,883          2,979         (2,555)          (449)
Net income (loss)                                               1,073          1,014         (2,663)        (1,114)
Net income (loss) per share of common stock                   $  0.29        $  0.27        $ (0.72)       $ (0.30)

[Ernst & Young Letterhead]

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Sonesta International Hotels Corporation

    We have audited the accompanying consolidated balance sheets of Sonesta International Hotels Corporation as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sonesta International Hotels Corporation at December 31, 2002 and 2001 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

                                          /s/ ERNST & YOUNG

March 5, 2003

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

For the three years ended December 31, 2002
(in thousands except for per share data)

                                                                2002      2001      2000
                                                              --------   -------   -------
Revenues:
  Rooms.....................................................  $52,644    $56,208   $62,520
  Food and beverage.........................................   24,807     24,749    27,054
  Management, license and service fees......................    4,174      4,138     4,970
  Parking, telephone and other..............................    8,506      8,368     8,680
                                                              -------    -------   -------
                                                               90,131     93,463   103,224
                                                              -------    -------   -------
Costs and expenses:
  Costs and operating expenses..............................   39,916     41,663    42,162
  Advertising and promotion.................................    7,626      7,669     7,373
  Administrative and general................................   15,364     15,525    15,472
  Human resources...........................................    1,872      1,967     2,088
  Maintenance...............................................    6,338      6,660     6,909
  Rentals...................................................    5,866      6,967     7,549
  Property taxes............................................    2,584      2,561     2,611
  Depreciation and amortization.............................    8,289      7,593     6,769
                                                              -------    -------   -------
                                                               87,855     90,605    90,933
                                                              -------    -------   -------
Operating income............................................    2,276      2,858    12,291
                                                              -------    -------   -------
Other income (deductions):
  Interest expense..........................................   (6,259)    (6,413)   (5,413)
  Interest income...........................................      460      1,302     1,574
  Foreign exchange profit (loss)............................       10        (39)       (4)
  Gain on sales of assets...................................       --         56         6
  Gain from casualty........................................       --        213       558
                                                              -------    -------   -------
                                                               (5,789)    (4,881)   (3,279)
                                                              -------    -------   -------
Income (loss) from continuing operations before income
  taxes.....................................................   (3,513)    (2,023)    9,012
Income tax provision (benefit)..............................     (790)      (333)    3,223
                                                              -------    -------   -------
Income (loss) from continuing operations before
  extraordinary loss on
  refinancing of debt (net of tax)..........................   (2,723)    (1,690)    5,789
Extraordinary loss on refinancing of debt (net of tax)......       --         --      (274)
                                                              -------    -------   -------
Income (loss) from continuing operations....................   (2,723)    (1,690)    5,515
Discontinued operations (Note 9):
  Loss from operations and sale of discontinued hotel.......   (1,928)      (314)   (1,275)
  Income tax benefit........................................     (655)      (107)     (433)
                                                              -------    -------   -------
Loss on discontinued operations.............................   (1,273)      (207)     (842)
                                                              -------    -------   -------
Net income (loss)...........................................  $(3,996)   $(1,897)  $ 4,673
                                                              =======    =======   =======
Basic and diluted profit (loss) per share from:
  Continuing operations.....................................  $  (.74)   $  (.45)  $  1.49
  Discontinued operations...................................     (.34)      (.06)     (.23)
                                                              -------    -------   -------
Net profit (loss) per share of common stock.................  $ (1.08)   $  (.51)  $  1.26
                                                              =======    =======   =======

Dividends per common share..................................  $   .20    $   .20   $   .20
Dividends per preferred share...............................  $    --    $   .63   $  1.25

Weighted average shares oustanding..........................    3,698      3,700     3,708

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

December 31, 2002 and 2001
(in thousands)

                                                                2002        2001
                                                              ---------   --------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $ 12,675    $ 14,256
  Accounts and notes receivable:
    Trade, less allowance of $241 ($260 in 2001) for
     doubtful accounts......................................     6,920       6,190
    Other, including current portion of long-term
     receivables and advances...............................       443         753
                                                              --------    --------
            Total accounts and notes receivable.............     7,363       6,943
  Refundable income taxes...................................     1,600       1,499
  Current portion of deferred taxes.........................       311         391
  Inventories...............................................     1,109       1,413
  Prepaid expenses and other current assets.................     3,294       3,964
                                                              --------    --------
            Total current assets............................    26,352      28,466

LONG-TERM RECEIVABLES AND ADVANCES..........................     7,147       3,690

PROPERTY AND EQUIPMENT, AT COST:
  Land and land improvements................................     9,202       9,940
  Buildings.................................................    64,361      73,418
  Furniture and equipment...................................    41,168      42,878
  Leasehold improvements....................................     6,069       4,605
  Projects in progress......................................       367         706
                                                              --------    --------
                                                               121,167     131,547
  Less accumulated depreciation and amortization............    37,996      36,418
                                                              --------    --------
            Net property and equipment......................    83,171      95,129

OTHER LONG-TERM ASSETS......................................     1,780       1,532
                                                              --------    --------
                                                              $118,450    $128,817
                                                              ========    ========

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------

                                                                2002        2001
                                                              ---------   --------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt.........................  $    946    $  1,139
  Accounts payable..........................................     4,199       3,955
  Advance deposits..........................................     3,352       4,576
  Federal, foreign and state income taxes...................       848         969
  Accrued liabilities:
    Salaries and wages......................................     1,860       1,577
    Rentals.................................................     5,000       5,827
    Interest................................................       543         527
    Pension and other employee benefits.....................     1,418         400
    Other...................................................     1,117       1,245
                                                              --------    --------
                                                                 9,938       9,576
                                                              --------    --------
            Total current liabilities.......................    19,283      20,215

LONG-TERM DEBT..............................................    69,097      74,123

DEFERRED FEDERAL AND STATE INCOME TAXES.....................     5,275       5,324

OTHER NON-CURRENT LIABILITIES...............................     2,313       1,937

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
  Common stock:
    Class A, $.80 par value
    Authorized--10,000 shares
    Issued--6,102 shares at stated value....................     4,882       4,882
  Retained earnings.........................................    29,653      34,389
  Treasury shares--2,404, at cost...........................   (12,053)    (12,053)
                                                              --------    --------
      Total stockholders' equity............................    22,482      27,218
                                                              --------    --------
                                                              $118,450    $128,817
                                                              ========    ========

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

For the three years ended December 31, 2002
(in thousands, except for per share data)

                                    COMMON               TREASURY
                                     STOCK                SHARES                                  TOTAL
                              -------------------   -------------------               ------------------------------
                               NO. OF                NO. OF               RETAINED    NO. OF SHARES   STOCKHOLDERS'
                               SHARES     AMOUNT     SHARES     AMOUNT    EARNINGS     OUTSTANDING        EQUITY
                              --------   --------   --------   --------   ---------   -------------   --------------
Balance January 1,
  2000......................   6,102      $4,882     (2,387)   $(11,908)   $33,114        3,715          $26,088
Purchase of 10,000 shares...      --          --        (10)        (80)        --          (10)             (80)
Cash dividends on common
  stock ($0.20 per share)...      --          --         --          --       (741)          --             (741)
Cash dividends on preferred
  stock ($1.25 per share)...      --          --         --          --        (13)          --              (13)
Net income..................      --          --         --          --      4,673           --            4,673
                               -----      ------     ------    --------    -------        -----          -------
Balance December 31,
  2000......................   6,102       4,882     (2,397)    (11,988)    37,033        3,705           29,927
Purchase of 7,000 shares....      --          --         (7)        (65)        --           (7)             (65)
Cash dividends on common
  stock ($0.20 per share)...      --          --         --          --       (740)          --             (740)
Cash dividends on preferred
  stock ($0.63 per share)...      --          --         --          --         (7)          --               (7)
Net loss....................      --          --         --          --     (1,897)          --           (1,897)
                               -----      ------     ------    --------    -------        -----          -------
Balance December 31,
  2001......................   6,102       4,882     (2,404)    (12,053)    34,389        3,698           27,218
Cash dividends on common
  stock ($0.20 per share)...      --          --         --          --       (740)          --             (740)
Net loss....................      --          --         --          --     (3,996)          --           (3,996)
                               -----      ------     ------    --------    -------        -----          -------
Balance December 31,
  2002......................   6,102      $4,882     (2,404)   $(12,053)   $29,653        3,698          $22,482
                               =====      ======     ======    ========    =======        =====          =======

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

For the three years ended December 31, 2002
(in thousands)

                                                                2002      2001       2000
                                                              --------   -------   --------
CASH PROVIDED (USED) BY OPERATING ACTIVITIES
  Net income (loss).........................................  $(3,996)   $(1,897)  $  4,673
  Items not (providing) requiring cash
    Pension expense.........................................    1,672      1,448      1,067
    Depreciation and amortization of property and
      equipment.............................................    8,289      7,593      6,769
    Other amortization......................................       90         96       (255)
    Deferred federal and state income tax provision.........       31         39      1,117
    Gain on sales of assets.................................       --        (56)        (6)
    Gain from casualty......................................       --       (213)      (558)
    Deferred interest income................................     (179)      (106)        --
    Extraordinary loss on refinancing of debt...............       --         --        274
    Loss from discontinued operations.......................    1,928        314      1,275

  Changes in assets and liabilities
    Accounts and notes receivable...........................     (700)       512      2,009
    Refundable income taxes.................................     (101)    (1,499)        --
    Inventories.............................................      304        205        (88)
    Prepaid expenses and other..............................      670     (2,179)      (678)
    Accounts payable........................................      244     (1,340)    (1,602)
    Advance deposits........................................   (1,224)       395       (522)
    Federal, foreign and state income taxes.................     (121)       564        481
    Accrued liabilities.....................................     (912)    (5,574)      (243)
                                                              -------    -------   --------
      Cash provided (used) by operating activities..........    5,995     (1,698)    13,713

CASH PROVIDED (USED) BY INVESTING ACTIVITIES
    Proceeds from sales of assets...........................    9,955         71         66
    Proceeds from casualty insurance........................       --        213        668
    Purchases of U.S. government debt securities............       --         --    (20,404)
    Proceeds from maturities of U.S. government debt
      securities............................................       --     10,313     10,091
    Expenditures for property and equipment.................   (8,083)   (13,297)   (12,739)
    New loans and advances..................................   (3,689)    (2,855)      (245)
    Payments received on long-term receivables and
      advances..............................................      337        505        839
    Net cash deficit from discontinued operations...........     (273)      (498)    (1,607)
                                                              -------    -------   --------
      Cash used by investing activities.....................   (1,753)    (5,548)   (23,331)

CASH PROVIDED (USED) BY FINANCING ACTIVITIES
    Proceeds from issuance of long-term debt................       --         --     72,000
    Cost of financing.......................................       --         --     (1,379)
    Payments on refinancing of long-term debt...............       --         --    (43,566)
    Scheduled payments on long-term debt....................     (867)    (1,242)      (628)
    Payments on long-term debt following sale of hotel......   (4,216)        --         --
    Redemption of preferred stock...........................       --       (294)        --
    Purchase of common stock................................       --        (65)       (80)
    Cash dividends paid.....................................     (740)      (747)      (755)
                                                              -------    -------   --------
      Cash provided (used) by financing activities..........   (5,823)    (2,348)    25,592
                                                              -------    -------   --------

Net increase (decrease) in cash and cash equivalents........   (1,581)    (9,594)    15,974
Cash and cash equivalents at beginning of year..............   14,256     23,850      7,876
                                                              -------    -------   --------
Cash and cash equivalents at end of year....................  $12,675    $14,256   $ 23,850
                                                              =======    =======   ========

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

SONESTA INTERNATIONAL HOTELS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION:

    Sonesta International Hotels Corporation (the Company) is engaged in the operation of hotels in Boston (Cambridge), Massachusetts; New Orleans, Louisiana; and Key Biscayne, Florida. The Company also operates, under management agreements, hotels in Bermuda; Coconut Grove (Miami), Florida; New Orleans, Louisiana; and in Cairo, Sharm El Sheikh, Luxor, and Port Said, Egypt. The Company also manages three Nile River cruise ships in Egypt. Sonesta has granted licenses, for which it receives fees, for the use of its name for hotels in Peru and Italy.

    In September 2002, the Company sold the Sonesta Beach Resort Anguilla (see
Note 9--Discontinued Operations). The Company's revenues and results from operations for all periods have been reclassified to present operations of the resort as a discontinued operation.

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

FOREIGN CURRENCY TRANSACTIONS:

    Assets and liabilities denominated in foreign currency are converted at end of year rates, and income and expense items are converted at weighted average rates during the period. The net result of such conversions is charged or credited to the statement of operation.

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

PROPERTY AND EQUIPMENT:

    Depreciation and amortization of items of property and equipment are computed generally on the straight-line method based on the following estimated useful lives:

Land and land improvements:
  Owned properties                20 to 50 years
Buildings:
  Owned properties                20 to 40 years
Furniture and equipment:
  Located in owned properties     5 to 10 years
  Located in leased properties    5 to 10 years or
                                    remaining lease terms
Leasehold improvements:           Remaining lease terms

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF:

    The carrying values of long-lived assets, which include property and equipment and intangibles, are evaluated periodically in relation to the operating performance and future undiscounted cash flows of the underlying assets. Adjustments to fair value are made if impairment indicators are present and the sum of expected future net cash flows is less than book value. To date, no adjustments for impairment have been made.

INCOME TAXES:

    Income taxes have been provided using the liability method. The Company and its United States subsidiaries file a consolidated federal income tax return. Where appropriate, federal and foreign income taxes are provided on earnings of foreign subsidiaries that are intended to be remitted to the parent company.

FAIR VALUE OF FINANCIAL INSTRUMENTS:

    The Company's financial instruments consist of cash and cash equivalents, accounts and notes receivable, accounts payable and long-term debt. With the exception of its long-term debt, the Company believes that the carrying value of its financial instruments approximates their fair values. The book balance at December 31, 2002 of the Company's long-term debt, which carries an interest rate of 8.6%, is $70,042,000. The Company estimates the fair value of this debt at approximately $73,430,000, based on current prevailing interest rates for similar mortgage debt.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS:

    As of January 1, 2001, the Company has adopted FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement 133) which was issued in June, 1998 and its amendments Statements No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133", and No. 138, "Accounting for Derivative Instruments and Certain Hedging Activities" issued in June 1999 and June 2000 respectively (collectively referred to as Statement 133). The adoption of Statement 133 did not have a material effect on its financial position or results of operations.

    As of January 1, 2002, the Company adopted FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (Statement
144), which was issued in October 2001. Statement 144 supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (Statement 121). Statement 144 retains many of the recognition and measurement provisions of Statement 121; however, the new rules change the criteria used to classify an asset as held-for-sale. The adoption of Statement 144 did not have a material effect on the Company's financial position or the results of its operations, except as disclosed in Note 9--Discontinued Operations.

    In November 2002, FASB issued interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (Interpretation 45). Interpretation 45 changes current practice in the accounting for, and disclosure of, guarantees and will be adopted by the Company on January 1, 2003. The Company does not believe that the adoption of Interpretation

--------------------------------------------------------------------------------

45 will have a material effect on its financial position or the results of its operations.

    In January 2003, FASB issued interpretation No. 46, "Consolidation of Variable Interest Entities" (Interpretation 46). Interpretation 46 requires variable interest entities to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. Interpretation 46 will be adopted immediately for all variable interest entities created after January 31, 2003 and on July 1, 2003 for all existing variable interest entities. The Company does not believe that the adoption of Interpretation 46 will have a material effect on its financial position or the results of its operations.

USE OF ESTIMATES:

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION:

    Certain amounts in the 2000 and 2001 financial statements have been reclassified to conform to the 2002 presentation.

STATEMENT OF CASH FLOWS:

    Cash and cash equivalents consists of cash on hand and short-term, highly liquid investments with original maturities of less than 90 days, which are readily convertible into cash.

    Cash paid for interest in 2002, 2001 and 2000 was approximately $6,366,000, $6,718,000 and $5,768,000, respectively. Cash refunded for income taxes in 2002 was approximately $1,253,000. Cash paid for income taxes in 2001 and 2000 was approximately $456,000 and $1,507,000, respectively.

2. OPERATIONS

    The Company sold Sonesta Beach Resort Anguilla in September 2002. Of the sale price of $10,450,000, $2,200,000 was received at closing, and $8,250,000 was paid in November 2002. Net proceeds, before taxes, were $5,739,000, after payment of the remaining balance of $4,216,000 of the mortgage loan which encumbered the resort, and after payment of commissions and expenses related to the sale of $495,000.

    In 2002, the Company entered into an agreement to manage a condominium hotel in Sunny Isles Beach, Florida. This hotel is currently under construction, and is expected to open in April 2003. Under its agreements, the Company will advance funds for pre-opening costs and working capital. In addition, the Company will contribute costs for the hotel's non-guestroom furniture, fixtures and equipment in excess of a certain limit. The Company has also agreed to purchase four condominium units in the hotel. At this point, the Company estimates its total cash commitment to be approximately $5.7 million, of which $1.8 million was advanced at December 31, 2002. In addition, the Company will guarantee a $1 million equipment lease for the hotel. Based on the management agreement, the Company will receive management fees based on revenues, and incentive fees based on profits, as defined. Under the same agreements, the Company guarantees 50% of net operating losses during the period from the opening of the hotel until November 1, 2004. After November 1, 2004, the Company is committed to provide the hotel's owner with an annual minimum return of $800,000. The Company has the right to recover advances made under its guarantee out of available cash flow after payment of the minimum return in future years.

    The Company opened Sonesta Hotel & Suites Coconut Grove, Miami, in
April 2002. Based on the management agreements under which the Company operates this condominium hotel, the Company is committed to fund net operating losses for the first operating year, which ends March 31, 2003, and to provide the hotel's owner with a minimum annual return of $500,000 starting April 1, 2003. The Company is also committed to provide working capital. The Company advanced $1,875,000 at December 31, 2002 for losses and working capital, and expects to recover part of these advances, with the exception of a projected net operating loss of $950,000 for the first operating year, which the Company recorded as a charge in 2002 and is included in administrative and general expenses in the statement of operations. The amounts advanced, net of the $950,000 provision for the projected losses, are included in prepaid and other current assets at December 31, 2002.

    Gross revenues for hotels operated by the Company under management contracts, by geographic area, for the three years ended December 31, 2002, are summarized below:

                                    (in thousands)
                                     (unaudited)
                         ------------------------------------
                           2002             2001       2000
                         --------         --------   --------
United States            $15,158          $12,855    $13,525
Bermuda                   20,594           23,393     27,919
Egypt                     26,872           27,847     40,000
                         -------          -------    -------
                         $62,624          $64,095    $81,444
                         =======          =======    =======

    Costs and operating expenses for owned and leased hotels for the three years ended December 31, 2002 are summarized below:

                                         (in thousands)
                              ------------------------------------
                                2002          2001          2000
                              --------      --------      --------
Direct departmental costs:
  Rooms                       $13,516       $14,142       $14,526
  Food and beverage            19,453        20,125        20,777
  Heat, light and power         2,861         3,153         2,825
  Other                         4,086         4,243         4,034
                              -------       -------       -------
                              $39,916       $41,663       $42,162
                              =======       =======       =======

    Direct departmental costs include payroll expense and related payroll burden, the cost of food and beverage consumed and other departmental costs.

--------------------------------------------------------------------------------

3. LONG-TERM RECEIVABLES AND ADVANCES

                                        (in thousands)
                                -------------------------------
                                 December 31,     December 31,
                                     2002             2001
                                --------------   --------------
Sharm El Sheikh, Egypt (a)          $  821           $  609
Sonesta Hotel & Suites Coconut
  Grove, Miami, Florida (b)          5,285            2,958
Trump International Sonesta
  Beach Resort (c)                   1,003               --
Other                                  283              322
                                    ------           ------
  Total long-term receivables        7,392            3,889
  Less: current portion                245              199
                                    ------           ------
  Net long-term receivables         $7,147           $3,690
                                    ======           ======

(a) This loan, in the original amount of $1,000,000, was made in 1996 and 1997 to the owner of the Sonesta Beach Resort, Sharm El Sheikh. In 2002, the Company increased the loan by $400,000, to assist with financing the construction of additional rooms and other hotel facilities. The loan bears interest at the prime rate and is adjusted semi-annually. The interest rate charged at December 31, 2002 was 4.75%. This loan is being repaid in 42 monthly installments, starting in January 2003.

(b) This loan is made to the owner of the Sonesta Hotel & Suites Coconut Grove, Miami, which opened in April 2002. The Company has loaned $4,000,000 to fund construction and furniture, fixtures and equipment ("FF&E") costs, and, in addition, has loaned $1,000,000 for pre-opening costs and working capital. The loan for construction and FF&E costs bears interest at the prime rate (4.25% at December 31, 2002) plus 0.75%. No interest is being charged on the loan for pre-opening costs. These loans will be repaid, the loan for pre-opening costs first, out of profits that would otherwise be available for distribution to the owner of the hotel.

(c) This amount represents advances made to the owner of Trump International Sonesta Beach Resort in Sunny Isles Beach, Florida for pre-opening costs and working capital. No interest will be charged on these advances, which will be repaid out of available profits generated by the hotel after it opens. The hotel is expected to open in April 2003 (see also
    Note 6--Commitments & Contingencies).

4. BORROWING ARRANGEMENTS

CREDIT LINES

    The Company has a $2,000,000 line of credit, which expires on September 28, 2003. This line of credit bears interest at the prime rate (4.25% at December 31, 2002). The terms of the line require a certain minimum net worth, a minimum amount of unrestricted cash or available credit lines during part of each calendar year, and approval for additional borrowings by the Company. No amounts were outstanding under this line of credit at December 31, 2002 and 2001.
    A subsidiary of the Company has a $5,000,000 line of credit, which expires on March 31, 2005. The loan is secured by a mortgage on the Company's leasehold interest in the Royal Sonesta Hotel New Orleans, and by a Company guaranty. The terms of the loan require certain minimum levels of income for Royal Sonesta Hotel New Orleans, and specify a maximum defined debt to net worth ratio. The terms also require a minimum net worth, approval for additional borrowings by the Company, and limits on cash dividends and purchases of the Company's stock. The interest rate is LIBOR plus 3% (4.4% at December 31, 2002), and the commitment fee on the unused portion of the line is 0.65% per annum. No amounts were outstanding under this line of credit at December 31, 2002 and 2001.

LONG-TERM DEBT

                                           (in thousands)
                                   -------------------------------
                                    December 31,     December 31,
                                        2002             2001
                                   --------------   --------------
Charterhouse of Cambridge Trust
  and Sonesta of Massachusetts
  Inc.:
  First mortgage note (a)             $39,886          $40,379
Sonesta Beach Resort Limited
  Partnership:
  First mortgage note (b)              30,157           30,531
Sonesta Hotels of Anguilla, Ltd:
  First mortgage note (c)                  --            4,352
                                      -------          -------
                                       70,043           75,262
Less current portion of long-term
  debt                                    946            1,139
                                      -------          -------
Total long-term debt                  $69,097          $74,123
                                      =======          =======

(a) This loan is secured by a first mortgage on the Royal Sonesta Hotel Boston (Cambridge) property. This property is included in fixed assets at a net book value of $22,690,000 at December 31, 2002. The interest rate on this loan is 8.6% for the term of the loan, and amortization of the principal balance is based on a 25 year schedule. Monthly payments of principal and interest are $332,911. The mortgage loan matures in July 2010, and prepayment of this loan is subject to early payment penalties, based on prevailing interest rates at the time of the prepayment. This mortgage loan, and the mortgage loan on Sonesta Beach Resort Key Biscayne (see (b), below) are provided by the same lender, and are cross-collateralized.

(b) This loan is secured by a first mortgage on the Sonesta Beach Resort Key Biscayne property. The property is included in fixed assets at a net book value of $44,526,000 at December 31, 2002. The interest rate on this loan is 8.6% for the term of the loan, and amortization of the principal balance is based on a 25 year schedule. Monthly payments of principal and interest are $251,713. The mortgage loan matures in July 2010, and prepayment of this loan is subject to early payment penalties, based on prevailing interest rates at the time of the prepayment. This mortgage loan, and the mortgage loan on Royal Sonesta Hotel Boston (Cambridge) (see (a), above) are provided by the same lender, and are cross-collateralized.

(c) In connection with the sale of the Sonesta Beach Resort Anguilla, this loan was repaid in September 2002.

    Aggregate principal payments for the years subsequent to December 31, 2002, are as follows:

Year                   (in thousands)
----                   --------------
2003                      $   946
2004                        1,014
2005                        1,124
2006                        1,225
2007                        1,337
Thereafter                 64,397

--------------------------------------------------------------------------------

5. STOCKHOLDERS' EQUITY

BASIC EARNINGS (LOSSES) PER SHARE

    As the Company has no dilutive securities, there is no difference between basic and diluted earnings per share of common stock. The following table sets forth the computation of basic earnings (losses) per share of common stock (in thousands, except for per share data):

                                     2002       2001       2000
                                   --------   --------   --------
Numerator:
  Net profit (loss) from
    continuing operations          $(2,723)   $(1,690)    $5,515
  Preferred stock dividends             --         (7)       (13)
                                   -------    -------     ------
Profit (loss) from continuing
  operations                        (2,723)    (1,697)     5,502
Loss from discontinued operations   (1,273)      (207)      (842)
                                   -------    -------     ------
Numerator for earnings per share   $(3,996)   $(1,904)    $4,660
                                   =======    =======     ======
Denominator:
  Weighted average number of
    shares outstanding               3,698      3,700      3,708
                                   =======    =======     ======
Profit (loss) per share of common
  stock:
  Continuing operations            $ (0.74)   $ (0.45)    $ 1.49
  Discontinued operations            (0.34)     (0.06)     (0.23)
                                   -------    -------     ------
Profit (loss) per share of common
  stock                            $ (1.08)   $ (0.51)    $ 1.26
                                   =======    =======     ======

    The Company recorded an extraordinary loss of $274,000, $0.07 per common share (net of federal and state taxes), in June 2000, which represents the write-off of unamortized loan costs and the payment of a prepayment penalty, both in connection with the refinancing of the Boston (Cambridge) and Key Biscayne hotels' mortgages.
PREFERRED STOCK
    During 2001, the Company redeemed its 5% Cumulative Preferred Stock at the redemption price of $27.50 per share, for a total amount of $294,000.
6. COMMITMENTS AND CONTINGENCIES
    In 2002, the Company entered into an agreement to manage a condominium hotel in Sunny Isles Beach, Florida. This hotel is currently under construction, and is expected to open in April 2003. Under its agreements, the Company will advance funds for pre-opening costs and working capital. In addition, the Company will contribute costs for the hotel's non-guestroom furniture, fixtures and equipment in excess of a certain limit. The Company has also agreed to purchase four condominium units in the hotel. At this point, the Company estimates its total cash commitment to be approximately $5.7 million, of which approximately $1.8 million was advanced at December 31, 2002. In addition, the Company will guaranty a $1 million equipment lease for the hotel. Based on the management agreement, the Company will receive management fees based on revenues, and incentive fees based on profits, as defined. Under the same agreements, the Company guarantees 50% of net operating losses during the period from the opening of the hotel until November 1, 2004. After November 1, 2004, the Company is committed to provide the hotel's owner an annual minimum return of $800,000.

    The Company is operating a condominium hotel in the Coconut Grove area of Miami, Florida, since April 2002. Under its agreements the Company is committed to fund net operating losses for the first operating year, which ends March 31, 2003, and to provide the hotel's owner with a minimum annual return of $500,000 starting April 1, 2003. The Company is also committed to provide working capital. The Company advanced $1,875,000 at December 31, 2002 for losses and working capital, and expects to recover part of these advances, with the exception of a projected net operating loss of $950,000 for the first operating year, which will end March 31, 2003. The amounts advanced, net of the $950,000 provision for the projected losses, are included in prepaid and other current assets at December 31, 2002.

    The Company operates the Royal Sonesta Hotel, New Orleans, Louisiana, under a lease. In September 1994 the Company exercised the first of three 10-year options to extend the lease. The lease requires payment of percentage rent based on net profits, as defined. The Company leases space for its executive offices in Boston, Massachusetts, which lease will expire in May 2012. The Company provides for rent expense on a straight line basis over the term of the lease. The Company is also committed, under various operating leases, for certain other property and real estate.

    Minimum fixed rentals under operating leases, principally on real estate, payable subsequent to December 31, 2002 (exclusive of real estate taxes, insurance and other occupancy costs) are as follows:

                       (in thousands)
                       --------------
                         Operating
Period                     leases
------                 --------------
2003                      $   617
2004                          529
2005                          538
2006                          531
2007                          490
Thereafter                  1,947
                          -------
                          $ 4,652
                          =======

    Rentals charged to operations are as follows:

                                             (in thousands)
                                     ------------------------------
                                       2002       2001       2000
                                     --------   --------   --------
Real Estate:
  Fixed rentals                       $  825     $  992     $  890
  Percentage rentals based on
    defined operating profits          5,000      5,759      6,622
Other rentals                             41        216         37
                                      ------     ------     ------
                                      $5,866     $6,967     $7,549
                                      ======     ======     ======

    The Company has incentive compensation plans for management under which hotel profit bases, as established annually, must be achieved before any incentive compensation may be earned. The incentive compensation charged to operations was $689,000 in 2002, $354,000 in 2001 and $1,656,000 in 2000.

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

--------------------------------------------------------------------------------

are based on the employee's years of service and the highest average monthly salary during any 60 consecutive months of employment. The Company's funding policy is to contribute annually at least the minimum contribution required by ERISA.

    The following table sets forth the funded status of the Plan at December 31, 2002 and 2001:

                                              (in thousands)
                                          ----------------------
                                            2002          2001
                                          --------      --------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year   $26,830       $24,964
Service cost                                1,425         1,300
Interest cost                               1,732         1,610
Plan amendments                                31            --
Actuarial (gain) loss                      (4,206)          188
Benefits paid                              (1,889)       (1,232)
                                          -------       -------
Benefit obligation at end of year          23,923        26,830
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning
  of year                                  19,381        17,092
Actual return on plan assets                  (35)          171
Employer contribution                          --         3,497
Benefits paid                              (1,889)       (1,232)
Administrative expenses                      (159)         (147)
                                          -------       -------
Fair value of plan assets at end of year   17,298        19,381
Projected benefit obligation in excess
  of Plan assets                            6,625         7,449
Unrecognized actuarial loss                (2,747)       (5,297)
Unrecognized prior service cost              (726)         (785)
Unrecognized transition asset                 264           352
                                          -------       -------
Accrued pension liability                 $ 3,416       $ 1,719
                                          =======       =======

    The Plan's assets include equity and fixed income securities, short-term investments and cash.

    Assumptions used to develop the pension costs were:

                                          2002          2001          2000
                                        --------      --------      --------
Discount rate                             6.75%         6.75%         7.00%
Expected return on plan assets            8.50%         8.50%         8.50%
Rate of compensation increase             3.00%         4.00%         4.00%

    The Company's pension cost for the Plan was computed as follows:

                                             (in thousands)
                                     ------------------------------
                                       2002       2001       2000
                                     --------   --------   --------
Service cost                          $1,425     $1,300     $1,240
Interest cost                          1,732      1,610      1,572
Expected return on plan assets        (1,684)    (1,503)    (1,688)
Amortization of prior service cost        90         88         88
Amortization of transition asset         (88)       (88)       (88)
Recognized actuarial (gain) loss         223         69        (29)
                                      ------     ------     ------
Net periodic benefit cost             $1,698     $1,476     $1,095
                                      ======     ======     ======

SAVINGS PLAN

    The Company has an employee savings plan (the Savings Plan) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating U.S. employees may defer a portion of their pre-tax earnings up to the Internal Revenue Service annual contribution limit. All U.S. employees of the Company are eligible to participate in the Savings Plan. Participating employees may choose to invest their contributions in each one of nineteen mutual funds, which include equity funds, balanced funds and a money market fund. The Savings Plan does not provide for contributions by the Company. The Company does bear the cost of administering the Plan, which were $25,000, $25,000 and $27,000 for the years 2002, 2001 and 2000, respectively.

8. SEGMENT INFORMATION

    The Company has two reportable segments: Owned and Leased Hotels and Management Activities. The Owned and Leased Hotels segment consists of the operations of the Company's owned hotels in Boston (Cambridge) and Key Biscayne, and the operation of its leased property in New Orleans. Revenues for this segment are derived mainly from room, food and beverage, parking and telephone receipts from hotel guests. The Management Activities segment includes the operations of hotels and resorts under management agreements, and also includes fees from hotels to which the Company has granted licenses. Revenues from this segment are derived mainly from management, marketing, license and service fees charged to the third party owners of these properties. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. The segments' operating income or losses and pretax profit or losses are after giving effect to management, marketing and service fees to the Company's owned and leased properties. Segment data for the three years ended December 31, 2002 follows:

Year ended December 31, 2002

                                     (in thousands)
                        -----------------------------------------
                         Owned &
                         Leased      Management
                         Hotels      Activities     Consolidated
                        ---------   -------------   -------------
Revenues                $ 85,931       $ 4,200        $ 90,131
Operating income
  (loss) before
  depreciation and
  amortization expense    13,592        (3,027)         10,565
Depreciation and
  amortization            (7,839)         (450)         (8,289)
Interest income
  (expense), net          (6,201)          402          (5,799)
Other income                  --            10              10
                        --------       -------        --------
Segment pre-tax loss        (448)       (3,065)         (3,513)
Segment assets            89,967        28,483         118,450
Segment capital
  additions                6,666         1,417           8,083

Year ended December 31, 2001

                                     (in thousands)
                        -----------------------------------------
                         Owned &
                         Leased      Management
                         Hotels      Activities     Consolidated
                        ---------   -------------   -------------
Revenues                $ 89,274       $ 4,189        $ 93,463
Operating income
  (loss) before
  depreciation and
  amortization expense    13,069        (2,618)         10,451
Depreciation and
  amortization            (7,139)         (454)         (7,593)
Interest income
  (expense), net          (6,348)        1,237          (5,111)
Other income                 218            12             230
                        --------       -------        --------
Segment pre-tax loss        (200)       (1,823)         (2,023)
Segment assets            89,702        26,268         115,970
Segment capital
  additions               12,927           370          13,297

--------------------------------------------------------------------------------

Year ended December 31, 2000

                                     (in thousands)
                        -----------------------------------------
                         Owned &
                         Leased      Management
                         Hotels      Activities     Consolidated
                        ---------   -------------   -------------
Revenues                $ 97,938       $ 5,286        $103,224
Operating income
  (loss) before
  depreciation and
  amortization expense    20,001          (941)         19,060
Depreciation and
  amortization            (6,332)         (437)         (6,769)
Interest income
  (expense), net          (5,322)        1,483          (3,839)
Other income                 560            --             560
                        --------       -------        --------
Segment pre-tax profit     8,907           105           9,012
Segment assets            84,498        40,870         125,368
Segment capital
  additions               12,038           701          12,739

    Segment assets for Management Activities in the information above include cash held in corporate accounts, and loans to and receivables from properties under management and license agreements.

    Segment data by geographic area of the Company's revenues, operating income and long-lived assets follows:

                                     (in thousands)
                                        Revenues
                       -------------------------------------------
                         2002             2001             2000
                       --------         --------         ---------
United States          $87,938          $91,027          $ 99,784
Other                    2,193            2,436             3,440
                       -------          -------          --------
Consolidated           $90,131          $93,463          $103,224
                       =======          =======          ========

                                    Operating Income
                       -------------------------------------------
                         2002             2001             2000
                       --------         --------         ---------
United States          $   858          $ 1,516          $ 10,436
Other                    1,418            1,342             1,855
                       -------          -------          --------
Consolidated           $ 2,276          $ 2,858          $ 12,291
                       =======          =======          ========

                                    Long-lived Assets
                       -------------------------------------------
                         2002             2001             2000
                       --------         --------         ---------
United States          $82,329          $83,333          $ 77,635
Other                      842           11,796            12,156
                       -------          -------          --------
Consolidated           $83,171          $95,129          $ 89,791
                       =======          =======          ========

9. DISCONTINUED OPERATIONS

    In September 2002, the Company sold the Sonesta Beach Resort Anguilla. The sale price was $10,450,000 of which $2,200,000 was paid at closing, and the remaining $8,250,000 was paid in November 2002. The financial statements for all periods presented have been reclassified to present the operations and sale of the resort as a discontinued operation. Following is a summary of the loss reported on the sale of the resort, as well as the operating results for the years 2002, 2001 and 2000 (in thousands):

                                    2002       2001       2000
                                  --------   --------   --------
Sale price                        $10,450    $    --    $    --
Book value of assets sold         (11,245)        --         --
Costs and expenses, including
  commission to broker               (495)        --         --
                                  -------    -------    -------
Loss on sale of property before
  income tax benefit               (1,290)        --         --

Revenues from operations            2,545      4,750      3,810
Expenses                           (3,183)    (5,865)    (6,260)
Gain from casualty                     --        801      1,175
                                  -------    -------    -------
Loss from operations before
  income tax benefit                 (638)      (314)    (1,275)
Loss from discontinued
  operations, before income tax
  benefit                          (1,928)      (314)    (1,275)
Income tax benefit                   (655)      (107)      (433)
                                  -------    -------    -------
Loss from discontinued
  operations                      $(1,273)   $  (207)   $  (842)
                                  =======    =======    =======

--------------------------------------------------------------------------------

10. INCOME TAXES

    The table below allocates the Company's income tax expense (benefit) based upon the source of income:

                                                                                        (in thousands)
                                                                      2002                   2001                   2000
                                                              --------------------   --------------------   --------------------
                                                              Domestic    Foreign    Domestic    Foreign    Domestic    Foreign
                                                              ---------   --------   ---------   --------   ---------   --------
Income (loss) before income taxes                              $(4,876)    $1,363     $(3,457)    $1,434     $7,004      $2,008
                                                               =======     ======     =======     ======     ======      ======

Federal, foreign and state income tax provision (benefit):
  Current federal income tax (benefit)                         $(1,383)    $  (24)    $(1,299)    $  444     $  804      $  638
  State and foreign taxes, principally current                     326        260         380        103        435         229
  Deferred federal income tax (benefit)                           (367)       398          28         11      1,248        (131)
                                                               -------     ------     -------     ------     ------      ------
                                                               $(1,424)    $  634     $  (891)    $  558     $2,487      $  736
                                                               =======     ======     =======     ======     ======      ======

    A reconciliation of net tax expense (benefit) applicable to income before extraordinary items at the statutory rate follows:

                                                                                   (in thousands)
                                                                     ------------------------------------------
                                                                       2002             2001             2000
                                                                     --------         --------         --------
Expected provision (benefit) for taxes at statutory rate             $(1,194)          $(688)           $3,064
State income taxes, net of federal benefit                               215             251               287
Foreign income taxes, net of federal benefit                             172              68               (28)
Other                                                                     17              36              (100)
                                                                     -------           -----            ------
                                                                     $  (790)          $(333)           $3,223
                                                                     =======           =====            ======

    Deferred tax expense (benefits) result from temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes. The source of these differences and their tax effects are as follows:

                                                                                   (in thousands)
                                                                     ------------------------------------------
                                                                       2002             2001             2000
                                                                     --------         --------         --------
Tax depreciation more than book depreciation                          $1,284            $433            $  330
Alternative minimum tax and general business credits carried
  forward                                                             (1,203)             --                --
Pension contribution more (less) than pension expense                   (168)           (492)              826
Tax deductible interest in excess of interest expense                     --              --               198
Other temporary differences                                              118              98              (237)
                                                                      ------            ----            ------
                                                                      $   31            $ 39            $1,117
                                                                      ======            ====            ======

    Temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities that give rise to significant portions of deferred income taxes at December 31, 2002 and 2001 relate to the following:

                                                                          (in thousands)
                                                                     -------------------------
                                                                       2002             2001
                                                                     --------         --------
Current deferred tax asset
  Expenses accrued but deferred for tax purposes                      $  311           $  391
                                                                      ------           ------
Current deferred tax asset                                            $  311           $  391
                                                                      ======           ======
Long-term deferred tax liabilities (assets)
  Depreciation book tax difference                                    $7,555           $6,271
  Alternative minimum tax and general business credits
    carried forward                                                   (1,203)              --
  Pension expense in excess of contributions                            (748)            (580)
  Expenses accrued but deferred for tax purposes                         (38)            (101)
  Charitable contributions not currently deductible                     (146)            (136)
  State tax benefits of $900,000 ($790,000 in 2001) from net operating loss carry-forwards, net of valuation
    allowances                                                            --               --
  Other                                                                 (145)            (130)
                                                                      ------           ------
Deferred tax liability                                                $5,275           $5,324
                                                                      ======           ======

    At December 31, 2002, the Company had state net operating loss carry-forwards of approximately $13,100,000 for income tax purposes. Of the total carry-forwards available at December 31, 2002 approximately $600,000 expires in 2003, $2,100,000 expires in 2006, $3,300,000 expires in 2007,
$4,800,000 expires in 2008, $700,000 expires in 2017 and $1,600,000 expires in
2018. For financial reporting purposes, valuation allowances of $900,000 and $790,000 have been recognized at December 31, 2002 and 2001, respectively, to offset the deferred tax assets related to those carry-forwards.

    Unremitted foreign earnings on which no deferred taxes have been provided approximated $900,000 at December 31, 2002 and 2001. Deferred taxes of approximately $306,000 would have been provided had the earnings not been permanently invested overseas.

SONESTA INTERNATIONAL HOTELS CORPORATION
Executive Offices, 116 Huntington Avenue
Boston, Massachusetts 02116 (617) 421-5400 Fax 421-5402
--------------------------------------------------------------------------------

SONESTA DIRECTORS

George S. Abrams(2)
Winer & Abrams
Attorneys at Law

Vernon R. Alden(2)(3)
Director and Trustee of
several organizations

Joseph L. Bower(1)(2)(3)
PROFESSOR, Harvard
Business School

Paul Sonnabend(1)
CHAIRMAN OF THE EXECUTIVE
COMMITTEE and CHIEF FINANCIAL
OFFICER, Sonesta International
Hotels Corporation

Peter J. Sonnabend
VICE CHAIRMAN, GENERAL COUNSEL
& SECRETARY, Sonesta
International Hotels Corporation

Stephanie Sonnabend
PRESIDENT, Sonesta International
Hotels Corporation

Roger P. Sonnabend(1)
CHAIRMAN OF THE BOARD and
CHIEF EXECUTIVE OFFICER,
Sonesta International
Hotels Corporation

Stephen Sonnabend
SENIOR VICE PRESIDENT,
Sonesta International
Hotels Corporation

Jean C. Tempel(3)
MANAGING DIRECTOR
First Light Capital, LLC

(1)Member Executive Committee (2)Member Audit Committee (3)Member Compensation Committee
--------------------------------------------------------------------------------

SONESTA OFFICERS

Roger P. Sonnabend
CHAIRMAN OF THE BOARD
AND CHIEF EXECUTIVE OFFICER

Stephanie Sonnabend
PRESIDENT

Paul Sonnabend
CHAIRMAN OF THE EXECUTIVE COMMITTEE
AND CHIEF FINANCIAL OFFICER

Stephen Sonnabend
SENIOR VICE PRESIDENT

Carol C. Beggs
VICE PRESIDENT-TECHNOLOGY

Felix Madera
VICE PRESIDENT-INTERNATIONAL

Boy A. J. van Riel
VICE PRESIDENT AND TREASURER

Pete Koerner
VICE PRESIDENT-FACILITIES

Kathy S. Rowe
VICE PRESIDENT-FOOD & BEVERAGE

Jacqueline Sonnabend
EXECUTIVE VICE PRESIDENT

Peter J. Sonnabend
VICE CHAIRMAN,
GENERAL COUNSEL AND SECRETARY

Hans U. Wandfluh
VICE PRESIDENT

David Rakouskas
ASSISTANT SECRETARY
AND CORPORATE CONTROLLER

Karen K. Pettiford
ASSISTANT SECRETARY
AND LEGAL/FINANCIAL ADMINISTRATOR

--------------------------------------------------------------------------------
SONESTA HOTELS AND OTHER OPERATIONS

Royal Sonesta Hotel
Boston (Cambridge),
Massachusetts(1)

Royal Sonesta Hotel
New Orleans, Louisiana(1)

Sonesta Beach Resort
Key Biscayne, Florida(1)

Chateau Sonesta Hotel
New Orleans, Louisiana(2)

Sonesta Beach Resort
Southampton, Bermuda(2)

Sonesta Hotel & Suites
Coconut Grove
Miami, Florida(2)

Trump International Sonesta
Beach Resort Sunny Isles
Miami, Florida(2)

Sonesta Beach Resort
Sharm el Sheikh, Egypt(2)

Sonesta Club
Sharm el Sheikh, Egypt(2)

Sonesta Hotel
Cairo, Egypt(2)

Sonesta Hotel
Port Said, Egypt(2)

Sonesta Nile Goddess Cruise Ship
Cairo, Egypt(2)

Sonesta Sun Goddess Cruise Ship
Cairo, Egypt(2)

Sonesta Moon Goddess Cruise Ship
Cairo, Egypt(2)

Sonesta St. George Hotel
Luxor, Egypt(2)

Sonesta Resort & Country Club
Tuscany, Italy(3)

Sonesta Castello di Santa Maria Novella
Tuscany, Italy(3)

Sonesta Relais & Residences
Tuscany, Italy(3)

Sonesta Relais Villa Tavolese
Tuscany, Italy(3)

Sonesta Posada del Inca San Isidro
Lima, Peru(3)

Sonesta Posada del Inca
El Olivar
Lima, Peru(3)

Sonesta Posada del Inca
Yucay, Peru(3)

Sonesta Posada del Inca
Puno, Peru(3)

Sonesta Posada del Inca
Cuzco, Peru(3)

Sonesta Posada del Inca
Miraflores, Peru(3)

Sonesta Posada del Inca
Arequipa, Peru(3)

Sonesta Hotel Iberepuera
Sao Paulo, Brazil(3)
(Opening Spring 2003)

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

                                      249