Form 10-K, Exhibit 13
period 2003-12-31
SONESTA INTERNATIONAL HOTELS CORP
filed 2004-03-30
CIK 91741

TO OUR SHAREHOLDERS:
--------------------------------------------------------------------------------

    One of the advantages of longevity is perspective. Having been a public company since 1956, and having operated hotels for several years prior to that, we have seen the cycle of good economic times evolve into difficult times--then back to good times, many times. So while the past year, and the two years prior to it, have been disappointing business-wise, we understand that we are in the down part of the cycle, and that better times are ahead.

    A possible bellwether of better times is the performance of Sonesta Beach Resort Key Biscayne, which reported higher revenues and higher operating profits in 2003 than in 2002. The Resort's performance is particularly notable because the Miami area has experienced an explosion of new hotel rooms in recent years, which has put pressure on all hotels in attracting and retaining qualified employees, and in filling guestrooms at adequate rates.

    Among the new hotels in the Miami area are our Trump International Sonesta Beach Resort, in Sunny Isles Beach, which opened in April 2003, and Sonesta Hotel & Suites, in Coconut Grove, which opened in April 2002. Trump Sonesta Resort, a 388-room high-rise beach resort, is truly spectacular. It is difficult opening a new resort in a soft economy; we are confident, however, that this property will be a great success.

    Sonesta Hotel & Suites Coconut Grove completed its first full year in 2003. Coconut Grove is an important community in the Miami area, with a number of fine hotels. Sonesta Coconut Grove occupies the premier hotel site in the community, and we believe that, as business travel to Miami strengthens, the Hotel will do very well.

    Royal Sonesta Hotel New Orleans continues to lead the City in REVPAR (room revenue per available room) among competitive properties. In 2003, the Hotel continued its guestroom renovation program, and the Hotel recently was awarded the prestigious Four Diamond status by the American Automobile Association.

    All things considered, Chateau Sonesta Hotel New Orleans had a good year in 2003. The Hotel, which the Company operates under a management contract, has always provided its owner with sufficient cash flow to cover all of its obligations, including debt service, even during the past few difficult years.

    While Royal Sonesta Hotel Boston (Cambridge) continues to suffer from a fall-off in corporate business travel, 2003 presented a new challenge: A new luxury hotel opened directly across the street. While this will help lend visibility to the area where the Hotel is located in the long run, in the short term it has had a negative competitive impact on the Hotel's results.

    Sonesta Beach Resort Bermuda has been closed since last September, when Hurricane Fabian caused considerable damage to the property. The Resort's owner has developed exciting plans for a new resort property, including 285 hotel guestrooms, condominiums, villas, and a water park, and has committed to reopen the Resort this spring.

    We are pleased with the results reported by our five (5) hotels and three
(3) Nile River cruise vessels, in Egypt. With one exception, all of these operations reported higher profit levels in 2003 than in 2002. Corporate business remains strong at Sonesta Hotel Cairo, which completed a major lobby renovation. Sonesta St. George Hotel, in Luxor, was able to increase its revenues considerably, resulting in a significant improvement in profitability. Our resorts in Sharm el Sheikh: Sonesta Beach and Sonesta Club, were also successful in increasing their revenues; the owner of those properties continues to invest in improvements and new facilities. Sonesta Port Said, which performed reasonably well, in 2002, maintained its average rate and occupancy, in 2003, despite downward pressure in that market. Our Sonesta Sun Goddess cruise ship reported outstanding improvements in average rate and profitability, in 2003, while Sonesta Moon Goddess, which had an outstanding 2002, exceeded those results, in 2003. While Sonesta continues to operate Sonesta Nile Goddess, its operation has been dedicated to a European tour operator, so occupancy has increased, but at a lower average rate.

    Our franchised properties in Peru (7) and Tuscany (4) continue to represent the "Sonesta" brand well in those markets.

    The opening of the first Sonesta hotel in Brazil, expected in 2003, has been postponed until later this year. Sonesta Hotel Ibirapuera, in Sao Paulo, will be an outstanding addition to the Sonesta family.

    If you would like additional information about Sonesta hotels, resorts or cruises, please visit our web site at sonesta.com.

    We appreciate the continued interest and support of you, our shareholders, and of our hotel owners, guests, partners and employees.

[LOGO]

/s/ROGER P. SONNABEND
Executive Chairman of the Board

[LOGO]

/s/PETER J. SONNABEND
Chief Executive Officer and Vice Chairman

[LOGO]

/s/STEPHANIE SONNABEND
Chief Executive Officer and President

March 9, 2004

SONESTA INTERNATIONAL HOTELS CORPORATION
5-YEAR SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

(In thousands except for per share data)

                                                       2003           2002          2001          2000          1999
                                                     ---------      --------      --------      --------      --------
Revenues.......................................      $ 84,896       $ 90,131      $ 93,463      $103,224      $ 97,106
Operating income (loss)........................        (1,191)         2,276         2,858        12,291        11,033
Net interest expense...........................        (5,836)        (5,799)       (5,111)       (4,270)       (3,403)
Other..........................................           630             10           230           560         3,913(1)
                                                     --------       --------      --------      --------      --------
Income (loss) from continuing operations before
  income taxes.................................        (6,397)        (3,513)       (2,023)        8,581        11,543
Income tax provision (benefit).................            34           (790)         (333)        3,066         4,141
                                                     --------       --------      --------      --------      --------
Income (loss) from continuing operations.......        (6,431)        (2,723)       (1,690)        5,515         7,402

Discontinued operations:
  Loss from operations and sale of discontinued
    hotel......................................            --         (1,928)         (314)       (1,275)       (1,620)
  Income tax benefit...........................            --           (655)         (107)         (433)         (551)
                                                     --------       --------      --------      --------      --------
Loss from discontinued operations..............            --         (1,273)         (207)         (842)       (1,069)
                                                     --------       --------      --------      --------      --------
Net income (loss)..............................      $ (6,431)      $ (3,996)     $ (1,897)     $  4,673      $  6,333
                                                     ========       ========      ========      ========      ========

Basic and diluted profit (loss) per share of
  common stock:
Continuing operations..........................      $  (1.74)      $   (.74)     $   (.45)     $   1.49      $   1.88
Discontinued operations........................            --           (.34)         (.06)         (.23)         (.27)
                                                     --------       --------      --------      --------      --------
Net income (loss)..............................      $  (1.74)      $  (1.08)     $   (.51)     $   1.26      $   1.61
                                                     ========       ========      ========      ========      ========
Cash dividends declared........................      $    .05       $    .20      $    .20      $    .20      $    .18
                                                     ========       ========      ========      ========      ========
Net property and equipment.....................      $ 80,849       $ 83,171      $ 95,129      $ 89,791      $ 84,202
Total assets...................................       110,119        118,450       128,817       138,313       107,518
Long-term debt including currently payable
  portion......................................        69,311         70,043        75,262        77,010        50,329
Redeemable preferred stock.....................            --             --            --           294           294
Common stockholders' equity....................        15,866         22,482        27,218        29,927        26,088
Common stockholders' equity per share..........          4.29           6.08          7.36          8.08          7.02
Total revenues including hotels operated under
  management contracts.........................       150,496        149,558       154,652       179,697       173,398
Common shares outstanding at end of year.......         3,698          3,698         3,698         3,705         3,715

(1) Includes non-recurring income of $3,875.

Market price data for the Company's
common stock showing high and low prices by quarter for each of the last two years is as follows:

                                                                                   NASDAQ QUOTATIONS
                                                          --------------------------------------------------------------------
                                                                      2003                                    2002
                                                          ----------------------------            ----------------------------
                                                            HIGH                LOW                 HIGH                LOW
                                                          --------            --------            --------            --------
First.........................................             $5.25               $3.41               $ 6.30              $5.25
Second........................................              5.30                3.51                 9.00               5.02
Third.........................................              5.03                4.26                 6.30               4.42
Fourth........................................              5.03                4.00                 5.18               4.00

The Company's common stock trades on the NASDAQ Stock Market under the symbol SNSTA. As of February 25, 2004 there were 479 holders of record of the Company's common stock.

A copy of the Company's Form 10-K Report, which is filed annually with the Securities and Exchange Commission, is available to stockholders. Requests should be sent to the Office of the Secretary at the Company's Executive Office.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------

    The Company's consolidated financial statements include the revenues, expenses, assets and liabilities of the Royal Sonesta Hotel Boston (Cambridge), Royal Sonesta Hotel New Orleans, and the Sonesta Beach Resort Key Biscayne. The Boston (Cambridge) and Key Biscayne properties are owned by the Company, and the New Orleans hotel is operated under a long-term lease. The financial statements also include the revenues and expenses from the management of properties located in the United States, Bermuda and Egypt. In September 2002, the Company sold the Sonesta Beach Resort Anguilla (see Note 9--Discontinued Operations). The following revenues and results from operations for the 2002 and 2001 periods have been reclassified to present the operations of the Anguilla resort as a discontinued operation.

RESULTS OF OPERATIONS

    In 2003, the Company recorded a net loss from continuing operations of $6,431,000, or $(1.74) per share, compared to a net loss from continuing operations of $2,723,000, or $(0.74) per share, in 2002.

    The Company's 2003 results continued to be affected by lower demand and by reduced business travel, in particular. Discounted room rates due to intense competition for available business have resulted in decreases in room revenue per available room ("REVPAR"), in particular at the Company's Royal Sonesta Hotel Boston (Cambridge) and Royal Sonesta Hotel New Orleans, resulting in lower revenues and operating profits during 2003 compared to 2002. Royal Sonesta Hotel Boston (Cambridge) experienced a decrease in revenues of 15% during 2003 compared to 2002. The Company's 2003 results were also affected by an $800,000 expense incurred to fund operating losses at Sonesta Hotel & Suites Coconut Grove, and by a provision for costs and expenses of $847,000 related to the arbitration of a dispute with the owner of a managed hotel (see Note 10--Legal Proceedings).

REVENUES

                                            TOTAL REVENUES
                                            (in thousands)
                               -----------------------------------------
                                NO. OF
                                ROOMS       2003       2002       2001
                               --------   --------   --------   --------
Sonesta Beach Resort Key
  Biscayne                       300      $26,587    $25,477    $26,144
Royal Sonesta Hotel Boston
  (Cambridge)                    400       21,622     25,500     26,831
Royal Sonesta Hotel New
  Orleans                        500       33,210     34,954     36,299
Management and service fees
  and other revenues                        3,477      4,200      4,189
                                          -------    -------    -------
TOTAL REVENUES                            $84,896    $90,131    $93,463
                                          =======    =======    =======

    2003 VERSUS 2002: Total revenues in 2003 were $84,896,000 compared to $90,131,000 in 2002, a decrease of $5,235,000, or 6%. This decrease was primarily due to a $3,878,000 decrease in revenues at Royal Sonesta Hotel Boston (Cambridge). Business in Boston, in general, continued to decline in 2003, primarily because of reduced business travel. In addition, results at Royal Sonesta Hotel Boston (Cambridge) were impacted by competition from a new hotel which opened in the immediate vicinity in the spring of 2003. A more detailed discussion of the revenues by hotel, and of our management income, follows.

    Sonesta Beach Resort Key Biscayne reported a 4% increase in revenues during 2003 compared to 2002. Room revenues per available room ("REVPAR") increased by 5% in 2003 compared to last year, due to an increase in occupancy. Food and beverage revenues, and revenues from other sources increased by 4% compared to 2003, due to the higher occupancy levels. The increase in occupancy was mainly from increased group and convention business. Revenues in 2003 at Royal Sonesta Hotel Boston (Cambridge) decreased by $3,878,000, or 15% compared to 2002. Room revenues decreased by $3,251,000 due to a 20% decrease in REVPAR, caused both by lower occupancies and average rates achieved. Food and beverage revenues, and revenues from other sources, such as telephone and parking, decreased by 6% due to the lower occupancy levels. Competition from a newly built hotel that opened nearby in early 2003, as well as reduced business travel contributed to the decline in revenues. Revenues at Royal Sonesta Hotel New Orleans declined in 2003 due to competitive rate pressure, and a lower number of city-wide conventions in New Orleans. Total revenues for 2003 decreased by $1,744,000 to $33,210,000, a 5% decline. Room revenues decreased by $1,596,000 due to a 7% decrease in REVPAR, due to lower average rates. Because occupancy levels remained stable, revenues from other sources, including food and beverage, remained virtually the same in 2003 compared to 2002. Income from management activities decreased by $723,000 during 2003 compared to 2002. This decrease was primarily due to lower license fees of $243,000 from Aruba following the expiration of the license agreement for the hotel in 2002, and lower fee income of $358,000 from Chateau Sonesta New Orleans, because the hotel's 2003 profit levels were insufficient for Sonesta to earn incentive fees. In addition, the Company earned lower management income of $131,000 from Sonesta Beach Resort Bermuda, which closed for repairs following storm damage sustained in September 2003.

    2002 VERSUS 2001: Total revenues in 2002 were $90,131,000 compared to $93,463,000 in 2001, a decrease of approximately $3,332,000. Revenues decreased in all three of the Company's owned and leased hotels, as travel declined in 2002 following the events of September 11, 2001, and due to the economic recession. Declines in business travel, in particular,

--------------------------------------------------------------------------------

affected the Company's hotels. A detailed discussion of the revenues by hotel, and of our management income, follows.

    Revenues at Sonesta Beach Resort Key Biscayne decreased by $667,000 to $25,477,000 in 2002. Room revenues decreased by $1,340,000 compared to 2001, due to a 7% decrease in room revenue per available room ("REVPAR"), which was entirely due to a decrease in average room rate achieved. The decrease in room revenue was partially offset by an increase in other revenues of $673,000, which included increased food and beverage revenues and higher revenues from other guest services. Revenues at Royal Sonesta Hotel Boston (Cambridge) decreased by $1,331,000, from $26,831,000 in 2001 to $25,500,000 in 2002. This was primarily due to a 4.5% decrease in room revenues and a 6% decrease in food and beverage revenues. The hotel's occupancy increased slightly in 2002 compared to 2001, but intense competition for available business caused the hotel's average room rate to decline by 8%. Royal Sonesta Hotel New Orleans recorded 2002 total revenues of $34,954,000, a 4% decrease compared to 2001 revenues of $36,299,000. The $1,345,000 decline in revenues was entirely due to a 5% REVPAR decrease because of lower occupancy in 2002 compared to 2001. Revenues from management activities in 2002 were $4,200,000, virtually unchanged from 2001 revenues of $4,189,000.

OPERATING INCOME

                                          OPERATING INCOME /
                                                (LOSS)
                                            (in thousands)
                                    ------------------------------
                                      2003       2002       2001
                                    --------   --------   --------
Sonesta Beach Resort Key Biscayne   $   386    $  (541)   $(1,442)
Royal Sonesta Hotel Boston
  (Cambridge)                           189      2,884      3,206
Royal Sonesta Hotel New Orleans       2,994      3,409      4,166
                                    -------    -------    -------
Operating income from hotels after
  management and service fees         3,569      5,752      5,930
Management activities and other      (4,760)    (3,476)    (3,072)
                                    -------    -------    -------
Operating income (loss)             $(1,191)   $ 2,276    $ 2,858
                                    =======    =======    =======

    2003 VERSUS 2002: The Company reported an operating loss of $1,191,000 in 2003, compared to operating income of $2,276,000 in 2002. The main reason for this $3,467,000 decrease was the decline in operating income at Royal Sonesta Hotel Boston (Cambridge) of $2,695,000 due to the large revenue loss at this location. In addition, the 2003 loss from management activities included a provision for costs and expenses of $847,000 related to the arbitration of a dispute with the owner of a managed hotel (see Note 10-Legal Proceedings). A more detailed explanation of the changes in income by hotel, as well as for the Company's management activities, follows.

    Sonesta Beach Resort Key Biscayne posted a $927,000 increase in operating income during 2003 compared to 2002. Revenue increases of $1,110,000 were partially offset by a very slight increase in overall expenses of $183,000 (less than a 1% increase). This increase consisted primarily of an increase in cost and operating expenses of $599,000, partially offset by decreases in advertising expense and a decrease in real estate tax expense of $310,000 due to a refund obtained for 2002. Royal Sonesta Hotel Boston (Cambridge) reported operating income of $189,000 during 2003, compared to operating income of $2,884,000 in 2002, a decrease of $2,695,000. Decreased revenues of $3,878,000 were partially offset by a decrease in expenses of $1,183,000, or 5%, mainly due to lower cost and operating expenses, and lower real estate taxes. Operating income at Royal Sonesta New Orleans decreased by $415,000, from $3,409,000 in 2002 to $2,994,000 in 2003. Decreases in revenues of $1,744,000 were for the most part offset by decreased operating expenses of $1,329,000. This decrease consisted mainly of lower cost and operating expenses of $801,000, and lower maintenance expense of $408,000. Operating losses from management activities, which are computed after giving effect to management, marketing and service fees to owned and leased hotels, increased from $3,476,000 in 2002 to $4,760,000 in 2003. Revenues from management activities decreased by $723,000 and fee income from owned and leased hotels decreased by $201,000. Expenses related to these activities increased by $360,000. This increase resulted from a provision of $847,000 for costs and expenses related to the arbitration of a dispute with the owner of a managed hotel, partially offset by decreased corporate costs, primarily in corporate marketing expense. Also included in expenses in 2003 was $800,000 ($950,000 in 2002) for net operating losses from Sonesta Hotel & Suites Coconut Grove from the hotel's opening, in April 2002, through December 31, 2003. Under its management agreement for this hotel, the Company is obligated to fund these losses.

    2002 VERSUS 2001: Operating income in 2002 was $2,276,000, compared to $2,858,000 in 2001, a decrease of $582,000. Decreased income at Royal Sonesta Hotel New Orleans was only partially offset by a reduced operating loss of Sonesta Beach Resort Key Biscayne. The operating loss from management activities increased as a result of a $950,000 expense in 2002 for the Company's contribution towards the operating losses of Sonesta Hotel & Suites Coconut Grove. A more detailed explanation of the operating income at each of the hotels, as well as the Company's management activities, follows.

    Sonesta Beach Resort Key Biscayne reported a 2002 operating loss of $541,000 compared to an operating loss in 2001 of $1,442,000, an improvement of $901,000. Revenues decreased by $667,000 in 2002

--------------------------------------------------------------------------------

compared to 2001, but expenses decreased by $1,568,000 in 2002, a 6% decrease compared to 2001. Substantial decreases in costs and operating expenses, administrative and general and rental expenses offset an increase in depreciation expense of $494,000 following major improvements and refurbishments to the hotel in recent years. Royal Sonesta Hotel Boston (Cambridge) recorded operating income during 2002 of $2,884,000 compared to $3,206,000 in 2001, a decrease of $322,000. Decreases in revenues of $1,331,000 were partially offset by decreases in expenses in 2002 of $1,009,000, or 4%. This decrease resulted mainly from savings in costs and operating expenses, administrative and general, and repairs and maintenance expenses. Royal Sonesta Hotel New Orleans reported 2002 operating income of $3,409,000, a $757,000 decrease compared to 2001 operating income of $4,166,000. Decreases in revenues of $1,345,000 were partially offset by decreased expenses of $588,000. The decrease in expenses was mainly due to lower rent expense in 2002 compared to the previous year because of lower operating profits. Under its lease for the hotel, rent is based on a percentage of profits, as defined in the lease. Operating losses from management activities, which are computed after giving effect to management, marketing and service fees from owned and leased hotels, increased from $3,072,000 in 2001 to $3,476,000 in 2002. Revenues from these activities increased slightly by $11,000. Decreased corporate costs, in particular expenses related to development activities, were offset by an expense recorded in 2002 of $950,000, which represented the anticipated net operating loss for the first 12 months of operations of Sonesta Hotel & Suites Coconut Grove, which opened April 1, 2002. Under its management agreement for this hotel, the Company is obligated to fund operating losses.

OTHER INCOME AND DEDUCTIONS

    Interest expense decreased slightly in 2003 compared to 2002, and in 2002 compared to 2001, due to the lower principal balance of the mortgage loans for Royal Sonesta Hotel Boston (Cambridge) and Sonesta Beach Resort Key Biscayne.

    Interest income decreased from $460,000 in 2002 to $358,000 in 2003 due to a reduction in short-term investment income attributable to the Company's lower cash balances. Interest income in 2002 decreased by $842,000 compared to 2001, also due to a substantial decrease in short-term investment income. This was also because of the Company's lower cash balances, as well as the much lower rates of return during 2002 compared to 2001.

    The 2003 gain on sale of assets of $652,000 resulted primarily from the sale of a villa which the Company owned and operated adjacent to the Sonesta Beach Resort Key Biscayne.

    A gain on casualty of $213,000 in 2001 was related to a hail storm, which damaged the roof of the Royal Sonesta Hotel New Orleans in January 2000. The proceeds from insurance exceeded the book value of the assets destroyed.

FEDERAL, STATE AND FOREIGN INCOME TAXES

    The Company recorded a tax expense of $34,000 in 2003 despite its pre-tax loss of approximately $6.4 million. A valuation allowance was recorded against the 2003 federal income tax benefit since it is uncertain when the Company will realize a future benefit for the losses incurred in 2003. The Company provided for state taxes on its income from Royal Sonesta Hotel New Orleans, and foreign taxes primarily on the Company's management income from its Egyptian operations. This provision was reduced by the reversal of a general provision for federal taxes which carried forward from previous years.

    The income tax benefit in 2002 and 2001 was lower than the statutory rate primarily because of state taxes payable on the Company's income from Royal Sonesta New Orleans, and because of foreign taxes provided on the Company's management income from its Egyptian operations.

LIQUIDITY AND CAPITAL RESOURCES

    The Company had cash and cash equivalents of approximately $4,327,000 at December 31, 2003. In addition, the Company has $5,000,000 available under two credit lines. A $2,000,000 line of credit will expire December 31, 2004. This line bears interest at the prime rate (4% at December 31, 2003). The terms of the line require the bank's approval for additional borrowings by the Company, restrict dividends, and require that no amounts are outstanding under the line during the two consecutive months of November and December. A subsidiary of the Company has a $3,000,000 line of credit, which expires on February 28, 2005. The loan is secured by a mortgage on the Company's leasehold interest in the Royal Sonesta Hotel New Orleans, and by a Company guaranty. The terms of the line require a certain minimum level of income, a minimum net worth and a maximum defined debt to net worth ratio for Royal Sonesta Hotel New Orleans. The interest rate is LIBOR plus 3% (4.1% at December 31, 2003), and the commitment fee on the unused portion of the line is 0.65% per annum.

    The Company operates the Sonesta Hotel & Suites Coconut Grove, Miami, which is a condominium hotel that opened in April 2002. The Company loaned $5,000,000 during 2002 and 2001 to the hotel's owner to fund part of the project costs, and for pre-opening costs and working capital (see also Note 3--Long Term Receivables and Advances). Under its agreements, the Company is committed to fund net operating losses,

--------------------------------------------------------------------------------

and to provide the hotel's owner with a minimum annual return of $500,000 starting April 1, 2003. During 2003 and 2002, the Company contributed $1,750,000 to fund hotel losses and, in addition, provided $156,000 for working capital. The $156,000 is included in prepaid and other current assets at December 31, 2003, and the Company recorded an expense for the operating losses of $800,000 and $950,000 in 2003 and 2002, respectively. The Company has not accrued the minimum return due for 2003 of $375,000, as the Hotel's owner has agreed that payment of the 2003 minimum return will not be required at this time.

    The Company operates the Trump International Sonesta Beach Resort, a condominium hotel in Sunny Isles Beach, Florida. This hotel opened in April 2003. Under its agreements, the Company advanced funds for pre-opening costs and working capital. In addition, the Company contributes to the total cost for the hotel's non-guestroom furniture, fixtures and equipment ("FF&E") in excess of $3,000,000, and has guaranteed an equipment lease in the amount of $1,000,000. The Company has also agreed to purchase condominium units in the hotel. Under the same agreements, the Company committed to advance 50% of the hotel's net operating losses for the period from the opening of the hotel until November 1, 2004. After November 1, 2004 the Company is committed to advance funds for operating losses and to provide the hotel's owner with an annual minimum return of $800,000. Amounts advanced for losses and minimum return payments, as well as amounts advanced for pre-opening costs, are subject to repayment out of excess profits in subsequent years. The Company and the hotel's owner are in dispute regarding two contract provisions. The first pertains to the amount of the Company's contribution to the hotel's FF&E, and the second issue pertains to the amount of the contribution by the condominium association (which is controlled by the hotel's owner) to the condominium hotel's operating expenses. The Company's cash commitment, excluding funds for its share of the hotel's losses, is approximately $5,572,000, of which $4,538,000 was funded at December 31, 2003. The remaining $1,034,000 consists of a $315,000 liability towards the cost of the excess FF&E, which the Company estimates at $2,000,000, and $719,000 for a contract to acquire two condominium units in the hotel. The Company has refused to fund these amounts, and to complete the purchase of the two units, until the hotel owner has funded its share of the losses, and the condominium association's share of the operating expenses of the condominium hotel. In addition to the $4,538,000, the Company advanced $2,675,000 at December 31, 2003, of which $1,172,000 is owed by the hotel owner for its share of the hotel's losses and for the condominium association's share of the condominium hotel operating expenses. The remaining $1,503,000 represents the Company's advances for its share of the losses. The Company expects to recover part of the $2,675,000 in 2004 out of rents due to the hotel owner on unsold condominium units, and from the owner's share of the profits during the first quarter of 2004.

    The Company sold Sonesta Beach Resort Anguilla in September 2002 for $10,450,000. Net proceeds, before taxes, were $5,739,000, after payment of the remaining balance of $4,216,000 of the mortgage loan which encumbered the resort, and after payment of commissions and expenses related to the sale of $495,000.

    The Company contributed $1,262,000 and $3,496,000 to its Pension Plan in the years 2003 and 2001, respectively.

    During 2001, the Company redeemed its 5% Cumulative Preferred Stock at the redemption price of $27.50 per share, for a total of $294,000.

    Company management believes that its present cash balances and available credit lines will be adequate to meet its cash requirements for 2004 and for the foreseeable future, for the following reasons:

    - It has reduced capital expenditure budgets in 2004.

    - Effective January 1, 2004, it has restructured its mortgage debt obligations for Royal Sonesta Hotel Boston (Cambridge) and Sonesta Beach Resort Key Biscayne, which will sharply reduce debt service payments during the next four years (see also Note 4--Borrowing Arrangements).

    - It does not expect to increase its financial commitment to Trump International Sonesta Beach Resort in 2004.

    - It expects the increase in funding for Sonesta Hotel & Suites Coconut Grove to be modest (or none), based on the hotel's expected performance in 2004.

    - The Company has no major obligations for investments in hotel projects.

--------------------------------------------------------------------------------

    As of December 31, 2003, the Company's contractual obligations (in thousands) were as follows:

                                                                                YEAR
                                                --------------------------------------------------------------------
                                                  2004           2005           2006           2007           2008
                                                --------       --------       --------       --------       --------
Long-Term debt obligations...............        $  --          $   --         $   --         $   --         $1,442
Operating leases.........................          669             668            642            581            530
                                                 -----          ------         ------         ------         ------
  Total..................................        $ 669          $  668         $  642         $  581         $1,972


                                           Thereafter        Total
                                           ----------       --------
Long-Term debt obligations...............   $67,869         $69,311
Operating leases.........................     1,834           4,924
                                            -------         -------
  Total..................................   $69,703         $74,235

    The Company's hotels have certain purchase obligations, primarily for maintenance and service contracts. These are not included in the above obligations since the amounts committed are not material, and because the majority of these contracts may be terminated on relatively short notice.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

    The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates and assumptions. The Company believes that of its significant accounting policies, the following may involve a higher degree of judgment and complexity.

    - Revenue recognition--a substantial portion of our revenues result from the operations of our owned and leased hotels. These revenues are recognized at the time that lodging and other hotel services are provided to our guests. Many of our guests settle their accounts with credit cards, so that actual receipt of revenues is delayed until payment is received from the credit card companies, which typically is within 3 days after departure. Other revenues, principally those relating to groups using lodging and banquet facilities, are billed directly to the customers. These revenues are subject to credit risk, which the Company manages by establishing allowances for uncollectible accounts. If management establishes allowances for uncollectible accounts that are insufficient, it will overstate income, and this will result in increases in allowances for uncollectible accounts in future periods.

    - Impairment of long lived assets--the Company monitors the carrying value of its owned properties from the perspective of accounting rules relating to impairment. A requirement to assess impairment would be triggered by so called "impairment indicators". For us, these might include low rates of occupancy, operating costs in excess of revenues, or maturing mortgages for which there were no suitable refinancing options. Impairment also needs to be considered with respect to costs incurred for new hotel investments or development opportunities that are under study. The Company monitors these costs on a quarterly basis and if a pending project is no longer considered to be viable, the cost is charged against income. If the Company misjudges the impairment indicators, it may result in the Company failing to record an impairment charge, or recording a charge which may be inaccurate.

    - Pension Benefits--the Company continues to maintain a defined benefit plan for eligible employees. Costs and liabilities are developed from actuarial valuations. In these valuations are assumptions relating to discount rates, expected return on assets, employee turnover, and future wage increases. Differences between assumed amounts and actual performance will impact reported amounts for the Company's pension expense, as well as the liability for future pension benefits.

    - Sonesta Hotel & Suites Coconut Grove--the Company operates a condominium hotel under a management agreement, under which it is committed to fund net operating losses, and provide the owner with minimum annual returns of $500,000 beginning as of April 1, 2003. The owner has agreed that payment of the minimum return attributable to the partial year 2003 will not be required at this time. Under its agreements, the Company is entitled to management and marketing fees based on revenues, and incentive fees based on profits. In case the aforementioned annual minimum returns are not met, the Company's policy is to eliminate management and marketing fees from its revenues. If the amounts of the shortfall exceeds the fee income, the Company will book the additional amounts as an administrative and general expense, based on its most current projections. Amounts advanced for seasonal losses and for working capital (which the Company is obligated to provide) will be included in prepaid expenses and other current assets on the Company's balance sheets.

    - Trump International Sonesta Beach Resort--the Company operates a condominium hotel in Sunny Isles Beach, Florida, which opened in April 2003. Under the management agreement, the Company is entitled to management and marketing fees based on the hotel's revenues,

--------------------------------------------------------------------------------

      and incentive fees based on the hotel's net operating income. The Company is obligated to advance funds to provide a minimum annual return of $800,000 to the hotel's owner, starting as of November 1, 2004. From the opening in April 2003 until November 1, 2004, the Company is obligated to advance 50% of any net operating losses. Amounts advanced under these obligations are subject to repayment, without interest, out of future profits in excess of the aforementioned minimum return. If the minimum returns are not earned, the Company will eliminate the fee income earned from the property from its revenues. If the amounts of the shortfalls exceed the total fee income, the Company will reflect such excess amounts as long-term receivables and advances on its balance sheet. The Company also provides, as a non-interest bearing advance, funds for working capital and pre-opening expenses, which it can recover out of the future excess profits. These amounts are also included in long-term receivables and advances. Lastly, the Company has invested in the furniture, fixtures and equipment of the non-guestroom areas of the hotel, an amount of $2 million. This is recorded as an other long-term asset, and is being amortized over the 10-year initial term of the management agreement.

QUANTITATIVE AND QUALITATIVE DISCLOSURE OF MARKET RISK

    The Company is exposed to market risk from changes in interest rates. The Company uses fixed rate debt to finance the ownership of its properties. The table that follows summarizes the Company's fixed rate debt obligations outstanding at December 31, 2003. This information should be read in conjunction with Note 4--Borrowing Arrangements.

    Short and Long Term Debt (in thousands) maturing in:

                                                                 YEAR
                                 --------------------------------------------------------------------
                                   2004           2005           2006           2007           2008         Thereafter
                                 --------       --------       --------       --------       --------       ----------
Fixed rate................        $  --          $   --         $   --         $   --         $1,442         $67,869
Average interest rate.....         8.6%            8.6%           8.6%           8.6%           8.6%            8.6%


                             Total         Fair Value
                            --------       ----------
Fixed rate................  $$69,311        $$72,418
Average interest rate.....

--------------------------------------------------------------------------------

SELECTED QUARTERLY FINANCIAL DATA

    Selected quarterly financial information for the years ended December 31, 2003 and 2002 is as follows:

                                                                    (in thousands except for per share data)
                                                                                      2003
                                                              -----------------------------------------------------
                                                                1st            2nd            3rd            4th
                                                              --------       --------       --------       --------
Revenues....................................................  $23,684        $21,755        $17,655        $21,802
Operating income (loss).....................................    1,021           (268)        (1,134)          (810)
Net loss....................................................     (345)        (1,267)        (1,804)        (3,015)
Net loss per share of common stock..........................  $ (0.09)       $ (0.35)       $ (0.48)       $ (0.82)

                                                                                      2002
                                                              -----------------------------------------------------
                                                                1st            2nd            3rd            4th
                                                              --------       --------       --------       --------
Revenues....................................................  $25,387        $24,403        $17,872        $22,469
Operating income (loss).....................................    2,240          2,178         (1,654)          (488)
Net income (loss) from continued operations.................      432            360         (2,195)        (1,320)
Net income (loss) from discontinued operations..............      116           (267)        (1,084)           (38)
                                                              -------        -------        -------        -------
Net income (loss)...........................................  $   548        $    93        $(3,279)       $(1,358)

Net income (loss) per share from continuing operations......  $  0.12        $  0.09        $ (0.59)       $ (0.36)
Net income (loss) per share from discontinued operations....     0.03          (0.07)         (0.29)         (0.01)
                                                              -------        -------        -------        -------
Net income (loss) per share of common stock.................  $  0.15        $  0.02        $ (0.88)       $ (0.37)

[Ernst & Young Letterhead]

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Sonesta International Hotels Corporation

    We have audited the accompanying consolidated balance sheets of Sonesta International Hotels Corporation as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sonesta International Hotels Corporation at December 31, 2003 and 2002 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

                                          /s/ ERNST & YOUNG

March 12, 2004

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

For the three years ended December 31, 2003
(in thousands except for per share data)

                                                                2003      2002      2001
                                                              --------   -------   -------
Revenues:
  Rooms.....................................................  $48,357    $52,644   $56,208
  Food and beverage.........................................   24,581     24,807    24,749
  Management, license and service fees......................    3,445      4,174     4,138
  Parking, telephone and other..............................    8,513      8,506     8,368
                                                              -------    -------   -------
                                                               84,896     90,131    93,463
                                                              -------    -------   -------
Costs and expenses:
  Costs and operating expenses..............................   39,395     40,326    41,907
  Advertising and promotion.................................    7,024      7,626     7,669
  Administrative and general................................   16,035     15,243    15,430
  Human resources...........................................    1,469      1,583     1,818
  Maintenance...............................................    5,902      6,338     6,660
  Rentals...................................................    5,778      5,866     6,967
  Property taxes............................................    1,914      2,584     2,561
  Depreciation and amortization.............................    8,570      8,289     7,593
                                                              -------    -------   -------
                                                               86,087     87,855    90,605
                                                              -------    -------   -------
Operating income (loss).....................................   (1,191)     2,276     2,858
                                                              -------    -------   -------

Other income (deductions):
  Interest expense..........................................   (6,194)    (6,259)   (6,413)
  Interest income...........................................      358        460     1,302
  Foreign exchange profit (loss)............................      (22)        10       (39)
  Gain on sales of assets...................................      652         --        56
  Gain from casualty........................................       --         --       213
                                                              -------    -------   -------
                                                               (5,206)    (5,789)   (4,881)
                                                              -------    -------   -------
Loss from continuing operations before income taxes.........   (6,397)    (3,513)   (2,023)
Income tax provision (benefit)..............................       34       (790)     (333)
                                                              -------    -------   -------
Loss from continuing operations.............................   (6,431)    (2,723)   (1,690)
Discontinued operations (Note 9):
  Loss from operations and sale of discontinued hotel.......       --     (1,928)     (314)
  Income tax benefit........................................       --       (655)     (107)
                                                              -------    -------   -------
Loss on discontinued operations.............................       --     (1,273)     (207)
                                                              -------    -------   -------
Net loss....................................................  $(6,431)   $(3,996)  $(1,897)
                                                              =======    =======   =======
Basic and diluted loss per share from:
  Continuing operations.....................................  $ (1.74)   $  (.74)  $  (.45)
  Discontinued operations...................................       --       (.34)     (.06)
                                                              -------    -------   -------
Net loss per share of common stock..........................  $ (1.74)   $ (1.08)  $  (.51)
                                                              =======    =======   =======

Dividends per common share..................................  $   .05    $   .20   $   .20
Dividends per preferred share...............................  $    --    $    --   $   .63
Weighted average shares outstanding.........................    3,698      3,698     3,700

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

December 31, 2003 and 2002
(in thousands)

                                                                2003        2002
                                                              ---------   --------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $  4,327    $ 12,675
  Accounts and notes receivable:
    Trade, less allowance of $221 ($241 in 2002) for
     doubtful accounts......................................     7,844       6,920
    Other, including current portion of long-term
     receivables and advances...............................       494         443
                                                              --------    --------
            Total accounts and notes receivable.............     8,338       7,363
Refundable income taxes.....................................        38       1,600
Current portion of deferred taxes...........................        --         311
Inventories.................................................     1,108       1,109
Prepaid expenses and other current assets...................     2,471       3,294
                                                              --------    --------
            Total current assets............................    16,282      26,352

LONG-TERM RECEIVABLES AND ADVANCES..........................    10,031       7,147

PROPERTY AND EQUIPMENT, AT COST:
  Land and land improvements................................     9,102       9,202
  Buildings.................................................    60,521      64,361
  Furniture and equipment...................................    42,428      41,168
  Leasehold improvements....................................     7,201       6,069
  Projects in progress......................................        60         367
                                                              --------    --------
                                                               119,312     121,167
  Less accumulated depreciation and amortization............    38,463      37,996
                                                              --------    --------
            Net property and equipment......................    80,849      83,171

OTHER LONG-TERM ASSETS......................................     2,957       1,780
                                                              --------    --------
                                                              $110,119    $118,450
                                                              ========    ========

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------

                                                                2003        2002
                                                              ---------   --------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt.........................  $     --    $    946
  Accounts payable..........................................     3,403       4,199
  Advance deposits..........................................     2,972       3,352
  Federal, foreign and state income taxes...................       576         848
  Accrued liabilities:
    Salaries and wages......................................     1,629       1,860
    Rentals.................................................     5,025       5,000
    Interest................................................       297         543
    Pension and other employee benefits.....................       180       1,418
    Other...................................................     1,851       1,117
                                                              --------    --------
                                                                 8,982       9,938
                                                              --------    --------
            Total current liabilities.......................    15,933      19,283

LONG-TERM DEBT..............................................    69,311      69,097

DEFERRED FEDERAL AND STATE INCOME TAXES.....................     5,091       5,275

OTHER NON-CURRENT LIABILITIES...............................     3,918       2,313

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
  Common stock:
    Class A, $.80 par value
    Authorized--10,000 shares
    Issued--6,102 shares at stated value....................     4,882       4,882
  Retained earnings.........................................    23,037      29,653
  Treasury shares--2,404, at cost...........................   (12,053)    (12,053)
                                                              --------    --------
      Total stockholders' equity............................    15,866      22,482
                                                              --------    --------
                                                              $110,119    $118,450
                                                              ========    ========

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

For the three years ended December 31, 2003
(in thousands, except for per share date)

                                    COMMON               TREASURY
                                     STOCK                SHARES                                  TOTAL
                              -------------------   -------------------               ------------------------------
                               NO. OF                NO. OF               RETAINED    NO. OF SHARES   STOCKHOLDERS'
                               SHARES     AMOUNT     SHARES     AMOUNT    EARNINGS     OUTSTANDING        EQUITY
                              --------   --------   --------   --------   ---------   -------------   --------------
Balance January 1,
  2001......................   6,102      $4,882     (2,397)   $(11,988)  $ 37,033        3,705          $ 29,927
Purchase of 7,000
  shares....................      --          --         (7)        (65)        --           (7)              (65)
Cash dividends on common
  stock ($0.20 per share)...      --          --         --          --       (740)          --              (740)
Cash dividends on preferred
  stock ($0.63 per share)...      --          --         --          --         (7)          --                (7)
Net loss....................      --          --         --          --     (1,897)          --            (1,897)
                               -----      ------     ------    --------   --------       ------          --------
Balance December 31, 2001...   6,102       4,882     (2,404)    (12,053)    34,389        3,698            27,218
Cash dividends on common
  stock ($0.20 per share)...      --          --         --          --       (740)          --              (740)
Net loss....................      --          --         --          --     (3,996)          --            (3,996)
                               -----      ------     ------    --------   --------       ------          --------
Balance December 31, 2002...   6,102       4,882     (2,404)    (12,053)    29,653        3,698            22,482
Cash dividends on common
  stock ($0.05 per share)...      --          --         --          --       (185)          --              (185)
Net loss....................      --          --         --          --     (6,431)          --            (6,431)
                               -----      ------     ------    --------   --------       ------          --------
Balance December 31, 2003...   6,102      $4,882     (2,404)   $(12,053)  $ 23,037        3,698          $ 15,866
                               =====      ======     ======    ========   ========       ======          ========

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

For the three years ended December 31, 2003
(in thousands)

                                                                2003       2002       2001
                                                              --------   --------   --------
CASH PROVIDED (USED) BY OPERATING ACTIVITIES
  Net loss..................................................  $ (6,431)  $ (3,996)  $ (1,897)
  Items not (providing) requiring cash
    Pension expense.........................................     1,483      1,672      1,448
    Depreciation and amortization of property and
      equipment.............................................     8,420      8,289      7,593
    Other amortization......................................       240         90         96
    Deferred federal and state income tax provision.........       127         31         39
    Gain on sales of assets.................................      (652)        --        (56)
    Gain from casualty......................................        --         --       (213)
    Deferred interest income................................      (197)      (179)      (106)
    Deferred interest expense...............................       214         --         --
    Loss from discontinued operations.......................        --      1,928        314

  Changes in assets and liabilities
    Accounts and notes receivable...........................      (788)      (235)       512
    Refundable income taxes.................................     1,562       (101)    (1,499)
    Inventories.............................................         1        304        205
    Prepaid expenses and other..............................       823        670     (2,179)
    Accounts payable........................................      (742)       244     (1,340)
    Advance deposits........................................      (380)    (1,224)       395
    Federal, foreign and state income taxes.................      (272)      (121)       564
    Accrued liabilities.....................................      (835)      (912)    (5,574)
                                                              --------   --------   --------
      Cash provided (used) by operating activities..........     2,573      6,460     (1,698)

CASH PROVIDED (USED) BY INVESTING ACTIVITIES
    Proceeds from sales of assets...........................     1,078      9,955         71
    Proceeds from casualty insurance........................        --         --        213
    Proceeds from maturities of U.S. government debt
      securities............................................        --         --     10,313
    Expenditures for property and equipment.................    (6,524)    (8,083)   (13,297)
    New loans and advances..................................    (3,104)    (3,689)    (2,855)
    Payments received on long-term receivables and
      advances..............................................       348        337        505
    Net cash deficit from discontinued operations...........        --       (273)      (498)
    Other investments.......................................    (1,219)      (465)        --
                                                              --------   --------   --------
      Cash used by investing activities.....................    (9,421)    (2,218)    (5,548)

CASH USED BY FINANCING ACTIVITIES
    Scheduled payments on long-term debt....................      (945)      (867)    (1,242)
    Payments on long-term debt following sale of hotel......        --     (4,216)        --
    Redemption of preferred stock...........................        --         --       (294)
    Purchase of common stock................................        --         --        (65)
    Cash dividends paid.....................................      (555)      (740)      (747)
                                                              --------   --------   --------
      Cash used by financing activities.....................    (1,500)    (5,823)    (2,348)
                                                              --------   --------   --------

Net decrease in cash and cash equivalents...................    (8,348)    (1,581)    (9,594)
Cash and cash equivalents at beginning of year..............    12,675     14,256     23,850
                                                              --------   --------   --------
Cash and cash equivalents at end of year....................  $  4,327   $ 12,675   $ 14,256
                                                              ========   ========   ========

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

SONESTA INTERNATIONAL HOTELS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION:

    Sonesta International Hotels Corporation (the Company) is engaged in the operation of hotels in Boston (Cambridge), Massachusetts; New Orleans, Louisiana; and Key Biscayne, Florida. The Company also operates, under management agreements, hotels in Bermuda; Coconut Grove and Sunny Isles (Miami), Florida; New Orleans, Louisiana; and in Cairo, Sharm El Sheikh, Luxor, and Port Said, Egypt. The Company also manages three Nile River cruise ships in Egypt. Sonesta has granted licenses, for which it receives fees, for the use of its name for hotels in Peru and Italy.

    In September 2002, the Company sold the Sonesta Beach Resort Anguilla (see
Note 9--Discontinued Operations). The Company's revenues and results from operations for the 2002 and 2001 periods present the operations of the resort as a discontinued operation.

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

FOREIGN CURRENCY TRANSACTIONS:

    Assets and liabilities denominated in foreign currency are converted at end of year rates, and income and expense items are converted at weighted average rates during the period. The net result of such conversions is charged or credited to the statement of operations.

INVENTORIES:

    Merchandise and supplies are stated at the lower of cost (first-in/first-out method) or market.

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

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF:

    The carrying values of long-lived assets, which include property and equipment and intangibles, are evaluated periodically for impairment when impairment indicators are present. Future undiscounted cash flows of the underlying assets are compared to the assets' carrying values. Adjustments to fair value are made if the sum of expected future undiscounted cash flows are less than book value. To date, no adjustments for impairment have been made.

INCOME TAXES:

    Income taxes have been provided using the liability method. The Company and its United States subsidiaries file a consolidated federal income tax return. Where appropriate, federal and foreign income taxes are provided on earnings of foreign subsidiaries that are intended to be remitted to the parent company.

FAIR VALUE OF FINANCIAL INSTRUMENTS:

    The Company's financial instruments consist of cash and cash equivalents, accounts and notes receivable, accounts payable and long-term debt. With the exception of its long-term debt, the Company believes that the carrying value of its financial instruments approximates their fair values. The book balance at December 31, 2003 of the Company's long-term debt, which carries an interest rate of 8.6%, is $69,311,000. The Company estimates the fair value of this debt at approximately $72,418,000, based on current prevailing interest rates for similar mortgage debt.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS:

    In December 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 (R), "Consolidation of Variable Interest Entities" ("Interpretation 46") to clarify the conditions under which assets, liabilities and activities of another entity should be consolidated into the financial statements of a company. Interpretation 46 requires the consolidation of a variable interest entity by a company that bears the majority of the risk of loss from the variable interest entity's activities, is entitled to receive a majority of the variable interest entity's residual returns, or both. The Company is required to adopt the provisions of Interpretation 46 for variable interest entities created prior to January 31, 2003 during the first quarter of 2004. Management believes the management agreements with Trump International Sonesta Beach Resort Sunny Isles and Sonesta Hotel and Suites Coconut Grove may be variable interests. As discussed in Notes 2 and 6, under the terms of the management agreements, the Company is required to fund hotel operating losses and provide the hotel owners with a minimum return. The Company does not believe it bears the majority of the risk or loss from the variable interest entity's activities or is entitled to receive the majority of the variable interest entity's residual returns. Accordingly, the adoption of Interpretation 46 is not expected to have a material impact on the Company's overall financial position and results of operations.

    The Company adopted FASB Statement No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits", which was issued in December 2003. Statement 132 revises employer's disclosures about pension plans and other post-retirement benefit plans, and requires additional disclosures about the assets, obligations, cash

--------------------------------------------------------------------------------

flows and net periodic benefit costs of defined benefit pension plans and other defined post-retirement benefit plans.

USE OF ESTIMATES:

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION:

    Certain amounts in the 2001 and 2002 financial statements have been reclassified to conform to the 2003 presentation.

STATEMENT OF CASH FLOWS:

    Cash and cash equivalents consists of cash on hand and short-term, highly liquid investments with original maturities of less than 90 days, which are readily convertible into cash.

    Cash paid for interest in 2003, 2002 and 2001 was approximately $6,136,000, $6,366,000 and $6,718,000, respectively. Net cash refunded for income taxes in 2003 and 2002 was approximately $1,384,000 and $1,253,000. Cash paid for income taxes in 2001 was approximately $456,000.

2. OPERATIONS

    The Company operates the Sonesta Hotel & Suites Coconut Grove, Miami, which is a condominium hotel that opened in April 2002. The Company loaned $5,000,000 during 2002 and 2001 to the hotel's owner to fund part of the project costs, and for pre-opening costs and working capital (see also Note 3--Long Term Receivables and Advances). Under its agreements, the Company is committed to fund net operating losses, and to provide the hotel's owner with a minimum annual return of $500,000 starting April 1, 2003. During 2003 and 2002, the Company contributed $1,750,000 to fund hotel losses and, in addition, provided $156,000 for working capital. The $156,000 is included in prepaid and other current assets at December 31, 2003, and the Company recorded an expense for the operating losses of $800,000 and $950,000 in 2003 and 2002, respectively. The Company has not accrued the minimum return due for 2003 of $375,000, as the Hotel's owner has agreed that payment of the 2003 minimum return will not be required at this time.

    The Company operates the Trump International Sonesta Beach Resort, a condominium hotel in Sunny Isles Beach, Florida. This hotel opened in April 2003. Under its agreements, the Company advanced funds for pre-opening costs and working capital. In addition, the Company contributes to the total cost for the hotel's non-guestroom furniture, fixtures and equipment ("FF&E") in excess of $3,000,000, and has guaranteed an equipment lease in the amount of $1,000,000. The Company has also agreed to purchase condominium units in the hotel. Under the same agreements, the Company committed to advance 50% of the hotel's net operating losses for the period from the opening of the hotel until November 1, 2004. After November 1, 2004 the Company is committed to advance funds for operating losses and to provide the hotel's owner with an annual minimum return of $800,000. Amounts advanced for losses and minimum return payments, as well as amounts advanced for pre-opening costs, are subject to repayment out of excess profits in subsequent years. The Company and the hotel's owner are in dispute regarding two contract provisions. The first pertains to the amount of the Company's contribution to the hotel's FF&E, and the second issue pertains to the amount of the contribution by the condominium association (which is controlled by the hotel's owner) to the condominium hotel's operating expenses. The Company's cash commitment, excluding funds for its share of the hotel's losses, is approximately $5,572,000, of which $4,538,000 was funded at December 31, 2003. The remaining $1,034,000 consists of a $315,000 liability towards the cost of the excess FF&E, which the Company estimates at $2,000,000, and $719,000 for a contract to acquire two condominium units in the hotel. The Company has refused to fund these amounts, and to complete the purchase of the two units, until the hotel owner has funded its share of the losses, and the condominium association's share of the operating expenses of the condominium hotel. In addition to the $4,538,000, the Company advanced $2,675,000 at December 31, 2003, of which $1,172,000 is owed by the hotel owner for its share of the hotel's losses and for the condominium association's share of the condominium hotel operating expenses. The remaining $1,503,000 represents the Company's advances for its share of the losses. The Company expects to recover part of the $2,675,000 in 2004 out of rents due to the hotel owner on unsold condominium units, and from the owner's share of the profits during the first quarter of 2004.

    The owner of Chateau Sonesta Hotel New Orleans has initiated an arbitration to resolve a dispute regarding Sonesta's performance under its management agreement. The arbitration is currently on-going (see Note 10--Legal Proceedings). At December 31, 2003, the Company had paid expenses totaling $104,000, and had set up a provision for costs and expenses of $743,000.

    The Company reached agreements with its lender to restructure its mortgage debt on Royal Sonesta Hotel Boston (Cambridge) and Sonesta Beach Resort Key Biscayne (see Note 4--Borrowing Arrangements). The restructuring did not affect debt service payments during 2003, but will provide for lower interest payments, and the deferral of principal payments, starting January 1, 2004.

    The Company sold Sonesta Beach Resort Anguilla in September 2002 for $10,450,000. Net proceeds, before taxes, were $5,739,000, after payment of the remaining balance of $4,216,000 of the mortgage loan which encumbered the resort, and after payment of commissions and expenses related to the sale of $495,000.

    Gross revenues for hotels operated by the Company under management contracts, by geographic area, for the three years ended December 31, 2003, are summarized below:

                                    (in thousands)
                                     (unaudited)
                         ------------------------------------
                           2003             2002       2001
                         --------         --------   --------
United States            $26,296          $15,158    $12,855
Bermuda                   16,105           20,594     23,393
Egypt                     25,710           26,872     27,847
                         -------          -------    -------
                         $68,111          $62,624    $64,095
                         =======          =======    =======

--------------------------------------------------------------------------------

    Costs and operating expenses for owned and leased hotels for the three years ended December 31, 2003 are summarized below:

                                         (in thousands)
                              ------------------------------------
                                2003          2002          2001
                              --------      --------      --------
Direct departmental costs:
  Rooms                       $12,761       $13,516       $14,142
  Food and beverage            19,391        19,453        20,125
  Heat, light and power         2,975         2,861         3,153
  Other                         4,268         4,496         4,487
                              -------       -------       -------
                              $39,395       $40,326       $41,907
                              =======       =======       =======

    Direct departmental costs include payroll expense and related payroll burden, the cost of food and beverage consumed and other departmental costs.

    The Company experienced losses in 2003, 2002 and 2001 as a result of declines in business and leisure travel since September 2001. The Company has agreed with its lender to restructure the long term debt on Sonesta Beach Resort Key Biscayne and Royal Sonesta Hotel Boston (Cambridge). Under the terms of this restructuring, interest and principal payments will be reduced for a four year period starting on January 1, 2004. Management believes that the reduced principal and interest payments, combined with some or all of the Company's efforts to contain or reduce costs and its ability to borrow under its lines of credit will be sufficient for the Company to meet its working capital needs, operating expenses, rent and capital expenditures in the normal course of its business for the foreseeable future.

3. LONG-TERM RECEIVABLES AND ADVANCES

                                        (in thousands)
                                -------------------------------
                                 December 31,     December 31,
                                     2003             2002
                                --------------   --------------
Sharm El Sheikh, Egypt (a)         $   678           $  821
Sonesta Hotel & Suites Coconut
  Grove (b)                          5,483            5,285
Trump International Sonesta
  Beach Resort (c)                   3,900            1,003
Other                                  275              283
                                   -------           ------
  Total long-term receivables       10,336            7,392
  Less: current portion                305              245
                                   -------           ------
  Net long-term receivables        $10,031           $7,147
                                   =======           ======

(a) This loan, in the original amount of $1,000,000, was made in 1996 and 1997 to the owner of the Sonesta Beach Resort, Sharm El Sheikh. The loan bears interest at the prime rate (4% at December 31, 2003) and is adjusted semi-annually. Currently this loan is being repaid in 42 monthly installments and the maturity date is June 2006. The Company has agreed to loan the hotel's owner an additional $300,000 in 2004 to help finance the construction of additional hotel facilities, and once these amounts have been funded, the maturity date will be extended through October 2007.
(b) This loan is made to the owner of the Sonesta Hotel & Suites Coconut Grove, Miami, which opened in April 2002. The Company has loaned $4,000,000 to fund construction and furniture, fixtures and equipment ("FF&E") costs, and, in addition, has loaned $1,000,000 for pre-opening costs and working capital. The loan for construction and FF&E costs bears interest at the prime rate (4% at December 31, 2003) plus 0.75%. No interest is being charged on the loan for pre-opening costs. These loans will be repaid, the loan for pre-opening costs first, out of annual minimum return payments due to the owner of the hotel under the management agreement, and out of excess profits that would otherwise be available for distribution to the owner.

(c) This amount represents advances made to the owner of Trump International Sonesta Beach Resort Sunny Isles for pre-opening costs ($2,397,000) and for the Company's share of the losses of the resort from the opening in April 2003 through December 31, 2003 ($1,503,000). No interest will be charged on these advances, which will be repaid out of future available profits generated by the hotel.

4. BORROWING ARRANGEMENTS

CREDIT LINES

    The Company has a $2,000,000 line of credit, which expires December 31, 2004. This line bears interest at the prime rate (4% at December 31, 2003). The terms of the line require the bank's approval for additional borrowings by the Company, restrict dividends, and require that no amounts are outstanding under the line during the two consecutive months of November and December. No amounts were outstanding under this line of credit at December 31, 2003.

    A subsidiary of the Company has a $3,000,000 line of credit, which expires on February 28, 2005. The loan is secured by a mortgage on the Company's leasehold interest in the Royal Sonesta Hotel New Orleans, and by a Company guaranty. The terms of the line require a certain minimum level of income, a minimum net worth and a maximum defined debt to net worth ratio for Royal Sonesta Hotel New Orleans. The interest rate is LIBOR plus 3% (4.1% at December 31, 2003), and the commitment fee on the unused portion of the line is 0.65% per annum. No amounts were outstanding under this line of credit at December 31, 2003.

    During 2003, average short-term borrowings were $227,000 at average interest rates of 4.1%. The maximum amount of short-term borrowings during 2003 was $2,119,000. There were no short-term borrowings during 2002 and 2001.

LONG-TERM DEBT

                                           (in thousands)
                                   -------------------------------
                                    December 31,     December 31,
                                        2003             2002
                                   --------------   --------------
Charterhouse of Cambridge Trust
  and Sonesta of
  Massachusetts Inc.:
  First mortgage note (a)             $39,469          $39,886
Sonesta Beach Resort Limited
  Partnership:
  First mortgage note (b)              29,842           30,157
                                      -------          -------
                                       69,311           70,043
Less current portion of long-term
  debt                                     --              946
                                      -------          -------
Total long-term debt                  $69,311          $69,097
                                      =======          =======

(a) This loan is secured by a first mortgage on the Royal Sonesta Hotel Boston (Cambridge) property. This property is included in fixed assets at a net book value of $21,717,000 at December 31, 2003. The interest rate on this loan is 8.6% for the term of the loan. Amortization of the principal balance through December 2003 was based

--------------------------------------------------------------------------------

    on a 25 year schedule, and monthly payments of principal and interest were $332,911. The mortgage loan matures in July 2010, and prepayment of this loan is subject to early payment penalties, based on prevailing interest rates at the time of the prepayment. This mortgage loan, and the mortgage loan on Sonesta Beach Resort Key Biscayne (see (b), below) are provided by the same lender, and are cross-collateralized.
(b) This loan is secured by a first mortgage on the Sonesta Beach Resort Key Biscayne property. This property is included in fixed assets at a net book value of $41,621,000 at December 31, 2003. The interest rate on this loan is 8.6% for the term of the loan. Amortization of the principal balance through December 2003 was based on a 25 year schedule, and monthly payments of principal and interest were $251,713. The mortgage loan matures in July 2010, and prepayment of this loan is subject to early payment penalties, based on prevailing interest rates at the time of the prepayment. This mortgage loan, and the mortgage loan on Royal Sonesta Hotel Boston (Cambridge) (see (a), above) are provided by the same lender, and are cross-collateralized.

RESTRUCTURING OF LONG-TERM DEBT

    The Company and the Lender have agreed to restructure the mortgage loans for a four year period as of January 1, 2004, as follows: starting January 1, 2004, and through December 1, 2006, the Company is required to make payments of interest only at 5% per annum, and starting on January 1, 2007 and through December 1, 2007, the Company will be required to make payments of interest only at 8.6% per annum. Starting on January 1, 2008, payments will resume at the original amounts mentioned in (a) and (b) above. Interest will continue to accrue at 8.6%, and unpaid interest will be added to the principal balance of the loans at the end of each year. During each year of the restructuring, combined cash flow from the two hotels remaining after payment of interest is required to be paid into escrow, and may be used solely for the future payment of hotel expenses or capital expenditures, or to reduce the amount of the accrued and unpaid interest.

    Aggregate principal payments for the years subsequent to December 31, 2003, are as follows:

Year                   (in thousands)
----                   --------------
2004                      $    --
2005                           --
2006                           --
2007                           --
2008                        1,442
Thereafter                 67,869

5. STOCKHOLDERS' EQUITY

BASIC EARNINGS (LOSSES) PER SHARE

    As the Company has no dilutive securities, there is no difference between basic and diluted earnings per share of common stock. The following table sets forth the computation of basic earnings (losses) per share (in thousands, except for per share data):

                                     2003       2002       2001
                                   --------   --------   --------
Numerator:
  Loss from continuing operations  $(6,431)   $(2,723)   $(1,690)
  Preferred stock dividends             --         --         (7)
                                   -------    -------    -------
Loss from continuing operations     (6,431)    (2,723)    (1,697)
Loss from discontinued operations       --     (1,273)      (207)
                                   -------    -------    -------
Numerator for earnings per share   $(6,431)   $(3,996)   $(1,904)
                                   =======    =======    =======
Denominator:
  Weighted average number of
    shares outstanding               3,698      3,698      3,700
                                   =======    =======    =======
Loss per share of common stock:
  Continuing operations            $ (1.74)   $ (0.74)   $ (0.45)
  Discontinued operations               --      (0.34)     (0.06)
                                   -------    -------    -------
Loss per share of common stock     $ (1.74)   $ (1.08)   $ (0.51)
                                   =======    =======    =======

6. COMMITMENTS AND CONTINGENCIES

    The Company operates the Sonesta Hotel & Suites Coconut Grove, Miami, which is a condominium hotel that opened in April 2002, and the Trump International Sonesta Beach Resort, a condominium hotel in Sunny Isles Beach, Florida, which opened in April 2003. Under the management agreements for these hotels, the Company is committed to fund certain operating losses and minimum returns to the owners of the hotels. These commitments are described, in detail, in Note 2-- Operations.

    The Company operates the Royal Sonesta Hotel, New Orleans, Louisiana, under a lease. In 2003 the Company exercised the second of three 10-year options to extend the lease. The lease requires payment of percentage rent based on net profits, as defined. The Company leases space for its executive offices in Boston, Massachusetts, which lease will expire in May 2012. The Company provides for rent expense on a straight line basis over the term of the lease. The Company is also committed, under various operating leases, for certain other property and real estate.

    Minimum fixed rentals under operating leases, principally on real estate, payable subsequent to December 31, 2003 (exclusive of real estate taxes, insurance and other occupancy costs) are as follows:

                       (in thousands)
                       --------------
                         Operating
Period                     leases
------                 --------------
2004                      $   669
2005                          668
2006                          642
2007                          581
2008                          530
Thereafter                  1,834
                          -------
                          $ 4,924
                          =======

--------------------------------------------------------------------------------

    Rentals charged to operations are as follows:

                                             (in thousands)
                                     ------------------------------
                                       2003       2002       2001
                                     --------   --------   --------
Real Estate:
  Fixed rentals                       $  739     $  825     $  992
  Percentage rentals based on
    defined operating profits          5,019      5,000      5,759
Other rentals                             20         41        216
                                      ------     ------     ------
                                      $5,778     $5,866     $6,967
                                      ======     ======     ======

    The Company has incentive compensation plans for management under which hotel profit bases, as established annually, must be achieved before any incentive compensation may be earned. The incentive compensation charged to operations was $208,000 in 2003, $689,000 in 2002 and $354,000 in 2001.
7. PENSION AND BENEFIT PLANS
PENSION PLAN

    The Company maintains a non-contributory defined benefit pension plan (the
Plan) for certain employees of Sonesta International Hotels Corporation and its subsidiaries. Benefits are based on the employee's years of service and the highest average monthly salary during any 60 consecutive months of employment. The Company's funding policy is to contribute annually at least the minimum contribution required by ERISA. The Company does not offer any other post-retirement benefit plans.

OBLIGATIONS AND FUNDED STATUS
    The following table sets forth the funded status of the Plan at December 31, 2003 and 2002:

                                              (in thousands)
                                          ----------------------
                                            2003          2002
                                          --------      --------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year   $23,923       $26,830
Service cost                                1,211         1,425
Interest cost                               1,672         1,732
Plan amendments                                --            31
Actuarial (gain) loss                       2,130        (4,206)
Benefits paid                              (1,262)       (1,889)
                                          -------       -------
Benefit obligation at end of year          27,674        23,923
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning
  of year                                  17,298        19,381
Actual return on plan assets                2,644           (35)
Employer contribution                       1,203            --
Benefits paid                              (1,262)       (1,889)
Administrative expenses                      (156)         (159)
                                          -------       -------
Fair value of plan assets at end of year   19,727        17,298
Projected benefit obligation in excess
  of Plan assets                            7,947         6,625
Unrecognized actuarial loss                (3,726)       (2,747)
Unrecognized prior service cost              (638)         (726)
Unrecognized transition asset                 176           264
                                          -------       -------
Accrued pension liability                 $ 3,759       $ 3,416
                                          =======       =======

    The Company recognized accrued benefit costs of $3,759,000 and $3,416,000 in its statement of financial position at December 31, 2003 and 2002, respectively.

    The following table presents the projected and accumulated benefit obligation compared to plan assets:

                                               (in thousands)
                                           ----------------------
                                                December 31,
                                             2003          2002
                                           --------      --------
Projected benefit obligation               $27,674       $23,923
Accumulated benefit obligation              22,125        19,362
Fair value of plan assets                   19,727        17,298

    The components of the Company's net periodic pension cost for the Plan were as follows:

                                           (in thousands)
                                   ------------------------------
                                     2003       2002       2001
                                   --------   --------   --------
Service cost                       $ 1,211    $ 1,425    $ 1,300
Interest cost                        1,672      1,732      1,610
Expected return on plan assets      (1,558)    (1,684)    (1,503)
Amortization of prior service
  cost                                  88         90         88
Amortization of transition asset       (88)       (88)       (88)
Recognized actuarial loss              221        223         69
                                   -------    -------    -------
Net periodic benefit cost          $ 1,546    $ 1,698    $ 1,476
                                   =======    =======    =======

    Weighted-average assumptions used to determine benefit obligations at each of the three years ending December 31 were:

                                            2003       2002       2001
                                          --------   --------   --------
Discount rate                               6.25%      6.75%      6.75%
Rate of compensation increase               3.00%      3.00%      4.00%

    Weighted-average assumptions used to determine net periodic pension costs for each of the three years ended December 31 were:

                                            2003       2002       2001
                                          --------   --------   --------
Discount rate                               6.75%      6.75%      7.00%
Expected return on plan assets              8.50%      8.50%      8.50%
Rate of compensation increase               3.00%      4.00%      4.00%

    The assumed rate of return on plan assets has remained unchanged since 1988. Management believes 8.50% is a realistic long-term rate of return. The balanced retirement fund into which plan assets have been invested since 1987 has provided a composite average annual rate of return of 11% since 1987.

PLAN ASSETS

    The Plan's weighted-average asset allocations at December 31, 2003 and 2002, by asset category, were as follows:

                                 Plan assets at December 31,
                                    2003             2002
                               --------------   --------------
Cash & money market
  investments                         1%               4%
Government debt securities           24%              37%
Corporate debt securities             5%              12%
Equity securities                    70%              47%
                                    ---              ---
                                    100%             100%
                                    ===              ===

    The Plan's assets have been invested in a balanced retirement investment fund managed by a Boston-based investment management company since 1987. The investment objective of the fund is to achieve capital growth over the long-term through a broadly diversified, actively managed blend of stocks, bonds and money market instruments. In order to moderate the Fund's risk and volatility, a mix of assets is selected for the Fund with the dual objective of providing the

--------------------------------------------------------------------------------

opportunity to participate in favorable economic environments, and also moderating downside risk in the event economic conditions deteriorate. To further balance risk and return, individual investments are held across a wide range of economic sectors. Specific equity selections focus on financially sound companies with strong competitive positions in their industry. Bond holdings are primarily of higher quality issuers.
CASH FLOWS

    The Company will not make a contribution to its Plan in 2004.

    The following table sets forth estimated future benefit payments from the Plan. These estimated payments include expected future service.

                             (in thousands)
                           ------------------
                           Estimated Pension
                                Benefits
                           ------------------
2004                            $ 1,078
2005                              1,054
2006                              1,095
2007                              1,143
2008                              1,125
2009 through 2013                 5,251

SAVINGS PLAN

    The Company has an employee savings plan (the Savings Plan) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating U.S. employees may defer a portion of their pre-tax earnings up to the Internal Revenue Service annual contribution limit. All U.S. employees of the Company are eligible to participate in the Savings Plan. Participating employees may choose to invest their contributions in each one of nineteen mutual funds, which include equity funds, balanced funds and a money market fund. The Savings Plan does not provide for contributions by the Company. The Company does bear the cost of administering the Plan, which were $25,000 for each of the years 2003, 2002 and 2001.

8. SEGMENT INFORMATION

    The Company has two reportable segments: Owned and Leased Hotels, and Management Activities. The Owned and Leased Hotels segment consists of the operations of the Company's owned hotels in Boston (Cambridge) and Key Biscayne, and the operation of its leased property in New Orleans. Revenues for this segment are derived mainly from rooms, food and beverage, parking and telephone receipts from hotel guests. The Management Activities segment includes the operations of hotels and resorts under management agreements, and also includes fees from hotels to which the Company has granted licenses. Revenues from this segment are derived mainly from management, marketing, license and service fees charged to the third party owners of these properties. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. The segments' operating income or losses and pretax profit or losses are after giving effect to management, marketing and service fees to the Company's owned and leased properties. Segment data for the three years ended December 31, 2003 follows:

Year ended December 31, 2003

                                     (in thousands)
                        -----------------------------------------
                         Owned &
                         Leased      Management
                         Hotels      Activities     Consolidated
                        ---------   -------------   -------------
Revenues                $ 81,419      $  3,477        $  84,896
Operating income
  (loss) before
  depreciation and
  amortization expense    11,573        (4,194)           7,379
Depreciation and
  amortization            (8,004)         (566)          (8,570)
Interest income
  (expense), net          (6,137)          301           (5,836)
Other income                 590            40              630
                        --------      --------        ---------
Segment pre-tax loss      (1,978)       (4,419)          (6,397)

Segment assets            87,532        22,587          110,119
Segment capital
  additions                6,228           296            6,524

Year ended December 31, 2002

                                     (in thousands)
                        -----------------------------------------
                         Owned &
                         Leased      Management
                         Hotels      Activities     Consolidated
                        ---------   -------------   -------------
Revenues                $ 85,931      $  4,200        $  90,131
Operating income
  (loss) before
  depreciation and
  amortization expense    13,592        (3,027)          10,565
Depreciation and
  amortization            (7,839)         (450)          (8,289)
Interest income
  (expense), net          (6,201)          402           (5,799)
Other income                  --            10               10
                        --------      --------        ---------
Segment pre-tax loss        (448)       (3,065)          (3,513)

Segment assets            89,967        28,483          118,450
Segment capital
  additions                6,666         1,417            8,083

Year ended December 31, 2001

                                     (in thousands)
                       -------------------------------------------
                        Owned &
                        Leased       Management
                        Hotels       Activities      Consolidated
                       ---------   ---------------   -------------
Revenues               $ 89,274       $  4,189         $  93,463
Operating income
  (loss) before
  depreciation and
  amortization
  expense                13,069         (2,618)           10,451
Depreciation and
  amortization           (7,139)          (454)           (7,593)
Interest income
  (expense), net         (6,348)         1,237            (5,111)
Other income                218             12               230
                       --------       --------         ---------
Segment pre-tax loss       (200)        (1,823)           (2,023)
Segment assets           89,702         26,268           115,970
Segment capital
  additions              12,927            370            13,297

    Segment assets for Management Activities in the information above include cash held in corporate accounts, and loans

--------------------------------------------------------------------------------

to and receivables from properties under management and license agreements.

    Segment data by geographic area of the Company's revenues, operating income and long-lived assets follows:

                                      (in thousands)
                                         Revenues
                       --------------------------------------------
                         2003             2002              2001
                       --------         ---------         ---------
United States          $ 83,031         $ 87,938          $ 91,027
Other                     1,865            2,193             2,436
                       --------         --------          --------
Consolidated           $ 84,896         $ 90,131          $ 93,463
                       ========         ========          ========

                                 Operating income (loss)
                       -------------------------------------------
                         2003             2002             2001
                       --------         --------         ---------
United States          $ (2,364)        $   858          $  1,516
Other                     1,173           1,418             1,342
                       --------         -------          --------
Consolidated           $ (1,191)        $ 2,276          $  2,858
                       ========         =======          ========

                                    Long-lived Assets
                       -------------------------------------------
                         2003             2002             2001
                       --------         --------         ---------
United States          $ 80,034         $82,329          $ 83,333
Other                       815             842            11,796
                       --------         -------          --------
Consolidated           $ 80,849         $83,171          $ 95,129
                       ========         =======          ========

9. DISCONTINUED OPERATIONS

    In September 2002, the Company sold the Sonesta Beach Resort Anguilla for $10,450,000. The financial statements for the 2002 and 2001 periods have been reclassified to present the operations and sale of the resort as a discontinued operation. Following is a summary of the loss reported on the sale of the resort, as well as the operating results for the years 2002 and 2001:

                                             (in thousands)
                                           -------------------
                                             2002       2001
                                           --------   --------
Sale price                                 $ 10,450   $    --
Book value of assets sold                   (11,245)       --
Costs and expenses, including commission
  to broker                                    (495)       --
                                           --------   -------
Loss on sale of property before income
  tax benefit                                (1,290)       --
Revenues from operations                      2,545     4,750
Expenses                                     (3,183)   (5,865)
Gain from casualty                               --       801
                                           --------   -------
Loss from operations before income tax
  benefit                                      (638)     (314)
                                           --------   -------
Loss from discontinued operations, before
  income tax benefit                         (1,928)     (314)
Income tax benefit                             (655)     (107)
                                           --------   -------
Loss from discontinued operations          $ (1,273)  $  (207)
                                           ========   =======

10. LEGAL PROCEEDINGS

    In November 2003, the Company's subsidiary, Sonesta Louisiana Hotels Corporation ("SLHC"), which operates Chateau Sonesta Hotel, in New Orleans (the "Hotel"), received notice from the owner of the Hotel ("Owner"), that it was initiating an arbitration pursuant to the terms of the Amended and Restated Management Agreement between Owner and SLHC (the "Management Agreement"). In its arbitration demand, Owner alleges that SLHC has failed to perform certain obligations under the Management Agreement, specifically its obligations to (A) "use all reasonable efforts to operate the Hotel...in a manner that achieves a high level of guest satisfaction and profitability", and (B) exercise all reasonable efforts to assure that Sonesta Hotels' corporate services "are billed to the Hotel and to the Royal Sonesta Hotel, New Orleans on a fair and equitable basis".

    Consistent with the provisions of the Management Agreement, the parties have designated their respective arbiters, who failed to resolve the parties' dispute. Therefore, pursuant to the Management Agreement, they have engaged a third arbiter who will decide the dispute by selecting the position of one arbiter or the other, without compromise. The position established by Owner's arbiter claims damages of $2,952,000, whereas SLHC's arbiter has established that no more than $268,000 in damages should be awarded. Pending the completion of the arbitration, and based on the Company's confidence that it will prevail in the arbitration, the Company has provided for damages to be paid of $268,000 in its statement of financial position, in addition to an estimated $475,000 for legal and consulting fees related to the arbitration. This is in addition to $104,000 of expenses already incurred and paid in 2003.

    The Company is also from time to time subject to routine litigation incidental to its business, and generally covered by insurance. The Company believes that the results of such litigation will not have a materially adverse effect on the Company's financial condition.

--------------------------------------------------------------------------------

11. INCOME TAXES

    The table below allocates the Company's income tax expense (benefit) based upon the source of income:

                                                                                        (in thousands)
                                                                      2003                   2002                   2001
                                                              --------------------   --------------------   --------------------
                                                              Domestic    Foreign    Domestic    Foreign    Domestic    Foreign
                                                              ---------   --------   ---------   --------   ---------   --------
Income (loss) before income taxes                              $(7,688)   $ 1,291     $(4,876)   $ 1,363     $(3,457)    $1,434
                                                               =======    =======     =======    =======     =======     ======

Federal, foreign and state income tax provision (benefit):
  Current federal income tax (benefit)                         $(2,799)   $   626     $(1,383)   $   (24)    $(1,299)    $  444
  State and foreign taxes, principally current                     262        168         326        260         380        103
  Deferred federal income tax (benefit)                           (310)        (2)       (367)       398          28         11
  Federal tax valuation allowance                                2,713       (624)         --         --          --         --
                                                               -------    -------     -------    -------     -------     ------
                                                               $  (134)   $   168     $(1,424)   $   634     $  (891)    $  558
                                                               =======    =======     =======    =======     =======     ======

    The Company recorded a tax expense of $34,000 in 2003 despite its pre-tax loss of approximately $6.4 million. A valuation allowance was recorded against the 2003 federal income tax benefit since it is uncertain when the Company will realize a future benefit for the losses incurred in 2003. The Company provided for state taxes on its income from Royal Sonesta Hotel New Orleans, and foreign taxes primarily on the Company's management income from it Egyptian operations. This provision was reduced by the reversal of a general provision for federal taxes which carried forward from previous years. A reconciliation of net tax expense (benefit) applicable to income before extraordinary items at the statutory rate follows:

                                                                                   (in thousands)
                                                                     ------------------------------------------
                                                                       2003             2002             2001
                                                                     --------         --------         --------
Expected benefit for taxes at statutory rate                         $(2,175)         $(1,194)         $  (688)
Valuation allowance                                                    2,089               --               --
State income taxes, net of federal benefit                               173              215              251
Foreign income taxes, net of federal benefit                             111              172               68
Other                                                                   (164)              17               36
                                                                     -------          -------          -------
                                                                     $    34          $  (790)         $  (333)
                                                                     =======          =======          =======

    Deferred tax expense (benefits) result from temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes. The source of these differences and their tax effects are as follows:

                                                                                   (in thousands)
                                                                     ------------------------------------------
                                                                       2003             2002             2001
                                                                     --------         --------         --------
Tax depreciation more than book depreciation                         $   447          $ 1,284          $   433
Alternative minimum tax and general business credits carried
  forward                                                                (69)          (1,221)             (59)
Pension contribution less than pension expense                          (502)            (168)            (492)
Valuation allowance                                                      439               --               --
Other temporary differences                                             (188)             136              157
                                                                     -------          -------          -------
                                                                     $   127          $    31          $    39
                                                                     =======          =======          =======

    Temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities that give rise to significant portions of deferred income taxes at December 31, 2003 and 2002 relate to the following:

                                                                          (in thousands)
                                                                     -------------------------
                                                                       2003             2002
                                                                     --------         --------
Current deferred tax asset
  Expenses accrued but deferred for tax purposes                     $    --          $   311
                                                                     -------          -------
Current deferred tax asset                                           $    --          $   311
                                                                     =======          =======
Long-term deferred tax liabilities (assets)
  Depreciation book tax difference                                   $ 8,002          $ 7,555
  Alternative minimum tax and general business credits
    carried forward                                                   (1,349)          (1,280)
  Pension expense in excess of contributions                          (1,250)            (748)
  Expenses accrued but deferred for tax purposes                        (531)             (38)
  Charitable contributions not currently deductible                     (157)            (146)
  Valuation allowance                                                    439               --
  State tax benefits of $1,230,000 ($900,000 in 2002) from
    net operating loss carry-forwards, net of valuation
    allowance                                                             --               --
  Federal tax benefits of $1,630,000 (none in 2002) from net operating loss carry-forwards, net of valuation
    allowance                                                             --               --
  Other                                                                  (63)             (68)
                                                                     -------          -------
Deferred tax liability                                               $ 5,091          $ 5,275
                                                                     =======          =======

    In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

--------------------------------------------------------------------------------

    At December 31, 2003, the Company had state net operating loss carry-forwards of approximately $18,900,000 for income tax purposes. Of the total carry-forwards available at December 31, 2003, approximately $2,100,000 expires in 2006, $3,300,000 expires in 2007, $4,800,000 expires in 2008,
$4,200,000 expires in 2009, $700,000 expires in 2017, $2,300,000 expires in 2018 and $1,500,000 expires in 2019. For financial reporting purposes, valuation allowances of $1,230,000 and $900,000 have been recognized at December 31, 2003 and 2002, respectively, to offset the deferred tax assets related to those carry-forwards.

    At December 31, 2003, the Company had federal net operating loss carry-forwards of approximately $4,800,000 for income tax purposes. All of the carry-forwards available at December 31, 2003 expire in 2024. For financial reporting purposes, a valuation allowance of $1,630,000 has been recognized at December 31, 2003 to offset the deferred tax assets related to those carry-forwards.

SONESTA INTERNATIONAL HOTELS CORPORATION
Executive Offices, 116 Huntington Avenue
Boston, Massachusetts 02116 Telephone (617) 421-5400 Fax 421-5402
--------------------------------------------------------------------------------

SONESTA DIRECTORS

George S. Abrams(2)
Winer & Abrams
Attorneys at Law

Vernon R. Alden(2)(3)
Director and Trustee of
several organizations

Joseph L. Bower(1)(2)(3)
PROFESSOR, Harvard
Business School
Charles J. Clark(2)
DIRECTOR OF CORPORATE RELATIONS,
YouthBuild USA

Paul Sonnabend(1)
CHAIRMAN OF THE EXECUTIVE
COMMITTEE and EXECUTIVE VICE
PRESIDENT, Sonesta International
Hotels Corporation

Peter J. Sonnabend
CHIEF EXECUTIVE OFFICER AND
VICE CHAIRMAN, Sonesta
International Hotels Corporation

Stephanie Sonnabend
CHIEF EXECUTIVE OFFICER
AND PRESIDENT, Sonesta International
Hotels Corporation

Roger P. Sonnabend(1)
EXECUTIVE CHAIRMAN OF THE BOARD,
Sonesta International
Hotels Corporation

Stephen Sonnabend
SENIOR VICE PRESIDENT,
Sonesta International
Hotels Corporation

Jean C. Tempel(3)
MANAGING DIRECTOR
First Light Capital, LLC

(1)Member Executive Committee (2)Member Audit Committee (3)Member Compensation Committee
--------------------------------------------------------------------------------

SONESTA OFFICERS

Roger P. Sonnabend
EXECUTIVE CHAIRMAN OF THE BOARD

Peter J. Sonnabend
CHIEF EXECUTIVE OFFICER AND VICE CHAIRMAN

Stephanie Sonnabend
CHIEF EXECUTIVE OFFICER
AND PRESIDENT

Paul Sonnabend
CHAIRMAN OF THE EXECUTIVE COMMITTEE
AND EXECUTIVE VICE PRESIDENT

Stephen Sonnabend
SENIOR VICE PRESIDENT

Carol C. Beggs
VICE PRESIDENT-TECHNOLOGY

Felix Madera
VICE PRESIDENT-INTERNATIONAL

Boy A. J. van Riel
VICE PRESIDENT AND TREASURER

Kathy S. Rowe
SENIOR VICE PRESIDENT

Jacqueline Sonnabend
EXECUTIVE VICE PRESIDENT

Hans U. Wandfluh
VICE PRESIDENT

Karen K. Pettiford
CORPORATE SECRETARY
AND LEGAL/FINANCIAL ADMINISTRATOR

David Rakouskas
ASSISTANT SECRETARY
AND CORPORATE CONTROLLER

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

Sonesta Posada del Inca
Puno, Peru(3)

Sonesta Posada del Inca
Cuzco, Peru(3)

Sonesta Posada del Inca
Miraflores, Peru(3)

Sonesta Posada del Inca
Arequipa, Peru(3)

Sonesta Hotel Iberepuera
Sao Paulo, Brazil(3)
(Opening 2004)

Under development: Ras Sudr and Hurghada, Egypt.

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