Form 10-K, Exhibit 13
period 2004-12-31
SONESTA INTERNATIONAL HOTELS CORP
filed 2005-03-31
CIK 91741

TO OUR SHAREHOLDERS:         A year ago, we emphasized the importance of long-term perspective, the effect of economic cycles, and the prospect of better times ahead.

        2004 was a good year for Sonesta. It was a year in which all of our hotels and ships, without exception, achieved higher revenues and profits than in 2003. It was also a year in which we added "Sonesta" hotels on three continents; Sonesta Maho Beach Resort, in St. Maarten; Sonesta Hotel Sao Paulo Ibiripuera, in Brazil; and Sonesta Beach Resort, in Taba, Egypt. And it was a year in which we began negotiations for what may very well be the most significant deal in the Company's history: the redevelopment of Sonesta Beach Resort, in Key Biscayne, Florida.

        In 2004, we also exercised our option to purchase the hotel operation at Trump International Sonesta Beach Resort, in Sunny Isles Beach, Florida, including most of the non-guestroom spaces of this condominium hotel. We entered into a management contract for a resort being developed in Hammamat Pharoun, Egypt, and began negotiations for what became management contracts for resorts to be constructed in Orlando, Florida and St. Lucia, B.W.I. And we successfully implemented the restructure of mortgage loans on our Boston and Key Biscayne hotels.

        We were happy to announce in January that the Company has entered into a partnership with Fortune International, a prominent and respected real estate brokerage and development firm, based in Miami. Sonesta will be a 50% limited partner in the partnership.

        Provided the transaction proceeds as expected—and there is always a risk that it will not—the Company will sell the Sonesta Beach Resort site, valued at $120 Million, to the new partnership and shall receive $60 Million at closing: $30 Million in cash, and $30 Million to be realized by the pay off of the existing mortgage on the Resort. The property will then be contributed to the partnership, resulting in $60 Million of partnership capital for which the Company will receive the 50% partnership interest. The Company will be entitled to a priority return of its $60 Million of partnership capital, which will be paid from the net proceeds of the sales of condominium units in the new resort. Based on our current timetable, the existing Resort will continue in operation until August 2006, at which time the hotel structure will be demolished and the site prepared for construction of the new Resort.

        The new Resort is envisioned as a super luxury condominium hotel, meaning that the Resort's guestrooms will be sold to third parties who will have the opportunity to lease their units back to the Resort through a rental program. We contemplate 300-plus condominium units, comprising at least 350 extra large guestrooms and suites. The Resort will also feature restaurants, meeting/function space, spa, swimming pools, and other facilities and amenities commensurate with the finest resorts in South Florida. Upon its completion, the Company will operate the new Resort under a long-term management contract and will receive standard fees.

        The scope of the project, and timetables, are all subject to our obtaining necessary permits and approvals, as well as appropriate construction financing. We want to assure you that both Sonesta and our partner, Fortune International, do not intend to take any action to affect the existing Resort structure until we are confident we can create the new Resort we envision.

        We announced the Key Biscayne transaction, in January, with mixed emotions. The Resort has developed a devoted following in its 36 years of operation, and has been a flagship property for Sonesta. In recent years, however, we have seen a number of new and luxurious hotels open in the Miami area, which has put competitive pressure on Sonesta Key Biscayne and its wonderful staff. The redevelopment of the Key Biscayne site will give us the opportunity to create one of South Florida's premier beach resorts.

        As for our other Miami properties, Sonesta Hotel & Suites, in Coconut Grove, in its third year of operation, continues to improve business-wise. Similarly, Trump International Sonesta Beach Resort, in Sunny Isles Beach, in only its second full year of operation, has established itself as a significant hotel in the South Florida market.

        Our two hotels in New Orleans, Royal Sonesta Hotel and Chateau Sonesta Hotel, performed well in 2004 in a challenging hotel environment. New Orleans relies heavily on convention business, and the number of city-wide conventions was down in 2004 in relation to previous years. Royal Sonesta completed its 5-year renovation program that included public space, ensuring that it will continue to be a City leader in RevPAR (room revenue per available room) among competitive properties.

        Royal Sonesta Hotel Boston showed improvement in 2004, but has not been able to shake the two-pronged impact of a soft local economy and the competitive hotel that opened directly across the street, in 2003.

        In Egypt, the Company currently operates six (6) hotels and three (3) Nile River cruise vessels. All of our operations there were strong in 2004, with the exception of our newest property, Sonesta Beach Resort Taba, which was negatively affected by the unfortunate incident at another hotel, in Taba, shortly after we assumed the management of this resort.

        Among our franchised properties, the most significant news, referred to above, concerns our affiliation with a 534-room resort in St. Maarten, this past summer, and the opening of our hotel in Sao Paulo, Brazil, in December 2004. The seven (7) properties in Peru and three (3) properties in Tuscany continue to represent Sonesta in those exciting destinations. (We were sorry to say goodbye to Sonesta Resort & Country Club, in Tuscany, which was sold and re-flagged as of the end of December 2004.)

        If you would like additional information about Sonesta hotels, resorts, or cruises, please visit our website at sonesta.com.

        We appreciate the continued interest and support of you, our shareholders, and of our hotel owners, guests, partners and employees.

Roger P. Sonnabend
Executive Chairman of the Board

Peter J. Sonnabend
Chief Executive Officer and Vice Chairman

Stephanie Sonnabend
Chief Executive Officer and President

March 9, 2005

SONESTA INTERNATIONAL HOTELS CORPORATION
5-YEAR SELECTED FINANCIAL DATA

(In thousands except for per share data)

	2004	2003	2002	2001		2000
Revenues	$89,907	$84,896	$90,131		$93,463	$103,224
Operating income (loss)	1,502	(1,191)	2,276		2,858	12,291
Net interest expense	(5,860)	(5,836)	(5,799)		(5,111)	(4,270)
Other income	182	630	10		230	560

Income (loss) from continuing operations before income taxes	(4,176)	(6,397)	(3,513)		(2,023)	8,581
Income tax provision (benefit)	426	34	(790)		(333)	3,066

Income (loss) from continuing operations	(4,602)	(6,431)	(2,723)		(1,690)	5,515
Discontinued operations:
Loss from operations and sale of discontinued hotel	—	—	(1,928)		(314)	(1,275)
Income tax benefit	—	—	(655)		(107)	(433)

Loss from discontinued operations	—	—	(1,273)		(207)	(842)

Net income (loss)	$(4,602)	$(6,431)	$(3,996)		$(1,897)	$4,673

Basic and diluted profit (loss) per share of common stock:
Continuing operations	$(1.24)	$(1.74)	$(.74)		$(.45)	$1.49
Discontinued operations	—	—	(.34)		(.06)	(.23)

Net income (loss)	$(1.24)	$(1.74)	$(1.08)	$	( .51)	$1.26

Cash dividends declared	$—	$.05	$.20		$.20	$.20

Net property and equipment	$76,638	$80,849	$83,171		$95,129	$89,791
Total assets	109,537	110,119	118,450		128,817	138,313
Long-term debt including currently payable portion	69,816	69,311	70,043		75,262	77,010
Redeemable preferred stock	—	—	—		—	294
Common stockholders' equity	11,264	15,866	22,482		27,218	29,927
Common stockholders' equity per share	3.05	4.29	6.08		7.36	8.08
Common shares outstanding at end of year	3,698	3,698	3,698		3,698	3,705

Market price data for the Company's common stock showing high and low prices by quarter for each of the last two years is as follows:

	NASDAQ Quotations
	2004		2003
	High	Low	High	Low
First	$5.70	$4.78	$5.25	$3.41
Second	6.10	5.01	5.30	3.51
Third	6.06	5.01	5.03	4.26
Fourth	6.50	5.00	5.03	4.00

The Company's common stock trades on the NASDAQ Stock Market under the symbol SNSTA. As of February 18, 2005 there were 473 holders of record of the Company's common stock.

A copy of the Company's Form 10-K Report, which is filed annually with the Securities and Exchange Commission, is available to stockholders. Requests should be sent to the Office of the Secretary at the Company's Executive Office.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION          The Company's consolidated financial statements include the revenues, expenses, assets and liabilities of the Royal Sonesta Hotel Boston (Cambridge), Royal Sonesta Hotel New Orleans, and the Sonesta Beach Resort Key Biscayne. The Boston (Cambridge) and Key Biscayne properties are owned by the Company, and the New Orleans hotel is operated under a long-term lease. The financial statements also include the revenues and expenses from the management of properties located in the United States, Bermuda (until May 2004) and Egypt. In September 2002, the Company sold the Sonesta Beach Resort Anguilla (see Note 9—Discontinued Operations). The revenues and results from operations for the 2002 period have been reclassified to present the operations of the Anguilla resort as a discontinued operation.

Results of Operations

        In 2004, the Company recorded a net loss of $4,602,000, or $(1.24) per share, compared to a net loss of $6,431,000, or $(1.74) per share, in 2003. Increases in income from Sonesta Beach Resort Key Biscayne, Royal Sonesta Hotel Boston (Cambridge) and from management activities exceeded a decrease in income from Royal Sonesta Hotel New Orleans. Overall, revenues increased by 6% in 2004 compared to 2003, and revenue increases in all three hotels, as well as increased management income, contributed to this improvement. The decrease in income at Royal Sonesta New Orleans resulted from higher rent expense due under the lease under which the Company operates the Hotel.

Revenues

	TOTAL REVENUES (in thousands)
	NO. OF ROOMS	2004	2003	2002
Sonesta Beach Resort Key Biscayne	300	$28,170	$26,587	$25,477
Royal Sonesta Hotel Boston (Cambridge)	400	23,279	21,622	25,500
Royal Sonesta Hotel New Orleans	500	34,051	33,210	34,954
Management and service fees and other revenues		4,407	3,477	4,200

Total revenues		$89,907	$84,896	$90,131

        2004 versus 2003:    Total revenues in 2004 were $89,907,000 compared to $84,896,000 in 2003, which represents an increase of $5,011,000, or 6%. All three owned and leased hotels increased revenues during 2004, as business levels continued to improve. Revenues from management activities increased by 27% compared to 2003, primarily from increased income from the Company's hotels in Egypt. A more detailed discussion of the revenues by hotel, and of our management income, follows.

        Sonesta Beach Resort Key Biscayne reported a 6% increase in revenues during 2004 compared to 2003. Of the total revenue increase of $1,583,000, $887,000 was due to increased room revenues. The room revenue per available room (REVPAR) increased by 6%, due primarily to an increase in occupancy levels. The increased occupancy was a result of increased demand from both the transient as well as the group and convention market segments. Revenues from other sources, including food and beverage, increased by $696,000, due to the higher occupancy achieved in 2004. Royal Sonesta Hotel Boston (Cambridge) reported a $1,657,000 increase in revenues, or 8%, during 2004 compared to the previous year. This increase in revenues was almost entirely due to improved results during the second half of the year. Of the increase in revenues, $1,347,000 resulted from increased room revenues, and $310,000 was due to increases in other revenues, primarily from sales of food and beverages. During 2004, the hotel reported a 10% increase in REVPAR, due to both higher occupancies as well as a 5% increase in average room rates achieved. Increases in business were primarily from the group and convention market segment. Royal Sonesta Hotel New Orleans recorded 2004 revenues of $34,051,000 compared to $33,210,000 in 2003, an increase of 841,000, or 2.5%. The slight increase in revenues was entirely due to an increase in room revenues because of a 3% increase in REVPAR. Increases in average room rate achieved offset a slight decrease in occupancy levels, due to lower demand from the transient market segment. Group business actually grew substantially during 2004 compared to 2003, and offset part of the decline in transient business. Revenues from management activities increased from $3,477,000 in 2003 to $4,407,000 in 2004, an increase of $930,000. This increase was for the most part due to increases in income of $728,000 from the Company's managed hotels in Egypt. Travel to Egypt, primarily from Europe, continued to improve during 2004 compared to last year. Decreased income from Sonesta Beach Hotel Bermuda, which management agreement terminated on June 1, 2004, was offset by increased income from Chateau Sonesta Hotel New Orleans. In 2004, the Company received an incentive fee from Chateau Sonesta because of higher profit levels achieved by the hotel. The profit levels in 2003 were insufficient to earn an incentive fee.

        2003 versus 2002:    Total revenues in 2003 were $84,896,000 compared to $90,131,000 in 2002, a decrease of $5,235,000, or 6%. This decrease was primarily due to a $3,878,000 decrease in revenues at Royal Sonesta Hotel Boston (Cambridge). Business in Boston, in general, declined in 2003, primarily because of reduced business travel. In addition, results at Royal Sonesta Hotel Boston (Cambridge) were impacted by competition from a new hotel which opened in the immediate vicinity in the spring of 2003. A more detailed discussion of the revenues by hotel, and of our management income, follows.

        Sonesta Beach Resort Key Biscayne reported a 4% increase in revenues during 2003 compared to 2002. Room revenues per available room ("REVPAR") increased by 5% in 2003 compared to last year, due to an increase in occupancy. Food and beverage revenues, and revenues from other sources increased by 4% compared to 2002, due to the higher occupancy levels. The increase in occupancy was mainly from increased group and convention business. Revenues in 2003 at Royal Sonesta Hotel Boston (Cambridge) decreased by $3,878,000, or 15% compared to 2002. Room revenues decreased by $3,251,000 due to a 20% decrease in REVPAR, caused both by lower occupancies and average rates achieved. Food and beverage revenues, and revenues from other sources, such as telephone and parking, decreased by 6% due to the lower occupancy levels. Competition from a newly built hotel that opened nearby in early 2003, as well as reduced business travel contributed to the decline in revenues. Revenues at Royal Sonesta Hotel New Orleans declined in 2003 due to competitive rate pressure, and a lower number of city-wide conventions in New Orleans. Total revenues for 2003 decreased by $1,744,000 to $33,210,000, a 5% decline. Room revenues decreased by $1,596,000 due to a 7% decrease in REVPAR, due to lower average rates. Because occupancy levels remained stable, revenues from other sources, including food and beverage, remained virtually the same in 2003 compared to 2002. Income from management activities decreased by $723,000 during 2003 compared to 2002. This decrease was primarily due to lower license fees of $243,000 from Aruba following the expiration of the license agreement for the hotel in 2002, and lower fee income of $358,000 from Chateau Sonesta New Orleans, because the hotel's 2003 profit levels were insufficient for Sonesta to earn incentive fees. In addition, the Company earned lower management income of $131,000 from Sonesta Beach Resort Bermuda which closed for repairs following storm damage sustained in September 2003.

Operating Income

	OPERATING INCOME/(LOSS) (in thousands)
	2004	2003	2002
Sonesta Beach Resort Key Biscayne	$1,553	$386	$(541)
Royal Sonesta Hotel Boston (Cambridge)	1,450	189	2,884
Royal Sonesta Hotel New Orleans	1,323	2,994	3,409

Operating income from hotels after management and service fees	4,326	3,569	5,752
Management activities and other income	(2,824)	(4,760)	(3,476)

Operating income (loss)	$1,502	$(1,191)	$2,276

        2004 versus 2003:    The Company reported operating income of $1,502,000 in 2004, compared to a 2003 operating loss of $1,191,000. Improvements in income at Sonesta Beach Resort Key Biscayne and Royal Sonesta Hotel Boston (Cambridge) offset decreased income from Royal Sonesta Hotel New Orleans. The decrease in income in New Orleans was due to an increase in rent under the lease under which the Company operates the hotel. The loss from management activities during 2004 reduced substantially due to higher income achieved from hotels operated under management contracts, and because of costs and expenses recorded in 2003 related to the arbitration of a dispute with the owner of a managed hotel (see note 10, Legal Proceedings). In addition, the Company recorded a substantial expense in 2003 related to the funding of losses of Sonesta Hotel & Suites, Coconut Grove. A more detailed discussion of the changes in income by hotel, as well as for the Company's management activities, follows.

        Sonesta Beach Resort Key Biscayne reported 2004 operating income of $1,553,000 compared to $386,000 last year, an increase of $1,167,000. Revenues increased by $1,583,000, and expenses increased by $416,000 compared to 2003, representing a 2% increase in total expenses. This increase was primarily due to higher costs and operating expenses and real estate taxes, partially offset by lower administrative and general, maintenance and depreciation expenses. Operating income in 2004 at Royal Sonesta Hotel Boston (Cambridge) was $1,450,000, compared to operating income of $189,000 during 2003, an increase of $1,261,000. Total revenues during 2004 increased by $1,657,000, and total expenses increased by $396,000 compared to 2003. The $396,000 increase in expenses, a 2% increase, was primarily due to higher costs and operating expenses (due to higher occupancy levels), advertising costs and human resource expenses, which were partially offset by lower real estate taxes and depreciation expense. Operating income at Royal Sonesta Hotel New Orleans decreased from $2,994,000 during 2003 to $1,323,000 during 2004, despite an increase in revenues in 2004 of $841,000. Total expenses in 2004 increased by $2,512,000, which was primarily due to an increase of $1,412,000 in rent expense. The increase in rent is entirely due to the fact that the hotel's 2004 capital expenditures were sharply lower compared to capital expenditures in 2003, as the hotel has completed the majority of its renovation programs. Since capital expenditures are deducted from profits for purposes of calculating rent due under the lease for the hotel, rent expense actually increases when the hotel's capital expenditures decrease. The remaining increase in expenses of $1,100,000 compared to 2003 was primarily due to higher costs and operating expenses, administrative and general expense, real estate taxes and depreciation expense. Operating loss from management activities, which is computed after giving effect to management and marketing fees from owned and leased hotels, decreased by $1,936,000, from $4,760,000 during 2003 to $2,824,000 during 2004. Revenues from management activities increased by $930,000, and expenses related to these activities decreased by $1,006,000. The Company recorded expenses of $54,000 and $800,000 in 2004 and 2003, respectively, for net operating losses and minimum owners return payments related to Sonesta Hotel & Suites Coconut Grove. Under its management agreement for the hotel, the Company is obligated to fund these amounts. The Company also recorded expenses of $281,000 and $847,000 in 2004 and 2003, respectively, related to costs and expenses incurred with regards to the arbitration of a dispute with the owner of a managed hotel (see note 10, Legal Proceedings). The decrease in corporate expenses as a result of the above two non-recurring items were partially offset by an increase in corporate costs, primarily related to the increased expense of providing employee benefits, including pension and health insurance benefits.

        2003 versus 2002:    The Company reported an operating loss of $1,191,000 in 2003, compared to operating income of $2,276,000 in 2002. The main reason for this $3,467,000 decrease was the decline in operating income at Royal Sonesta Hotel Boston (Cambridge) of $2,695,000 due to the large revenue loss at this location. In addition, the 2003 loss from management activities included a provision for costs and expenses of $847,000 related to the arbitration of a dispute with the owner of a managed hotel (see note 10, Legal Proceedings). A more detailed explanation of the changes in income by hotel, as well as for the Company's management activities, follows.

        Sonesta Beach Resort Key Biscayne posted a $927,000 increase in operating income during 2003 compared to 2002. Revenue increases of $1,110,000 were partially offset by a very slight increase in overall expenses of $183,000 (less than a 1% increase). This increase consisted primarily of an increase in costs and operating expenses of $599,000, partially offset by decreases in advertising expense and a decrease in real estate tax expense of $310,000 due to a refund obtained for 2002. Royal Sonesta Hotel Boston (Cambridge) reported operating income of $189,000 during 2003, compared to operating income of $2,884,000 in 2002, a decrease of $2,695,000. Decreased revenues of $3,878,000 were partially offset by a decrease in expenses of $1,183,000, or 5%, mainly due to lower costs and operating expenses, and lower real estate taxes. Operating income at Royal Sonesta New Orleans decreased by $415,000, from $3,409,000 in 2002 to $2,994,000 in 2003. Decreases in revenues of $1,744,000 were for a large part offset by decreased operating expenses of $1,329,000. This decrease consisted mainly of lower costs and operating expenses of $801,000, and lower maintenance expense of $408,000. Operating losses from management activities, which are computed after giving effect to management, marketing and service fees to owned and leased hotels, increased from $3,476,000 in 2002 to $4,760,000 in 2003. Revenues from management activities decreased by $723,000 and fee income from owned and leased hotels decreased by $201,000. Expenses related to these activities increased by $360,000. This increase resulted from a provision of $847,000 for costs and expenses related to the arbitration of a dispute with the owner of a managed hotel, partially offset by decreased corporate costs, primarily in corporate marketing expense. Also included in expenses in 2003 was $800,000 ($950,000 in 2002) for net operating losses from Sonesta Hotel & Suites Coconut Grove from the hotel's opening, in April 2002, through December 31, 2003. Under its management agreement for this hotel, the Company is obligated to fund these losses.

Other Income and Deductions

        Interest expense increased by $55,000 in 2004 compared to 2003 due to expenses incurred related to the restructuring of the Company's mortgage debt on Royal Sonesta Hotel Boston (Cambridge) and Sonesta Beach Resort Key Biscayne (see note 3, Borrowing Arrangements). Interest expense decreased slightly in 2003 compared to 2002, due to the lower principal balance of the mortgage loans for Royal Sonesta Hotel Boston (Cambridge) and Sonesta Beach Resort Key Biscayne.

        Interest income increased by $31,000 in 2004 compared to 2003 due to increased income recorded on the Company's loans to the owner of Sonesta Hotel & Suites Coconut Grove (see note 3, Long-Term Receivables and Advances). Interest income decreased from $460,000 in 2002 to $358,000 in 2003 due to a reduction in short-term investment income attributable to the Company's lower cash balances.

        The 2004 gain on sale of $172,000 resulted primarily from the sale of a non-essential asset in New York.

The 2003 gain on sale of assets of $652,000 resulted primarily from the sale of a villa which the Company owned and operated adjacent to the Sonesta Beach Resort Key Biscayne.

Federal, State and Foreign Income Taxes

        The Company recorded tax expense of $426,000 and $34,000 in 2004 and 2003, respectively, despite its pre-tax losses of approximately $4.2 million in 2004 and $6.4 million in 2003. Valuation allowances were recorded against the 2004 and 2003 federal income tax benefits since it is uncertain when the Company will realize a future benefit for the losses incurred in these two years. The Company provided for state taxes on its income from Royal Sonesta Hotel New Orleans, and foreign taxes primarily on the Company's management income from its Egyptian operations. In 2003 this provision for state and foreign taxes was reduced by the reversal of a general provision for federal taxes which carried forward from previous years.

        The income tax benefit in 2002 was lower than the statutory rate primarily because of state taxes payable on the Company's income from Royal Sonesta Hotel New Orleans, and because of foreign taxes provided on the Company's management income from its Egyptian operations.

Liquidity and Capital Resources

        The Company had cash and cash equivalents of approximately $7,950,000 at December 31, 2004. In addition, the Company has $5,000,000 available under two credit lines. A $2,000,000 demand line of credit bears interest at the prime rate (5.25% at December 31, 2004). Advances under this line require the bank's approval each time a request is made. A subsidiary of the Company has a $3,000,000 line of credit, which expires on December 31, 2005. This line of credit is secured by a mortgage on the Company's leasehold interest in the Royal Sonesta Hotel New Orleans, and by a Company guaranty. The terms of the line require a certain minimum level of income, a minimum net worth and a maximum defined debt to net worth ratio for Royal Sonesta Hotel New Orleans. The interest rate is LIBOR plus 3% (5.4% at December 31, 2004), and the commitment fee on the unused portion of the line is 0.65% per annum.

        The Company operates the Sonesta Hotel & Suites Coconut Grove, Miami, which is a condominium hotel that opened in April 2002. Under its agreements, the Company is committed to fund net operating losses, and to provide the hotel's owner with a minimum annual return of $500,000 starting January 1, 2004 subject to certain inflationary adjustments. From April 2002 through December 2004, the Company contributed and expensed $1,804,000. This amount consisted of $1,726,000 for hotel losses incurred during 2002 and 2003, and a $78,000 shortfall in achieving the minimum owner's return for 2004. The Company recorded charges of $54,000, $800,000 and $950,000 in 2004, 2003 and 2002, respectively.

        The Company operates the Trump International Sonesta Beach Resort, a condominium hotel in Sunny Isles Beach, Florida. This hotel opened in April 2003. Under its agreements, the Company advanced funds for pre-opening costs and working capital. In addition, the Company is required to contribute to the cost for the hotel's non-guestroom furniture, fixtures and equipment ("FF&E") in excess of $3,000,000, and has guaranteed an equipment lease in the original amount of $1,000,000. Under the same agreements, the Company committed to advance 50% of the hotel's net operating losses for the period from the opening of the hotel until November 1, 2004. After November 1, 2004 the Company is committed to advance funds for operating losses and to provide the hotel's owner with an annual minimum return of $800,000. Amounts advanced for losses and minimum return payments, as well as amounts advanced for pre-opening costs, are subject to repayment out of excess profits in subsequent years. The Company and the hotel's owner are in dispute regarding the amount of the Company's contribution to the hotel's FF&E, and the amount spent on pre-opening (see note 10, Legal Proceedings). The Company advanced $2,397,000 for pre-opening, and $1,391,000 for losses at December 31, 2004. Management considers these advances, which are included in long-term receivables, fully realizable. In addition, the Company has recorded an investment of $2,000,000 (of which $1,728,000 was funded at December 31, 2004), relative to its commitment to fund part of the non-guestroom FF&E. The Company also has other, minor commitments, including the purchase of two condominium units, which are delayed pending resolution of outstanding disputes.

        The Company sold Sonesta Beach Resort Anguilla in September 2002 for $10,450,000. Net proceeds, before taxes, were $5,739,000, after payment of the remaining balance of $4,216,000 of the mortgage loan which encumbered the resort, and after payment of commissions and expenses related to the sale of $495,000.

        The Company contributed $1,262,000 to its Pension Plan in 2003. No contribution was required for 2004.

        As of December 31, 2004, the Company's fixed contractual obligations were as follows:

	YEAR
	2005	2006	2007	2008	2009	Thereafter	Total
Long-Term Debt Obligations	$—	$—	$—	$831	$925	$68,060	$69,816
Operating Leases	705	672	635	601	592	1,506	4,711

Total	$705	$672	$635	$1,432	$1,517	$69,566	$74,527

        The Company's hotels also have certain purchase obligations, primarily for maintenance and service contracts. These are not included in the above obligations since the amounts committed are not material, and because the majority of these contracts may be terminated on relatively short notice.

        Company management believes that its present cash balances and available credit lines will be adequate to meet its cash requirements for 2005 and for the foreseeable future, for the following reasons:

  •
  Effective January 1, 2004, the Company has restructured its mortgage debt obligations for Royal Sonesta Hotel Boston (Cambridge) and Sonesta Beach Resort Key Biscayne, which reduced debt service payments during 2004 through 2008 (see also Note 4—Borrowing Arrangements).

  •
  The Company has no major obligations for investments in hotel projects.

  •
  The Company expects Sonesta Hotel & Suites Coconut Grove and Trump International Sonesta Beach Resort to produce sufficient cash flow in 2005 to provide the minimum return payments to their owners.

        The Company expects to close on a major transaction involving the redevelopment of its Key Biscayne hotel, as further described in a report filed on Form 8-K on January 24, 2005.

Critical Accounting Policies and Estimates

        The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates and assumptions. The Company believes that of its significant accounting policies, the following may involve a higher degree of judgment and complexity.

  •
  Revenue recognition—a substantial portion of our revenues result from the operations of our owned and leased hotels. These revenues are recognized at the time that lodging and other hotel services are provided to our guests. Many of our guests settle their accounts with credit cards, so that actual receipt of revenues is delayed until payment is received from the credit card companies, which typically is within 3 days after departure. Other revenues, principally those relating to groups using lodging and banquet facilities, are billed directly to the customers. These revenues are subject to credit risk, which the Company manages by establishing allowances for uncollectible accounts. If management establishes allowances for uncollectible accounts that are insufficient, it will overstate income, and this will result in increases in allowances for uncollectible accounts in future periods.

  •
  Impairment of long lived assets—the Company monitors the carrying value of its owned properties from the perspective of accounting rules relating to impairment. A requirement to assess impairment would be triggered by so called "impairment indicators". For us, these might include low rates of occupancy, operating costs in excess of revenues, or maturing mortgages for which there were no suitable refinancing options. Impairment also needs to be considered with respect to costs incurred for new hotel investments or development opportunities that are under study. The Company monitors these costs on a quarterly basis and if a pending project is no longer considered to be viable, the cost is charged against income. If the Company estimates incorrectly or misjudges the impairment indicators, it may result in the Company failing to record an impairment charge, or recording a charge which may be inaccurate.

  •
  Pension Benefits—the Company continues to maintain a defined benefit plan for eligible employees. Costs and liabilities are developed from actuarial valuations. In these valuations are assumptions relating to discount rates, expected return on assets, employee turnover, and future wage increases. Differences between assumed amounts and actual performance will impact reported amounts for the Company's pension expense, as well as the liability for future pension benefits.

  •
  Sonesta Hotel & Suites Coconut Grove—the Company operates a condominium hotel under a management agreement, under which it is committed to fund net operating losses, and provide the owner of the hotel with minimum annual returns of $500,000 subject to certain adjustments beginning as of January 1, 2004. Under its agreements, the Company is entitled to management and marketing fees based on revenues, and incentive fees based on profits. In case the aforementioned annual minimum returns are not met, the Company's policy is to eliminate management and marketing fees from its revenues. If the amounts of the shortfall exceed the fee income, the Company will book the additional amounts as an administrative and general expense. Amounts advanced for seasonal losses and for working capital (which the Company is obligated to provide) are included in prepaid expenses and other current assets on the Company's balance sheets.

  •
  Trump International Sonesta Beach Resort—the Company operates a condominium hotel in Sunny Isles Beach, Florida, which opened in April 2003. Under the management agreement, the Company is entitled to management and marketing fees based on the hotel's revenues, and incentive fees based on the hotel's net operating income. The Company is obligated to advance funds to provide a minimum annual return of $800,000 to the hotel's owner, starting as of November 1, 2004. From the opening in April 2003 until November 1, 2004, the Company was obligated to advance 50% of net operating losses. Amounts advanced under these obligations are subject to repayment, without interest, out of future profits in excess of the aforementioned minimum return. If the minimum returns are not earned, the Company will eliminate the fee income earned from the property from its revenues. If the amounts of the shortfalls exceed the total fee income, the Company will reflect such excess amounts as long-term receivables and advances on its balance sheet. The Company also provided, as a non-interest bearing advance, funds for working capital and pre-opening expenses, which it can recover out of the future excess profits. These amounts are also included in long-term receivables and advances. Lastly, the Company has invested in the furniture, fixtures and equipment of the non-guestroom areas of the hotel, an amount of $2 million. This is recorded as an other long-term asset, and is being amortized over the 10-year initial term of the management agreement. Management continually assesses the realizability of its long term assets and receivables and has concluded there is no impairment at December 31, 2004.

Quantitative and Qualitative Disclosure of Market Risk

        The Company is exposed to market risk from changes in interest rates. The Company uses fixed rate debt to finance the ownership of its properties. The table that follows summarizes the Company's fixed rate debt obligations outstanding at December 31, 2004. This information should be read in conjunction with Note 4—Borrowing Arrangements.

        Short and Long Term Debt (in thousands) maturing in:

	YEAR
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
Fixed rate	$—	$—	$—	$831	$925	$68,060	$69,816	$71,705
Average interest rate	8.6%	8.6%	8.6%	8.6%	8.6%	8.6%

Selected Quarterly Financial Data (unaudited)

        Selected quarterly financial information for the years ended December 31, 2004 and 2003 is as follows:

	(in thousands except for per share data) 2004
	1st	2nd	3rd	4th
Revenues	$23,922	$24,531	$18,238	$23,216
Operating income (loss)	1,323	985	(1,889)	1,083
Net loss	(319)	(524)	(3,371)	(388)
Net loss per share	$(0.09)	$(0.14)	$(0.91)	$(.10)
	2003
	1st	2nd	3rd	4th
Revenues	$23,684	$21,755	$17,655	$21,802
Operating income (loss)	1,021	(268)	(1,134)	(810)
Net loss	(345)	(1,267)	(1,804)	(3,015)
Net loss per share	$(0.09)	$(0.35)	$(0.48)	$(0.82)

Accounting and Tax Business Solutions Financial Services	REPORT OF REGISTERED INDEPENDENT ACCOUNTANTS To the Board of Directors and Stockholders of Sonesta International Hotels Corporation:
Technology Services
We have audited the accompanying consolidated balance sheet of Sonesta International Hotels Corporation and subsidiaries as of December 31, 2004 and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Sonesta International Hotels Corporation and subsidiaries as of and for the years ended December 31, 2003 and 2002, were audited by other auditors whose report dated March 12, 2004 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Also, an audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sonesta International Hotels Corporation and subsidiaries as of December 31, 2004 and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

VITALE, CATURANO & COMPANY, LTD.
Boston, Massachusetts March 15, 2005

    Certified Public Accountants                           An Independent Member of Baker Tilly International
    80 City Square, Boston, Massachusetts 02129        617 • 912 • 9000        FX 617 • 912 • 9001        www.vitale.com

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the three years ended December 31, 2004
(in thousands except for per share data)

	2004	2003		2002
Revenues:
Rooms	$51,291		$48,357		$52,644
Food and beverage	25,602		24,581		24,807
Management, license and service fees	4,319		3,445		4,174
Parking, telephone and other	8,695		8,513		8,506

	89,907		84,896		90,131

Costs and expenses:
Costs and operating expenses	40,923		39,395		40,326
Advertising and promotion	7,203		7,024		7,626
Administrative and general	15,354		16,035		15,243
Human resources	1,588		1,469		1,583
Maintenance	5,596		5,902		6,338
Rentals	7,098		5,778		5,866
Property taxes	2,483		1,914		2,584
Depreciation and amortization	8,160		8,570		8,289

	88,405		86,087		87,855

Operating income (loss)	1,502		(1,191)		2,276
Other income (deductions):
Interest expense	(6,249)		(6,194)		(6,259)
Interest income	389		358		460
Foreign exchange profit (loss)	10		(22)		10
Gain on sales of assets	172		652		—

	(5,678)		(5,206)		(5,789)

Loss from continuing operations before income taxes	(4,176)		(6,397)		(3,513)
Income tax provision (benefit)	426		34		(790)

Loss from continuing operations	(4,602)		(6,431)		(2,723)
Discontinued operations (Note 9):
Loss from operations and sale of discontinued hotel	—		—		(1,928)
Income tax benefit	—		—		(655)

Loss on discontinued operations	—		—		(1,273)

Net loss	$(4,602)		$(6,431)		$(3,996)

Basic and diluted loss per share from:
Continuing operations	$(1.24)		$(1.74)		$(.74)
Discontinued operations	—		—		(.34)

Net loss per share	$(1.24)		$(1.74)		$(1.08)

Dividends per share	$—	$	..05	$	..20
Weighted average shares outstanding	3,698		3,698		3,698

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003
(in thousands, except for per share amounts)

	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	$7,950	$4,327
Restricted cash	927	—
Accounts and notes receivable:
Trade, less allowance of $212 ($221 in 2003) for doubtful accounts	6,960	7,844
Other, including current portion of long-term receivables and advances	1,601	494

Total accounts and notes receivable	8,561	8,338
Inventories	1,215	1,108
Prepaid expenses and other current assets	2,455	2,509

Total current assets	21,108	16,282
Long-term receivables and advances	9,066	10,031
Property and equipment, at cost:
Land and land improvements	9,102	9,102
Buildings	57,861	60,521
Furniture and equipment	41,050	42,428
Leasehold improvements	7,527	7,201
Projects in progress	148	60

	115,688	119,312
Less accumulated depreciation and amortization	39,050	38,463

Net property and equipment	76,638	80,849
Other long-term assets	2,725	2,957

	$109,537	$110,119

See accompanying notes to consolidated financial statements.

	2004	2003
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$3,383	$3,403
Advance deposits	2,861	2,972
Federal, foreign and state income taxes	740	576
Accrued liabilities:
Salaries and wages	2,111	1,629
Rentals	6,417	5,025
Interest	305	297
Pension and other employee benefits	751	180
Other	1,056	1,851

	10,640	8,982

Total current liabilities	17,624	15,933
Long-term debt	69,816	69,311
Deferred federal and state income taxes	5,131	5,091
Other non-current liabilities	5,702	3,918
Commitments and contingencies
Stockholders' equity:
Common stock:
Class A, $.80 par value
Authorized—10,000 shares
Issued—6,102 shares at stated value	4,882	4,882
Retained earnings	18,435	23,037
Treasury shares—2,404, at cost	(12,053)	(12,053)

Total stockholders' equity	11,264	15,866

	$109,537	$110,119

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the three years ended December 31, 2004
(in thousands, except for per share data)

	COMMON STOCK		TREASURY SHARES			TOTAL
	No. of shares	Amount	No. of shares	Amount	Retained earnings	No. of shares outstanding	Stockholders' equity
Balance January 1, 2002	6,102	$4,882	(2,404)	$(12,053)	$34,389	3,698	$27,218
Cash dividends on common stock ($0.20 per share)	—	—	—	—	(740)	—	(740)
Net loss	—	—	—	—	(3,996)	—	(3,996)

Balance December 31, 2002	6,102	4,882	(2,404)	(12,053)	29,653	3,698	22,482
Cash dividends on common stock ($0.05 per share)	—	—	—	—	(185)	—	(185)
Net loss	—	—	—	—	(6,431)	—	(6,431)

Balance December 31, 2003	6,102	4,882	(2,404)	(12,053)	23,037	3,698	15,866
Net loss	—	—	—	—	(4,602)	—	(4,602)

Balance December 31, 2004	6,102	$4,882	(2,404)	$(12,053)	$18,435	3,698	$11,264

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three years ended December 31, 2004
(in thousands)

	2004	2003	2002
Cash provided (used) by operating activities
Net loss	$(4,602)	$(6,431)	$(3,996)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Pension expense	2,242	1,483	1,672
Depreciation and amortization of property and equipment	8,160	8,420	8,289
Other amortization	90	240	90
Deferred federal and state income tax provision	40	127	31
Gain on sales of assets	(172)	(652)	—
Deferred interest income	(228)	(197)	(179)
Deferred interest expense	504	214	—
Loss from discontinued operations	—	—	1,928
Changes in assets and liabilities
Restricted cash	(927)	—	—
Accounts and notes receivable	804	(788)	(235)
Refundable income taxes	2	1,562	(101)
Inventories	(107)	1	304
Prepaid expenses and other	54	823	670
Accounts payable	23	(742)	244
Advance deposits	(111)	(380)	(1,224)
Federal, foreign and state income taxes	164	(272)	(121)
Accrued liabilities	1,199	(835)	(912)

Cash provided by operating activities	7,135	2,573	6,460
Cash provided (used) by investing activities
Proceeds from sales of assets	478	1,078	9,955
Expenditures for property and equipment	(4,054)	(6,524)	(8,083)
New loans and advances	(1,069)	(3,104)	(3,689)
Payments received on long-term receivables and advances	1,176	348	337
Net cash deficit from discontinued operations	—	—	(273)
Other investments	(43)	(1,219)	(465)

Cash used by investing activities	(3,512)	(9,421)	(2,218)
Cash used by financing activities
Scheduled payments on long-term debt	—	(945)	(867)
Payments on long-term debt following sale of hotel	—	—	(4,216)
Cash dividends paid	—	(555)	(740)

Cash used by financing activities	—	(1,500)	(5,823)

Net increase (decrease) in cash and cash equivalents	3,623	(8,348)	(1,581)
Cash and cash equivalents at beginning of year	4,327	12,675	14,256

Cash and cash equivalents at end of year	$7,950	$4,327	$12,675

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         1.  Basis of Presentation and Significant Accounting Policies

Basis of Presentation:

        Sonesta International Hotels Corporation (the Company) is engaged in the operation of hotels in Boston (Cambridge), Massachusetts; New Orleans, Louisiana; and Key Biscayne, Florida. The Company also operates, under management agreements, hotels in Bermuda (until June 1, 2004); Coconut Grove and Sunny Isles (Miami), Florida; New Orleans, Louisiana; and in Cairo, Sharm El Sheikh, Luxor, Taba, and Port Said, Egypt. The Company also manages three Nile River cruise ships in Egypt. Sonesta has granted licenses, for which it receives fees, for the use of its name for hotels in St. Maarten, Peru, Brazil and Italy.

        In September 2002, the Company sold the Sonesta Beach Resort Anguilla (see Note 9—Discontinued Operations). The Company's revenues and results from operations for the 2002 period present the operations of the resort as a discontinued operation.

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

Revenues:

        A substantial portion of our revenues result from the operations of our owned and leased hotels. These revenues are generally recognized as hotel services are provided to our guests. Management fees represent income from hotels operated under management agreements. Fee income is usually based on a percentage of revenues (management and marketing fees) or a share of profits, as defined (incentive fees). All fee income is recognized when earned in accordance with the terms of our agreements. License fees are earned based on a percentage of revenues from those hotels to which the Company has licensed the use of its name.

Advertising:

        The cost of advertising is generally expensed as incurred.

Property and Equipment:

        Property and equipment are stated at cost. Depreciation and amortization of items of property and equipment are computed generally on the straight-line method based on the following estimated useful lives:

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

Fair Value of Financial Instruments:

        The Company's financial instruments consist of cash and cash equivalents, accounts and notes receivable, accounts payable and long-term debt. With the exception of its long-term debt, the Company believes that the carrying value of its financial instruments approximates their fair values. The book balance at December 31, 2004 of the Company's long-term debt, which carries an interest rate of 8.6%, is $69,816,000. The Company estimates the fair value of this debt at approximately $71,705,000, based on current prevailing interest rates for similar mortgage debt.

Impact of Recently Issued Accounting Standards:

        In the first quarter of 2004, the Company adopted Financial Accounting Standards Board ("FASB") interpretation No. 46 (R), "Consolidation of Variable Interest Entities" ("Interpretation 46") which clarified the conditions under which assets, liabilities and activities of another entity should be consolidated into the financial statements of a company. Interpretation 46 requires the consolidation of a variable interest entity by a company that bears the majority of the risk of loss from the variable interest entity's activities, is entitled to receive a majority of the variable interest entity's residual returns, or both. Management believes the management agreements with Trump International Sonesta Beach Resort Sunny Isles and Sonesta Hotel and Suites Coconut Grove are variable interests. The Company does not believe it bears the majority of the risk or loss from the variable interest entity's activities or is entitled to receive the majority of the variable interest entity's residual returns. Accordingly, the adoption of Interpretation 46 did not have a material impact on the Company's overall financial position and results of operations.

        FASB Statement No. 123 (Revised 2004), Share-Based Payment (SFAS 123R) was issued in December, 2004. SFAS 123R replaces SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123), and supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123R requires companies to recognize the compensation cost related to share-based payment transactions with employees in the financial statements. Since the Company has no share based compensation plans of any kind, the adoption of SFAS 123R is not expected to have an effect on the Company's overall financial position and results of operations.

        The Company adopted FASB Statement No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits", which was issued in December 2003. Statement 132 revises employer's disclosures about pension plans and other post-retirement benefit plans, and requires additional disclosures about the assets, obligations, cash flows and net periodic benefit costs of defined benefit pension plans and other defined post-retirement benefit plans.

Use of Estimates:

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification:

        Certain amounts in the 2002 and 2003 financial statements have been reclassified to conform to the 2004 presentation.

Statement of Cash Flows:

        Cash and cash equivalents consists of cash on hand and short-term, highly liquid investments with original maturities of less than 90 days, which are readily convertible into cash.

        Cash paid for interest in 2004, 2003 and 2002 was approximately $5,647,000, $6,136,000 and $6,366,000, respectively. Cash paid for income taxes in 2004 was approximately $224,000. Net cash refunded for income taxes in 2003 and 2002 was approximately $1,384,000 and $1,253,000.

2.  Operations

        The Company operates the Sonesta Hotel & Suites Coconut Grove, Miami, which is a condominium hotel that opened in April 2002. Under its agreements, the Company is committed to fund net operating losses, and to provide the hotel's owner with a minimum annual return of $500,000 starting January 1, 2004 subject to certain inflationary adjustments. From April 2002 through December 2004, the Company contributed and expensed $1,804,000. This amount consisted of $1,726,000 for hotel losses incurred during 2002 and 2003, and a $78,000 shortfall in achieving the minimum owner's return for 2004. The Company recorded charges of $54,000, $800,000 and $950,000 in 2004, 2003 and 2002, respectively.

        The Company operates the Trump International Sonesta Beach Resort, a condominium hotel in Sunny Isles Beach, Florida. This hotel opened in April 2003. Under its agreements, the Company advanced funds for pre-opening costs and working capital. In addition, the Company is required to contribute to the cost for the hotel's non-guestroom furniture, fixtures and equipment ("FF&E") in excess of $3,000,000, and has guaranteed an equipment lease in the original amount of $1,000,000. Under the same agreements, the Company committed to advance 50% of the hotel's net operating losses for the period from the opening of the hotel until November 1, 2004. After November 1, 2004 the Company is committed to advance funds for operating losses and to provide the hotel's owner with an annual minimum return of $800,000. Amounts advanced for losses and minimum return payments, as well as amounts advanced for pre-opening costs, are subject to repayment out of excess profits in subsequent years. The Company and the hotel's owner are in dispute regarding the amount of the Company's contribution to the hotel's FF&E, and the amount spent on pre-opening (see note 10, Legal Proceedings). The Company advanced $2,397,000 for pre-opening and $1,391,000 for losses at December 31, 2004. Management considers these advances, which are included in long-term receivables, fully realizable. In addition, the Company has recorded an investment of $2,000,000 (of which $1,728,000 was funded at December 31, 2004), relative to its commitment to fund part of the non-guestroom FF&E. The Company also has other, minor commitments, including the purchase of two condominium units, which are delayed pending resolution of outstanding disputes.

        During 2004, the Company started operating Sonesta Beach Resort Taba, in Egypt, under a management agreement. Also during 2004, the Company granted licenses for the use of its name to hotels in St. Maarten and Sao Paulo, Brazil.

        The Company sold Sonesta Beach Resort Anguilla in September 2002 for $10,450,000. Net proceeds, before taxes, were $5,739,000, after payment of the remaining balance of $4,216,000 of the mortgage loan which encumbered the resort, and after payment of commissions and expenses related to the sale of $495,000.

        Gross revenues for hotels operated by the Company under management contracts, by geographic area, for the three years ended December 31, 2004, are summarized below:

	(in thousands) (unaudited)
	2004	2003	2002
United States	$45,077	$26,296	$15,158
Bermuda	—	16,105	20,594
Egypt	36,139	25,710	26,872

	$81,216	$68,111	$62,624

        Costs and operating expenses for owned and leased hotels for the three years ended December 31, 2004 are summarized below:

	(in thousands)
	2004	2003	2002
Direct departmental costs:
Rooms	$13,043	$12,761	$13,516
Food and beverage	20,232	19,391	19,453
Heat, light and power	3,348	2,975	2,861
Other	4,300	4,268	4,496

	$40,923	$39,395	$40,326

        Direct departmental costs include payroll expense and related payroll burden, the cost of food and beverage consumed and other departmental costs.

        The Company experienced losses in the years 2001 through 2004 as a result of declines in business and leisure travel since September 2001. The Company has agreed with its lender to restructure the long term debt on Sonesta Beach Resort Key Biscayne and Royal Sonesta Hotel Boston (Cambridge). Under the terms of this restructuring, interest and principal payments have been reduced for a four year period starting on January 1, 2004. Management believes that the reduced principal and interest payments, combined with some or all of the Company's efforts to contain or reduce costs and its ability to borrow under its lines of credit will be sufficient for the Company to meet its working capital needs, operating expenses, rent and capital expenditures in the normal course of its business for the foreseeable future.

3.  Long-Term Receivables and Advances

	(in thousands)
	December 31, 2004	December 31, 2003
Sharm El Sheikh, Egypt (a)	$646	$678
Sonesta Hotel & Suites Coconut Grove (b)	5,201	5,483
Trump International Sonesta Beach Resort (c)	3,788	3,900
Other	741	275

Total long-term receivables	10,376	10,336
Less: current portion	1,310	305

Net long-term receivables	$9,066	$10,031

(a)
This loan, in the original amount of $1,000,000, was made in 1996 and 1997 to the owner of the Sonesta Beach Resort, Sharm El Sheikh. The loan bears interest at the prime rate (5.25% at December 31, 2004) and is adjusted semi-annually. The Company loaned the hotel's owner an additional $225,000 in 2004 to help finance the construction of additional hotel facilities. Currently, the loan is being repaid with monthly payments of $23,800. The loan matures in 2007.

(b)
This loan was made to the owner of the Sonesta Hotel & Suites Coconut Grove, Miami, which opened in April 2002. The Company has loaned $4,000,000 to fund construction and furniture, fixtures and equipment ("FF&E") costs, and, in addition, has loaned $1,000,000 for pre-opening costs and working capital. The loan for construction and FF&E costs bears interest at the prime rate (5.25% at December 31, 2004) plus 0.75%. No interest is being charged on the loan for pre-opening costs. These loans are secured by a mortgage on the hotel property. Starting in 2004, these loans are being repaid, the loan for pre-opening costs first, out of hotel profits that would otherwise be available for distribution to the owner, and, to the extent the hotel's earnings are insufficient to pay the owner the minimum annual owner's return, out of the minimum returns funded by the Company.

(c)
This amount represents advances made to the owner of Trump International Sonesta Beach Resort Sunny Isles for pre-opening costs ($2,397,000) and for the Company's share of the losses of the resort from the opening in April 2003 through October 31, 2004 ($1,391,000). No interest is charged on these advances, which will be repaid out of future available profits generated by the hotel.

        Management continually monitors the collectability of its (long-term) receivables and advances and believes they are fully realizable.

4.  Borrowing Arrangements

Credit Lines

        The Company has a $2,000,000 demand line of credit. This line bears interest at the prime rate (5.25% at December 31, 2004). Advances under this line require the bank's approval each time a request is made. No amounts were outstanding under this line of credit at December 31, 2004.

        A subsidiary of the Company has a $3,000,000 line of credit, which expires on December 31, 2005. The loan is secured by a mortgage on the Company's leasehold interest in the Royal Sonesta Hotel New Orleans, and by a Company guaranty. The terms of the line require a certain minimum level of income, a minimum net worth and a maximum defined debt to net worth ratio for Royal Sonesta Hotel New Orleans. The interest rate is LIBOR plus 3% (5.4% at December 31, 2004), and the commitment fee on the unused portion of the line is 0.65% per annum. No amounts were outstanding under this line of credit at December 31, 2004.

        During 2004 and 2003, average short-term borrowings were $21,000 and $227,000, respectively, at average interest rates of 4% and 4.1%. The maximum amounts of short-term borrowings during 2004 and 2003 were $800,000 and $2,119,000, respectively. There were no short-term borrowings during 2002.

Long-Term Debt

	(in thousands)
	December 31, 2004	December 31, 2003
Charterhouse of Cambridge Trust and Sonesta of Massachusetts Inc.:
First mortgage note (a)	$39,633	$39,347
Sonesta Beach Resort Limited Partnership:
First mortgage note (b)	29,967	29,750
Accrued interest	216	214

Total long-term debt	$69,816	$69,311

        The Company's long-term debt is secured by first mortgages on the Royal Sonesta Hotel Boston (Cambridge) and Sonesta Beach Resort Key Biscayne properties, which are included in fixed assets at net book values of $20,610,000 and $39,111,000, respectively, at December 31, 2004. Both loans are provided by the same lender, and are cross-collateralized. The interest rate on the loans is 8.6% for the term of the loan, and both loans mature in July 2010. Prepayment of these loans is subject to early payment penalties, based on prevailing interest rates at the time of prepayment. Combined monthly payments of principal and interest on both loans were $584,624 until December 2003, based on a 25 year amortization schedule of the principal balance.

        Effective December 1, 2003, the Company and the lender restructured the mortgage loans for a four year period, as follows: starting January 1, 2004, and through December 1,

2006, the Company is required to make payments of interest only at 5% per annum, and starting on January 1, 2007 and through December 1, 2007, the Company will be required to make payments of interest only at 8.6% per annum. On January 1, 2008, payments will resume at the original amounts. During the restructuring period, interest will continue to accrue at 8.6%, and unpaid interest will be added to the principal balance of the loans on December 1 of each year. During each year of the restructuring, combined excess cash flow from the two hotels remaining after payment of interest is required to be paid into escrow, and may be used solely for the future payment of hotel expenses or capital expenditures, or to reduce the amount of the accrued and unpaid interest. At December 31, 2004, excess cash flow payments of $927,000 are included in Restricted Cash on the Company's balance sheet. On December 1, 2004, an amount of $504,000 of deferred interest was added to the principal balance of the loans.

        Aggregate principal payments for the years subsequent to December 31, 2004, are as follows:

Year	(in thousands)
2005	$—
2006	—
2007	—
2008	831
2009	925
Thereafter	68,060

5.  Stockholders' Equity

Basic Earnings (Losses) per Share

        As the Company has no dilutive securities, there is no difference between basic and diluted earnings per share. The following table sets forth the computation of basic losses per share (in thousands, except for per share data):

	2004	2003	2002
Numerator:
Loss from continuing operations	$(4,602)	$(6,431)	$(2,723)
Loss from discontinued operations	—	—	(1,273)

Numerator for earnings per share	$(4,602)	$(6,431)	$(3,996)

Denominator:
Weighted average number of shares outstanding	3,698	3,698	3,698

Loss per share:
Continuing operations	$(1.24)	$(1.74)	$(0.74)
Discontinued operations	—	—	(0.34)

Loss per share	$(1.24)	$(1.74)	$(1.08)

6.  Commitments and Contingencies

        The Company operates the Sonesta Hotel & Suites Coconut Grove, Miami, which is a condominium hotel that opened in April 2002, and the Trump International Sonesta Beach Resort, a condominium hotel in Sunny Isles Beach, Florida, which opened in April 2003. Under the management agreements for these hotels, the Company is committed to fund certain operating losses and minimum returns to the owners of the hotels. These commitments are described, in detail, in Note 2—Operations.

        The Company has also guaranteed an equipment lease in the original amount of $1,000,000 on behalf of the Trump International Sonesta Beach Resort Sunny Isles. The lease is due in monthly installments with final payment due in June, 2008. The Company would be obligated to perform under this guarantee if the Trump International Sonesta Beach Resort Sunny Isles failed to pay principal and interest payments to the lender when due. Including accrued interest, as of December 31, 2004 the maximum potential amount of future (undiscounted) payments under this guarantee would be $818,000.

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

        Minimum fixed rentals under operating leases, principally on real estate, payable subsequent to December 31, 2004 (exclusive of real estate taxes, insurance and other occupancy costs) are as follows:

Period	(in thousands) Operating leases
2005	$705
2006	672
2007	635
2008	601
2009	592
Thereafter	1,506

$4,711

        Rentals charged to operations are as follows:

	(in thousands)
	2004	2003	2002
Real Estate:
Fixed rentals	$662	$739	$825
Percentage rentals based on defined operating profits	6,417	5,019	5,000
Other rentals	19	20	41

	$7,098	$5,778	$5,866

        The Company has incentive compensation plans for management under which hotel profit bases, as established annually, must be achieved before any incentive compensation may be earned. The incentive compensation charged to operations was $533,000 in 2004, $208,000 in 2003 and $689,000 in 2002.

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

Obligations and Funded Status

        The following table sets forth the funded status of the Plan at December 31, 2004 and 2003:

	(in thousands)
	2004	2003
Change in benefit obligation
Benefit obligation at beginning of year	$27,674	$23,923
Service cost	1,618	1,211
Interest cost	1,865	1,672
Actuarial loss	3,695	2,130
Benefits paid	(1,567)	(1,262)

Benefit obligation at end of year	33,285	27,674
Change in plan assets
Fair value of plan assets at beginning of year	19,727	17,298
Actual return on plan assets	2,095	2,644
Employer contribution	—	1,203
Benefits paid	(1,567)	(1,262)
Administrative expenses	(219)	(156)

Fair value of plan assets at end of year	20,036	19,727
Projected benefit obligation in excess of Plan assets	13,249	7,947
Unrecognized actuarial loss	(6,654)	(3,726)
Unrecognized prior service cost	(549)	(638)
Unrecognized transition asset	88	176

Accrued pension liability	$6,134	$3,759

        The Company recognized accrued benefit costs of $6,134,000 and $3,759,000 in its statement of financial position at December 31, 2004 and 2003, respectively.

        The following table presents the projected and accumulated benefit obligation compared to plan assets:

	(in thousands)
	December 31,
	2004	2003
Projected benefit obligation	$33,285	$27,674
Accumulated benefit obligation	25,993	22,125
Fair value of plan assets	20,036	19,727

        The components of the Company's net periodic pension cost for the Plan were as follows:

	(in thousands)
	2004	2003	2002
Service cost	$1,618	$1,211	$1,425
Interest cost	1,865	1,672	1,732
Expected return on plan assets	(1,591)	(1,558)	(1,684)
Amortization of prior service cost	89	88	90
Amortization of transition asset	(88)	(88)	(88)
Recognized actuarial loss	481	221	223

Total plan benefit cost	2,374	1,546	1,698
Amounts charged to hotels operated under management contracts	132	62	19

Net periodic benefit cost	$2,242	$1,484	$1,679

        Weighted-average assumptions used to determine benefit obligations at each of the three years ending December 31 were:

	2004	2003	2002
Discount rate	5.75%	6.25%	6.75%
Rate of compensation increase	3.00%	3.00%	3.00%

        Weighted-average assumptions used to determine net periodic pension costs for each of the three years ended December 31 were:

	2004	2003	2002
Discount rate	6.25%	6.75%	6.75%
Expected return on plan assets	8.50%	8.50%	8.50%
Rate of compensation increase	3.00%	3.00%	4.00%

        The assumed rate of return on plan assets has remained unchanged since 1988. Management believes 8.50% is a realistic long-term rate of return. The balanced retirement fund into which plan assets have been invested since 1987 has provided a composite average annual rate of return of 11% since 1987.

Plan Assets

        The Plan's weighted-average asset allocations at December 31, 2004 and 2003, by asset category, were as follows:

	Plan assets at December 31,
	2004	2003
Cash & money market investments	4%	1%
Government debt securities	19%	24%
Corporate debt securities	5%	5%
Equity securities	72%	70%

	100%	100%

        The Plan's assets have been invested in a balanced retirement investment fund managed by a Boston-based investment management company since 1987. The investment objective of the fund is to achieve capital growth over the long-term through a broadly diversified, actively managed blend of stocks, bonds and money market instruments. In order to moderate the Fund's risk and volatility, a mix of assets is selected for the Fund with the dual objective of providing the opportunity to participate in favorable economic environments, and also moderating downside risk in the event economic conditions deteriorate. To further balance risk and return, individual investments are held across a wide range of economic sectors. Specific equity selections focus on financially sound companies with strong competitive positions in their industry. Bond holdings are primarily of higher quality issuers.

Cash Flows

        The Company expects to make contributions to its Plan in 2005 of $605,000.

        The following table sets forth estimated future benefit payments from the Plan. These estimated payments include expected future service.

(in thousands)
Estimated Pension Benefit Payments
2005	$978
2006	1,000
2007	1,034
2008	1,007
2009	1,090
2010 through 2014	6,899

Savings Plan

        The Company has an employee savings plan (the Savings Plan) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the

Savings Plan, participating U.S. employees may defer a portion of their pre-tax earnings up to the Internal Revenue Service annual contribution limit. All U.S. employees of the Company are eligible to participate in the Savings Plan. Participating employees may choose to invest their contributions in each one of nineteen mutual funds, which include equity funds, balanced funds and a money market fund. The Savings Plan does not provide for contributions by the Company. The Company does bear the cost of administering the Plan, which were $23,000 for 2004, and $25,000 for each of the years 2003 and 2002.

8.  Segment Information

        The Company has two reportable segments: Owned and Leased Hotels, and Management Activities. The Owned and Leased Hotels segment consists of the operations of the Company's owned hotels in Boston (Cambridge) and Key Biscayne, and the operation of its leased property in New Orleans. Revenues for this segment are derived mainly from rooms, food and beverage, parking and telephone receipts from hotel guests. The Management Activities segment includes the operations of hotels and resorts under management agreements, and also includes fees from hotels to which the Company has granted licenses. Revenues from this segment are derived mainly from management, marketing, license and service fees charged to the third party owners of these properties. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. The segments' operating income or losses and pretax profit or losses are after giving effect to management, marketing and service fees to the Company's owned and leased properties. Segment data for the three years ended December 31, 2004 follows:

Year ended December 31, 2004

	(in thousands)
	Owned & Leased Hotels	Management Activities	Consolidated
Revenues	$85,500	$4,407	$89,907
Operating income (loss) before depreciation and amortization expense	11,912	(2,250)	9,662
Depreciation and amortization	(7,586)	(574)	(8,160)
Interest income (expense), net	(6,205)	345	(5,860)
Other income (deductions)	(20)	202	182

Segment pre-tax loss	(1,899)	(2,277)	(4,176)
Segment assets	84,656	24,881	109,537
Segment capital additions	3,746	308	4,054

Year ended December 31, 2003

	(in thousands)
	Owned & Leased Hotels	Management Activities	Consolidated
Revenues	$81,419	$3,477	$84,896
Operating income (loss) before depreciation and amortization expense	11,573	(4,194)	7,379
Depreciation and amortization	(8,004)	(566)	(8,570)
Interest income (expense), net	(6,137)	301	(5,836)
Other income	590	40	630

Segment pre-tax loss	(1,978)	(4,419)	(6,397)
Segment assets	87,532	22,587	110,119
Segment capital additions	6,228	296	6,524

Year ended December 31, 2002

	(in thousands)
	Owned & Leased Hotels	Management Activities	Consolidated
Revenues	$85,931	$4,200	$90,131
Operating income (loss) before depreciation and amortization expense	13,592	(3,027)	10,565
Depreciation and amortization	(7,839)	(450)	(8,289)
Interest income (expense), net	(6,201)	402	(5,799)
Other income	—	10	10

Segment pre-tax loss	(448)	(3,065)	(3,513)
Segment assets	89,967	28,483	118,450
Segment capital additions	6,666	1,417	8,083

        Segment assets for Management Activities in the information above include cash held in corporate accounts, and loans to and receivables from properties under management and license agreements. Segment assets for Owned and Leased hotels include the book value of the hotels' fixed assets, and the hotels' other current and long-term assets.

        Segment data by geographic area of the Company's revenues, operating income and long-lived assets follows:

	(in thousands) Revenues
	2004	2003	2002
United States	$87,538	$83,031	$87,938
Other	2,369	1,865	2,193

Consolidated	$89,907	$84,896	$90,131

	Operating income (loss)
	2004	2003	2002
United States	$(295)	$(2,364)	$858
Other	1,797	1,173	1,418

Consolidated	$1,502	$(1,191)	$2,276

	Long-lived Assets
	2004	2003	2002
United States	$75,851	$80,034	$82,329
Other	787	815	842

Consolidated	$76,638	$80,849	$83,171

9.  Discontinued Operations

        In September 2002, the Company sold the Sonesta Beach Resort Anguilla for $10,450,000. The financial statements for the 2002 period have been reclassified to present the operations and sale of the resort as a discontinued operation. Following is a summary of the loss reported on the sale of the resort, as well as the operating result for the year 2002:

(in thousands) 2002
Sale price	$10,450
Book value of assets sold	(11,245)
Costs and expenses, including commission to broker	(495)

Loss on sale of property before income tax benefit	(1,290)
Revenues from operations	2,545
Expenses	(3,183)

Loss from operations before income tax benefit	(638)

Loss from discontinued operations, before income tax benefit	(1,928)
Income tax benefit	(655)

Loss from discontinued operations	$(1,273)

10.  Legal Proceedings

Chateau Sonesta Hotel New Orleans

        A subsidiary of the Company, Sonesta Louisiana Hotels Corporation ("SLHC"), which operates Chateau Sonesta Hotel, in New Orleans (the "Hotel"), was involved in an arbitration pursuant to the terms of the Management Agreement between the owner of the Hotel and SLHC. The owner alleged that SLHC failed to perform certain obligations under the Management Agreement, specifically its obligations to (A) "use all reasonable efforts to operate the Hotel...in a manner that achieves a high level of guest satisfaction and profitability", and (B) exercise all reasonable efforts to assure that Sonesta Hotels' corporate services "are billed to the Hotel and to the Royal Sonesta Hotel, New Orleans on a fair and equitable basis". The position established by owner's arbiter claimed damages of $2,952,000, and SLHC's arbiter maintained that no more than $268,000 in damages should be awarded. In May 2004, a decision was rendered in favor of SLHC by a third arbiter selected by the parties. The Company recorded expenses of $281,000 and $847,000 in 2004 and 2003, respectively, related to the award for damages of $268,000, as well as its share of the costs of the arbitration, and the Company's legal and consulting fees.

Trump International Sonesta Beach Resort Sunny Isles

        Sonesta Hotels of Florida, Inc. ("SHF"), a wholly owned subsidiary of the Company, operates Trump International Sonesta Beach Resort, in Sunny Isles, Florida (the "Hotel"), under a Management Agreement with the Hotel's owner, Sunny Isles Luxury Ventures L.C. ("SILV"). The Hotel opened for business in April 2003. The Hotel is a condominium hotel, and the guestrooms are owned by third party buyers and, to the extent condominium units remain unsold, by SILV. Included in the Management Agreement is an option to purchase the Hotel's non-guestroom areas (the "Hotel Lot"). The purchase price is twenty million dollars ($20,000,000), which is 100% financed by SILV by means of a non-recourse, 25 year loan secured by a mortgage on the Hotel Lot. The Company exercised its purchase option in September 2004, and the parties agreed that they would close the transaction in early January 2005. Despite its earlier agreements, SILV has taken the position that it will not close on this transaction. The Company believes SILV has no basis to delay the closing date, and has filed a complaint with the Circuit Court of the 11th Judicial Circuit in Miami-Dade County, Florida, to compel SILV to close the transaction. Because of this, the closing date will be postponed pending either a ruling compelling SILV to close or the parties otherwise agreeing to close. In the meantime, the Company continues management of the Hotel as usual. Since payments on the mortgage loan following the closing are the same as the payments of minimum owner's return and additional owner's return under the Management Agreement, there is no effect on the Company's cash flow from operations as a result of this delay on closing the transaction. The delay in closing this transaction postpones the repayment to the Company of the approximately $2,397,000 it advanced for the Hotel's pre-opening expenses.

        In addition, SILV and the Company agreed to resolve in a binding arbitration issues related to whether or not certain non-guestroom area furniture, fixtures and equipment ("FF&E") falls within the Company's obligation to fund "Excess FF&E" under the Management Agreement, and SILV's contention that Sonesta has spent excessive amounts on pre-opening expenses. The arbitration proceedings were completed during the week ending February 11th, 2005, and a decision will be rendered by the arbiter within 45 days following the proceedings. The Company maintains that the $2,397,000 it advanced for pre-opening expenses was appropriate, and in line with industry norms, and expects that its position will prevail. With regards to the FF&E issue, SILV has claimed that certain construction items were part of FF&E, and that Sonesta also committed to fund certain FF&E for the guestrooms, which the Company believes, based on the management agreement, was SILV's responsibility. The Company has recorded an investment of $2,000,000 for Excess FF&E, of which $1,728,000 was funded at December 31, 2004. SILV contends that an additional $1,382,000 should be considered Sonesta's responsibility, which the Company disputes.

        The Company is also from time to time subject to routine litigation incidental to its business, and generally covered by insurance. The Company believes that the results of such litigation will not have a materially adverse effect on the Company's financial condition.

11.  Subsequent Events

        On January 18, 2005, Sonesta Beach Resort Limited Partnership ("SBRLP"), a wholly owned subsidiary of the Company, and owner of Sonesta Beach Resort Key Biscayne, entered into a partnership agreement with Fortune International, a Miami-based real estate development and brokerage firm, for the purpose of redeveloping the Sonesta Beach Resort. SBRLP will be a 50% limited partner in the new partnership, and Fortune International will be the general partner and a limited partner, also owning a 50% interest.

        SBRLP and Fortune International intend to redevelop the Sonesta Beach Resort site as a 5-star Sonesta condominium hotel. SBRLP contemplates that the existing Resort, which has operated under the "Sonesta" flag since it opened in 1969, will remain in operation through August 2006, when construction of the new Sonesta resort is expected to begin. It is anticipated that the new resort will include a minimum of 300 luxury hotel condominium units, restaurants, meeting/function space, a spa, and other facilities customary to the finest resorts in South Florida.

        SBRLP will contribute the land, which is valued at $120,000,000, to the partnership. In return, SBRLP will receive $30,000,000 in cash, and will be relieved of the existing $29,967,000 mortgage loan on the site (see note 4, Borrowing Arrangements). In addition SBRLP will receive a 50% partnership interest, with a priority return of $60,000,000, to be paid from the net proceeds of the sales of condominium units in the new resort. Fortune International will have sole responsibility for arranging financing and completing construction of the new Sonesta resort. The parties' agreements are subject to customary closing conditions, and a closing of this transaction is expected on or before April 18, 2005. However, there can be no assurance that this transaction will be completed as planned.

12.  Income Taxes

        The table below allocates the Company's income tax expense (benefit) based upon the source of income:

	(in thousands)
	2004		2003		2002
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
Income (loss) before income taxes	$(6,114)	$1,938	$(7,688)	$1,291	$(4,876)	$1,363

Federal, foreign and state income tax provision (benefit):
Current federal income tax (benefit)	$(1,447)	$301	$(2,799)	$626	$(1,383)	$(24)
State and foreign taxes, principally current	125	663	262	168	326	260
Deferred federal income tax (benefit)	(684)	(305)	(310)	(2)	(367)	398
Federal tax valuation allowance	2,131	(358)	2,713	(624)	—	—

	$125	$301	$(134)	$168	$(1,424)	$634

        The Company recorded tax expenses of $426,000 and $34,000 in 2004 and 2003, respectively, despite its pre-tax losses of approximately $4.2 million and $6.4 million. Valuation allowances were recorded against the 2004 and 2003 federal income tax benefit since it is uncertain when the Company will realize a future benefit for the losses incurred in 2004 and 2003. The Company provided for state taxes on its income from Royal Sonesta Hotel New Orleans, and foreign taxes primarily on the Company's management income from it Egyptian operations. In 2003, this provision was reduced by the reversal of a general provision for federal taxes which carried forward from previous years. A reconciliation of net tax expense (benefit) applicable to income before extraordinary items at the statutory rate follows:

	(in thousands)
	2004	2003	2002
Expected benefit for taxes at statutory rate	$(1,420)	$(2,175)	$(1,194)
Valuation allowance	1,773	2,089	—
State income taxes, net of federal benefit	83	173	215
Foreign income taxes, net of federal benefit	—	111	172
Other	(10)	(164)	17

	$426	$34	$(790)

        Deferred tax expense (benefits) result from temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes. The source of these differences and their tax effects are as follows:

	(in thousands)
	2004	2003	2002
Tax depreciation more than book depreciation	$89	$447	$1,284
Foreign tax credits carried forward	(301)	—	—
Alternative minimum tax and general business credits carried forward	(103)	(69)	(1,221)
Pension contribution less than pension expense	(763)	(502)	(168)
Valuation allowance	989	439	—
Other temporary differences	129	(188)	136

	$40	$127	$31

        Temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities that give rise to significant portions of deferred income taxes at December 31, 2004 and 2003 relate to the following:

	(in thousands)
	2004	2003
Long-term deferred tax liabilities (assets)
Depreciation book tax difference	$8,091	$8,002
Foreign tax credits carried forward	(301)	—
Alternative minimum tax and general business credits carried forward	(1,452)	(1,349)
Pension expense in excess of contributions	(2,013)	(1,250)
Expenses accrued but deferred for tax purposes	(396)	(531)
Charitable contributions not currently deductible	(167)	(157)
Valuation allowance	1,428	439
State tax benefits of $1,500,000 ($1,230,000 in 2003) from net operating loss carry-forwards, net of valuation allowance	—	—
Federal tax benefits of $2,370,000 ($1,630,000 in 2003) from net operating loss carry-forwards, net of valuation allowance	—	—
Other	(59)	(63)

Deferred tax liability	$5,131	$5,091

        In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The transaction discussed in Note 11, Subsequent Events, if successfully completed, could generate taxable income. However, there can be no assurance that this transaction will be completed as planned.

        At December 31, 2004, the Company had state net operating loss carry-forwards of approximately $23,600,000 for income tax purposes. Of the total carry-forwards available at December 31, 2004, approximately $2,000,000 expires in 2006, $3,200,000 expires in 2007, $4,800,000 expires in 2008, $4,900,000 expires in 2009, $3,300,000 expires in 2010, $700,000 expires in 2017, $2,300,000 expires in 2018, $1,700,000 expires in 2019, and $700,000 expires in 2020. For financial reporting purposes, valuation allowances of $1,500,000 and $1,230,000 have been recognized at December 31, 2004 and 2003, respectively, to offset the deferred tax assets related to those carry-forwards.

        At December 31, 2004, the Company had federal net operating loss carry-forwards of approximately $7,000,000 for income tax purposes. Approximately $4,800,000 of the total carry forwards available at December 31, 2004 expires in 2023 and $2,200,000 expires in 2024. For financial reporting purposes, a valuation allowance of $2,370,000 has been recognized at December 31, 2004 to offset the deferred tax assets related to those carry-forwards.