Form 10-K, Exhibit 13
period 2005-12-31
SONESTA INTERNATIONAL HOTELS CORP
filed 2006-03-31
CIK 91741

EXHIBIT 13

TO OUR SHAREHOLDERS:

For Sonesta, 2005 was a year of great fortune and great misfortune. In January, we announced that we would form a partnership with Fortune International and redevelop the site of our Sonesta Beach Resort, in Key Biscayne, Florida, as an ultra-luxury condominium hotel and residences. Upon the transfer of the property to the partnership, in April 2005, Sonesta received $60 Million, and will be entitled to another $60 Million on a priority basis from the net sale proceeds of condominium units. Consistent with our previous announcements regarding this project, the existing Resort has continued to operate, and will close in August of this year. We hope to begin construction of the new resort in 2007. Of course, the scope of the project, and timetables, are subject to our obtaining necessary permits and approvals, and financing.

The re-development of Sonesta Key Biscayne has the potential to transform our Company. Cash from the transaction has, to date, funded improvements at Royal Sonesta Boston and a special dividend to shareholders, and has allowed us to establish cash reserves to fund foreseeable needs, and for investment opportunities.

In late August we turned our attention to an entirely different matter: the devastation wrought in New Orleans by Hurricane Katrina. The impact of Katrina, and of Hurricane Rita, has been widely reported, and at this writing the human tragedy continues to unfold. Because our hotels are in the French Quarter, which is higher ground, they fared better than most others. Royal Sonesta Hotel suffered no flooding, sustained only superficial damage from the wind, and was open for business in mid-September. Chateau Sonesta Hotel experienced some flooding of its ground-level, but was able to reopen by December 1. For Sonesta, the real tragedy was experienced by our dedicated hotel employees, many of whom lost their houses and possessions, and were separated from family and friends.

As a gesture of appreciation to the wonderful employees of our New Orleans hotels, we have featured them on the cover of this year’s Annual Report.

For the past 27 years, our Royal Sonesta Hotel New Orleans, the “Grand Dame” of the French Quarter, has enjoyed a reputation for excellence under the stewardship of Hans Wandfluh. Hans recently announced his decision to retire, and will leave the Hotel at the end of March 2006. We wish him happiness and good health as he pursues personal interests, and are pleased to report that Hans has agreed to maintain a relationship with Sonesta and be available to assist us with special projects.

The vagaries of the weather also affected our three hotels in South Florida. While Hurricanes Katrina, Rita and Wilma did not cause extensive physical damage to our properties, they scared away business, costing our hotels hundreds of thousands of dollars of lost revenues. Despite the weather, Sonesta Hotel & Suites, in Coconut Grove, reported better results for the year. Trump Sonesta Resort, in Sunny Isles Beach, continues to improve financially. In spite of the bad weather, its results were significantly better than in 2004.

As previously reported, the Company exercised its option to acquire the hotel operation at Trump Sonesta Resort, in Sunny Isles Beach, Florida, but we have not yet closed that transaction. In early 2005, we filed an action for specific performance in the Circuit Court, in Miami-Dade County, Florida, in order to compel the owner to complete the transaction, but no ruling has yet been made. In the meantime, we continue to operate the property under our long-term management contract.

At the Royal Sonesta Hotel Boston we have taken steps to ensure that the hotel will turn around financially, including renovating our guestroom product and changing the concept of the Hotel’s primary restaurant. We have also instituted a revenue management program for this and our other domestic managed hotels. We hope for, and expect, significant improvement in 2006.

In Egypt, where the Company operates six (6) hotels and three (3) Nile River cruise ships, business has generally been good. In particular, our Cairo, Luxor, and Sharm el Sheikh hotels are performing well. In the coming months we will be launching two (2) new cruise ships: Sonesta Star Goddess and Sonesta St. George I - both of which will provide an ultra-luxury cruise experience. We continue to explore other management opportunities in Egypt and elsewhere in the Middle East.

Among our licensed/franchised properties, Sonesta Maho Beach Resort, in St. Maarten, reports high satisfaction with its Sonesta affiliation. Recently, a hotel operating company acquired an interest in the six (6) Sonesta-flagged properties in Peru, and we look forward to exploring a new relationship with that company in Peru and elsewhere. In Brazil, Sonesta Hotel Sao Paulo Ibirapuera completed its first full year of operations in a highly competitive hotel market.

If you would like additional information about Sonesta hotels, resorts, or cruises, please visit our website at www.sonesta.com

We appreciate the continued interest and support of you, our shareholders, and of our hotel owners, guests, partners and employees.

/s/ Roger P. Sonnabend
Roger P. Sonnabend
Executive Chairman of the Board

/s/ Peter J. Sonnabend
Peter J. Sonnabend
Chief Executive Officer and Vice Chairman

/s/ Stephanie Sonnabend
Stephanie Sonnabend
Chief Executive Officer and President

March 9, 2006

SONESTA INTERNATIONAL HOTELS CORPORATION
5-YEAR SELECTED FINANCIAL DATA

(In thousands except for per share data)

	2005	2004	2003	2002		2001
Revenues	$88,125	$89,907	$84,896		$90,131		$93,463
Operating income (loss)	(1,905)	1,502	(1,191)		2,276		2,858
Net interest expense	(2,836)	(5,860)	(5,836)		(5,799)		(5,111)
Other income	4,054	182	630		10		230
Loss from continuing operations
before income taxes	(687)	(4,176)	(6,397)		(3,513)		(2,023)
Income tax provision (benefit)	(5,355)	426	34		(790)		(333)
Income (loss) from continuing operations	4,668	(4,602)	(6,431)		(2,723)		(1,690)
Discontinued operations:
Loss from operations and sale of
discontinued hotel	--	--	--		(1,928)		(314)
Income tax benefit	--	--	--		(655)		(107)
Loss from discontinued operations	--	--	--		(1,273)		(207)
Net income (loss)	$4,668	$(4,602)	$(6,431)		$(3,996)		$(1,897)

Basic and diluted income (loss) per share
of common stock:
Continuing operations	$1 .26	$(1.24)	$(1.74)	$	( .74)	$	( .45)
Discontinued operations	--	--	--		( .34)		( .06)
Net income (loss)	$1.26	$(1.24)	$(1.74)		$(1.08)	$	( .51)

Cash dividends declared	$1.10	$--	$.05		$.20		$.20

Net property and equipment	$72,799	$76,638	$80,849		$83,171		$95,129
Total assets	130,619	109,537	110,119		118,450		128,817
Long-term debt including currently payable
portion	34,061	69,816	69,311		70,043		75,262
Common stockholders' equity	11,865	11,264	15,866		22,482		27,218
Common stockholders' equity
per share	3.21	3.05	4.29		6.08		7.36
Common shares outstanding at
end of year	3,698	3,698	3,698		3,698		3,698

Market price data for the Company's common stock showing high and low prices by quarter for each of the last two years is as follows:
	NASDAQ Quotations
	2005		2004
	High	Low	High	Low
First	$42.77	$6.43	$5.70	$4.78
Second	32.25	25.01	6.10	5.01
Third	31.24	25.05	6.06	5.01
Fourth	30.01	24.72	6.50	5.00

The Company’s common stock trades on the NASDAQ Stock Market under the symbol SNSTA. As of February 21, 2006 there were 386 holders of record of the Company’s common stock.

A copy of the Company’s Form 10-K Report, which is filed annually with the Securities and Exchange Commission, is available to stockholders.

Requests should be sent to the Office of the Secretary at the Company’s Executive Office.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The Company's consolidated financial statements include the revenues, expenses, assets and liabilities of the Royal Sonesta Hotel Boston (Cambridge), Royal Sonesta Hotel New Orleans, and the Sonesta Beach Resort Key Biscayne. The Boston (Cambridge) property is owned by the Company, and the New Orleans hotel is operated under a long-term lease. The land and improvements of Sonesta Beach Resort Key Biscayne were transferred on April 19, 2005 to a development partnership, of which the Company is a 50% owner (see Note 2 - Operations). As of that date, the Company operates the hotel under a token ($1 per year) lease, until such time the hotel closes, which is currently estimated to occur in August 2006. The financial statements also include the Company’s revenues and expenses from the management of properties in the United States, Bermuda (until May 2004) and Egypt, but exclude the revenues and expenses of the managed properties themselves.

Results of Operations

During 2005, the Company recorded net income of $4,668,000, or $1.26 per share, compared to a net loss of $4,602,000, or $(1.24) per share, during 2004. The Company’s 2005 operating income was affected by Hurricane Katrina, which reduced fee income from Chateau Sonesta Hotel New Orleans, and by hurricane activity in Florida, which impacted results at Sonesta Beach Resort Key Biscayne and the Company’s two managed hotels in the Miami area. The resulting decrease in operating income of $3,407,000 was more than offset by increases in income as a result of the following:

•	A pre-tax gain of $3,950,000 on the sale in 2005 of a piece of land in Costa Rica.

•	A reduction in interest expense primarily resulting from the repayment of the mortgage loan on Sonesta Beach Resort Key Biscayne in April 2005 (see Note 2 - Operations).

•	Increased interest income from the short term investment of cash proceeds received following the transfer of Sonesta Beach Resort Key Biscayne’s assets in April 2005 (see Note 2 - Operations).

•	The reversal of tax valuation reserves in 2005 as a result of the transfer of the land and improvements of Sonesta Beach Resort Key Biscayne (see Note 2 - Operations and Note 10 - Income Taxes).

In 2006, the Company will continue to work on improving operating results, in particular at Royal Sonesta Hotel Boston (Cambridge), and at its two managed hotels in Coconut Grove and Sunny Isles, Florida. The Company has committed an additional $2.4 million for improvements to the quality of guestrooms at Royal Sonesta Boston (Cambridge). The Company is optimistic that these improvements, coupled with changes in hotel management and an expected increase in demand in the Boston/Cambridge area, will improve results at this location. To improve its income from management activities, the Company continues to focus on increasing profitability at Sonesta Hotel & Suites Coconut Grove and Trump International Sonesta Beach Resort Sunny Isles. Once the minimum returns due under the management agreements for these properties are earned, the Company will collect substantial fee income. In April 2005, the Company reduced rental payments to unit owners at the Sunny Isles hotel, and additional marketing charges to the unit owners were implemented at the Coconut Grove hotel in an effort to reduce costs. These efforts, combined with revenue growth expected in 2006 in the Miami market place, should provide the Company with additional management income from these hotels.

Revenues

	TOTAL REVENUES
	( in thousands)
	NO. OF
	ROOMS	2005	2004	2003

Sonesta Beach Resort Key Biscayne	300	$27,395	$28,170	$26,587
Royal Sonesta Hotel Boston (Cambridge)	400	23,986	23,279	21,622
Royal Sonesta Hotel New Orleans	500	32,757	34,051	33,210
Management and service fees and other revenues		3,987	4,407	3,477
Total revenues		$88,125	$89,907	$84,896

2005 versus 2004: Total revenues in 2005 were $88,125,000 compared to $89,907,000 in 2004, a decrease of $1,782,000. Revenues at Royal Sonesta Hotel New Orleans decreased by $1,294,000 as a result of the impact of Hurricane Katrina, which struck New Orleans on August 29, 2005. Sonesta Beach Resort Key Biscayne also experienced a decrease in 2005 revenues of $775,000 compared to 2004. This was mainly due to Hurricane Wilma, which affected business in October 2005. A more detailed analysis of the revenues by hotel, and of our management income, follows.

Revenues of Sonesta Beach Resort Key Biscayne decreased by $775,000, or 3%, during 2005 compared to 2004. Room revenues decreased by $151,000 due to a slight (1%) decrease in room revenue per available room (“REVPAR”). Occupancy decreased in 2005, mainly as a result of hurricane activity, especially in October, when Hurricane Wilma caused the closure of the hotel for a week. Revenues from other sources, including food and beverage, decreased by $623,000, or 5%, in 2005, compared to 2004. This was due to the overall decrease in occupancy, and a decrease in room nights generated from the group and convention market segment, which affected banqueting revenues. Royal Sonesta Hotel Boston (Cambridge) increased revenues from $23,279,000 in 2004 to $23,986,000 in 2005, a $707,000 increase. This was entirely due to an increase in room revenues resulting from a 5% REVPAR increase mostly due to higher average room rates achieved. Occupancy in 2005 remained virtually the same compared to 2004. Total revenues at Royal Sonesta Hotel New Orleans during 2005 were $32,757,000 compared to $34,051,000 in 2004, a $1,294,000 decrease. Business in New Orleans was seriously affected by the impact of Hurricane Katrina, which struck New Orleans on August 29, 2005. Total revenues during the month of September 2005 were $1,350,000 lower compared to September 2004, which erased the increase in revenues achieved during the first eight months of 2005. During the fourth quarter of 2005, revenues were $1,122,000 lower than during the 2004 fourth quarter, due to reduced revenues primarily from food and beverage sales, since not all of the hotel’s food and beverage outlets were in operation, and due to the absence of group and convention business, which usually generates substantial banqueting revenues. Room revenues during the 2005 fourth quarter actually increased compared to 2004. Since the hotel had only minor damage it was able to capture substantial government business, and other business related to the recovery and rebuilding efforts in New Orleans. Revenues from management activities decreased from $4,407,000 in 2004 to $3,987,000 in 2005, a $420,000 decrease. This was mainly due to a decrease in management income from Chateau Sonesta Hotel New Orleans. That hotel was closed from August 29 to November 30, 2005 to repair damage sustained from Hurricane Katrina. Increased license fee income from Sonesta Maho Beach Resort & Casino, St Maarten, which was added during the summer of 2004, was offset by decreased fee income from Sonesta Beach Resort Bermuda, which management agreement ended in 2004.

2004 versus 2003: Total revenues in 2004 were $89,907,000 compared to $84,896,000 in 2003, which represented an increase of $5,011,000, or 6%. All three owned and leased hotels increased revenues during 2004, as business levels continued to improve. Revenues from management activities increased by 27% compared to 2003, primarily from increased income from the Company’s hotels in Egypt. A more detailed discussion of the revenues by hotel, and of our management income, follows.

Sonesta Beach Resort Key Biscayne reported a 6% increase in revenues during 2004 compared to 2003. Of the total revenue increase of $1,583,000, $887,000 was due to increased room revenues. The room revenue per available room (REVPAR) increased by 6%, due primarily to an increase in occupancy levels. The increased occupancy was a result of increased demand from both the transient as well as the group and convention market segments. Revenues from other sources, including food and beverage, increased by $696,000, due to the higher occupancy achieved in 2004. Royal Sonesta Hotel Boston (Cambridge) reported a $1,657,000 increase in revenues, or 8%, during 2004 compared to 2003. This increase in revenues was almost entirely due to improved results during the second half of the year. Of the increase in revenues, $1,347,000 resulted from increased room revenues, and $310,000 was due to increases in other revenues, primarily from sales of food and beverages. During 2004, the hotel reported a 10% increase in REVPAR, due to both higher occupancies as well as a 5% increase in average room rates achieved. Increases in business were primarily from the group and convention market segment. Royal Sonesta Hotel New Orleans recorded 2004 revenues of $34,051,000 compared to $33,210,000 in 2003, an increase of 841,000, or 2.5%. The slight increase in revenues was entirely due to an increase in room revenues because of a 3% REVPAR increase. Increases in average room rate achieved offset a slight decrease in occupancy levels, due to lower demand from the transient market segment. Group and convention business actually grew substantially during 2004 compared to 2003, and offset part of the decline in transient business. Revenues from management activities increased from $3,477,000 in 2003 to $4,407,000 in 2004, an increase of $930,000. This increase was for the most part due to increases in income of $728,000 from the Company’s managed hotels in Egypt. Travel to Egypt, primarily from Europe, continued to improve in 2004 compared to 2003. Decreased income from Sonesta Beach Hotel Bermuda, which management agreement terminated on June 1, 2004, was offset by increased income from Chateau Sonesta Hotel New Orleans. In 2004, the Company received an incentive fee from Chateau Sonesta because of higher profit levels achieved by the hotel. The profit levels in 2003 were insufficient to earn an incentive fee.

Operating Income
                    OPERATING INCOME/(LOSS)
                (in thousands)
	2005	2004	2003

Sonesta Beach Resort Key Biscayne	$(125)	$1,553	$386
Royal Sonesta Hotel Boston (Cambridge)	1,380	1,450	189
Royal Sonesta Hotel New Orleans	1,349	1,323	2,994
Operating income from hotels after management and service fees	2,604	4,326	3,569
Management activities and other income	(4,509)	(2,824)	(4,760)
Operating income (loss)	$(1,905)	$1,502	$(1,191)

2005 versus 2004: The Company recorded an operating loss of $1,905,000 in 2005, compared to operating income of $1,502,000 in 2004, a decrease of $3,407,000. The decline in income was primarily from a decrease in income of $1,678,000 at Sonesta Beach Resort Key Biscayne and an increase in the loss from management activities of $1,685,000. In Key Biscayne, revenues declined by $775,000, and expenses rose $903,000. Revenues from management activities decreased by $420,000, and corporate expenses related to these activities increased by $1,265,000. A detailed discussion of the changes in income by location, which includes an analysis of the increased expenses, follows.

Sonesta Beach Resort Key Biscayne recorded an operating loss of $125,000 during 2005 compared to operating income of $1,553,000 in 2004, a decrease of $1,678,000. Revenues decreased by $775,000 during 2005 compared to 2004, and overall expenses increased by $903,000. Revenues declined primarily due to increased hurricane activity in 2005. In October 2005, the hotel was closed for a week following Hurricane Wilma. Expenses increased due to increased costs and operating expenses ($360,000), due in part to higher cost of utilities, increased real estate taxes ($142,000) and higher repairs and maintenance expenses ($306,000). The hotel also recorded an increase in depreciation expense of $300,000. The net increase in depreciation expense resulted from the revision of useful lives of certain furniture and equipment at Sonesta Beach Key Biscayne, which is scheduled to cease operations in August 2006. This furniture and equipment was excluded from the transfer of the land and improvements of the hotel to a new development partnership (see Note 2 - Operations). The above expense increases were partially offset by lower administrative and general expenses, primarily from lower insurance expense, since the obligation to insure the building has been assumed by the partnership into which the hotel assets were transferred in April 2005 (see Note 2 - Operations). Even though the Key Biscayne hotel reported a $125,000 operating loss, the hotel contributed significantly to the Company’s cash flow in 2005. The hotel’s depreciation expense totaled $3,393,000 in 2005, and expenditures for capital replacements were minimal due to the planned closure of the hotel. In addition, no interest expense was incurred since April 2005, when the hotel’s mortgage was repaid. Royal Sonesta Hotel Boston (Cambridge) reported operating income of $1,380,000 during 2005, compared to $1,450,000 in 2004, a $70,000 decrease. Revenues in 2005 increased by $707,000 but expenses increased by $777,000, representing a 3.5% increase compared to 2004. The expense increase was almost entirely due to increased costs and operating expenses, resulting from increased payroll and employee benefit costs, as well as increased expenses for supplies and operating equipment in both the rooms and food and beverage departments. The hotel also increased its advertising efforts, especially on the internet. Operating income in 2005 at Royal Sonesta Hotel New Orleans was $1,349,000 compared to $1,323,000 in 2004, a slight $26,000 increase. Total revenues in 2005 were $1,294,000 lower than in 2004, due to the effect of Hurricane Katrina on the hotel’s business in 2005, but overall expenses decreased by $1,320,000 in 2005 compared to 2004. This was primarily due to lower costs and operating expenses and repairs and maintenance costs. After Hurricane Katrina, a significant number of the hotel’s employees were unable to return, which forced the hotel to operate without all food and beverage facilities, and with limited services. The resulting decrease in payroll and other expenses offset the decrease in revenues, and increased costs directly related to the storm of approximately $635,000, which included rentals of emergency generators, spoiled inventories, and incentives for employees that secured and operated the hotel during the period immediately following the hurricane. The Company’s loss from management activities, which is computed after giving effect to management and marketing fees from owned and leased hotels, increased from $2,824,000 in 2004 to $4,509,000 in 2005. Management revenues decreased by $420,000, and expenses related to these activities increased by $1,265,000. This increase in expenses was mainly due to an increase in administrative and general expenses. This resulted from the addition of a Vice President of Development to the corporate staff, and by increases in employee benefit costs, including health and pension benefits. In addition, the Company recorded an expense of $393,000 in 2005 resulting from a shortfall in achieving the minimum owners’ return which the Company is committed to under its management agreement for Trump International Sonesta Beach Resort Sunny Isles. Finally, also included in 2005 is a $263,000 expense, since the Company may have to, after notice from the hotel’s owner, cure a shortfall in achieving a performance threshold for the calendar year 2005 under the management agreement for Sonesta Hotel & Suites Coconut Grove. The hotel’s owner will obtain the right to cancel the management agreement, if the Company, once it has been notified, declines to cure the 2005 shortfall. The hotel’s owner and the Company have agreed to postpone the notice period until April 15, 2006, and will attempt to negotiate a mutually acceptable restructuring of the management agreement before then.

2004 versus 2003: The Company reported operating income of $1,502,000 in 2004, compared to a 2003 operating loss of $1,191,000. Improvements in income at Sonesta Beach Resort Key Biscayne and Royal Sonesta Hotel Boston (Cambridge) offset decreased income from Royal Sonesta Hotel New Orleans. The decrease in income in New Orleans was due to an increase in rent based on the lease under which the Company operates the hotel. The loss from management activities during 2004 reduced substantially due to higher income achieved from hotels operated under management contracts, and because of costs and expenses recorded in 2003 related to the arbitration of a dispute with the owner of a managed hotel (see note 9, Legal Proceedings). In addition, the Company recorded a substantial expense in 2003 related to the funding of losses of Sonesta Hotel & Suites, Coconut Grove. A more detailed discussion of the changes in income by hotel, as well as for the Company’s management activities, follows.
Sonesta Beach Resort Key Biscayne reported 2004 operating income of $1,553,000 compared to $386,000 in 2003, an increase of $1,167,000. Revenues increased by $1,583,000, and expenses increased by $416,000 compared to 2003, representing a 2% increase in total expenses. This increase was primarily due to higher cost and operating expenses and real estate taxes, partially offset by lower administrative and general, maintenance and depreciation expenses. Operating income in 2004 at Royal Sonesta Hotel Boston (Cambridge) was $1,450,000, compared to operating income of $189,000 during 2003, an increase of $1,261,000. Total revenues during 2004 increased by $1,657,000, and total expenses increased by $396,000 compared to 2003. The $396,000 increase in expenses, a 2% increase, was primarily due to higher cost and operating expenses (due to higher occupancy levels), advertising costs and human resource expenses, which were partially offset by lower real estate taxes and depreciation expense. Operating income at Royal Sonesta Hotel New Orleans decreased from $2,994,000 during 2003 to $1,323,000 during 2004, despite an increase in revenues in 2004 of $841,000. Total expenses in 2004 increased by $2,512,000, which was primarily due to an increase of $1,412,000 in rent expense. The increase in rent is entirely due to the fact that the hotel’s 2004 capital expenditures were sharply lower compared to capital expenditures in 2003, as the hotel has completed the majority of its renovation programs. Since capital expenditures are deducted from profits for purposes of calculating rent due under the lease for the hotel, rent expense actually increases when the hotel’s capital expenditures decrease. The remaining increase in expenses of $1,100,000 in 2004 compared to 2003 was primarily due to higher cost and operating expenses, administrative and general expense, real estate taxes and depreciation expense. Repairs and maintenance costs decreased. Operating loss from management activities, which is computed after giving effect to management and marketing fees from owned and leased hotels, decreased by $1,936,000, from $4,760,000 during 2003 to $2,824,000 during 2004. Revenues from management activities increased by $930,000, and expenses related to these activities decreased by $1,006,000. The Company recorded expenses of $54,000 and $800,000 in 2004 and 2003, respectively, for net operating losses and minimum owners return payments related to Sonesta Hotel & Suites Coconut Grove. Under its management agreement for the hotel, the Company is obligated to fund these amounts. The Company recorded expenses of $281,000 and $847,000 in 2004 and 2003, respectively, related to costs and expenses incurred with regards to the arbitration of a dispute with the owner of a managed hotel (see Note 9, Legal Proceedings). The decrease in corporate expenses as a result of the above two non-recurring items were partially offset by an increase in corporate costs, primarily related to the increased expense of providing employee benefits, including pension and health insurance benefits.

Other Income and Deductions

Interest expense decreased by $2,284,000 during 2005 compared to 2004. This was due to the repayment of the mortgage loan on Sonesta Beach Resort Key Biscayne, and the reduction of the principal balance of the mortgage loan on Royal Sonesta Hotel Boston (Cambridge) in April 2005 (see also Note 2 - Operations and Note 4 - Borrowing Arrangements). Interest expense increased by $55,000 in 2004 compared to 2003 due to expenses incurred related to the restructuring of the Company’s mortgage debt on Royal Sonesta Hotel Boston (Cambridge) and Sonesta Beach Resort Key Biscayne (see Note 4 - Borrowing Arrangements).

Interest income increased from $389,000 in 2004 to $1,129,000 in 2005, primarily due to an increase in short-term investment income on the Company’s cash balances. In April 2005, the Company received net cash of approximately $24.4 million following the transfer of the land and improvements of Sonesta Beach Resort Key Biscayne to a partnership in which the Company is a 50% limited partner (see Note 2 - Operations). Interest income increased by $31,000 in 2004 compared to 2003 mainly due to increased income recorded on the Company’s loans to the owner of Sonesta Hotel & Suites Coconut Grove (see Note 3 - Long-Term Receivables and Advances).

The 2005 gain on sale of $4,082,000 includes a $3,950,000 gain on the sale of land the Company had owned since 1995 in Costa Rica. The site was intended for a new resort to be operated by the Company, but the development never materialized. The remaining gain in 2005 resulted primarily from the sale of a non-essential asset in Tuscany, Italy. The 2003 gain on sale of assets of $652,000 resulted primarily from the sale of a villa which the Company owned and operated adjacent to the Sonesta Beach Resort Key Biscayne.

Federal, State and Foreign Income Taxes

The Company recorded a net tax benefit of $5,355,000 during 2005, despite its pre-tax loss of $687,000, primarily as a result of the following:

•
During 2003 and 2004, the Company recorded valuation allowances totaling $3,862,000 against the federal income tax benefits on its pre-tax losses of approximately $10.6 million incurred during these two years, since it was uncertain if the Company could realize a future benefit for these losses. In addition, valuation allowances of $296,000 were recorded against Florida state tax loss carry forwards, for the same reason. In April 2005, the Company completed the transfer of the land and improvements of Sonesta Beach Resort Key Biscayne (see Note 2 - Operations). This transaction resulted in significant taxable income, and the Company therefore reversed in 2005 the valuation allowances previously recorded, since it will receive a benefit in 2005 for the prior years’ losses.

•
In 2005, a foreign subsidiary of the Company sold land it had owned in Costa Rica, and recorded a pre-tax gain of $3,950,000. The foreign subsidiary remitted the proceeds to the parent company, and in accordance with IRS Code Section 965(a) of the American Job Creations Act of 2004, the Company was able to receive a “temporary dividends received deduction” of approximately $3.1 million, resulting in tax savings of approximately $1.1 million.

In 2004 and 2003, the Company recorded tax expense of $426,000 and $34,000, respectively, despite its pre-tax losses of approximately $4.2 million in 2004 and $6.4 million in 2003. Valuation allowances were recorded against the 2004 and 2003 federal income tax benefits since it was uncertain during these years if the Company would realize a future benefit for the losses incurred. The Company provided for state taxes on its income from Royal Sonesta Hotel New Orleans, and foreign taxes primarily on the Company’s management income from its Egyptian operations. In 2003 this provision for state and foreign taxes was reduced by the reversal of a general provision for federal taxes which carried forward from previous years.

Liquidity and Capital Resources

The Company had cash and cash equivalents of approximately $25 million at December 31, 2005.

In April 2005 the Company received net cash of approximately $24.4 million related to the transfer of the land and improvements of the Sonesta Beach Resort Key Biscayne to a partnership in which the Company is a 50% limited partner. In connection with the same transaction, a $29,967,000 mortgage loan secured by the assets of Sonesta Beach Resort Key Biscayne was repaid, and the Company paid $5,572,000 which reduced the principal balance of the Royal Sonesta Hotel Boston (Cambridge) loan to $34,061,000. Federal and state income tax payments of $6,732,000 made during 2005 include taxes due on the taxable income from the transfer of the Sonesta Beach Resort Key Biscayne assets. The total proceeds received, net of expenses, totaling $59,728,000, were recorded as a finance obligation on the balance sheet, since the transfer did not qualify for recognition as a sale.

In September 2005 the Company sold land it owned in Costa Rica for $4.5 million, and reported a $3,950,000 pre-tax gain after deducting the $450,000 book value of the land and related expenses.

In June 2005 the Company paid a special dividend of $1.00 per share for a total amount of $3,698,000. In addition, a dividend of $0.10 was declared in December 2005, but was paid in January 2006.

The Company contributed $2,188,000 and $1,203,000 to its Pension Plan in 2005 and 2003, respectively. No contribution was made in 2004.

Chateau Sonesta Hotel New Orleans, which the Company operates under a long-term management agreement, was closed from August 29 to November 30, 2005 due to damages sustained from Hurricane Katrina. The hotel’s owner has notified the Company that it will only pay for losses sustained during the period the hotel was closed, and for repairs, to the extent of available insurance proceeds. As a result, the Company advanced $1,025,000 at December 31, 2005, primarily for the payment of ongoing expenses of the hotel operation. The Company is entitled to recover these advances, including interest, out of first available income from the hotel based on the terms of its management agreement. In addition, the Company has committed to advance approximately $2.1 million for repairs, which will be repaid from either insurance proceeds or from future income from operations. The Company has been in discussions with the hotel’s owner regarding a possible acquisition of the hotel by the Company, but has not been able to reach an agreement.

The Company operates the Sonesta Hotel & Suites Coconut Grove, Miami, which is a condominium hotel that opened in April 2002. Under its agreements, the Company is committed to fund net operating losses, and to provide the hotel’s owner with a minimum annual return of $500,000, adjusted annually by increases in the Consumer Price Index, starting January 1, 2004. Starting in 2005, the management agreement can be terminated by the hotel’s owner if the Company fails to cure shortfalls against a minimum target return of $1,000,000, adjusted annually by increases in the CPI. From April 2002 through December 2004, the Company contributed and expensed $1,804,000 for shortfalls against the minimum owners return. In addition, included in 2005 is a $263,000 expense recorded to cure a shortfall in achieving the minimum target return for the calendar year 2005. The hotel’s owner will have the right to cancel the management agreement, if the Company, once it has been notified, declines to cure the 2005 shortfall. The hotel’s owner and the Company have agreed to postpone the notice period until April 15, 2006, and will attempt to negotiate a mutually acceptable restructuring of the management agreement before then. The Company expects to achieve the target return for 2006.

The Company operates the Trump International Sonesta Beach Resort, a condominium hotel in Sunny Isles, Florida. This hotel opened in April 2003. The Company contributed to the cost of the hotel’s non-guestroom furniture, fixtures and equipment (“FF&E”), and has recorded an investment of $2,250,000 at December 31, 2005 for same. The Company also guarantees an equipment lease in the original amount of $1,000,000. Additionally, the Company advanced $2,328,000 for pre-opening expenses, which amount was repaid in January 2006. Under the management agreement, the Company is obligated to fund 50% of the hotel’s losses from the opening through November 1, 2004. After this date, the Company is obligated to pay the owner a minimum annual return of $800,000. The Company advanced $1,391,000 for losses through November 1, 2004, which amount is included in long-term receivables and advances. This amount will be repaid from profits in excess of the minimum return, or will be settled if the Company closes on a purchase option it has under the management agreement (see Note 9 - Legal Proceedings). In 2005, the Company recorded an expense of $393,000 for a shortfall incurred against the minimum return during the period November 1, 2004 through December 31, 2005. Based on its business plan for the hotel, the Company does not expect to fund any shortfalls in 2006.

As of December 31, 2005, the Company’s fixed contractual obligations were as follows:

YEAR	2006	2007	2008	2009	2010	Thereafter	Total

Long-Term Debt Obligations	$--	$--	$602	$665	$32,794	$--	$34,061
Operating leases	711	665	630	622	623	961	4,212
Total	$711	$665	$1,232	$1,287	$33,417	$961	$38,273

The Company’s hotels also have certain purchase obligations, primarily for maintenance and service contracts. These are not included in the contractual obligations since the amounts committed are not material, and because the majority of these contracts may be terminated on relatively short notice.

Company management believes that its present cash balances will be more than adequate to meet its cash requirements for 2006 and for the foreseeable future.

Critical Accounting Policies and Estimates

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates and assumptions. The Company believes that of its significant accounting policies, the following may involve a higher degree of judgment and complexity.

•
Revenue recognition - a substantial portion of our revenues result from the operations of our owned and leased hotels. These revenues are recognized at the time that lodging and other hotel services are provided to our guests. Certain revenues, principally those relating to groups using lodging and banquet facilities, are billed directly to the customers. These revenues are subject to credit risk, which the Company manages by establishing allowances for uncollectible accounts. If management establishes allowances for uncollectible accounts that are insufficient, it will overstate income, and this will result in increases in allowances for uncollectible accounts in future periods.

Management, license and service fees represents fee income from hotels operated under management agreements, and license fees from hotels to which the Company has licensed the use of the “Sonesta” name. Management fees include base fees and marketing fees, which are generally based on a percentage of gross revenues, and incentive fees, which are generally based on the hotels’ profitability. These fees are typically based on revenues and income achieved during each calendar year. Incentive fees are recognized throughout the year on a quarterly basis based on profits achieved during the interim periods when our agreements provide for quarterly payments during the calendar years they are earned, and when such incentive fee income would be due if the management agreements were terminated. As a result, during quarterly periods, fee income may not be indicative of eventual income recognized at the end of each calendar year due to changes in business conditions and profitability. License fees are earned based on a percentage of room revenues of the hotels.

•
Impairment of long lived assets - the Company monitors the carrying value of its owned properties from the perspective of accounting rules relating to impairment. A requirement to assess impairment would be triggered by so called “impairment indicators”. For us, these might include low rates of occupancy, operating costs in excess of revenues, or maturing mortgages for which there were no suitable refinancing options. Impairment also needs to be considered with respect to costs incurred for new hotel investments or development opportunities that are under study. The Company monitors these costs on a quarterly basis and if a pending project is no longer considered to be viable, the cost is charged against income. If the Company estimates incorrectly or misjudges the impairment indicators, it may result in the Company failing to record an impairment charge, or recording a charge which may be inaccurate.

•
Pension Benefits - the Company continues to maintain a defined benefit plan for eligible employees. Costs and liabilities are developed from actuarial valuations. In these valuations are assumptions relating to discount rates, expected return on assets, employee turnover, and future wage increases. Differences between assumed amounts and actual performance will impact reported amounts for the Company’s pension expense, as well as the liability for future pension benefits.

•
Sonesta Hotel & Suites Coconut Grove - the Company operates a condominium hotel under a management agreement, under which it is committed to fund net operating losses, and provide the owner with minimum annual returns of $500,000, adjusted annually by increases in the Consumer Price Index, beginning as of January 1, 2004. In addition, the management agreement may be subject to termination if the Company elects not to cure shortfalls against a minimum target return of $1,000,000, adjusted annually by increases in the Consumer Price Index, starting January 1, 2005. Under its agreements, the Company is entitled to management and marketing fees based on revenues, and incentive fees based on profits. In case the aforementioned annual minimum returns and minimum target returns are not met, the Company’s policy is to eliminate management and marketing fees from its revenues. If the amount of the shortfall exceeds the fee income, the Company will book the additional amount as an administrative and general expense. Amounts advanced for seasonal losses and for working capital (which the Company is obligated to provide) are included in current assets on the Company’s balance sheets.

•
Trump International Sonesta Beach Resort - the Company operates a condominium hotel in Sunny Isles Beach, Florida, which opened in April 2003. Under the management agreement, the Company is entitled to management and marketing fees based on the hotel’s revenues, and incentive fees based on the hotel’s net operating income. The Company is obligated to advance funds to provide a minimum annual return of $800,000 to the hotel’s owner, starting as of November 1, 2004. From the opening in April 2003 until November 1, 2004, the Company was obligated to advance 50% of any net operating losses. Amounts advanced under these obligations are subject to repayment, without interest, out of future profits in excess of the aforementioned minimum return. If the minimum returns are not earned, the Company will eliminate the fee income earned from the property from its revenues. If the amounts of the shortfalls exceed the total fee income, the Company will reflect such excess amounts either as long-term receivables and advances on its balance sheet, or will record an expense equal to the amount advanced. The Company has invested in the furniture, fixtures and equipment of the non-guestroom areas of the hotel, an amount of $2,250,000. This is recorded as an other long-term asset, and is being amortized over the 10-year initial term of the management agreement. Management continually assesses the realizability of its long-term assets and receivables and has concluded there is no impairment at December 31, 2005.

•
Accounting for 2005 Asset Transfer - in April 2005, the Company completed the transfer of the land and improvements of Sonesta Beach Key Biscayne to a development partnership, of which the Company is a 50% partner. At that time, the Company received non-refundable proceeds of approximately $60 million, and is entitled to a priority return of an additional $60 million from the sale of condominium units in a new condominium resort to be constructed on the site. Based on the book value of the land and improvements ($31,700,000 at December 31, 2005) this transaction will result in a substantial gain. Since the Company will continue to operate the existing hotel until August 2006, and will have a continuing involvement in the ownership and operation of the new resort to be constructed, this gain will be deferred. A comprehensive description of this transaction, as well as an outline of the current and future accounting, is included in Note 2 - Operations.

Quantitative and Qualitative Disclosure of Market Risk

The Company is exposed to market risk from changes in interest rates. The Company uses fixed rate debt to finance the ownership of its properties. The table that follows summarizes the Company’s fixed rate debt obligations outstanding at December 31, 2005. This information should be read in conjunction with Note 4— Borrowing Arrangements.

Short and Long Term Debt (in thousands) maturing in:

YEAR	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
Fixed rate	$--	$--	$602	$665	$32,794	$--	$34,061	$36,288
Average interest rate	8.6%	8.6%	8.6%	8.6%	8.6%

Selected Quarterly Financial Data

Selected quarterly financial information for the years ended December 31, 2005 and 2004 is as follows:

	(in thousands except for per share data)
	2005
	1st	2nd	3rd	4th
Revenues	$25,128	$25,900	$16,225	$20,872
Operating income (loss)	1,349	2,049	(3,320)	(1,983)
Net income (loss)	4,103	893	1,570	(1,898)
Net income (loss) per share	$1.11	$0.24	$0.42	$(0.51)

	2004
	1st	2nd	3rd	4th
Revenues	$23,922	$24,531	$18,238	$23,216
Operating income (loss)	1,323	985	(1,889)	1,083
Net loss	(319)	(524)	(3,371)	(388)
Net loss per share	$(0.09)	$(0.14)	$(0.91)	$(0.10)

Fourth Quarter Results

Revenues during the fourth quarter of 2005 were $20,872,000 compared to $23,216,000 during the same quarter in 2004, a decrease of $2,344,000. Of this decrease, $1,122,000 was attributable to Royal Sonesta Hotel New Orleans. After Hurricane Katrina, food and beverage revenues were sharply lower since not all of the hotel’s food and beverage outlets were in operation. Revenues in the 2005 fourth quarter at Sonesta Beach Resort Key Biscayne were $5,889,000, a $901,000 decrease compared to the same period in 2004. Hurricane Wilma caused the resort to close for a week in early October 2005. Revenues from management activities were $765,000 lower during the 2005 fourth quarter compared to 2004. This was mainly due to a $285,000 decrease in management income from Chateau Sonesta Hotel New Orleans, which hotel was closed from August 29 through November 30, 2005 to repair damage sustained from Hurricane Katrina. Management income from Sonesta Hotel & Suites Coconut Grove decreased by $299,000 in the 2005 fourth quarter compared to a year ago. In 2005, the Company did not achieve a minimum target return as provided for in the management agreement for this hotel.

In the 2005 fourth quarter the Company recorded an operating loss of $1,983,000, compared to operating income of $1,083,000 during the 2004 fourth quarter, a decrease of $3,066,000. This decrease was primarily due to a decrease in income of $1,904,000 at Sonesta Beach Resort Key Biscayne, and an increase of $1,601,000 in operating losses from management activities. Operating income increased by $267,000 at Royal Sonesta Hotel Boston (Cambridge) and by $172,000 at Royal Sonesta Hotel New Orleans. At Sonesta Beach Resort Key Biscayne, revenues declined $901,000 in the 2005 fourth quarter compared to 2004, while expenses increased by $1,003,000, mainly due to increased costs and operating, maintenance and real estate tax expenses, as well as a $675,000 additional depreciation charge recorded in the 2005 fourth quarter. The additional depreciation expense resulted from the adjustment of the useful lives of certain furniture and equipment used in connection with the operations of the hotel, which is scheduled to cease operations in August 2006 (see Note 2 - Operations). Operating losses from management activities increased by $1,601,000 during the 2005 fourth quarter compared to the same period in 2004. Revenues decreased by $765,000, and expenses increased by $836,000. The increase in expenses was in part due to an expense recorded in the 2005 fourth quarter of $393,000 resulting from a shortfall in achieving the minimum owners’ return which the Company is committed to under its management agreement for Trump International Sonesta Beach Resort Sunny Isles. In addition, included in the 2005 fourth quarter is a $263,000 expense, since the Company may have to, after notice from the hotel’s owner, cure a shortfall in achieving a performance threshold for the calendar year 2005 under the management agreement for Sonesta Hotel & Suites Coconut Grove. The hotel’s owner will obtain the right to cancel the management agreement, if the Company, once it has been notified, declines to cure the 2005 shortfall. The hotel’s owner and the Company have agreed to postpone the notice period until April 15, 2006, and will attempt to negotiate a mutually acceptable restructuring of the management agreement before then. The remaining increase in expenses of $180,000 was primarily due to increased corporate sales and marketing expenses.

SONESTA INTERNATIONAL HOTELS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

For the three years ended December 31, 2005
(in thousands except for per share data)

	2005	2004	2003	2003	2002	2002	2001		2001
Revenues:
Rooms	$52,082	$51,291	$48,357	$48,357	$52,644	$52,644		$56,208		$56,208
Food and beverage	23,792	25,602	24,581	24,581	24,807	24,807		24,749		24,749
Management, license and service fees	3,890	4,319	3,445	3,445	4,174	4,174		4,138		4,138
Parking, telephone and other	8,361	8,695	8,513	8,513	8,506	8,506		8,368		8,368
	88,125	89,907	84,896	84,896	90,131	90,131		93,463		93,463
Costs and expenses:
Costs and operating expenses	4 1,022	40,923	39,395	39,395	40,326	40,326		41,907		41,663
Advertising and promotion	7,567	7,203	7,024	7,024	7,626	7,626		7,669		7,669
Administrative and general	1 6,024	15,354	16,035	16,035	15,243	15,243		15,430		15,525
Human resources	1,658	1,588	1,469	1,469	1,583	1,583		1,818		1,967
Maintenance	5,574	5,596	5,902	5,902	6,338	6,338		6,660		6,660
Rentals	7,050	7,098	5,778	5,778	5,866	5,866		6,967		6,967
Property taxes	2,578	2,483	1,914	1,914	2,584	2,584		2,561		2,561
Depreciation and amortization	8,557	8,160	8,570	8,570	8,289	8,289		7,593		7,593
	90,030	88,405	86,087	86,087	87,855	87,855		90,605		90,605
Operating income (loss)	(1,905)	1,502	(1,191)	(1,191)	2,276	2,276		2,858		2,858

Other income (deductions):
Interest expense	(3,965)	(6,249)	(6,194)	(6,194)	(6,259)	(6,259)		(6,413)		(6,413)
Interest income	1,129	389	358	358	460	460		1,302		1,302
Foreign exchange profit (loss)	(28)	10	(22)	(22)	10	10		(39)		(39)
Gain on sales of assets	4,082	172	652	652	--	--		56		56
	1,218	(5,678)	(5,206)	(5,206)	(5,789)	(5,789)		(4,881)		(4,881)
Loss before income taxes	(687)	(4,176)	(6,397)	(6,397)	(3,513)	(3,513)		(2,023)		(2,023)
Income tax provision (benefit)	(5,355)	426	34	34	(790)	(790)		(333)		(333)
Net income (loss)	$4,668	$(4,602)	$(6,431)	(6,431)	(2,723)	(2,723)		(1,690)		(1,690)

Basic and diluted income (loss) per share	$1.26	$(1.24)	$(1.74)	$(1.74)	$(1.08)	$(1.08)	$	( .51)	$	( .51)

Dividends per share	$1.10	$--	$.05	$.05	$.20	$.20		$.20		$.20
Weighted average shares outstanding	3,698	3,698	3,698	3,698	3,698	3,698		3,700		3,700

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2004
(in thousands, except for per share amounts)

	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$24,941	$7,950
Restricted cash	267	927
Accounts and notes receivable:
Trade, less allowance of $94 ($221 in 2004) for doubtful accounts	8,821	6,960
Other, including current portion of long-term receivables and advances	3,634	1,601
Total accounts and notes receivable	12,455	8,561
Inventories	1,156	1,215
Refundable income taxes	883	40
Current deferred tax assets	456	--
Prepaid expenses and other current assets	1,784	2,415
Total current assets	41,942	21,108

Long-term receivables and advances	7,520	9,066

Deferred tax assets	6,077	--

Property and equipment, at cost:
Land and land improvements	9,102	9,102
Buildings	57,895	57,861
Furniture and equipment	38,555	41,050
Leasehold improvements	7,486	7,527
Projects in progress	538	148
	113,576	115,688
Less accumulated depreciation and amortization	40,777	39,050
Net property and equipment	72,799	76,638

Other long-term assets	2,281	2,725
	$130,619	$109,537

See accompanying notes to consolidated financial statements.

	2005	2004
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,935	$3,383
Advance deposits	2,126	2,861
Accrued income taxes.	1,160	740
Accrued liabilities:
Salaries and wages	1,277	2,111
Rentals	6,176	6,417
Interest	252	305
Pension and other employee benefits	788	751
Other	1,773	1,056
	10,266	10,640
Total current liabilities	18,487	17,624

Long-term debt	34,061	69,816

Finance obligation	59,728	--

Deferred federal and state income taxes	--	5,131

Other non-current liabilities	6,478	5,702

Commitments and contingencies

Stockholders’ equity:
Common stock:
Class A, $.80 par value
Authorized--10,000 shares
Issued - 6,102 shares at stated value	4,882	4,882
Retained earnings	19,036	18,435
Treasury shares - 2,404, at cost	(12,053)	(12,053)
Total stockholders’ equity	11,865	11,264
	$130,619	$109,537

 SONESTA INTERNATIONAL HOTELS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the three years ended December 31, 2005
(in thousands, except for per share date)

                         COMMON STOCK         TREASURY SHARES                TOTAL
	No. of shares	Amount	No. of shares	Amount	Retained earnings	No. of shares outstanding	Stockholders’ equity

Balance January 1, 2003	6,102	$4,882	(2,404)	$(12,053)	$29,653	3,698	$22,482

Cash dividends on common stock ($0.05 per share)	--	--	--	--	(185)	--	(185)
Net loss	--	--	--	--	(6,431)	--	(6,431)

Balance December 31, 2003	6,102	4,882	(2,404)	(12,053)	23,037	3,698	15,866

Net loss	--	--	--	--	(4,602)	--	(4,602)

Balance December 31, 2004	6,102	4,882	(2,404)	(12,053)	18,435	3,698	11,264

Cash dividends on common stock ($1.10 per share)	--	--	--	--	(4,067)	--	(4,067)
Net income	--	--	--	--	4,668	--	4,668

Balance December 31, 2005	6,102	$4,882	(2,404)	$2,053)	$19,036	3,698	$11,865

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three years ended December 31, 2005
(in thousands)
	2005	2004	2003
Cash provided (used) by operating activities
Net income (loss)	$4,668	$(4,602)	$(6,431)
Adjustments to reconcile net income (loss)
to net cash provided by (used in ) operating activities
Pension expense	283	2,242	280
Depreciation and amortization of property and equipment	8,557	8,160	8,570
Other amortization	54	90	90
Deferred federal and state income tax provision (benefit)	(11,664)	40	127
Gain on sales of assets	(4,082)	(172)	(652)
Deferred interest income	(326)	(228)	(197)
Deferred interest expense	--	504	214

Changes in assets and liabilities
Restricted cash	660	(927)	--
Accounts and notes receivable	(2,163)	804	(788)
Refundable income taxes	(843)	2	1,562
Inventories	59	(107)	1
Prepaid expenses and other	583	54	823
Accounts payable	928	23	(742)
Advance depositS	(735)	(111)	(380)
Accrued income taxes	420	164	(272)
Accrued liabilities	(96)	1,199	368
Cash provided (used) by operating activities	(3,697)	7,135	2,573

Cash provided (used) by investing activities
Proceeds from sales of assetS	4,966	478	1,078
Proceeds from finance obligation	59,978	--	--
Expenditures for property and equipment	(4,797)	(4,054)	(6,524)
New loans and advances	(1,879)	(1,069)	(3,104)
Payments received on long-term receivables and advances	1,657	1,176	348
Other investments	--	(43)	(1,219)
Cash provided (used) by investing activities	59,925	(3,512)	(9,421)

Cash used by financing activities
Repayments of long-term debt	(35,539)	--	(945)
Cash dividends paid	(3,698)	--	(555)
Cash used by financing activities	(39,237)	--	(1,500)
Net increase (decrease) in cash and cash equivalents	16,991	3,623	(8,348)
Cash and cash equivalents at beginning of year	7,950	4,327	12,675
Cash and cash equivalents at end of year	$24,941	$7,950	$4,327

See accompanying notes to consolidated financial statements

SONESTA INTERNATIONAL HOTELS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Significant Accounting Policies

Basis of Presentation:

Sonesta International Hotels Corporation (the Company) is engaged in the operation of hotels in Boston (Cambridge), Massachusetts; New Orleans, Louisiana; and Key Biscayne, Florida. The Company also operates, under management agreements, hotels in Bermuda (until May 2004); Coconut Grove and Sunny Isles (Miami), Florida; New Orleans, Louisiana; and in Cairo, Sharm El Sheikh, Luxor, Taba, and Port Said, Egypt. The Company also manages three Nile River cruise ships in Egypt. Sonesta has granted licenses, for which it receives fees, for the use of its name for hotels in St. Maarten, Peru and Brazil.

Principles of Consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Operations:

The consolidated financial statements include the results of operations of wholly owned and leased properties, and fee income from managed and licensed properties.

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

Revenue Recognition:

The Company’s revenues are primarily derived from (1) owned and leased hotels and (2) management, license and service fees.

•
Owned and leased hotels - The majority of the Company’s income is derived from its owned and leased hotels, from the rental of rooms, food and beverage sales as well as charges for parking, telephone and other incidental charges. These revenues are recognized when rooms are occupied and services have been rendered.

•
Management, license and service fees - Represents fee income from hotels operated under management agreements, and license fees from hotels to which the Company has licensed the use of the “Sonesta” name. Management fees include base fees and marketing fees, which are generally based on a percentage of gross revenues, and incentive fees, which are generally based on the hotels’ profitability. These fees are typically based on revenues and income achieved during each calendar year. Incentive fees are recognized throughout the year on a quarterly basis based on profits achieved during the interim periods when our agreements provide for quarterly payments during the calendar years they are earned, and when such incentive fee income would be due if the management agreements were terminated. As a result, during quarterly periods, fee income may not be indicative of eventual income recognized at the end of each calendar year due to changes in business conditions and profitability. License fees are earned based on a percentage of room revenues of the hotels. Revenues and expenses of hotels operated under management agreements are excluded from the Company’s consolidated statement of operations.

Advertising:

The cost of advertising is generally expensed as incurred.

Property and Equipment:

Property and equipment are stated at cost. Depreciation and amortization of items of property and equipment are computed generally on the straight-line method based on the following estimated useful lives:

Buildings:
Owned properties	20 to 40 years

Furniture and equipment
Located in owned properties	5 to 10 years
Located in leased properties	5 to 10 years or remaining lease terms

Leasehold improvements:	Remaining lease terms

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of:

The carrying values of long-lived assets, which include property and equipment and intangibles, are evaluated periodically for impairment when impairment indicators are present. Future undiscounted cash flows of the underlying assets are compared to the assets’ carrying values. Adjustments to fair value are made if the sum of expected future undiscounted cash flows are less than book value. To date, no adjustments for impairment have been made.

Income Taxes:

We provide for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. The Company and its United States subsidiaries file a consolidated federal income tax return. Federal and foreign income taxes are provided on earnings of foreign subsidiaries.

Fair Value of Financial Instruments:

The Company's financial instruments consist of cash and cash equivalents, accounts and notes receivable, accounts payable and long-term debt. With the exception of its long-term debt, the Company believes that the carrying value of its financial instruments approximates their fair values. The book balance at December 31, 2005 of the Company’s long-term debt, which carries an interest rate of 8.6%, is $34,061,000. The Company estimates the fair value of this debt at approximately $ 36,288,000, based on current prevailing interest rates for similar mortgage debt.

Impact of Recently Issued Accounting Standards:

In the first quarter of 2004, the Company adopted Financial Accounting Standards Board (“FASB”) interpretation No. 46 (R), “Consolidation of Variable Interest Entities” (“Interpretation 46”) which clarified the conditions under which assets, liabilities and activities of another entity should be consolidated into the financial statements of a company. Interpretation 46 requires the consolidation of a variable interest entity by a company that bears the majority of the risk of loss from the variable interest entity’s activities, is entitled to receive a majority of the variable interest entity’s residual returns, or both. Management believes the management agreements with Trump International Sonesta Beach Resort Sunny Isles and Sonesta Hotel and Suites Coconut Grove are variable interests. The Company does not believe it bears the majority of the risk of loss from the variable interest entity’s activities or is entitled to receive the majority of the variable interest entity’s residual returns. Accordingly, the adoption of Interpretation 46 did not have a material impact on the Company’s overall financial position and results of operations.

FASB Statement No. 123 (Revised 2004), Share-Based Payment (SFAS 123R) was issued in December, 2004. SFAS 123R replaces SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123), and supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123R requires companies to recognize the compensation cost related to share-based payment transactions with employees in the financial statements. Since the Company has no share based compensation plans of any kind, the adoption of SFAS 123R in 2006 is not expected to affect the Company’s overall financial position and results of operations.

The Company adopted FASB Statement No. 132, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits”, which was issued in December 2003. Statement 132 revises employer’s disclosures about pension plans and other post-retirement benefit plans, and requires additional disclosures about the assets, obligations, cash flows and net periodic benefit costs of defined benefit pension plans and other defined post-retirement benefit plans.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification:

Certain amounts in the 2003 and 2004 financial statements have been reclassified to conform to the 2005 presentation.

Statement of Cash Flows:

Cash and cash equivalents consist of cash on hand and short-term, highly liquid investments with original maturities of less than 90 days, which are readily convertible into cash.

Cash paid for interest in 2005, 2004 and 2003 was approximately $3,430,000, $5,647,000 and $6,136,000, respectively. Cash paid for income taxes in 2005 and 2004 was approximately $6,732,000 and $224,000, respectively. Net cash refunded for income taxes in 2003 was approximately $1,384,000.

2. Operations

Sonesta Beach Resort Key Biscayne

On April 19, 2005, Sonesta Beach Resort Limited Partnership (“SBRLP”), a wholly owned subsidiary of Sonesta International Hotels Corporation (“Sonesta”), completed the transfer of the land and improvements of Sonesta Beach Resort, in Key Biscayne, Florida to a partnership between SBRLP and affiliates of Fortune International, a Miami-based real estate development and brokerage firm (“Fortune”). SBRLP is a 50% limited partner in the new partnership, and affiliates of Fortune are the general partner and a limited partner, together owning a 50% interest in the partnership. The new partnership, SBR-Fortune Associates, LLLP (“SBR-Fortune”), expects that the existing hotel will remain in operation through August 2006. It will subsequently be demolished to start construction of a new resort, which will include a luxury condominium hotel and residential condominium units, restaurants, meeting/function space, a spa and other facilities customary to the finest resorts in South Florida.

In connection with the closing on April 19, 2005, of the transfer of the land and improvements, Sonesta received $30,011,000 in cash, and, in addition, an existing mortgage of $29,967,000 on the property was paid off by SBR-Fortune. Sonesta also received an equity position in SBR-Fortune valued at approximately $60 million. This value will be paid to Sonesta out of the first available net proceeds from the sale of condominium units, after repayment of (construction) debt. Thereafter, Fortune will receive its initial $30 million equity contribution, plus any additional equity contributions it was required to make to develop the new resort. Subsequent to Fortune fully recovering its investment, profits will be split equally. Sonesta is not required to fund any additional equity beyond the contribution of the land and improvements. Fortune will have the sole responsibility for arranging financing and completing construction of the new resort.

As of April 19, 2005, Sonesta continues to operate the hotel under a token ($1 per year) lease with SBR-Fortune. Currently, the hotel is scheduled to close in August 2006. Sonesta will receive all operating profits during this period. Sonesta does have the right to cease operations of the existing hotel on 60 days notice, in case revenues are insufficient to cover all expenses.

Once the new condominium hotel is completed, the non-guestroom areas of the hotel, which include restaurants, bars, meeting space, office and storage facilities, etc., (the “Hotel Lot”) will be transferred to a newly formed partnership, of which Sonesta is a 70% partner and general partner, and Fortune is a 30% limited partner. Sonesta will operate the Hotel Lot, and will offer a rental program to the buyers of condo units that wish to make their units available for rental to the public.

The cost of closing the existing hotel, including severance payments to employees, funding of vacation pay, pension obligations and other costs, will be paid by SBR-Fortune, up to a maximum of $4 million. The Company believes this will be sufficient to cover these costs.

The Company has accounted for the transaction at December 31, 2005 as follows:

1.
In accordance with Statement of Financial Accounting Standards (SFAS) No. 66 “Accounting for Sales of Real Estate”, the Company has deferred all gain recognition on the property transfer due to its continuing involvement as owner in the development partnership, and as owner and manager of the new condominium hotel. Until such time that the existing Hotel ceases operations, the Company has recognized the cash received and the debt which was repaid as a finance obligation.

2.
Since the Company continues to operate the existing Hotel, all the Hotel’s assets remain included in fixed assets (with a net book value at December 31, 2005 of $35,942,000) and continue to be depreciated. The Company has adjusted the useful lives of certain furniture and equipment which was not included in the transfer of assets, and is recognizing additional depreciation expense (amounting to approximately $675,000 in 2005), to fully depreciate these assets by August 2006. All revenues and continuing expenses of the hotel operations are included in the statement of operations.

3.
For federal and state income tax purposes, the Company will report a taxable gain in 2005 of approximately $29.6 million on this transaction, but will have the benefit from the utilization of loss carryforwards from 2003 and 2004 of approximately $10.6 million. Federal and state taxes paid on the taxable gain are recorded as deferred tax assets

Going forward the accounting for this transaction will be as follows:

1.
During the accounting period that the existing hotel expects to cease operations, currently planned to be the third quarter of 2006, the Company will remove the existing hotel’s assets from its balance sheet, and will record an investment for its 50% equity ownership in the developing partnership. This investment will be based on 50% of the estimated fair value of the assets transferred plus 50% of the remaining book value of the assets at that time, reduced by the proceeds received in April 2005. The estimated fair value of the assets is $160 million, based on a valuation of the highest and best use of the land by a nationally recognized real estate firm. The book value of the land and improvements were approximately $31.7 million at December 31, 2005.

2.
Due to the continuing involvement by the Company by virtue of its ownership in the new condominium hotel, and the management of the rental program that will be offered to purchasers of condominium units, the gain on the transfer of the assets will be deferred. Additional proceeds from the development of the new condominium hotel will first reduce the investment account, and future proceeds in excess of the investment account will be added to the deferred gain.

3.	Once the new condominium hotel commences operations, the deferred gain will be amortized over a 30 year period, which coincides with the estimated useful life of the new building.

Other

During 2005 the Company sold land it owned in Costa Rica for $4.5 million, and reported a $3,950,000 pre-tax gain after deducting the $450,000 book value of the land and related expenses. The Company had owned the site since 1995. It was originally intended for a new resort, but the development never materialized.

The Company operates the Sonesta Hotel & Suites Coconut Grove, Miami, which is a condominium hotel that opened in April 2002. Under its agreements, the Company is committed to fund net operating losses, and to provide the hotel’s owner with a minimum annual return of $500,000, adjusted annually by increases in the Consumer Price Index, starting January 1, 2004. Starting in 2005, the management agreement can be terminated by the hotel’s owner if the Company fails to cure shortfalls against a minimum target return of $1,000,000, adjusted annually by increases in the CPI. From April 2002 through December 2004, the Company contributed and expensed $1,804,000 for shortfalls against the minimum owners return. In addition, included in 2005 is a $263,000 expense recorded to cure a shortfall in achieving the minimum target return for the calendar year 2005. The hotel’s owner will have the right to cancel the management agreement, if the Company, once it has been notified, declines to cure the 2005 shortfall. The hotel’s owner and the Company have agreed to postpone the notice period until April 15, 2006, and will attempt to negotiate a mutually acceptable restructuring of the management agreement before then. The Company expects to achieve the target return for 2006.

The Company operates the Trump International Sonesta Beach Resort, a condominium hotel in Sunny Isles Beach, Florida. This hotel opened in April 2003. The Company contributed to the cost for the hotel’s non-guestroom furniture, fixtures and equipment (“FF&E”), and has recorded an investment of $2,250,000 at December 31, 2005 for same. The Company also guarantees an equipment lease in the original amount of $1,000,000. Additionally, the Company advanced $2,328,000 for pre-opening expenses, which amount was repaid in January 2006. Under the management agreement, the Company is obligated to fund 50% of the hotel’s losses from the opening through November 1, 2004. After this date, the Company is obligated to pay the owner a minimum annual return of $800,000. The Company advanced $1,391,000 for losses through November 1, 2004, which amount is included in long-term receivables and advances. This amount will be repaid from profits in excess of the minimum return, or will be settled if the Company closes on a purchase option it has under the management agreement (see Note 9 - Legal Proceedings). In 2005, the Company recorded an expense of $393,000 for a shortfall incurred against the minimum return during the period November 1, 2004 through December 31, 2005. Based on its business plan for the hotel, the Company does not expect to fund any shortfalls in 2006, and it expects to fully recover all amounts advanced in the future.

Chateau Sonesta Hotel New Orleans, which the Company operates under a long-term management agreement, was closed from August 29 to November 30, 2005 due to damages sustained from Hurricane Katrina. The hotel’s owner has notified the Company that it will only pay for losses sustained during the period the hotel was closed, and for repairs, to the extent of available insurance proceeds. As a result, the Company has advanced $1,025,000 at December 31, 2005, primarily for the payment of ongoing expenses of the hotel operation. The Company is entitled to recover these advances, including interest, out of first available income from the hotel, based on the terms of its management agreement. In addition, the Company has committed to advance approximately $2.1 million for repairs, which will be repaid from either insurance proceeds or from income from operations. The Company has been in discussions with the hotel’s owner regarding a possible acquisition of the hotel by the Company, but no agreements have been reached.

The Company’s receivables for fees and reimbursable expenses from Sonesta Beach Resort and Sonesta Club Sharm El Sheikh, Egypt totaled approximately $1.6 million at December 31, 2005, and are included in Accounts Receivables-Trade. Management believes these amounts will be fully realizable from income generated by these hotels, which are operated under long-term management agreements.

The Company reached agreements with its lender to restructure its mortgage debt on Royal Sonesta Hotel Boston (Cambridge) (see Note 4 - Borrowing Arrangements). The restructuring provided for lower interest payments, and the deferral of principal payments, starting January 1, 2004.

The Company terminated a license agreement for the use of its name for four small properties in Tuscany, Italy in early 2005.

During 2004, the Company started operating Sonesta Beach Resort Taba, in Egypt, under a management agreement. Also during 2004, the Company granted licenses for the use of its name to hotels in St. Maarten and Sao Paulo, Brazil.

Gross revenues for hotels operated by the Company under management contracts, by geographic area, for the three years ended December 31, 2005, are summarized below:

		(in thousands)
		(unaudited)
	2005	2004	2003

United States	$46,764	$45,077	$26,296
Bermuda	--	--	16,105
Egypt	39,077	36,139	25,710
	$85,841	$81,216	$68,111

Costs and operating expenses for owned and leased hotels for the three years ended December 31, 2005 are summarized below:

		(in thousands)
	2005	2004	2003
Direct departmental costs:
Rooms	$13,331	$13,043	$12,761
Food and beverage	19,922	20,232	19,391
Heat, light and power	3,395	3,348	2,975
Other	4,374	4,300	4,268
	$41,022	$40,923	$39,395

Direct departmental costs include payroll expense and related payroll burden, the cost of food and beverage consumed and other departmental costs.

The Company experienced losses in the years 2001 through 2004, and an operating loss in 2005, as a result of declines in business and leisure travel since September 2001. In 2005, the Company recorded a net profit, aided by a gain on sale of assets, and a reduction in interest expense following the repayment of the mortgage loan on Sonesta Beach Resort Key Biscayne as part of a transaction to redevelop the hotel site. This transaction also provided the Company with substantial cash resources, which will be sufficient for the Company to meet its working capital needs, operating expenses, rent and capital expenditures in the normal course of its business for the foreseeable future.

3.	Long-Term Receivables and Advances

	(in thousands)
	December 31, 2005	December 31, 2004
Sharm El Sheikh, Egypt (a)	$391	$646
Sonesta Hotel & Suites Coconut Grove (b)	5,003	5,201
Trump International Sonesta Beach Resort (c)	3,720	3,788
Chateau Sonesta Hotel New Orleans (d)	1,025	--
Other	740	741
Total long-term receivables	10,879	10,376
Less: current portion	3,359	1,310
Net long-term receivables	$7,520	$9,066

(a)
This loan, in the original amount of $1,000,000, was made in 1996 and 1997 to the owner of the Sonesta Beach Resort, Sharm El Sheikh. The loan bears interest at the prime rate (7.25% at December 31, 2005) and is adjusted semi-annually. Currently, the loan is being repaid with monthly payments of $23,800. The loan matures in 2007.

(b)
This loan was made to the owner of the Sonesta Hotel & Suites Coconut Grove, Miami, which opened in April 2002. The Company has loaned $4,000,000 to fund construction and furniture, fixtures and equipment (“FF&E”) costs, and, in addition, has loaned $1,000,000 for pre-opening costs and working capital. The loan for construction and FF&E costs bears interest at the prime rate (7.25% at December 31, 2005) plus 0.75%. No interest was charged on the loan for pre-opening costs, which was fully repaid at December 31, 2005. The loan is secured by a mortgage on the hotel property and is being repaid out of hotel profits that are available for distribution to the owner, and, to the extent the hotel’s earnings are insufficient to pay the owner certain minimum annual returns and minimum annual target returns due under the management agreement, out of shortfalls funded by the Company.

(c)
This amount represents advances made to the owner of Trump International Sonesta Beach Resort Sunny Isles for pre-opening costs ($2,328,000) and for the Company’s share of the losses of the resort from the opening in April 2003 through October 31, 2004 ($1,391,000). The advance for pre-opening expenses was repaid in January 2006. No interest is charged on the advance for losses, which will be repaid out of future available profits generated by the hotel, or will be settled if the Company closes on the purchase option it has for the hotel (see Note 9 - Legal Proceedings).

(d)
During the fourth quarter of 2005, the Company advanced $1,025,000 to Chateau Sonesta Hotel New Orleans, which it operates under a long term management agreement. This advance was primarily used for the payment of ongoing expenses during the period the hotel was closed from August 29 to November 30, 2005, and to repair damage from Hurricane Katrina. The hotel’s owner has filed claims under its building insurance policy, which includes business interruption provisions, but the amount and the timing of the insurance recovery is uncertain. If insurance proceeds are insufficient, the Company has the right to recover these advances, together with interest at the prime rate (7.25% at December 31, 2005) plus three (3) percentage points out of first available income from the hotel. The Company has been in discussions with the hotel’s owner regarding a possible acquisition of the hotel, but no agreements have been reached.

Management continually monitors the collectability of its (long-term) receivables and advances and believes they are fully realizable.

4. Borrowing Arrangements

Credit Line

The Company has a $2,000,000 demand line of credit. This line bears interest at the prime rate (7.25% at December 31, 2005). Advances under this line require the bank’s approval each time a request is made. No amounts were outstanding under this line of credit at December 31, 2005.

There were no short-term borrowings during 2005. During 2004 and 2003, average short-term borrowings were $21,000 and $227,000, respectively, at average interest rates of 4% and 4.1%. The maximum amounts of short-term borrowings during 2004 and 2003 were $800,000 and $2,119,000, respectively.

Long-Term Debt

	(in thousands)
	December 31, 2005	December 31, 2004
Charterhouse of Cambridge Trust and Sonesta of Massachusetts Inc.:
First mortgage note	$34,061	$39,633
Sonesta Beach Resort Limited Partnership:
First mortgage note	--	29,967
Accrued interest	106	216
	34,167	69,816
Less current portion of accrued interest	(106)	--
Total long-term debt	$34,061	$69,816

The Company’s long-term debt is secured by a first mortgage on the Royal Sonesta Hotel Boston (Cambridge) property, which is included in fixed assets at a net book value of $20,235,000 at December 31, 2005. The interest rate is 8.6% for the term of the loan.

In April 2005, the Company closed on a transaction to transfer the land and improvements of the Sonesta Beach Resort, Key Biscayne (see Note 2 - Operations). As part of this transaction, the note secured by the Key Biscayne hotel was repaid. By agreement with the lender, the Company paid $5,572,000 to reduce the principal balance of the Royal Sonesta Hotel Boston (Cambridge) loan to $34,061,000. The $5,572,000 payment included $1,077,000 of deferred principal payments and an additional prepayment of $4,495,000 which was required by the lender because the Key Biscayne and Cambridge mortgage loans were cross-collateralized.

Effective December 1, 2003, the Company and the lender restructured the mortgage loan. The Company is required to make payments of interest only at 5% per annum through December 1, 2006, and payments of interest only at 8.6% per annum from December 1, 2006 through December 1, 2007. As of January 1, 2008, payments will be based on interest and principal, calculated on the original 25-year amortization schedule of the loan, taking into account the aforementioned prepayments of principal. During the restructuring period, interest will continue to accrue at 8.6%, and excess cash flow from the Royal Sonesta Hotel Boston (Cambridge) hotel remaining after payment of interest is required to be paid into escrow, and may be used solely for the future payment of hotel expenses or capital expenditures, or to reduce the amount of the accrued and unpaid interest. At December 31, 2005, the escrow balance equaled $267,000, which amount is included in Restricted Cash on the Company’s balance sheet.

Aggregate principal payments for the years subsequent to December 31, 2005, are as follows:

Year	(in thousands)
2006	$--
2007	--
2008	602
2009	665
2010	32,794

 5. Stockholders’ Equity

Basic Earnings (Losses) per Share

As the Company has no dilutive securities, there is no difference between basic and diluted earnings per share. The following table sets forth the computation of basic income or losses per share (in thousands, except for per share data):

	2005	2004	2003
Numerator:
Net income (loss)	$4,668	$(4,602)	$(6,431)

Denominator:
Weighted average number of
shares outstanding	3,698	3,698	3,698

Net income (loss) per share	$1.26	$(1.24)	$(1.74)

6.	Commitments and Contingencies

The Company operates the Sonesta Hotel & Suites Coconut Grove, Miami, which is a condominium hotel that opened in April 2002, and the Trump International Sonesta Beach Resort, a condominium hotel in Sunny Isles, Florida, which opened in April 2003. Under the management agreements for these hotels, the Company is committed to fund certain operating losses and minimum returns to the owners of the hotels. These commitments are described, in detail, in Note 2 - Operations.

The Company has also guaranteed an equipment lease in the original amount of $1,000,000 on behalf of the Trump International Sonesta Beach Resort Sunny Isles. The lease is due in monthly installments with final payment due in June, 2008. The Company would be obligated to perform under this guarantee if the Trump International Sonesta Beach Resort Sunny Isles failed to pay principal and interest payments to the lender when due. Including accrued interest, as of December 31, 2005 the maximum potential amount of future (undiscounted) payments under this agreement would be $585,000.

The Company is committed to advance approximately $2.1 million to repair damage done by Hurricane Katrina to Chateau Sonesta Hotel New Orleans, which the Company operates under a long-term management agreement.

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

Minimum fixed rentals under operating leases, principally on real estate, payable subsequent to December 31, 2005 (exclusive of real estate taxes, insurance and other occupancy costs) are as follows:

(in thousands)	Operating leases
Period
2006	$711
2007	665
2008	630
2009	622
2010	623
Thereafter	961
$4,212
Rentals charged to operations are as follows:
		(in thousands)
	2005	2004	2003
Real Estate:
Fixed rentals	$887	$662	$739
Percentage rentals
based on defined
operating profits	6,144	6,417	5,019
Other rentals	19	19	20
	$7,050	$7,098	$5,778

The Company has incentive compensation plans for management under which hotel profit bases, as established annually, must be achieved before any incentive compensation may be earned. The incentive compensation charged to operations was $422,000 in 2005, $533,000 in 2004 and $208,000 in 2003.

7. Pension and Benefit Plans

Pension Plan

The Company maintains a non-contributory defined benefit pension plan (the Plan) for certain employees of Sonesta International Hotels Corporation and its subsidiaries. Benefits are based on the employee’s years of service and the highest average monthly salary during any 60 consecutive months of employment. The Company’s funding policy is to contribute annually at least the minimum contribution required by ERISA. The Company does not offer any other post-retirement benefit plans.

Plan Changes

Effective January 1, 2006, the Pension Plan was amended to increase the total number of years of service required to be eligible for full benefits under the Plan from 27 to 35 years. At the same time, a minimum benefit payable for each year of service was reduced. These Plan changes will reduce the annual service cost of the Plan going forward.

Obligations and Funded Status

The following table sets forth the funded status of the Plan at December 31, 2005 and 2004:

	(in thousands)
	2005	2004
Change in benefit obligation
Benefit obligation at beginning of year	$33,285	$27,674
Service cost	1,866	1,618
Interest cost	2,012	1,865
Actuarial loss	2,134	3,695
Benefits paid	(2,134)	(1,567)
Benefit obligation at end of year	37,163	33,285

Change in plan assets
Fair value of plan assets at beginning of year	20,036	19,727
Actual return on plan assets	207	2,095
Employer contribution	2,188	--
Benefits paid	(2,134)	(1,567)
Administrative expenses	(159)	(219)
Fair value of plan assets at end of year	20,138	20,036

Projected benefit obligation in excess of Plan assets	17,025	13,249
Unrecognized actuarial loss	(9,804)	(6,654)
Unrecognized prior service cost	(459)	(549)
Unrecognized transition asset	--	88
Accrued pension liability	$6,762	$6,134

The Company recognized accrued benefit costs of $6,762,000 and $6,134,000 in its statement of financial position at December 31, 2005 and 2004, respectively.

The following table presents the projected and accumulated benefit obligation compared to plan assets:

	(in thousands)
	December 31,
	2005	2004

Projected benefit obligation	$37,163	$33,285
Accumulated benefit obligation	26,701	25,993
Fair value of plan assets	20,138	20,036

The components of the Company’s net periodic pension cost for the Plan were as follows:

		(in thousands)
	2005	2004	2003

Service cost	$1,866	$1,618	$1,211
Interest cost	2,012	1,865	1,672
Expected return on plan assets	(1,740)	(1,591)	(1,558)
Amortization of prior service cost	90	89	88
Amortization of transition asset	(88)	(88)	(88)
Recognized actuarial loss	676	481	221
Total plan benefit cost	2,816	2,374	1,546
Amounts charged to hotels
operated under management contracts	358	132	62
Net periodic benefit cost	$2,458	$2,242	$1,484

Weighted-average assumptions used to determine benefit obligations at each of the three years ending December 31 were:
	2005	2004	2003
Discount rate	5.75%	5.75%	6.25%
Rate of compensation increase	3.00%	3.00%	3.00%

Weighted-average assumptions used to determine net periodic pension costs for each of the three years ended December 31 were:
	2005	2004	2003
Discount rate	5.75%	6.25%	6.75%
Expected return on plan assets	8.50%	8.50%	8.50%
Rate of compensation increase	3.00%	3.00%	3.00%

The assumed rate of return on plan assets has remained unchanged since 1988. Management believes 8.50% is a realistic long-term rate of return. The balanced retirement fund into which plan assets have been invested since 1987 has provided a composite average annual rate of return of 10.5% since 1987.

Plan Assets

The Plan’s weighted-average asset allocations at December 31, 2005 and 2004, by asset category, were as follows:

	Plan assets at December 31,
	2005	2004

Cash & money market investments	2%	4%
Government debt securities	23%	19%
Corporate debt securities	2%	5%
Equity securities	73%	72%
	100%	100%

The Plan’s assets have been invested in a balanced retirement investment fund managed by a Boston-based investment management company since 1987. The investment objective of the fund is to achieve capital growth over the long-term through a broadly diversified, actively managed blend of stocks, bonds and money market instruments. In order to moderate the Fund’s risk and volatility, a mix of assets is selected for the Fund with the dual objective of providing the opportunity to participate in favorable economic environments, and also moderating downside risk in the event economic conditions deteriorate. To further balance risk and return, individual investments are held across a wide range of economic sectors. Specific equity selections focus on financially sound companies with strong competitive positions in their industry. Bond holdings are primarily of higher quality issuers.

Cash Flows

The Company expects to make contributions to its Plan in 2006 of $470,000.

The following table sets forth estimated future benefit payments from the Plan. These estimated payments include expected future service.

(in thousands)
Estimated Pension Benefit Payments

2006	$919
2007	922
2008	906
2009	930
2010	936
2011 through 2015	6,035

Savings Plan

The Company has an employee savings plan (the Savings Plan) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating U.S. employees may defer a portion of their pre-tax earnings up to the Internal Revenue Service annual contribution limit. All U.S. employees of the Company are eligible to participate in the Savings Plan. Participating employees may choose to invest their contributions in each one of twenty-one mutual funds, which include equity funds, balanced funds and a money market fund. The Savings Plan does not provide for contributions by the Company. The Company does bear the costs of administering the Plan, which were $20,000 for 2005, $23,000 for 2004 and $25,000 for 2003.

8.	Segment Information

The Company has two reportable segments: Owned and Leased Hotels, and Management Activities. The Owned and Leased Hotels segment consists of the operations of the Company’s hotels in Boston (Cambridge), Key Biscayne and New Orleans. Revenues for this segment are derived mainly from rooms, food and beverage, parking and telephone receipts from hotel guests. The Management Activities segment includes the operations of hotels and resorts under management agreements, and also includes fees from hotels to which the Company has granted licenses. Revenues from this segment are derived mainly from management, marketing, license and service fees charged to the third party owners of these properties. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. The segments’ operating income or losses and pretax profit or losses are after giving effect to management, marketing and service fees to the Company’s owned and leased properties. Segment data for the three years ended December 31, 2005 follows:

Year ended December 31, 2005		(in thousands)
	Owned & Leased Hotels	Management Activities	Consolidated

Revenues	$84,139	$3,986	$88,125

Operating income (loss) before
depreciation and amortization expense	10,573	(3,921)	6,652
Depreciation and amortization	(7,968)	(589)	(8,557)
Interest income (expense), net	(3,918)	1,082	(2,836)
Other income	1	4,053	4,054
Segment pre-tax profit (loss)	(1,312)	625	(687)

Segment assets	79,954	50,665	130,619
Segment capital additions	4,382	415	4,797

Note: Included in other income under Management Activities is a gain on the sale of land by the Company, originally intended for hotel development.

Year ended December 31, 2004		(in thousands)
	Owned & Leased Hotels	Management Activities	Consolidated

Revenues	$85,500	$4,407	$89,907

Operating income (loss) before
depreciation and amortization expense	11,912	(2,250)	9,662
Depreciation and amortization	(7,586)	(574)	(8,160)
Interest income (expense), net	(6,205)	345	(5,860)
Other income (deductions)	(20)	202	182
Segment pre-tax loss	(1,899)	(2,277)	(4,176)

Segment assets	84,656	24,881	109,537
Segment capital additions	3,746	308	4,054

Year ended December 31, 2003		(in thousands)
	Owned & Leased Hotels	Management Activities	Consolidated

Revenues	$81,419	$3,477	$84,896

Operating income (loss) before
depreciation and amortization expense	11,573	(4,194)	7,379
Depreciation and amortization	(8,004)	(566)	(8,570)
Interest income (expense), net	(6,137)	301	(5,836)
Other income	590	40	630
Segment pre-tax loss	(1,978)	(4,419)	(6,397)

Segment assets	87,532	22,587	110,119
Segment capital additions	6,228	296	6,524

Segment assets for Management Activities in the information above include cash held in corporate accounts, and loans to and receivables from properties under management and license agreements. Segment assets for Owned and Leased hotels include the book value of the hotels’ fixed assets, and the hotels’ other current and long-term assets.

Segment data by geographic area of the Company's revenues, operating income and long-lived assets follows:

		(in thousands)
		Revenues
	2005	2004	2003

United States	$85,837	$87,538	$83,031
Other	2,288	2,369	1,865
Consolidated	$88,125	$89,907	$84,896

	Operating income (loss)
	2005	2004	2003

United States	$(3,620)	$(295)	$(2,364)
Other	1,715	1,797	1,173
Consolidated	$(1,905)	$1,502	$(1,191)

	Long-lived Assets
	2005	2004	2003

United States	$72,354	$75,851	$80,034
Other	445	787	815
Consolidated	$72,799	$76,638	$80,849

9.	Legal Proceedings

Trump International Sonesta Beach Resort Sunny Isles

Sonesta Hotels of Florida, Inc. (“SHF”), a wholly owned subsidiary of the Company, operates Trump International Sonesta Beach Resort, in Sunny Isles, Florida (the “Hotel”), under a management agreement with the Hotel’s owner, Sunny Isles Luxury Ventures L.C. (“SILV”). The Hotel opened for business in April 2003. The Hotel is a condominium hotel, and the guestrooms are owned by third party buyers and, to the extent condominium units remain unsold, by SILV. The management agreement includes an option for SHF to purchase the Hotel’s non-guestroom areas (the “Hotel Lot”) and meeting facilities (the “Commercial Lot”). The combined purchase price is twenty four million dollars ($24,000,000), which would be 100% financed by SILV by means of a non-recourse, 25-year loan secured by a mortgage on the Hotel and Commercial Lot. SHF exercised its purchase option for the Hotel Lot in September 2004, and the parties agreed that they would close the transaction in early January 2005. Despite its earlier agreements, SILV took the position that it would not close on this transaction and, in response, the Company filed a lawsuit in the Circuit Court of the 11th Judicial Circuit in Miami-Dade County, Florida, to compel SILV to close the transaction. In connection with a mediation procedure, SILV and the Company entered into an agreement in September 2005 pursuant to which, subject to certain contingencies, the transaction would close in January 2006. In addition, the Company and SILV agreed on the amount of pre-opening expenses the Company advanced and is entitled to receive back following a completion of the purchase transaction; and also agreed on the amount SILV is entitled to for the Company’s contribution to the Hotel’s non-guestroom furniture, fixtures and equipment. Both these issues were the subject of previous arbitration procedures. SILV and the Company have been working on finalizing closing documents, but the actual closing has been further delayed as certain items in the agreement of September 2005 have not been concluded, and additional issues have been raised. The Company will continue to work on finding an amicable solution to these issues, but does not preclude going back to court to compel SILV to close on the transaction. Meanwhile, the Company settled the amount owed for pre-opening expenses, after deducting amounts owed to SILV for the Company’s FF&E contribution from Hotel funds that would otherwise be owed to SILV. If the closing of the purchase takes place pursuant to the agreement reached in September 2005, minimum annual payments would increase from the current $800,000 to $900,000 in 2006, and increase by $50,000 increments each year to a maximum of $1,100,000 in 2010 and each year thereafter. Therefore, the delay has no detrimental effect on the Company’s cash flow. Based on the terms of the September 2005 agreements, and assuming the purchase is completed, the Company’s management and ownership of the Hotel and Commercial Lot beyond January 2008 is subject to certain contingencies, which include standards regarding the quality of the operations.

Chateau Sonesta Hotel New Orleans

A subsidiary of the Company, Sonesta Louisiana Hotels Corporation (“SLHC”), which operates Chateau Sonesta Hotel, in New Orleans (the “Hotel”), was involved in an arbitration pursuant to the terms of the Management Agreement between the owner of the Hotel and SLHC. The owner alleged that SLHC failed to perform certain obligations under the Management Agreement, specifically its obligations to (A) “use all reasonable efforts to operate the Hotel…in a manner that achieves a high level of guest satisfaction and profitability”, and (B) exercise all reasonable efforts to assure that Sonesta Hotels’ corporate services “are billed to the Hotel and to the Royal Sonesta Hotel, New Orleans on a fair and equitable basis”. The position established by owner’s arbiter claimed damages of $2,952,000, and SLHC’s arbiter maintained that no more than $268,000 in damages should be awarded. In May 2004, a decision was rendered in favor of SLHC by a third arbiter selected by the parties. The Company recorded expenses of $281,000 and $847,000 in 2004 and 2003, respectively, related to the award for damages of $268,000, as well as its share of the costs of the arbitration, and the Company’s legal and consulting fees.

The Company is also from time to time subject to routine litigation incidental to its business, and generally covered by insurance. The Company believes that the results of such litigation will not have a materially adverse effect on the Company’s financial condition.

10.	Income Taxes

The table below allocates the Company's income tax expense (benefit) based upon the source of income:

			(in thousands)
	2005		2004		2003
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
Income (loss) before
Income taxes	$(4,637)	$3,950	$(6,114)	$1,938	$(7,688)	$1,291

Federal, foreign and
state income tax
Provision (benefit):

Current federal
Income tax (benefit)	$8,444	$963	$(1,447)	$301	$(2,799)	$626

State and foreign tax, principally current	548	216	125	663	262	168

Deferred federal and state
Income tax (benefit)	(11,684)	20	(684)	(305)	(310)	(2)

Federal tax valuation
Allowance	(4,844)	982	2,131	(358)	2,713	(624)
	$(7,536)	$2,181	$125	$301	$(134)	$168

During 2003 and 2004, the Company recorded valuation allowances totaling $3,862,000 against the federal income tax benefits on its pre-tax losses of approximately $10.6 million incurred during these two years, since it was uncertain if the Company could realize a future benefit for these losses. In addition, valuation allowances of $296,000 were recorded against Florida state tax loss carry forwards, for the same reason. In April 2005, the Company completed the transfer of the land and improvements of Sonesta Beach Resort Key Biscayne (see Note 2 - Operations). This transaction resulted in significant taxable income, and the Company therefore reversed in 2005 the valuation allowances previously recorded, since it will receive a benefit in 2005 for the prior years’ losses.

In 2005, a foreign subsidiary of the Company sold land it had owned in Costa Rica, and recorded a pre-tax gain of $3,950,000 on the sale. The foreign subsidiary remitted the proceeds to the parent company, and in accordance with IRS Code Section 965(a) of the American Job Creations Act of 2004, the Company was able to receive a “temporary dividends received deduction” of approximately $3.1 million, resulting in tax savings of approximately $1.1 million.

A reconciliation of net tax expense (benefit) applicable to income or losses at the statutory rate follows:

		(in thousands)
	2005	2004	2003

Expected benefit for taxes at
Statutory rate	$(241)	$(1,420)	$(2,175)
Valuation allowance (reversal)	(3,862)	1,773	2,089
Temporary dividends deduction on foreign		--	--
Earnings remitted	(1,069)
Tax on previously unremitted foreign		--	--
Earnings	158
State income taxes, net of
Federal benefit	(171)	83	173
Foreign income taxes,
net of federal benefit	--	--	111
Other	(170)	(10)	(164)
	$(5,355)	$426	$34

Deferred tax expense (benefits) result from temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes. The source of these differences and their tax effects are as follows:

		(in thousands)
	2005	2004	2003

Tax depreciation more (less) then
Book depreciation	$(1,168))	$89	$447
Federal tax on deferred gain on sale
of assets	(10,002)	--	--
State tax on deferred gain on sales
of assets	(725)	--	--
Foreign tax credits used (carried forward)	301	(301)	--
Alternative minimum tax and general
Business credits used (carried forward)	1,452	(103)	(69)
Pension contribution less than pension
Expense	(137)	(763)	(502)
Valuation allowance (reversal)	(1,428)	989	439
Other temporary differences	43	129	(188)
	$(11,664)	$40	$127

Temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities that give rise to significant portions of deferred income taxes at December 31, 2005 and 2004 relate to the following:

	(in thousands)
	2005	2004
Current deferred tax asset
Expenses accrued but deferred for tax purposes	$456	$--
Current deferred tax asset	$456	$--

Long-term deferred tax assets (liabilities)
Depreciation book tax difference	$(6,923)	$(8,091)
Foreign tax credits carried forward	--	301
Alternative minimum tax and General business credits carried forward	--	1,452
Pension expense in excess of contributions	2,150	2,013
Charitable contributions not currently deductible	--	167
Valuation allowance	--	(1,428)
Expenses accrued but deferred for tax purposes	--	396
Federal tax on deferred gain on sale of assets	10,002	--
State tax on deferred gain on sale of assets	725	--
State tax benefits of $1,600,000 ($1,500,000 in 2004) from net
Operating loss carry-forwards, net of valuation allowance	--	--
Federal tax benefits of $2,370,000 in 2004 from net
Operating loss carry-forwards, net of valuation allowance	--	--
Other	123	59
Deferred tax asset (liability)	$6,077	$(5,131)

At December 31, 2005, the Company had state net operating loss carry-forwards of approximately $23,500,000 for income tax purposes. Of the total carry-forwards available at December 31, 2005, approximately $2,000,000 expires in 2006, $3,200,000 expires in 2007, $4,800,000 expires in 2008, $4,900,000 expires in 2009, $4,200,000 expires in 2010, and $4,400,000 expires in 2011. For financial reporting purposes, valuation allowances of $1,600,000 and $1,500,000 have been recognized at December 31, 2005 and 2004, respectively, to offset the deferred tax assets related to those carry-forwards.

Vitale, Caturano & Company

Accounting and Tax
Business Solutions
Financial Services
Technology Services

REPORT OF REGISTERED INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of
Sonesta International Hotels Corporation:

We have audited the accompanying consolidated balance sheets of Sonesta International Hotels Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sonesta International Hotels Corporation and subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

[Missing Graphic Reference]
VITALE, CATURANO & COMPANY, LTD.

Boston, Massachusetts
March 10, 2006

Certified Public Accountants  An Independent Member of Baker Tilly International80 City Square, Boston, Massachusetts 02129 617 · 912 · 9000 FX 617 · 912 · 9001 www.vitale.com