Form 10-K, Exhibit 13
period 2006-12-31
SONESTA INTERNATIONAL HOTELS CORP
filed 2007-03-26
CIK 91741

EXHIBIT 13

SONESTA INTERNATIONAL HOTELS CORPORATION

ANNUAL REPORT 2006

TO OUR SHAREHOLDERS:

In many ways, 2006 was a transitional year for Sonesta. It was a year in which we watched our two New Orleans hotels struggle to recover from Hurricane Katrina. A year in which we closed our Sonesta Beach Resort, in Key Biscayne, in anticipation of the redevelopment of that site. And a year in which we welcomed two new Nile River cruise ships, a second resort in St. Maarten, and a hotel in Brasilia, Brazil.

The loss we reported for 2006 of approximately $3,500,000 was due in part to higher depreciation expense. On a cash flow basis, the Company broke even. We recently implemented a restructuring of our regional sales offices to reduce our corporate costs. We continue to have ample cash reserves to meet our foreseeable needs.

The closure of Sonesta Key Biscayne, at the end of August, was a bittersweet event. As excited as we are about the new development, it was difficult to say good-bye to our wonderful Key Biscayne employees, many of whom had worked at the hotel for many years.

The partnership we formed with Fortune International in 2005 to redevelop the Sonesta Key Biscayne site encountered community resistance to our plans to create a condominium-hotel and residences. We have made efforts to address community concerns, including issues pertaining to density, set-backs, height and traffic, and look forward to obtaining the approvals we seek. While our first choice is to have a deluxe hotel to operate, most likely a condominium-hotel, we are considering a range of other possibilities for this fabulous site.

Our Royal Sonesta and Chateau Sonesta Hotels, in New Orleans, operated continuously throughout 2006, although Chateau’s restaurant and lobby bar, which suffered damage during Katrina, were not restored until later in the year. Hotel business in New Orleans depends heavily on city-wide conventions, and in a normal year the City may host 20 or more. In 2006, there were only three city-wide conventions in the City, and half the usual numbers are presently on the books for 2007-2009.

We have entered into agreements to acquire Chateau Sonesta, New Orleans, subject to certain contingencies. As challenging as the current hotel environment is in New Orleans, we believe the City will come back, although it may take awhile. We will invest in renovating the Hotel and expect our investment to pay off over the next few years.

Royal Sonesta Boston’s results improved markedly in 2006, and the Hotel seems to be back on track. All guestrooms have been renovated and we recently completed a spectacular new lighting feature that illuminates the Hotel’s entrance. A new restaurant at the Hotel, dante, opened last spring and has been enthusiastically received.

As we reported in October, we rescinded the exercise of our option to acquire the hotel operation at Trump Sonesta Resort, in Sunny Isles Beach, Florida. While we continue to operate the Hotel, we concluded that, in light of the owner’s unwillingness to complete the purchase transaction with us, we would not realize the benefits from ownership we had envisioned. The Hotel operation continued to improve in 2006, and the Hotel received Mobil’s 4-Star rating in November - something we are all proud of.

Sonesta Hotel & Suites Coconut Grove continues to perform well. Guestrooms are being upgraded with new bedding, new dressers and flat-screen televisions.

Our operations in Egypt have been good and our Company enjoys a strong reputation in that country. As mentioned, during 2006 we launched two new Nile River cruise ships. Sonesta Star Goddess and Sonesta St. George I are ultra-luxury vessels, among the finest on the Nile. Sonesta now operates six hotels and five cruise ships in Egypt. We continue to explore new management opportunities, both in Egypt and elsewhere in the Middle East, and recently signed a contract to operate a hotel being developed in Doha, Qatar that should open in 2008.

Our relationships with the owners and operators of our six (6) licensed/franchised properties in Peru, two (2) in St. Maarten, and two (2) in Brazil continue to be strong. This past fall we welcomed Sonesta Great Bay Beach Resort & Casino, in St. Maarten and Sonesta Hotel Brasilia, in Brazil.

Construction of the 900-plus unit condominium-hotel project we agreed to operate in Orlando continues, although we are unable to say with certainty when the first phase will open.

If you would like additional information about The Sonesta Collection of hotels, resorts and cruises, please visit our website at Sonesta.com. We will soon be launching a dynamic new website and encourage you, our shareholders, to explore it.

We appreciate your continued interest and support, and that of our hotel owners, guests, partners and employees.

/s/ Roger P. Sonnabend
Roger P. Sonnabend
Executive Chairman of the Board

/s/ Peter J. Sonnabend
Peter J. Sonnabend
Chief Executive Officer and Vice Chairman

/s/ Stephanie Sonnabend
Stephanie Sonnabend
Chief Executive Officer and President

March 13, 2007

SONESTA INTERNATIONAL HOTELS CORPORATION
5-YEAR SELECTED FINANCIAL DATA

(In thousands except for per share data)

	2006	2005	2004	2003	2002
Revenues	$77,595	$88,125	$89,907	$84,896	$90,131
Other revenues from managed and affiliated
properties (1)	21,237	14,543	12,727	8,625	2,188
Total revenues	98,832	102,668	102,634	93,521	92,319
Operating income (loss)	(3,829)	(1,905)	1,502	(1,191)	2,276
Net interest expense	(1,441)	(2,836)	(5,860)	(5,836)	(5,799)
Other income	49	4,054	182	630	10
Loss from continuing operations before income taxes	(5,221)	(687)	(4,176)	(6,397)	(3,513)
Income tax provision (benefit)	(1,698)	(5,355)	426	34	(790)
Income (loss) from continuing operations	(3,523)	4,668	(4,602)	(6,431)	(2,723)
Discontinued operations:
Loss from operations and sale of discontinued hotel	--	--	--	--	(1,928)
Income tax benefit	--	--	--	--	(655)
Loss from discontinued operations	--	--	--	--	(1,273)
Net income (loss)	$(3,523)	$4,668	$(4,602)	$(6,431)	$(3,996)

Basic and diluted income (loss) per share of common stock:
Continuing operations	$(0.95)	$1.26	$(1.24)	$(1.74)	$(0.74)
Discontinued operations	--	--	--	--	(0.34)
Net income (loss)	$(0.95)	$1.26	$(1.24)	$(1.74)	$(1.08)

Cash dividends declared	$0.20	$1.10	$--	$0.05	$0.20

Net property and equipment	$38,400	$72,799	$76,638	$80,849	$83,171
Total assets	126,428	130,619	109,537	110,119	118,450
Long-term debt including currently payable portion	34,061	34,061	69,816	69,311	70,043
Common stockholders' equity	7,371	11,865	11,264	15,866	22,482
Common stockholders' equity per share	1.99	3.21	3.05	4.29	6.08
Common shares outstanding at end of year	3,698	3,698	3,698	3,698	3,698

(1) see Note 1 in consolidated financial statements.
Market price data for the Company’s common stock showing high and low prices by quarter for each of the last two years is as follows:

	NASDAQ Quotations

	2006		2005

	High	Low	High	Low

First	$26.94	$24.35	$42.77	$6.43
Second	25.25	13.82	32.25	25.01
Third	19.99	15.53	31.24	25.05
Fourth	22.67	15.53	30.01	24.72

The Company’s common stock trades on the NASDAQ Stock Market under the symbol SNSTA. As of February 14, 2007 there were 381 holders of record of the Company’s common stock.

A copy of the Company’s Form 10-K Report, which is filed annually with the Securities and Exchange Commission, is available to stockholders. Requests should be sent to the Office of the Secretary at the Company’s Executive Office.

Performance Graph
The following graph compares the annual percentage change in the cumulative total stockholder return on the Company’s Common Stock against the cumulative total return of the NASDAQ Stock Market (US Companies) and the NASDAQ Hotels and Motels Index for the five-year period commencing December 31, 2001 and ending December 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The Company's consolidated financial statements include the revenues, expenses, assets and liabilities of Royal Sonesta Hotel Boston (Cambridge), Royal Sonesta Hotel New Orleans, and Sonesta Beach Resort Key Biscayne. The Boston (Cambridge) property is owned by the Company, and the New Orleans hotel is operated under a long-term lease. The land and improvements of Sonesta Beach Resort Key Biscayne were transferred in April 2005 to a development partnership, of which the Company is a 50% owner, with the intent to develop the site with a new, luxury condominium hotel and residences. The hotel closed on August 31, 2006 (see Note 2 - Operations). The financial statements also include the Company’s revenues and expenses from the management of properties in the United States, Bermuda (until May 2004) and Egypt, and license fee income from properties in St. Maarten, Brazil and Peru.

Results of Operations
During 2006, the Company recorded a net loss of $(3,523,000), or $(0.95) per share, compared to net income of $4,668,000, or $1.26 per share, during 2005. A reconciliation of the $8,191,000 reduction in earnings follows (in thousands):

Decrease in operating income Royal Sonesta New Orleans	$(899)
Increase in operating loss Sonesta Key Biscayne	(948)
Increase in operating income Royal Sonesta Boston	1,036
Increase in loss from management activities	(1,113)
Decrease in net interest expense	1,395
Gain on land sale in 2005	(3,950)
Tax benefit from the net reduction in income	1,568
Net impact of non-recurring tax benefits in 2005	(5,227)
Other changes	(53)
Reduction in earnings 2006 compared to 2005	$(8,191)

•
The decrease in operating income earned from Royal Sonesta Hotel New Orleans of $899,000 resulted from the loss of business, primarily group and convention business, following Hurricane Katrina. Sonesta Beach Resort Key Biscayne, which closed on August 31, 2006, recorded an increase in operating losses in 2006 of $948,000, partially due to additional depreciation charges related to the closure of the hotel. The loss of operating income from New Orleans and Key Biscayne was partially offset by an increase in operating income of $1,036,000 from Royal Sonesta Hotel Boston (Cambridge), where business improved substantially compared to 2005.

•
Losses from management activities increased by $1,113,000 in 2006 compared to 2005, as a result of reduced fee income, additional costs related to the restructuring of the Company’s sales and marketing offices, and additional pension costs following the decision to freeze the Company’s pension plan effective December 31, 2006.

•
Interest expense decreased by approximately $940,000 resulting primarily from the repayment of the mortgage loan on Sonesta Beach Resort Key Biscayne in April 2005 (see Note 2 - Operations). Interest income increased by $455,000 due to higher income earned from the short-term investment of cash proceeds received following the transfer of Sonesta Beach Resort Key Biscayne’s assets in April 2005 (see Note 2 - Operations).

•	The 2005 income included a pre-tax gain of $3,950,000 from the sale of land the Company had owned in Costa Rica.

•
The 2005 net income included a $4,158,000 tax benefit from the reversal of federal and state tax valuation reserves, resulting from the transaction involving the transfer of the land and improvements of Sonesta Beach Resort Key Biscayne, as well as a one-time tax reduction of approximately $1,069,000 related to the sale by a foreign subsidiary of the Company of land it had owned in Costa Rica (see Note 2 - Operations and Note 10 - Income Taxes).

In 2007, the Company expects to improve operating results. Royal Sonesta Hotel Boston (Cambridge) expects improved results due to increased demand in the Boston marketplace, combined with the effect of improvements to the quality of the hotel, primarily to guestrooms. The Company also expects additional fee income in 2007 from the condominium hotels it manages in Coconut Grove and Sunny Isles, Florida, from improved profits at both locations. Royal Sonesta Hotel New Orleans, due to the lack of city-wide conventions, will have a challenging year in 2007. At the end of 2006, the Company reduced staff in its regional sales offices, which will result in lower corporate sales and marketing costs in 2007. In addition, the Company froze its defined benefit pension plan, and replaced this benefit with a matching contribution under its 401(K) plan, which it expects to result in substantial savings in benefit costs.

Revenues

During 2006, the Company began recording costs incurred on behalf of owners of managed and affiliated properties, and expenses reimbursed from managed and affiliated properties, on a gross basis, rather than on a net basis, as previously presented (see Note 1). The revenues included and discussed in this Management’s Discussion and Analysis exclude the “other revenues and expenses from managed and affiliated properties” resulting from this restatement.

	TOTAL REVENUES (in thousands)

	NO. OF
	ROOMS	2006	2005	2004

Sonesta Beach Resort Key Biscayne	300	$19,341	$27,395	$28,170
Royal Sonesta Hotel Boston (Cambridge)	400	26,408	23,986	23,279
Royal Sonesta Hotel New Orleans	500	27,894	32,757	34,051
Management and service fees and other revenues		3,952	3,987	4,407
Total revenues, excluding other revenues from managed and affiliated properties		$77,595	$88,125	$89,907

2006 versus 2005: Total revenues, excluding other revenues from managed and affiliated properties, were $77,595,000 in 2006 compared to $88,125,000 in 2005, a decrease of $10,530,000. Revenues from Sonesta Beach Resort Key Biscayne, which terminated operations on August 31, 2006, decreased by $8,054,000 in 2006 compared to 2005. The Company intends to redevelop this site, together with a partner, as a new condominium hotel and residences. Revenues from Royal Sonesta Hotel New Orleans decreased by $4,863,000 in 2006 compared to 2005 as a result of the impact on business of Hurricane Katrina, which struck New Orleans in August 2005. Revenues of Royal Sonesta Hotel Boston (Cambridge) increased by $2,422,000 in 2006 to a total of $26,408,000. A more detailed analysis of the revenues by hotel, and of our management income, follows.

Revenues at Sonesta Beach Resort Key Biscayne decreased by $8,054,000 in 2006 compared to 2005. The Key Biscayne Resort closed for business on August 31, 2006, as previously planned. A new partnership, in which the Company is a 50% partner, intends to redevelop the hotel site with a new condominium hotel and residences (see Note 2 - Operations). Of the decrease in revenues of $8,054,000, $6,775,000 was due to the fact that the hotel was not operating after August 31, 2006. During the eight month period ending August 31, 2006, the hotel’s total revenues were $1,219,000 lower than in the same eight month period in 2005. Room revenues achieved during this period were virtually the same as in the same period in 2005, but revenues from food and beverage and other sources decreased, mainly due to the loss of banquet business.

Royal Sonesta Hotel Boston (Cambridge) recorded 2006 revenues of $26,408,000, compared to $23,986,000 in 2005, representing an increase of $2,422,000, or 10%. Increased room revenues accounted for $1,834,000 of the total revenue increase. Room revenue per available room (“REVPAR”) increased by 12% in 2006 compared to 2005. Occupancy remained virtually the same, but the hotel managed to increase its average room rate substantially. Revenues from other sources increased by $588,000, primarily because of increased food and beverage revenues. Hotels in Boston, in general, experienced increased business levels in 2006 compared to last year.
Business in New Orleans, following Hurricane Katrina, continues to be soft, primarily from the decrease in group and convention business. Revenues at Royal Sonesta Hotel New Orleans in 2006 were $27,894,000, compared to $32,757,000 in 2005, a decrease of $4,863,000. Since the hotel suffered little damage from Katrina in August 2005, it managed to capture a substantial amount of rooms business from government sources related to the relief efforts during the period September 2005 through March 2006. However, starting in April 2006, the hotel’s occupancy and average rate declined substantially compared to the year before, primarily because of the lack of city-wide convention business and group business for the hotel. Of the revenue decrease of $4,863,000, $4,483,000 was due to decreased room revenues. The hotel’s REVPAR decreased by 23% in 2006 compared to 2005, due to a sharp decline in occupancy and a reduction in average room rate. The biggest decline was in group and convention business, which lowered the 2006 occupancy, and also put pressure on average rates for transient business.
Revenues from management activities decreased slightly from $3,987,000 in 2005 to $3,952,000 in 2006. Decreased fee income from Chateau Sonesta Hotel New Orleans, which also suffered from the after-effects of Hurricane Katrina, and lower fee income from the Company’s managed hotels in Egypt, were partially offset by increased fee income from Sonesta Hotel & Suites Coconut Grove, increased fee income from the Company’s licensed hotels in St. Maarten and Brazil, and by increased income from Corporate services including training and purchasing.

2005 versus 2004: Revenues in 2005, excluding revenues from managed and affiliated properties, were $88,125,000 compared to $89,907,000 in 2004, a decrease of $1,782,000. Revenues at Royal Sonesta Hotel New Orleans decreased by $1,294,000 as a result of the impact of Hurricane Katrina, which struck New Orleans on August 29, 2005. Sonesta Beach Resort Key Biscayne also experienced a decrease in 2005 revenues of $775,000 compared to 2004. This was mainly due to Hurricane Wilma, which affected business in October 2005. A more detailed analysis of the revenues by hotel, and of our management income, follows.

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
Total revenues at Royal Sonesta Hotel New Orleans during 2005 were $32,757,000 compared to $34,051,000 in 2004, a $1,294,000 decrease. Business in New Orleans was seriously affected by the impact of Hurricane Katrina, which struck on August 29, 2005. Total revenues during the month of September 2005 were $1,350,000 lower compared to September 2004, which erased the increase in revenues achieved during the first eight months of 2005. During the fourth quarter of 2005, revenues were $1,122,000 lower than during the 2004 fourth quarter, due to reduced revenues primarily from food and beverage sales, since not all of the hotel’s food and beverage outlets were in operation, and due to the absence of group and convention business, which usually generates substantial banqueting revenues. Room revenues during the 2005 fourth quarter actually increased compared to 2004. Because the hotel had only minor damage it was able to capture substantial government business, and other business related to the recovery and rebuilding efforts in New Orleans.

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

Operating Income

	OPERATING INCOME/(LOSS) (in thousands)

	2006	2005	2004

Sonesta Beach Resort Key Biscayne	$(1,073)	$(125)	$1,553
Royal Sonesta Hotel Boston (Cambridge)	2,416	1,380	1,450
Royal Sonesta Hotel New Orleans	450	1,349	1,323
Operating income from hotels after management and service fees	1,793	2,604	4,326
Management activities and other income	(5,622)	(4,509)	(2,824)
Operating loss	$(3,829)	$(1,905)	$1,502

2006 versus 2005: The Company recorded a 2006 operating loss of $3,829,000, compared to a loss of $1,905,000 in 2005, representing an increased loss of $1,924,000. Sonesta Beach Resort Key Biscayne, which closed for operations on August 31, 2006 recorded an increase in operating losses of $948,000, primarily due to higher depreciation charges. Royal Sonesta Hotel New Orleans reported lower operating income as a result of the continuing impact on business of Hurricane Katrina, which struck New Orleans in August 2005. Royal Sonesta Hotel Boston (Cambridge) increased its operating income from $1,380,000 in 2005 to $2,416,000 in 2006. Losses from management activities increased to $5,622,000 in 2006, from $4,509,000 in 2005. A detailed discussion of the changes in operating income by location follows.

Sonesta Beach Resort Key Biscayne, which closed on August 31, 2006 (see Note 2 - Operations), recorded an operating loss of $1,073,000 during 2006 compared to an operating loss of $125,000 in 2005. Revenues in 2006 were $8,054,000 less than in 2005, due to the closure at the end of August 2006. Expenses decreased by $7,106,000. Depreciation expense for the eight month period ending August 31, 2006 increased by $577,000 compared to the full year’s depreciation expense in 2005, resulting from additional depreciation charges from the revision of the useful lives, starting in the 2005 fourth quarter, of certain furniture, fixtures and equipment that was used in connection with the operation of the hotel. The additional depreciation charges amounted to $2.5 million in 2006, and $675,000 during the 2005 fourth quarter. Even though the Sonesta Beach Resort Key Biscayne recorded operating losses of $125,000 and $1,073,000 during 2005 and 2006, respectively, the hotel contributed substantially to the Company’s cash flow. Depreciation expense during 2005 and 2006 totaled $7,364,000, and the hotel had minimal capital expenditures due to the anticipated closing. In addition, the hotel’s mortgage loan was repaid in April 2005 (see Note 2 - Operations), so no interest expense was incurred from that time on.
Operating income at Royal Sonesta Hotel Boston (Cambridge) increased from $1,380,000 in 2005 to $2,416,000 in 2006, an increase of $1,036,000. Revenues increased by $2,422,000 in 2006, and expenses rose by $1,386,000. The expense increase was mainly due to increased costs and operating expenses, which included a substantial increase in energy costs, increased sales and marketing expense, and an increase in human resources expense due to the cost of recruiting and relocating a new General Manager for the Hotel. Depreciation expense also increased as a result of extensive refurbishments of the hotel’s guestrooms and other facilities during recent years.
Royal Sonesta Hotel New Orleans reported operating income of $450,000 in 2006 compared to $1,349,000 in 2005, a decrease of $899,000. Revenues decreased by $4,863,000 in 2006 compared to 2005, but expenses decreased by $3,964,000. The expense decrease was primarily due to a $3,273,000 decrease in rent due under the lease under which the Company operates the hotel. Rent is computed as a percentage of cash flow. Expenses other than rent decreased by $691,000, which included lower administrative and general expenses, and lower costs and operating expenses.
The Company’s loss from management activities, which is computed after giving effect to management and marketing fees from owned and leased hotels, increased from $4,509,000 in 2005 to $5,622,000 in 2006. Revenues from management activities decreased by $537,000 ($35,000 from managed hotels and $502,000 from owned hotels, of which $368,000 was due to the closure of Key Biscayne), and expenses increased by $576,000. The expense increases included $415,000 in additional pension costs related to the decision to freeze the Company’s pension plan at December 31, 2006 (see Note 7 - Pension and Benefit Plans) and $351,000 in severance expenses related to a restructuring of the Company’s regional sales offices.

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

Sonesta Beach Resort Key Biscayne recorded an operating loss of $125,000 during 2005 compared to operating income of $1,553,000 in 2004, a decrease of $1,678,000. Revenues decreased by $775,000 during 2005 compared to 2004, and overall expenses increased by $903,000. Revenues declined primarily due to increased hurricane activity in 2005. In October 2005, the hotel was closed for a week following Hurricane Wilma. Expenses increased due to increased costs and operating expenses ($360,000), due in part to higher cost of utilities, increased real estate taxes ($142,000) and higher repairs and maintenance expenses ($306,000). The hotel also recorded an increase in depreciation expense of $300,000. The net increase in depreciation expense resulted from the revision of useful lives in the 2005 fourth quarter of certain furniture and equipment at Sonesta Beach Key Biscayne, following a decision to cease operations of the hotel in August 2006. This furniture and equipment was excluded from the transfer of the land and improvements of the hotel to a new development partnership (see Note 2 - Operations). The above expense increases were partially offset by lower administrative and general expenses, primarily from lower insurance expense, since the obligation to insure the building had been assumed by the partnership into which the hotel assets were transferred in April 2005 (see Note 2 - Operations). Even though the Key Biscayne hotel reported a $125,000 operating loss in 2005, the hotel contributed significantly to the Company’s cash flow. The hotel’s depreciation expense totaled $3,393,000 in 2005, and expenditures for capital replacements were minimal due to the planned closure of the hotel. In addition, no interest expense was incurred since April 2005, when the hotel’s mortgage was repaid. Royal Sonesta Hotel Boston (Cambridge) reported operating income of $1,380,000 during 2005, compared to $1,450,000 in 2004, a $70,000 decrease. Revenues in 2005 increased by $707,000 but expenses increased by $777,000, representing a 3.5% increase compared to 2004. The expense increase was almost entirely due to increased costs and operating expenses, resulting from increased payroll and employee benefit costs, as well as increased expenses for supplies and operating equipment in both the rooms and food and beverage departments. The hotel also increased its advertising efforts, especially on the internet.
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
This resulted from the addition of a Vice President of Development to the corporate staff, and by increases in employee benefit costs, including health and pension benefits. In addition, the Company recorded an expense of $393,000 in 2005 resulting from a shortfall in achieving the minimum owners’ return which the Company is committed to under its management agreement for Trump International Sonesta Beach Resort Sunny Isles. Finally, also included in 2005 is a $263,000 expense, since the Company cured a shortfall in achieving a performance threshold for the calendar year 2005 under the management agreement for Sonesta Hotel & Suites Coconut Grove in 2006. The hotel’s owner had the right to cancel the management agreement, if the Company had declined to cure the 2005 shortfall.

Other Income and Deductions

Interest expense decreased by $940,000 during 2006 compared to 2005, and by $2,284,000 during 2005 compared to 2004. This was due to the repayment of the mortgage loan on Sonesta Beach Resort Key Biscayne, and the reduction of the principal balance of the mortgage loan on Royal Sonesta Hotel Boston (Cambridge) in April 2005 in connection with a transaction to redevelop the Key Biscayne hotel site (see Note 2 - Operations and Note 4 - Borrowing Arrangements).

Interest income increased from $389,000 in 2004 to $1,129,000 in 2005, and to $1,584,000 in 2006. This was primarily due to an increase in short-term investment income on the Company’s cash balances. In April 2005, the Company received net cash of approximately $24.4 million following the transfer of the land and improvements of Sonesta Beach Resort Key Biscayne to a partnership in which the Company is a 50% limited partner (see Note 2 - Operations).

The 2005 gain on sale of $4,082,000 included a $3,950,000 gain on the sale of land the Company had owned since 1995 in Costa Rica. The site was intended for a new resort to be operated by the Company, but the development never materialized. The remaining gain in 2005 resulted primarily from the sale of a non-essential asset in Tuscany, Italy.

Federal, State and Foreign Income Taxes

In 2006, the Company recorded a net tax benefit of $1,698,000 on its pre-tax loss of $5,221,000. The 2006 tax benefit is lower than the statutory rate primarily because of foreign taxes paid on income from the Company’s managed hotels in Egypt and licensed hotels in Peru, which were only partially offset by work opportunity tax credits received in New Orleans related to Hurricane Katrina.

The Company recorded a net tax benefit of $5,355,000 during 2005, despite its pre-tax loss of $687,000, primarily as a result of the following:

•
During 2003 and 2004, the Company recorded valuation allowances totaling $3,862,000 against the federal income tax benefits on its pre-tax losses of approximately $10.6 million incurred during these two years, since it was uncertain if the Company could realize a future benefit for these losses. In addition, valuation allowances of $296,000 were recorded against Florida state tax loss carry forwards, for the same reason. In April 2005, the Company completed a transaction involving the transfer of the land and improvements of Sonesta Beach Resort Key Biscayne (see Note 2 - Operations). This transaction resulted in significant taxable income, and the Company therefore reversed in 2005 the valuation allowances previously recorded, since it received a benefit in 2005 for the prior years’ losses.

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

In 2004, the Company recorded a tax expense of $426,000 despite its pre-tax loss of approximately $4.2 million. A valuation allowance was recorded against the 2004 federal income tax benefit since it was uncertain if the Company would realize a future benefit for the losses incurred during that year. Also in 2004, the Company provided for state taxes on its income from Royal Sonesta Hotel New Orleans, and foreign taxes primarily on the Company’s management income from its Egyptian operations.

Liquidity and Capital Resources

The Company had cash and cash equivalents of approximately $25 million at December 31, 2006.

Capital expenditures of $6,283,000 during 2006 included $4,042,000 for expenditures at Royal Sonesta Hotel Boston (Cambridge). The hotel’s capital expenditures for 2006 included major guestroom renovations and the creation of a new restaurant.

The Company contributed $2,440,000 and $2,188,000 to its Pension Plan in 2006 and 2005, respectively. No contribution was made in 2004.

Chateau Sonesta Hotel New Orleans, which the Company operates under a long-term management agreement, was closed from August 29 to November 30, 2005 due to damages sustained from Hurricane Katrina. The hotel’s owner notified the Company that it would only pay for losses, and for repairs, to the extent of available insurance proceeds. As a result, the Company advanced $1,025,000 in 2005 and an additional $870,000 in early 2006 to cover operating expenses and to pay for repairs necessary to reopen the hotel on December 1, 2005. Insurance proceeds received by the owner have been used to fund certain repairs, but the majority of the funds have been used to fund monthly payments on the hotel’s first mortgage loan. In February 2007, insurance proceeds were fully utilized, and after a debt service payment due February 1, 2007 was not paid, the lender declared a default. After extended negotiations, the Company and the hotel’s owner signed a purchase and sale agreement in late February 2007. Under this agreement, the Company committed to acquire the hotel in return for the aforementioned advances (approximately $1.9 million) and by assuming the hotel’s first mortgage loan (approximately $13.6 million) and outstanding obligations for hotel repairs and overdue rents and taxes due to the City of New Orleans (approximately $2.2 million). The hotel is subject to a ground lease, which the Company will assume. The purchase and sale agreement has certain contingencies, including the approval by a limited partner of the seller.

The Company operates the Sonesta Hotel & Suites Coconut Grove, in Miami, which is a condominium hotel that opened in April 2002. Under its agreements, the Company is committed to fund net operating losses, and to provide the hotel’s owner with a minimum annual return of $500,000, adjusted annually by increases in the Consumer Price Index, starting January 1, 2004. Starting in 2005, the management agreement can be terminated by the hotel’s owner if the Company fails to cure shortfalls against a minimum target return of $1,000,000, adjusted annually by increases in the CPI. From April 2002 through December 2005, the Company contributed and expensed $2,067,000 for operating losses, shortfalls against the minimum owners return for 2004, and shortfalls against the minimum target return for 2005. The hotel’s 2006 net operating profit, before the Company’s fee income earned under the management agreement, was sufficient to cover the owner’s target return.

The Company operates the Trump International Sonesta Beach Resort, a condominium hotel in Sunny Isles, Florida. This hotel opened in April 2003. The Company contributed to the cost of the hotel’s non-guestroom furniture, fixtures and equipment, and has recorded an investment of $2,268,000 for same. The Company also guarantees an equipment lease in the original amount of $1,000,000. Additionally, the Company advanced $2,328,000 for pre-opening expenses, which amount was repaid in January 2006. Under its management agreement, the Company was obligated to fund 50% of the hotel’s losses from the opening through November 1, 2004. After this date, the Company is obligated to pay the owner a minimum annual return of $800,000. The Company advanced $1,391,000 for losses through November 1, 2004, which amount is included in long-term receivables and advances. In 2005, the Company recorded an expense of $393,000 for a shortfall incurred against the minimum return during the period November 1, 2004 through December 31, 2005. In 2006, the hotel’s net operating profit was sufficient to cover the owner’s minimum return, and pay the
Company approximately $256,000. The Company utilized this payment to reduce the aforementioned advance for losses.

In April 2005 the Company received net cash of approximately $24.4 million related to the transfer of the land and improvements of the Sonesta Beach Resort Key Biscayne to a partnership in which the Company is a 50% limited partner. In connection with the same transaction, a $29,967,000 mortgage loan secured by the assets of Sonesta Beach Resort Key Biscayne was repaid, and the Company paid $5,572,000 which reduced the principal balance of a loan secured by the Royal Sonesta Hotel Boston (Cambridge) to $34,061,000. Income tax payments of $6,732,000 made during 2005 included taxes due on taxable income from the transfer of the Sonesta Beach Resort Key Biscayne assets. The Company continued to operate the hotel from April 2005 through August 2006. During this time, all income and expenses of the hotel were reflected in its statement of operations, and the net proceeds received of $59,728,000 in April 2005 were recorded as a finance obligation, since the transaction did not qualify for recognition as a sale, due to the Company’s continuing involvement. In August 2006, after the hotel closed, the Company removed the remaining assets of the hotel from its balance sheet, and recorded an investment for its 50% equity ownership in the development partnership. Based on the partnership agreement, the Company started receiving monthly payments of $125,000 from the development partnership following the hotel’s closure, which payments reduce the aforementioned investment account.

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

As of December 31, 2006, the Company’s fixed contractual obligations were as follows:

	YEAR

	2007	2008	2009	2010	2011	Thereafter	Total

Long-Term Debt Obligations	$--	$602	$665	$32,794	$--	$--	$34,061
Operating Leases	684	640	632	634	637	343	3,570
Total	$684	$1,242	$1,297	$33,428	$637	$343	$37,631

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

Management, license and service fees represents fee income from hotels operated under management agreements, and license fees from hotels to which the Company has licensed the use of the “Sonesta” name. Management fees include base fees and marketing fees, which are generally based on a percentage of gross revenues, and incentive fees, which are generally based on the hotels’ profitability. These fees are typically based on revenues and income achieved during each calendar year. Incentive fees, and management fees of which the receipt is based on annual profits achieved, are recognized throughout the year on a quarterly basis based on profits achieved during the interim periods when our agreements provide for quarterly payments during the calendar years they are earned, and when such incentive fee income would be due if the management agreements were terminated. As a result, during quarterly periods, fee income may not be indicative of eventual income recognized at the end of each calendar year due to changes in business conditions and profitability. License fees are earned based on a percentage of room revenues of the hotels.

•
During 2006, the Company started recording the reimbursement of certain expenses incurred on behalf of managed and affiliated properties, and the costs incurred on behalf of owners of managed properties on a “gross” basis in revenues and costs. These costs relate primarily to payroll and benefit costs of managed properties in which the Company is the employer (see also Note 1 to consolidated financial statements).

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

•
Pension Benefits - the Company maintains a defined benefit plan for eligible employees, which was frozen effective December 31, 2006. Costs and liabilities are developed from actuarial valuations. In these valuations are assumptions relating to discount rates, expected return on assets, employee turnover, and future wage increases. Differences between assumed amounts and actual performance will impact reported amounts for the Company’s pension expense, as well as the liability for future pension benefits.

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

•
Trump International Sonesta Beach Resort - the Company operates a condominium hotel in Sunny Isles Beach, Florida, which opened in April 2003. Under the management agreement, the Company is entitled to management and marketing fees based on the hotel’s revenues, and incentive fees based on the hotel’s net operating income. The Company is obligated to advance funds to provide a minimum annual return of $800,000 to the hotel’s owner, starting as of November 1, 2004. From the opening in April 2003 until November 1, 2004, the Company was obligated to advance 50% of any net operating losses. Amounts advanced under these obligations are subject to repayment, without interest, out of future profits in excess of the aforementioned minimum return. If the minimum returns are not earned, the Company will eliminate the fee income earned from the property from its revenues. If the amounts of the shortfalls exceed the total fee income, the Company will reflect such excess amounts either as long-term receivables and advances on its balance sheet, or will record an expense equal to the amount advanced. The Company has invested in the furniture, fixtures and equipment of the non-guestroom areas of the hotel, an amount of $2,268,000. This is recorded as another long-term asset, and is being amortized over the 10-year initial term of the management agreement. Management continually assesses the realizability of its long-term assets and receivables and has concluded there is no impairment at December 31, 2006.

•
Accounting for 2005 Asset Transfer - in April 2005, the Company completed the transfer of the land and improvements of Sonesta Beach Key Biscayne to a development partnership, of which the Company is a 50% partner. At that time, the Company received non-refundable proceeds of approximately $60 million, and is entitled to a priority return of an additional $60 million from the sale of condominium units in a new resort to be constructed on the site. This transaction is expected to ultimately result in a substantial gain. Since the Company continued to operate the existing hotel until August 2006, and will have a continuing involvement in the ownership and operation of the new resort to be constructed, this gain is being deferred. A comprehensive description of this transaction is included in Note 2 - Operations.

Quantitative and Qualitative Disclosure of Market Risk

The Company is exposed to market risk from changes in interest rates. The Company uses fixed rate debt to finance the ownership of its properties. The table that follows summarizes the Company’s fixed rate debt obligations outstanding at December 31, 2006, and presents the fair value of the debt based on current prevailing interest rates for similar financing. This information should be read in conjunction with Note 4— Borrowing Arrangements.

Short and Long Term Debt (in thousands) maturing in:

	YEAR
	2007	2008	2009	2010	Thereafter	Total	Fair Value
Fixed rate	$--	$602	$665	$32,794	$--	$34,061	$35,344
Average interest rate	8.6%	8.6%	8.6%	8.6%

Selected Quarterly Financial Data

Following are selected quarterly financial information for the years ended December 31, 2006 and 2005.

	(in thousands except for per share data)
	2006

	1st	2nd	3rd	4th

Revenues	$23,938	$22,839	$15,618	$15,200
Other revenues from managed and
affiliated properties	4,312	4,324	8,175	4,426
Total revenues	28,250	27,163	23,793	19,626
Operating income (loss)	591	115	(3,104)	(1,431)
Net income (loss)	10	(233)	(2,196)	(1,104)
Net income (loss) per share	$0.003	$(0.06)	$(0.59)	$(0.30)

	2005

	1st	2nd	3rd	4th

Revenues	$25,128	$25,900	$16,225	$20,872
Other revenues from managed and
affiliated properties	3,696	3,662	3,502	3,683
Total revenues	28,824	29,562	19,727	24,555
Operating income (loss)	1,349	2,049	(3,320)	(1,983)
Net income (loss)	4,103	893	1,570	(1,898)
Net income (loss) per share	$1.11	$0.24	$0.42	$(0.51)

Fourth Quarter Results

Revenues

	TOTAL REVENUES (in thousands)

	NO. OF
	ROOMS	2006	2005

Sonesta Beach Resort Key Biscayne	300	$--	$5,889
Royal Sonesta Hotel Boston (Cambridge)	400	6,953	6,454
Royal Sonesta Hotel New Orleans	500	7,392	7,948
Management and service fees and other revenues		855	581
Total revenues, excluding other revenues from managed and affiliated properties		$15,200	$20,872

Total revenues, excluding other revenues from managed and affiliated properties, during the fourth quarter of 2006 were $15,200,000 compared to $20,872,000 during the 2005 fourth quarter, a decrease of $5,672,000. This reduction was entirely caused by a reduction in revenues from Sonesta Beach Resort Key Biscayne of $5,889,000.

The Key Biscayne resort closed for business on August 31, 2006. In April 2005, the Company transferred the land and improvements to a new development partnership in which the Company is a 50% limited partner, with the intent to redevelop the site as a new condominium resort and residences (see Note 2 - Operations). Revenues during the 2006 fourth quarter at Royal Sonesta Hotel Boston (Cambridge) increased by $499,000, or 8%, to $6,953,000. This was primarily due to a $421,000 increase in room revenues from an 11% increase in room revenues per available room (“REVPAR”).
Royal Sonesta Hotel New Orleans reported fourth quarter 2006 revenues of $7,392,000, a $556,000 decrease compared to 2005 fourth quarter revenues of $7,948,000. Since the hotel suffered only minor damage from Hurricane Katrina, which struck in August 2005, the hotel captured substantial government business related to the recovery and rebuilding efforts in New Orleans during the 2005 fourth quarter. This business was not available in the 2006 fourth quarter.
Revenues from management activities were $855,000 during the 2006 fourth quarter versus $581,000 during the 2005 fourth quarter, an increase of $274,000. This was primarily due to income earned from Sonesta Hotel & Suites Coconut Grove, and an increase in corporate income from training and purchasing services provided to the Company’s managed hotels and third party clients.

Operating Income

	OPERATING INCOME (LOSS) (in thousands)

	2006	2005

Sonesta Beach Resort Key Biscayne	$--	$(1,319)
Royal Sonesta Hotel Boston (Cambridge)	1,099	743
Royal Sonesta Hotel New Orleans	(361)	629
Operating income from hotels after management and service fees	738	53
Management activities and other income	(2,169)	(2,036)
Operating loss	$(1,431)	$(1,983)

The Company’s operating loss decreased from $1,983,000 during the 2005 fourth quarter to $1,431,000 during the 2006 fourth quarter.

Sonesta Beach Resort Key Biscayne, which closed for business on August 31, 2006 (see Note 2 - Operations), reported an operating loss of $1,319,000 during the fourth quarter of 2005. Despite this operating loss of $1,319,000 during the 2005 fourth quarter, the hotel contributed to the Company’s cash flow. Included in expenses was $1,352,000 in depreciation charges. In addition, the hotel had minimal capital expenditures and no interest expense since the mortgage loan was repaid in April 2005, when the property was transferred to a new development partnership (see Note 2 - Operations).
Royal Sonesta Hotel Boston (Cambridge) reported operating income of $1,099,000 in the fourth quarter of 2006 compared to $743,000 in the 2005 fourth quarter, an increase of $356,000. Revenues during the 2006 fourth quarter rose $499,000, and overall expenses increased by $143,000, which represented only a 3% increase.
Royal Sonesta Hotel New Orleans recorded an operating loss of $361,000 during the 2006 fourth quarter, compared to operating income of $629,000 in the fourth quarter of 2005, a $990,000 decrease. Revenues during the 2006 fourth quarter were $556,000 less than in the 2005 fourth quarter, and expenses increased by $434,000. During the 2005 fourth quarter, immediately after Hurricane Katrina, the hotel capitalized on government business related to the relief efforts in New Orleans which consisted mostly of highly profitable rooms business. Since many of the hotel’s staff was displaced by the hurricane, the hotel operated without a number of its food and beverage outlets, thus saving substantial operating costs. The hotel’s room revenue per available room (“REVPAR”) was actually 31% less in the 2006 fourth quarter compared to 2005, due to much lower occupancy and a lower average rate. In the fourth quarter of 2006, the hotel had to compete for limited business with many other hotels that reopened after the storm. Group and convention travel to New Orleans is still at much lower levels than before Hurricane Katrina.
The Company’s operating loss from management activities, which is computed after giving effect to management and marketing fees from owned and leased hotels, increased from $2,036,000 during the 2005 fourth quarter to $2,169,000 in the 2006 fourth quarter. Income increased by $274,000, but expenses rose by $407,000 in the fourth quarter of 2006 compared to last year. The increase in costs was in part due to severance expenses related to the restructuring of the Company’s regional sales offices, as well as an increase in the pension expense for 2006 following the Company’s decision to freeze its defined benefit pension plan effective December 31, 2006.

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

For each of the three years ended December 31, 2006
(in thousands except for per share data)

	2006	2005	2004
Revenues:
Rooms	$45,812	$52,082	$51,291
Food and beverage	20,515	23,792	25,602
Management, license and service fees	3,847	3,890	4,319
Parking, telephone and other	7,421	8,361	8,695
	77,595	88,125	89,907
Other revenues from managed and affiliated properties (1)	21,237	14,543	12,727
Total revenues (1)	98,832	102,668	102,634

Costs and expenses:
Costs and operating expenses	37,777	41,022	40,923
Advertising and promotion	7,068	7,567	7,203
Administrative and general	15,085	16,024	15,354
Human resources	1,541	1,658	1,588
Maintenance	4,728	5,574	5,596
Rentals	3,780	7,050	7,098
Property taxes	2,294	2,578	2,483
Depreciation and amortization	9,151	8,557	8,160
	81,424	90,030	88,405
Other expenses from managed and affiliated properties(1)	21,237	14,543	12,727
Total costs and expenses (1)	102,661	104,573	101,132

Operating income (loss)	(3,829)	(1,905)	1,502

Other income (deductions):
Interest expense	(3,025)	(3,965)	(6,249)
Interest income	1,584	1,129	389
Foreign exchange profit (loss)	35	(28)	10
Gain on sales of assets	14	4,082	172
	(1,392)	1,218	(5,678)
Loss before income taxes	(5,221)	(687)	(4,176)
Income tax provision (benefit)	(1,698)	(5,355)	426
Net income (loss)	$(3,523)	$4,668	$(4,602)

Basic and diluted income (loss) per share	$(0.95)	$1.26	$(1.24)

Dividends per share	$0.20	$1.10	$--
Weighted average shares outstanding	3,698	3,698	3,698

(1) As restated for 2005 and 2004, see Note 1

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED BALANCE SHEETS

December 31, 2006 and 2005
(in thousands, except for per share amounts)

	2006	2005
ASSETS
Current assets:
Cash and cash equivalents	$24,888	$24,941
Restricted cash	--	267
Accounts and notes receivable:
Trade, less allowance of $87 ($94 in 2005) for doubtful accounts	6,928	8,821
Other, including current portion of long-term receivables and advances	1,551	3,634
Total accounts and notes receivable	8,479	12,455
Inventories	532	1,156
Refundable income taxes	89	883
Current deferred tax assets	353	456
Prepaid expenses and other current assets	1,275	1,784
Total current assets	35,616	41,942

Long-term receivables and advances	6,879	7,520

Deferred tax assets	7,873	6,077

Investment in development partnership (see Note 2)	35,291	--

Property and equipment, at cost:
Land and land improvements	2,102	9,102
Buildings	25,984	57,895
Furniture and equipment	30,730	38,555
Leasehold improvements	8,076	7,486
Projects in progress	560	__538
	67,452	113,576
Less accumulated depreciation and amortization	29,052	40,777
Net property and equipment	38,400	72,799

Other long-term assets	2,369	__2,281
	$126,428	$130,619

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED BALANCE SHEETS

December 31, 2006 and 2005
(in thousands, except for per share amounts)

	2006	2005
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,782	$4,935
Advance deposits	829	2,126
Accrued income taxes	449	1,160
Accrued liabilities:
Salaries and wages	1,053	1,277
Rentals	3,127	6,176
Interest	252	252
Pension and other employee benefits	262	788
Other	1,320	1,773
	6,014	10,266
Total current liabilities	11,074	18,487

Long-term debt	34,061	34,061

Deferred gain (see Note 2)	64,481	--

Finance obligation (see Note 2)	--	59,728

Other non-current liabilities	9,441	6,478

Commitments and contingencies

Stockholders’ equity:
Common stock:
Class A, $.80 par value
Authorized--10,000 shares
Issued - 6,102 shares at stated value	4,882	4,882
Retained earnings	14,773	19,036
Treasury shares - 2,404, at cost	(12,053)	(12,053)
Accumulated other comprehensive loss	(231)	--
Total stockholders’ equity	7,371	11,865
	$126,428	$130,619

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For each of the three years ended December 31, 2006
(in thousands, except for per share date)

Common Shares Outstanding		Class A Common Stock	Treasury Shares at Cost	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity

3,698	Balance January 1, 2004	$4,882	$(12,053)	$23,037	$ --	$15,866
--	Net loss	--	--	(4,602)	--	(4,602)
3,698	Balance December 31, 2004	4,882	(12,053)	18,435	--	11,264
--	Cash dividends on common stock ($1.10 per share)	--	--	(4,067)	--	(4,067)
--	Net income	--	--	4,668	--	4,668
3,698	Balance December 31, 2005	4,882	(12,053)	19,036	--	11,865
--	Cash dividends on common stock ($0.20 per share)	--	--	(740)	--	(740)
--	Net loss	--	--	(3,523)	--	(3,523)
--	Pension Plan, actuarial loss recognized	--	--	--	(231)	(231)
3,698	Balance December 31, 2006	$4,882	$(12,053)	$14,773	$(231)	$7,371

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

For each of the three years ended December 31, 2006
(in thousands)

	2006	2005	2004

Net income (loss)	$(3,523)	$4,668	$(4,602)

Other comprehensive income (loss), net of tax:
Pension Plan, actuarial loss recognized	(231)	--	--

Comprehensive income (loss)	$(3,754)	$4,668	$(4,602)

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

For each of the three years ended December 31, 2006
(in thousands)

	2006	2005	2004
Cash provided (used) by operating activities
Net income (loss)	$(3,523)	$4,668	$(4,602)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities
Depreciation and amortization of property and equipment	9,151	8,557	8,160
Other amortization	41	54	90
Deferred federal and state income tax provision (benefit)	(1,575)	(11,664)	40
Gain on sales of assets	(14)	(4,082)	(172)
Deferred interest income	--	(326)	(228)
Deferred interest expense	--	--	504

Changes in assets and liabilities
Restricted cash	267	660	(927)
Accounts and notes receivable	1,688	(2,163)	804
Inventories	625	59	(107)
Prepaid expenses and other	650	583	54
Accounts payable	(1,153)	928	23
Advance deposits	(1,297)	(735)	(111)
Income taxes	(57)	(423)	166
Accrued liabilities	(1,376)	187	3,441
Cash provided (used) by operating activities	3,427	(3,697)	7,135

Cash provided (used) by investing activities
Proceeds from sales of assets	739	4,966	478
Proceeds from finance obligation	--	59,978	--
Payments received from development partnership	500	--	--
Expenditures for property and equipment	(6,283)	(4,797)	(4,054)
New loans and advances	(1,670)	(1,879)	(1,069)
Payments received on long-term receivables and advances	3,974	1,657	1,176
Other investments	--	--	(43)
Cash provided (used) by investing activities	(2,740)	59,925	(3,512)

Cash used by financing activities
Repayments of long-term debt	--	(35,539)	--
Cash dividends paid	(740)	(3,698)	--
Cash used by financing activities	(740)	(39,237)	--
Net increase (decrease) in cash and cash equivalents	(53)	16,991	3,623
Cash and cash equivalents at beginning of year	24,941	7,950	4,327
Cash and cash equivalents at end of year	$24,888	$24,941	$7,950

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation and Significant Accounting Policies

Basis of Presentation:

Sonesta International Hotels Corporation (the Company) is engaged in the operation of hotels in Boston (Cambridge), Massachusetts; New Orleans, Louisiana; and Key Biscayne, Florida. The Key Biscayne hotel closed in August 2006 (see Note 2 - Operations). The Company also operates, under management agreements, hotels in Bermuda (until May 2004); Coconut Grove and Sunny Isles (Miami), Florida; New Orleans, Louisiana; and in Cairo, Sharm El Sheikh, Luxor, Taba, and Port Said, Egypt. The Company also manages five Nile River cruise ships in Egypt. Sonesta has granted licenses, for which it receives fees, for the use of its name for hotels in St. Maarten, Peru and Brazil.

Principles of Consolidation:

The consolidated financial statements include the results of operations of wholly owned and leased properties, and fee income and certain revenues and costs from reimbursable expenses incurred at managed and affiliated properties. All significant intercompany balances and transactions have been eliminated. The Company has identified certain of its management agreements as variable interest entities in accordance with Financial Accounting Standards Board interpretation No. 46(R), “Consolidation of Variable Interest Entities”. However, the Company does not believe it bears the majority of the risk of loss from the variable interest entity’s activities, nor is it entitled to receive the majority of the variable interest entity’s residual returns. As a result, these entities are not consolidated in the Company’s financial statements.

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

•
Owned and leased hotels - The majority of the Company’s income is derived from its owned and leased hotels from the rental of rooms, food and beverage sales as well as charges for parking, telephone and other incidental charges. These revenues are recognized when rooms are occupied and services have been rendered.

•
Management, license and service fees - Represents fee income from hotels operated under management agreements, and license fees from hotels to which the Company has licensed the use of the “Sonesta” name. Management fees include base fees and marketing fees, which are generally based on a percentage of gross revenues, and incentive fees, which are generally based on the hotels’ profitability. These fees are typically based on revenues and income achieved during each calendar year. Incentive fees, and management and marketing fees of which the receipt is based on annual profits achieved, are recognized throughout the year on a quarterly basis based on profits achieved during the interim periods when our agreements provide for quarterly payments during the calendar years they are earned, and when such fees would be due if the management agreements were terminated. As a result, during quarterly periods, fee income may not be indicative of eventual income recognized at the end of each calendar year due to changes in business conditions and profitability. License fees are earned based on a percentage of room revenues of the hotels. Revenues and expenses of hotels operated under management agreements are excluded from the Company’s consolidated statement of operations, except for certain costs described below.

Restatement of income and expenses from managed and affiliated properties:

During 2006, the Company determined that, in accordance with the Emerging Issues Task Force, Issue no. 01-14, “Income Statement Characterization of Reimbursements received for “Out of Pocket” expenses Incurred”, the reimbursements of certain expenses incurred on behalf of managed and affiliated properties, and the costs incurred on behalf of owners of managed properties should be recorded on a “gross” basis in revenues and costs, rather than on a “net” basis as previously presented in the Company’s financial statements. These costs relate primarily to payroll and related costs of managed properties in which the Company is the employer. The revenue for these costs is included in Other revenue from managed and affiliated properties and the offsetting expense is included in Other expenses from managed and affiliated properties. Comparative financial statements for the prior periods have been restated to conform with the current period financial statements. Since the reimbursements are made based on the actual costs incurred with no added margin, this restatement has no effect on operating income, net income, cash flows or the financial position of the Company for the current period or any prior period.

Advertising:

The cost of advertising is generally expensed as incurred.

Property and Equipment:

Property and equipment are stated at cost. Depreciation and amortization of items of property and equipment are computed generally on the straight-line method based on the following estimated useful lives:

Buildings and building improvements
Owned Properties	10 to 40 years

Furniture and Equipment
Located in owned properties	5 to 10 years
Located in leased properties	5 to 10 years of remaining lease terms

Leasehold improvements	Remaining lease years

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

Fair Value of Financial Instruments:

The Company's financial instruments consist of cash and cash equivalents, accounts and notes receivable, accounts payable and long-term debt. With the exception of its long-term debt, the Company believes that the carrying value of its financial instruments approximates their fair values. The book balance at December 31, 2006 of the Company’s long-term debt, which carries an interest rate of 8.6%, is $34,061,000. The Company estimates the fair value of this debt at approximately $35,344,000, based on current prevailing interest rates for similar mortgage debt.

Impact of Recently Issued Accounting Standards:

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R),” which requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively, “Benefit Plans”) to recognize the funded status of their Benefit Plans in the consolidated balance sheet, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position, and provide additional disclosures. On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158. The effect of adopting SFAS No. 158 on the Company’s financial condition at December 31, 2006 has been included in the accompanying consolidated financial statements. SFAS No. 158 has been applied prospectively and does not impact the Company’s prior year financial statements. SFAS No. 158’s provisions regarding the change in the measurement date of Benefit Plans are not applicable as the Company currently uses a measurement date of December 31 for its pension plan. See Note 7 for further discussion of the effect of adopting SFAS No. 158 on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 establishes a common definition of fair value, provides a framework for measuring fair value under U.S. generally accepted accounting principles and expands disclosure requirements about fair value measurements. SFAS No. 157 is effective for financial statements issued in fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact, if any, the adoption of SFAS No. 157 will have on the consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB 108”), which expresses the Staff’s views regarding the process of quantifying financial statement misstatements. The bulletin was effective at fiscal year end 2006. The implementation of this bulletin had no impact on the Company’s results of operations, cash flows or financial position.

In June, 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109” (“FIN 48”). This statement clarifies the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in a company’s financial statements. FIN 48 prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. FIN 48 is effective for fiscal years beginning after December 31, 2006. Accordingly, the Company will adopt FIN 48 on January 1, 2007. The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment of the Company’s opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position). The Company is in the process of assessing the impact of this interpretation.

In June 2006, the FASB ratified the consensus reached in EITF Issue No. 06-2, “Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43.” EITF Issue No. 06-2 provides recognition guidance on the accrual of employees’ rights to compensated absences under a sabbatical or other similar benefit arrangement. EITF Issue No. 06-2 is effective for the Company for all financial statements after December 31, 2006. We are currently assessing the impact of the adoption of EITF Issue No. 06-2 on our financial statements.

FASB Statement No. 123 (Revised 2004), Share-Based Payment (SFAS 123R) was issued in December, 2004. SFAS 123R replaces SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123), and supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123R requires companies to recognize the compensation cost related to share-based payment transactions with employees in the financial statements. Since the Company has no share based compensation plans of any kind, the adoption of SFAS 123R in 2006 did not affect the Company’s financial position and results of operations.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification:

Certain amounts in the 2004 and 2005 financial statements have been reclassified to conform to the 2006 presentation.

Statement of Cash Flows:

Cash and cash equivalents consist of cash on hand and short-term, highly liquid investments with original maturities of less than 90 days, which are readily convertible into cash.

Cash paid for interest in 2006, 2005 and 2004 was approximately $2,983,000, $3,430,000 and $5,647,000, respectively. Net cash refunded for income taxes in 2006 was approximately $66,000. Cash paid for income taxes in 2005 and 2004 was approximately $6,732,000 and $224,000, respectively.

In April 2005, the Company transferred the land and improvements of Sonesta Beach Resort, in Key Biscayne, Florida to a new partnership in which the Company is a 50% limited partner (see Note 2 - Operations). The Company continued to operate the hotel until August 2006. Following the closure of the hotel on August 31, 2006, the Company recorded the transfer of assets to the new partnership, which resulted in the following non-cash transaction (in thousands):

Increase in investment in development partnership	$35,791
Decrease in accumulated depreciation	8,428
Transfer of building & improvements	(32,466)
Transfer of land	(7,000)
Increase in deferred gain	(64,481)
Decrease in finance obligation	59,728

2.	Operations

Sonesta Beach Resort Key Biscayne

In April 2005, Sonesta Beach Resort Limited Partnership (“SBRLP”), a wholly owned subsidiary of Sonesta International Hotels Corporation (“Sonesta”), completed the transfer of the land and improvements of Sonesta Beach Resort, in Key Biscayne, Florida to a partnership between SBRLP and affiliates of Fortune International, a Miami-based real estate development and brokerage firm (“Fortune”). SBRLP is a 50% limited partner in the new partnership, and affiliates of Fortune are the general partner and a limited partner, together owning a 50% interest in the partnership. The new partnership, SBR-Fortune Associates, LLLP (“SBR-Fortune”), contemplates the construction of a new resort on the hotel site which would include a luxury condominium hotel and residences, meeting/function space, a spa and other facilities.

In connection with the closing in April 2005 of the transfer of the land and improvements to the new development partnership, Sonesta received $30,011,000 in cash, and, in addition, an existing mortgage of $29,967,000 on the property was paid off by SBR-Fortune. Sonesta also received a priority equity position in SBR-Fortune of approximately $60 million. This value will be paid to Sonesta out of the first available net proceeds from the sale of condominium units, after repayment of debt. Thereafter, Fortune will receive its initial $30 million equity contribution, plus any additional equity contributions it was required to make to develop the new resort. Subsequent to Fortune fully recovering its investment, profits will be split equally. Sonesta is not required to fund any additional equity beyond the contribution of the land and improvements. Fortune has sole responsibility for arranging financing and completing construction of the new resort.

From April 2005 through August 31, 2006, the Company continued to operate the existing hotel under a token ($1 per year) lease with SBR-Fortune, and reflected all income and expenses of the hotel in its statement of operations. Additionally, the hotel’s assets remained included in fixed assets, and continued to be depreciated. Due to its continuing involvement, the Company recognized the net proceeds received in April 2005 ($59,728,000) as a finance obligation. Federal and state taxes paid on the taxable gain in 2005 of approximately $29.6 million from this transaction were recorded as deferred tax assets.

Sonesta Beach Resort Key Biscayne closed for business on August 31, 2006. Costs related to the closure of $4 million including severance payments to employees, funding of vacation pay, pension obligations and other costs, were reimbursed by SBR-Fortune, and are included in other revenues and expenses from managed and affiliated properties. Amounts paid by the Company in excess of the reimbursable $4 million, which amounted to approximately $250,000, are included in costs and operating expenses.

During the third quarter of 2006, the Company removed the hotel’s assets from its balance sheet, and recorded an investment for its 50% equity ownership in the developing partnership amounting to $35,791,000. This investment is based on 50% of the estimated fair value of the assets transferred plus 50% of the remaining book value of the assets, reduced by the proceeds received in April 2005. The investment will be accounted for in accordance with the equity method of accounting for investments. The estimated fair value of the assets is $160 million, based on a valuation of the highest and best use of the land by a nationally recognized real estate firm. The book value of the land and improvements was approximately $31 million at August 31, 2006. The proceeds received equaled $59,728,000.

The deferred gain of $64,481,000 recorded on the Company’s consolidated balance sheets during the 2006 third quarter consists of 50% of the estimated market value of the assets contributed to the development partnership, reduced by 50% of the remaining book value of the assets contributed at August 31, 2006. Due to the continuing involvement of the Company by virtue of its ownership in SBR-Fortune and its right to manage the new condominium hotel to be constructed on the site, the gain on the transfer of the assets will be deferred. Additional proceeds received from the development partnership will first reduce the investment account, and future proceeds in excess of the investment account will be added to the deferred gain. Once the new condominium hotel commences operations, the deferred gain will be amortized over a 30-year period, which coincides with the estimated useful life of the new building.

Due to the Company’s continuing involvement in the development partnership and the new resort to be constructed on the site, the historical results of Sonesta Beach Resort Key Biscayne have not been accounted for as a discontinued operation.

Following the closure of the hotel, the Company is entitled to monthly distributions of $125,000 from SBR-Fortune, which payments reduce the priority equity return the Company is entitled to from the partnership. Payments received in 2006 of $500,000 reduced the investment the Company has in the development partnership.

Partnership efforts to obtain building permits for the new development have met opposition from residents of the Village of Key Biscayne, delaying the permitting process. It is uncertain at this point when construction of the new resort will start. In addition, the partnership may consider changes to the original plans, which called for a condominium hotel of approximately 300 rooms, to allow for a smaller hotel and a larger residential component.

Other

In 2006, the Company started operations for two additional Nile River cruise ships in Egypt, named the Sonesta St. George I and the Sonesta Star Goddess. Under the management agreements for these ships, the Company will receive fees based on operating profits. Also in 2006, the Company entered into a new license agreement for the use of its name for a second hotel on the island of St. Maarten. Sonesta Great Bay Beach Resort & Casino started operating under the Sonesta flag in November 2006. Sonesta Hotel Brasilia, in Brazil, also started operating under the Sonesta flag, in October 2006. The Company is entitled to a percentage of room revenues from its licensed hotels.

Chateau Sonesta Hotel New Orleans, which the Company operates under a long-term management agreement, was closed from August 29 to November 30, 2005 due to damages sustained from Hurricane Katrina. The hotel’s owner notified the Company that it would only pay for losses, and for repairs, to the extent of available insurance proceeds. As a result, the Company advanced $1,025,000 in 2005 and an additional $870,000 in early 2006 to cover operating expenses and to pay for repairs necessary to reopen the hotel on December 1, 2005. Insurance proceeds received by the owner have been used to fund certain repairs, but the majority of the funds have been used to fund monthly payments on the hotel’s first mortgage loan. In February 2007, insurance proceeds were fully utilized, and after a debt service payment due February 1, 2007 was not paid, the lender declared a default. After extended negotiations, the Company and the hotel’s owner signed a purchase and sale agreement in late February 2007. Under this agreement, the Company committed to acquire the hotel in return for the aforementioned advances (approximately $1.9 million) and by assuming the hotel’s first mortgage loan (approximately $13.6 million) and outstanding obligations for hotel repairs and overdue rents and taxes due to the City of New Orleans (approximately $2.2 million). The hotel is subject to a ground lease, which the Company will assume. The purchase and sale agreement has certain contingencies, including the approval by a limited partner of the seller.

The Company operates the Sonesta Hotel & Suites Coconut Grove, in Miami, which is a condominium hotel that opened in April 2002. Under its agreements, the Company is committed to fund net operating losses, and to provide the hotel’s owner with a minimum annual return of $500,000, adjusted annually by increases in the Consumer Price Index, starting January 1, 2004. Starting in 2005, the management agreement can be terminated by the hotel’s owner if the Company fails to cure shortfalls against a minimum target return of $1,000,000, adjusted annually by increases in the CPI. From April 2002 through December 2005, the Company contributed and expensed $2,067,000 for operating losses, shortfalls against the minimum owners return for 2004, and shortfalls against the minimum target return for 2005. The shortfall for 2005 in the amount of $263,000 was funded by way of a reduction of the outstanding receivables from the hotel’s owner in 2006. The hotel’s 2006 net operating profit, before the Company’s fee income earned under the management agreement, was sufficient to cover the owner’s target return.

The Company operates the Trump International Sonesta Beach Resort, a condominium hotel in Sunny Isles, Florida. This hotel opened in April 2003. The Company contributed to the cost of the hotel’s non-guestroom furniture, fixtures and equipment, and has recorded an investment of $2,268,000 for same. The Company also guarantees an equipment lease in the original amount of $1,000,000. Additionally, the Company advanced $2,328,000 for pre-opening expenses, which amount was repaid in January 2006. Under its management agreement, the Company was obligated to fund 50% of the hotel’s losses from the opening through November 1, 2004. After this date, the Company is obligated to pay the owner a minimum annual return of $800,000. The Company advanced $1,391,000 for losses through November 1, 2004, which amount is included in long-term receivables and advances. In 2005, the Company recorded an expense of $393,000 for a shortfall incurred against the minimum return during the period November 1, 2004 through December 31, 2005. In 2006, the hotel’s net operating profit was sufficient to cover the owner’s minimum return, and pay the Company approximately $256,000. The Company utilized this payment to reduce the aforementioned advance for losses.

During 2005 the Company sold land it owned in Costa Rica for $4.5 million, and reported a $3,950,000 pre-tax gain after deducting the $450,000 book value of the land and related expenses. The Company had owned the land since 1995. It was originally intended for a new resort, but the development never materialized.

In late 2003, the Company reached agreements with its lender to restructure its mortgage debt on Royal Sonesta Hotel Boston (Cambridge) (see Note 4 - Borrowing Arrangements). The restructuring provided for lower interest payments, and the deferral of principal payments, starting January 1, 2004.

Gross revenues for hotels operated by the Company under management contracts, by geographic area, for each of the three years ended December 31, 2006, are summarized below:

	(in thousands)
	(unaudited)

	2006	2005	2004

United States	$51,751	$46,764	$45,077
Egypt	37,729	39,077	36,139
	$89,480	$85,841	$81,216

Costs and operating expenses for owned and leased hotels for the three years ended December 31, 2006 are summarized below:

	(in thousands)

	2006	2005	2004
Direct departmental costs:
Rooms	$12,049	$13,331	$13,043
Food and beverage	17,590	19,922	20,232
Heat, light and power	3,994	3,395	3,348
Other	4,144	4,374	4,300
	$37,777	$41,022	$40,923

Direct departmental costs include payroll expense and related payroll burden, the cost of food and beverage consumed and other departmental costs.

With the exception of 2005, the Company experienced losses during the past five years. This was in part due to the declines in business and leisure travel since September 2001. During the past three years, the Company did operate with a positive cash flow. In 2005, cash flow was enhanced by a transaction that involves the redevelopment of the Sonesta Beach Resort Key Biscayne site. This transaction provided the Company with substantial cash resources, which will be sufficient for the Company to meet its working capital needs, operating expenses, rent and capital expenditures in the normal course of its business for the foreseeable future.

3.	Long-Term Receivables and Advances

	(in thousands)

	December 31,2006	December 31,2005
Sharm El Sheikh, Egypt (a)	$126	$391
Sonesta Hotel & Suites Coconut Grove (b)	4,346	5,003
Trump International Sonesta Beach Resort (c)	1,135	3,720
Chateau Sonesta Hotel New Orleans (d)	1,895	1,025
Other	565	740

Total long-term receivables	8,067	10,879
Less: current portion	1,188	3,359

Net long-term receivables	$6,879	$7,520

(a)
This loan, in the original amount of $1,000,000, was made in 1996 and 1997 to the owner of the Sonesta Beach Resort, Sharm El Sheikh. The loan bears interest at the prime rate (8.25% at December 31, 2006) and is adjusted semi-annually. The loan is being repaid with monthly payments of $23,800, and matures in 2007.

(b)
This loan was made to the owner of the Sonesta Hotel & Suites Coconut Grove, Miami, which opened in April 2002, to fund construction and furniture, fixtures and equipment costs. The interest rate is equal to the prime rate (8.25% at December 31, 2006), plus ¾%. The loan is secured by a mortgage on the hotel property, and is being repaid out of hotel profits that are available for distribution to the owner, and, to the extent the hotel’s earnings are insufficient to pay the owner certain minimum annual returns and minimum annual target returns due under the management agreement, out of shortfalls funded by the Company. The reduction in the principal balance during 2006 of $657,000 included a $263,000 write-off to cure a shortfall against the minimum target return due to the owner for the calendar year 2005.

(c)
This amount represents advances made to the owner of Trump International Sonesta Beach Resort Sunny Isles for the Company’s share of the losses of the resort from the opening on April 1, 2003 through October 31, 2004 ($1,391,000). This amount was due pursuant to the terms of the management agreement under which the Company operates the hotel. No interest is charged on this advance, which will be repaid out of future available profits generated by the hotel, after the payment of a minimum annual return to the hotel’s owner. The Company reduced these advances by $256,000 received from the hotel in 2006. A separate advance for pre-opening expenses ($2,328,000) was repaid in January 2006.

(d)
Following Hurricane Katrina, which struck New Orleans in late August 2005, the Company advanced $1,895,000 to Chateau Sonesta Hotel New Orleans, which it operates under a long-term management agreement. These advances were used to cover operating expenses, and to pay for repairs necessary to reopen the hotel on December 1, 2005. Unless the Company acquires the hotel, the Company expects to recover these advances, together with interest, out of available income from the hotel. The interest rate on these advances ranges from prime (8.25% at December 31, 2006) plus one (1) to three (3) percentage points. The Company is negotiating a possible acquisition of the hotel with its owner and lender (see Note 2 - Operations).

Management continually monitors the collectability of its (long-term) receivables and advances and believes they are fully realizable.

4.	Borrowing Arrangements

Credit Line

The Company has a $2,000,000 demand line of credit. This line bears interest at the prime rate (8.25% at December 31, 2006). Advances under this line require the bank’s approval each time a request is made. No amounts were outstanding under this line of credit at December 31, 2006.

There were no short-term borrowings during 2006 and 2005. During 2004, average short-term borrowings were $21,000, at an average interest rate of 4%. The maximum amount of short-term borrowings during 2004 was $800,000.

Long-Term Debt

The Company’s long-term debt consists of a first mortgage note held by Charterhouse of Cambridge Trust and Sonesta of Massachusetts, Inc., which are the Company’s subsidiaries that own and operate the Royal Sonesta Hotel Boston (Cambridge). The principal balance outstanding at December 31, 2006 and 2005 was $34,061,000. The debt is secured by a first mortgage on the Royal Sonesta Hotel Boston (Cambridge) property, which is included in fixed assets at a net book value of $21,962,000 at December 31, 2006. The interest rate is 8.6% for the term of the loan, and the loan matures in July 2010.

In April 2005, the Company closed on a transaction to transfer the land and improvements of the Sonesta Beach Resort, Key Biscayne (see Note 2 - Operations). As part of this transaction a mortgage loan secured by the Key Biscayne hotel was repaid and, in addition, the Company paid $5,572,000 towards the Royal Sonesta Hotel Boston (Cambridge) loan. The $5,572,000 payment included $1,077,000 of deferred principal payments and an additional prepayment of $4,495,000 which was required by the lender because the Key Biscayne and Cambridge mortgage loans were cross-collateralized.

Effective December 1, 2003, the Company and the lender restructured the mortgage loan. The Company was required to make payments of interest only at 5% per annum through December 1, 2006, and payments of interest only at 8.6% per annum are due from December 1, 2006 through December 1, 2007. As of January 1, 2008, payments will be based on interest and principal, calculated on the original 25-year amortization schedule of the loan, taking into account the aforementioned prepayments of principal. During the entire restructuring period, interest continued to accrue at 8.6%. Excess cash flow from the Royal Sonesta Hotel Boston (Cambridge) remaining after payment of interest is required to be paid into escrow, and may be used solely for the future payment of hotel expenses or capital expenditures, or to reduce the amount of the accrued and unpaid interest. At December 31, 2005, the escrow balance equaled $267,000, which amount was included in Restricted Cash on the Company’s balance sheet. Due to the fact that the hotel spent significant amounts on refurbishments during the past year, no amount was required to be paid in escrow at December 31, 2006.

Aggregate principal payments for the years subsequent to December 31, 2006, are as follows:

Year	(in thousands)
2007	$--
2008	602
2009	665
2010	32,794

5.	Stockholders’ Equity

Basic Earnings (Losses) per Share

As the Company has no dilutive securities, there is no difference between basic and diluted earnings per share. The following table sets forth the computation of basic income or losses per share (in thousands, except for per share data):

	2006	2005	2004
Numerator:
Net income (loss)	$(3,523)	$4,668	$(4,602)

Denominator:
Weighted average number of shares outstanding	3,698	3,698	3,698

Net income (loss) per share	$(0.95)	$1.26	$(1.24)

6.	Commitments and Contingencies

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

The Company has also guaranteed an equipment lease in the original amount of $1,000,000 on behalf of the Trump International Sonesta Beach Resort Sunny Isles. The lease is due in monthly installments with final payment due in June, 2008. The Company would be obligated to perform under this guarantee if the hotel failed to pay principal and interest payments to the lender when due. Including accrued interest, as of December 31, 2006 the maximum potential amount of future (undiscounted) payments under this agreement would be $351,000.

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

Minimum fixed rentals under operating leases, principally on real estate, payable subsequent to December 31, 2006 (exclusive of real estate taxes, insurance and other occupancy costs) are as follows:

(in thousands)
Operating leases

Period
2007	$684
2008	640
2009	632
2010	634
2011	637
Thereafter	343

$3,570

Rentals charged to operations are as follows:

	(in thousands)

	2006	2005	2004
Real Estate:
Fixed rentals	$670	$887	$662
Percentage rentals based on defined operating profits	3,093	6,144	6,417
Other rentals	17	19	19
	$3,780	$7,050	$7,098

The Company has incentive compensation plans for management under which hotel profit bases, as established annually, must be achieved before any incentive compensation may be earned. The incentive compensation charged to operations was $458,000 in 2006, $422,000 in 2005 and $533,000 in 2004.

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

Pension Plan Changes

Effective January 1, 2006, the Plan was amended to increase the total number of years of service required for participants to be eligible for full benefits under the Plan from 27 to 35 years. At the same time, a minimum benefit payable for each year of service was reduced. Effective December 31, 2006, the Company decided to freeze the Plan. Current participants in the Plan at December 31, 2006 will continue to be eligible to receive a pension benefit, provided they meet the 5-years of service vesting requirement during their employment with the Company. However, the amount of all pension benefits due under the Plan will be frozen at the December 31, 2006 level. Any additional service and/or compensation increases after January 1, 2007 will not increase the participant’s benefits. In addition, newly hired employees will not receive benefits under the Plan.

Adoption of SFAS No. 158

On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158. SFAS No. 158 required the Company to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plan in the December 31, 2006 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses, which were previously netted against the plan’s funded status in the Company’s consolidated balance sheet pursuant to the provisions of SFAS No. 87. These amounts will be subsequently recognized as net periodic pension cost pursuant to the Company’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income at adoption of SFAS No. 158.

The incremental effect of adopting the provisions of SFAS No. 158 on the Company’s consolidated balance sheet at December 31, 2006 is as follows (in thousands):

Increase in accrued pension liability	$(350)
Increase in deferred tax assets	119
Increase in Comprehensive Loss	231

The adoption of SFAS No. 158 had no effect on the Company’s consolidated statement of operations for the year ended December 31, 2006, or for any prior period presented, and it will not effect the Company’s operating results in future periods. Had the Company not been required to adopt SFAS No. 158 at December 31, 2006, it would have recognized an additional minimum liability pursuant to the provisions of SFAS No. 87.

Included in accumulated other comprehensive income at December 31, 2006 are unrecognized actuarial losses of $350,000 ($231,000, net of tax) that have not yet been recognized in net periodic pension cost. The actuarial loss included in accumulated other comprehensive income and expected to be recognized in net periodic pension cost during the year ended December 31, 2007 is $35,000 ($23,000, net of tax).

Obligations and Funded Status

The following table sets forth the funded status of the Plan at December 31, 2006 and 2005:

	(in thousands)
	2006	2005
Change in benefit obligation
Benefit obligation at beginning of year	$37,163	$33,285
Service cost	1,597	1,866
Interest cost	2,097	2,012
Actuarial loss	(338)	2,134
Benefits paid	(3,218)	(2,134)
Reduction from Plan freeze	(6,704)	--
Benefit obligation at end of year	30,597	37,163

Change in plan assets
Fair value of plan assets at beginning of year	20,138	20,036
Actual return on plan assets	2,219	207
Employer contribution	2,440	2,188
Benefits paid	(3,218)	(2,134)
Administrative expenses	(210)	(159)
Fair value of plan assets at end of year	21,369	20,138

Benefit obligation in excess of Plan assets	9,228	17,025
Unrecognized actuarial loss	(350)	(9,804)
Unrecognized prior service cost	--	(459)
Additional liability charged to comprehensive loss	350	--
Accrued pension liability	$9,228	$6,762

The Company recognized accrued benefit costs of $9,228,000 and $6,762,000 in its statement of financial position at December 31, 2006 and 2005, respectively.

The following table presents the projected and accumulated benefit obligation compared to plan assets:

	(in thousands)

	December 31,

	2006	2005

Projected benefit obligation	$30,597	$37,163
Accumulated benefit obligation	30,597	26,701
Fair value of plan assets	21,369	20,138

The components of the Company’s net periodic pension cost for the Plan were as follows:

	(in thousands)

	__2006	_2005	_2004

Service cost	$1,597	$1,866	$1,618
Interest cost	2,097	2,012	1,865
Expected return on plan assets	(1,792)	(1,740)	(1,591)
Amortization of prior service cost	106	90	89
Amortization of transition asset	--	(88)	(88)
Recognized actuarial loss	647	676	481
Termination costs, Sonesta Key Biscayne	1,340	--	--
Plan freeze loss	561	--	--
Total plan benefit cost	4,556	2,816	2,374
Amounts charged to hotels operated under management contracts and affiliated properties	1,755	__358	__132
Net periodic benefit cost	$2,801	_$2,458	$2,242

The additional expense of $1,340,000 related to the closure of Sonesta Beach Resort Key Biscayne on August 31, 2006, and the subsequent termination of the hotel’s employees. The additional loss of $561,000 resulted from the write off of previously unrecognized prior service costs following the decision by the Company to freeze the Plan at December 31, 2006.

Weighted-average assumptions used to determine benefit obligations at each of the three years ending December 31 were:

	2006	2005	2004
Discount rate	5.75%	5.75%	5.75%
Rate of compensation increase	3.00%	3.00%	3.00%

Weighted-average assumptions used to determine net periodic pension costs for each of the three years ended December 31 were:

	2006	2005	2004
Discount rate	5.75%	5.75%	6.25%
Expected return on plan assets	8.50%	8.50%	8.50%
Rate of compensation increase	3.00%	3.00%	3.00%

The assumed rate of return on plan assets has remained unchanged since 1988. Management believes 8.50% is a realistic long-term rate of return. The balanced retirement fund into which plan assets have been invested since 1987 has provided a composite average annual rate of return of 11% since 1987.

Plan Assets

The Plan’s weighted-average asset allocations at December 31, 2006 and 2005, by asset category, were as follows:

	Plan assets at December 31,
	2006	2005

Cash & money market investments	2%	2%
Government debt securities	17%	23%
Corporate debt securities	4%	2%
Equity securities	77%	73%
	100%	100%

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

Cash Flows

The Company is not required to make a contribution to its Plan in 2007.

The following table sets forth estimated future benefit payments from the Plan.

(in thousands)

Estimated Pension Benefit Payments

2007	$859
2008	842
2009	927
2010	943
2011	1,075
2012 through 2016	7,558

Savings Plan

The Company has an employee savings plan (the Savings Plan) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating U.S. employees may defer a portion of their pre-tax earnings up to the Internal Revenue Service annual contribution limit. All U.S. employees of the Company are eligible to participate in the Savings Plan. Participating employees may choose to invest their contributions in each one of twenty-five mutual funds, which include equity funds, balanced funds and a money market fund. Until December 31, 2006, the Savings Plan did not provide for contributions by the Company. The Company does bear the costs of administering the Plan, which were $13,000 for 2006, $20,000 for 2005 and $23,000 for 2004.

Effective January 1, 2007, and in lieu of continuing the Pension Plan, the Company started providing matching contributions of up to 4% of earnings to employees who make contributions to their 401(k) savings accounts. The Company will match the first 3% salary deferral of its employees, and 50% of the next 2%. The Company expects the cost of its future annual contributions to the 401(k) savings plan to be less than the expense during 2006 of providing benefits under the Pension Plan.

8.	Segment Information

The Company has two reportable segments: Owned and Leased Hotels, and Management Activities. The Owned and Leased Hotels segment consists of the operations of the Company’s hotels in Boston (Cambridge), Key Biscayne (until August 31, 2006) and New Orleans. Revenues for this segment are derived mainly from rooms, food and beverage, parking and telephone receipts from hotel guests. The Management Activities segment includes the operations of hotels and resorts under management agreements, and also includes fees from hotels to which the Company has granted licenses. Revenues from this segment are derived mainly from management, marketing, license and service fees charged to the third party owners of these properties. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. The segments’ operating income or losses and pretax profit or losses are after giving effect to management, marketing and service fees to the Company’s owned and leased properties. Segment data for the three years ended December 31, 2006 follows:

Year ended December 31, 2006
	(in thousands)

	Owned & Leased Hotels	Management Activities	Consolidated

Revenues	$73,643	$3,952	$77,595
Other revenues from managed
and affiliated properties	--	21,237	21,237
Total revenues	73,643	25,189	98,832
Operating income (loss) before depreciation
and amortization expense	10,431	(5,109)	5,322
Depreciation and amortization	(8,638)	(513)	(9,151)
Interest income (expense), net	(2,977)	1,536	(1,441)
Other income	--	49	49
Segment pre-tax loss	(1,184)	(4,037)	(5,221)

Segment assets	77,893	48,535	126,428
Segment capital additions	6,057	225	6,282

Year ended December 31, 2005
	(in thousands)

	Owned & Leased Hotels	Management Activities	Consolidated

Revenues	$84,139	$3,986	$88,125
Other revenues from managed
and affiliated properties	--	14,543	14,543
Total revenues	85,139	18,529	102,668
Operating income (loss) before depreciation
and amortization expense	10,573	(3,921)	6,652
Depreciation and amortization	(7,968)	(589)	(8,557)
Interest income (expense), net	(3,918)	1,082	(2,836)
Other income	1	4,053	4,054
Segment pre-tax profit (loss)	(1,312)	625	(687)

Segment assets	79,954	50,665	130,619
Segment capital additions	4,382	415	4,797

Note: Included in other income under Management Activities is a gain on the sale of land by the Company, originally intended for hotel development.

Year ended December 31, 2004
	(in thousands)

	Owned & Leased Hotels	Management Activities	Consolidated

Revenues	$85,500	$4,407	$89,907
Other revenues from managed
and affiliated properties	--	12,727	12,727
Total revenues	85,500	17,134	102,634
Operating income (loss) before depreciation
and amortization expense	11,912	(2,250)	9,662
Depreciation and amortization	(7,586)	(574)	(8,160)
Interest income (expense), net	(6,205)	345	(5,860)
Other income (deductions)	(20)	202	182
Segment pre-tax loss	(1,899)	(2,277)	(4,176)

Segment assets	84,656	24,881	109,537
Segment capital additions	3,746	308	4,054

Segment assets for Management Activities in the information above include cash held in corporate accounts, and loans to and receivables from properties under management and license agreements. Segment assets for Owned and Leased hotels include the book value of the hotels’ fixed assets, and the hotels’ other current and long-term assets.

Segment data by geographic area of the Company's revenues (excluding other revenues from managed and affiliated properties), operating income and long-lived assets follows:

	(in thousands)
	Revenues

	2006	2005	2004

United States	$75,410	$85,837	$87,538
Other	2,185	2,288	2,369
Consolidated	$77,595	$88,125	$89,907

	Operating income (loss)

	2006	2005	2004

United States	$(5,336)	$(3,620)	$(295)
Other	1,507	1,715	1,797
Consolidated	$(3,829)	$(1,905)	$1,502

	Long-lived assets

	2006	2005	2004

United States	$37,986	$72,354	$75,851
Other	414	445	787
Consolidated	$38,400	$72,799	$76,638

9.	Legal Proceedings

Trump International Sonesta Beach Resort Sunny Isles

Sonesta Hotels of Florida, Inc. (“SHF”), a wholly owned subsidiary of Sonesta International Hotels Corporation (the “Company”), operates the Trump International Sonesta Beach Resort (the “Hotel”) in Sunny Isles, Florida, under a management agreement with the Hotel’s owner, Sunny Isles Luxury Ventures L.C. (“SILV”). The Hotel opened for business on April 1, 2003.

The Hotel is a condominium hotel. The guestrooms are owned by third party buyers and, to the extent condominium units remain unsold, by SILV. The management agreement included options for SHF to purchase the Hotel’s non-guestroom areas (the “Hotel Lot”) for twenty million dollars ($20,000,000), and the Hotel’s meeting facilities (the “Commercial Lot”) for four million dollars ($4,000,000). The purchase price for both the Hotel and Commercial Lots would be 100% financed by SILV by means of a non-recourse, 25-year loan secured by a mortgage on the property acquired. SHF exercised its purchase option for the Hotel Lot in September 2004, and the parties agreed that they would close the transaction in early January 2005. Despite its earlier agreements, SILV took the position that it would not close on this transaction and, in response, the Company filed a lawsuit in the Circuit Court of the 11th Judicial Circuit in Miami-Dade County, Florida, to compel SILV to close the transaction. In connection with a mediation procedure, SILV and SHF entered into a settlement agreement, in September 2005, which addressed a number of issues, including that, subject to certain contingencies, the transaction would close in January 2006. The closing of the purchase did not occur as a result of SILV’s repeated and material breaches of the purchase option, the settlement agreement of September 2005 and other agreements intended to consummate the transaction contemplated by the purchase option.

The Company concluded that it could not realize the benefits it reasonably expected when it exercised the option in September 2004. As a result, the Company notified SILV in late September 2006 that it rescinded the exercise of the purchase option. SHF will continue to manage the Hotel pursuant to the terms of its management agreement. Since the payments under the note following a purchase of the Hotel Lot and Commercial Lot would have been substantially the same as the minimum payments due to SILV under the management agreement, there is no detrimental effect on the Company’s cash flow as a result of this rescission.

Other

The Company is also from time to time subject to routine litigation incidental to its business, and generally covered by insurance. The Company believes that the results of such litigation will not have a materially adverse effect on the Company’s financial condition.

10.	Income Taxes

The table below allocates the Company's income tax expense (benefit) based upon the source of income:

	(in thousands)

	2006		2005		2004

	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign

Income (loss) before income taxes	$(6,848)	$1,627	$(4,637)	$3,950	$(6,114)	$1,938

Federal, foreign and state income
tax provision (benefit)
Current federal income tax (benefit)	$(913)	$561	$8,444	$963	$(1,447)	$301
State and foreign tax, principally current	85	262	548	216	125	663
Deferred federal and state
income tax (benefit)	(1,690)	(3)	(11,684)	20	(684)	(305)
Federal tax valuation allowance	--	--	(4,844)	982	2,131	(358)
	$(2,518)	$820	$(7,536)	$2,181	$125	$301

In 2006, the Company recorded a net tax benefit of $1,698,000 on its pre-tax loss of $5,221,000. The 2006 tax benefit is lower than the statutory rate primarily because of foreign taxes paid on income from the Company’s managed hotels in Egypt and licensed hotels in Peru, which were only partially offset by work opportunity tax credits received in New Orleans related to Hurricane Katrina.

During 2003 and 2004, the Company recorded valuation allowances totaling $3,862,000 against the federal income tax benefits on its pre-tax losses of approximately $10.6 million incurred during these two years, since it was uncertain if the Company could realize a future benefit for these losses. In addition, valuation allowances of $296,000 were recorded against Florida state tax loss carry forwards, for the same reason. In April 2005, the Company completed the transfer of the land and improvements of Sonesta Beach Resort Key Biscayne (see Note 2 - Operations). This transaction resulted in significant taxable income, and the Company therefore reversed in 2005 the valuation allowances previously recorded, since it received a benefit in 2005 for the prior years’ losses.

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

A reconciliation of net tax expense (benefit) applicable to income or losses at the statutory rate follows:

	(in thousands)

	2006	2005	2004

Expected benefit for taxes at statutory rate	$(1,827)	$(241)	$(1,420)
Valuation allowance (reversal)	--	(3,862)	1,773
Temporary dividends deduction on foreign earnings remitted	--	(1,069)	--
Tax on previously unremitted foreign earnings	--	158	--
State income taxes, net of federal benefit	5	(171)	83
Foreign income taxes	262	--	--
Katrina work opportunity tax credits	(186)	--	--
Other	48	(170)	(10)

	$(1,698)	$(5,355)	$426

Deferred tax expense (benefits) result from temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes. The source of these differences and their tax effects are as follows:

	(in thousands)

	2006	2005	2004

Tax depreciation more (less) than book depreciation	$(546)	$(1,168)	$89
Federal tax on deferred gain on sale of assets	(178)	(10,002)	--
State tax on deferred gain on sale of assets	10	(725)	--
Foreign tax credits used (carried forward)	--	301	(301)
Alternative minimum tax and general business credits used (carried forward)	--	1,452	(103)
Pension contribution less than pension expense	(987)	(137)	(763)
Valuation allowance (reversal)	--	(1,428)	989
Other temporary differences	8	43	129
	$(1,693)	$(11,664)	$40

Temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities that give rise to significant portions of deferred income taxes at December 31, 2006 and 2005 relate to the following:

	(in thousands)

	2006	2005
Current deferred tax asset
Expenses accrued but deferred for tax purposes	$353	$456
Current deferred tax asset	$353	$456

Long-term deferred tax assets (liabilities)
Depreciation book tax difference	$(6,377)	$(6,923)
Pension expense in excess of contributions	3,137	2,150
Federal tax on deferred gain on sale of assets	10,180	10,002
State tax on deferred gain on sale of assets	715	725
State tax benefits of $1,600,000 in 2006 and 2005 from net
operating loss carry-forwards, net of valuation allowance	--	--
Other	218	123

Deferred tax asset	$7,873	$6,077

At December 31, 2006, the Company had state net operating loss carry-forwards of approximately $23,800,000 for income tax purposes. Of the total carry-forwards available at December 31, 2006, approximately $3,200,000 expires in 2007, $4,800,000 expires in 2008, $4,900,000 expires in 2009, $4,200,000 expires in 2010, $3,700,000 expires in 2011, and $3,000,000 expires in 2012. For financial reporting purposes, valuation allowances of $1,600,000 have been recognized at December 31, 2006 and 2005, to offset the deferred tax assets related to those carry-forwards.

VITALE, CATURANO & COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Sonesta International Hotels Corporation:

We have audited the accompanying consolidated balance sheets of Sonesta International Hotels Corporation and subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of operations, stockholder’s equity, comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal controls over financial reporting. Our audit included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sonesta International Hotels Corporation and subsidiaries as of December 31, 2006 and 2005 and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 7 to the consolidated financial statements, on December 31, 2006, the Company adopted Statement of Financial Accounting Standards No. 158 "Employers' Accounting for Defined Benefit Pensions and Other Postretirement Benefit Plans."

/s/ Vitale, Caturano & Company, LTD

VITALE, CATURANO & COMPANY, LTD.

Boston, Massachusetts
March 15, 2007

Certified Public Accountants An Independent Member of Baker Tilly International
80 City Square, Boston, Massachusetts 02129 617-912---9000 FX 617-912-9001  www.vitale.com

Sonesta International Hotels Corporation Executive Offices, 116 Huntington Avenue Boston, Massachusetts 02116 - Telephone (617) 421-5400 Fax (617) 421-5402

SONESTA DIRECTORS

George S. Abrams (2) Winer & Abrams Attorneys at Law	Charles J. Clark (2) Director of Corporate Relations, Youthbuild USA	Stephanie Sonnabend Chief Executive Officer and President, Sonesta International Hotels Corporation

Vernon R. Alden (2)(3) Director and Trustee of Several organizations	Paul Sonnabend (1) Chairman of the Executive Committee and Executive Vice President, Sonesta International Hotels Corporation	Roger P. Sonnabend (1) Executive Chairman of the Board, Sonesta International Hotels Corporation

Joseph L. Bower (1)(2)(3) Professor, Harvard Business School	Peter J. Sonnabend Chief Executive Officer and Vice Chairman, Sonesta International Hotels Corporation	Jean C. Tempel (1) (3) Managing Directo,r First Light Capital, LLC

(1) Member Executive Committee	(2) Member Audit Committee	(3) Member of Compensation Committee

SONESTA OFFICERS

Roger P. Sonnabend Executive Chairman of the Board	Stephen Sonnabend Senior Vice President	Alan M. Sonnabend Vice President - Development

Peter J. Sonnabend Chief Executive Officer and Vice Chairman	Carol C. Beggs Vice President - Technology	Jacqueline Sonnabend Executive Vice President

Stephanie Sonnabend Chief Executive Officer and President	Felix Madera Vice Present - International	Scott T. Corey Vice President - Revenue and Distribution

Paul Sonnabend Chairman of the Executive Committee and Executive Vice President	Boy A.J. van Riel Vice President and Treasurer	David Rakouskas Secretary and Corporate Controller
Kathy S. Rowe Senior Vice President

SONESTA HOTELS AND OTHER OPERATIONS

Royal Sonesta Hotel	Sonesta Club	Sonesta Posada del Inca
Boston (Cambridge), Massachusetts (1)	Sharm el Sheikh, Egypt (2)	El Olivar, Lima, Peru (3)

Royal Sonesta Hotel	Sonesta Beach Resort	Sonesta Posada del Inca
New Orleans, Louisiana (1)	Taba, Egypt (2)	Sacred Valley, Yucay, Peru (3)

Chateau Sonesta Hotel	Sonesta Hotel	Sonesta Posada del Inca
New Orleans, Louisiana (2)	Cairo, Egypt (2)	Lake Titicaca, Puno, Peru (3)

Sonesta Hotel & Suites	Sonesta Hotel	Sonesta Maho Beach Resort & Casino
Coconut Grove, Miami, Florida (2)	Port Said, Egypt (2)	St. Maarten (3)

Trump International Sonesta Beach Resort	Sonesta St. George I Cruise Ship	Sonesta Great Bay Beach Resort & Casino
Sunny Isles, Miami, Florida (2)	Luxor, Egypt (2)	St. Maarten (3)

Sonesta Orlando at Tierra Del Sol Resort	Sonesta Nile Goddess Cruise Ship	Sonesta Posada del Inca
Orlando, Florida (2)	Cairo, Egypt (2)	Cusco, Peru (3)
(under development)
Sonesta Posada del Inca
Sonesta Hotel Doha	Sonesta Sun Goddess Cruise Ship	Miraflores, Lima, Peru (3)
Doha, Qatar (2)	Cairo, Egypt (2)
(under development)
Sonesta Posada del Inca
Sonesta Beach Resort	Sonesta Moon Goddess Cruise Ship	Arequipa, Peru (3)
Sharm el Sheikh, Egypt (2)	Cairo, Egypt (2)

Sonesta St. George Hotel	Sonesta Star Goddess Cruise Ship	Sonesta Hotel Iberepuera
Luxor, Egypt (2)	Cairo, Egypt (2)	Sao Paulo, Brazil (3)

Sonesta Hotel Brasilia
Brasilia, Brazil (3)

(1) Owned or Leased	(2) Operated under Management Agreement	(3) Licensed

For reservations, call toll free 800-Sonesta (800-766-3782), or visit us at Sonesta.com

INDEPENDENT AUDITORS
Vitale, Caturano & Company, Ltd., 80 City Square, Boston, MA 02129

TRANSFER AGENT
American Stock Transfer, 59 Maiden Lane, Plaza Level, New York, NY 10038