Form 10-K, Exhibit 13
period 2007-12-31
SONESTA INTERNATIONAL HOTELS CORP
filed 2008-03-25
CIK 91741

EXHIBIT 13

SONESTA INTERNATIONAL HOTELS CORPORATION

ANNUAL REPORT 2007

TO OUR SHAREHOLDERS:

2007 was an extraordinary year for Sonesta.  We announced, in early June, that the Company’s Board of Directors had retained Goldman, Sachs & Company to advise it regarding strategic options for enhancing shareholder value.  After working with Goldman Sachs for several months, the Company announced, in early December, that it would not pursue a transaction at that time and that our shareholders’ interests were best served by continuing to operate the Company as an independent entity.

Net cash flow was $7,732,000 for the year.  Cash flow included income received from our Key Biscayne development partnership ($1,500,000), and repayment of debt from Sonesta Coconut Grove ($949,000) and Chateau Sonesta, New Orleans ($1,500,000). Net income in 2007 was approximately $1,340,000.  The Company continues to have ample cash reserves to meet its foreseeable needs.

2007 was a good year for Royal Sonesta Boston.  A surge in room revenue both from increased rates and occupancy, combined with only modest increases in costs, resulted in the Hotel being significantly more profitable in 2007 than in 2006.  The Hotel is in excellent condition, and planned improvements to The Gallery Café and to East Tower meeting rooms and bathrooms will make it even better.

Royal Sonesta New Orleans continues to be the market leader in that City, benefiting from its Bourbon Street location, an outstanding reputation earned over many years, and seasoned and dedicated management and staff.  Plans for 2008 include transforming the seventh floor into “The R Club”:  a concierge-style floor featuring enhanced service levels and an executive lounge, and renovating the Mystick Den lounge.  Plans for a deluxe roof-top spa are also underway.

In early 2007, the Company entered into agreements to acquire Chateau Sonesta, New Orleans, but for various reasons was not able to complete that transaction.  At the end of October 2007, the Company and Hotel ownership entered into agreements under which the Company’s management contract was terminated and the parties entered into a licensing arrangement.  The Company received $1,500,000 owed for advances made following Hurricane Katrina.  In addition, the Company received $1,600,000 in the form of a promissory note payable by 2010 in payment of amounts due primarily for previously deferred fees.

In 2007, Sonesta Coconut Grove reported substantially improved profits, providing the Company with additional fee income.  The Hotel was renamed in 2007 in order to acknowledge its prime location overlooking Biscayne Bay, and is now Sonesta Bayfront Hotel Coconut Grove.  In January 2008, an exciting new restaurant and club, Nikki Coconut Grove, opened off the Hotel’s lobby.

When we renegotiated our contract to operate Trump Sonesta Resort Sunny Isles, following 9/11, we understood that we were taking a risk.  Condo-hotels were a new phenomenon and the Hotel’s owner required a guaranteed annual return.  Therefore, we included in our contract a one-time right to terminate the contract and recover amounts advanced to the hotel to satisfy the minimum return obligations to ownership and to cover operating losses.  The one-time right was exercisable in October 2007 and, faced with the costs of satisfying a challenging operating standard and the annual return to ownership, and the opportunity to recover a significant amount of money, we exercised the termination option.  The Hotel’s owner has disputed that it owes the Company these funds but, pursuant to the contract, it has deposited the full amount owed to the Company, $7,031,000, into escrow.  If the parties cannot resolve their dispute amicably, they will arbitrate it.  We will be out of the Hotel by April 1, 2008.

Progress on the redevelopment of the Sonesta Key Biscayne site continues to be slow due primarily to the weak real estate market in South Florida.  Both the Company and its partner, Fortune International, remain optimistic about the project.

Our hotels and ships, in Egypt, enjoyed a good year in 2007. All of our six hotels and five cruise ships reported increases in revenues and profit for the year compared to 2006, except for one ship that was being upgraded and did not operate for much of the year.  In January 2008, we welcomed Sonesta Pharaoh Beach Resort to our Company.  This 360-room resort on the Red Sea in Hurghada is an outstanding addition to The Sonesta Collection.

We continue to enjoy strong relationships with our franchisees in Peru (6), Brazil (2) and St. Maarten (2), and are considering new franchise opportunities in the Caribbean, Central America and South America.

We expected the first phase of Sonesta Orlando Resort to open this spring, but it now appears more likely that the opening will be later this year.

Sonesta Jaco Resort, in Costa Rica, is under construction and we expect the first phase to open in early 2009.  Sonesta Gran Posada Resort, in San Carlos, Mexico, is in the planning stage and we expect the developer to break ground this year.

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
Executive Chairman of the Board

 /s/ Peter J. Sonnabend
Peter J. Sonnabend
Chief Executive Officer and Vice Chairman

/s/ Stephanie Sonnabend
Stephanie Sonnabend
Chief Executive Officer and President

March 11, 2008

SONESTA INTERNATIONAL HOTELS CORPORATION
5-YEAR SELECTED FINANCIAL DATA

(In thousands except for per share data)

	2007	2006	2005	2004	2003
Revenues	$67,938	$77,595	$88,125	$89,907	$84,896
Other revenues from managed and affiliated properties	18,747	21,237	14,543	12,727	8,625
Total revenues	86,685	98,832	102,668	102,634	93,521
Operating income (loss)	2,228	(3,829)	(1,905)	1,502	(1,191)
Net interest expense	(1,292)	(1,441)	(2,836)	(5,860)	(5,836)
Other income	250	49	4,054	182	630
Income (loss) before income taxes	1,186	(5,221)	(687)	(4,176)	(6,397)
Income tax provision (benefit)	(151)	(1,698)	(5,355)	426	34
Net income (loss)	$1,337	$(3,523)	$4,668	$(4,602)	$(6,431)

Basic and diluted net income (loss) per share of common stock	$0.36	$(0.95)	$1.26	$(1.24)	$(1.74)

Cash dividends declared	$0.20	$0.20	$1.10	$--	$0.05

Net property and equipment	$37,303	$38,400	$72,799	$76,638	$80,849
Total assets	129,591	126,428	130,619	109,537	110,119
Long-term debt including currently payable portion portion	34,061	34,061	34,061	69,816	69,311
Common stockholders' equity	8,547	7,371	11,865	11,264	15,866
Common stockholders' equity per share	2.31	1.99	3.21	3.05	4.29
Common shares outstanding at end of year	3,698	3,698	3,698	3,698	3,698

Market price data for the Company’s common stock showing high and low prices by quarter for each of the last two years is as follows:

	NASDAQ Quotations
	2007		2006
	High	Low	High	Low
First	$29.97	$20.00	$26.94	$24.35
Second	32.40	22.02	25.25	13.82
Third	59.00	31.50	19.99	15.53
Fourth	47.99	28.05	22.67	15.53

The Company’s common stock trades on the NASDAQ Stock Market under the symbol SNSTA.  As of February 8, 2008 there were 342 holders of record of the Company’s common stock.

A copy of the Company’s Form 10-K Report, which is filed annually with the Securities and Exchange Commission, is available to stockholders.  Requests should be sent to the Office of the Secretary at the Company’s Executive Office.

Performance Graph

The following graph compares the annual percentage change in the cumulative total stockholder return on the Company’s Common Stock against the cumulative total return of the NASDAQ Stock Market (US Companies) and the NASDAQ Hotels and Motels Index for the five-year period commencing December 31, 2002 and ending December 31, 2007.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The Company's consolidated financial statements include the revenues, expenses, assets and liabilities of Royal Sonesta Hotel Boston, Royal Sonesta Hotel New Orleans and Sonesta Beach Resort Key Biscayne. The Boston property is owned by the Company, and the New Orleans hotel is operated under a long-term lease. In April 2005, the land and improvements of Sonesta Beach Resort Key Biscayne were transferred to a development partnership, of which the Company is a 50% owner, with the intent to redevelop the site.  The hotel closed on August 31, 2006 (see Note 3 – Investment in Development Partnership).  The financial statements also include the Company’s revenues and expenses from the management of properties in the United States and Egypt, and license fee income from properties in New Orleans, Louisiana; St. Maarten, Brazil and Peru.

Review of Strategic Options
In June 2007, the Company’s Board of Directors retained Goldman, Sachs & Company to explore, under the direction of a special committee comprised of independent directors, strategic options available to the Company to increase shareholder value.  After considerable efforts evaluating alternatives with Goldman, Sachs & Company, and in light of the conditions affecting the real estate and financing markets, the Company completed the review in December 2007, and decided to continue to operate and license hotels in the United States and abroad as an independent entity.  Sonesta’s Board of Directors will continue to monitor both the real estate and financial markets to determine appropriate strategy in order to maximize shareholder value.

Results of Operations
During 2007, the Company recorded net income of $1,337,000, or $0.36 per share, compared to a net loss of $3,523,000, or $(0.95) per share, during 2006.  A reconciliation of the $4,860,000 increase in earnings follows (in thousands):

Increase in operating income Royal Sonesta Boston	$2,510
Increase in operating income Royal Sonesta New Orleans	435
Decrease in operating loss Sonesta Beach Key Biscayne	1,073
Decrease in loss from management activities	2,039
Other changes	350
Decrease in tax benefit, partially due to improved earnings	(1,547)
Increase in earnings 2007 compared to 2006	$4,860

•
Royal Sonesta Hotel Boston had a good year compared to 2006.  Demand in the Boston market was strong.  Revenues increased by $2,969,000, or 11%, compared to 2006.  Due to strict expense controls, operating income improved by $2,510,000.

•
Sonesta Beach Resort Key Biscayne, which closed on August 31, 2006 (see Note 3 – Investment in Development Partnership), recorded an operating loss of $1,073,000 in 2006, which was mainly due to accelerated depreciation charges on furniture, fixtures and equipment, which became obsolete when the hotel closed.  Due to the closure, there were no results from operations in 2007.

•
The Company’s loss from management activities decreased from $5,622,000 in 2006 to $3,583,000 in 2007.  This was mainly due to improved management income from the Company’s hotels in Egypt, and increased fee income from both Sonesta Bayfront Hotel Coconut Grove and Trump International Sonesta Beach Resort Sunny Isles.  Management income from both of these hotels is dependent on net operating profits achieved, and both hotels managed to improve income substantially.

Revenues

The Company records costs incurred on behalf of owners of managed and affiliated properties, and expenses reimbursed from managed and affiliated properties, on a gross basis.  The revenues included and discussed in this Management’s Discussion and Analysis exclude the “other revenues and expenses from managed and affiliated properties”.

	TOTAL REVENUES (in thousands)
	NO. OF
	ROOMS	2007	2006	2005

Sonesta Beach Resort Key Biscayne	300	$--	$19,341	$27,395
Royal Sonesta Hotel Boston	400	29,377	26,408	23,986
Royal Sonesta Hotel New Orleans	500	31,888	27,894	32,757
Management and service fees		6,673	3,952	__3,987
Total revenues, excluding other revenues from managed and affiliated properties		$67,938	$77,595	$88,125

    2007 versus 2006:  Total revenues, excluding other revenues from managed and affiliated properties, were $67,938,000 in 2007 compared to $77,595,000 in 2006, a decrease of $9,657,000.  Revenues from Sonesta Beach Resort Key Biscayne, which closed for operations on August 31, 2006 were $19,341,000 in 2006.  The Company contributed the land and improvements to a development partnership, in which it is a 50% owner, with the intent to redevelop the site.  Revenues at Royal Sonesta Hotel Boston increased from $26,408,000 in 2006 to $29,377,000 in 2007, an increase of $2,969,000, and Royal Sonesta Hotel New Orleans increased revenues from $27,894,000 in 2006 to $31,888,000 in 2007, an increase of $3,994,000.  Demand in Boston was strong in 2007 compared to 2006, and Royal Sonesta Hotel New Orleans continued to recover from the after-effects of Hurricane Katrina.  Revenues from management activities increased from $3,952,000 in 2006 to $6,673,000 in 2007, an increase of $2,721,000.  This increase was primarily due to higher fee income from the Company’s managed hotels in Coconut Grove and Sunny Isles, Florida, and from the Company’s managed operations in Egypt.  A more detailed analysis of the revenues by hotel, and of our management income, follows.

Revenues at Sonesta Beach Resort Key Biscayne, which closed for operations on August 31, 2006, were $19,341,000 during the 2006 period.  In April 2005, the Company contributed the land and improvements of the Key Biscayne Resort to a development partnership in which it is a 50% limited partner, with the objective to redevelop the hotel’s site.  Additional information regarding this transaction is provided in Note 3 – Investment in Development Partnership.

Royal Sonesta Hotel Boston reported revenues during 2007 of $29,377,000 compared to $26,408,000 in 2006, representing an increase of $2,969,000, or 11%.  This increase was primarily due to an increase in room revenues of $2,573,000.  Room revenues per available room (“REVPAR”) increased by 15% in 2007 compared to 2006, due to both an increase in occupancy levels as well as average room rates achieved.  Increases in room revenue were primarily from the transient market segment, resulting from continued strong demand in the Boston hotel market.  The hotel’s room nights sold to groups and conventions business declined slightly in 2007, which accounts for the modest increase in revenues from other sources, including food and beverage.

Revenues at Royal Sonesta Hotel New Orleans during 2007 were $31,888,000 compared to $27,894,000 in 2006, which represented an increase of $3,994,000, or 14%.  Of the increase in revenues, approximately $1,724,000 was due to increased room revenues, resulting from a 9% increase in REVPAR.  Occupancies in 2007 improved, but increases in average room rates achieved were modest, as many hotels compete for limited business in the post-Katrina era.  The remaining increase in revenues of $2,270,000 was primarily from additional food and beverage revenues.  During 2006, especially in the first half, the Hotel received very little group and convention business in the aftermath of Hurricane Katrina, which struck New Orleans in August 2005.  In 2007, the Hotel was able to capture much more group business which provides the Hotel with much higher food and beverage revenues, including banqueting business.

Revenues from management activities increased from $3,952,000 in 2006 to $6,673,000 in 2007, an increase of $2,721,000.  Management income in 2007 from Sonesta Bayfront Hotel Coconut Grove increased by $797,000 and income from Trump International Sonesta Beach Resort Sunny Isles increased by $974,000 compared to last year.  Net operating income of both the Coconut Grove and Sunny Isles hotels improved substantially in 2007 compared to 2006.  The Company’s fees from these properties depend on profits achieved.  Income from the Company’s managed operations in Egypt increased by $641,000 in 2007 compared to 2006, which represented a 38% increase.  Business in Egypt improved substantially in 2007, both in the resort and city hotels.

    2006 versus 2005:  Total revenues, excluding other revenues from managed and affiliated properties, were $77,595,000 in 2006 compared to $88,125,000 in 2005, a decrease of $10,530,000.  Revenues from Sonesta Beach Resort Key Biscayne, which closed on August 31, 2006, decreased by $8,054,000 in 2006 compared to 2005.  In April 2005 the Company transferred the hotel’s land and improvements into a partnership, in which it is a 50% partner, with the intent to redevelop the site.  Revenues from Royal Sonesta Hotel New Orleans decreased by $4,863,000 in 2006 compared to 2005 as a result of the impact on business of Hurricane Katrina, which struck New Orleans in August 2005.  Revenues of Royal Sonesta Hotel Boston increased by $2,422,000 in 2006 to a total of $26,408,000.  A more detailed analysis of the revenues by hotel, and of our management income, follows.

Revenues at Sonesta Beach Resort Key Biscayne decreased by $8,054,000 in 2006 compared to 2005.  The Key Biscayne Resort closed for business on August 31, 2006, as previously planned.  A new partnership, in which the Company is a 50% partner, intends to redevelop the hotel site (see Note 3 – Investment in Development Partnership).  Of the decrease in revenues of $8,054,000, $6,775,000 was due to the fact that the hotel was not operating after August 31, 2006.  During the eight month period ending August 31, 2006, the hotel’s total revenues were $1,219,000 lower than in the same eight month period in 2005.  Room revenues achieved during this period were virtually the same as in the same period in 2005, but revenues from food and beverage and other sources decreased, mainly due to the loss of banquet business.

Royal Sonesta Hotel Boston recorded 2006 revenues of $26,408,000, compared to $23,986,000 in 2005, representing an increase of $2,422,000, or 10%.  Increased room revenues accounted for $1,834,000 of the total revenue increase.  Room revenue per available room (“REVPAR”) increased by 12% in 2006 compared to 2005.  Occupancy remained virtually the same, but the hotel managed to increase its average room rate substantially.  Revenues from other sources increased by $588,000, primarily because of increased food and beverage revenues.  Hotels in Boston, in general, experienced increased business levels in 2006 compared to 2005.

Business in New Orleans, following Hurricane Katrina, continued to be soft in 2006, primarily from the decrease in group and convention business.  Revenues at Royal Sonesta Hotel New Orleans in 2006 were $27,894,000, compared to $32,757,000 in 2005, a decrease of $4,863,000.  Since the hotel suffered only minor damage from Katrina in August 2005, it managed to capture a substantial amount of rooms business from government sources related to the relief efforts during the period September 2005 through March 2006.  However, starting in April 2006, the hotel’s occupancy and average rate declined substantially compared to the year before, primarily because of the lack of city-wide convention business and group business for the hotel.  Of the revenue decrease of $4,863,000, $4,483,000 was due to decreased room revenues.  The hotel’s REVPAR decreased by 23% in 2006 compared to 2005, due to a sharp decline in occupancy and a reduction in average room rate.  The biggest decline was in group and convention business, which lowered the 2006 occupancy, and also put pressure on average rates for transient business.

Revenues from management activities decreased slightly from $3,987,000 in 2005 to $3,952,000 in 2006.  Decreased fee income from Chateau Sonesta Hotel New Orleans, which also suffered from the after-effects of Hurricane Katrina, and lower fee income from the Company’s managed hotels in Egypt, were partially offset by increased fee income from Sonesta Bayfront Hotel Coconut Grove, increased fee income from the Company’s licensed hotels in St. Maarten and Brazil, and by increased income from Corporate services, including training and purchasing.

Operating Income

	OPERATING INCOME/(LOSS) (in thousands)
	2007	2006	2005

Sonesta Beach Resort Key Biscayne	$--	$(1,073)	$(125)
Royal Sonesta Hotel Boston	4,926	2,416	1,380
Royal Sonesta Hotel New Orleans	885	450	1,349
Operating income from hotels after management and service fees	5,811	1,793	2,604
Management activities and other income	(3,583)	(5,622)	(4,509)
Operating income (loss)	$2,228	$(3,829)	$(1,905)

    2007 versus 2006:  The Company recorded operating income in 2007 of $2,228,000, compared to an operating loss of $3,829,000 in 2006, representing an improvement of $6,057,000.  Sonesta Beach Resort Key Biscayne, which closed for operations on August 31, 2006, reported an operating loss of $1,073,000 in the eight-month period it operated in 2006.  Royal Sonesta Hotel Boston improved its operating income from $2,416,000 in 2006 to $4,926,000 in 2007 as a result of strong revenue growth and tight expense controls.  Operating losses from management activities decreased by $2,039,000 to $3,583,000 in 2007.  A more detailed discussion of the changes in operating income by location follows.

Sonesta Beach Resort Key Biscayne, which closed on August 31, 2006 (see Note 3 – Investment in Development Partnership), recorded an operating loss of $1,073,000 during 2006.  The 2006 operating loss was primarily from additional depreciation charges totaling $2.5 million in 2006, from the revision of useful lives of certain furniture and equipment, which became obsolete following the closure of the hotel in August

2006.  During the period the hotel was operating in 2006, it reported a substantial operating cash flow.  The operating loss of $1,073,000 was primarily a result of depreciation expense of $4,038,000, and, in addition, the hotel had minimal capital expenditures due to the anticipated closing.  Since the hotel’s debt was repaid in April 2005 no interest expense was incurred during 2006.

Royal Sonesta Hotel Boston increased operating income from $2,416,000 in 2006 to $4,926,000 in 2007, an increase of $2,510,000.  Revenues increased by $2,969,000 due to strong demand in the Boston hotel market, and overall expenses only increased by $459,000, representing a 2% increase, due to strict expense controls.  Increased costs and operating expenses and depreciation expense were partially offset by lower maintenance costs, and a decrease in human resources expense, since the 2006 expenses included the cost of recruiting and relocating a new General Manager for the Hotel.  In addition, employee benefit costs decreased following the freeze of the Company’s pension plan effective December 31, 2006.

Royal Sonesta Hotel New Orleans reported an increase in operating income of $435,000, improving operating income to $885,000 in 2007 compared to 2006.  Revenues in 2007 increased by $3,994,000, and expenses increased by $3,559,000.  The increase in expenses was primarily due to increased costs and operating expenses, including payroll expense.  The 2007 revenue growth was primarily from increased food and beverage revenues, which has a much lower profit margin compared to rooms income.  In addition, the Hotel’s staffing levels during 2006, especially during the first quarter, were much lower than in 2007, since many of its employees were unable to return to New Orleans in the aftermath of Hurricane Katrina.  The Hotel also experienced increased payroll costs in 2007 due to the continuing labor shortages in New Orleans.  Lower employee benefit costs due to the freeze of the Company’s Pension Plan partially offset the increase in payroll costs.  The Hotel increased its sales and marketing expenditures in 2007 compared to 2006 in an effort to generate additional business.

The Company’s loss from management activities decreased from $5,622,000 in 2006 to $3,583,000 in 2007.  The Company’s loss from management activities is computed after giving effect to management and marketing fees from owned and leased hotels.  Revenues from management increased by $2,722,000 compared to last year, primarily due to increased management income from Sonesta Bayfront Hotel Coconut Grove and Trump International Sonesta Beach Resort Sunny Isles, and additional income from the Company’s managed operations in Egypt.  Expenses related to these activities increased by $683,000 in 2007 compared to 2006.  Decreases in corporate sales and marketing expenditures, due to a restructuring of the Company’s regional sales offices, and lower employee benefit costs due to the freeze of the Company’s Pension Plan, were offset by increased administrative and general expenses and depreciation expense.  Administrative and general expenses included costs related to the retirement of a long-term company executive.  This expense of $691,000 was based on an employment agreement.  In addition, administrative and general expenses included $265,000 in legal and other costs incurred in connection with a review of the Company’s strategic options to enhance shareholder value.  The Company completed the review in December 2007, and decided to continue operating as an independent entity.  Depreciation expense included an additional expense of $567,000 related to accelerated depreciation of an investment the Company made in Trump International Sonesta Beach Resort.  The Company invested $2,268,000 in the Hotel in 2003, which it was amortizing over the initial ten-year term of the management contract.  Since the Company decided to exercise an early termination option (see Note 2 – Operations) the Company will relinquish management of this property effective April 1, 2008, and as a result accelerated the depreciation of the remaining investment in the Hotel.

    2006 versus 2005:  The Company recorded an operating loss of $3,829,000 in 2006, compared to an operating loss of $1,905,000 in 2005, representing an increased loss of $1,924,000.  Sonesta Beach Resort Key Biscayne, which closed for operations on August 31, 2006 recorded an increase in operating losses of $948,000, primarily due to higher depreciation charges.  Royal Sonesta Hotel New Orleans reported lower operating income as a result of the continuing impact on business of Hurricane Katrina, which struck New Orleans in August 2005.  Royal Sonesta Hotel Boston increased its operating income from $1,380,000 in 2005 to $2,416,000 in 2006.  Losses from management activities increased to $5,622,000 in 2006, from $4,509,000 in 2005.  A detailed discussion of the changes in operating income by location follows.

Sonesta Beach Resort Key Biscayne, which closed on August 31, 2006 (see Note 3 – Investment in Development Partnership), recorded an operating loss of $1,073,000 during 2006 compared to an operating loss of $125,000 in 2005.  Revenues in 2006 were $8,054,000 less than in 2005, due to the closure at the end of August 2006.  Expenses decreased by $7,106,000.  Depreciation expense for the eight-month period ending August 31, 2006 increased by $577,000 compared to the full year’s depreciation expense in 2005, resulting from additional depreciation charges from the revision of the useful lives, starting in the 2005 fourth quarter, of certain furniture, fixtures and equipment that was used in connection with the operation of the hotel.  The additional depreciation charges amounted to $2.5 million in 2006, and $675,000 during the 2005 fourth quarter.  Even though Sonesta Beach Resort Key Biscayne recorded operating losses of $125,000 and $1,073,000 during 2005 and 2006, respectively, the hotel contributed substantially to the Company’s cash flow.  Depreciation expense during 2005 and 2006 totaled $7,364,000, and the hotel had minimal capital expenditures due to the anticipated closing.  In addition, the hotel’s mortgage loan was repaid in April 2005 (see Note 3 – Investment in Development Partnership), so no interest expense was incurred from that time on.

Operating income at Royal Sonesta Hotel Boston increased from $1,380,000 in 2005 to $2,416,000 in 2006, an increase of $1,036,000.  Revenues increased by $2,422,000 in 2006, and expenses rose by $1,386,000.  The expense increase was mainly due to increased costs and operating expenses, which included a substantial increase in energy costs, increased sales and marketing expense, and an increase in human resources expense due to the cost of recruiting and relocating a new General Manager for the Hotel.  Depreciation expense also increased as a result of extensive refurbishments of the hotel’s guestrooms and other facilities during recent years.

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

The Company’s loss from management activities, which is computed after giving effect to management and marketing fees from owned and leased hotels, increased from $4,509,000 in 2005 to $5,622,000 in 2006.  Revenues from management activities decreased by $537,000 ($35,000 from managed hotels and $502,000 from owned hotels, of which $368,000 was due to the closure of Key Biscayne), and expenses increased by $576,000.  The expense increases included $415,000 in additional pension costs related to the decision to freeze the Company’s pension plan at December 31, 2006 (see Note 8 – Pension and Benefit Plans) and $351,000 in severance expenses related to a restructuring of the Company’s regional sales offices.

Other Income and Deductions

Interest expense remained virtually the same in 2007 compared to 2006, but decreased by $940,000 in 2006 compared to 2005.  The decrease in 2006 was due to the repayment of the mortgage loan on Sonesta Beach Resort Key Biscayne, and the reduction of the principal balance of the mortgage loan on Royal Sonesta Hotel Boston in April 2005 in connection with a transaction to redevelop the Key Biscayne hotel site (see Note 3 – Investment in Development Partnership).

Interest income increased from $1,129,000 in 2005 to $1,584,000 in 2006, and to $1,720,000 in 2007.  This was primarily due to an increase in short-term investment income on the Company’s cash balances.  In April 2005, the Company received net cash of approximately $24.4 million following the transfer of the land and improvements of Sonesta Beach Resort Key Biscayne to a partnership in which the Company is a 50% limited partner (see Note 3 – Investment in Development Partnership).

The gain on sale of assets of $214,000 in 2007 was primarily from the sale of art.  The 2005 gain on sale of assets included a $3,950,000 gain on the sale of land the Company had owned since 1995 in Costa Rica.  The site was intended for a new resort to be operated by the Company, but the development never materialized.

Federal, State and Foreign Income Taxes

In 2007, the Company recorded a net tax benefit of $151,000, even though pre-tax income equaled $1,186,000.  The Company was able to take substantial credits for foreign taxes paid in 2007, and foreign taxes paid in previous years, which it had been carrying forward.  In addition, the Company benefited from current year general business credits, including work opportunity tax credits related to Hurricane Katrina.

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

The Company recorded a net tax benefit of $5,355,000 during 2005, despite its pre-tax loss of $687,000, primarily as a result of the following:

•
During 2003 and 2004, the Company recorded valuation allowances totaling $3,862,000 against the federal income tax benefits on its pre-tax losses of approximately $10.6 million incurred during these two years, since it was uncertain if the Company could realize a future benefit for these losses.  In addition, valuation allowances of $296,000 were recorded against Florida state tax loss carry forwards, for the same reason.  In April 2005, the Company completed a transaction involving the transfer of the land and improvements of Sonesta Beach Resort Key Biscayne (see Note 3 – Investment in Development Partnership).  This transaction resulted in significant taxable income, and the Company therefore reversed in 2005 the valuation allowances previously recorded, since it received a benefit in 2005 for the prior years’ losses.

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

Liquidity and Capital Resources

The Company had cash and cash equivalents of approximately $32.6 million at December 31, 2007.

In January 2008 the Company declared a special dividend of $1 per share, which was paid February 12, 2008 ($3,698,000).

The Company contributed $1,722,000, $2,440,000 and $2,188,000 to its Pension Plan in 2007, 2006 and 2005, respectively.

In October 2007, the Company agreed to terminate its management agreement for Chateau Sonesta Hotel New Orleans.  In connection with the termination, the Company received $1,500,000, which included the repayment of advances the Company made to the Hotel’s owner following Hurricane Katrina (see Note 4 – Long-Term Receivables and Advances), and interest thereon.  The Company also received a note for $1.6 million, which accrues interest at 8%.  The note, which is unsecured, represents a settlement for amounts owed for deferred management fees and a bonus incentive fee which were not previously recorded, as collectability was uncertain, as well as interest on the aforementioned fees and unpaid interest on the advances.  Since payments on the note prior to maturity, in September 2010, are dependent on future cash flow of the hotel, the Company has fully provided against this note receivable.  The Company will recognize loan payments as income when cash payments are received.  The Company entered into a license agreement for the use of its name with the owner of the hotel, for which it receives fees based on room revenues.

The Company operates Trump International Sonesta Beach Resort Sunny Isles, in Florida, under a management agreement.  The hotel opened in April 2003.   The Company has a one-time right to cancel the management agreement, effective five years after the opening date, upon 6 months notice, and receive repayment of advances it was obligated to make for net operating losses and certain minimum returns due to the hotel’s owner.  On October 24, 2007, the Company notified the owner of its decision to terminate the management agreement, which termination will be effective April 1, 2008.  The amount due upon termination is $7,031,000, which includes cash advances recorded on the Company’s balance sheet at December 31, 2007 of $1,135,000 (see Note 4).  The remaining amount of $5,896,000 relates to fees due to the Company which were not previously recorded since the hotel’s profits were insufficient to pay them, and the collectability was uncertain.  The Company will recognize this fee income when it is collected.  The Company made a non-refundable $2,268,000 investment in the hotel for furniture, fixtures and equipment, which was being amortized over the initial 10-year term of the management agreement.  Starting in the fourth quarter of 2007 the Company accelerated the amortization of this investment which resulted in an additional expense of $567,000, leaving a balance of $624,000 at December 31, 2007, which will be expensed during the 2008 first quarter.  The hotel’s owner has disputed the amount of the termination payment, but has paid the entire amount into escrow, as required by the agreements.  The dispute most likely will be resolved by arbitration, unless the parties can otherwise agree to settle this matter.

The Company operates the Sonesta Bayfront Hotel Coconut Grove, in Miami, which is a condominium hotel that opened in April 2002.  Under its agreements, the Company is committed to fund net operating losses, and to provide the hotel’s owner with a minimum annual return of $500,000, adjusted annually by increases in the Consumer Price Index, starting January 1, 2004.  Starting in 2005, the management agreement can be terminated by the hotel’s owner if the Company fails to cure shortfalls against a minimum target return of $1,000,000, adjusted annually by increases in the CPI.  From April 2002 through December 2005, the Company contributed and expensed $2,067,000 for operating losses, shortfalls against the minimum owners return for 2004, and shortfalls against the minimum target return for 2005.  The hotel’s 2007 and 2006 net operating profits were sufficient to cover the owner’s target returns and to earn fees from the hotel of $947,000 and $150,000 in 2007 and 2006, respectively.

Brewster Wholesale Corporation, a wholly owned subsidiary of the Company, provides purchasing services to the Company’s hotels and third party clients.  In 2007, Brewster contracted to provide purchasing services for two major refurbishment projects for a third-party client.  Deposits received against orders placed on behalf of this client of approximately $1,700,000 are included in Restricted Cash and Advance Deposits on the Company’s balance sheet at December 31, 2007.

The Company operates Sonesta Beach Resort Sharm El Sheikh (“Sharm Beach”) and Sonesta Club Sharm El Sheikh (“Sharm Club”), both in Egypt, under management agreements for the same owner.  The Sharm Club agreement would have expired in December 2009, but in January 2008 the Company and the hotel’s owner agreed to extend the expiration date through December 2024, to coincide with the term of the Sharm Beach management agreement.  In return for this extension, the Company agreed to pay $500,000 to the owner, which payment will reduce outstanding receivables for fees and expenses due from Sharm Club.  In addition, the Company agreed to convert receivables from both hotels totaling approximately $1.6 million into loans, payable over 5 years starting in January 2008.

In April 2005 the Company agreed to transfer the land and improvements of Sonesta Beach Resort Key Biscayne to a development partnership, in which it is a 50% limited partner.  Complete details on this transaction are included in Note 3 – Investment in Development Partnership.  The Company continued to operate the hotel from April 2005 through August 2006.  During this time, all income and expenses of the hotel were reflected in its statement of operations.  Based on the partnership agreement, the Company started receiving monthly payments of $125,000 from the development partnership following the hotel’s closure in August 2006.

In September 2005 the Company sold land it owned in Costa Rica for $4.5 million, and reported a $3,950,000 pre-tax gain after deducting the $450,000 book value of the land and related expenses.

In June 2005 the Company paid a special dividend of $1.00 per share for a total amount of $3,698,000.

Company management believes that its present cash balances will be more than adequate to meet its cash requirements for 2008 and for the foreseeable future.

	YEAR
	2008	2009	2010	2011	2012	Thereafter	Total

Long-Term Debt Obligations	$1,059	$1,163	$31,839	$--	$--	$--	$34,061
Operating Leases	661	558	560	562	234	57	2,632
Total	$1,720	$1,721	$32,399	$562	$234	$57	$36,693

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

•
Revenue recognition – a substantial portion of our revenues result from the operations of our owned and leased hotels.  These revenues are recognized at the time that lodging and other hotel services are provided to our guests.   Certain revenues, principally those relating to groups using lodging and banquet facilities, are billed directly to the customers.   These revenues are subject to credit risk, which the Company manages by establishing allowances for uncollectible accounts.   If management establishes allowances for uncollectible accounts that are insufficient, it will overstate income, and this will result in increases in allowances for uncollectible accounts in future periods.

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

The Company records the reimbursement of certain expenses incurred on behalf of managed and affiliated properties, and the costs incurred on behalf of owners of managed properties on a “gross” basis in revenues and costs.  These costs relate primarily to payroll and benefit costs of managed properties in which the Company is the employer.

•
Impairment of long lived assets – the Company monitors the carrying value of its owned properties and its investment in development property from the perspective of accounting rules relating to impairment.  A requirement to assess impairment would be triggered by so called “impairment indicators”.  For us, these might include low rates of occupancy, operating costs in excess of revenues, or maturing mortgages for which there were no suitable refinancing options.  Impairment also needs to be considered with respect to costs incurred for new hotel investments or development opportunities that are under study.  The Company monitors these costs on a quarterly basis and if a pending project is no longer considered to be viable, the cost is charged against income.  If the Company estimates incorrectly or misjudges the impairment indicators, it may result in the Company failing to record an impairment charge, or recording a charge which may be inaccurate.

•
Pension Benefits – the Company maintains a defined benefit plan for eligible employees, which was frozen effective December 31, 2006.    Costs and liabilities are developed from actuarial valuations.  In these valuations are assumptions relating to discount rates, expected return on assets and employee turnover.  Differences between assumed amounts and actual performance will impact reported amounts for the Company’s pension expense, as well as the liability for future pension benefits.

•
Sonesta Bayfront Hotel Coconut Grove – the Company operates a condominium hotel under a management agreement, under which it is committed to fund net operating losses, and provide the owner with minimum annual returns of $500,000, adjusted annually by increases in the Consumer Price Index, beginning as of January 1, 2004.  In addition, the management agreement may be subject to termination if the Company elects not to cure shortfalls against a minimum target return of $1,000,000, adjusted annually by increases in the Consumer Price Index, starting January 1, 2005.  Under its agreements, the Company is entitled to management and marketing fees based on revenues, and incentive fees based on profits.  In case the aforementioned annual minimum returns and minimum target returns are not met, the Company’s policy is to eliminate management and marketing fees from its revenues.  If the amount of the shortfall exceeds the fee income, the Company will book the additional amount as an administrative and general expense.

•
Trump International Sonesta Beach Resort – the Company operates a condominium hotel in Sunny Isles Beach, Florida, which opened in April 2003.   Under the management agreement, the Company is entitled to management and marketing fees based on the hotel’s revenues, and incentive fees based on the hotel’s net operating income. The Company is obligated to advance funds for operating losses and to provide a minimum annual return of $800,000 to the hotel’s owner, starting as of November 1, 2004.   From the opening in April 2003 until November 1, 2004, the Company was obligated to advance 50% of any net operating losses.  Amounts advanced under these obligations are subject to repayment, without interest, out of future profits in excess of the aforementioned minimum return.  If the minimum returns are not earned, the Company will eliminate the fee income earned from the property from its revenues.  If the amounts of the shortfalls exceed the total fee income, the Company will reflect such excess amounts either as long-term receivables and advances on its balance sheet, or will record an expense equal to the amount advanced.  The Company has invested in the furniture, fixtures and equipment of the non-guestroom areas of the hotel, an amount of $2,268,000.  This is included in other long-term assets, and was being amortized over the 10-year initial term of the management agreement.  The Company has exercised its right to terminate the management agreement effective April 1, 2008 (see Note 2 – Operations).  As a result of the termination, the Company accelerated the depreciation of the long-term asset.  In addition, the Company is entitled to receive back advances previously made to the hotel.

•
Accounting for 2005 Asset Transfer – in April 2005, the Company completed the transfer of the land and improvements of Sonesta Beach Key Biscayne to a development partnership, of which the Company is a 50% partner.  At that time, the Company received non-refundable proceeds of approximately $60 million, and is entitled to a priority return of an additional $60 million from the sale proceeds of residential condominium units to be constructed on the site.  This transaction is expected to ultimately result in a substantial gain.  Since the Company has a continuing involvement in the ownership of the development, this gain is being deferred.  A comprehensive description of this transaction is included in Note 3 – Investment in Development Partnership.

Quantitative and Qualitative Disclosure of Market Risk

The Company is exposed to market risk from changes in interest rates.  The Company uses fixed rate debt to finance the ownership of Royal Sonesta Boston.  The table that follows summarizes the Company’s fixed rate debt obligations outstanding at December 31, 2007, and presents the fair value of the debt based on current prevailing interest rates for similar financing. This information should be read in conjunction with Note 5 — Borrowing Arrangements.

Short and Long Term Debt (in thousands) maturing in:

	YEAR
	2008	2009	2010	Thereafter	Total	Fair Value
Fixed rate	$1,059	$1,163	$31,839	$--	$34,061	$35,390
Average interest rate	8.6%	8.6%	8.6%

Selected Quarterly Financial Data

Following are selected quarterly financial information for the years ended December 31, 2007 and 2006.

	(in thousands except for per share data)
	2007
	1st	2nd	3rd	4th
Revenues	$15,383	$18,118	$15,599	$18,839
Other revenues from managed and affiliated properties	4,900	4,678	4,537	4,631
Total revenues	20,283	22,796	20,136	23,470
Operating income (loss)	(737)	1,636	809	520
Net income (loss)	(821)	762	442	954
Net income (loss) per share	$(0.22)	$0.21	$0.12	$0.25

	2006
	1st	2nd	3rd	4th
Revenues	$23,938	$22,839	$15,618	$15,200
Other revenues from managed and affiliated properties	4,312	4,324	8,175	4,426
Total revenues	28,250	27,163	23,793	19,626
Operating income (loss)	591	115	(3,104)	(1,431)
Net income (loss)	10	(233)	(2,196)	(1,104)
Net income (loss) per share	$0.00	$(0.06)	$(0.59)	$(0.30)

Fourth Quarter Results

Revenues

	TOTAL REVENUES (in thousands)
	NO. OF
	ROOMS	2007	2006

Royal Sonesta Hotel Boston	400	$8,128	$6,953
Royal Sonesta Hotel New Orleans	500	8,496	7,392
Management and service fees		2,215	855
Total revenues, excluding other revenues from managed and affiliated properties		$18,839	$15,200

Total revenues, excluding other revenues from managed and affiliated properties, during the fourth quarter of 2007 were $18,839,000 compared to $15,200,000 during the fourth quarter of 2006, an increase of $3,639,000.

Royal Sonesta Hotel Boston recorded fourth quarter 2007 revenues of $8,128,000 compared to $6,953,000 during the fourth quarter of 2006, representing a $1,175,000, or 17%, increase.  The Hotel experienced an excellent quarter, benefiting from strong demand from both transient and group market segments.  Room revenues during the fourth quarter increased by $916,000, due to a 21% increase in room revenue per available room (“REVPAR”).  This large increase resulted from both an increase in occupancy as well as average room rates achieved.  Increases in other revenues, primarily food and beverage, totaled $259,000 compared to last year.  This increase resulted from higher banqueting revenues, due to an increase in group and convention business in the fourth quarter of 2007 compared to 2006.

Royal Sonesta Hotel New Orleans reported revenues during the fourth quarter of 2007 of $8,496,000 compared to $7,392,000 in the fourth quarter of 2006, an increase of $1,104,000, or 15%.  The majority of the increase in revenues came from an $863,000 increase in room revenues.  The Hotel reported a REVPAR increase of 19% as it continues to improve its business following Hurricane Katrina.  The REVPAR increase was both from an increase in occupancy as well as average room rates achieved.

Revenues from management activities increased from $855,000 in the 2006 fourth quarter to $2,215,000 in the 2007 fourth quarter.  This was mainly due to increased fee income from the Company’s Egyptian operations ($424,000) as well as higher fee income from Sonesta Bayfront Hotel Coconut Grove and Trump International Sonesta Beach Resort Sunny Isles.  The Company’s fees from the Coconut Grove and Sunny Isles hotels depend on net operating income achieved at these properties.  Both hotels performed much better in 2007 compared to last year.

Operating Income

	OPERATING INCOME (LOSS) (in thousands)
	2007	2006

Royal Sonesta Hotel Boston	$1,766	$1,099
Royal Sonesta Hotel New Orleans	71	(361)
Operating income from hotels after management and service fees	1,837	738
Management activities and other income	(1,317)	(2,169)
Operating income (loss)	$520	$(1,431)

The Company reported operating income of $520,000 during the fourth quarter of 2007, compared to an operating loss of $1,431,000 in the fourth quarter of 2006.

Royal Sonesta Hotel Boston increased its operating income during the fourth quarter from $1,099,000 in 2006 to $1,766,000 in 2007.  Revenues increased by $1,175,000, and overall expenses increased by $508,000, or 9%.  The increase in expenses was primarily from higher costs and operating expenses, due to the higher occupancy levels achieved in the 2007 fourth quarter compared to 2006.

Royal Sonesta Hotel New Orleans improved from a $361,000 operating loss in the fourth quarter of 2006 to operating income of $71,000 in the fourth quarter of 2007.  Revenues increased by $1,104,000, but expenses increased by $672,000.  The expense increase was mainly from increases in costs and operating expenses, sales and marketing costs and repairs and maintenance expense.  Rent expense, which is computed as a percentage of cash flow under the lease under which the Company operates the Hotel, also increased due to the higher operating profits.

Operating loss from management activities, which is computed after giving effect to management and marketing fees from owned and leased hotels, decreased from $2,169,000 during the 2006 fourth quarter to $1,317,000 during the 2007 fourth quarter.  Increased revenues of $1,360,000 were partially offset by increased expenses of $508,000.  Decreased corporate sales and marketing costs due to the restructuring of the company’s regional sales offices, and lower employee benefit costs from freezing the Company’s Pension Plan, were offset by increases in administrative and general expenses and depreciation expense.  Administrative and general expenses included costs related to the retirement of a long-term Company executive which expense was based on an employment agreement ($691,000).  In addition, administrative and general expenses included $265,000 in legal and other costs incurred in connection with a review of the Company’s strategic options to enhance shareholder value.  The Company completed the review in December 2007, and decided to continue operating as an independent entity.  Depreciation expense included an additional expense of $567,000 related to accelerated depreciation of an investment the Company made in Trump International Sonesta Beach Resort Sunny Isles.  The Company invested $2,268,000 in the Hotel in 2003, which it was amortizing over the initial ten-year term of the management contract.  Since the Company decided to exercise an early termination option (see Note 2 – Operations) the Company will relinquish management of this property effective April 1, 2008.  As a result, the Company accelerated the depreciation of the remaining investment in the Hotel.

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

For each of the three years ended December 31, 2007
(in thousands, except for per share data)

	2007	2006	2005
Revenues:
Rooms	$39,121	$45,812	$52,082
Food and beverage	17,113	20,515	23,792
Management, license and service fees	6,635	3,847	3,890
Parking, telephone and other	5,069	7,421	8,361
	67,938	77,595	88,125
Other revenues from managed and affiliated properties	18,747	21,237	14,543
Total revenues	86,685	98,832	102,668

Costs and expenses:
Costs and operating expenses	29,878	37,777	41,022
Advertising and promotion	5,427	7,068	7,567
Administrative and general	13,823	15,085	16,024
Human resources	1,122	1,541	1,658
Maintenance	3,573	4,728	5,574
Rentals	4,168	3,780	7,050
Property taxes	1,672	2,294	2,578
Depreciation and amortization	6,047	9,151	8,557
	65,710	81,424	90,030
Other expenses from managed and affiliated properties	18,747	21,237	14,543
Total costs and expenses	84,457	102,661	104,573

Operating income (loss)	2,228	(3,829)	(1,905)

Other income (deductions):
Interest expense	(3,012)	(3,025)	(3,965)
Interest income	1,720	1,584	1,129
Foreign exchange profit (loss)	36	35	(28)
Gain on sales of assets	214	14	4,082
	(1,042)	(1,392)	1,218
Income (loss) before income taxes	1,186	(5,221)	(687)
Income tax benefit	(151)	(1,698)	(5,355)
Net income (loss)	$1,337	$(3,523)	$4,668

Basic and diluted income (loss) per share	$0.36	$(0.95)	$1.26

Dividends per share	$0.20	$0.20	$1.10
Weighted average number of shares outstanding	3,698	3,698	3,698

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED BALANCE SHEETS

December 31, 2007 and 2006
(in thousands, except for per share data)

	2007	2006
ASSETS
Current assets:
Cash and cash equivalents	$32,620	$24,888
Restricted cash	1,700	--
Accounts and notes receivable:
Trade, less allowance of $66 ($87 in 2006) for doubtful accounts	7,676	6,928
Other, including current portion of long-term receivables andadvances	1,151	1,551
Total accounts and notes receivable	8,827	8,479
Inventories	607	532
Refundable income taxes	--	89
Current deferred tax assets	578	353
Prepaid expenses and other current assets	1,915	1,275
Total current assets	46,247	35,616

Long-term receivables and advances	3,776	6,879

Deferred tax assets	7,242	7,873

Investment in development partnership (see Note 3)	33,791	35,291

Property and equipment, at cost:
Land and land improvements	2,102	2,102
Buildings	26,190	25,984
Furniture and equipment	31,413	30,730
Leasehold improvements	8,450	8,076
Projects in progress	246	560
	68,401	67,452
Less accumulated depreciation and amortization	31,098	29,052
Net property and equipment	37,303	38,400

Other long-term assets	1,232	2,369
	$129,591	$126,428

See accompanying notes to consolidated financial statements.

	2007	2006
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$1,059	$--
Accounts payable	4,494	3,782
Advance deposits	2,936	829
Accrued income taxes	306	449
Accrued liabilities:
Salaries and wages	2,000	1,053
Rentals	3,575	3,127
Interest	252	252
Pension and other employee benefits	2,341	262
Other	839	1,320
	9,007	6,014
Total current liabilities	17,802	11,074

Long-term debt	33,002	34,061

Deferred gain (see Note 3)	64,481	64,481

Pension liability, non-current	4,553	9,228

Other non-current liabilities	1,206	213

Commitments and contingencies (see Note 7)

Stockholders’ equity:
Common stock:
Class A, $.80 par value
Authorized--10,000 shares
Issued – 6,102 shares at stated value	4,882	4,882
Retained earnings	15,068	14,773
Treasury shares – 2,404, at cost	(12,053)	(12,053)
Accumulated other comprehensive income (loss)	650	(231)
Total stockholders’ equity	8,547	7,371
	$129,591	$126,428

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For each of the three years ended December 31, 2007
(in thousands, except for per share data)

Common Shares Outstanding		Class A Common Stock	Treasury Shares at Cost	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity

3,698	Balance January 1, 2005	$4,882	$(12,053)	$18,435	$--	$11,264
--	Cash dividends on common stock ($1.10 per share)	--	--	(4,067)	--	(4,067)
--	Net income	--	--	4,668	--	4,668
3,698	Balance December 31, 2005	4,882	(12,053)	19,036	--	11,865
--	Cash dividends on common stock ($0.20 per share)	--	--	(740)	--	(740)
--	Net loss	--	--	(3,523)	--	(3,523)
--	Pension Plan, actuarial loss recognized	--	--	--	(231)	(231)
3,698	Balance December 31, 2006	4,882	(12,053)	14,773	(231)	7,371
--	Cash dividends on common stock ($0.20 per share)	--	--	(740)	--	(740)
--	Net income	--	--	1,337	--	1,337
--	Cumulative effect of change in accounting for sabbatical leaves	--	--	(302)	--	(302)
--	Pension Plan, actuarial gain recognized	--	--	--	881	881
3,698	Balance December 31, 2007	$4,882	$(12,053)	$15,068	$650	$8,547

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

For each of the three years ended December 31, 2007
(in thousands)

	2007	2006	2005

Net income (loss)	$1,337	$(3,523)	$4,668

Other comprehensive income (loss), net of tax:
Pension Plan, actuarial income (loss) recognized	881	(231)	--

Comprehensive income (loss)	$2,218	$(3,754)	$4,668

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW

For each of the three years ended December 31, 2007
(in thousands)

	2007	2006	2005
Cash provided (used) by operating activities
Net income (loss)	$1,337	$(3,523)	$4,668
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities
Depreciation and amortization of property and equipment	6,047	9,151	8,557
Other amortization	41	41	54
Deferred federal and state income tax provision (benefit)	109	(1,575)	(11,664)
Gain on sales of assets	(214)	(14)	(4,082)
Deferred interest income	--	--	(326)

Changes in assets and liabilities
Restricted cash	(1,700)	267	660
Accounts and notes receivable	(412)	1,688	(2,163)
Inventories	(75)	625	59
Prepaid expenses and other	51	650	583
Accounts payable	712	(1,153)	928
Advance deposits	2,107	(1,297)	(735)
Income taxes	(446)	(57)	(423)
Accrued liabilities	(112)	(1,376)	187
Cash provided (used) by operating activities	7,445	3,427	(3,697)

Cash provided (used) by investing activities
Proceeds from sales of assets	324	739	4,966
Proceeds from finance obligation	--	--	59,978
Payments received from development partnership	1,500	500	--
Expenditures for property and equipment	(4,267)	(6,283)	(4,797)
New loans and advances	--	(1,670)	(1,879)
Payments received on long-term receivables and advances	3,470	3,974	1,657
Cash provided (used) by investing activities	1,027	(2,740)	59,925

Cash used by financing activities
Repayments of long-term debt	--	--	(35,539)
Cash dividends paid	(740)	(740)	(3,698)
Cash used by financing activities	(740)	(740)	(39,237)
Net increase (decrease) in cash and cash equivalents	7,732	(53)	16,991
Cash and cash equivalents at beginning of year	24,888	24,941	7,950
Cash and cash equivalents at end of year	$32,620	$24,888	$24,941

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation and Significant Accounting Policies

Basis of Presentation:
    Sonesta International Hotels Corporation (the Company) is engaged in the operation of hotels in Boston, Massachusetts; New Orleans, Louisiana; and Key Biscayne, Florida (until August 2006).  The Company also operates, under management agreements, hotels in Coconut Grove and Sunny Isles, Florida; New Orleans, Louisiana; and in Cairo, Sharm El Sheikh, Luxor, Taba, Hurghada and Port Said, Egypt.  The Company also manages five Nile River cruise ships in Egypt.  Sonesta has granted licenses, for which it receives fees, for the use of its name for a hotel in New Orleans, Louisiana (which it managed until November 2007), and for hotels in St. Maarten, Peru and Brazil.

    In April 2005, the Company transferred the land and improvements of Sonesta Beach Resort Key Biscayne to a development partnership, in which the Company is a 50% owner (see Note 3 – Investment in Development Partnership).  The new partnership intends to redevelop the hotel’s site.  The hotel closed for operations on August 31, 2006.  Since the Company has a continuing interest in the development partnership, the historical results of Sonesta Beach Resort Key Biscayne are not accounted for as a discontinued operation.

Principles of Consolidation:
    The consolidated financial statements include the results of operations of wholly-owned and leased properties, and fee income and certain revenues and costs from reimbursable expenses incurred at managed and affiliated properties.  All significant intercompany balances and transactions have been eliminated.  The Company has identified certain of its management agreements as variable interest entities in accordance with Financial Accounting Standards Board Interpretation No. 46(R), “Consolidation of Variable Interest Entities”.  However, the Company does not believe it bears the majority of the risk of loss from the variable interest entity’s activities, nor is it entitled to receive the majority of the variable interest entity’s residual returns.  As a result, these entities are not consolidated in the Company’s financial statements.

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

•
Owned and leased hotels – The majority of the Company’s income is derived from  its owned and leased hotels from the rental of rooms, food and beverage sales as well as charges for parking, telephone and other incidental charges.  These revenues are recognized when rooms are occupied and services have been rendered.

•
Management, license and service fees – Represents fee income from hotels operated under management agreements, and license fees from hotels to which the Company has licensed the use of the “Sonesta” name.  Management fees include base fees and marketing fees, which are generally based on a percentage of gross revenues, and incentive fees, which are generally based on the hotels’ profitability.  These fees are typically based on revenues and income achieved during each calendar year.  Incentive fees, and management and marketing fees of which the receipt is based on annual profits achieved, are recognized throughout the year on a quarterly basis based on profits achieved during the interim periods when our agreements provide for quarterly payments during the calendar years they are earned, and when such fees would be due if the management agreements were terminated.  As a result, during quarterly periods, fee income may not be indicative of eventual income recognized at the end of each calendar year due to changes in business conditions and profitability.  License fees are earned based on a percentage of room revenues of the hotels.  Revenues and expenses of hotels operated under management agreements are excluded from the Company’s consolidated statements of operations, except for certain costs described below.

    In accordance with the Emerging Issues Task Force, Issue no. 01-14, “Income Statement Characterization of Reimbursements received for ‘Out of Pocket” expenses Incurred’, the reimbursements of certain expenses incurred on behalf of managed and affiliated properties, and the costs incurred on behalf of owners of managed properties are recorded on a “gross” basis in revenues and costs.  These costs relate primarily to payroll and related costs of managed properties in which the Company is the employer.  The revenue for these costs is included in Other revenue from managed and affiliated properties and the offsetting expense is included in Other expenses from managed and affiliated properties.

Advertising:
    The cost of advertising is generally expensed as incurred.

Property and Equipment:
    Property and equipment are stated at cost.  Depreciation and amortization of items of property and equipment are computed generally on the straight-line method based on the following estimated useful lives:

Buildings and building improvements:
Owned properties	10 to 40 years

Furniture and Equipment:
Located in owned properties	5 to 10 years
Located in leased properties	5 to 10 years or remaining lease terms

Leasehold improvements:	Remaining lease terms

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of:
    The carrying values of long-lived assets, which include property and equipment, an investment in a development partnership and intangibles, are evaluated periodically for impairment when impairment indicators are present.  Future undiscounted cash flows of the underlying assets are compared to the assets’ carrying values.  Adjustments to fair value are made if the sum of expected future undiscounted cash flows are less than book value.  To date, no adjustments for impairment have been made.

Income Taxes:
    We provide for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”.  The Company and its United States subsidiaries file a consolidated federal income tax return.  Federal and foreign income taxes are provided on earnings of foreign subsidiaries.

Fair Value of Financial Instruments:
    The Company's financial instruments consist of cash and cash equivalents, accounts and notes receivable, accounts payable and long-term debt.  With the exception of its long-term debt, the Company believes that the carrying value of its financial instruments approximates their fair values.  The book balance at December 31, 2007 of the Company’s long-term debt, which carries an interest rate of 8.6%, is $34,061,000.    The Company estimates the fair value of this debt at approximately $35,390,000, based on current prevailing interest rates for similar mortgage debt.

Impact of Recently Issued Accounting Standards:
    Effective January 1, 2007, the Company adopted the provisions of EITF Issue No. 06-2, “Accounting for Sabbatical Leaves and other Similar Benefits”.  Under the provisions, the Company accrues a liability for the cost of sabbatical leave benefits for its employees over the period required for the employees to earn the right to the sabbatical leave benefits.  The Company has a policy under which management staff can take a six-week sabbatical leave of which the Company sponsors four weeks.  Eligible employees can take a sabbatical leave for the first time after ten years of service, and every five years thereafter.  At December 31, 2007, the Company recorded a liability on its balance sheet of $477,000 for benefits accrued through this date.  As allowed by the provisions of EITF Issue No. 06-2, the Company charged the cost of accrued benefits accumulated at January 1, 2007, in the amount of $302,000, net of taxes, directly to retained earnings on its balance sheet.

    In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109” (“FIN 48”).  This statement clarifies the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in a company’s financial statements.  FIN 48 prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements.  Effective January 1, 2007, the Company has adopted the provisions of FIN 48.  There was no impact on the Company’s results of operations or financial position as a result of the adoption of FIN 48 (see Note 12 – Income Taxes).

    EITF Issue No. 06-3 “Presentation of Sales Taxes in Income Statements, Gross Versus Net”, was issued in June 2006.  The majority of the Company’s revenues are subject to local sales taxes which are remitted to governmental authorities.  It is the Company’s policy to treat all such taxes on a “net” basis, which means the charges for sales taxes to the Company’s customers are not included in revenues, and the remittance of such taxes is not presented as an expense.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R),” which requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively, “Benefit Plans”) to recognize the funded status of their Benefit Plans in the consolidated balance sheet, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position, and provide additional disclosures. On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158. The effect of adopting SFAS No. 158 on the Company’s financial condition at December 31, 2006 has been included in the accompanying consolidated financial statements. SFAS No. 158 has been applied prospectively and does not impact the Company’s prior year financial statements. SFAS No. 158’s provisions regarding the change in the measurement date of Benefit Plans are not applicable as the Company currently uses a measurement date of December 31 for its pension plan. See Note 8 for further discussion of the effect of adopting SFAS No. 158 on the Company’s consolidated financial statements.

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

    In September 2006, the SEC issued Staff Accounting Bulletin  108 (“SAB 108”), which expresses the Staff’s views regarding the process of quantifying financial statement misstatements.  The bulletin was effective at fiscal year end 2006.  The implementation of this bulletin had no impact on the Company’s results of operations, cash flows or financial position.

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

    Cash paid for interest in 2007, 2006 and 2005 was approximately $2,970,000, $2,983,000 and $3,430,000, respectively.  Cash paid for income taxes in 2007 and 2005 was approximately $238,000 and $6,732,000, respectively.  Net cash refunded for income taxes in 2006 was approximately $66,000.

    In April 2005, the Company transferred the land and improvements of Sonesta Beach Resort, in Key Biscayne, Florida to a new partnership in which the Company is a 50% limited partner (see Note 3 – Investment in Development Partnership).  The Company continued to operate the hotel until August 2006.  Following the closure of the hotel on August 31, 2006, the Company recorded the transfer of assets to the new partnership, which resulted in the following non-cash transaction (in thousands):

Increase in investment in development partnership	$35,791
Decrease in accumulated depreciation	8,428
Transfer of building & improvements	(32,466)
Transfer of land	(7,000)
Increase in deferred gain	(64,481)
Decrease in finance obligation	59,728

2.	Operations

    The Company operates Trump International Sonesta Beach Resort Sunny Isles, in Florida, under a management agreement.  The hotel opened in April 2003.   The Company has a one-time right to cancel the management agreement, effective five years after the opening date, upon 6 months notice, and receive repayment of advances it was obligated to make for net operating losses and certain minimum returns due to the hotel’s owner.  On October 24, 2007, the Company notified the owner of its decision to terminate the management agreement, which termination will be effective April 1, 2008.  The amount due upon termination is $7,031,000, which includes cash advances recorded on the Company’s balance sheet at December 31, 2007 of $1,135,000 (see Note 4).  The remaining amount of $5,896,000 relates to fees due to the Company which were not previously recorded since the hotel’s profits were insufficient to pay them, and the collectability was uncertain.  The Company will recognize this fee income when it is collected.  The Company made a non-refundable $2,268,000 investment in the hotel for furniture, fixtures and equipment, which was being amortized over the initial 10-year term of the management agreement.  Starting in the fourth quarter of 2007 the Company accelerated the amortization of this investment which resulted in an additional expense of $567,000, leaving a balance of $624,000 at December 31, 2007, which will be expensed during the 2008 first quarter.  The hotel’s owner has disputed the amount of the termination payment, but has paid the entire amount into escrow, as required by the agreements.  The dispute most likely will be resolved by arbitration, unless the parties can otherwise agree to settle this matter.

    During 2007, the Company entered into management agreements for resorts in San Carlos, Mexico and Jaco, Costa Rica.  The Costa Rica resort is currently under construction, and is likely to open during the next year.  In 2006, the Company started operations for two additional Nile River cruise ships in Egypt, named the Sonesta St. George I and the Sonesta Star Goddess.  Under the management agreements for these ships, the Company receives fees based on operating profits.  Also in 2006, the Company entered into a new license agreement for the use of its name for a second hotel on the island of St. Maarten.  Sonesta Great Bay Resort & Casino started operating under the Sonesta flag in November 2006.  Sonesta Hotel Brasilia, in Brazil, also started operating under the Sonesta flag, in October 2006.  The Company is entitled to a percentage of room revenues from its licensed hotels.

    In October 2007, the Company agreed to terminate its management agreement for Chateau Sonesta Hotel New Orleans.  In connection with the termination, the Company received $1,500,000, which included the repayment of advances the Company made to the Hotel’s owner following Hurricane Katrina (see Note 4- Long-Term Receivables and Advances), and interest thereon.  The Company also received a note for $1.6 million, which accrues interest at 8%.  The note, which is unsecured, represents a settlement for amounts owed for deferred management fees and a bonus incentive fee which were not previously recorded, as collectability was uncertain, as well as interest on the aforementioned fees and unpaid interest on the advances.  Since payments on the note prior to maturity, in September 2010, are dependent on future cash flow of the hotel, the Company has fully provided against this note receivable.  The Company will recognize loan payments as income when cash payments are received.  The Company entered into a license agreement for the use of its name with the owner of the hotel, for which it receives fees based on room revenues.

    In April 2005, the Company agreed to transfer the land and improvements of Sonesta Beach Resort Key Biscayne to a development partnership, in which it is a 50% limited partner.  Complete details of this transaction, as well as summary financial statements of the development partnership, are provided in Note 3.

    The Company operates the Sonesta Bayfront Hotel Coconut Grove, in Miami, which is a condominium hotel that opened in April 2002.  Under its agreements, the Company is committed to fund net operating losses, and to provide the hotel’s owner with a minimum annual return of $500,000, adjusted annually by increases in the Consumer Price Index, starting January 1, 2004.  Starting in 2005, the management agreement can be terminated by the hotel’s owner if the Company fails to cure shortfalls against a minimum target return of $1,000,000, adjusted annually by increases in the CPI.  From April 2002 through December 2005, the Company contributed and expensed $2,067,000 for operating losses, shortfalls against the minimum owners return for 2004, and shortfalls against the minimum target return for 2005.  The hotel’s 2007 and 2006 net operating profits were sufficient to cover the owner’s target returns and provide the Company with fee income of $947,000 and $150,000 in 2007 and 2006, respectively.

    During 2005 the Company sold land it owned in Costa Rica for $4.5 million, and reported a $3,950,000 pre-tax gain after deducting the $450,000 book value of the land and related expenses.  The Company had owned the land since 1995.  It was originally intended for a new resort, but the development never materialized.

    Gross revenues for hotels operated by the Company under management contracts for third party owners, by geographic area, for each of the three years ended December 31, 2007, are summarized below:

	(in thousands)
	(unaudited)
	2007	2006	2005

United States	$56,708	$51,751	$46,764
Egypt	48,579	37,729	39,077
	$105,287	$89,480	$85,841

Costs and operating expenses for owned and leased hotels for each of the three years ended December 31, 2007 are summarized below:

	(in thousands)
	2007	2006	2005
Direct departmental costs:
Rooms	$10,378	$12,049	$13,331
Food and beverage	13,922	17,590	19,922
Heat, light and power	2,925	3,994	3,395
Other	2,653	4,144	4,374
	$29,878	$37,777	$41,022

    Direct departmental costs include payroll expense and related payroll burden, the cost of food and beverage consumed and other departmental costs.

3.	Investment in Development Partnership

    In April 2005, Sonesta Beach Resort Limited Partnership (“SBRLP”), a wholly owned subsidiary of Sonesta International Hotels Corporation (“Sonesta”), completed the transfer of the land and improvements of Sonesta Beach Resort, in Key Biscayne, Florida to a partnership between SBRLP and affiliates of Fortune International, a Miami-based real estate development and brokerage firm (“Fortune”). SBRLP is a 50% limited partner in the new partnership, and affiliates of Fortune are the general partner and a limited partner, together owning a 50% interest in the partnership.  The purpose of the new partnership is to redevelop the site.

    In connection with the closing in April 2005 of the transfer of the land and improvements to the new development partnership, Sonesta received

$30,011,000 in cash, and, in addition, an existing mortgage of $29,967,000 on the property was paid off by SBR-Fortune.  Sonesta also received a priority equity position in SBR-Fortune of approximately $60 million.  This value will be paid to Sonesta out of the first available net proceeds from the sale of real estate, after repayment of debt.  Thereafter, Fortune will receive its initial $30 million equity contribution, plus any additional equity contributions it was required to make to redevelop the site.  Subsequent to Fortune fully recovering its investment, profits will be split equally.  Sonesta is not required to fund any additional equity beyond the contribution of the land and improvements.  Fortune has sole responsibility for arranging financing and completing construction.

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

    Sonesta Beach Resort Key Biscayne closed for business on August 31, 2006.  Costs related to the closure of $4 million, including severance payments to employees, funding of vacation pay, pension obligations and other costs, were reimbursed by SBR-Fortune, and are included in other revenues and expenses from managed and affiliated properties.  Amounts paid by the Company in excess of the reimbursable $4 million, which amounted to approximately $250,000, were included in costs and operating expenses.

    During the third quarter of 2006, the Company removed the hotel’s assets from its balance sheet, and recorded an investment for its 50% equity ownership in the developing partnership amounting to $35,791,000.  This investment is based on 50% of the estimated fair value of the assets transferred plus 50% of the remaining book value of the assets, reduced by the proceeds received in April 2005.  The investment is accounted for in accordance with the equity method of accounting for investments.  The estimated fair value of the assets was $160 million, based on a valuation of the highest and best use of the land.  The book value of the land and improvements was approximately $31 million at August 31, 2006.  The proceeds received equaled $59,728,000.

    The deferred gain of $64,481,000 recorded on the Company’s consolidated balance sheets during the 2006 third quarter consists of 50% of the estimated market value of the assets contributed to the development partnership, reduced by 50% of the book value of the assets contributed at August 31, 2006.  Due to the continuing involvement of the Company by virtue of its ownership in SBR-Fortune, the gain on the transfer of the assets is deferred.  Additional proceeds received from the development partnership will first reduce the investment account, and future proceeds in excess of the investment account will be added to the deferred gain.

    Due to the Company’s continuing involvement in the development partnership, the historical results of Sonesta Beach Resort Key Biscayne have not been accounted for as a discontinued operation.

    Following the closure of the hotel, the Company is entitled to monthly distributions of $125,000 from SBR-Fortune, which payments reduce the priority equity return the Company is entitled to from the partnership.  Payments received in 2006 and 2007 of $2,000,000 reduced the investment the Company has in the development partnership.

    Initial plans of the partnership provided for the development of a luxury condominium hotel and residences, including meeting and function space, a spa and other resort facilities.  As part of the agreements the Company was to manage the resort when completed.  These plans met with considerable community opposition, and the partnership instead filed for, and received approvals in 2007 for, a 165 unit residential project.  The project is currently in the preconstruction phase, pending resolution of a claim filed by an abutter of the project.

    The development partnership’s balance sheet at December 31, 2007 is as follows (in thousands):

at December 31, 2007

Total assets, primarily land	$150,997
Less debt	(56,972)
Partnership equity	$94,025

    The debt of the partnership is non-recourse to the Company.  The difference between 50% of the net equity of the partnership and the Company’s investment account balance is primarily due to differences in the recorded bases of the land.

    The development partnership has not commenced operations.

4.	Long-Term Receivables and Advances

	(in thousands)
	December 31, 2007	December 31, 2006
Sharm El Sheikh, Egypt (a)	$--	$126
Sonesta Bayfront Hotel Coconut Grove (b)	3,397	4,346
Trump International Sonesta Beach Resort (c)	1,135	1,135
Chateau Sonesta Hotel New Orleans (d)	--	1,895
Other	37	565
Total long-term receivables	4,569	8,067
Less: current portion	793	1,188
Net long-term receivables	$3,776	$6,879

(a)	This loan, in the original amount of $1,000,000, was made in 1996 and 1997 to the owner of the Sonesta Beach Resort, Sharm El Sheikh. The loan was fully repaid in 2007.

(b)
This loan was made to the owner of the Sonesta Bayfront Hotel Coconut Grove, Miami, which opened in April 2002, to fund construction and furniture, fixtures and equipment costs.  The interest rate is equal to the prime rate (7.25% at December 31, 2007), plus 0.75%.  The loan is secured by a mortgage on the hotel property, and is being repaid out of hotel profits that are available for distribution to the owner, and, to the extent the hotel’s earnings are insufficient to pay the owner certain minimum annual returns and minimum annual target returns due under the management agreement, out of shortfalls funded by the Company.  Principal payments totaling $949,000 during 2007 were entirely paid from hotel earnings, in addition to the fees recognized by the Company in 2006 and 2007.

(c)
This amount represents cash advances made to the owner of Trump International Sonesta Beach Resort Sunny Isles for the Company’s share of losses of the resort, which opened on April 1, 2003.  This amount was advanced pursuant to the terms of the management agreement under which the Company operates the hotel.  No interest is charged on this advance.  The repayment of this advance is included in a termination payment which is due to the Company following the termination of its management agreement effective April 1, 2008.  The termination payment is disputed by the hotel's owner (see Note 2 - Operations).

(d)
Following Hurricane Katrina, which struck New Orleans in late August 2005, the Company advanced cash to Chateau Sonesta Hotel New Orleans, which was operated under a management agreement until October 2007.  These advances were repaid in October 2007 (see Note 2 – Operations).

Management continually monitors the collectability of its (long-term) receivables and advances and believes they are fully realizable.

5.	Borrowing Arrangements

Credit Line

    The Company has a $2,000,000 demand line of credit.  This line bears interest at the prime rate (7.25% at December 31, 2007).  Advances under this line require the bank’s approval each time a request is made. No amounts were outstanding under this line of credit at December 31, 2007.

    There were no short-term borrowings during 2007, 2006 and 2005.

Long-Term Debt

    The Company’s long-term debt consists of a first mortgage note held by Charterhouse of Cambridge Trust and Sonesta of Massachusetts, Inc., which are the Company’s subsidiaries that own and operate the Royal Sonesta Hotel Boston.  The principal balance outstanding at December 31, 2007 and 2006 was $34,061,000.  The debt is secured by a first mortgage on the Royal Sonesta Hotel Boston property, which is included in fixed assets at a net book value of $20,956,000 at December 31, 2007.  The interest rate is 8.6% for the term of the loan, and the loan matures in July 2010.  Monthly payments of interest and principal are $332,911 as of January 1, 2008.

    Aggregate principal payments for the years subsequent to December 31, 2007, are as follows:

Year	(in thousands)
2008	$1,059
2009	1,163
2010	31,839

6.	Stockholders’ Equity

Basic Income (Loss) per Share

    As the Company has no dilutive securities, there is no difference between basic and diluted earnings per share.  The following table sets forth the computation of basic income or loss per share (in thousands, except for per share data):
	2007	2006	2005
Numerator:
Net income (loss)	$1,337	$(3,523)	$4,668

Denominator:
Weighted average number of shares outstanding	3,698	3,698	3,698

Net income (loss) per share	$0.36	$(0.95)	$1.26

7.	Commitments and Contingencies

    The Company operates the Sonesta Bayfront Hotel Coconut Grove, Miami, which is a condominium hotel that opened in April 2002.  Under the management agreement for this hotel, the Company is committed to fund operating losses and a minimum annual return to the owner of the hotel.  During 2007, the hotel’s earnings were sufficient to cover the minimum return.  Further information is provided in Note 2 – Operations.

    In December 2007, the Company completed a review of its strategic options, for which it retained Goldman, Sachs & Company in June 2007.  The Company decided to continue operations as an independent entity.  Based on the agreements, Goldman, Sachs & Company will be entitled to a fee should a transaction take place within an eighteen-month period following the completion of the review.

    In January 2008, the Company declared a special dividend of $1 per share, which was paid in February ($3,698,000).

    The Company has guaranteed an equipment lease in the original amount of $1,000,000 on behalf of the Trump International Sonesta Beach Resort Sunny Isles.  The lease is due in monthly installments with final payment due in June 2008.  The Company would be obligated to perform under this guarantee if the hotel failed to pay principal and interest payments to the lender when due.  Including accrued interest, as of December 31, 2007 the maximum potential amount of future (undiscounted) payments under this agreement would be $117,000.  The Company will require the hotel to prepay the balance of the lease in connection with the termination of its management agreement on April 1, 2008 (see Note 2 – Operations).

    Minimum fixed rentals under operating leases, principally on real estate, payable subsequent to December 31, 2007 (exclusive of real estate taxes, insurance and other occupancy costs) are as follows:

(in thousands)
Operating leases
Period
2008	$661
2009	558
2010	560
2011	562
2012	234
Thereafter	57
$2,632

Rentals charged to operations are as follows:

	(in thousands)
	2007	2006	2005
Real Estate:
Fixed rentals	$622	$670	$887
Percentage rentals based on defined operating profits	3,546	3,093	6,144
Other rentals	--	17	19
	$4,168	$3,780	$7,050

    The Company has incentive compensation plans for management under which hotel profit bases, as established annually, must be achieved before any incentive compensation may be earned.  The incentive compensation charged to operations was $1,193,000 in 2007, $458,000 in 2006 and $422,000 in 2005.

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

Pension Plan Changes

    Effective January 1, 2006, the Plan was amended to increase the total number of years of service required for participants to be eligible for full benefits under the Plan from 27 to 35 years.  At the same time, a minimum benefit payable for each year of service was reduced.  Effective December 31, 2006, the Company decided to freeze the Plan.  Current participants in the Plan at December 31, 2006 will continue to be eligible to receive a pension benefit, provided they meet the 5-years of service vesting requirement during their employment with the Company.  However, the amount of all pension benefits due under the Plan will be frozen at the December 31, 2006 level.  Any additional service and/or compensation increases after January 1, 2007 will not increase the participants benefits.  In addition, newly hired employees will not receive benefits under the Plan.

SFAS No. 158

    On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158. SFAS No. 158 requires the Company to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plan in its consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses, which were previously netted against the plan’s funded status in the Company’s consolidated balance sheet pursuant to the provisions of SFAS No. 87. These amounts will be subsequently recognized as net periodic pension cost pursuant to the Company’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income at adoption of SFAS No. 158.

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

    Included in accumulated other comprehensive income at December 31, 2007 are unrecognized actuarial gains of $985,000 ($650,000, net of tax) that have not yet been recognized in net periodic pension cost. The actuarial gain included in accumulated other comprehensive income and expected to be recognized in net periodic pension cost during the year ended December 31, 2008 is $18,000 ($12,000, net of tax).

Obligations and Funded Status

    The following table sets forth the funded status of the Plan at December 31, 2007 and 2006:

	(in thousands)
	2007	2006
Change in benefit obligation
Benefit obligation at beginning of year	$30,597	$37,163
Service cost	--	1,597
Interest cost	1,779	2,097
Actuarial loss	(661)	(338)
Benefits paid	(3,172)	(3,218)
Reduction from Plan freeze	--	(6,704)
Benefit obligation at end of year	28,543	30,597

Change in plan assets
Fair value of plan assets at beginning of year	21,369	20,138
Actual return on plan assets	2,761	2,219
Employer contribution	1,722	2,440
Benefits paid	(3,172)	(3,218)
Administrative expenses	(190)	(210)
Fair value of plan assets at end of year	22,490	21,369

Benefit obligation in excess of Plan assets	6,053	9,228
Unrecognized actuarial gain (loss)	985	(350)
Additional (gain) loss charged to comprehensive income	(985)	350
Accrued pension liability	$6,053	$9,228

    The Company recognized accrued benefit costs of $6,053,000 and $9,228,000 in its statement of financial position at December 31, 2007 and 2006, respectively.

    The following table presents the projected and accumulated benefit obligation compared to plan assets:

	(in thousands)
	December 31,
	2007	2006

Projected benefit obligation	$28,543	$30,597
Accumulated benefit obligation	28,543	30,597
Fair value of plan assets	22,490	21,369

    The components of the Company’s net periodic pension cost for the Plan were as follows:

	(in thousands)
	2007	2006	2005

Service cost	$--	$1,597	$1,866
Interest cost	1,779	2,097	2,012
Expected return on plan assets	(1,843)	(1,792)	(1,740)
Amortization of prior service cost	--	106	90
Amortization of transition asset	--	--	(88)
Recognized actuarial loss	37	647	676
Settlement income	(91)	--	--
Termination costs, Sonesta Key Biscayne	--	1,340	--
Plan freeze loss	--	561	--
Total plan benefit cost (credit)	(118)	4,556	2,816
Amounts charged to hotels operated under management contracts and affiliated properties	--	1,755	358
Net periodic benefit cost (credit)	$(118)	$2,801	$2,458

    The additional expense in 2006 of $1,340,000 related to the closure of Sonesta Beach Resort Key Biscayne on August 31, 2006, and the subsequent termination of the hotel’s employees.  The additional loss of $561,000 in 2006 resulted from the write-off of previously unrecognized prior service costs following the decision by the Company to freeze the Plan at December 31, 2006.

    Weighted-average assumptions used to determine benefit obligations at each of the three years ending December 31 were:

	2007	2006	2005
Discount rate	6.00%	5.75%	5.75%
Rate of compensation increase	3.00%	3.00%	3.00%

    Weighted-average assumptions used to determine net periodic pension costs for each of the three years ended December 31 were:

	2007	2006	2005
Discount rate	5.75%	5.75%	5.75%
Expected return on plan assets	8.50%	8.50%	8.50%
Rate of compensation increase	3.00%	3.00%	3.00%

    The assumed rate of return on plan assets has remained unchanged since 1988.    Management believes 8.50% is a realistic long-term rate of return.   The balanced retirement fund into which plan assets have been invested since 1987 has provided a composite average annual rate of return of 11% since 1987.

Plan Assets

    The Plan’s weighted-average asset allocations at December 31, 2007 and 2006, by asset category, were as follows:

	Plan assets at December 31,
	2007	2006

Cash & money market investments	6%	2%
Government debt securities	23%	17%
Corporate debt securities	2%	4%
Equity securities	69%	77%
	100%	100%

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

Cash Flows

    The Company is not required to make a contribution to its Plan in 2008, however, the Company expects to make a contribution of $1.5 million during 2008.  Accordingly the $1.5 million has been classified as a current liability in the accompanying balance sheet.

    The following table sets forth estimated future benefit payments from the Plan.

(in thousands)
Estimated Pension Benefit Payments

2008	$1,072
2009	1,163
2010	1,175
2011	1,319
2012	1,460
2013 through 2017	10,315
Savings Plan

    The Company has an employee savings plan (the Savings Plan) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code.  Under the Savings Plan, participating U.S. employees may defer a portion of their pre-tax earnings up to the Internal Revenue Service annual contribution limit.  All U.S. employees of the Company are eligible to participate in the Savings Plan.  Participating employees may choose to invest their contributions in each one of twenty-five mutual funds, which include equity funds, balanced funds and a money market fund.  Until December 31, 2006, the Savings Plan did not provide for contributions by the Company.   The Company does bear the costs of administering the Plan, which were $13,000 in each of the years 2007 and 2006, and $20,000 in 2005.

    Effective January 1, 2007, following a freeze of the Pension Plan, the Company started providing matching contributions of up to 4% of earnings to employees who make contributions to their 401(k) savings accounts.  The Company matches the first 3% salary deferral of its employees, and 50% of the next 2%.  The amount contributed by the Company and included in expenses in 2007 totalled $613,000.

9.	Segment Information

    The Company has two reportable segments:  Owned and Leased Hotels, and Management Activities.  The Owned and Leased Hotels segment consists of the operations of the Company’s hotels in Boston, Key Biscayne (until August 31, 2006) and New Orleans. Revenues for this segment are derived mainly from rooms, food and beverage, parking and telephone receipts from hotel guests.  The Management Activities segment includes the operations of hotels and resorts under management agreements, and also includes fees from hotels to which the Company has granted licenses.  Revenues from this segment are derived mainly from management, marketing, license and service fees charged to the third party owners of these properties.  The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.  The segments’ operating income or losses and pretax profit or losses are after giving effect to management, marketing and service fees to the Company’s owned and leased properties.  Segment data for the three years ended December 31, 2007 follows:

Year ended December 31, 2007
	(in thousands)
	Owned & Leased Hotels	Management Activities	Consolidated

Revenues	$61,264	$6,674	$67,938
Other revenues from managed and affiliated properties	--	18,747	18,747
Total revenues	61,264	25,421	86,685
Operating income (loss) before depreciation and amortization expense	10,775	(2,500)	8,275
Depreciation and amortization	(4,964)	(1,083)	(6,047)
Interest income (expense), net	(3,005)	1,713	(1,292)
Other income	--	250	250
Segment pre-tax profit (loss)	2,806	(1,620)	1,186

Segment assets	75,115	54,476	129,591
Segment capital additions	4,082	185	4,267

Year ended December 31, 2006
	(in thousands)
	Owned & Leased Hotels	Management Activities	Consolidated

Revenues	$73,643	$3,952	$77,595
Other revenues from managed and affiliated properties	--	21,237	21,237
Total revenues	73,643	25,189	98,832
Operating income (loss) before depreciation and amortization expense	10,431	(5,109)	5,322
Depreciation and amortization	(8,638)	(513)	(9,151)
Interest income (expense), net	(2,977)	1,536	(1,441)
Other income	--	49	49
Segment pre-tax loss	(1,184)	(4,037)	(5,221)

Segment assets	77,893	48,535	126,428
Segment capital additions	6,057	225	6,282

Year ended December 31, 2005
	(in thousands)
	Owned & Leased Hotels	Management Activities	Consolidated

Revenues	$84,139	$3,986	$88,125
Other revenues from managed and affiliated properties	--	14,543	14,543
Total revenues	84,139	18,529	102,668
Operating income (loss) before depreciation and amortization expense	10,573	(3,921)	6,652
Depreciation and amortization	(7,968)	(589)	(8,557)
Interest income (expense), net	(3,918)	1,082	(2,836)
Other income	1	4,053	4,054
Segment pre-tax profit (loss)	(1,312)	625	(687)

Segment assets	79,954	50,665	130,619
Segment capital additions	4,382	415	4,797

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

    Segment data by geographic area of the Company's revenues (excluding other revenues from managed and affiliated properties), operating income and long-lived assets follows:

	(in thousands)
	Revenues
	2007	2006	2005

United States	$64,891	$75,410	$85,837
Other	3,048	2,185	2,288
Consolidated	$67,939	$77,595	$88,125

	Operating income (loss)
	2007	2006	2005

United States	$(309)	$(5,336)	$(3,620)
Other	2,537	1,507	1,715
Consolidated	$2,228	$(3,829)	$(1,905)

	Long-lived assets
	2007	2006	2005

United States	$36,908	$37,986	$72,354
Other	395	414	445
Consolidated	$37,303	$38,400	$72,799

10.	Legal Proceedings

Trump International Sonesta Beach Resort Sunny Isles

    The Company operates Trump International Sonesta Beach Resort Sunny Isles, in Florida, under a management agreement.  The hotel opened in April 2003.   In October 2007, the Company exercised a one-time right to cancel the management agreement, upon 6 months notice, and receive repayment of advances it was obligated to make for operating losses and certain minimum returns due to the hotel’s owner.  Based on the terms of the agreement, the termination will be effective April 1, 2008.  The amount due upon termination is $7,031,000.  The hotel’s owner has disputed the amount of the termination payment, but has paid the entire amount into escrow, as required by the agreement.  The dispute will most likely be resolved through arbitration, according to the agreements, unless the parties can otherwise agree to settle this matter.

Other

    The Company is also from time to time subject to routine litigation incidental to its business, which is generally covered by insurance.  The Company believes that the results of such litigation will not have a materially adverse effect on the Company’s financial condition.

11.	Related Party Transaction

    The Company has, from time to time, purchased artwork for its hotels and executive offices from a gallery owned by the wife of a senior executive.  Purchases of artwork for the Company from January 1, 2007 through March 1, 2008, totaled $18,500.  During the period January 1, 2006 through March 1, 2007, purchases totaled $421,000.  The gallery also handled the sale of 6 pieces of artwork totaling $276,100 during 2007.  The Audit Committee of the Company’s Board of Directors has instituted policies and procedures to assure that the prices for artwork acquired from or sold to the gallery are at least as favorable to the Company as would have been obtained from unrelated third parties.

    In October 2007, the Company entered into a purchase and sale agreement to sell a coop unit to the Chief Executive Officer and Vice Chairman, Peter J. Sonnabend, for $700,000.  The Company expects to report a gain on this transaction during 2008.  The Company’s Board of Directors approved the transaction.

    In accordance with his employment agreement, the Company expensed $691,000 in 2007 in connection with the retirement of a long-term executive.

12.	Income Taxes

The table below allocates the Company's income tax expense (benefit) based upon the source of income:

	(in thousands)
	2007		2006		2005
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign

Income (loss) before income taxes	$(1,351)	$2,537	$(6,848)	$1,627	$(4,637)	$3,950

Federal, foreign and state income tax provision (benefit)
Current federal income tax (benefit)	$(1,060)	$94	$(913)	$561	$8,444	$963
State and foreign tax, principally current	92	317	85	262	548	216
Deferred federal and state income tax (benefit)	409	(3)	(1,690)	(3)	(11,684)	20
Federal tax valuation allowance	--	--	--	--	(4,844)	982
	$(559)	$408	$(2,518)	$820	$(7,536)	$2,181

In 2007, the Company recorded a net tax benefit of $151,000, even though pre-tax income equaled $1,186,000.  The Company was able to take substantial credits for foreign taxes paid in 2007, and for foreign taxes paid in prior years, which had been carrying forward.  In addition, the Company benefited from current year general business credits, including work opportunity tax credits related to Hurricane Katrina.

In 2006, the Company recorded a net tax benefit of $1,698,000 on its pre-tax loss of $5,221,000.  The 2006 tax benefit was lower than the statutory rate primarily because of foreign taxes paid on income from the Company’s managed hotels in Egypt and licensed hotels in Peru, which were only partially offset by work opportunity tax credits received in New Orleans related to Hurricane Katrina.

During 2005, the Company recorded a net tax benefit of $5,355,000, despite its pre-tax loss of $687,000, primarily as a result of the following:

•
During 2003 and 2004, the Company recorded valuation allowances totaling $3,862,000 against the federal income tax benefits on its pre-tax losses of approximately $10.6 million incurred during these two years, since it was uncertain if the Company could realize a future benefit for these losses.  In addition, valuation allowances of $296,000 were recorded against Florida state tax loss carry forwards, for the same reason.  In April 2005, the Company completed a transaction involving the transfer of the land and improvements of Sonesta Beach Resort Key Biscayne (see Note 3 – Investment in Development Partnership).  This transaction resulted in significant taxable income, and the Company therefore reversed in 2005 the valuation allowances previously recorded, since it received a benefit in 2005 for the prior years’ losses.

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

A reconciliation of net tax benefit applicable to income or losses at the statutory rate follows:

	(in thousands)
	2007	2006	2005

Expected tax expense (benefit) at statutory rate	$403	$(1,827)	$(241)
Valuation allowance (reversal)	--	--	(3,862)
Temporary dividends deduction on foreign earnings remitted	--	--	(1,069)
Tax on previously unremitted foreign earnings	--	--	158
State income taxes, net of federal benefit	25	5	(171)
Foreign income tax expense	--	262	--
Prior years foreign tax credits	(468)	--	--
General business credits, including Katrina credits	(159)	(186)	--
Other	48	48	(170)
	$(151)	$(1,698)	$(5,355)

Deferred tax expense (benefits) result from temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes.  The source of these differences and their tax effects are as follows:

	(in thousands)
	2007	2006	2005

Tax depreciation more (less) than book depreciation	$--	$(546)	$(1,168)
Federal tax on deferred gain on sale of assets	(504)	(178)	(10,002)
State tax on deferred gain on sale of assets	(37)	10	(725)
Foreign tax credits used (carried forward)	--	--	301
Alternative minimum tax and general business credits used (carried forward)	(242)	--	1,452
Pension contribution more (less) than pension expense	1,589	(987)	(137)
Employee benefits	(478)	100	--
Valuation allowance (reversal)	--	--	(1,428)
Other temporary differences	78	(92)	43
	$406	$(1,693)	$(11,664)

Temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities that give rise to significant portions of deferred income taxes at December 31, 2007 and 2006 relate to the following:

	(in thousands)
	2007	2006
Current deferred tax asset
Employee benefits accrued but deferred for tax purposes	$422	$190
Other	156	163
Current deferred tax asset	$578	$353

Long-term deferred tax assets (liabilities)
Depreciation book tax difference	$(6,377)	$(6,377)
Pension expense in excess of contributions	1,548	3,137
Federal tax on deferred gain on sale of assets	10,684	10,180
State tax on deferred gain on sale of assets	752	715
General business credits, including Katrina credits	242	--
Employee benefits	246	--
State tax benefits of $1,700,000 in 2007 and $1,600,000 in 2006 from net operating loss carry-forwards, net of valuation allowance	--	--
Other	147	218
Deferred tax asset	$7,242	$7,873

    At December 31, 2007, the Company had state net operating loss carry-forwards of approximately $25,100,000 for income tax purposes.   Of the total carry-forwards available at December 31, 2007, approximately $4,700,000 expires in 2008, $4,900,000 expires in 2009, $4,200,000 expires in 2010, $3,700,000 expires in 2011, $4,200,000 expires in 2012, and $3,400,000 expires in 2013.   For financial reporting purposes, valuation allowances of $1,700,000 and $1,600,000 have been recognized at December 31, 2007 and 2006, respectively, to offset the deferred tax assets related to those carry-forwards.

    In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109” (“FIN 48”).  This statement clarifies the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in a company’s financial statements.  FIN 48 prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements.  Effective January 1, 2007, the Company has adopted the provisions of FIN 48.  There was no impact on the Company’s results of operations or financial position as a result of the adoption of FIN 48.  As of January 1, 2007, the Company provided a liability of $270,000 for unrecognized tax benefits related to various federal and state income tax matters. As of December 31, 2007, a liability for unrecognized tax benefits of $228,000 is included in Other non-current liabilities. Of this amount, the amount that would impact the Company’s effective tax rate, if recognized, is $228,000.  The Company does not expect that the amounts of unrecognized tax benefits will change significantly within the next 12 months.  The Company is currently subject to audit by the Internal Revenue Service for the calendar years 2004, 2005, 2006 and 2007.  The Company is currently under examination by the Internal Revenue Service for the tax year ended December 31, 2005. State income tax returns are subject to audit for the calendar years 2004, 2005, 2006 and 2007.  As of January 1, 2007, the Company had accrued $45,000 for interest and penalties related to uncertain tax positions.  As of December 31, 2007, the total amount of accrued interest and penalties is $65,000.  The Company accounts for interest and penalties related to uncertain tax positions as part of its provision for federal and state income taxes.

    The table below reconciles the total amounts of unrecognized tax benefits at the beginning and end of the period:

(in thousands)
2007

Unrecognized tax benefits at January 1, 2007	$270
Decreases for prior year tax positions	(42)
Unrecognized tax benefits at December 31, 2007	$228

VITALE, CATURANO & COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Sonesta International Hotels Corporation:

We have audited the accompanying consolidated balance sheets of Sonesta International Hotels Corporation and subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of operations, stockholder’s equity, comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2007.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sonesta International Hotels Corporation and subsidiaries as of December 31, 2007 and 2006 and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company recorded a cumulative effect adjustment as of January 1, 2007 in connection with the adoption of Emerging Issues Task Force Issue No. 06-2 "Accounting for Sabbatical Leaves and other Similar Benefits."

/s/ Vitale, Caturano & Company, Ltd.

VITALE, CATURANO & COMPANY, LTD.

Boston, Massachusetts
March 10, 2008

Certified Public Accountants    ▪   An Independent Member of Baker Tilly International  ▪  80 City Square, Boston, Massachusetts 02129  ▪  617-912-9000   ▪  FX 617-912-9001  ▪  www.vitale.com

Sonesta International Hotels Corporation Executive Offices, 116 Huntington Avenue Boston, Massachusetts 02116 – Telephone (617) 421-5400 Fax (617) 421-5402

SONESTA DIRECTORS

George S. Abrams (3) Winer & Abrams Attorneys at Law	Irma F. Mann President IRMA, Inc.	Stephen Sonnabend (1) Senior Vice President, Sonesta International Hotels Corporation

Vernon R. Alden (2)(3) Director and Trustee of several organizations	Peter J. Sonnabend Chief Executive Officer and Vice Chairman, Sonesta International Hotels Corporation	Roger P. Sonnabend (1) Executive Chairman of the Board, Sonesta International Hotels Corporation

Joseph L. Bower (1)(2)(3) Professor, Harvard Business School	Stephanie Sonnabend Chief Executive Officer and President, Sonesta International Hotels Corporation	Jean C. Tempel (1) (2) (3) Managing Director First Light Capital, LLC
Charles J. Clark (2) Director of Corporate Relations, Youthbuild USA

(1) Member Executive Committee	(2) Member Audit Committee	(3) Member of Compensation Committee

SONESTA OFFICERS

Roger P. Sonnabend Executive Chairman of the Board	Carol C. Beggs Vice President – Technology	Alan M. Sonnabend Vice President – Development

Peter J. Sonnabend Chief Executive Officer and Vice Chairman	Felix Madera Vice President – International	Jacqueline Sonnabend Executive Vice President

Stephanie Sonnabend Chief Executive Officer and President	Boy A.J. van Riel Vice President and Treasurer	Scott T. Corey Vice President – Revenue and Distribution

Stephen Sonnabend Senior Vice President	Kathy S. Rowe Senior Vice President	David Rakouskas Secretary and Corporate Controller

SONESTA HOTELS AND OTHER OPERATIONS

Royal Sonesta Hotel	Sonesta Hotel	Sonesta Posada del Inca
Boston, Massachusetts (1)	Cairo, Egypt (2)	Sacred Valley, Yucay, Peru (3)

Royal Sonesta Hotel	Sonesta Hotel	Sonesta Posada del Inca
New Orleans, Louisiana (1)	Port Said, Egypt (2)	Lake Titicaca, Puno, Peru (3)

Sonesta Bayfront Hotel	Sonesta St. George I Cruise Ship	Sonesta Posada del Inca
Coconut Grove, Miami, Florida (2)	Luxor, Egypt (2)	Cusco, Peru (3)

Trump International Sonesta Beach Resort	Sonesta Nile Goddess Cruise Ship	Sonesta Posada del Inca
Sunny Isles, Miami, Florida (2)	Cairo, Egypt (2)	Miraflores, Lima, Peru (3)

Chateau Sonesta Hotel	Sonesta Sun Goddess Cruise Ship	Sonesta Posada del Inca
New Orleans, Louisiana (3)	Cairo, Egypt (2)	Arequipa, Peru (3)

Sonesta Pharaoh Beach Resort	Sonesta Moon Goddess Cruise Ship	Sonesta Hotel Iberepuera
Hurghada, Egypt (2)	Cairo, Egypt (2)	Sao Paulo, Brazil (3)

Sonesta Beach Resort	Sonesta Star Goddess Cruise Ship
Sharm el Sheikh, Egypt (2)	Cairo, Egypt (2)	UNDER DEVELOPMENT

Sonesta Club	Sonesta Maho Beach Resort & Casino	Sonesta Orlando at Tierra Del Sol Resort
Sharm el Sheikh, Egypt (2)	St. Maarten (3)	Orlando, Florida (2)

Sonesta St. George Hotel	Sonesta Great Bay Beach Resort & Casino	Sonesta Jaco Resort & Beach Club
Luxor, Egypt (2)	St. Maarten (3)	Jaco, Costa Rica (2)

Sonesta Beach Resort	Sonesta Posada del Inca	Sonesta Gran Posada Resort
Taba, Egypt (2)	El Olivar, Lima, Peru (3)	San Carlos, Mexico (2)

(1) Owned or Leased	(2) Operated under Management Agreement	(3) Licensed

For reservations, call toll free 800-Sonesta (800-766-3782), or visit us at Sonesta.com

INDEPENDENT AUDITORS
Vitale, Caturano & Company, Ltd., 80 City Square, Boston, MA 02129

TRANSFER AGENT
American Stock Transfer, 59 Maiden Lane, Plaza Level, New York, NY 10038