Form 10-K, Exhibit 13
period 2008-12-31
SONESTA INTERNATIONAL HOTELS CORP
filed 2009-03-27
CIK 91741

EXHIBIT 13

SONESTA INTERNATIONAL HOTELS CORPORATION

ANNUAL REPORT 2008

TO OUR SHAREHOLDERS:

For Sonesta, 2008 was a year comprised of two distinct periods:  January through August, and September through December.  Through the first eight months we were on track for a strong year:  cumulative revenues from our hotel operations in Boston and New Orleans exceeded what we realized during the same period in 2007 by $4,100,000.  In addition our management and franchise income increased substantially from 2007 to 2008.  In the last four months of the year, however, revenues and profits from hotel operations, and from management and franchise fee income, trailed what we reported for those months in 2007.  By the end of 2008, the increase in total revenues over 2007 was $3,614,000, and operating income increased by $4,443,000.

During 2008, we collected $5,002,000 in connection with the termination of our management contract to operate Trump International Sonesta Beach Resort, in Sunny Isles, Florida, and $3,397,000 of loan repayments regarding Sonesta Bayfront Hotel in Coconut Grove, Florida.  During the year we also distributed a total of $4,438,000 in dividends, including a special dividend of $1.00 per share paid in February.

Through October, Royal Sonesta Boston was 9% ahead of the same period in 2007 in revenues.  The Hotel relies heavily on group business, however, and cancellations in November and December – the result of corporate cost-cutting – and seasonal drop-off in group business significantly affected year-end results.  Even so, the Hotel surpassed 2007’s results by $1,401,000 in revenues, and $538,000 in operating income.  The hotel remains in outstanding condition, and we completed the renovation of the Hotel’s East Tower meeting space and public restrooms in the first quarter of this year.

For Royal Sonesta New Orleans, the pivotal month was September, when the back-to-back threats from Hurricanes Gustav and Ike adversely affected the Hotel’s business.  Although Gustav caused no physical damage to the Hotel, many people evacuated the City and the Hotel was closed for several days.  Gustav, alone, resulted in an estimated $500,000 in lost revenues.  Due to a strong first eight months, the Hotel finished 2008 $907,000 ahead of 2007 in revenues.  Operating income before rent expense increased by $414,000.  The Hotel continues to be the upper upscale market leader in New Orleans.  In March 2009, the Hotel will transform its lobby lounge into a new jazz club:  Irvin Mayfield’s Jazz Playhouse.

While it, too, fell victim to the economy in the later part of 2008, Sonesta Bayfront Hotel Coconut Grove had a good year in a challenging market.  Revenues decreased slightly compared to 2007, but profits increased over 2007, as did the Company’s fee income.  In October, the Hotel’s owner refinanced the Hotel and repaid the balance of the Company’s original $5 Million loan.

We terminated our relationship with Trump International Sonesta Beach Resort, in Sunny Isles, Florida, effective April 1, 2008.  We then engaged in an arbitration process with the Hotel’s owner, seeking reimbursement of some $7 Million in deferred fees and advances, as provided in our contract.  During that process, the parties agreed to a settlement of all claims, and the Company received approximately $5 million in cash.

Redevelopment of the Sonesta Key Biscayne site stalled during 2008 due to the severe economic conditions and their impact on the condominium market in South Florida.  We and our partner in the project, Fortune International, continue to explore a number of possible scenarios regarding the property.

All of our hotels, resorts and cruise ships in Egypt realized more revenues and profits in 2008 than they had in 2007.  Additionally, our Cairo and Luxor properties are being expanded by 171 and 119 guestrooms, respectively, and both are adding function and meeting space.  At the end of March 2009, our operation of Sonesta Port Said, a 92-room hotel, will end.

Relationships with our licensed hotels in Peru, Brazil and St. Maarten continue to be strong.  These hotels provide us with important brand exposure in South America and the Caribbean.  We anticipate additional licensed hotels in South America with our Colombian associates at GHL Hotels.

Last spring, we determined to grow the Company through expansion of the Sonesta brand, particularly in the United States.  One way to accomplish this is through franchising.  In September, Philip Silberstein joined us as Executive Vice President of Development.  Phil has 30 plus years of industry development experience, including franchising, and he is leading our expansion efforts.  We are excited to have him on board.

The first phase of Sonesta Jaco Resort, in Costa Rica, is scheduled to open this summer.  At least half of the condo-hotel’s 190 luxurious suites should be available this summer, together with a restaurant, lazy-river, and other wonderful features and amenities.  Sonesta San Carlos, on Mexico’s Sea of Cortez, remains in development, and we anticipate that the developer will break ground soon.  Both the aforementioned hotels will be operated under management agreements.  In January of this year, we announced the signing of a management contract to operate a 252-room hotel as part of a mixed-use development in downtown Miami.  Sonesta Mikado Hotel will open in 2011.  Development of Sonesta Orlando Resort, on the other hand, is stalled.  In January 2009, we formally severed ties with the project.

We are sad to report that Roger P. Sonnabend, Sonesta’s Executive Chairman of the Board, passed away in early December 2008 after a brief illness.  Roger guided the Company for 44 years and was universally admired and respected.  Our memories of him will inspire us for many years to come.

If you would like additional information about Sonesta hotels, resorts, or cruises, please visit our website at www.sonesta.com.

We appreciate the continued interest and support of you, our shareholders, and of our hotel owners, guests, partners and employees.

/s/ Peter J. Sonnabend
Peter J. Sonnabend
Executive Chairman of the Board

/s/ Stephanie Sonnabend
Stephanie Sonnabend
Chief Executive Officer and President

March 19, 2009

SONESTA INTERNATIONAL HOTELS CORPORATION

5-YEAR SELECTED FINANCIAL DATA

(In thousands except for per share data)

	2008	2007	2006	2005	2004
Revenues	$71,552	$67,938	$77,595	$88,125	$89,907
Other revenues from managed and affiliated properties	8,965	18,747	21,237	14,543	12,727
Total revenues	80,517	86,685	98,832	102,668	102,634
Operating income (loss)	6,671	2,228	(3,829)	(1,905)	1,502
Net interest expense	(1,788)	(1,292)	(1,441)	(2,836)	(5,860)
Other income	574	250	49	4,054	182
Income (loss) before income taxes	5,457	1,186	(5,221)	(687)	(4,176)
Income tax provision (benefit)	1,377	(151)	(1,698)	(5,355)	426
Net income (loss)	$4,080	$1,337	$(3,523)	$4,668	$(4,602)

Basic and diluted net income (loss) per share of common stock	$1.10	$0.36	$(0.95)	$1.26	$(1.24)

Cash dividends declared	$1.35	$0.20	$0.20	$1.10	$--

Net property and equipment	$35,031	$37,303	$38,400	$72,799	$76,638
Total assets	127,040	129,591	126,428	130,619	109,537
Long-term debt including currently payable portion	33,002	34,061	34,061	34,061	69,816
Common stockholders' equity	4,126	8,547	7,371	11,865	11,264
Common stockholders' equity per share	1.12	2.31	1.99	3.21	3.05
Common shares outstanding at end of year	3,698	3,698	3,698	3,698	3,698

Market price data for the Company’s common stock showing high and low prices by quarter for each of the last two years is as follows:

	NASDAQ Quotations
	2008		2007
	High	Low	High	Low
First	$35.99	$18.93	$29.97	$20.00
Second	30.61	22.92	32.40	22.02
Third	27.97	18.78	59.00	31.50
Fourth	20.79	7.85	47.99	28.05

The Company’s common stock trades on the NASDAQ Stock Market under the symbol SNSTA.  As of February 11, 2009 there were 322 holders of record of the Company’s common stock.

A copy of the Company’s Form 10-K Report, which is filed annually with the Securities and Exchange Commission, is available to stockholders.  Requests should be sent to the Office of the Secretary at the Company’s Executive Office.

Performance Graph

The following graph compares the annual percentage change in the cumulative total stockholder return on the Company’s Common Stock against the cumulative total return of the NASDAQ Stock Market (US Companies) and the NASDAQ Hotels and Motels Stocks (SIC 7010-7019) for the five-year period commencing December 31, 2003 and ending December 31, 2008.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The Company's consolidated financial statements include the revenues, expenses, assets and liabilities of Royal Sonesta Hotel Boston, Royal Sonesta Hotel New Orleans and the Company’s investment in a partnership which owns the site of the former Sonesta Beach Resort Key Biscayne. The Boston property is owned by the Company, and the New Orleans hotel is operated under a long-term lease. The financial statements also include the Company’s revenues and expenses from the management of properties in the United States and Egypt, and license fee income from properties in New Orleans, Louisiana (until October 2008); St. Maarten, Brazil and Peru.

Results of Operations

During 2008, the Company recorded net income of $4,080,000, or $1.10 per share, compared to net income of $1,337,000, or $0.36 per share, during 2007.  A reconciliation of the $2,743,000 increase in earnings follows (in thousands):

Increase in operating income Royal Sonesta Boston	$538
Decrease in operating income Royal Sonesta New Orleans	(741)
Income from Management Agreement settlement	3,279
Decrease in loss from management activities	1,367
Decrease in interest income	(537)
Other changes	365
Increase in tax expense, partially due to improved earnings	(1,528)
Increase in earnings 2008 compared to 2007	$2,743

•
Royal Sonesta Hotel Boston had a good year, increasing revenues by 5% compared to 2007.  Business was strong through October 2008, but declined substantially during the months of November and December, as a result of the decline in economic activity.

•
Royal Sonesta Hotel New Orleans recorded a modest 3% increase in revenues compared to 2007.  Operating income decreased primarily as a result of increased rent expense.  Through August 2008, revenues increased by 10% compared to the same period in 2007.  September 2008 revenues were impacted by Hurricane Gustav, and 2008 fourth quarter revenues declined due to the worsening economic conditions.

•	The loss from management activities decreased primarily as a result of higher income from the Company’s managed properties in Egypt.

•
During the 2008 third quarter, the Company recorded pre-tax income of $3,279,000 related to the settlement of a dispute with the owner of Trump International Sonesta Beach Resort (see Note 2).  The Company terminated the Management Agreement for this property effective April 1, 2008.

A detailed analysis of the revenues and expenses by location follows.

Revenues

The Company records costs incurred on behalf of owners of managed and affiliated properties, and expenses reimbursed from managed and affiliated properties, on a gross basis.  The revenues included and discussed in this Management’s Discussion and Analysis exclude the “other revenues and expenses from managed and affiliated properties”.

	TOTAL REVENUES
	(in thousands)
	NO. OF ROOMS	2008	2007	2006

Sonesta Beach Resort Key Biscayne	300	$--	$--	$19,341
Royal Sonesta Hotel Boston	400	30,778	29,377	26,408
Royal Sonesta Hotel New Orleans	500	32,795	31,888	27,894
Management and service fees		7,979	6,673	3,952
Total revenues, excluding other revenues from managed and affiliated properties		$71,552	$67,938	$77,595

2008 versus 2007:  Total revenues, excluding other revenues from managed and affiliated properties, were $71,552,000 in 2008 compared to $67,938,000 in 2007, an increase of $3,614,000.  Revenues at Royal Sonesta Hotel Boston increased by $1,401,000 in 2008 compared to 2007, representing a 5% increase.  Demand in the Boston hotel market was strong in 2008 through the month of October.  Revenues declined during the last two months of 2008.  Revenues at Royal Sonesta Hotel New Orleans in 2008 increased by a modest 3%.  Business during the first eight months of the year was strong, but September 2008 revenues were impacted by Hurricane Gustav.  Revenues during the fourth quarter decreased compared to 2007, due to worsening economic conditions.  Revenues from management activities increased from $6,673,000 during 2007 to $7,979,000 during 2008, primarily due to an increase in management income from the Company’s collection of hotels and cruise ships in Egypt.  A more detailed analysis of the revenues by hotel, and of our management income, follows.

Royal Sonesta Hotel Boston recorded revenues of $30,778,000 during 2008 compared to $29,377,000 in 2007, representing an increase of $1,401,000, or 5%.  This increase was mainly due to an increase of $1,160,000 in room revenues.  Room revenues per available room (“REVPAR”) increased by 6% in 2008 compared to 2007, mainly due to an increase in occupancy levels.  Demand in Boston was strong through October 2008, which benefitted the Hotel.  The increase in occupancy was entirely from increased transient rooms business.  The increase in non-rooms revenue of $241,000 was mainly due to increased food and beverage revenues, which included higher revenues from the hotel’s newly renovated ArtBar.

Revenues at Royal Sonesta Hotel New Orleans during 2008 totaled $32,795,000 compared to $31,888,000 during 2007, representing an increase of $907,000, or 3%.  In general, hotel business in New Orleans continued to improve during the first eight months of 2008 from the downturn in business following Hurricane Katrina in 2005.  September revenues, however, were impacted by Hurricanes Gustav and Ike, and fourth quarter 2008 revenues were affected by decreased business volumes resulting from worsened economic conditions.  Room revenues increased by $771,000 in 2008 due to a 4% REVPAR increase which was entirely due to higher average room rates achieved.  Revenues other than rooms increased by $215,000 due to increased banquet revenues.  Revenues from the hotel’s laundry, which also services third party hotels, decreased by $79,000 in 2008 compared to 2007 due to the loss of revenues from Chateau Sonesta Hotel New Orleans, which was operated by the Company under a management agreement until October, 2007.

Revenues from management activities increased from $6,673,000 during 2007 to $7,979,000 during 2008, representing an increase of $1,306,000.  Of this increase, $1,146,000 resulted from improved fee income from the Company’s collection of hotels and Nile River cruise ships in Egypt.  Business in Egypt in 2008 continued to improve, and management income also included fee income from Sonesta Pharaoh Beach Resort Hurghada, which was added under management effective January 1, 2008.  The remaining increase resulted from higher income from hotels to which the Company licenses the use of its name in St. Maarten and South America, partially offset by decreased fee income from Chateau Sonesta Hotel New Orleans, which the Company stopped operating in October, 2007, and decreased income from Trump International Sonesta Beach Resort following the termination by the Company of the management agreement for this hotel effective April 1, 2008 (see Note 2).

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

Revenues at Royal Sonesta Hotel New Orleans during 2007 were $31,888,000 compared to $27,894,000 in 2006, which represented an increase of $3,994,000, or 14%.  Of the increase in revenues, approximately $1,724,000 was due to increased room revenues, resulting from a 9% increase in REVPAR.  Occupancies in 2007 improved, but increases in average room rates achieved were modest, as many hotels competed for limited business in the post-Katrina era.  The remaining increase in revenues of $2,270,000 was primarily from additional food and beverage revenues.  During 2006, especially in the first half, the Hotel received very little group and convention business in the aftermath of Hurricane Katrina, which struck New Orleans in August 2005.  In 2007, the Hotel was able to capture much more group business which provided the Hotel with much higher food and beverage revenues, including banqueting business.

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

Operating Income

	OPERATING INCOME/(LOSS)
	(in thousands)
	2008	2007	2006

Sonesta Beach Resort Key Biscayne	$--	$--	$(1,073)
Royal Sonesta Hotel Boston	5,464	4,926	2,416
Royal Sonesta Hotel New Orleans	144	885	450
Operating income from hotels after management and service fees	5,608	5,811	1,793
Management activities and other income	(2,216)	(3,583)	(5,622)
Subtotal	3,392	2,228	(3,829)
Income from Management Agreement settlement, net	3,279	--	--
Operating income (loss)	$6,671	$2,228	$(3,829)

2008 versus 2007:  The Company recorded operating income in 2008 of $6,671,000, compared to operating income of $2,228,000 in 2007, an increase of $4,443,000. In the 2008 third quarter, the Company recorded pre-tax income of $3,279,000 related to the settlement of a dispute with the owner of Trump International Sonesta Beach Resort.  The Company terminated the management agreement for this property effective April 1, 2008 (see Note 2).  Operating income at Royal Sonesta Hotel Boston increased by $538,000 compared to 2007 due to a 5% increase in revenues at this property.  Operating income at Royal Sonesta Hotel New Orleans decreased by $741,000, mainly due to higher rent expense incurred under the lease under which the Company operates the hotel.  Operating losses from management activities decreased by $1,367,000 to $2,216,000 in 2008, primarily due to higher income achieved from the Company’s managed hotels and cruise ships in Egypt.  A more detailed discussion of the changes in operating income by location follows.

Royal Sonesta Hotel Boston increased operating income during 2008 by $538,000 to $5,464,000.  Revenues during 2008 increased by $1,401,000, but were partially offset by a 4% increase in expenses, totaling $863,000.  The expense increase was almost entirely due to a 5% increase in cost and operating expenses, totaling $624,000.  The hotel operated at a higher occupancy level in 2008 compared to 2007, resulting in increased payroll expenses.  In addition, the hotel incurred higher commissions and reservations costs, increases in linens and guest supplies expense, as well as increased employee benefit costs.  In December 2008, the hotel incurred severance expenses related to layoffs following the decline in business in late 2008.

Operating income from Royal Sonesta Hotel New Orleans decreased from $885,000 in 2007 to $144,000 in 2008.  Increases in revenues of $907,000 were more than offset by increased expenses of $1,648,000.  The hotel expensed $303,000 in 2008 for costs incurred during 2006, 2007 and 2008 related to the potential addition of a spa in the hotel, following its decision to postpone this project because of the high cost.  Rent expense increased by $1,185,000 in 2008 compared to 2007.  The Company operates the hotel under a lease, and rent is equal to 75% of net cash flow.  The rent increase was due in part to higher operating profits achieved in 2008 compared to 2007.  In addition, the hotel spent less on capital additions in 2008 compared to previous year.  Under the lease, capital expenditures are deducted from cash flow for rent purposes.  Excluding the rent increase and development cost write off, the hotel’s total expenses were virtually the same in 2008 as in 2007.  Costs and operating expenses, as well as advertising and repairs and maintenance costs, increased slightly, but this increase was offset by decreased real estate tax expense in 2008 due to a favorable abatement received from the City of New Orleans.  Operating profits from the hotel’s laundry, which also services third party hotels, decreased by $266,000 in 2008 compared to 2007.  This was in part due to the loss of revenues from Chateau Sonesta Hotel New Orleans, which was operated by the Company under a management agreement until October, 2007, as well as increased costs and operating expenses of the laundry, including utility costs.

The Company’s loss from management activities, which is computed after giving effect to management fees from owned and leased hotels, decreased by $1,367,000 to $2,216,000 in 2008.  Revenues increased by $1,306,000, primarily from increased fee income from the Company’s managed operations in Egypt.  Expenses related to these activities decreased by $61,000.  Corporate expenses in 2008 included $720,000 related to an employment agreement with Roger Sonnabend, the Company’s former Executive Chairman of the Board who passed away in December 2008.  The 2008 expenses also included approximately $250,000 in costs related to a hotel project in Miami.  The Company started to work on this project during the summer of 2008, but decided in February 2009 not to further pursue this opportunity.  The Company also incurred higher legal costs related to the negotiation of management agreements for additional hotels, including the aforementioned project.  Expenses in 2007 included $691,000 based on an employment agreement following the retirement of a long term Company executive, Mr. Paul Sonnabend.  In addition, the Company spent approximately $265,000 in 2007 on legal and other costs in connection with a review of the Company’s strategic options to enhance shareholder value.

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

Royal Sonesta Hotel New Orleans reported an increase in operating income of $435,000, improving operating income to $885,000 in 2007 compared to 2006.  Revenues in 2007 increased by $3,994,000, and expenses increased by $3,559,000.  The increase in expenses was primarily due to increased costs and operating expenses, including payroll expense.  The 2007 revenue growth was primarily from increased food and beverage revenues, which have a much lower profit margin compared to rooms income.  In addition, the Hotel’s staffing levels during 2006, especially during the first quarter, were much lower than in 2007, since many of its employees were unable to return to New Orleans in the aftermath of Hurricane Katrina.  The Hotel also experienced increased payroll costs in 2007 due to the continuing labor shortages in New Orleans.  Lower employee benefit costs due to the freeze of the Company’s Pension Plan partially offset the increase in payroll costs.  The Hotel increased its sales and marketing expenditures in 2007 compared to 2006 in an effort to generate additional business.

The Company’s loss from management activities decreased from $5,622,000 in 2006 to $3,583,000 in 2007.  The Company’s loss from management activities is computed after giving effect to management and marketing fees from owned and leased hotels.  Revenues from management increased by $2,722,000 compared to last year, primarily due to increased management income from Sonesta Bayfront Hotel Coconut Grove and Trump International Sonesta Beach Resort Sunny Isles, and additional income from the Company’s managed operations in Egypt.  Expenses related to these activities increased by $683,000 in 2007 compared to 2006.  Decreases in corporate sales and marketing expenditures, due to a restructuring of the Company’s regional sales offices, and lower employee benefit costs due to the freeze of the Company’s Pension Plan, were offset by increased administrative and general expenses and depreciation expense.  Administrative and general expenses included costs related to the retirement of a long-term company executive.  This expense of $691,000 was based on an employment agreement.  In addition, administrative and general expenses included $265,000 in legal and other costs incurred in connection with a review of the Company’s strategic options to enhance shareholder value.  The Company completed the review in December 2007, and decided to continue operating as an independent entity.  Depreciation expense included an additional expense of $567,000 related to accelerated depreciation of an investment the Company made in Trump International Sonesta Beach Resort.  The Company invested $2,268,000 in the Hotel in 2003, which it was amortizing over the initial ten-year term of the management contract.  Since the Company decided to exercise an early termination option (see Note 2

– Operations) the Company relinquished management of this property effective April 1, 2008, and as a result accelerated the depreciation of the remaining investment in the Hotel.

Other Income and Deductions

Interest expense, which consists entirely of interest paid on the Company’s mortgage loan secured by Royal Sonesta Hotel Boston, decreased by $42,000 in 2008 compared to 2007, due to the principal payments made on the loan during 2008.  No principal payments were made in 2007.

Interest income increased from $1,584,000 in 2006 to $1,720,000 in 2007, but decreased to $1,182,000 in 2008.  The decrease in 2008 was the result of lower income earned on the Company’s short-term cash investments, due to lower rates of return.  In addition, the 2008 period included lower interest earned on a loan to the owner of Sonesta Bayfront Hotel Coconut Grove.  This loan was repaid during 2008.  The decrease in interest income was partially offset by interest earned on a new loan made to the owners of Sonesta Beach Resort and Sonesta Club, in Sharm El Sheikh, and from income received related to the settlement of a dispute with the owner of Trump International Sonesta Beach Resort, in Sunny Isles, Florida, which the Company managed until April 1, 2008 (see Note 2).  The increase in interest income in 2007 compared to 2006 was primarily due to an increase in short-term investment income on the Company’s cash balances.

The $576,000 gain on sale of assets in 2008 resulted primarily from a $422,000 gain on the sale of a co-op unit the Company owned in New York City to the Company’s Executive Chairman.  The sale price was $700,000.  The Company’s Board of Directors approved this transaction.  In addition, the Company realized a gain on the sale of art in 2008.  The gain on the sale of assets of $214,000 during the 2007 period was almost entirely from the sale of art.

Federal, State and Foreign Income Taxes

In 2008, the Company recorded a net tax provision of $1,377,000 on its pre-tax income of $5,457,000.  The Company is able to take substantial credits for foreign taxes paid in 2008, and for foreign taxes paid in prior years which had been carrying forward.  In addition, the Company benefited from current and prior year’s general business credits, including work opportunity tax credits related to Hurricane Katrina.  The Company also recorded a state income tax benefit of $216,000 for Massachusetts taxes resulting from changes enacted in tax laws during 2008.  These changes include conforming to federal entity classification rules and adopting a unitary method of taxation.

In 2007, the Company recorded a net tax benefit of $151,000, even though pre-tax income equaled $1,186,000.  The Company was able to take substantial credits for foreign taxes paid in 2007, and foreign taxes paid in previous years, which it had been carrying forward.  In addition, the Company benefited from general business credits, including work opportunity tax credits related to Hurricane Katrina.

Liquidity and Capital Resources

The Company had cash and cash equivalents of approximately $37.5 million at December 31, 2008.  As of that date, the majority of these funds were held in money market mutual funds which participate in the U.S. Treasury Department Temporary Guarantee Program for Money Market  Funds, and in money market funds which invest solely in U.S. government obligations.

In February 2008 the Company paid a special dividend of $1 per share ($3,698,000).  In October 2008, the Company declared an additional special dividend of $0.15 per share ($555,000), which was paid in January, 2009.  These were in addition to dividends of $0.20 per share paid during each of the years 2006, 2007 and 2008.  Total dividends declared in 2008 equaled $4,993,000.

The Company contributed $1,280,000 and $1,722,000 to its Pension Plan in 2008 and 2007, respectively.

From April 2003 through March 2008, the Company operated Trump International Sonesta Beach Resort Sunny Isles, in Florida, under a management agreement.  The Company had a one-time right to cancel the management agreement, effective five years after the opening date, upon 6 months notice, and receive repayment of advances it was obligated to make for net operating losses and certain minimum returns due to the hotel’s owner.  The amount due upon termination, $7,031,000, was disputed by the hotel’s owner.  An arbitration procedure to resolve the dispute commenced in April 2008 and was settled in October 2008.  The Company received a total of $5,002,000, which included the amount of the settlement of $4,929,000, and its share of the interest earned on an escrow account in the amount of $73,000.  Of the settlement amount, $1,135,000 repaid the Company’s outstanding receivable (see Note 4).  After deducting $515,000 for legal and other costs in connection with the arbitration, the remaining amount of $3,279,000 was recorded as income in the 2008 third quarter.  This amount relates to fees due to the Company which were not previously recorded since the hotel’s profits were insufficient to pay them, and the collectability was uncertain.

In January 2008, the Company agreed to convert approximately $1.6 million of receivables for fees and expenses from two hotels it manages in Sharm El Sheikh, Egypt into a five-year loan.  This was part of a transaction which also included the extension until 2024 of the management agreement for Sonesta Club Sharm El Sheikh, which otherwise would have expired at the end of 2009.  In return, the Company agreed to pay $500,000, which payment was made by reducing outstanding receivables from Sonesta Club.

Under the terms of the partnership agreement for a development project in which the Company is a 50% limited partner, the Company received monthly payments of $125,000 since August 2006.  These payments reduced the carrying value of the Company’s investment.  The partnership’s general partner suspended these payments as of February 2008, in order to conserve cash for development expenditures.  Previously, the partnership deferred payments of a monthly development fee to the general partner.  During the 2009 first quarter, the Company advanced $842,000 to the partnership (see also Note 3).

The Company operates the Sonesta Bayfront Hotel Coconut Grove, in Miami, which is a condominium hotel that opened in April 2002.  Under its agreements, the Company is committed to fund net operating losses, and to provide the hotel’s owner with a minimum annual return ($442,000 during 2008), adjusted annually by increases in the Consumer Price Index.  The management agreement can be terminated by the hotel’s owner if the Company fails to cure shortfalls against a minimum target return ($1,001,000 during 2008), adjusted annually by increases in the CPI.  The hotel’s 2008 and 2007 net operating profits were sufficient to cover the owner’s target returns and to earn fees from the hotel of $1,039,000 and $947,000 in 2008 and 2007, respectively.  In October 2008, the Company received $2,627,000 in connection with the repayment of a loan made to the owner of the hotel for initial furniture, fixtures and equipment and pre-opening expenses.

In October 2007, the Company agreed to terminate its management agreement for Chateau Sonesta Hotel New Orleans.  In connection with the termination, the Company received $1,500,000, which included the repayment of advances the Company made to the Hotel’s owner following Hurricane Katrina and interest thereon.  The Company also received a note for $1.6 million, which accrues interest at 8%.  The note, which is unsecured, represents a settlement for amounts owed for deferred management fees and a bonus incentive fee which were not previously recorded, as collectability was uncertain, as well as interest on the aforementioned fees and unpaid interest on the advances.  Since payments on the note prior to maturity, in September 2010, are dependent on future cash flows of the hotel, the Company has fully reserved this note receivable.  The Company will recognize loan payments as income when cash payments are received.  The Company entered into a license agreement for the use of its name with the owner of the hotel, which agreement was terminated in October 2008.

Brewster Wholesale Corporation, a wholly owned subsidiary of the Company, provides purchasing services to the Company’s hotels and third party clients.  In 2007 and 2008, Brewster contracted to provide purchasing services for two major refurbishment projects for a third-party client.  Deposits received against orders placed on behalf of this client of approximately $174,000 and $1,700,000 are included in Restricted Cash and Advance Deposits on the Company’s balance sheet at December 31, 2008 and 2007, respectively.

Company management believes that its present cash balances will be more than adequate to meet its cash requirements for 2009 and for the foreseeable future.

As of December 31, 2008, the Company’s fixed contractual obligations were as follows (in thousands):

	YEAR
	2009	2010	2011	2012	2013	Thereafter	Total

Long-Term Debt Obligations	$1,163	$31,839	$--	$--	$--	$--	$33,002
Operating Leases	744	702	636	296	104	--	2,482
Total	$1,907	$32,541	$636	$296	$104	$--	$35,484

The Company’s hotels also have certain purchase obligations, primarily for maintenance and service contracts.  These are not included in the contractual obligations since the amounts committed are not material, and because the majority of these contracts may be terminated on relatively short notice.

Economic Outlook

The economic recession affected the Company’s business in the 2008 fourth quarter, and this has continued during the first quarter of 2009.  Hotel business depends heavily on economic activity, and the Company’s U.S. hotels will be impacted in 2009 both from lower consumer demand as well as diminished corporate spending.  Both of the Company’s Boston and New Orleans hotels depend heavily on corporate groups and conventions.  Cost saving initiatives have been implemented, including layoffs at the Boston hotel and salary freezes at the Company’s Corporate office and for hotel management.  In addition, the Company will temporarily halt matching contributions to its 401(k) Plan, effective April 1, 2009.

It is impossible to predict the extent of the impact of the poor economic environment on the Company’s 2009 results.  The Company does have adequate cash resources to continue operations, and meet its foreseeable needs.

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

•
Sonesta Bayfront Hotel Coconut Grove – the Company operates a condominium hotel under a management agreement, under which it is committed to fund net operating losses, and provide the owner with minimum annual returns ($442,000 during 2008), adjusted annually by increases in the Consumer Price Index, beginning as of January 1, 2004.  In addition, starting in 2005, the management agreement may be subject to termination if the Company elects not to cure shortfalls against a minimum target return ($1,001,000 during 2008), adjusted annually by increases in the Consumer Price Index.  Under its agreements, the Company is entitled to management and marketing fees based on revenues, and incentive fees based on profits.  In case the aforementioned annual minimum returns and minimum target returns are not met, the Company’s policy is to eliminate management and marketing fees from its revenues.  If the amount of the shortfall exceeds the fee income, the Company will book the additional amount as an administrative and general expense.

•
Trump International Sonesta Beach Resort  - until April 2008, the Company operated a condominium hotel in Sunny Isles Beach, Florida.  The hotel opened in April 2003.   Under the management agreement, the Company was entitled to management and marketing fees based on the hotel’s revenues, and incentive fees based on the hotel’s net operating income. The Company was obligated to advance funds for operating losses and to provide

a minimum annual return of $800,000 to the hotel’s owner, starting as of November 1, 2004.   From the opening in April 2003 until November 1, 2004, the Company was obligated to advance 50% of any net operating losses.  Amounts advanced under these obligations were subject to repayment, without interest, out of future profits in excess of the aforementioned minimum return.  During the years the minimum returns were not earned, the Company eliminated the fee income earned from the property from its revenues.  If the amounts of the shortfalls exceeded the total fee income, the Company reflected such excess amounts either as long-term receivables and advances on its balance sheet, or recorded an expense equal to the amount advanced.  The Company exercised its right to terminate the management agreement effective April 1, 2008, and receive back advances it made under the agreement totaling $7,031,000.  In October 2008, following the settlement of a dispute, the Company received $5,002,000 in connection with the termination of the management agreement, which included the repayment of advances and the payment of fees which were not previously recorded.  The Company had invested in the furniture, fixtures and equipment of the non-guestroom areas of the hotel, an amount of $2,268,000.  This was included in other long-term assets, and was being amortized over the 10-year initial term of the management agreement.  As a result of the decision to terminate the agreement, the Company accelerated the depreciation of the long-term asset during the 2007 fourth quarter.

•
Accounting for 2005 Asset Transfer – in April 2005, the Company completed the transfer of the land and improvements of Sonesta Beach Key Biscayne to a development partnership, of which the Company is a 50% partner.  At that time, the Company received non-refundable proceeds of approximately $60 million, and is entitled to a priority return of an additional $60 million from the sale proceeds of residential condominium units to be constructed on the site.  Since the Company has a continuing involvement in the ownership of the development, the initial gain is being deferred.  A comprehensive description of this transaction is included in Note 3 – Investment in Development Partnership.

Quantitative and Qualitative Disclosure of Market Risk

The Company is exposed to market risk from changes in interest rates.  The Company uses fixed rate debt to finance the ownership of Royal Sonesta Boston.  The table that follows summarizes the Company’s fixed rate debt obligations outstanding at December 31, 2008, and presents the fair value of the debt based on current prevailing interest rates for similar financing. This information should be read in conjunction with Note 5 — Borrowing Arrangements.

Short and Long Term Debt (in thousands) maturing in:

	YEAR
	2009	2010	Thereafter	Total	Fair Value
Fixed rate	$1,163	$31,839	$--	$33,002	$33,944
Average interest rate	8.6%	8.6%

Selected Quarterly Financial Data

Following are selected quarterly financial information for the years ended December 31, 2008 and 2007.

	(in thousands except for per share data)
	2008
	1st	2nd	3rd	4th
Revenues	$17,798	$20,422	$16,398	$16,934
Other revenues from managed and affiliated properties	5,117	1,346	1,286	1,216
Total revenues	22,915	21,768	17,684	18,150
Operating income (loss)	80	2,730	4,411	(550)
Net income (loss)	90	1,506	2,792	(308)
Net income (loss) per share	$0.02	$0.41	$0.76	$(0.09)

	2007
	1st	2nd	3rd	4th
Revenues	$15,383	$18,118	$15,599	$18,839
Other revenues from managed and affiliated properties	4,900	4,678	4,537	4,631
Total revenues	20,283	22,796	20,136	23,470
Operating income (loss)	(737)	1,636	809	520
Net income (loss)	(821)	762	442	954
Net income (loss) per share	$(0.22)	$0.21	$0.12	$0.25

Fourth Quarter Results

Revenues

	TOTAL REVENUES
	(in thousands)
	NO. OF ROOMS	2008	2007

Royal Sonesta Hotel Boston	400	$7,344	$8,128
Royal Sonesta Hotel New Orleans	500	7,884	8,496
Management and service fees		1,706	2,215
Total revenues, excluding other revenues from managed and affiliated properties		$16,934	$18,839

Total revenues, excluding other revenues from managed and affiliated properties, during the fourth quarter of 2008 were $16,934,000 compared to $18,839,000 during the fourth quarter of 2007, a decrease of $1,904,000.    Revenues at both the Company’s Boston and New Orleans hotels were affected by the economic downturn during the 2008 fourth quarter.

Royal Sonesta Hotel Boston reported fourth quarter 2008 revenues of $7,344,000 compared to $8,128,000 during the fourth quarter of 2007, representing a $784,000, or 10%, decrease.  Room revenues decreased by $442,000 in the 2008 fourth quarter compared to last year, due to an 8.5% decrease in room revenues per available room (“REVPAR”).  Occupancies were virtually the same in the fourth quarter of 2008 compared to 2007, but the hotel’s average daily room rate declined substantially.  Group and convention business in particular decreased during the 2008 quarter.  The hotel made up the deficiency in occupancy with increased transient sales, albeit at lower rates.  Revenues from other sources declined by $342,000 in the 2008 quarter compared to last year due to a decrease in banqueting revenues, resulting from the aforementioned decrease in group and convention business.

Royal Sonesta Hotel New Orleans recorded 2008 fourth quarter revenues of $7,884,000 compared to $8,496,000 during the 2007 fourth quarter, a decrease of $612,000, or 7%.  Room revenues declined by $478,000 due to a 9% REVPAR decrease.  Both lower occupancies as well as average room rates achieved contributed to the REVPAR decrease.  The loss in occupancy was primarily from group and convention business, which also affected the hotel’s banqueting revenues.

Revenues from management activities decreased by $509,000 to $1,706,000 during the 2008 fourth quarter.  This was primarily due to decreased fee income from Trump International Sonesta Beach Resort, Sunny Isles, which was only partially offset by an increase in fee income from the Company’s managed hotels in Egypt.  The Company terminated its management agreement for the Sunny Isles hotel, effective April 1, 2008 (see Note 2).

Operating Income

	OPERATING INCOME (LOSS)
	(in thousands)
	2008	2007

Royal Sonesta Hotel Boston	$1,257	$1,766
Royal Sonesta Hotel New Orleans	(373)	71
Operating income from hotels after management and service fees	884	1,837
Management activities and other income	(1,434)	(1,317)
Operating income (loss)	$(550)	$520

The Company reported an operating loss of $550,000 during the fourth quarter of 2008, compared to operating income of $520,000 in the fourth quarter of 2007.

Royal Sonesta Hotel Boston reported operating income of $1,257,000 in the 2008 fourth quarter compared to $1,766,000 during the 2007 fourth quarter, a decrease of $509,000.  Decreases in revenues of $784,000 were partially offset by decreased expenses of $275,000.  The decrease in expenses was primarily from lower costs and operating expenses of $283,000 (an 8% decrease).  Management reduced payroll and other expenses in response to the decline in business levels.

Royal Sonesta Hotel New Orleans reported an operating loss of $373,000 during the 2008 fourth quarter compared to operating income of $71,000 during the 2007 fourth quarter, a decrease of $444,000.  Revenues decreased by $612,000, and were partially offset by a $168,000 decrease in expenses.  The decrease was primarily from lower costs and operating expenses and lower rent expense due to the lower operating profits.

Operating loss from management activities was $1,434,000 in the 2008 fourth quarter, a $117,000 increase compared to the 2007 fourth quarter loss of $1,317,000.  Revenue decreases of $509,000 were partially offset by lower expenses related to these activities of $392,000.  The decrease was primarily from lower depreciation expense.  The 2007 quarter included an additional depreciation charge of $567,000 related to accelerated depreciation of an investment the Company made in Trump International Sonesta Beach Resort Sunny Isles, following its decision to terminate the management agreement for this hotel (see also Note 2 – Operations).  Administrative and general expenses increased during the 2008 fourth quarter due to legal fees associated with the negotiation of management agreements, as well as a $250,000 charge for costs incurred related to a hotel project in Miami.  The Company started to work on this project during the summer of 2008, but decided in February 2009 not to further pursue this opportunity.

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2008 and 2007
(in thousands, except for per share data)

	2008	2007
Revenues:
Rooms	$41,052	$39,121
Food and beverage	17,519	17,113
Management, license and service fees	7,956	6,635
Parking, telephone and other	5,025	5,069
	71,552	67,938
Other revenues from managed and affiliated properties	8,965	18,747
Total revenues	80,517	86,685

Costs and expenses:
Costs and operating expenses	30,819	29,878
Advertising and promotion	5,608	5,427
Administrative and general	14,405	13,823
Human resources	1,191	1,122
Maintenance	3,549	3,573
Rentals	5,392	4,168
Property taxes	1,358	1,672
Depreciation and amortization	5,838	6,047
	68,160	65,710
Other expenses from managed and affiliated properties	8,965	18,747
Total costs and expenses	77,125	84,457

Income from Management Agreement settlement, net	3,279	--

Operating income	6,671	2,228

Other income (deductions):
Interest expense	(2,970)	(3,012)
Interest income	1,182	1,720
Foreign exchange profit (loss)	(2)	36
Gain on sales of assets	576	214
	(1,214)	(1,042)
Income before income taxes	5,457	1,186
Income tax expense (benefit)	1,377	(151)
Net income	$4,080	$1,337

Basic and diluted income per share	$1.10	$0.36

Dividends per share	$1.35	$0.20
Weighted average number of shares outstanding	3,698	3,698

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED BALANCE SHEETS

December 31, 2008 and 2007
(in thousands, except for per share data)

	2008	2007
ASSETS
Current assets:
Cash and cash equivalents	$37,463	$32,620
Restricted cash	175	1,700
Accounts and notes receivable:
Trade, less allowance of $59 ($66 in 2007) for doubtful accounts	5,407	7,676
Other, including current portion of long-term receivables and advances	1,001	1,151
Total accounts and notes receivable	6,408	8,827

Inventories	628	607
Current deferred tax assets	462	578
Prepaid expenses and other current assets	2,163	1,915
Total current assets	47,299	46,247

Long-term receivables and advances	992	3,776

Deferred tax assets	9,049	7,242

Investment in development partnership (see Note 3)	33,666	33,791

Property and equipment, at cost:
Land and land improvements	2,102	2,102
Buildings	25,610	26,190
Furniture and equipment	30,150	31,413
Leasehold improvements	8,785	8,450
Projects in progress	472	246
	67,119	68,401
Less accumulated depreciation and amortization	32,088	31,098
Net property and equipment	35,031	37,303

Other long-term assets	1,003	1,232
	$127,040	$129,591

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED BALANCE SHEETS

	2008	2007
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$1,163	$1,059
Accounts payable	3,747	4,494
Advance deposits	1,281	2,936
Accrued income taxes	402	306
Accrued liabilities:
Salaries and wages	1,772	2,000
Rentals	4,787	3,575
Interest	244	252
Pension and other employee benefits	1,612	2,341
Other	862	839
	9,277	9,007
Total current liabilities	15,870	17,802

Long-term debt	31,839	33,002

Deferred gain (see Note 3)	64,481	64,481

Pension liability, non-current	9,338	4,553

Other non-current liabilities	1,386	1,206

Commitments and contingencies (see Note 7)

Stockholders’ equity:
Common stock:
Class A, $.80 par value
Authorized--10,000 shares
Issued – 6,102 shares at stated value	4,882	4,882
Retained earnings	14,155	15,068
Treasury shares – 2,404, at cost	(12,053)	(12,053)
Accumulated other comprehensive income (loss)	(2,858)	650
Total stockholders’ equity	4,126	8,547
	$127,040	$129,591

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the years ended December 31, 2008 and 2007
(in thousands, except for per share data)

Common Shares Outstanding		Class A Common Stock	Treasury Shares at Cost	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity

3,698	Balance January 1, 2007	$4,882	$(12,053)	$14,773	$(231)	$7,371
--	Cash dividends declared on common stock ($0.20 per share)	--	--	(740)	--	(740)
--	Net income	--	--	1,337	--	1,337
--	Cumulative effect of change in accounting for sabbatical leaves	--	--	(302)	--	(302)
--	Pension Plan, actuarial gain recognized	--	--	--	881	881
3,698	Balance December 31, 2007	4,882	(12,053)	15,068	650	8,547
--	Cash dividends declared on common stock ($1.35 per share)	--	--	(4,993)	--	(4,993)
--	Net income	--	--	4,080	--	4,080
--	Pension plan, actuarial loss recognized	--	--	--	(3,508)	(3,508)
3,698	Balance December 31, 2008	$4,882	$(12,053)	$14,155	$(2,858)	$4,126

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, 2008 and 2007
(in thousands)

	2008	2007

Net income	$4,080	$1,337

Other comprehensive income (loss), net of tax:
Pension Plan, actuarial income (loss) recognized	(3,508)	881

Comprehensive income	$572	$2,218

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2008 and 2007
(in thousands)

	2008	2007
Cash provided by operating activities
Net income	$4,080	$1,337
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization of property and equipment	5,838	6,047
Other amortization and non-cash expenses	262	41
Deferred federal and state income tax provision	353	109
Gain on sales of assets	(576)	(214)

Changes in assets and liabilities
Restricted cash	1,526	(1,700)
Accounts and notes receivable	(39)	(412)
Inventories	(21)	(75)
Prepaid expenses and other	71	51
Accounts payable	(1,301)	712
Advance deposits	(1,655)	2,107
Income taxes	(223)	(446)
Accrued liabilities	(319)	(112)
Cash provided by operating activities	7,996	7,445

Cash provided by investing activities
Proceeds from sales of assets	1,058	324
Payments received from development partnership	125	1,500
Expenditures for property and equipment	(3,494)	(4,267)
New loans and advances	(135)	--
Payments received on long-term receivables and advances	4,789	3,470
Cash provided by investing activities	2,343	1,027

Cash used in financing activities
Repayments of long-term debt	(1,058)	--
Cash dividends paid	(4,438)	(740)
Cash used in financing activities	(5,496)	(740)
Net increase in cash and cash equivalents	4,843	7,732
Cash and cash equivalents at beginning of year	32,620	24,888
Cash and cash equivalents at end of year	$37,463	$32,620

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation and Significant Accounting Policies

Basis of Presentation:

Sonesta International Hotels Corporation (the Company) is engaged in the operation of hotels in Boston, Massachusetts; New Orleans, Louisiana; and Key Biscayne, Florida (until August 2006).  The Company also operates, under management agreements, hotels in Coconut Grove, Florida, New Orleans, Louisiana (until October 2007) and Sunny Isles, Florida (until March 2008); and in Cairo, Sharm El Sheikh, Luxor, Taba, Hurghada and Port Said, Egypt.  The Company also manages five Nile River cruise ships in Egypt.  Sonesta has granted licenses, for which it receives fees, for the use of its name for hotels in St. Maarten, Peru and Brazil.

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

Inventories:

Inventories consist of merchandise and supplies, and are stated at the lower of cost (first-in/first-out method) or market.

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

In accordance with the Emerging Issues Task Force, Issue no. 01-14, “Income Statement Characterization of Reimbursements received for ‘Out of Pocket’ expenses Incurred”, the reimbursements of certain expenses incurred on behalf of managed and affiliated properties, and the costs incurred on behalf of owners of managed properties are recorded on a “gross” basis in revenues and costs.  These costs relate primarily to payroll and related costs of managed properties in which the Company is the employer.  The revenue for these costs is included in Other revenue from managed and affiliated properties and the offsetting expense is included in Other expenses from managed and affiliated properties.

Advertising:

The cost of advertising is generally expensed as incurred.

Property and Equipment:

Property and equipment are stated at cost.  Depreciation and amortization of items of property and equipment are computed on the straight-line method based on the following estimated useful lives:

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

Fair Value of Financial Instruments:

The Company's financial instruments consist of cash and cash equivalents, accounts and notes receivable, accounts payable and long-term debt.  With the exception of its long-term debt, the Company believes that the carrying value of its financial instruments approximates their fair values.  The majority of the Company’s cash and cash equivalents at December 31, 2008 were held in money market mutual funds which participate in the U.S. Treasury Department Temporary Guarantee Program for Money Market Funds, and in money market funds which invest solely in U.S. Government obligations.  The book balance at December 31, 2008 of the Company’s long-term debt, which carries an interest rate of 8.6%, is $33,002,000.    The Company estimates the fair value of this debt at approximately $33,944,000, based on current prevailing interest rates for similar mortgage debt.

Impact of Recently Issued Accounting Standards:

In December 2007, the FSAB issued SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements” (SFAS No. 160).  SFAS No. 160 addresses consolidation rules for noncontrolling interests.  The objective is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  It applies to all entities that prepare consolidated financial statements, except for not-for-profit organization, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary.  This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  Early adoption is prohibited.  Management is currently evaluating SFAS No. 160 to determine if it will have a material impact on the Company’s future financial statements.

In December 2007, the FASB issued SFAS No.141R, “Business Combinations” (SFAS no. 141R).  SFAS No. 141R addresses financial accounting and reporting for business combinations, and supersedes APB Opinion No. 16, Business Combinations and FASB Statement No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises.  The objective is to provide consistency to the accounting and financial reporting of business combinations by using only one method, the purchase method.  This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  Early adoption is prohibited.  Management is currently evaluating SFAS No. 141R.  It could have a material impact on the Company’s future financial statements if an acquisition is completed.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (SFAS No. 161).  SFAS No. 161 enhances the disclosure requirements for derivative instruments and hedging activities.  Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows.  This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008.  This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.  Early adoption is encouraged.  Management is currently evaluating SFAS No. 161 to determine if it will have a material impact on the Company’s future financial statements.

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

Cash paid for interest in 2008 and 2007 was approximately $2,936,000 and $2,970,000, respectively.  Cash paid for income taxes in 2008 and 2007 was approximately $1,350,000 and $238,000, respectively.

In January 2008, the Company agreed to convert approximately $1.6 Million of receivables for fees and expenses from two hotels it manages in Sharm El Sheikh, Egypt into a five year loan.  In addition, the Company paid the hotels’ owner $500,000 for an extension of the management agreement for one of the hotels, which payment was made by reducing outstanding receivables.  In connection with this transaction, the Company recorded the following non-cash transaction (in thousands):

Increase in Long term receivables	$1,473
Increase in Long term assets	545
Decrease in Accounts Receivable	(2,018)

2.	Operations

From April 2003 through March 2008, the Company operated Trump International Sonesta Beach Resort Sunny Isles, in Florida, under a management agreement.  The Company had a one-time right to cancel the management agreement, effective five years after the opening date, upon 6 months notice, and receive repayment of advances it was obligated to make for net operating losses and certain minimum returns due to the hotel’s owner.  The amount due upon termination, $7,031,000, was disputed by the hotel’s owner.  An arbitration procedure to resolve the dispute commenced in April 2008 and was settled in October 2008.  The Company received a total of $5,002,000, which included the amount of the settlement of $4,929,000, and its share of the interest earned on an escrow account in the amount of $73,000.  Of the settlement amount, $1,135,000 repaid the Company’s outstanding receivable (see Note 4).  After deducting $515,000 for legal and other costs in connection with the arbitration, the remaining amount of $3,279,000 was recorded as income in the 2008 third quarter.  This amount relates to fees due to the Company which were not previously recorded since the hotel’s profits were insufficient to pay them, and collectability was uncertain.

In 2008, the Company signed a management agreement for a hotel in Miami, Florida, which is expected to go under construction in 2009.  During 2007, the Company entered into management agreements for resorts in San Carlos, Mexico and Jaco, Costa Rica.  The Costa Rica resort is currently under construction, and is scheduled to open in 2009.  The hotel in San Carlos is still in the development phase.  In 2007, the Company also entered into a management agreement for Sonesta Pharaoh Beach Resort Hurghada, and started operating the resort on January 1, 2008.

In January 2008, the Company agreed to pay $500,000 to the owners of its two managed hotels in Sharm El Sheikh, Egypt, in return for an extension until 2024 of the management agreement for Sonesta Club, which otherwise would have expired in 2009.  The payment was made by reducing receivables for fees and expenses from this hotel.  In addition, the Company agreed to convert approximately $1.6 million of receivables from both hotels into a five-year loan, at an interest rate below market (5.25%).  The Company accounted for the loan based on a market rate of 6.5%, and discounted the loans accordingly.  The discount of $45,000, in addition to the $500,000 payment, has been recorded as an other long term asset, and will be amortized over the extended term of the management agreement.

The Company operates the Sonesta Bayfront Hotel Coconut Grove, in Miami, which is a condominium hotel that opened in April 2002.  Under its agreements, the Company is committed to fund net operating losses, and to provide the hotel’s owner with a minimum annual return ($442,000 during 2008), adjusted annually by increases in the Consumer Price Index.  The management agreement can be terminated by the hotel’s owner if the Company fails to cure shortfalls against a minimum target return ($1,001,000 during 2008), adjusted annually by increases in the CPI.  The hotel’s 2008 and 2007 net operating profits were sufficient to cover the owner’s target returns and to earn fees from the hotel of $1,039,000 and $947,000 in 2008 and 2007, respectively.  In October 2008, the Company received $2,627,000 in connection with the repayment of a loan made to the owner of the hotel for initial furniture, fixtures and equipment and pre-opening expenses.

In October 2007, the Company agreed to terminate its management agreement for Chateau Sonesta Hotel New Orleans.  In connection with the termination, the Company received $1,500,000, which included the repayment of advances the Company made to the Hotel’s owner following Hurricane Katrina, and interest thereon.  The Company also received a note for $1.6 million, which accrues interest at 8%.  The note, which is unsecured, represents a settlement for amounts owed for deferred management fees and a bonus incentive fee which were not previously recorded, as collectability was uncertain, as well as interest on the aforementioned fees and unpaid interest on the advances.  Since payments on the note prior to maturity, in September 2010, are dependent on future cash flow of the hotel, the Company has fully reserved this note receivable.  The Company will recognize loan payments as income when cash payments are received.  There were no payments received in 2008.  The Company entered into a license agreement for the use of its name with the owner of the hotel, which agreement was cancelled in October 2008.

Gross revenues for hotels operated by the Company under management contracts for third party owners, by geographic area, for the years ended December 31, 2008 and 2007, are summarized below:

	(in thousands)
	(unaudited)
	2008	2007

United States	$26,060	$56,708
Egypt	73,569	48,579
	$99,629	$105,287

Costs and operating expenses for owned and leased hotels for the years ended December 31, 2008 and 2007 are summarized below:

	(in thousands)
	2008	2007
Direct departmental costs:
Rooms	$10,760	$10,378
Food and beverage	14,246	13,922
Heat, light and power	2,932	2,925
Other	2,881	2,653
	$30,819	$29,878

Direct departmental costs include payroll expense and related payroll burden, the cost of food and beverage consumed and other departmental costs.

3.	Investment in Development Partnership

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

Sonesta Beach Resort Key Biscayne closed for business on August 31, 2006.  Costs related to the closure of $4 million, including severance payments to employees, funding of vacation pay, pension obligations and other costs, were reimbursed by SBR-Fortune, and are included in other revenues and expenses from managed and affiliated properties.  Amounts paid by the Company in excess of the reimbursable $4 million, which amounted to approximately $250,000, were included in costs and operating expenses in 2006.

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

The deferred gain of $64,481,000 recorded on the Company’s consolidated balance sheets during the 2006 third quarter consists of 50% of the estimated market value of the assets contributed to the development partnership, reduced by 50% of the book value of the assets contributed at August 31, 2006.  Due to the continuing involvement of the Company by virtue of its ownership in SBR-Fortune, the gain on the transfer of the assets continues to be deferred.  Additional proceeds received from the development partnership first reduce the investment account, and future proceeds in excess of the investment account are added to the deferred gain.

Due to the Company’s continuing involvement in the development partnership, the historical results of Sonesta Beach Resort Key Biscayne have not been accounted for as a discontinued operation.

Following the closure of the hotel, the Company became entitled to monthly distributions of $125,000 from SBR-Fortune, and those payments reduce the priority equity position the Company is entitled to from the partnership.  The Company received total payments of $2,125,000 from September 2006 through January 2008. These payments reduced the investment account the Company has recorded on its balance sheet for its investment in the partnership to its current balance of $33,666,000.  The partnership’s general partner suspended these payments, as of February 2008, in order to conserve cash for development expenditures.  Previously, the partnership deferred payments of a monthly development fee to the general partner.

Initial partnership plans provided for the development of a luxury condominium hotel and residences, including meeting and function space, a spa and other resort facilities, to be managed by the Company. The initial development plans met with considerable community opposition, and the partnership instead filed for, and in 2007 received approvals for a 165-unit residential project.  The project is currently in the pre-construction phase, pending resolution of a claim filed by an abutter of the project.  In addition, current economic conditions and their impact on the South Florida real estate market have caused the partnership to delay the development.

The partnership has a loan, secured by a mortgage on the land, in the amount of $57.4 Million.  The loan matured in October 2008.  In January 2009, the lender and the partnership finalized an agreement to extend maturity of the loan until April 2010.  In connection with the extension, the Company has agreed, in principle, to increase the amount of financing the partnership is allowed to borrow from the current $61 Million to $68 Million. In addition, the Company agreed to advance funds during the first half of 2009 to pay 50% of interest and other costs related to the loan extension and project costs.  At March 15, 2009, the Company had advanced approximately $842,000.  Also in connection with the loan extension, the Company and its partner have had additional discussions and, despite their continuing commitment to develop the site, agreed to explore other options that may be available to them, including a recapitalization of the partnership, or a potential sale of the land.  The partners also reached an agreement in principle regarding the distribution of proceeds should a sale of the land materialize within a stipulated period of time.

As of December 31, 2008, the Company reviewed the likelihood of realizing the value of its investment account in the partnership, and obtained a valuation from a nationally recognized real estate firm.  The valuation of the highest and best use of the partnership assets, which was completed in early March 2009, reflected a value of approximately $106.6 million.  Based on this valuation, management concluded that no impairment exists.  However, there can be no assurance that real estate values in South Florida will not continue to deteriorate, and therefore impair the Company’s investment at some point in the future.

The development partnership’s balance sheet at December 31, 2008 is as follows (in thousands):

at December 31, 2008

Total assets, primarily land	$110,039
Less debt and other liabilities	(63,005)
Partnership equity	$47,034

The debt of the partnership is non-recourse to the Company.

4.	Long-Term Receivables and Advances

	(in thousands)
	December 31, 2008	December 31, 2007
Sharm El Sheikh, Egypt (a)	$1,215	$--
Sonesta Bayfront Hotel Coconut Grove (b)	--	3,397
Trump International Sonesta Beach Resort (c)	--	1,135
Other	187	37
Total long-term receivables and advances	1,402	4,569
Less: current portion	410	793
Net long-term receivables and advances	$992	$3,776

(a)
This loan was made in January 2008 to the owners of Sonesta Beach Hotel Sharm El Sheikh and Sonesta Club Sharm El Sheikh by converting receivables for fees and expenses into a five year loan, payable in monthly installments, starting in January 2008.  The Company is accounting for this loan using an effective interest rate of 6.5%.  Monthly payments of $28,820 on this loan are paid directly from the hotels and deducted from distributions of profits to the owners of these managed hotels.  See also note 2.

(b)
This loan was made to the owner of the Sonesta Bayfront Hotel Coconut Grove, Miami, which opened in April 2002, to fund construction and furniture, fixtures and equipment costs.  The interest rate was equal to the prime rate, plus 0.75%.  Following a refinancing, this loan was repaid in full in October 2008.

(c)
This amount represented cash advances made to the owner of Trump International Sonesta Beach Resort Sunny Isles.  This advance, on which no interest was charged, was repaid in October 2008 (see also Note 2).

Management continually monitors the collectability of the long-term receivables and advances above and believes they are fully realizable.

5.	Borrowing Arrangements

Long-Term Debt

The Company’s long-term debt consists of a first mortgage note held by Charterhouse of Cambridge Trust and Sonesta of Massachusetts, Inc., which are the Company’s subsidiaries that own and operate the Royal Sonesta Hotel Boston.  The principal balance outstanding at December 31, 2008 and December 31, 2007 was $33,002,000 and $34,061,000, respectively.  The debt is secured by a first mortgage on the Royal Sonesta Hotel Boston property, which is included in fixed assets at a net book value of $19,877,000 at December 31, 2008.  The interest rate is 8.6% for the term of the loan, and the loan matures in July 2010.  Monthly payments of interest and principal are $332,911.

Aggregate principal payments for the years subsequent to December 31, 2008, are as follows:

Year	(in thousands)
2009	$1,163
2010	$31,839

6.	Stockholders’ Equity

Basic Income per Share

As the Company has no dilutive securities, there is no difference between basic and diluted earnings per share.  The following table sets forth the computation of basic income or loss per share (in thousands, except for per share data):

	2008	2007
Numerator:
Net income	$4,080	$1,337

Denominator:
Weighted average number of shares outstanding	3,698	3,698

Net income per share	$1.10	$0.36

7.	Commitments and Contingencies

The Company operates the Sonesta Bayfront Hotel Coconut Grove, Miami, which is a condominium hotel that opened in April 2002.  Under the management agreement for this hotel, the Company is committed to fund operating losses and a minimum annual return to the owner of the hotel.  During 2008, the hotel’s earnings were sufficient to cover the minimum return.  Further information is provided in Note 2 – Operations.

In January 2009, the Company agreed to advance funds during the first half of 2009 to a partnership in which it is a 50% limited partner.  At March 15, 2009, the Company had advanced approximately $842,000 (see Note 3 – Investment in Development Partnership).

Minimum fixed rentals under operating leases, principally on real estate, payable subsequent to December 31, 2008 (exclusive of real estate taxes, insurance and other occupancy costs) are as follows:

Period	(in thousands) Operating leases
2009	$744
2010	702
2011	636
2012	296
2013	104
Thereafter	--
$2,482

Rentals charged to operations are as follows:

	(in thousands)
	2008	2007
Real Estate:
Fixed rentals	$661	$622
Percentage rentals based on defined operating profits	4,731	3,546
	$5,392	$4,168

The Company has incentive compensation plans for management under which hotel profit bases, as established annually, must be achieved before any incentive compensation may be earned.  The incentive compensation charged to operations was $865,000 in 2008 and $1,193,000 in 2007.

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

Pension Plan Changes

Effective January 1, 2006, the Plan was amended to increase the total number of years of service required for participants to be eligible for full benefits under the Plan from 27 to 35 years.  At the same time, a minimum benefit payable for each year of service was reduced.  Effective December 31, 2006, the Company decided to freeze the Plan.  Participants in the Plan at December 31, 2006 continue to be eligible to receive a pension benefit, provided they meet the 5-years of service vesting requirement during their employment with the Company.  However, the amount of all pension benefits due under the Plan will be frozen at the December 31, 2006 level.  Any additional service and/or compensation increases after January 1, 2007 will not increase the participants’ benefits.  In addition, employees hired after July 1, 2005 will not receive benefits under the Plan.

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

Included in accumulated other comprehensive loss at December 31, 2008 are unrecognized actuarial losses of $4,567,000 ($2,858,000, net of tax) that have not yet been recognized in net periodic pension cost. The actuarial loss included in accumulated other comprehensive loss and expected to be recognized in net periodic pension cost during the year ended December 31, 2009 is $92,000 ($58,000, net of tax).

Obligations and Funded Status

The following table sets forth the funded status of the Plan at December 31, 2008 and 2007:

	(in thousands)
	2008	2007
Change in benefit obligation
Benefit obligation at beginning of year	$28,543	$30,597
Service cost	--	--
Interest cost	1,650	1,779
Actuarial gain	(505)	(661)
Benefits paid	(1,881)	(3,172)
Benefit obligation at end of year	27,807	28,543

Change in plan assets
Fair value of plan assets at beginning of year	22,490	21,369
Actual return on plan assets	(3,926)	2,761
Employer contribution	1,280	1,722
Benefits paid	(1,881)	(3,172)
Administrative expenses	(196)	(190)
Fair value of plan assets at end of year	17,767	22,490

Benefit obligation in excess of Plan assets	10,040	6,053
Unrecognized actuarial gain (loss)	(4,567)	985
Additional (gain) loss charged to comprehensive income (loss)	4,567	(985)
Accrued pension liability	$10,040	$6,053

The Company recognized accrued benefit costs of $10,040,000 and $6,053,000 in its statement of financial position at December 31, 2008 and 2007, respectively.

The following table presents the projected and accumulated benefit obligation compared to plan assets:

	(in thousands)
	December 31,
	2008	2007

Projected benefit obligation	$27,807	$28,543
Accumulated benefit obligation	27,807	28,543
Fair value of plan assets	17,767	22,490

The components of the Company’s net periodic pension credit for the Plan were as follows:

	(in thousands)
	2008	2007

Interest cost	$1,650	$1,779
Expected return on plan assets	(1,887)	(1,843)
Recognized actuarial (gain) loss	(48)	37
Settlement income	--	(91)
Net periodic benefit credit	$(285)	$(118)

Weighted-average assumption used to determine benefit obligations at the end of December 31, 2008 and 2007 were:

	2008	2007
Discount rate	6.00%	6.00%

Weighted-average assumptions used to determine net periodic pension costs for the years ended December 31, 2008 and 2007 were:

	2008	2007
Discount rate	6.00%	5.75%
Expected return on plan assets	8.50%	8.50%

The assumed rate of return on plan assets has remained unchanged since 1988.    Management believes 8.50% is a realistic long-term rate of return.   The balanced retirement fund into which plan assets have been invested since 1987 has provided a composite average annual rate of return of 9.5% since 1987.

Plan Assets

The Plan’s weighted-average asset allocations at December 31, 2008 and 2007, by asset category, were as follows:

	Plan assets at December 31,
	2008	2007

Cash & money market investments	9%	6%
Government debt securities	38%	23%
Corporate debt securities	4%	2%
Equity securities	49%	69%
	100%	100%

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

Cash Flows

The Company expects to make contributions totaling $702,000 during 2009, and has classified this amount as a current liability in the accompanying balance sheet.

The following table sets forth estimated future benefit payments from the Plan.

(in thousands)
Estimated Pension Benefit Payments

2009	$1,080
2010	1,115
2011	1,175
2012	1,217
2013	1,237
2014 through 2018	7,938
Savings Plan

The Company has an employee savings plan (the Savings Plan) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code.  Under the Savings Plan, participating U.S. employees may defer a portion of their pre-tax earnings up to the Internal Revenue Service annual contribution limit.  All U.S. employees of the Company are eligible to participate in the Savings Plan.  Participating employees may choose to invest their contributions in each one of twenty-seven mutual funds, which include equity funds, balanced funds and a money market fund.  Until December 31, 2006, the Savings Plan did not provide for contributions by the Company.   The Company does bear the costs of administering the Plan, which were $12,000 in 2008 and $13,000 in 2007.

Effective January 1, 2007, following a freeze of the Pension Plan, the Company started providing matching contributions of up to 4% of earnings to employees who make contributions to their 401(k) savings accounts.  The Company matches the first 3% salary deferral of its employees, and 50% of the next 2%.  The amount contributed by the Company and included in expenses in 2008 and 2007 totaled $644,000 and $613,000, respectively.

Effective April 1, 2009 the Company will temporarily halt matching contributions for its employees.

9.	Segment Information

The Company has two reportable segments:  Owned and Leased Hotels, and Management Activities.  The Owned and Leased Hotels segment consists of the operations of the Company’s hotels in Boston and New Orleans. Revenues for this segment are derived mainly from rooms, food and beverage, parking and telephone receipts from hotel guests.  The Management Activities segment includes the operations of hotels and resorts under management agreements, and also includes fees from hotels to which the Company has granted licenses.  Revenues from this segment are derived mainly from management, marketing, license and service fees charged to the third party owners of these properties.  The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.  The segments’ operating income or losses and pretax profit or losses are after giving effect to management, marketing and service fees to the Company’s Boston and New Orleans hotels.  Segment data for the years ended December 31, 2008 and 2007 are as follows:

Year ended December 31, 2008
	(in thousands)
	Owned & Leased Hotels	Management Activities	Consolidated
Revenues	$63,573	$7,979	$71,552
Other revenues from managed and affiliated properties	--	8,965	8,965
Total revenues	63,573	16,944	80,517
Operating income before depreciation and amortization expense	10,565	1,944	12,509
Depreciation and amortization	(4,957)	(881)	(5,838)
Interest income (expense), net	(2,963)	1,175	(1,788)
Other income (deductions)	(9)	583	574
Segment pre-tax profit	2,636	2,821	5,457

Segment assets	38,582	88,458	127,040
Segment capital additions	234	3,260	3,494

Year ended December 31, 2007
	(in thousands)
	Owned & Leased Hotels	Management Activities	Consolidated
Revenues	$61,264	$6,674	$67,938
Other revenues from managed and affiliated properties	--	18,747	18,747
Total revenues	61,264	25,421	86,685
Operating income (loss) before depreciation and amortization expense	10,775	(2,500)	8,275
Depreciation and amortization	(4,964)	(1,083)	(6,047)
Interest income (expense), net	(3,005)	1,713	(1,292)
Other income	--	250	250
Segment pre-tax profit (loss)	2,806	(1,620)	1,186

Segment assets	75,115	54,476	129,591
Segment capital additions	4,082	185	4,267

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

Segment data by geographic area of the Company's revenues (excluding other revenues from managed and affiliated properties), operating income and long-lived assets follows:

	(in thousands)
	Revenues
	2008	2007

United States	$67,206	$64,891
Other	4,346	3,047
Consolidated	$71,552	$67,938

	Operating income
	2008	2007

United States	$3,066	$(309)
Other	3,605	2,537
Consolidated	$6,671	$2,228

	Long-lived assets
	2008	2007

United States	$34,654	$36,908
Other	377	395
Consolidated	$35,031	$37,303

10.	Legal Proceedings

Trump International Sonesta Beach Resort Sunny Isles

From April 2003 through March 2008, the Company operated Trump International Sonesta Beach Resort Sunny Isles, in Florida, under a management agreement.  In October 2007, the Company exercised a one-time right to cancel the management agreement, upon 6 months notice, and receive repayment of advances it was obligated to make for operating losses and certain minimum returns due to the hotel’s owner.  The amount due upon termination was $7,031,000.  The hotel’s owner disputed the amount of the termination payment, but paid the entire amount into escrow, as required by the agreement.  An arbitration procedure to resolve the dispute commenced in April 2008.  In October 2008, the parties settled the dispute.  The Company received a total of $5,002,000, which included the amount of the settlement of $4,929,000, and its share of the interest earned on the escrow account of $73,000.  Expenses incurred in connection with the arbitration amounted to $515,000.  As part of the settlement agreement, the hotel’s owner agreed to waive all claims related to the Company’s management of the hotel.

Other

The Company is also from time to time subject to routine litigation incidental to its business, which is generally covered by insurance.  The Company believes that the results of such litigation will not have a materially adverse effect on the Company’s financial condition.

11.	Related Party Transactions

The Company has, from time to time, purchased artwork for its hotels and executive offices from a gallery owned by the wife of Mr. Roger Sonnabend, the Company’s former Executive Chairman of the Board.  Purchases of artwork for the Company from January 1, 2007 through March 1, 2009, totaled $18,500.  The gallery also handled the sale of Company artwork totaling $240,000 during 2008 and $276,100 during 2007, resulting in gains of $120,000 and $211,100 in 2008 and 2007, respectively.  During 2008, the Company sold a piece of art directly to Mr. Peter J. Sonnabend in return for cash and two other pieces of art.  The Audit Committee of the Company’s Board of Directors has instituted policies and procedures to assure that the prices for artwork acquired from or sold to the gallery, and artwork purchased from or sold to executives, are at least as favorable to the Company as would have been obtained from unrelated third parties.

In October 2007, the Company entered into a purchase and sale agreement to sell a coop unit to the Executive Chairman of the Board, Mr. Peter J. Sonnabend, for $700,000.  The transaction closed in 2008 and resulted in a gain of $422,000 which is included in gain on sale of assets in the 2008 statement of operations.  The Company’s Board of Directors approved the transaction.

In accordance with employment agreements, the Company expensed $720,000 in 2008 in connection with the passing of Mr. Roger Sonnabend, the Company’s Executive Chairman of the Board, in December 2008.  In 2007, the Company expensed $691,000 in connection with the retirement of a long-term executive, Mr. Paul Sonnabend.

12.	Income Taxes

The table below allocates the Company's income tax expense (benefit) based upon the source of income:

	(in thousands)
	2008		2007
	Domestic	Foreign	Domestic	Foreign

Income (loss) before income taxes	$1,764	$3,693	$(1,351)	$2,537

Federal, foreign and state income tax provision (benefit)
Current federal income tax (benefit)	$(76)	$454	$(1,060)	$94
State and foreign tax, principally current	118	528	92	317
Deferred federal and state income tax (benefit)	356	(3)	409	(3)
	$398	$979	$(559)	$408

Deferred federal and state income tax (benefit) includes deferred state income tax benefits of $274,000 in 2008 and $54,000 in 2007.

In 2008, the Company recorded a net tax provision of $1,377,000 on its pre-tax income of $5,457,000.  The Company recorded substantial credits for foreign taxes paid in 2008, and for foreign taxes paid in prior years which had been carrying forward.  In addition, the Company benefited from current and prior year’s general business credits, including work opportunity tax credits related to Hurricane Katrina.

In 2007, the Company recorded a net tax benefit of $151,000, even though pre-tax income equaled $1,186,000.  The Company was able to take substantial credits for foreign taxes paid in 2007, and for foreign taxes paid in prior years, which had been carrying forward.  In addition, the Company benefited from general business credits, including work opportunity tax credits related to Hurricane Katrina.

A reconciliation of the net tax expense (benefit) applicable to income or losses at the statutory rate follows:

	(in thousands)
	2008	2007

Expected tax expense at statutory rate	$1,855	$403
State income tax provision (benefit), net of federal taxes	(103)	25
Prior years foreign tax credits	(278)	(468)
General business credits, including Katrina credits	(120)	(159)
Other	23	48
	$1,377	$(151)

Deferred tax expense (benefits) result from temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes.  The source of these differences and their tax effects are as follows:

	(in thousands)
	2008	2007

Tax depreciation less than book depreciation	$(114)	$--
Federal tax on deferred gain on sale of assets	(42)	(504)
State tax on deferred gain on sale of assets	(3)	(37)
General business credits used (carried forward)	242	(242)
Pension contribution more than pension expense	155	1,589
Employee benefits	(175)	(478)
Trump settlement (see Note 2)	224	--
Other temporary differences	66	78
	$353	$406

Temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities that give rise to significant portions of deferred income taxes at December 31, 2008 and 2007 relate to the following:

	(in thousands)
	2008	2007
Current deferred tax asset
Employee benefits accrued but deferred for tax purposes	$440	$422
Other	22	156
Current deferred tax asset	$462	$578

Long-term deferred tax assets (liabilities)
Depreciation book tax difference	$(6,263)	$(6,377)
Pension expense in excess of contributions	3,437	1,548
Federal tax on deferred gain on sale of assets	10,726	10,684
State tax on deferred gain on sale of assets	755	752
General business credits, including Katrina credits	--	242
Employee benefits	403	246
State tax benefits of $1,400,000 in 2008 and $1,700,000 in 2007 from net operating loss carry-forwards, net of valuation allowance	--	--
Other	(9)	147
Deferred tax asset	$9,049	$7,242

At December 31, 2008, the Company had state net operating loss carry-forwards of approximately $20,800,000 for income tax purposes.  Of the total carry-forwards available at December 31, 2008, approximately $4,900,000 expires in 2009, $4,200,000 expires in 2010, $3,700,000 expires in 2011, $4,200,000 expires in 2012, $3,300,000 expires in 2013, and $500,000 expires in 2014.   For financial reporting purposes, valuation allowances of $1,400,000 and $1,700,000 have been recognized at December 31, 2008 and 2007, respectively, to offset the deferred tax assets related to those carry-forwards.

Effective for years beginning January 1, 2009, the Commonwealth of Massachusetts has enacted tax law changes, including conforming to federal entity classification rules, and adopting a unitary method of taxation. In connection with this change, the Company recorded a state income tax benefit of $216,000 during 2008.

Effective January 1, 2007 the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). There was no impact on the Company’s results of operations or financial position as a result of the adoption of FIN 48. As of January 1, 2007, the Company provided a liability of $270,000 for unrecognized tax benefits related to various federal and state income tax matters. The total amount of unrecognized tax benefits at the end of each of the years ended December 31, 2008 and 2007 were $150,000 and $228,000, respectively. These entire balances are for tax positions that, if recognized, would impact the effective tax rate.

The table below reconciles the total amounts of unrecognized tax benefits at the beginning and end of the years 2008 and 2007 (in thousands):

	2008	2007

Unrecognized tax benefits at beginning of year	$228	$270
Decreases for prior year tax positions	(60)	(42)
Decrease attributable to settlements with taxing authorities	(18)	--

Unrecognized tax benefits at end of year	$150	$228

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of state and federal income tax expense. As of December 31, 2008, the total amount of accrued interest and penalties is $25,000.

The Company files income tax returns, including returns for its subsidiaries, with federal, state, local, and foreign jurisdictions. During 2008, the Internal Revenue Service completed an examination of the federal income tax return for the tax year ended December 31, 2005. No adjustments were made to its 2005 tax return as a result of the examination. The Company is currently subject to audit by the Internal Revenue Service for the calendar years 2006, 2007 and 2008. The State of Florida completed an examination of the returns for calendar years 2004, 2005 and 2006. The adjustments resulting from this audit totaled $18,000. Various state and local income tax returns are subject to audit for the calendar years 2005, 2006, 2007 and 2008. The Company does not expect that the amounts of unrecognized tax benefits will change significantly within the next 12 months.

VITALE, CATURANO & COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Sonesta International Hotels Corporation:

We have audited the accompanying consolidated balance sheets of Sonesta International Hotels Corporation and subsidiaries as of December 31, 2008 and 2007 and the related consolidated statements of operations, stockholder’s equity, comprehensive income (loss) and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform audits of its internal controls over financial reporting. Our audits included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sonesta International Hotels Corporation and subsidiaries as of December 31, 2008 and 2007 and the consolidated results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Vitale, Caturano & Company, P.C.
VITALE, CATURANO & COMPANY, P.C.

Boston, Massachusetts
March 25, 2009

Certified Public Accountants           An Independent Member of Baker Tilly International
80 City Square, Boston, Massachusetts 02129           617-912---9000           FX 617-912-9001           www.vitale.com

Sonesta International Hotels Corporation Executive Offices, 116 Huntington Avenue Boston, Massachusetts 02116 – Telephone (617) 421-5400 Fax (617) 421-5402

SONESTA DIRECTORS

George S. Abrams (3) Winer & Abrams Attorneys at Law	Irma F. Mann (3) President IRMA, Inc.	Stephen Sonnabend (1) Hospitality Consultant Key Biscayne, FL

Joseph L. Bower (1)(2)(3) Professor, Harvard Business School	Peter J. Sonnabend (1) Executive Chairman of the Board, Sonesta International Hotels Corporation	Jean C. Tempel (1) (2) (3) Managing Director First Light Capital, LLC

Charles J. Clark (2) Director of Corporate Relations, Youthbuild USA	Stephanie Sonnabend Chief Executive Officer and President, Sonesta International Hotels Corporation

(1) Member Executive Committee	(2) Member Audit Committee	(3) Member of Compensation Committee

SONESTA OFFICERS

Peter J. Sonnabend Executive Chairman of the Board	Felix Madera Vice President – International	Alan M. Sonnabend Vice President – Development

Stephanie Sonnabend Chief Executive Officer and President	David Rakouskas Secretary and Corporate Controller	Jacqueline Sonnabend Executive Vice President

Carol C. Beggs Vice President – Technology	Kathy S. Rowe Senior Vice President	Boy A.J. van Riel Vice President and Treasurer

Scott T. Corey Vice President – Revenue and Distribution	Philip M. Silberstein Executive Vice President of Development

SONESTA HOTELS AND OTHER OPERATIONS

Royal Sonesta Hotel	Sonesta St. George I Cruise Ship	Sonesta Posada del Inca
Boston, Massachusetts (1)	Luxor, Egypt (2)	Cusco, Peru (3)

Royal Sonesta Hotel	Sonesta Nile Goddess Cruise Ship	Sonesta Posada del Inca
New Orleans, Louisiana (1)	Cairo, Egypt (2)	Miraflores, Lima, Peru (3)

Sonesta Bayfront Hotel	Sonesta Sun Goddess Cruise Ship	Sonesta Posada del Inca
Coconut Grove, Miami, Florida (2)	Cairo, Egypt (2)	Arequipa, Peru (3)

Sonesta Pharaoh Beach Resort	Sonesta Moon Goddess Cruise Ship	Sonesta Hotel Iberepuera
Hurghada, Egypt (2)	Cairo, Egypt (2)	Sao Paulo, Brazil (3)

Sonesta Beach Resort	Sonesta Star Goddess Cruise Ship	Sonesta Hotel Brasilia
Sharm el Sheikh, Egypt (2)	Cairo, Egypt (2)	Brasilia, Brazil (3)

Sonesta Club	Sonesta Maho Beach Resort & Casino	UNDER DEVELOPMENT
Sharm el Sheikh, Egypt (2)	St. Maarten (3)
Sonesta Jaco Resort & Beach Club
Sonesta St. George Hotel	Sonesta Great Bay Beach Resort & Casino	Jaco, Costa Rica (2)
Luxor, Egypt (2)	St. Maarten (3)
Sonesta Gran Posada Resort
Sonesta Beach Resort	Sonesta Posada del Inca	San Carlos, Mexico (2)
Taba, Egypt (2)	El Olivar, Lima, Peru (3)
Sonesta Mikado Hotel
Sonesta Hotel	Sonesta Posada del Inca	Miami, Florida (2)
Cairo, Egypt (2)	Sacred Valley, Yucay, Peru (3)

Sonesta Hotel	Sonesta Posada del Inca
Port Said, Egypt (2)	Lake Titicaca, Puno, Peru (3)

(1) Owned or Leased	(2) Operated under Management Agreement	(3) Licensed

For reservations, call toll free 800-Sonesta (800-766-3782), or visit us at Sonesta.com

INDEPENDENT AUDITORS
Vitale, Caturano & Company, Ltd., 80 City Square, Boston, MA 02129

TRANSFER AGENT
American Stock Transfer, 59 Maiden Lane, Plaza Level, New York, NY 10038