Form 10-K, Exhibit 13
period 2009-12-31
SONESTA INTERNATIONAL HOTELS CORP
filed 2010-03-29
CIK 91741

EXHIBIT 13

SONESTA INTERNATIONAL HOTELS CORPORATION

ANNUAL REPORT 2009

TO OUR SHAREHOLDERS:

2009 was a challenging year for the hotel industry and for Sonesta.  Due to the decisions we made and the actions we took, however, the Company is well-positioned for the future.

Revenue losses at our three (3) hotels in Boston, Miami and New Orleans in 2009 compared to 2008 ranged from 3% to 30%.  Average daily rates plummeted an average of 13% at these three properties.  Hardest hit was the group business segment which suffered from the double whammy of the distressed economy and “the AIG effect”:  the reticence of companies to book luxury hotels lest they be criticized for enjoying junkets at shareholder (or taxpayer) expense.  In our three domestic hotels, group business was off an average of 32%.

At Royal Sonesta Hotel Boston, occupancy for 2009 dropped only three (3) percentage points from 2008, but the average daily rate plunged 20%.  The Hotel relies on corporate group business and the fall-off in demand from this segment resulted in discounting rates.  Overall, revenues were down 21% in 2009 compared to 2008.

While city-wide conventions in New Orleans were marked by low attendance earlier in 2009, convention attendance appeared to rebound by the end of the year – a positive sign for the Crescent City.  Revenues at Royal Sonesta Hotel New Orleans totaled $31,679,000, down only 3% from 2008, helped by a strong 2009 fourth quarter.  Contributing to the Hotel’s revenues in a tough year was the opening last March of Irvin Mayfield’s Jazz Playhouse just off the Hotel’s lobby.  The Hotel’s association with Mr. Mayfield, who won a Grammy at this year’s awards celebration in Los Angeles, has been a great success for the Hotel.

Of our domestic hotels, Sonesta Bayfront Coconut Grove suffered the most business-wise from the economic downturn.  Occupancy for the year dropped to 59% from 71% in 2008, and the Hotel’s ADR fell 18% from 2008.  Total revenues fell 30% from 2008’s total.  During 2009, we redesigned the Hotel’s pool deck, creating an exciting venue where guests can relax and where the Hotel can host social and business events.

As announced in September 2009, the Company and its partner, Fortune International, sold the project we owned together in Key Biscayne, Florida.  The project had stalled due to a combination of lack of financing as the result of the recession and the glut of unsold condominiums in South Florida.  We agreed with Fortune to test the market in the spring of last year and, in September, sold the project for $78 million.  After paying off existing debt and sale-related costs, the Company received approximately $12 million, including reimbursement of $2.7 million we advanced for project-related costs in 2009 and $9.3 million of net sale proceeds.  All told, the Company effectively sold the Sonesta Beach Resort property for $71 million:  the $60 million we received from Fortune in April 2005, plus approximately $2 million of additional sale proceeds over the next 18 months under the terms of our deal, and the $9 million of sale proceeds we received in September.  Included in our 2009 income is a $42 million pre-tax gain on this transaction.

During 2009, we successfully launched our U.S.-focused franchising program.  Although highly competitive, we believe there are opportunities to offer the Sonesta brand and marketing system to owners and operators of hotels that meet our brand criteria and are prepared to implement our service and operational standards.  In January 2010, we introduced our first franchised property under this program:  Sonesta Hotel Orlando Downtown is a 341-room hotel in Orlando that was formerly flagged as a Sheraton.  We are proud to welcome this hotel into the Sonesta Collection and expect to add other franchised hotels during 2010.

We were also pleased to maintain our two franchised properties in St. Maarten in the Collection.  Our contracts for Sonesta Maho Beach Resort & Casino and Sonesta Great Bay Resort & Casino have been extended for at least five (5) years.  Additionally, both properties will be upgraded, and the Company is providing a loan of $1,000,000 for this purpose.

In addition to the franchises in Orlando and St. Maarten, our franchise program in South America grew by five hotels, from eight properties to thirteen, during 2009 and early 2010.  The new properties are located in Valledupar, Colombia; Cusco, Peru; and Concepcion, Calama, and Osorno, Chile.  The Sonesta hotels in Chile, Colombia and Peru are operated by GHL Hoteles, which is based in Colombia.  The hotels in Brazil are operated by SuperClubs.  (We are pleased to report that the recent earthquake in Chile resulted in no loss of life at the Sonesta properties there, although Sonesta Hotel Concepcion suffered some damage.)

Although 2009 proved a particularly challenging year to access hotel opportunities in the U.S., we did not sit still.  In addition to launching our franchising program and introducing our first franchised hotel, we positioned the Company to exploit appropriate opportunities.  We continue to explore any opportunities that will add value to our brand and our Company, including franchises, management opportunities, and acquisitions.

In February 2010, we completed the refinancing of our Royal Sonesta Hotel Boston.  The existing loan was due to mature in July 2010, but we were able to lock in a lower interest rate for five (5) years with a Boston-based bank that will result in interest savings of approximately $700,000 per year.  The Company has provided a $5 million guaranty on the $32 million loan; in addition, we have deposited $5 million in a cash collateral account with the bank which will be released over a two-year period provided debt service coverage ratios reach stipulated targets.

If you would like additional information about Sonesta hotels, resorts, or cruises please visit our website at Sonesta.com

We appreciate the continued interest and support of our hotel owners, guests, partners, employees, and of you, our shareholders.

/s/ Peter J. Sonnabend
Peter J. Sonnabend
Executive Chairman of the Board

/s/ Stephanie Sonnabend
Stephanie Sonnabend
Chief Executive Officer and President

March 22, 2010

SONESTA INTERNATIONAL HOTELS CORPORATION
5-YEAR SELECTED FINANCIAL DATA

(In thousands except for per share data)

	2009	2008	2007	2006	__2005
Revenues	$60,458	$71,552	$67,938	$77,595	$88,125
Other revenues from managed and affiliated
properties	4,361	8,965	18,747	21,237	14,543
Total revenues	64,819	80,517	86,685	98,832	102,668
Operating income (loss)	(951)	6,671	2,228	(3,829)	(1,905)
Net interest expense	(2,463)	(1,788)	(1,292)	(1,441)	(2,836)
Other income(1)	41,859	574	250	_49	_4,054
Income (loss) before income taxes	38,445	5,457	1,186	(5,221)	(687)
Income tax provision (benefit)	13,168	1,377	(151)	(1,698)	(5,355)
Net income (loss)	$25,277	$4,080	$1,337	$(3,523)	$4,668

Basic and diluted net income (loss) pershare of common stock	$6.84	$1.10	$0.36	$(0.95)	$1.26

Cash dividends declared	$1.00	$1.35	$0.20	$0.20	$1.10

Net property and equipment	$34,270	$35,031	$37,303	$38,400	$72,799
Total assets	80,731	127,040	129,591	126,428	130,619
Long-term debt including currently payable portion	31,839	33,002	34,061	34,061	34,061
Common stockholders' equity	26,653	4,126	8,547	7,371	11,865
Common stockholders' equity per share	7.21	1.12	2.31	1.99	3.21
Common shares outstanding at end of year	3,698	3,698	3,698	3,698	3,698

(1) Includes pre-tax gain of $41,843,000 from the dissolution of a development partnership (see Note 3).

Market price data for the Company’s common stock showing high and low prices by quarter for each of the last two years is as follows:

	NASDAQ Quotations
	2009		2008
	High	Low	High	Low
First	$14.40	$6.48	$35.99	$18.93
Second	10.25	5.75	30.61	22.92
Third	12.69	8.00	27.97	18.78
Fourth	15.70	8.02	20.79	7.85

The Company’s common stock trades on the NASDAQ Stock Market under the symbol SNSTA.  As of February 16, 2010 there were 307 holders of record of the Company’s common stock.

A copy of the Company’s Form 10-K Report, which is filed annually with the Securities and Exchange Commission, is available to stockholders.  Requests should be sent to the Office of the Secretary at the Company’s Executive Office.  In addition, this report may be accessed through the link to the SEC’s website on sonesta.com.

Performance Graph

The following graph compares the annual percentage change in the cumulative total stockholder return on the Company’s Common Stock against the cumulative total return of the NASDAQ Stock Market (US Companies) and the NASDAQ Hotels and Motels Stocks (SIC 7010-7019) for the five-year period commencing December 31, 2004 and ending December 31, 2009.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The Company's consolidated financial statements include the revenues, expenses, assets and liabilities of Royal Sonesta Hotel Boston, Royal Sonesta Hotel New Orleans and the Company’s investment in a partnership which owned the site of the former Sonesta Beach Resort Key Biscayne. The Boston property is owned by the Company, and the New Orleans hotel is operated under a long-term lease. The financial statements also include the Company’s revenues and expenses from the management of properties in the United States and Egypt, and license fee income from properties in New Orleans, Louisiana (until October 2008); St. Maarten, Brazil, Chile, Colombia and Peru.

Results of Operations
During 2009, the Company recorded net income of $25,277,000, or $6.84 per share, compared to net income of $4,080,000, or $1.10 per share, during 2008.  A reconciliation of the $21,197,000 increase in earnings follows (in thousands):

Gain from dissolution of development partnership	$41,843
Decrease in operating income Royal Sonesta Boston	(3,566)
Increase in operating income Royal Sonesta New Orleans	605
Decrease in income from Management Agreement settlement during 2008	(3,279)
Increase in operating loss from management activities	(1,382)
Decrease in interest income	(780)
Other changes	(453)
Increase in pre-tax income	32,988
Increase in tax expense	(11,791)
Increase in net income 2009 compared to 2008	$21,197

•
In 2009, the Company recorded a pre-tax of gain of $41,843,000, following the sale of assets by a development partnership in which the Company was a 50% owner (see Note 3, Investment in Development Partnership).

•
Royal Sonesta Hotel Boston experienced a difficult year, during which revenues declined in excess of $6 million, or 21%, in a very competitive Boston hotel market.  The primary reason for the decline was a decrease in group and convention business.

•
Revenues at Royal Sonesta Hotel New Orleans decreased by a modest 3% during the 2009 recession year due to a strong 2009 fourth quarter compared to the same period a year ago.  Operating income increased due to lower costs and operating expenses and lower rent expense.

•
During the 2008 third quarter, the Company recorded pre-tax income of $3,279,000 related to the settlement of a dispute with the owner of Trump International Sonesta Beach Resort Sunny Isles (see Note 2).  The Company terminated the management agreement for this property effective April 1, 2008.

•
Income from management activities decreased primarily as a result of lower income from the Company’s managed properties in Egypt and lower income from Sonesta Bayfront Hotel Coconut Grove.  The Company had no income from Trump International Sonesta Beach Resort Sunny Isles during 2009 (see Note 2 – Operations).

•	Interest income declined due to lower investment returns on the Company’s cash balances.

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

	TOTAL REVENUES (in thousands)
	NO. OF
	ROOMS	2009	2008	2007

Royal Sonesta Hotel Boston	400	$24,462	$30,778	$29,377
Royal Sonesta Hotel New Orleans	500	31,679	32,795	31,888
Management and service fees		4,317	7,979	6,673
Total revenues, excluding other revenues from
managed and affiliated properties		$60,458	$71,552	$67,938

2009 versus 2008:  Total revenues, excluding other revenues from managed and affiliated properties, were $60,458,000 in 2009 compared to $71,552,000 in 2008, a decrease of $11,094,000.  Revenues at Royal Sonesta Hotel Boston decreased by $6,316,000 in 2009 compared to 2008, representing a 21% decrease.  The Boston hotel market was severely impacted by the economic recession in 2009.  Revenues at Royal Sonesta Hotel New Orleans declined by a modest 3%, despite the poor economic conditions.  During the 2009 fourth quarter, revenues increased compared to a year ago, as demand improved in the City of New Orleans.  Revenues from management activities decreased from $7,979,000 in 2008 to $4,317,000 in 2009.  This was primarily the result of decreased fee income from the Company’s managed operations in Egypt, and lower fee income from Sonesta Bayfront Hotel Coconut Grove, as well as no fee income from Trump International Sonesta Beach Resort Sunny Isles, which the Company stopped operating as of April 1, 2008.  In addition, the Company experienced a decline in  income from hotels to which it licenses the use of its name as well as other corporate activities including purchasing, training and reservation services.  A more detailed analysis of the revenues by hotel, and of our management income, follows.

Royal Sonesta Hotel Boston reported revenues of $24,462,000 during 2009, compared to $30,778,000 in 2008, representing a $6,316,000, or 21%, decrease.  Room revenues decreased by $4,702,000, due to a 23% decrease in room revenues per available room (“REVPAR”).  The hotel’s occupancy levels were down by three percentage points compared to 2008, but the majority of the decline in revenues was due to a reduction in average daily room rates achieved.  The decline in room revenues was due primarily to a decrease in revenue generated from the group and convention market segment.  Business from this market segment depends heavily on high levels of corporate spending, which was severely impacted by the economic recession.  The decrease in group and convention business also effected the hotel’s competitors, which resulted in increased competition for available transient business.  Room nights sold in the transient market segment actually increased in 2009 compared to 2008, but the hotel had to discount its rates substantially to capture this additional transient business.  Revenues from other sources, which are primarily from food and beverage sales, decreased by $1,614,000, or 16%, in 2009 compared to 2008.  Banquet revenues, which depend heavily on group and convention business at the hotel, decreased substantially, but this decrease was partially offset by an increase in revenue from the hotel’s ArtBar restaurant, which was renovated during 2008.

Royal Sonesta Hotel New Orleans reported a decrease in revenues of $1,116,000, or 3%, to $31,679,000 in 2009.  This decrease was entirely due to a $1,135,000 decrease in room revenues.  The hotel’s REVPAR in 2009 decreased by 5%, primarily as a result of a decrease in group and convention business.  Room nights sold to the transient market segment during 2009 equaled those sold in 2008.  Revenues from other sources increased by $19,000 in 2009 compared to 2008.  Decreases in banquet revenues due to the reduced group and convention business was partially offset by increased revenues from the hotel’s Desire restaurant as well as increased beverage revenues.  The beverage revenue increase was mainly due to the transformation of the hotel’s main lounge into Irvin Mayfield’s Jazz Playhouse during early 2009.

Revenues from management activities decreased from $7,979,000 in 2008 to $4,317,000 in 2009.  Management income from the Company’s collection of managed hotels and cruise ships in Egypt decreased by $1,077,000 in the 2009 period compared to last year, primarily due to the fact that it did not achieve stipulated profit levels in two of its resorts which it needs to achieve in order to earn incentive fees.  In general, business levels in Egypt declined only moderately.  Management income from Sonesta Bayfront Hotel Coconut Grove decreased by $853,000 due to the sharp decline in net operating income in 2009.  The Company is committed to an annual minimum return payment to the hotel’s owner, and the Company eliminates fees from its income to the extent net operating income is insufficient to pay this minimum return.  Management income during 2008 included $840,000 from Trump International Sonesta Beach Resort Sunny Isles.  The management agreement for this resort was terminated by the Company effective April 1, 2008.  The remaining decrease in management fee income was primarily from lower income from two hotels in St. Maarten to which the Company has licensed the use of its name, and lower income earned from Corporate services, including purchasing, training and reservation services.

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

Revenues at Royal Sonesta Hotel New Orleans during 2008 totaled $32,795,000 compared to $31,888,000 during 2007, representing an increase of $907,000, or 3%.  In general, hotel business in New Orleans continued to improve during the first eight months of 2008 from the downturn in business following Hurricane Katrina in 2005.  September revenues, however, were impacted by Hurricanes Gustav and Ike, and fourth quarter 2008 revenues were affected by decreased business volumes resulting from worsened economic conditions.  Room revenues increased by $771,000 in 2008 due to a 4% REVPAR increase which was entirely due to higher average room rates achieved.  Revenues other than rooms increased by $215,000 due to increased banquet revenues.  Revenues from the hotel’s laundry, which also services third party hotels, decreased by $79,000 in 2008 compared to 2007 due to the loss of revenues from Chateau Sonesta Hotel New Orleans, which was operated by the Company under a management agreement until October 2007.

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

Operating Income

	OPERATING INCOME/(LOSS) (in thousands)
	2009	2008	2007

Royal Sonesta Hotel Boston	$1,898	$5,464	$4,926
Royal Sonesta Hotel New Orleans	749	144	885
Operating income from hotels after management and service fees	2,647	5,608	5,811
Management activities and other income	(3,598)	(2,216)	(3,583)
Subtotal	(951)	3,392	2,228
Income from Management Agreement settlement, net	--	3,279	--
Operating income (loss)	$(951)	$6,671	$2,228

2009 versus 2008:  The Company recorded an operating loss of $951,000 in 2009 compared to operating income of $6,671,000 in 2008, a decrease of $7,622,000.  During the 2008 third quarter, the Company recorded pre-tax income of $3,279,000 related to the settlement of a dispute with the owner of Trump International Sonesta Beach Resort Sunny Isles.  The Company terminated the management agreement for this property effective April 1, 2008.  Operating income at Royal Sonesta Hotel Boston decreased by $3,566,000, primarily due to a 21% decrease in revenues.  Operating income at Royal Sonesta New Orleans increased by $605,000, as decreased expenses, including rent expense, more than offset the modest decrease in revenues during 2009.  Operating losses from management activities increased from $2,216,000 in 2008 to $3,598,000 in 2009, primarily due to lower fee income from the Company’s managed hotels and cruise ships in Egypt, and lower fee income from Sonesta Bayfront Hotel Coconut Grove and Trump International Sonesta Beach Resort Sunny Isles.  A more detailed discussion of the changes in operating income by location follows.

Royal Sonesta Hotel Boston reported operating income of $1,898,000 during 2009 compared to $5,464,000 during 2008, a decrease of $3,566,000.  A decrease in revenues of $6,316,000 was partially offset by a decrease of $2,750,000, or 11%, in expenses.  Costs and operating expenses decreased by $1,764,000, primarily due to lower payroll costs.  During 2009, the hotel reduced staffing levels in all operating departments, and in addition eliminated certain management positions.  Employee benefit costs also decreased due to the suspension of matching contributions to the Company’s 401(k) plan, and the fact that no bonuses were paid to hotel management for the year 2009.  The remaining decrease in expenses was primarily from lower administrative and general costs, including credit card commissions, and lower advertising, human resources and maintenance expenses.

Operating income at Royal Sonesta Hotel New Orleans increased from $144,000 during 2008 to $749,000 in 2009.  Decreases in revenues of $1,116,000 in 2009 were more than offset by a decrease in expenses of $1,721,000.  The decrease in expenses was mainly due to lower costs and operating expenses and rent expense.  Costs and operating expenses decreased by $650,000, or 4%, mainly due to lower payroll and benefits costs and lower utility costs.  Rent expense decreased by $959,000.  The Company operates Royal Sonesta Hotel New Orleans under a lease, under which rent payable to the landlord equals 75% of net cash flow.  The savings in rent was due to lower operating profits, as well as an increase in capital expenditures in 2009 compared to 2008.  Capital expenditures are deducted from cash flow for rent purposes.

The Company’s loss from management activities, which is computed after giving effect to management and marketing fees from owned and leased hotels, increased from $2,216,000 in 2008 to $3,598,000 in 2009.  Revenues from management activities decreased by $3,662,000, which decrease was partially offset by a decrease in expenses related to these activities of $2,280,000.  Corporate office costs during 2009 decreased because of lower employee benefit costs due to the suspension of matching 401(k) plan contributions, and lower bonus expense.  Corporate salaries were frozen during 2009.  In addition, 2008 expenses included an amount of $720,000 related to an employment agreement with Roger Sonnabend, the Company’s former Executive Chairman of the Board, who passed away in December 2008.  Expenses in 2008 also included legal fees and other costs related to a hotel project in Miami.  The Company started to work on this project during the summer of 2008 but decided in February 2009 not to pursue this opportunity.  Lastly, the 2008 period included additional depreciation expense of $567,000 related to accelerated depreciation of an investment the Company made in Trump International Sonesta Beach Resort Sunny Isles, following the Company’s termination of the management agreement for this hotel effective April 1, 2008.

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

The Company’s loss from management activities, which is computed after giving effect to management fees from owned and leased hotels, decreased by $1,367,000 to $2,216,000 in 2008.  Revenues increased by $1,306,000, primarily from increased fee income from the Company’s managed operations in Egypt.  Expenses related to these activities decreased by $61,000.  Corporate expenses in 2008 included $720,000 related to an employment agreement with Roger Sonnabend, the Company’s former Executive Chairman of the Board who passed away in December 2008.  The 2008 expenses also included approximately $250,000 in costs related to a hotel project in Miami.  The Company started to work on this project during the summer of 2008, but decided in February 2009 not to pursue this opportunity.  The Company also incurred higher legal costs related to the negotiation of management agreements for additional hotels, including the aforementioned project.  Expenses in 2007 included $691,000 based on an employment agreement following the retirement of a long term Company executive, Mr. Paul Sonnabend.  In addition, the Company spent approximately $265,000 in 2007 on legal and other costs in connection with a review of the Company’s strategic options to enhance shareholder value.

Other Income and Deductions

Interest expense, which consists entirely of interest paid on the Company’s mortgage loan secured by Royal Sonesta Hotel Boston, decreased by $105,000 in 2009 compared to 2008 and by $42,000 in 2008 compared to 2007, due to principal payments made on the loan during these two years.

Interest income decreased from $1,720,000 in 2007 to $1,182,000 in 2008, and to $402,000 in 2009.  The decrease in 2009 was the result of lower income earned on the Company’s short-term cash investments, due to lower rates of return.  In addition, the 2008 period included interest earned on a loan to the owner of Sonesta Bayfront Hotel Coconut Grove, which was repaid during 2008.  The decrease in interest income was partially offset by interest earned on a new loan made to the owners of Sonesta Beach Resort and Sonesta Club, in Sharm El Sheikh.

During 2009 the Company reported a gain of $41,843,000 following the dissolution of a development partnership in which the Company owned a 50% limited interest.  The partnership sold the land and improvements formerly comprising Sonesta Beach Resort Key Biscayne during the 2009 third quarter (see Note 3, Investment in Development Partnership).  Also included in 2009 is a gain of approximately $34,000 on the sale of a condominium unit in Trump International Sonesta Beach Resort Sunny Isles, which the Company managed until April 1, 2008.  The $576,000 gain on sale of assets in 2008 resulted primarily from a $422,000 gain on the sale of a co-op unit the Company owned in New York City to the Company’s Executive Chairman.  The sale price was $700,000.  The Company’s Board of Directors approved this transaction.  In addition, the Company realized a gain on the sale of art in 2008.

Federal, State and Foreign Income Taxes

During 2009 the Company recorded a tax expense of $13,168,000 on pre-tax income of $38,445,000.  This tax expense is approximately the same as the statutory federal income tax rate.  State tax expense on income attributed to Louisiana, Florida and Massachusetts was partially offset by general business tax credits and an adjustment to the gain reported on the Key Biscayne transaction (see Note 3) which is not subject to tax.

In 2008, the Company recorded a net tax provision of $1,377,000 on its pre-tax income of $5,457,000.  The Company was able to take substantial credits for foreign taxes paid in 2008, and for foreign taxes paid in prior years which had been carrying forward.  In addition, the Company benefited from current and prior year’s general business credits, including work opportunity tax credits related to Hurricane Katrina.  The Company also recorded a state income tax benefit of $216,000 for Massachusetts taxes resulting from changes enacted in tax laws during 2008.  These changes include conforming to federal entity classification rules and adopting a unitary method of taxation.

Liquidity and Capital Resources

The Company had cash and cash equivalents of approximately $35 million at December 31, 2009.  As of that date, the majority of these funds were held in money market mutual funds and non-interest bearing bank accounts.

In September 2009 the Company received $12,076,000 in connection with the sale by a partnership, in which the Company owned a 50% limited partnership interest, of the land and improvements formerly comprising Sonesta Beach Resort Key Biscayne.  This payment included the repayment of advances made by the Company to the partnership during 2009 of $2,664,000 and, in addition, $9,412,000 for its share of the sale proceeds of the assets (see Note 3, Investment in Development Partnership).

During 2009, the Company paid dividends totaling $1.25 per share ($4,623,000).  In 2008, the Company paid dividends totaling $1.20 per share ($4,438,000).

The Company contributed $934,000 and $1,280,000 to its Pension Plan in 2009 and 2008, respectively.

In December 2009, the Company agreed to loan $1,000,000 to the owners of two hotels in St. Maarten, to which the Company licenses the use of its name.  The Company expects to fund this loan during 2010.

In August 2009, the Company loaned a total of $1,363,000 to the owner of Sonesta St. George Hotel Luxor and Sonesta St. George I Cruise Ship, which are both managed by the Company.  The loan consisted of cash advances of $500,000 and a conversion of receivables for fees and expenses due to the Company from the hotel and the ship.  The proceeds of the loan helped fund improvements to the Luxor hotel, including additional rooms and meeting facilities.  The hotel’s owner also agreed to an extension of the management agreement by 5 years.

In February 2010, the Company refinanced the mortgage loan secured by Royal Sonesta Hotel Boston.  The existing loan in the principal amount of $31,645,000, which was to mature in July 2010, was replaced by a $32 million loan.  The Company paid a 1% fee at closing, and incurred legal and other costs related to the new loan.  The interest rate on the new, 5-year loan is 6.4%, compared to 8.6% on the loan which was refinanced.  The annual interest savings as a result of the lower interest rate is approximately $700,000.  As part of the security for the new loan, the Company agreed to fund a restricted cash collateral account in the amount of $5 million (see Note 5 – Borrowing Arrangements).

The Company operates Sonesta Bayfront Hotel Coconut Grove, in Miami, which is a condominium hotel that opened in April 2002.  Under its agreements, the Company is committed to fund net operating losses, and to provide the hotel’s owner with a minimum annual return ($419,000 during 2009), adjusted annually by increases in the Consumer Price Index (“CPI”).  The management agreement can be terminated by the hotel’s owner if the Company fails to cure shortfalls against a minimum target return ($978,000 during 2009), adjusted annually by increases in the CPI.  The hotel’s 2008 net operating profit was sufficient to cover the owner’s target return and the Company’s fees from the hotel of $1,039,000.  In 2009, the hotel’s net operating profit fell short of the target return but was sufficient to cover the minimum annual return and fees to the Company totaling $150,000.  The Company has decided not to fund the owner’s target return for 2009, and notified the owner of same in January 2010.  As a result, the owner had the right to terminate the management agreement provided it sent the Company a termination notice on or before March 3, 2010, but the hotel’s owner did not exercise this right.  (While the hotel’s owner has claimed that the notice deadline was extended beyond March 3, 2010, the Company has advised the owner of its position that the deadline has passed.)  In October 2008, the Company received $2,627,000 in connection with the repayment of a loan made to the owner of the hotel for initial furniture, fixtures and equipment and pre-opening expenses.

The Company made a loan of $500,000 to the owner of Sonesta Beach Resort Sharm El Sheikh in January 2010, to help finance the construction of additional hotel rooms and facilities.  In January 2008, the Company agreed to convert approximately $1.6 million of receivables for fees and expenses from the two hotels it manages in

Sharm El Sheikh, Egypt into a five-year loan.  This was part of a transaction which also included the extension until 2024 of the management agreement for Sonesta Club Sharm El Sheikh, which otherwise would have expired at the end of 2009.  In return, the Company agreed to pay $500,000, which payment was made by reducing outstanding receivables from Sonesta Club.

Company management believes that its present cash balances will be more than adequate to meet its cash requirements for 2010 and for the foreseeable future.

As of December 31, 2009, the Company’s fixed contractual obligations were as follows (in thousands):

	YEAR
	2010	2011	2012	2013	2014	Thereafter	Total

Long-Term Debt Obligations	$2,725	$2,569	$2,569	$2,569	$2,569	$29,582	$42,583
Operating Leases	737	625	291	104	--	--	1,757
Total	$3,462	$3,194	$2,860	$2,673	$2,569	$29,582	$44,340

The Company’s hotels also have certain purchase obligations, primarily for maintenance and service contracts.  These are not included in the contractual obligations since the amounts committed are not material, and because the majority of these contracts may be terminated on relatively short notice.

Economic Outlook
The economic recession affected the Company’s business during 2009.  Hotel business depends heavily on economic activity, and the Company’s U.S. hotels were impacted in 2009 both from lower consumer demand as well as diminished corporate spending.  The Company’s Boston and New Orleans hotels depend heavily on corporate groups and conventions, and reduced corporate spending has a significant negative impact on these market segments.  The expectation for 2010 is that revenues will show modest growth, at best, which in turn will mean that hotel profits will remain depressed.  During 2009, the Company froze salaries and cut employee benefits.  For 2010, only modest increases were awarded.  The refinancing of the mortgage loan secured by Royal Sonesta Hotel Boston will result in annual interest savings of approximately $700,000 starting in February 2010.

It is impossible to predict the extent of the impact of the continued poor economic conditions on the Company’s 2010 results.  The Company has adequate cash resources to continue operations, and meet its foreseeable needs.

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

•
Sonesta Bayfront Hotel Coconut Grove – the Company operates a condominium hotel under a management agreement, under which it is committed to fund net operating losses, and provide the owner with minimum annual returns ($419,000 during 2009), adjusted annually by increases in the Consumer Price Index.  In addition, the management agreement may be subject to termination if the Company elects not to cure shortfalls against a minimum target return ($978,000 during 2009), adjusted annually by increases in the Consumer Price Index.  Under its agreements, the Company is entitled to management and marketing fees based on revenues, and incentive fees based on profits.  In case the aforementioned annual minimum returns and minimum target returns are not met, the Company’s policy is to eliminate management and marketing fees from its revenues.  If the amount of the shortfall exceeds the fee income, the Company will book the additional amount as an administrative and general expense.

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

•
Accounting for 2005 Asset Transfer – in April 2005, the Company completed the transfer of the land and improvements of Sonesta Beach Key Biscayne to a development partnership, of which the Company was a 50% partner.  At that time, the Company received non-refundable proceeds of approximately $60 million, and was entitled to a priority return of an additional $60 million from the sale proceeds of residential condominium units to be constructed on the site.  Since the Company had a continuing involvement in the ownership of the development, the initial gain was being deferred.  In 2009, the development partnership sold its assets and the Company realized the previously deferred gain (see Note 3 – Investment in Development Partnership).

Quantitative and Qualitative Disclosure of Market Risk

The Company is exposed to market risk from changes in interest rates.  As of December 31, 2009 the Company used fixed rate debt to finance the ownership of Royal Sonesta Boston.  In February 2010, the loan was replaced with a new $32 million loan that has a variable interest rate based on LIBOR, but the Company has entered into an interest rate swap agreement that provides for a 6.4% fixed interest rate for the term of the loan.  The table that follows summarizes the Company’s fixed rate debt obligations, and presents the fair value of the debt based on current prevailing interest rates for similar financing. This information should be read in conjunction with Note 5 — Borrowing Arrangements.

Short and Long Term Debt (in thousands) maturing in:

	YEAR
	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
Fixed rate	$594	$563	$600	$639	$681	$29,118	$32,195	$32,195
Average interest rate	6.5%	6.4%	6.4%	6.4%	6.4%	6.4%

Selected Quarterly Financial Data

Following are selected quarterly financial information for the years ended December 31, 2009 and 2008.

	(in thousands except for per share data)
	2009
	1st	2nd	3rd	4th
Revenues	$13,103	$16,497	$14,517	$16,341
Other revenues from managed and
affiliated properties	1,221	1,082	1,045	1,013
Total revenues	14,324	17,579	15,562	17,354
Operating income (loss)	(2,400)	363	148	938
Net income (loss)	(2,212)	(109)	27,379	219
Net income (loss) per share	$(0.60)	$(0.03)	$7.41	$0.06

	2008
	1st	2nd	3rd	4th
Revenues	$17,798	$20,422	$16,398	$16,934
Other revenues from managed and
affiliated properties	5,117	1,346	1,286	1,216
Total revenues	22,915	21,768	17,684	18,150
Operating income (loss)	80	2,730	4,411	(550)
Net income (loss)	90	1,506	2,792	(308)
Net income (loss) per share	$0.02	$0.41	$0.76	$(0.09)

Fourth Quarter Results

Revenues

	TOTAL REVENUES (in thousands)
	NO. OF
	ROOMS	2009	2008

Royal Sonesta Hotel Boston	400	$6,324	$7,344
Royal Sonesta Hotel New Orleans	500	8,685	7,884
Management and service fees		1,332	1,706
Total revenues, excluding other revenues from managed and affiliated properties		$16,341	$16,934

Total revenues, excluding other revenues from managed and affiliated properties, during the fourth quarter of 2009 were $16,341,000 compared to $16,934,000 during the fourth quarter of 2008, a decrease of $593,000.

Royal Sonesta Hotel Boston reported fourth quarter 2009 revenues of $6,324,000 compared to $7,344,000 in the fourth quarter of 2008, representing a $1,020,000, or 14%, decrease.  Economic conditions continued to effect the demand for hotel rooms in the Boston market during the fourth quarter.  The decrease was almost entirely due to an $883,000 decrease in room revenues, resulting from an 18% decrease in room revenue per available room (“REVPAR”).  The hotel’s occupancy levels during the fourth quarter of 2009 were actually slightly higher compared to 2008, but the hotel’s average daily room rates declined substantially.  The hotel’s group and convention business continued to decline during the 2009 fourth quarter.  Lack of corporate group and convention business has created strong competition for transient business, which led to a decline in room rates from this market segment.  Revenues from other sources declined by $137,000 in the 2009 fourth quarter due to a decrease in banquet revenues, resulting from the decrease in group and convention business.

Royal Sonesta Hotel New Orleans reported 2009 fourth quarter revenues of $8,685,000, which represented an increase of $801,000 compared to 2008 fourth quarter revenues of $7,884,000.  Demand in New Orleans improved during the 2009 fourth quarter, resulting in a $486,000 increase in room revenues, due to a 10% REVPAR increase.  This increase was entirely due to higher occupancy levels.  Business from both the group and convention as well as the transient market segments were up during the 2009 fourth quarter.  Revenues from other sources increased by $315,000, which included increased banqueting and beverage sales.

Revenues from management activities decreased from $1,706,000 in the 2008 fourth quarter to $1,332,000 during the 2009 fourth quarter, a decrease of $374,000.  This was mainly due to a $250,000 decrease in fee income from the Company’s managed hotels in Egypt.  Profit levels at two of the Company’s resorts in Egypt fell short of thresholds which the hotels need to achieve in order for the Company to earn incentive fees.

Operating Income

	OPERATING INCOME (LOSS) (in thousands)
	2009	2008

Royal Sonesta Hotel Boston	$676	$1,257
Royal Sonesta Hotel New Orleans	388	(373)
Operating income from hotels after management and service fees	1,064	884
Management activities and other income	(126)	(1,434)
Operating income (loss)	$938	$(550)

The Company reported operating income of $938,000 during the fourth quarter of 2009, compared to an operating loss of $550,000 in the fourth quarter of 2008.

Operating income at Royal Sonesta Hotel Boston decreased from $1,257,000 in the fourth quarter of 2008 to $676,000 during the fourth quarter of 2009, a $581,000 decrease.  Revenues during the fourth quarter decreased by $1,020,000, which decrease was partially offset by a $439,000, or 7%, decrease in expenses.  Costs and operating expenses decreased by $188,000, due to a decrease in payroll and employee benefits costs.  In addition, expenses for administrative and general, sales and marketing, human resources, and depreciation decreased compared to last year.

Royal Sonesta Hotel New Orleans reported operating income of $388,000 in the 2009 fourth quarter, an improvement of $761,000 compared to the $373,000 operating loss in the fourth quarter of 2008.  Revenues increased by $801,000 in the 2009 period, which increase was partially offset by a very slight $40,000 increase in overall expenses.  Modest increases in costs and operating expenses, sales and marketing expense and maintenance costs were partially offset by decreases in administrative and general expenses.  During the 2008 fourth quarter, the hotel expensed $303,000 for costs incurred during 2006, 2007 and 2008 related to the potential addition of a spa in the hotel, following its decision to postpone this project indefinitely because of the high costs.

Operating loss from management activities, which is computed after giving effect to management and marketing fees from owned and leased hotels, decreased from $1,434,000 during the fourth quarter of 2008 to $126,000 during the 2009 fourth quarter.  Decreases in revenues from these activities of $374,000 were more than offset by a decrease in expenses of $1,682,000 during the 2009 fourth quarter.  The reduction in corporate costs was entirely due to a decrease in administrative and general expenses.  During the 2008 fourth quarter, administrative and general expense included an amount of $720,000 related to an employment agreement with Roger Sonnabend, the Company’s former Executive Chairman of the Board, who passed away in December 2008.  Expenses in 2008 also included legal fees and other costs related to a hotel project in Miami.  The Company incurred these costs during 2008 but decided in early 2009 not to pursue this opportunity.  During the 2009 fourth quarter, the Company reversed an expense totaling $376,000 related to Sonesta Bayfront Hotel Coconut Grove.  During the first nine months of 2009, the Company provided for the cost to cure a target return under the contract for this hotel.  In January 2010, the Company decided not to cure this target return for the 2009 calendar year (see also Note 2, Operations).  Administrative and general expenses in the 2009 quarter were also lower compared to 2008 due to decreases in employee benefits costs, following the suspension of matching 401(k) contributions starting in April 2009, and due to lower bonus expense.

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2009 and 2008
(in thousands, except for per share data)

	2009	2008
Revenues:
Rooms	$35,215	$41,052
Food and beverage	16,209	17,519
Management, license and service fees	4,302	7,956
Parking, telephone and other	4,732	5,025
	60,458	71,552
Other revenues from managed and affiliated properties	4,361	8,965
Total revenues	64,819	80,517

Costs and expenses:
Costs and operating expenses	28,009	30,819
Advertising and promotion	5,688	5,608
Administrative and general	12,363	14,405
Human resources	904	1,191
Maintenance	3,395	3,549
Rentals	4,486	5,392
Property taxes	1,385	1,358
Depreciation and amortization	5,179	5,838
	61,409	68,160
Other expenses from managed and affiliated properties	4,361	8,965
Total costs and expenses	65,770	77,125

Income from Management Agreement settlement, net	--	3,279

Operating income (loss)	(951)	6,671

Other income (deductions):
Interest expense	(2,865)	(2,970)
Interest income	402	1,182
Foreign exchange loss	(16)	(2)
Gain on sales of assets and dissolution of development partnership	41,875	576
	39,396	(1,214)
Income before income taxes	38,445	5,457
Income tax expense	13,168	1,377
Net income	$25,277	$4,080

Basic and diluted income per share	$6.84	$1.10

Dividends per share	$1.00	$1.35
Weighted average number of shares outstanding	3,698	3,698

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED BALANCE SHEETS

December 31, 2009 and 2008
(in thousands, except for per share data)

	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	$35,557	$37,463
Restricted cash	--	175
Accounts and notes receivable:
Trade, less allowance of $70 ($59 in 2008) for doubtful accounts	5,092	5,407
Other, including current portion of long-term receivables andadvances	1,242	1,001
Total accounts and notes receivable	6,334	6,408
Inventories	623	628
Current deferred tax assets	476	462
Prepaid expenses and other current assets	1,242	2,163
Total current assets	44,232	47,299

Long-term receivables and advances	1,354	992

Deferred tax assets	--	9,049

Investment in development partnership (see Note 3)	--	33,666

Property and equipment, at cost:
Land and land improvements	2,102	2,102
Buildings	25,721	25,610
Furniture and equipment	30,859	30,150
Leasehold improvements	9,109	8,785
Projects in progress	64	472
	67,855	67,119
Less accumulated depreciation and amortization	33,585	32,088
Net property and equipment	34,270	35,031

Other long-term assets	875	1,003
	$80,731	$127,040

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED BALANCE SHEETS

	2009	2008
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$594	$1,163
Accounts payable	2,887	3,747
Advance deposits	1,103	1,281
Accrued income taxes	327	402
Accrued liabilities:
Salaries and wages	1,278	1,772
Rentals	3,741	4,787
Interest	236	244
Pension and other employee benefits	2,064	1,612
Other	1,028	862
	8,347	9,277
Total current liabilities	13,258	15,870

Long-term debt	31,245	31,839

Deferred gain (see Note 3)	--	64,481

Pension liability, non-current	6,554	9,338

Other non-current liabilities	1,082	1,386

Deferred tax liabilities	1,939	--

Commitments and contingencies (see Note 7)

Stockholders’ equity:
Common stock:
Class A, $.80 par value
Authorized--10,000 shares
Issued – 6,102 shares at stated value	4,882	4,882
Retained earnings	35,734	14,155
Treasury shares – 2,404, at cost	(12,053)	(12,053)
Accumulated other comprehensive loss	(1,910)	(2,858)
Total stockholders’ equity	26,653	4,126
	$80,731	$127,040

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the years ended December 31, 2009 and 2008
(in thousands, except for per share data)

Common Shares Outstanding		Class A Common Stock	Treasury Shares at Cost	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity

3,698	Balance January 1, 2008	$4,882	$(12,053)	$15,068	$650	$8,547
--	Cash dividends declared on common stock ($1.35 per share)	--	--	(4,993)	--	(4,993)
--	Net income	--	--	4,080	--	4,080
--	Pension plan, actuarial loss recognized	--	--	--	(3,508)	(3,508)
3,698	Balance December 31, 2008	4,882	(12,053)	14,155	(2,858)	4,126
--	Cash dividends declared on common stock ($1.00 per share)	--	--	(3,698)	--	(3,698)
--	Net income	--	--	25,277	--	25,277
--	Pension plan, actuarial gain recognized	--	--	--	948	948
3,698	Balance December 31, 2009	$4,882	$(12,053)	$35,734	$(1,910)	$26,653

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, 2009 and 2008
(in thousands)

	2009	2008

Net income	$25,277	$4,080

Other comprehensive income (loss), net of tax:
Pension Plan, actuarial income (loss) recognized	948	(3,508)

Comprehensive income	$26,225	$572

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2009 and 2008
(in thousands)

	2009	2008
Cash provided (used) by operating activities
Net income	$25,277	$4,080
Adjustments to reconcile net income to net cash
provided (used) by operating activities
Depreciation and amortization of property and equipment	5,179	5,838
Other amortization and non-cash expenses	92	262
Deferred federal and state income tax provision	11,994	353
Gain on sales of assets and dissolution of development partnership	(41,875)	(576)

Changes in assets and liabilities
Restricted cash	175	1,526
Accounts and notes receivable	(44)	(39)
Inventories	5	(21)
Prepaid expenses and other	(146)	71
Accounts payable	64	(1,301)
Advance deposits	(178)	(1,655)
Income taxes	953	(223)
Accrued liabilities	(2,474)	(319)
Cash provided (used) by operating activities	(978)	7,996

Cash provided by investing activities
Proceeds from sales of assets	257	1,058
Payments received from development partnership	9,412	125
Expenditures for property and equipment	(4,612)	(3,494)
New loans and advances	(3,224)	(135)
Payments received on long-term receivables and advances	3,025	4,789
Cash provided by investing activities	4,858	2,343

Cash used in financing activities
Repayments of long-term debt	(1,163)	(1,058)
Cash dividends paid	(4,623)	(4,438)
Cash used in financing activities	(5,786)	(5,496)
Net increase (decrease) in cash and cash equivalents	(1,906)	4,843
Cash and cash equivalents at beginning of year	37,463	32,620
Cash and cash equivalents at end of year	$35,557	$37,463

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation and Significant Accounting Policies

Basis of Presentation:

Sonesta International Hotels Corporation (the Company) is engaged in the operation of hotels in Boston, Massachusetts and New Orleans, Louisiana.  The Company also operates, under management agreements, hotels in Coconut Grove, Florida, and Sunny Isles, Florida (until March 2008); and in Cairo, Sharm El Sheikh, Luxor, Taba, Hurghada and Port Said (until March 2009), Egypt.  The Company also manages five Nile River cruise ships in Egypt.  Sonesta has granted licenses, for which it receives fees, for the use of its name for hotels in St. Maarten, Brazil, Chile, Colombia and Peru.

Principles of Consolidation:

The consolidated financial statements include the results of operations of wholly-owned and leased properties, and fee income and certain revenues and costs from reimbursable expenses incurred at managed and affiliated properties.  All significant intercompany balances and transactions have been eliminated.  The Company has identified certain of its management agreements as variable interest entities.  However, the Company does not believe it bears the majority of the risk of loss from the variable interest entity’s activities, nor is it entitled to receive the majority of the variable interest entity’s residual returns.  As a result, these entities are not consolidated in the Company’s financial statements.

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

Revenue Recognition:

The Company’s revenues are primarily derived from (1) owned and leased hotels, (2) management, license and service fees and (3) other revenues from managed and affiliated properties.

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

•
Other revenues from managed and affiliated properties – The reimbursements of certain expenses incurred on behalf of managed and affiliated properties, and the costs incurred on behalf of owners of managed properties are recorded on a “gross” basis in revenues and costs.  These costs relate primarily to payroll and related costs of managed properties in which the Company is the employer.  The revenue for these costs is included in Other revenue from managed and affiliated properties and the offsetting expense is included in Other expenses from managed and affiliated properties.

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

Income Taxes:

We use the asset and liability method to account for income taxes.  Under this method, deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes and tax carry forwards, as determined under enacted tax laws and rates.  The Company and its United States subsidiaries file a consolidated federal income tax return.  Federal and foreign income taxes are provided on earnings of foreign subsidiaries.

Fair Value of Financial Instruments:

The Company's financial instruments consist of cash and cash equivalents, accounts and notes receivable, accounts payable and long-term debt.  The Company believes that the carrying value of its financial instruments approximates their fair values.  The majority of the Company’s cash and cash equivalents at December 31, 2009 were held in money market mutual funds and non-interest bearing bank accounts.  The book balance at December 31, 2009 of the Company’s long-term debt, which carries an interest rate of 8.6%, is $31,839,000, which approximates its fair value.

Fair Value Measurements:

Effective January 1, 2008, the Company adopted the new standard regarding fair value which establishes a new framework for measuring fair value and expands related disclosures.  Broadly, the framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants.  The standard established a three-level valuation hierarchy based upon observable and non-observable inputs.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions.  Preference is given to observable inputs.  These two types of inputs create the following fair value hierarchy:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 – Significant inputs to the valuation model are unobservable.

The Company maintains policies and procedures to value instruments using the best and most relevant data available.

Impact of Recently Issued Accounting Standards:

The FSAB has issued ASU 2009-16 which amends FASB ASC 810, “Consolidation” (originally issued as SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements”).  ASU 2009-16 addresses consolidation rules for noncontrolling interests.  The objective is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  It applies to all entities that prepare consolidated financial statements, except for not-for-profit organization, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary.  This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  The adoption of ASU 2009-16 did not have a material impact on the Company’s financial statements

The FSAB has issued FASB ASC 805, “Business Combinations” (ASC 805) (originally issued as SFAS No.141R, “Business Combinations”).  The objective is to provide consistency to the accounting and financial reporting of business combinations by using only one method, the purchase method.  This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  The provisions of ASC 805 will be applied to future business combinations that the Company enters into.

In March 2008, the FASB amended the guidance in FASB ASC 815, “Derivatives and Hedging” (ASC 815) (originally issued as SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”).  The amendment to ASC 815 enhances the disclosure requirements for derivative instruments and hedging activities.  Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under ASC 815, and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows.  This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008.  Through December 31, 2009, the Company did not use any derivative instruments.  As a result the adoption of the amended ASC 815 guidance did not have an impact on the Company’s financial statements.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Subsequent Events:

The Company evaluated all events or transactions that occurred after December 31, 2009 through the date of this annual report.  The only significant subsequent event were the refinancing of a mortgage loan as further described in Note 5, Borrowing Arrangements and loans made to managed and licensed properties further described in Note 7.  Commitments and Contingencies.

Statement of Cash Flows:

Cash and cash equivalents consist of cash on hand and short-term, highly liquid investments with original maturities of less than 90 days, which are readily convertible into cash.

Cash paid for interest in 2009 and 2008 was approximately $2,832,000 and $2,936,000, respectively.  Cash paid for income taxes in 2009 and 2008 was approximately $236,000 and $1,350,000, respectively.

In August 2009, the Company made a loan of $1,363,000 to the owner of Sonesta St. George Hotel Luxor and Sonesta St. George I Cruise Ship, which are both managed by the Company.  The loan included the conversion of receivables for fees and expenses totaling $863,000, and as a result the Company recorded the following non-cash transaction (in thousands):

Increase in Long term receivables	$863
Decrease in Accounts Receivable	(863)

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

The Company operates the Sonesta Bayfront Hotel Coconut Grove, in Miami, which is a condominium hotel that opened in April 2002.  Under its agreements, the Company is committed to fund net operating losses, and to provide the hotel’s owner with a minimum annual return ($419,000 during 2009), adjusted annually by increases in the Consumer Price Index (“CPI”).  The management agreement can be terminated by the hotel’s owner if the Company fails to cure shortfalls against a minimum target return ($978,000 during 2009), adjusted annually by increases in the CPI.  The hotel’s 2008 net operating profit was sufficient to cover the owner’s target return and the Company’s fees from the hotel of $1,039,000.  In 2009, the hotel’s net operating profit fell short of the target return but was sufficient to cover the minimum annual return and fees to the Company totaling $150,000.  The Company has decided not to fund the owner’s target return for 2009, and notified the owner of same in January 2010.  As a result, the owner had the right to terminate the management agreement provided it sent the Company a termination notice on or before March 3, 2010, but the hotel’s owner did not exercise this right.  (While the hotel’s owner has claimed that the notice deadline was extended beyond March 3, 2010, the Company has advised the owner of its position that the deadline has passed.)  In October 2008, the Company received $2,627,000 in connection with the repayment of a loan made to the owner of the hotel for initial furniture, fixtures and equipment and pre-opening expenses.

In August 2009, the Company loaned a total of $1,363,000 to the owner of Sonesta St. George Hotel Luxor and Sonesta St. George I Cruise Ship, which are both managed by the Company.  The loan consisted of cash advances of $500,000 and a conversion of receivables for fees and expenses due to the Company from the hotel and the ship.  The proceeds of the loan helped fund improvements to the Luxor hotel, including additional rooms and meeting facilities.  The hotel’s owner also agreed to an extension of the management agreement by 5 years.

During 2009, the Company launched a franchise program, focused on adding additional Sonesta hotels in the United States.  A franchise agreement was signed in late 2009 for a hotel in Orlando, which was reflagged as Sonesta Hotel Orlando Downtown in January 2010.  Under its franchise agreements, the Company is entitled to receive fees based on gross room revenues of the hotel.

During 2009, the Company added 5 hotels in Valledupar, Colombia; Cusco, Peru; and Concepcion, Calama, and Osorno, Chile.  Under the franchise agreements for these hotels, the Company receives fees for the use of its name.  In December 2009, license agreements for two hotels in St. Maarten were extended by a minimum period of 5 years.  Completion of a resort in Jaco, Costa Rica has been delayed.  The Company has a management agreement to operate the hotel upon completion.

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

From April 2003 through March 2008, the Company operated Trump International Sonesta Beach Resort Sunny Isles, in Florida, under a management agreement.  The Company had a one-time right to cancel the management agreement, effective five years after the opening date, upon 6 months notice, and receive repayment of advances it was obligated to make for net operating losses and certain minimum returns due to the hotel’s owner.  The amount due upon termination, $7,031,000, was disputed by the hotel’s owner.  An arbitration procedure to resolve the dispute commenced in April 2008 and was settled in October 2008.  The Company received a total of $5,002,000, which included the amount of the settlement of $4,929,000, and its share of the interest earned on an escrow account in the amount of $73,000.  Of the settlement amount, $1,135,000 repaid the Company’s outstanding receivable.  After deducting $515,000 for legal and other costs in connection with the arbitration, the remaining amount of $3,279,000 was recorded as income in the 2008 third quarter.  This amount relates to fees due to the Company which were not previously recorded since the hotel’s profits were insufficient to pay them, and the collectability was uncertain.

Gross revenues for hotels operated by the Company under management contracts for third party owners, by geographic area, for the years ended December 31, 2009 and 2008, are summarized below:

	(in thousands)
	(unaudited)
	2009	2008

United States(1)	$9,376	$26,060
Egypt	64,376	73,569
	$73,752	$99,629

(1) Includes Trump International Sonesta Beach Resort Sunny Isles through March 2008.

Costs and operating expenses for owned and leased hotels for the years ended December 31, 2009 and 2008 are summarized below:

	(in thousands)
	2009	2008
Direct departmental costs:
Rooms	$9,869	$10,760
Food and beverage	13,404	14,246
Heat, light and power	2,330	2,932
Other	2,406	2,881
	$28,009	$30,819

Direct departmental costs include payroll expense and related payroll burden, the cost of food and beverage consumed and other departmental costs.

3.	Investment in Development Partnership

The Company was a 50% limited partner in a development partnership which owned the land and improvements formerly comprising the Sonesta Beach Resort Key Biscayne.  The Company contributed the land and improvements to the partnership in April 2005, and the hotel closed in August 2006.  The Company deferred the $64,481,000 gain on the transfer due to the Company’s continuing involvement in the partnership.

The intent of the partnership was to develop a new condominium resort on the site, but due to permitting issues and the deterioration of the real estate market in South Florida these plans did not materialize.  The partnership sold the Resort land and improvements in September 2009 for $78 million in cash.  In connection with this sale, the Company received $12,076,000 in September 2009, consisting of repayment of advances made to the partnership during 2009 of $2,664,000 and $9,412,000 for its share of the sale proceeds.

The sale ended the Company’s continuing involvement in the resort and resulted in the Company recognizing a pre-tax gain of $41,843,000 during the 2009 third quarter.  The gain consists of the $64,481,000 previously deferred gain, plus the $9,412,000 of sale proceeds received during the third quarter of 2009, less the Company’s carrying value of its investment in the partnership (see table below).  The carrying value of the investment was adjusted by $1,616,000 during the 2009 third quarter upon final reconciliation of the property’s book and tax basis.

Reconciliation of Gain (in thousands)

Deferred gain	$64,481
Additional proceeds	9,412
Less investment	(32,050)
Gain recognized	$41,843

4.	Long-Term Receivables and Advances

	(in thousands)
	December 31,2009	December 31,2008
Sharm El Sheikh, Egypt (a)	$940	$1,215
Luxor, Egypt (b)	1,311	--
Other	215	187
Total long-term receivables and advances	2,466	1,402
Less: current portion	1,112	410
Net long-term receivables and advances	$1,354	$992

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

(b)
These loans, in the original amount of $1,363,000, were made in August 2009 to the owner of Sonesta St. George Hotel Luxor and Sonesta St. George I Cruise Ship, which are both managed by the Company.  The loans consist of cash advances of $500,000, and the conversion of receivables for fees and expenses due to the Company totaling $863,000.  The Company made these loans to assist the owner with the financing of improvements to the Sonesta St. George Hotel Luxor, which included additional guest rooms and meeting/function space.  The interest rate is 5.25%, and payments of interest and principal commenced in November 2009.  The last payment is due October 2011.

Management continually monitors the collectability of its receivables and advances and believes they are fully realizable.

5.	Borrowing Arrangements

Long-Term Debt

The Company’s long-term debt consists of a first mortgage note payable by Charterhouse of Cambridge Trust and Sonesta of Massachusetts, Inc., which are the Company’s subsidiaries that own and operate the Royal Sonesta Hotel Boston.  The principal balance outstanding at December 31, 2009 and December 31, 2008 was $31,839,000 and $33,002,000, respectively.  The debt is secured by a first mortgage on the Royal Sonesta Hotel Boston property, which is included in fixed assets at a net book value of $19,385,000 at December 31, 2009.  This loan, which was to mature in July 2010, carried an interest rate of 8.6%.  Monthly payments of principal and interest were $332,911.

On February 12, 2010, the Company refinanced the mortgage loan.  The existing non-recourse loan in the principal amount of $31,645,000 was paid off.  The loan was replaced with a new $32 million loan.  This loan, which will mature March 1, 2015, has a variable rate based on LIBOR, but the Company has entered into an interest swap agreement that provides for a 6.4% fixed interest rate for the term of the loan.  Payments of interest and principal, based on a 25 year amortization period, will be $642,213 per quarter.  The Company paid a 1% fee at closing, and is also responsible for legal and other costs related to the new loan.  The loan is secured by:

1.	a first mortgage on the Royal Sonesta Hotel Boston property,
2.	a parent company guaranty of $5 million, and
3.	a restricted cash collateral account in the amount of $5 million. This cash collateral account will be released over a two year period provided the Hotel achieves certain debt service coverage ratios.

The loan is subject to a maximum loan to value ratio, and to minimum debt service coverage ratios, which will be tested quarterly based on trailing twelve month earnings of the Hotel.

Aggregate principal payments for the years subsequent to December 31, 2009, are as follows:

Year	(in thousands)
2010	$594
2011	563
2012	600
2013	639
2014	681
Thereafter	29,118

6.	Stockholders’ Equity

Basic Income per Share

As the Company has no dilutive securities, there is no difference between basic and diluted earnings per share.  The following table sets forth the computation of basic income or loss per share (in thousands, except for per share data):

	2009	2008
Numerator:
Net income	$25,277	$4,080

Denominator:
Weighted average number of shares outstanding	3,698	3,698

Net income per share	$6.84	$1.10

7.	Commitments and Contingencies

The Company operates the Sonesta Bayfront Hotel Coconut Grove, Miami, which is a condominium hotel that opened in April 2002.  Under the management agreement for this hotel, the Company is committed to fund operating losses and a minimum annual return to the owner of the hotel.  During 2009 and 2008, the hotel’s earnings were sufficient to cover the minimum return.  Further information is provided in Note 2 – Operations.

In February 2010, the Company signed agreements to loan $1,000,000 to the owners of two hotels in St. Maarten, to which the Company licenses the use of its name.  The proceeds will be used to fund improvements at both of the properties.  At the same time, the license agreements for these properties were extended by a minimum of five years.

The Company operates Royal Sonesta Hotel New Orleans under a lease, under which rent payable to the landlord equals 75% of net cash flow.

In January 2010, the Company made a loan of $500,000 to the owner of Sonesta Beach Resort Sharm El Sheikh, to help finance the development of additional hotel rooms and facilities.

Minimum fixed rentals under operating leases, principally on real estate, payable subsequent to December 31, 2009 (exclusive of real estate taxes, insurance and other occupancy costs) are as follows:

(in thousands)
Period	Operating leases
2010	$737
2011	625
2012	291
2013	104

Rentals charged to operations are as follows:

	(in thousands)
	2009	2008
Real Estate:
Fixed rentals	$738	$661
Percentage rentals based on defined operating profits	3,748	4,731
	$4,486	$5,392

The Company has incentive compensation plans for management under which hotel profit bases, as established annually, must be achieved before any incentive compensation may be earned.  The incentive compensation charged to operations was $232,000 in 2009 and $865,000 in 2008.

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

Pension Plan Freeze

Effective December 31, 2006, the Company froze the Plan.  Participants in the Plan at December 31, 2006 continue to be eligible to receive a pension benefit, provided they meet the 5 years of service vesting requirement during their employment with the Company.  However, the amount of all pension benefits due under the Plan was frozen at the December 31, 2006 level.  Any additional service and/or compensation increases after January 1, 2007 will not increase the participants’ benefits.  In addition, employees hired after July 1, 2005 will not receive benefits under the Plan.

Obligations and Funded Status

The following table sets forth the funded status of the Plan at December 31, 2009 and 2008:

	(in thousands)
	2009	2008
Change in benefit obligation
Benefit obligation at beginning of year	$27,807	$28,543
Service cost	82	--
Interest cost	1,596	1,650
Actuarial gain	(753)	(505)
Benefits paid	(1,119)	(1,881)
Benefit obligation at end of year	27,613	27,807

Change in plan assets
Fair value of plan assets at beginning of year	17,767	22,490
Actual return on plan assets	2,521	(3,926)
Employer contribution	934	1,280
Benefits paid	(1,119)	(1,881)
Administrative expenses	(215)	(196)
Fair value of plan assets at end of year	19,888	17,767

Benefit obligation in excess of Plan assets	7,725	10,040
Unrecognized actuarial loss	(3,023)	(4,567)
Additional loss charged to comprehensive loss	3,023	4,567
Accrued pension liability	$7,725	$10,040

The Company recognized accrued benefit costs of $7,725,000 and $10,040,000 in its balance sheet at December 31, 2009 and 2008, respectively.

Included in accumulated other comprehensive loss at December 31, 2009 are unrecognized actuarial losses of $3,023,000 ($1,910,000, net of tax) that have not yet been recognized in net periodic pension cost. The actuarial loss included in accumulated other comprehensive loss and expected to be recognized in net periodic pension cost during the year ended December 31, 2010 is $165,000 ($104,000, net of tax).

The following table presents the projected and accumulated benefit obligation compared to plan assets:

	(in thousands)
	December 31,
	2009	2008

Projected benefit obligation	$27,613	$27,807
Accumulated benefit obligation	27,613	27,807
Fair value of plan assets	19,888	17,767

The components of the Company’s net periodic pension cost (credit) for the Plan were as follows:

	(in thousands)
	__2009	__2008

Service cost	$82	$--
Interest cost	1,596	1,650
Expected return on plan assets	(1,716)	(1,887)
Recognized actuarial (gain) loss	202	(48)
Net periodic benefit cost (credit)	$164	$(285)

Weighted-average assumption used to determine benefit obligations at the end of December 31, 2009 and 2008 were:

	2009	2008
Discount rate	6.00%	6.00%

Weighted-average assumptions used to determine net periodic pension costs for the years ended December 31, 2009 and 2008 were:

	2009	2008
Discount rate	6.00%	6.00%
Expected return on plan assets	8.50%	8.50%

The assumed rate of return on plan assets has remained unchanged since 1988.    Management believes 8.50% is a realistic long-term rate of return.   The balanced retirement fund into which plan assets have been invested since 1987 has provided a composite average annual rate of return of 9.7% since 1987.

Plan Assets

The Plan’s assets are invested in the Boston Trust Balanced Retirement Fund (the “Fund”), which is managed by Boston Trust Investment Management Company.  The Fund’s weighted-average asset allocations at December 31, 2009 and 2008, by asset category, were as follows:

	Plan assets at December 31,
	2009	2008

Cash & money market investments	1%	9%
Government debt securities	31%	38%
Corporate debt securities	4%	4%
Equity securities	64%	49%
	100%	100%

The Plan’s assets have been invested in the Fund since 1987.   The investment objective of the Fund is to achieve capital growth over the long-term through a broadly diversified, actively managed blend of stocks, bonds and money market instruments.    In order to moderate the Fund’s risk and volatility, a mix of assets is selected for the Fund with the dual objective of providing the opportunity to participate in favorable economic environments, and also moderating downside risk in the event economic conditions deteriorate.   To further balance risk and return, individual investments are held across a wide range of economic sectors.   Specific equity selections focus on financially sound companies with strong competitive positions in their industry.   Bond holdings are primarily of higher quality issuers.

The following table presents the fair values of the Plan’s assets, by asset category, as of December 31, 2009:

	(in thousand)
	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Boston Trust Balanced Retirement Fund	$--	$19,810	$--	$19,810
Boston Trust Daily Income Account	78	--	--	78

Investments as of December 31, 2008	$78	$19,810	$--	$19,888

Balanced Retirement Fund:

The Boston Trust Balanced Retirement Fund is a public investment vehicle valued using the Net Asset Value (“NAV”) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is classified within  level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on the underlying investments which are traded on an active market.

Money Market Accounts

The Boston Trust Daily Income Account is a money market fund that is stated at cost, plus accrued interest, which approximates market.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Cash Flows

The Company expects to make contributions totaling $1,172,000 during 2010, and has classified this amount as a current liability in the accompanying balance sheet.

The following table sets forth estimated future benefit payments from the Plan.

(in thousands)
Estimated Pension Benefit Payments

2010	$1,195
2011	1,190
2012	1,263
2013	1,319
2014	1,435
2015 through 2019	9,561

Savings Plan

The Company has an employee savings plan (the Savings Plan) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code.  Under the Savings Plan, participating U.S. employees may defer a portion of their pre-tax earnings up to the Internal Revenue Service annual contribution limit.  All U.S. employees of the Company are eligible to participate in the Savings Plan.  Participating employees may choose to invest their contributions in each one of twenty-seven mutual funds, which include equity funds, balanced funds and a money market fund.  The Company does bear the costs of administering the Plan, which were $13,000 in 2009 and $12,000 in 2008.

Effective January 1, 2007, following a freeze of the Pension Plan, the Company started providing matching contributions of up to 4% of earnings to employees who make contributions to their 401(k) savings accounts.  The Company matched the first 3% salary deferral of its employees, and 50% of the next 2%.  The Company suspended matching contributions on April 1, 2009 to reduce expenses.  The amount contributed by the Company and included in expenses in 2009 and 2008 totaled $165,000 and $644,000, respectively.  The Company will resume matching contributions on April 1, 2010, matching 50% of the employees’ salary deferral, up to a maximum of 2%.

9.	Segment Information

The Company has two reportable segments:  Owned and Leased Hotels, and Management Activities.  The Owned and Leased Hotels segment consists of the operations of the Company’s hotels in Boston and New Orleans. Revenues for this segment are derived mainly from rooms, food and beverage, parking and telephone receipts from hotel guests.  The Management Activities segment includes the operations of hotels and resorts under management agreements, and also includes fees from hotels to which the Company has granted licenses.  Revenues from this segment are derived mainly from management, marketing, license and service fees charged to the third party owners of these properties.  The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.  The segments’ operating income or losses and pretax profit or losses are after giving effect to management, marketing and service fees to the Company’s Boston and New Orleans hotels.  Segment data for the years ended December 31, 2009 and 2008 are as follows:

Year ended December 31, 2009
	(in thousands)
	Owned & Leased Hotels	Management Activities	Consolidated

Revenues	$56,141	$4,317	$60,458
Other revenues from managed
and affiliated properties	--	4,361	4,361
Total revenues	56,141	8,678	64,819
Operating income (loss) before depreciation
and amortization expense	7,599	(3,371)	4,228
Depreciation and amortization	(4,952)	(227)	(5,179)
Interest income (expense), net	(2,853)	390	(2,463)
Other income (deductions)	(4)	41,863	41,859
Segment pre-tax profit (loss)	(210)	38,655	38,445

Segment assets	39,392	41,339	80,731
Segment capital additions	4,530	82	4,612

Year ended December 31, 2008
	(in thousands)
	Owned & Leased Hotels	Management Activities	Consolidated

Revenues	$63,573	$7,979	$71,552
Other revenues from managed
and affiliated properties	--	8,965	8,965
Total revenues	63,573	16,944	80,517
Operating income before depreciation
and amortization expense	10,565	1,944	12,509
Depreciation and amortization	(4,957)	(881)	(5,838)
Interest income (expense), net	(2,963)	1,175	(1,788)
Other income (deductions)	(9)	583	574
Segment pre-tax profit	2,636	2,821	5,457

Segment assets	38,582	88,458	127,040
Segment capital additions	234	3,260	3,494

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

Segment data by geographic area of the Company's revenues (excluding other revenues from managed and affiliated properties), operating income and long-lived assets follows:

	(in thousands)
	Revenues
	2009	2008

United States	$57,236	$67,206
Other	3,222	4,346
Consolidated	$60,458	$71,552

	Operating income (loss)
	2009	2008

United States	$(3,398)	$3,066
Other	2,447	3,605
Consolidated	$(951)	$6,671

	Long-lived assets
	2009	2008

United States	$33,917	$34,654
Other	353	377
Consolidated	$34,270	$35,031

10.	Legal Proceedings

From time to time the Company is subject to routine litigation incidental to its business, which is generally covered by insurance.  The Company believes that the results of such litigation will not have a materially adverse effect on its financial condition.

11.	Related Party Transactions

The Company has, from time to time, purchased artwork for its hotels and executive offices from a gallery owned by the wife of Mr. Roger Sonnabend, the Company’s former Executive Chairman of the Board.  Purchases of artwork for the Company from January 1, 2008 through March 1, 2010, totaled $13,000.  The gallery also handled the sale of Company artwork totaling $240,000 during 2008, resulting in a gain of $120,000.  During 2008, the Company sold a piece of art directly to Mr. Peter J. Sonnabend in return for cash and two other pieces of art.  The Audit Committee of the Company’s Board of Directors has instituted policies and procedures to assure that the prices for artwork acquired from or sold to the gallery, and artwork purchased from or sold to executives, are at least as favorable to the Company as would have been obtained from unrelated third parties.

In October 2007, the Company entered into a purchase and sale agreement to sell a coop unit to the Executive Chairman of the Board, Mr. Peter J. Sonnabend, for $700,000.  The transaction closed in 2008 and resulted in a gain of $422,000 which is included in gain on sale of assets in the 2008 statement of operations.  The Company’s Board of Directors approved the transaction.

In accordance with an employment agreement, the Company expensed $720,000 in 2008 in connection with the passing of Mr. Roger Sonnabend, the Company’s Executive Chairman of the Board, in December 2008.

12.	Income Taxes

The table below allocates the Company's income tax expense (benefit) based upon the source of income:

	(in thousands)
	2009		2008
	Domestic	Foreign	Domestic	Foreign

Income before income taxes	$35,865	$2,580	$1,764	$3,693

Federal, foreign and state income
tax provision (benefit)
Current federal income tax (benefit)	$28	$467	$(76)	$454
State and foreign tax, principally current	265	414	118	528
Deferred federal and state income tax (benefit)	11,997	(3)	356	(3)
	$12,290	$878	$398	$979

Deferred federal and state income tax includes deferred state income tax provisions of $358,000 in 2009 and deferred state income tax benefits of $274,000 in 2008.

During 2009 the Company recorded a tax expense of $13,168,000 on pre-tax income of $38,445,000.  This tax expense is approximately the same as the statutory federal income tax rate.  State tax expense on income attributed to Louisiana, Florida and Massachusetts was partially offset by general business tax credits and an adjustment to the gain reported on the Key Biscayne transaction (see Note 3) which is not subject to tax.

In 2008, the Company recorded a tax expense of $1,377,000 on its pre-tax income of $5,457,000.  The Company recorded substantial credits for foreign taxes paid in 2008, and for foreign taxes paid in prior years which had been carrying forward.  In addition, the Company benefited from current and prior year’s general business credits, including work opportunity tax credits related to Hurricane Katrina.

A reconciliation of the net tax expense (benefit) applicable to income or losses at the statutory rate follows:

	(in thousands)
	2009	2008

Expected tax expense at the federal statutory rate of 34%	$13,071	$1,855
State income tax provision (benefit), net of federal taxes	411	(103)
Prior year’s foreign tax credits	--	(278)
Tax basis difference on assets sold	(549)	--
General business credits, including Katrina credits	(179)	(120)
Fixed assets tax basis adjustments	112	--
Deferred tax assets paid at 35% federal rate	316	--
Other	(14)	23
	$13,168	$1,377

Deferred tax expenses (benefits) result from temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes.  The source of these differences and their tax effects are as follows:

	(in thousands)
	2009	2008

Tax depreciation more (less) than book depreciation	$10	$(114)
Federal tax on deferred gain on sale of assets	10,726	(42)
State tax on deferred gain on sale of assets	755	(3)
General business credits used	--	242
Pension contribution more than pension expense	429	155
Employee benefits	107	(175)
Trump settlement (see Note 2)	--	224
Other temporary differences	(33)	66
	$11,994	$353

Temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities that give rise to significant portions of deferred income taxes at December 31, 2009 and 2008 relate to the following:

	(in thousands)
	2009	2008
Current deferred tax asset
Employee benefits accrued but deferred for tax purposes	$461	$440
Other	15	22
Current deferred tax asset	$476	$462

Long-term deferred tax assets (liabilities)
Depreciation book tax difference	$(4,657)	$(6,263)
Pension expense in excess of contributions	2,412	3,437
Federal tax on deferred gain on sale of assets	--	10,726
State tax on deferred gain on sale of assets	--	755
Employee benefits	287	403
State tax benefits of $1,100,000 in 2009 and $1,400,000 in 2008 fromnet operating loss carry-forwards, net of valuation allowance	--	--
Other	19	(9)
Deferred tax asset (liability)	$(1,939)	$9,049

At December 31, 2009, the Company had state net operating loss carry-forwards of approximately $16,400,000 for income tax purposes.  Of the total carry-forwards available at December 31, 2009, approximately $4,200,000 expires in 2010, $3,700,000 expires in 2011, $4,200,000 expires in 2012, $3,300,000 expires in 2013, and $1,000,000 expires in 2014.   For financial reporting purposes, valuation allowances of $1,100,000 and $1,400,000 have been recognized at December 31, 2009 and 2008, respectively, to offset the deferred tax assets related to those carry-forwards.

Effective for years beginning January 1, 2009, the Commonwealth of Massachusetts has enacted tax law changes, including conforming to federal entity classification rules, and adopting a unitary method of taxation. In connection with this change, the Company recorded a state income tax benefit of $216,000 during 2008.

We adopted the provisions for accounting for uncertainty in income taxes effective January 1, 2007.  There was no impact on the Company’s results of operations or financial position as a result of the adoption. The total amount of unrecognized tax benefits at the end of each of the years ended December 31, 2009 and 2008 were $150,000. These entire balances are for tax positions that, if recognized, would impact the effective tax rate.

The table below reconciles the total amounts of unrecognized tax benefits at the beginning and end of the years 2009 and 2008 (in thousands):

	2009	2008

Unrecognized tax benefits at beginning of year	$150	$228
Decreases for prior year tax positions	--	(60)
Decrease attributable to settlements with taxing authorities	--	(18)
Unrecognized tax benefits at end of year	$150	$150

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of state and federal income tax expense. As of December 31, 2009, the total amount of accrued interest and penalties is $33,000.

The Company files income tax returns, including returns for its subsidiaries, with federal, state, local, and foreign jurisdictions. During 2008, the Internal Revenue Service completed an examination of the federal income tax return for the tax year ended December 31, 2005. No adjustments were made to its 2005 tax return as a result of the examination. The Company is currently subject to audit by the Internal Revenue Service for the calendar years 2006, 2007, 2008 and 2009. During 2008, the State of Florida completed an examination of the returns for calendar years 2004, 2005 and 2006. The adjustments resulting from this audit totaled $18,000. Various state and local income tax returns are subject to audit for the calendar years 2005, 2006, 2007, 2008 and 2009. The Company does not expect that the amounts of unrecognized tax benefits will change significantly within the next 12 months.

CATURANO & COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Sonesta International Hotels Corporation:

We have audited the accompanying consolidated balance sheet of Sonesta International Hotels Corporation as of December 31, 2009 and 2008 and the related consolidated statements of operations, stockholders' equity, comprehensive income (loss) and cash flows for each of the years then ended.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sonesta International Hotels Corporation as of December 31, 2009 and 2008 and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ CATURANO AND COMPANY, P.C.

Boston, Massachusetts
March 25, 2010

Certified Public Accountants                                                      An Independent Member of Baker Tilly International
80 City Square, Boston, Massachusetts 02129                                                                                     617-912-9000                                FX 617-912-9001www.caturano.com