Form 10-K, Exhibit 13
period 2010-12-31
SONESTA INTERNATIONAL HOTELS CORP
filed 2011-03-28
CIK 91741

EXHIBIT 13

SONESTA INTERNATIONAL HOTELS CORPORATION

ANNUAL REPORT 2010

TO OUR SHAREHOLDERS:

Following the unprecedented economic challenges of 2009, our expectations for 2010 were for “more of the same”.  Fortunately, corporate transient and group business returned beginning in the second quarter, and 2010 turned out to be a better year than expected.

Royal Sonesta Hotel Boston, in particular, benefitted from increased demands.  Revenues increased 9% over the previous year and operating income improved by $324,000.  In December we began renovating all 200 East Tower guestrooms at an estimated cost of $5.8 Million.  This project was completed in March 2011.

Revenues at Royal Sonesta Hotel New Orleans totaled $35,876,000 in 2010, a 13% increase over the previous year, due primarily to increased occupancy levels.  Operating income increased by $294,000; it was affected by higher costs and operating expenses resulting from higher occupancies and increased rent under our lease.  Irvin Mayfield’s Jazz Playhouse, the Hotel’s popular jazz club, continues to generate rave reviews and Mr. Mayfield has been a wonderful ambassador for the Hotel.  In December 2009, the Hotel introduced a street side and  lobby café,  P.J.’s Coffee Café, which is branded with a prominent local coffee company.  Later this year the Hotel will open Restaurant R’evolution in cooperation with renowned chefs John Folse and Rick Tramonto.  The restaurant will feature a contemporary take on authentic Cajun and Creole cuisine and will be an outstanding addition to the Hotel.

Business at Sonesta Bayfront Hotel Coconut Grove was impacted throughout the year by a major project to repair and repaint the Hotel’s stucco exterior.  Removing the old stucco involved drilling, and the resulting noise made it virtually impossible to book the daytime meetings required by groups.  The project resulted from settlement of a claim brought by the Hotel’s developer against the general contractor and subcontractors and, while the Company bore none of the project’s cost, the work had an adverse impact on Hotel operations in terms of lost business.  Despite this disruptive project, the Hotel, whose revenues declined more than its sister properties in Boston and New Orleans during 2009, saw transient business improve in 2010.

In February, we refinanced the $31,644,000 mortgage on Royal Sonesta Boston with a $32,000,000 mortgage.  By replacing the 8.6% interest rate on the prior loan with a 6.4% rate we reduced the Company’s interest expense by approximately $700,000 per year.  The new mortgage loan has a 5-year term.

2010 was a strong year for our hotels and Nile cruise vessels in Egypt, but the political unrest that began in January of this year will significantly impact our operations in 2011.  We look forward to political and social stability in Egypt, where Sonesta has successfully operated for nearly 30 years.

As previously reported, the Company acquired the hotel operation at Sonesta Bayfront Hotel Coconut Grove in early July.  (Sonesta Bayfront, which the Company operated under a management contract, is a condominium hotel where guestroom units are owned by third parties and leased through a rental program as hotel accommodations, with room revenues being shared by the Hotel and unit owners.)  The acquisition involved paying down an existing mortgage loan by $1.2 Million and assuming the $6.5 Million balance, and agreeing to share net cash flow with the seller through 2021.  The total purchase price was $8,185,000, which included payments to the seller, assumption of the Hotel’s working capital and the estimated value of the seller’s future profit participation.  We regard this transaction as strategically important:  For a modest commitment of our cash resources, we have assured the Company’s continued presence in the Miami market for the foreseeable future.

In September, John DePaul joined the Company as Executive Vice President Development.  John is a seasoned industry veteran with many years of sales and marketing experience with Starwood and Ritz Carlton, as well as significant development experience, including launching the Melrose Hotel brand.  With John’s leadership, we anticipate exciting opportunities to grow the Sonesta brand, particularly in the U.S.

In terms of expansion, 2010 was a productive year.  We added hotels in Orlando, Florida; Barranquilla, Colombia; and Le Royale Sharm El Sheikh, a Sonesta Collection Luxury Resort, in Egypt.  We also added 154 rooms to Sonesta Hotel, Tower & Casino, in Cairo, and three floors of new rooms and function space to Sonesta St. George Hotel, in Luxor.  This past February, Sonesta Ibirapuera, in Sao Paulo, Brazil, was reflagged following an arbitration procedure between the hotel owner and the operating entity to which we franchised the Sonesta brand. In 2011, we anticipate adding at least three additional Sonesta Hotels in Colombia and Ecuador.

If you would like additional information about The Sonesta Collection – Hotels, Resorts and Nile Cruises, we invite you to visit our website at Sonesta.com.

As always, we appreciate the continued support of our hotel owners, guests, partners, employees, and of you, our shareholders.

/s/ Peter Sonnabend
Peter J. Sonnabend
Executive Chairman of the Board

/s/ Stephanie Sonnabend
Stephanie Sonnabend
Chief Executive Officer and President

March 24, 2011

SONESTA INTERNATIONAL HOTELS CORPORATION
5-YEAR SELECTED FINANCIAL DATA

(In thousands except for per share data)

	2010	2009	2008	2007	2006
Revenues	$71,544	$60,458	$71,552	$67,938	$77,595
Other revenues from managed and affiliated
properties	3,140	4,361	8,965	18,747	21,237
Total revenues	74,684	64,819	80,517	86,685	98,832
Operating income (loss)	(1,424)	(951)	6,671	2,228	(3,829)
Net interest expense	(2,218)	(2,463)	(1,788)	(1,292)	(1,441)
Other income(1)	110	41,859	574	250	_49
Income (loss) before income taxes	(3,532)	38,445	5,457	1,186	(5,221)
Income tax expense (benefit)	(1,508)	13,168	1,377	(151)	(1,698)
Net income (loss)	$(2,024)	$25,277	$4,080	$1,337	$(3,523)

Basic and diluted net income (loss) pershare of common stock	$(0.55)	$6.84	$1.10	$0.36	$(0.95)

Cash dividends declared	$0.10	$1.00	$1.35	$0.20	$0.20

Net property and equipment	$39,421	$34,270	$35,031	$37,303	$38,400
Total assets	86,190	80,731	127,040	129,591	126,428
Long-term debt including currently payable portion	38,054	31,839	33,002	34,061	34,061
Common stockholders' equity	22,588	26,653	4,126	8,547	7,371
Common stockholders' equity per share	6.11	7.21	1.12	2.31	1.99
Common shares outstanding at end of year	3,698	3,698	3,698	3,698	3,698

(1) Includes pre-tax gain of $41,843,000 in 2009 from the dissolution of a development partnership (see Note 4).

Market price data for the Company’s common stock showing high and low prices by quarter for each of the last two years is as follows:

	NASDAQ Quotations
	2010		2009
	High	Low	High	Low
First	$14.51	$10.57	$14.40	$6.48
Second	15.40	12.21	10.25	5.75
Third	15.00	12.50	12.69	8.00
Fourth	21.00	14.44	15.70	8.02

The Company’s common stock trades on the NASDAQ Stock Market under the symbol SNSTA.  As of February 25, 2011 there were 296 holders of record of the Company’s common stock.

A copy of the Company’s Form 10-K Report, which is filed annually with the Securities and Exchange Commission, is available to stockholders.  Requests should be sent to the Office of the Secretary at the Company’s Executive Office.  In addition, this report may be accessed through the link to the SEC’s website on sonesta.com.

Performance Graph

The following graph compares the annual percentage change in the cumulative total stockholder return on the Company’s Common Stock against the cumulative total return of the NASDAQ Stock Market (US Companies) and the NASDAQ Hotels and Motels Stocks (SIC 7010-7019) for the five-year period commencing December 31, 2005 and ending December 31, 2010.

Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2010
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
2005
2006
2007
2008
2009
2010
125.30
91.14
55.88
Sonesta International Hotels Corp.
NASDAQ Stock Market (US Companies)
NASDAQ Stocks(SIC 7010-7019 US+Foreign) Hotels and Motels

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The Company's consolidated financial statements include the revenues, expenses, assets and liabilities of Royal Sonesta Hotel Boston, Royal Sonesta Hotel New Orleans, Sonesta Bayfront Hotel Coconut Grove and the Company’s investment in a partnership which owned the site of the former Sonesta Beach Resort Key Biscayne until September 2009. The Boston property is owned by the Company, and the New Orleans hotel is operated under a long-term lease.  Sonesta Bayfront Hotel Coconut Grove was acquired July 1, 2010 (see Note 3).  This hotel was previously operated under a management agreement. The financial statements also include the Company’s revenues and expenses from the management of properties in the United States (until June 30, 2010) and Egypt, and franchise and license fee income from properties in Orlando, Florida, Sint Maarten, Brazil, Chile, Colombia and Peru.

Results of Operations
During 2010, the Company recorded a net loss of $2,024,000, or $(0.55) per share, compared to net income of $25,277,000, or $6.84 per share, during 2009.  A reconciliation of the $27,301,000 decrease in earnings follows (in thousands):

Increase in operating income from Royal Sonesta Boston	$324
Increase in operating income from Royal Sonesta New Orleans	294
Operating loss from Sonesta Bayfront Hotel Coconut (acquired July 1, 2010)	(869)
Decrease in interest expense	386
Decrease in interest income	(141)
2009 Gain from dissolution of development partnership	(41,843)
Other changes	(128)
Decrease in pretax income	(41,977)
Decrease in tax expense	14,676
Decrease in earnings 2010 compared to 2009	$(27,301)

•
Revenues at Royal Sonesta Hotel Boston increased by 9% in 2010 compared to 2009, resulting from improved demand from both the group and transient market segments.  Operating income increased by $324,000.

•
Revenues at Royal Sonesta Hotel New Orleans increased by $4,197,000, or 13%, in 2010 compared to 2009, primarily due to a substantial increase in occupancy levels.  The $294,000 increase in operating income was affected by higher costs and operating expenses resulting from the higher occupancies as well as an increase in rent due under the lease under which the Company operates the hotel.

•
The Company acquired Sonesta Bayfront Hotel Coconut Grove July 1, 2010.  This condominium hotel was previously operated under a management agreement.  The operating loss during the period July 1 through December 31, 2010 was $869,000, which was in line with expectations.

•
Interest expense decreased by $386,000.  The mortgage loan secured by Royal Sonesta Hotel Boston was refinanced in February 2010 at a lower interest rate.  The interest savings were partially offset by interest expense on a mortgage loan used to finance the acquisition of Sonesta Bayfront Hotel Coconut Grove (see also Note 6).

•	Interest income decreased primarily due to lower investment returns on the Company’s cash balances.

•
The Company’s results in 2009 included a pre-tax gain of $41,843,000 following the sale of assets comprising the former Sonesta Beach Resort Key Biscayne by a development partnership in which the Company was a 50% owner (see Note 4 – Investment in Development Partnership).

A detailed analysis of the revenues and expenses by location follows.

Revenues

The Company records costs incurred on behalf of owners of managed and affiliated properties, and expenses reimbursed from managed and affiliated properties, on a gross basis.  The revenues included and discussed in this Management’s Discussion and Analysis of Results of Operations exclude the “other revenues and expenses from managed and affiliated properties”.

	TOTAL REVENUES (in thousands)
	NO. OF
	ROOMS	2010	2009	2008

Royal Sonesta Hotel Boston	400	$26,598	$24,462	$30,778
Royal Sonesta Hotel New Orleans	500	35,876	31,679	32,795
Sonesta Bayfront Hotel Coconut Grove	200	3,408	--	--
Management and service fees		5,662	4,317	7,979
Total revenues, excluding other revenues from
managed and affiliated properties		$71,544	$60,458	$71,552

2010 versus 2009:  Total revenues, excluding other revenues from managed and affiliated properties, were $71,544,000 in 2010 compared to $60,458,000 in 2009 an increase of $11,086,000.  Revenues at Royal Sonesta Hotel Boston increased by $2,136,000 in 2010 compared to 2009, representing a 9% increase.  Our Boston hotel rebounded from a 21% decrease in revenues in 2009 compared to 2008.  Both occupancies and average daily rates increased in 2010 compared to 2009, due to improved demand from both the group and transient market segments.  Revenues at Royal Sonesta Hotel New Orleans increased by $4,197,000 to $35,876,000 in 2010, a 13% increase.  Demand continued to improve in the City of New Orleans during 2010.  The Company acquired Sonesta Bayfront Hotel Coconut Grove on July 1, 2010.  Previously, the Company operated this condominium hotel under a management agreement.  Revenues during the last six months of 2010 were $3,408,000, which was in line with expectations.  Revenues from management activities increased from $4,317,000 in 2009 to $5,662,000 in 2010, an increase of $1,345,000.  This increase was primarily due to higher management fee income from the Company’s collection of hotels and ships in Egypt, increased fee income from hotels in Sint Maarten and South America, to which the Company licenses the use of its name, as well as franchise fees from Sonesta Hotel Orlando Downtown, which was reflagged as a Sonesta in January 2010.  A more detailed analysis of the revenues by hotel, and of our management income, follows.

Royal Sonesta Hotel Boston reported revenues in 2010 of $26,598,000 compared to $24,462,000 during 2009, representing an increase of $2,136,000, or 9%.  Room revenues increased by $1,656,000 due to an 11% increase in room revenue per available room (“RevPAR”).  The hotel’s occupancy increased by 3.5% and the hotel’s average daily rate improved by 5% during 2010 compared to 2009.  The increase in room revenues resulted from higher demand from both the transient and group market segments.  The remaining revenue increase of $480,000 was entirely from increases in food and beverage revenues.  This was primarily due to increased banquet revenues resulting from increased group and convention business, as well as increased revenues from the hotel’s ArtBar restaurant due to the higher occupancy levels and the addition of an outside terrace to this outlet.

Royal Sonesta Hotel New Orleans reported an increase in revenues of $4,197,000, or 13%, to $35,876,000 in 2010 compared to 2009.  The hotel’s room revenues increased by $2,913,000 due to a 15% RevPAR increase.  The average daily rate increased by a modest 3%, but occupancy in 2010 improved by 7.5% compared to 2009.  The increase in occupancy levels resulted from increases in the transient and group and convention market segments.  Hotel revenues other than rooms increased by $1,577,000 in 2010, representing a 13% increase.  This increase resulted entirely from higher food and beverage revenues.  The higher occupancy levels and improved group and convention business resulted in revenue increases from the hotel’s Desire restaurant and banquet department.  In addition, beverage revenues from the hotel’s main lounge operation increased following the conversion into Irvin Mayfield’s Jazz Playhouse in late March 2009.  In addition, additional revenues were generated from a newly created PJ’s Coffee Shop, which opened in December 2009.  The aforementioned increases in revenues were partially offset by a decrease in revenues of $293,000 from a laundry facility the Company operated in connection with the hotel in New Orleans.  The Company sold the laundry facility in May 2010.

The Company acquired Sonesta Bayfront Hotel Coconut Grove July 1, 2010.  This condominium hotel was previously operated under a management agreement (see Note 3).  Total revenues achieved during the 2010 third and fourth quarter were $3,408,000.  These revenues were approximately $334,000 less than the revenues achieved during the 2009 third and fourth quarter. The hotel’s business has been affected by a construction project, which involved the repair and replacement of stucco on the façade of the hotel.  This work was done under a settlement agreement between the developer of the hotel and the construction company to repair defects in the original construction.  The repair work was completed in February 2011.  While the project was ongoing, the hotel was unable to host meeting business due to the noise levels during the day.  In addition, restaurant revenues were negatively affected.

Revenues from management activities increased from $4,317,000 in 2009 to $5,662,000 in 2010, a $1,345,000 increase.  This increase was primarily from additional license fees from new hotels in South America, and franchise fees from Sonesta Hotel Orlando Downtown, which was reflagged as a Sonesta in January 2010.  Total franchise and license fee income increased by $430,000.  In addition, management fee income from the Company’s collection of hotels and cruise ships in Egypt increased by $554,000 in 2010 compared to 2009.  Business levels in Egypt in 2010 improved generally.  The political unrest in Egypt has impacted business levels in Egypt starting in February 2011, which will affect fee income the Company derives from this area (approximately $3 million in 2010, but 2011 fees will be substantially less).  The remaining revenue increase in 2010 was from other corporate services, primarily reservations income.

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

Royal Sonesta Hotel Boston reported revenues of $24,462,000 during 2009, compared to $30,778,000 in 2008, representing a $6,316,000, or 21%, decrease.  Room revenues decreased by $4,702,000 due to a 23% decrease in room revenues per available room RevPAR.  The hotel’s occupancy levels were down by 3% compared to 2008, but the majority of the decline in revenues was due to a reduction in average daily room rates achieved.  The decline in room revenues was due primarily to a decrease in revenue generated from the group and convention market segment.  Business from this market segment depends heavily on high levels of corporate spending, which was severely impacted by the economic recession.  The decrease in group and convention business also effected the hotel’s competitors, which resulted in increased competition for available transient business.  Room nights sold in the transient market segment actually increased in 2009 compared to 2008, but the hotel had to discount its rates substantially to capture this additional transient business.  Revenues from other sources, which are primarily from food and beverage sales, decreased by $1,614,000, or 16%, in 2009 compared to 2008.  Banquet revenues, which depend heavily on group and convention business at the hotel, decreased substantially, but this decrease was partially offset by an increase in revenue from the hotel’s ArtBar restaurant, which was renovated during 2008.

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

Revenues from management activities decreased from $7,979,000 in 2008 to $4,317,000 in 2009.  Management income from the Company’s collection of managed hotels and cruise ships in Egypt decreased by $1,077,000 in the 2009 period compared to last year, primarily because it did not achieve stipulated profit levels in two of its resorts which it needs to achieve in order to earn incentive fees.  In general, business levels in Egypt declined only moderately.  Management income from Sonesta Bayfront Hotel Coconut Grove decreased by $853,000 due to the sharp decline in net operating income in 2009.  The Company was committed to an annual minimum return payment to the hotel’s owner, and the Company eliminated fees from its income to the extent net operating income was insufficient to pay this minimum return.  Management income during 2008 included $840,000 from Trump International Sonesta Beach Resort Sunny Isles.  The management agreement for this resort was terminated by the Company effective April 1, 2008.  The remaining decrease in management fee income was primarily from lower income from two hotels in Sint Maarten to which the Company licenses the use of its name, and lower income earned from Corporate services, including purchasing, training and reservation services.

Operating Income

	OPERATING INCOME/(LOSS) (in thousands)
	2010	2009	2008

Royal Sonesta Hotel Boston	$2,222	$1,898	$5,464
Royal Sonesta Hotel New Orleans	1,043	749	144
Sonesta Bayfront Hotel Coconut Grove	(869)	--	--
Operating income from hotels after management and service fees	2,396	2,647	5,608
Loss from management activities and other income	(3,820)	(3,598)	(2,216)
Subtotal	(1,424)	(951)	3,392
Income from Management Agreement settlement, net	--	--	3,279
Operating income (loss)	$(1,424)	$(951)	$6,671

2010 versus 2009:  The Company recorded an operating loss of $1,424,000 in 2010 compared to an operating loss of $951,000 in 2009, an increase of $473,000.  Operating income at Royal Sonesta Hotel Boston increased by $324,000 due to a 9% increase in revenues.  Royal Sonesta Hotel New Orleans recorded an increase in operating income of $294,000 in 2010 compared to 2009.  At both the Boston and New Orleans hotels, increases in revenues were partially offset by increased costs and operating expenses and, in the case of Royal Sonesta New Orleans, increased rent expense.  The Company incurred an operating loss in 2010 of $869,000 at Sonesta Bayfront Hotel Coconut Grove.  The Company acquired this condominium hotel July 1, 2010, and this loss was in line with expectations.  The operating loss from management activities of $3,820,000 was $222,000 higher than in 2009.  Increases in fee income of $1,345,000 were offset by increased corporate sales and marketing expenses, and by a provision for potential bad debts related to the Company’s operations in Egypt, and its franchised hotels in Brazil.  A more detailed discussion of the changes in operating income by location follows.

Royal Sonesta Hotel Boston reported operating income of $2,222,000 in 2010 compared to $1,898,000 in 2009, a $324,000 increase.  Increases in revenues of $2,136,000 were partially offset by an 8% increase in total expenses of $1,812,000.  The increase in expenses was primarily due to a $1,271,000 increase in costs and operating expenses.  This resulted from higher payroll and employee benefit costs, an increase in food and beverage cost of sales, and increases in reservations, laundry and operating equipment costs.  During 2010, the hotel operated at a higher occupancy level compared to 2009, requiring higher staffing levels.  In addition, following a payroll and benefits freeze in 2009, the Company granted modest increases to its employees in 2010, and partially reinstated benefits under its 401(k) plan.  Administrative and general expenses increased by $260,000 due to increased credit card commissions and costs associated with changes in management.  The remaining increase in expenses of $281,000 was primarily from increases in sales and marketing and repairs and maintenance costs.

Operating income from Royal Sonesta Hotel New Orleans was $1,043,000 in 2010, compared to $749,000 in 2009, an increase of $294,000.  Increases in revenues of $4,197,000 were for the most part offset by increased expenses of $3,903,000.  The expense increase consisted primarily of a $2,413,000 increase in costs and operating expenses, a $1,132,000 increase in rent expense due under the lease under which the Company operates the hotel, and a $212,000 increase in sales and marketing expenses.  The remaining increase of $146,000 was primarily from increased human resources costs.  During 2010, the hotel’s occupancy was 7.5% higher than during 2009 which resulted in higher payroll costs, and higher costs for supplies, operating equipment, laundry and reservations costs.  In addition, the hotel recorded increased food and beverage revenues of $1,747,000, causing food and beverage costs of sales to increase by $486,000. Entertainment expenses also increased due to Irvin Mayfield’s Jazz Playhouse.  Sales and marketing expenses increased due to higher incentive pay for the hotel’s sales staff as well as higher advertising expense.  The increase in rent expense was due to the higher operating profits as well as a decrease in capital expenditures during 2010 compared to 2009.  The Company operates the Royal Sonesta Hotel New Orleans under a lease, and rent is equal to 75% of net cash flow achieved.  Capital expenditures are deducted in arriving at net cash flow.  Lastly, the 2010 expenses included $331,000 in expenses incurred in connection with the creation of a new specialty restaurant, which is expected to open in 2011.

The Company acquired Sonesta Bayfront Hotel Coconut Grove July 1, 2010.  Previously, this condominium hotel was operated under a management agreement (see Note 3).  The hotel reported an operating loss of $869,000 during the last six months of 2010, which was in line with the Company’s expectations.  The results in 2010 at the hotel have been affected by a construction project to repair and replace part of the stucco on the hotel’s façade.  The Company is not responsible for the cost of these repairs, but the construction work has been noisy and impacted the hotel’s meeting and restaurant business.  This work was completed in February 2011.  The 2010 results also included the loss during the third quarter, which is traditionally the slowest quarter for hotels in South Florida.

Operating losses from the Company’s management and other activities, which are computed after giving affect to management and marketing fees from owned and leased hotels, were $3,820,000 in 2010, compared to the 2009 operating loss of $3,598,000.  Revenues increased by $1,345,000, primarily from increased fee income from the Company’s managed operations in Egypt, and from increased franchise and license fee income.  Expenses related to these activities increased by $1,567,000.  The increase was primarily from increased corporate sales and marketing costs of $751,000, which included higher corporate image advertising expenses and higher expenditures related to the redesign and operation of the Company’s website.  In addition, the Company recorded a provision for potential bad debts of $1,033,000.  Of this amount, $700,000 relates to the Company’s operations in Egypt.  The political unrest in Egypt has impacted business levels starting in February 2011.  The Company expects the collection of amounts owed for fees and other expenses, as well as loans made to the owners of two of the hotels (see Note 5), to be delayed due to the downturn in business.  The Company’s receivables from Egypt, including loans, totaled $4.7 million at December 31, 2010.  The Company also recorded a provision for potential bad debts of $302,000 related to the Company’s franchised hotels in Brazil.  These amounts relate to unpaid fees and expenses for the calendar year 2010.  Based on recent information received, the Company believes these amounts are uncollectible.  The Company’s license agreement with the operator of its Sao Paulo hotel ended in February 2011.

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

Operating income at Royal Sonesta Hotel New Orleans increased from $144,000 during 2008 to $749,000 in 2009.  Decreases in revenues of $1,116,000 in 2009 were more than offset by a decrease in expenses of $1,721,000.  The decrease in expenses was mainly due to lower costs and operating expenses and rent expense.  Costs and operating expenses decreased by $650,000, or 4%, mainly due to lower payroll and benefits costs and lower utility costs.  Rent expense decreased by $959,000.  The Company operates Royal Sonesta Hotel New Orleans under a lease under which rent payable to the landlord equals 75% of net cash flow.  The savings in rent was due to lower operating profits, as well as an increase in capital expenditures in 2009 compared to 2008.  Capital expenditures are deducted from cash flow for rent purposes.

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

Other Income and Deductions

Interest expense decreased from $2,865,000 in 2009 to $2,479,000 in 2010, a $386,000 decrease.  Interest expense incurred on the mortgage loan secured by Royal Sonesta Hotel Boston decreased by $681,000.  In February 2010, the Company refinanced the mortgage loan, and the effective interest rate on the new loan is 6.4% compared to 8.6% on the loan that was repaid.  The aforementioned decrease was partially offset by interest expense of $295,000 on a first mortgage loan secured by Sonesta Bayfront Hotel Coconut Grove.  The Company acquired this condominium hotel July 1, 2010 (see also Notes 3 and 6).  Interest expense in 2009 decreased by $105,000 compared to 2008.  The 2009 and 2008 expense consisted solely of interest on the Company’s mortgage loan secured by Royal Sonesta Hotel Boston, and the decrease was a result of the principal payments made on the loan during these two years.

Interest income decreased by $780,000 to $402,000 in 2009 compared to 2008, and by an additional $141,000 to $261,000 in 2010.  The decrease in 2010 was mainly due to lower income earned on the investment of the Company’s cash balances, due to lower rates of return.  This decrease was partially offset by income earned on new loans made in 2010 to the owners of Sonesta hotels in Sint Maarten and Sharm El Sheikh, Egypt.  The decrease in 2009 compared to 2008 was also the result of lower income earned on the Company’s short term cash investments, due to lower rates of return.

During 2009 the Company reported a pre-tax gain of $41,843,000 following the dissolution of a development partnership in which the Company owned a 50% limited interest.  The partnership sold the land and improvements comprising the former Sonesta Beach Resort Key Biscayne in September 2009 (see Note 4, Investment in Development Partnership).  The $125,000 gain in 2010 consists of a residual payment received of $185,000 from the aforementioned development partnership following the wind up of the partnership accounts.  This gain was partially offset by a $56,000 loss in connection with the sale of assets related to a laundry facility in New Orleans.  The sale price of the assets (primarily laundry equipment) was $394,000.

Federal, State and Foreign Income Taxes

During 2010 the Company recorded a tax benefit of $1,508,000 on a pre-tax loss of $3,532,000.  This tax is higher than the statutory federal income tax rate.  The Company recorded federal tax benefits for prior year uncertain tax positions including interest and penalties, following its determination that there are no remaining uncertain tax positions.  In addition, the Company recorded state tax benefits attributed to Florida and Massachusetts, and federal general business tax credits.  These benefits and credits were partially offset by state tax expense attributed to Louisiana and foreign tax provisions in excess of applicable federal tax credits thereon.

During 2009, the Company recorded a tax expense of $13,168,000 on pre-tax income of $38,445,000.  This tax expense is approximately the same as the statutory federal income tax rate.  State tax expense on income attributed to Louisiana, Florida and Massachusetts was partially offset by general business tax credits and an adjustment to the gain reported on the Key Biscayne transaction (see Note 4) which is not subject to tax.

Liquidity and Capital Resources

The Company had cash and cash equivalents of approximately $24 million at December 31, 2010.  As of that date, the majority of these funds were held in money market mutual funds and non-interest bearing bank accounts.

The political unrest in Egypt has impacted business levels at the Company’s managed hotels and Nile River cruise ships starting in February 2011.  This will affect fee income the Company derives from this area (approximately $3 million in 2010, but fee income in 2011 will be substantially less) and will also delay the receipt of outstanding receivables and loans from these properties.  The total amount due for both loans and receivables at December 31, 2010 was $4,700,000.  To account for the delays in receiving payment, and for potential uncollectible amounts, the Company provided for a reserve of $700,000, which expense is included in administrative and general expense in the fourth quarter of 2010.  In addition, the Company will not recognize income in 2011 from Egypt until such time that the hotels and ships resume payments on the loans and receivables.

The Company licenses the use of its name to the operator of two hotels in Brazil.  The owner of one of the hotels, in Sao Paulo, has terminated the management contract for the hotel with the operator, which in turn terminated the Company’s license agreement in February 2011.  The Company provided for a $302,000 provision for potential bad debts against 2010 fees and other expenses due from both hotels.  This expense is included in administrative and general expense in the 2010 fourth quarter.

On July 1, 2010, the Company completed the purchase of Sonesta Bayfront Hotel Coconut Grove, a condominium hotel.  The purchase price of $8,185,000 included cash paid at closing of $1,349,000, as well as the assumption of a mortgage loan in the amount of $6,500,000.  The remaining amount of $336,000 represents the fair value of a future share of cash flow which the seller is entitled to (see Note 3).

The Company contributed $1,497,000 to its pension plan in 2010, and expects to make contributions of $549,000 during 2011.

The Company is completely renovating 200 guestrooms at Royal Sonesta Boston, at an estimated cost of $5.8 million.  $1.7 million was spent at December 31, 2010, and the remainder will be spent during the first quarter of 2011.

The Company is adding a signature restaurant at Royal Sonesta Hotel New Orleans.  The total project cost (capital additions, furniture and equipment and pre-opening costs) is estimated at approximately $5.6 million, of which $650,000 was spent at December 31, 2010. Since these costs are deducted from cash flow in calculating percentage rent due under the lease for this hotel, the Company’s share of this commitment is approximately $1.4 million.  This project is expected to be completed in 2011.

In February 2010, the Company refinanced the mortgage loan on Royal Sonesta Hotel Boston.  A new $32,000,000 loan repaid the $31,644,000 outstanding under the previous loan.  Costs incurred in connection with the refinancing totaled approximately $400,000, which included a 1% fee to the lender.  The interest rate on the new 5-year loan is a variable rate based on LIBOR, but the Company has entered into an interest rate swap agreement that provides for a 6.4% interest rate for the term of the loan.  The previous loan carried an 8.6% interest rate.  Payments of interest and principal on the new loan, based on a 25-year amortization period, are approximately $650,000 per quarter.  The payments on the previous loan totaled $999,000 per quarter.  In addition to a first mortgage on the Royal Sonesta Hotel Boston property and a $5,000,000 parent company guarantee, the Company provided a $5,000,000 cash collateral account as additional security for the loan.  The cash collateral account will be released over a 2-year period provided the hotel achieves certain debt service coverage ratios.  The Company achieved the required debt service coverage ratio for the year 2010, and will receive back 50% of the cash collateral in early April 2011.

In connection with the extension of the license agreements for two hotels in Sint Maarten through December 2019 (subject to a mutual cancellation option beginning in May 2015), the Company agreed to loan the owners of these hotels up to $1 million for improvements to the properties.  The Company has funded $948,000 as of December 31, 2010.

In January 2010, the Company made a $500,000 loan to the owner of Sonesta Beach Resort Sharm El Sheikh.  The proceeds of this loan were used to complete Le Royale Sharm El Sheikh, a Sonesta Collection luxury resort.  This 165-room boutique property was built adjacent to the Sonesta Beach Resort property, and is managed by the Company.

No dividends were paid during 2010.  A $0.10 per share dividend was declared in 2010 ($370,000), but paid in January

2011.  During 2009, the Company paid dividends totaling $1.25 per share ($4,623,000).

In September 2009, the Company received $12,076,000 in connection with the sale by a partnership, in which the Company owned a 50% limited partnership interest, of the land and improvements formerly comprising Sonesta Beach Resort Key Biscayne.  This payment included the repayment of advances made by the Company to the partnership during 2009 of $2,664,000 and, in addition, $9,412,000 for its share of the sale proceeds of the assets.  In 2010, the Company received a final payment of $185,000 for the remaining sale proceeds (see Note 4, Investment in Development Partnership).

In August 2009, the Company loaned a total of $1,363,000 to the owner of Sonesta St. George Hotel Luxor and Sonesta St. George I Cruise Ship, which are both managed by the Company.  The loan consisted of cash advances of $500,000 and a conversion of receivables for fees and expenses due to the Company from the hotel and the ship.  The proceeds of the loan helped fund improvements to the Luxor hotel, including additional rooms and meeting facilities.  The hotel’s owner also agreed to a 5-year extension of the management agreement.

Company management believes that its present cash balances will be more than adequate to meet its cash requirements for 2011 and for the foreseeable future.

As of December 31, 2010, the Company’s fixed contractual obligations were as follows (in thousands):

	YEAR
	2011	2012	2013	2014	2015	Total

Long-Term Debt Obligations	$3,119	$3,119	$3,119	$3,119	$35,881	$48,357
Operating Leases	640	206	22	--	--	868
Total	$3,759	$3,325	$3,141	$3,119	$35,881	$49,225

The Company’s hotels also have certain purchase obligations, primarily for maintenance and service contracts.  These are not included in the contractual obligations since the amounts committed are not material, and because the majority of these contracts may be terminated on relatively short notice.

Economic Outlook
Business levels at Royal Sonesta Hotels Boston and New Orleans improved in 2010 by a better margin then originally budgeted.  Revenues in 2010 at Sonesta Bayfront Hotel Coconut Grove were negatively affected by work to repair construction defects.  For 2011, we expect revenues to increase at all three domestic locations.

In Egypt, political unrest affected business levels at the Company’s managed hotels and ships starting in February 2011.  This will affect the Company’s fee income from this region (approximately $3 million in 2010) and will impact collections of loans and receivables for fees and expenses.

It is impossible to predict the extent of the recovery of business levels in Egypt at this point.  Also, the expected improvement in 2011 financial results from the Company’s domestic hotels is dependent on a continued improvement in economic conditions resulting in improved consumer demand and corporate spending.  The Company does have adequate cash resources to continue operations and meet its foreseeable needs.

Critical Accounting Policies and Estimates

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates and assumptions. The Company believes that of its significant accounting policies, the following may involve a higher degree of judgment and complexity.

•
Revenue recognition – a substantial portion of our revenues result from the operations of our owned and leased hotels.  These revenues are recognized at the time that lodging and other hotel services are provided to our guests.   Certain revenues, principally those relating to groups using lodging and banquet facilities, are billed directly to the customers.   These revenues are subject to credit risk, which the Company manages by establishing allowances for uncollectible accounts.   If management establishes allowances for uncollectible accounts that are insufficient, it will overstate income and this will result in increases in allowances for uncollectible accounts in future periods.

Management, license and service fees represent fee income from hotels operated under management agreements and license fees from hotels to which the Company has licensed the use of the “Sonesta” name.  Management fees include base fees and marketing fees, which are generally based on a percentage of gross revenues, and incentive fees, which are generally based on the hotels’ profitability.  These fees are typically based on revenues and income achieved during each calendar year.  Incentive fees, and management fees of which the receipt is based on annual profits achieved, are recognized throughout the year on a quarterly basis based on profits achieved during the interim periods when our agreements provide for quarterly payments during the calendar years they are earned, and when such fees would be due if the management agreements were terminated.  As a result, during quarterly periods, fee income may not be indicative of eventual income recognized at the end of each calendar year due to changes in business conditions and profitability.  License fees are earned based on a percentage of room revenues of the hotels.

The Company records the reimbursement of certain expenses incurred on behalf of managed and affiliated properties, and the costs incurred on behalf of owners of managed properties on a “gross” basis in revenues and costs.  These costs relate primarily to payroll and benefit costs of managed properties in which the Company is the employer.

•	Impairment of long lived assets – the Company monitors the carrying value of its owned properties from the perspective of accounting rules relating to impairment. A requirement to

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

•
Sonesta Bayfront Hotel Coconut Grove – until July 1, 2010, the Company operated this condominium hotel under a management agreement under which it was committed to fund net operating losses, and provide the owner with minimum annual returns.  In addition, the management agreement was subject to termination if the Company elected not to cure shortfalls against a minimum target return.  Under its agreements, the Company was entitled to management and marketing fees based on revenues, and incentive fees based on profits.  In case the aforementioned annual minimum returns and minimum target returns were not met, the Company eliminated management and marketing fees from its revenues.  If the amount of the shortfall exceeded the fee income, the Company booked the additional amount as an administrative and general expense.  The Company purchased the hotel on July 1, 2010 (see Note 3).

•
Accounting for 2005 Asset Transfer – in April 2005, the Company completed the transfer of the land and improvements of Sonesta Beach Key Biscayne to a development partnership, of which the Company was a 50% partner.  At that time, the Company received non-refundable proceeds of approximately $60 million.  Since the Company had a continuing involvement in the ownership of the development, the initial gain was deferred.  In 2009, the development partnership sold its assets and the Company realized the previously deferred gain (see Note 4 – Investment in Development Partnership).

Quantitative and Qualitative Disclosure of Market Risk

The Company is subject to risk of loss associated with movements in market interest rates.  For the mortgage loan secured by Royal Sonesta Hotel Boston the Company manages this risk through the use of an interest rate swap that hedges the Company’s $32,000,000 mortgage loan at a fixed rate of 6.4%.  The Company financed the acquisition of Sonesta Bayfront Hotel Coconut Grove on July 1, 2010 with a mortgage loan that carries a fixed interest rate of 6.25%.  The Company believes the carrying values of these loans at December 31, 2010 approximates their fair values due to the close proximity to the closing dates.

Short and Long Term Debt (in thousands) maturing in:

	YEAR
	2011	2012	2013	2014	2015	Total	Fair Value
Fixed rate	$676	$719	$768	$819	$35,072	$38,054	$38,054
Average interest rate	6.37%	6.37%	6.37%	6.37%	6.37%

Selected Quarterly Financial Data

Following are selected quarterly financial information for the years ended December 31, 2010 and 2009:

	(in thousands except for per share data)
	2010
	1st	2nd	3rd	4th
Revenues	$14,762	$19,139	$17,737	$19,906
Other revenues from managed and
affiliated properties	1,370	1,319	330	121
Total revenues	16,132	20,458	18,067	20,027
Operating income (loss)	(1,151)	1,585	(443)	(1,415)
Net income (loss)	(1,192)	657	(589)	(900)
Net income (loss) per share	$(0.32)	$0.18	$(0.16)	$(0.25)

	2009
	1st	2nd	3rd	4th
Revenues	$13,103	$16,497	$14,517	$16,341
Other revenues from managed and
affiliated properties	1,221	1,082	1,045	1,013
Total revenues	14,324	17,579	15,562	17,354
Operating income (loss)	(2,400)	363	148	938
Net income (loss)	(2,212)	(109)	27,379	219
Net income (loss) per share	$(0.60)	$(0.03)	$7.41	$0.06

Fourth Quarter Results

Revenues

	TOTAL REVENUES (in thousands)
	NO. OF
	ROOMS	2010	2009

Royal Sonesta Hotel Boston	400	$6,443	$6,324
Royal Sonesta Hotel New Orleans	500	9,627	8,685
Sonesta Bayfront Hotel Coconut Grove	200	1,994	--
Management and service fees		1,842	1,332
Total revenues, excluding other revenues from managed and affiliated properties		$19,906	$16,341

Total revenues, excluding other revenues from managed and affiliated properties, during the fourth quarter of 2010 were $19,906,000 compared to $16,341,000 during the fourth quarter of 2009, an increase of $3,565,000.

Royal Sonesta Hotel Boston reported fourth quarter 2010 revenues of $6,443,000 compared to $6,324,000 in the fourth quarter of 2009, representing a $119,000, or 2%, increase.  Slightly lower occupancy levels (2.5% lower compared to 2009) were offset by a 7% increase in average daily rates achieved.    Total room revenues increased by $136,000, and revenues from other sources, primarily food and beverage, decreased by $17,000.  The reason for the lower occupancy in the 2010 fourth quarter was that approximately half of the hotel’s rooms were unavailable for rent starting the end of November because of a major renovation project.  This project was completed in March 2011.

Revenues at Royal Sonesta Hotel New Orleans during the fourth quarter of 2010 totaled $9,627,000 compared $8,685,000 in the 2009 fourth quarter, representing a $942,000, or 11%, increase.  Demand in New Orleans continued to be strong during the 2010 fourth quarter.  Room revenues increased by $665,000 during the 2010 fourth quarter due to a 13% increase in room revenue per available room (“RevPAR”), as a result of higher occupancy levels (5.5% higher than in the 2009 fourth quarter), and a 4% increase in average daily rates achieved.  Group and convention and transient market segments contributed to the increased revenues.  Revenues from other sources, primarily food and beverage, increased by $396,000, or 12%.  The higher occupancy levels resulted in increased food and beverage revenues from the hotel’s Desire restaurant and banqueting department.  Also, the addition of a newly created PJ’s Coffee Shop, which opened in December 2009, helped increase food and beverage revenues.  The increases in rooms and food and beverage sales were partially offset by a decrease in revenues of $119,000 from a laundry facility the Company operated in connection with the hotel.  The Company sold the laundry operations in May 2010.

Sonesta Bayfront Hotel Coconut Grove, which the Company acquired July 1, 2010, reported revenues during the 2010 fourth quarter of $1,994,000.  The hotel was previously operated under a management agreement (see Note 3).  2010 fourth quarter revenues were $228,000 less than during the fourth quarter of 2009.  The decrease resulted from a slight decrease in occupancy levels and lower food and beverage revenues.  The hotel’s business has been affected by a construction project involving the repair and replacement of stucco on the hotel’s façade.  This work was done under a settlement agreement between the developer of the hotel and the construction company providing for the repair of defects in the original construction.  The repair work was completed in February 2011, but caused high noise levels while it was ongoing, which affected the hotel’s meeting business and restaurant revenues.

Revenues from management activities increased by $510,000, from $1,332,000 during the 2009 fourth quarter to $1,842,000 during the 2010 fourth quarter.  The increase was primarily due to increased fee income from the Company’s managed hotels and cruise ships in Egypt, as well as increases in license fee income from new hotels in South America and from franchise fees from Sonesta Hotel Orlando Downtown, which was reflagged as a Sonesta in January 2010.

Operating Income

	OPERATING INCOME (LOSS) (in thousands)
	2010	2009

Royal Sonesta Hotel Boston	$261	$676
Royal Sonesta Hotel New Orleans	(266)	388
Sonesta Bayfront Hotel Coconut Grove	(258)	--
Operating income (loss) from hotels after management and service fees	(263)	1,064
Management activities and other income	(1,152)	(126)
Operating income (loss)	$(1,415)	$938

The Company reported an operating loss of $1,415,000 during the fourth quarter of 2010, compared to operating income of $938,000 in the fourth quarter of 2009, a decrease of $2,353,000.

Operating income at Royal Sonesta Hotel Boston decreased from $676,000 in the fourth quarter of 2009 to $261,000 in the fourth quarter of 2010.  A modest revenue increase of $119,000 was offset by increases in expenses during the 2010 fourth quarter of $534,000.  The 9% increase in overall expenses was primarily from higher costs and operating expenses, administrative and general expenses and repairs and maintenance costs.  In addition, the hotel increased sales and advertising expenditures.  Costs and operating expenses increased primarily due to higher payroll and employee benefits costs.  Following a payroll and benefits freeze in 2009, the Company granted modest increases to its employees in 2010.  The Company also partially reinstated benefits under its 401(k) plan, and incurred higher costs for health benefit plans.  Administrative and general expenses increased due to costs incurred in connection with changes in the hotel’s management, as well as an expense for the deductible of a minor property insurance claim.

Royal Sonesta Hotel New Orleans reported an operating loss of $266,000 in the 2010 fourth quarter, compared to operating income of $388,000 in the 2009 fourth quarter, a decrease of $654,000.  Increases in revenues of $942,000 were offset by an increase in expenses of $1,596,000.  The increase in expenses was primarily due to a $770,000 increase in costs and operating expenses and an $809,000 increase in rent expense due under the lease under which the Company operates the hotel.  The increase in costs and operating expenses resulted from higher payroll and employee benefits costs, and higher costs for supplies, operating equipment, laundry and reservations fees.  Additionally, the hotel incurred higher food and beverage costs of sales due to increased food and beverage revenues.  The hotel operated at a significantly higher occupancy level in the 2010 fourth quarter compared to last year.  In addition, the 2010 fourth quarter expenses also included $207,000 in expenses incurred in connection with the creation of a new specialty restaurant, which is expected to open in 2011.  Rent expense increased by $809,000 in the fourth quarter of 2010 compared to last year.  The increase in rent expense was due to higher operating profits as well as a decrease in amounts spent for capital expenditures compared to last year.  The Company operates Royal Sonesta New Orleans under a lease, and rent is equal to 75% of net cash flow achieved.  Capital expenditures are deducted in arriving at net cash flow.  In 2010, the hotel started work on a project to add a specialty restaurant and expected to open the restaurant in late 2010 or early 2011.  The project has been delayed, which resulted in lower capital expenditures during 2010, which increased rent expense.  The Company expects to complete the project in 2011, and the rent expense will benefit from the additional expenditures for the restaurant this year.

The 2010 fourth quarter included a $258,000 operating loss from Sonesta Bayfront Hotel Coconut Grove, which the Company acquired July 1, 2010.  Previously, the hotel was operated under a management agreement (see Note 3).  The loss was in line with the Company’s expectations.

Operating losses from the Company’s management activities, which are computed after giving effect to management and marketing fees from owned and leased hotels, increased from $126,000 in the 2009 fourth quarter to $1,152,000 during the 2010 fourth quarter.  Increases in revenues of $510,000 were offset by a $1,536,000 increase in expenses related to these activities.  The increase resulted entirely from increased administrative and general expenses.  The expense in 2010 included a provision for potential bad debts in the amount of $1,033,000.  Of this amount, $700,000 relates to Egypt, where political unrest has had a serious impact on business levels at the Company’s managed operations starting in February 2011.  Total receivables from Egypt, including loans, totaled $4,700,000 at December 31, 2010.  In addition, the Company recorded a provision for potential bad debts of $302,000 related to receivables from the Company’s franchised hotels in Brazil.  These amounts relate to unpaid fees and expenses for the 2010 calendar year.  The Company’s license agreement for the hotel in Sao Paulo ended February 2011.  The 2010 fourth quarter expenses also included a $210,000 increase in expense related to a self-insured health insurance plan, due to higher claims incurred in 2010.  The remaining increase in expenses resulted from higher payroll and benefit costs, and higher costs related to the Company’s regional office in Cairo, Egypt.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Sonesta International Hotels Corporation

We have audited the accompanying consolidated balance sheet of Sonesta International Hotels Corporation as of December 31, 2010, and the related consolidated statements of operations, stockholders’ equity, comprehensive income (loss) and cash flows for the year then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sonesta International Hotels Corporation as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP

Boston, Massachusetts
March 24, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Sonesta International Hotels Corporation:

We have audited the accompanying consolidated balance sheet of Sonesta International Hotels Corporation as of December 31, 2009 and the related consolidated statements of operations, stockholders' equity, comprehensive income (loss) and cash flows for the year then ended.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sonesta International Hotels Corporation as of December 31, 2009 and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Caturano and Company, P.C.

Boston, Massachusetts
March 25, 2010

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2010 and 2009
(in thousands, except for per share data)

	2010	2009
Revenues:
Rooms	$42,434	$35,215
Food and beverage	19,034	16,209
Management, license and service fees	5,648	4,302
Parking, telephone and other	4,428	4,732
	71,544	60,458
Other revenues from managed and affiliated properties	3,140	4,361
Total revenues	74,684	64,819

Costs and expenses:
Costs and operating expenses	33,454	28,009
Advertising and promotion	7,204	5,688
Administrative and general	14,157	12,363
Human resources	1,180	904
Maintenance	3,605	3,395
Rentals	6,648	4,486
Property taxes	1,401	1,385
Depreciation and amortization	5,319	5,179
	72,968	61,409
Other expenses from managed and affiliated properties	3,140	4,361
Total costs and expenses	76,108	65,770

Operating loss	(1,424)	(951)

Other income (deductions):
Interest expense	(2,479)	(2,865)
Interest income	261	402
Foreign exchange loss	(15)	(16)
Gain on sales of assets and dissolution of development partnership	125	41,875
	(2,108)	39,396
Income (loss) before income taxes	(3,532)	38,445
Income tax expense (benefit)	(1,508)	13,168
Net income (loss)	$(2,024)	$25,277

Basic and diluted income (loss) per share	$(0.55)	$6.84

Dividends per share	$0.10	$1.00
Weighted average number of shares outstanding	3,698	3,698

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED BALANCE SHEETS

December 31, 2010 and 2009
(in thousands, except for per share data)

	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$24,162	$35,557
Restricted cash	2,500	--
Accounts and notes receivable:
Trade, less allowance of $1,103 ($70 in 2009) for doubtful accounts	3,759	5,092
Other, including current portion of long-term receivables andadvances	741	1,242
Total accounts and notes receivable	4,500	6,334
Inventories	958	623
Current deferred tax assets	1,262	476
Prepaid expenses and other current assets	2,020	1,242
Total current assets	35,402	44,232

Restricted cash	2,757	--

Long-term receivables and advances	4,342	1,354

Property and equipment, at cost:
Land and land improvements	3,202	2,102
Buildings	29,666	25,721
Furniture and equipment	28,544	30,859
Leasehold improvements	9,401	9,109
Projects in progress	2,205	64
	73,018	67,855
Less accumulated depreciation and amortization	33,597	33,585
Net property and equipment	39,421	34,270

Other long-term assets	4,268	875
	$86,190	$80,731

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED BALANCE SHEETS

	2010	2009
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$676	$594
Accounts payable	3,868	2,887
Advance deposits	1,224	1,103
Accrued liabilities:
Salaries and wages	2,147	1,278
Rentals	5,195	3,741
Interest	209	236
Pension and other employee benefits	1,512	2,064
Interest rate swap	1,691	--
Income taxes	580	327
Other	1,190	1,028
	12,524	8,674
Total current liabilities	18,292	13,258

Long-term debt	37,378	31,245

Pension liability, non-current	6,781	6,554

Other non-current liabilities	931	1,082

Deferred tax liabilities	220	1,939

Commitments and contingencies (see Note 8)

Stockholders’ equity:
Common stock:
Class A, $.80 par value
Authorized--10,000 shares
Issued – 6,102 shares at stated value	4,882	4,882
Retained earnings	33,340	35,734
Treasury shares – 2,404, at cost	(12,053)	(12,053)
Accumulated other comprehensive loss	(3,581)	(1,910)
Total stockholders’ equity	22,588	26,653
	$86,190	$80,731

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the years ended December 31, 2010 and 2009
(in thousands, except for per share data)

Common Shares Outstanding		Class A Common Stock	Treasury Shares at Cost	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity

3,698	Balance January 1, 2009	$4,882	$(12,053)	$14,155	$(2,858)	$4,126
--	Cash dividends declared on common stock ($1.00 per share)	--	--	(3,698)	--	(3,698)
--	Net income	--	--	25,277	--	25,277
--	Pension plan, actuarial gain recognized	--	--	--	948	948
3,698	Balance December 31, 2009	4,882	(12,053)	35,734	(1,910)	26,653

--	Cash dividends declared on common stock ($0.10 per share)	--	--	(370)	--	(370)
--	Pension plan, actuarial loss recognized	--	--	--	(599)	(599)
--	Loss on derivative	--	--	--	(1,072)	(1,072)
--	Net loss	--	--	(2,024)	--	(2,024)
3,698	Balance December 31, 2010	$4,882	$(12,053)	$33,340	$(3,581)	$22,588

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, 2010 and 2009
(in thousands)

	2010	2009

Net income (loss)	$(2,024)	$25,277

Other comprehensive income (loss), net of tax:
Pension Plan, actuarial income (loss)	(599)	948
Unrealized loss on derivative	(1,072)	--

Comprehensive income (loss)	$(3,695)	$26,225

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2010 and 2009
(in thousands)

	2010	2009
Cash provided (used) by operating activities
Net income (loss)	$(2,024)	$25,277
Adjustments to reconcile net income (loss) to net cash
provided (used) by operating activities
Depreciation and amortization	5,408	5,271
Provision for doubtful accounts	1,033	11
Deferred federal and state income tax provision (benefit)	(1,383)	11,994
Gain on sales of assets and dissolution of development partnership	(125)	(41,875)

Changes in assets and liabilities
Restricted cash	--	175
Accounts and notes receivable	(1,536)	(55)
Inventories	(149)	5
Prepaid expenses and other	179	(146)
Accounts payable	(370)	64
Advance deposits	(27)	(178)
Accrued liabilities	(231)	(1,521)
Cash provided (used) by operating activities	775	(978)

Cash provided (used) by investing activities
Cash paid to purchase hotel, net of cash acquired	(545)	--
Proceeds from sales of assets	383	257
Payments received from development partnership	185	9,412
Expenditures for property and equipment	(5,387)	(4,612)
New loans and advances	(1,842)	(3,224)
Payments received on long-term receivables and advances	977	3,025
Cash provided (used) by investing activities	(6,229)	4,858

Cash used by financing activities
Proceeds from issuance of long-term debt	32,000	--
Cost of financing	(399)	--
Payment on refinancing of long-term debt	(31,644)	--
Restricted cash	(5,257)	--
Scheduled repayments of long-term debt	(641)	(1,163)
Cash dividends paid	--	(4,623)
Cash used by financing activities	(5,941)	(5,786)
Net decrease in cash and cash equivalents	(11,395)	(1,906)
Cash and cash equivalents at beginning of year	35,557	37,463
Cash and cash equivalents at end of year	$24,162	$35,557

See accompanying notes to consolidated financial statements.

SONESTA INTERNATIONAL HOTELS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation and Significant Accounting Policies

Basis of Presentation:

Sonesta International Hotels Corporation (the Company) is engaged in the operation of hotels in Boston, Massachusetts, Coconut Grove, Florida and New Orleans, Louisiana.  The Company also operates, under management agreements, hotels in Cairo, Sharm El Sheikh, Luxor, Taba, Hurghada and until March 2009, in Port Said, Egypt.  The Company also manages six Nile River cruise ships in Egypt.  In 2010, the Company entered into a franchise agreement for a hotel in Orlando, Florida.  Abroad, Sonesta has granted licenses, for which it receives fees, for the use of its name for hotels in Sint Maarten, Brazil, Chile, Colombia and Peru.

Principles of Consolidation:

The consolidated financial statements include the results of operations of wholly-owned and leased properties, and fee income and certain revenues and costs from reimbursable expenses incurred at managed and affiliated properties.  All significant intercompany balances and transactions have been eliminated.

Foreign Currency Transactions:

Assets and liabilities denominated in foreign currency are converted at end of year rates, and income and expense items are converted at weighted average rates during the period.  The net result of such conversions is charged or credited to the consolidated statement of operations.

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

•
Other revenues from managed and affiliated properties – The reimbursements of certain expenses incurred on behalf of managed and affiliated properties, and the costs incurred on behalf of owners of managed properties are recorded on a “gross” basis in revenues and costs.  These costs relate primarily to payroll and related costs of managed properties in which the Company is the employer.  The revenue for these costs is included in “Other revenue from managed and affiliated properties” and the offsetting expense is included in “Other expenses from managed and affiliated properties”.

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

Fair Value of Financial Instruments:

The Company's financial instruments consist of cash and cash equivalents, restricted cash, accounts and notes receivable, accounts payable and long-term debt.  The Company believes that the carrying value of its financial instruments approximates their fair values.  The majority of the Company’s cash and cash equivalents at December 31, 2010 were held in money market mutual funds and non-interest bearing bank accounts.  The book balance at December 31, 2010 of the Company’s long-term debt approximates its fair value (see Note 12).

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

Impact of Recently Issued Accounting Standards:

The FSAB has issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements.  This ASU affects all entities that are required to make disclosures about recurring and nonrecurring fair value measurements under FASB ASC Topic 820, originally issued as FASB Statement No. 157, Fair Value Measurements.  The ASU requires certain new disclosures and clarifies two existing disclosure requirements.  The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements.  Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Subsequent Events:

The Company evaluated all events or transactions that occurred after December 31, 2010 through the date of this annual report.

Statement of Cash Flows:

Cash and cash equivalents consist of cash on hand and short-term, highly liquid investments with original maturities of less than 90 days, which are readily convertible into cash.

Cash paid for interest in 2010 and 2009 was approximately $2,422,000 and $2,832,000, respectively.  Cash paid for income taxes in 2010 and 2009 was approximately $362,000 and $236,000, respectively.

A subsidiary of the Company acquired Sonesta Bayfront Hotel Coconut Grove on July 1, 2010 (see Note 3).  The amount of cash acquired in the transaction was $804,000, and cash paid at closing was $1,349,000.  The total assets and liabilities assumed were as follows:

Fair value of assets acquired:
Accounts receivable	$468
Other current assets	660
Land, property, furniture and equipment	5,385
Other long term assets	2,564
Cash acquired	804
Total assets acquired	9,881
Cash paid at closing	(1,349)
Liabilities assumed	$8,532

Liabilities assumed consist of:
Debt assumed	$6,500
Accounts payable and advance deposits	858
Other current liabilities	838
Non current liabilities	336
Total liabilities assumed	$8,532

In August 2009, the Company made a loan of $1,363,000 to the owner of Sonesta St. George Hotel Luxor and Sonesta St. George I Cruise Ship, which are both managed by the Company.  The loan included the conversion of receivables for fees and expenses totaling $863,000, and as a result the Company recorded the following non-cash transaction (in thousands):

Increase in Long term receivables	$863
Decrease in Accounts Receivable	(863)

2.	Operations

The political unrest in Egypt has impacted business levels at the Company’s managed hotels and Nile River cruise ships.  This will impact the fee income the Company derives from this area (approximately $3 million in 2010, but 2011 fee income will be substantially less) and will also delay the receipt of outstanding receivables and loans from these properties.  The total amount due for both loans and receivables at December 31, 2010 was $4,700,000.  To account for the delays in receiving payment, and for potential uncollectible amounts, the Company provided for a reserve of $700,000, which expense is included in administrative and general expense in the fourth quarter of 2010.  In addition, the Company will not recognize income in 2011 from Egypt until such time that the hotels and ships resume payments on the loans and receivables.

The Company licenses the use of its name to the operator of two hotels in Brazil.  In February 2011, the owner of one of the hotels, in Sao Paulo, terminated the management contract for the hotel, which resulted in the termination of the Company’s license agreement.  The Company provided for a reserve of $302,000 against receivables for fees and other expenses due from both hotels for the calendar year 2010.  Based on recent information received, the Company believes these amounts are uncollectible.  The $302,000 expense is included in administrative and general expense in the 2010 fourth quarter.

On July 1, 2010, the Company completed the purchase of Sonesta Bayfront Hotel Coconut Grove.  The purchase price of $8,185,000 included cash paid at closing of $1,349,000, as well as the assumption of a mortgage loan in the amount of $6,500,000.  The remaining amount of $336,000 represents the fair value of a future share of cash flow which the seller is entitled to (see Note 3).

The Company is adding a signature restaurant in Royal Sonesta Hotel New Orleans.  The total project cost (capital additions, furniture and equipment and pre-opening costs) is estimated at approximately $5.6 million, of which $650,000 was spent at December 31, 2010.  Since these costs are deducted from cash flow in the calculation of percentage rent due under the lease for this hotel, the Company’s share of this commitment is approximately $1.4 million.  This project is expected to be completed in 2011.

In connection with the extension of the license agreements for two hotels in Sint Maarten through December 2019 (subject to a mutual cancellation option beginning in May 2015), the Company agreed to loan the owners of these hotels up to $1 million for improvements to the properties.  The Company has funded $948,000 as of December 31, 2010.

In August 2009, the Company loaned a total of $1,363,000 to the owner of Sonesta St. George Hotel Luxor and Sonesta St. George I Cruise Ship, which are both managed by the Company.  The loan consisted of cash advances of $500,000 and a conversion of receivables for fees and expenses due to the Company from the hotel and the ship.  The proceeds of the loan helped fund improvements to the Luxor hotel, including additional rooms and meeting facilities.  The hotel’s owner also agreed to a 5-year extension of the Company’s management agreement.

In February 2010, the Company added Sonesta Hotel Orlando Downtown to its collection of domestic hotels.  This is the Company’s first domestic franchised hotel under a franchise program it launched in 2009.

During 2010, the Company added a hotel in Barranquilla, Colombia.  During 2009, the Company added 5 hotels in Valledupar, Colombia; Cusco, Peru; and Concepcion, Calama, and Osorno, Chile.  Under the franchise agreements for these hotels, the Company receives fees for the use of its name.

Gross revenues for hotels operated by the Company under management contracts for third party owners, by geographic area, for the years ended December 31, 2010 and 2009, are summarized below:

	(in thousands)
	(unaudited)
	2010	2009

United States	$5,750	$9,376
Egypt	77,901	64,376
	$83,651	$73,752

Costs and operating expenses for owned and leased hotels for the years ended December 31, 2010 and 2009 are summarized below:

	(in thousands)
	2010	2009
Direct departmental costs:
Rooms	$11,785	$9,869
Food and beverage	16,638	13,404
Heat, light and power	2,418	2,330
Other	2,613	2,406
	$33,454	$28,009

Direct departmental costs include payroll expense and related payroll burden, the cost of food and beverage consumed and other departmental costs.  The expenses for 2010 include $1,523,000 of expenses from Sonesta Bayfront Hotel Coconut Grove, which the Company acquired July 1, 2010.

3.	Purchase of Sonesta Bayfront Hotel Coconut Grove

On July 1, 2010, the Company closed its purchase of Sonesta Bayfront Hotel Coconut Grove.  The hotel had been operated by the Company under a management agreement since its opening in April 2002.  Sonesta Bayfront Hotel Coconut Grove is a condominium hotel.  Owners of condominium units in the hotel have the option to place their units in a rental program, and receive rent based on a percentage of room revenues achieved.  The Company acquired the “Hotel Lot”, which includes a restaurant, meeting rooms and other hotel facilities, the Hotel’s working capital, and the right to operate the rental program pursuant to lease agreements with unit owners.  Based on historical cash flow achieved, particularly in 2007 and 2008, the Company believes this investment will provide adequate returns over time.  In addition, financing for the acquisition was available on reasonable terms, and the Company’s management agreement would otherwise have expired in 2017.

The purchase price of $8,185,000 included the assumption of a $6,500,000 first mortgage loan, and cash paid at closing of $1,349,000.  The Company also agreed to pay the Seller a share of net cash flow, as defined, for a period of 11 years starting January 1, 2010, and recorded a $336,000 liability for the estimated fair value of this obligation.  Legal fees and loan costs incurred in connection with this transaction totaling $137,000 were expensed during the 2010 third quarter.  Details on the mortgage loan are included in Note 6 – Borrowing Arrangements.

The acquisition was accounted for as a business combination using the acquisition method. The purchase price was assigned to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition.

The purchase price was assigned to the underlying assets acquired and liabilities assumed as follows (in thousands):

Cash paid at closing	$1,349
Debt assumed	6,500
Present value of estimated future profit participation payments to Seller	336
Total purchase price	8,185

Assigned as:
Cash	804
Accounts receivable	468
Inventories	192
Prepaid expenses and other current assets	468
Land	1,100
Property	3,285
Furniture, fixtures and equipment	1,000
Other long-term assets	2,564
Accounts payable	(709)
Advance deposits	(149)
Other accrued liabilities	(838)
Total	$8,185

The estimated values of current assets and liabilities were based on their historical carrying values on the date of acquisition due to their short-term nature. The fair value of furniture and equipment was estimated based on its historical cost and estimated remaining useful life.

The “Other long-term assets” represents the fair value of the lease agreements with the unit owners which the Company acquired in the transaction.  The Company determined the estimated fair value of the land, property and other long-term asset after review and consideration of relevant information including discounted cash flow analyses, market data and third party and management’s estimates.

The property, furniture and equipment acquired will be amortized over periods ranging from five to fifteen years.  The other long-term assets are being amortized over a period of fifteen years.  The amortization expense included in 2010 equaled $86,000.  The Company estimates that annual amortization expense for the other long-term asset will be approximately $171,000 per year.

The results of operations of Sonesta Bayfront Hotel Coconut Grove have been included in the Company’s consolidated statement of operations since the July 1, 2010 acquisition date. Since the acquisition date, the hotel has reported approximately $3,408,000 in revenues and a pre-tax loss of approximately $1,076,000.

The following unaudited proforma condensed financial information gives effect to our acquisition of the Sonesta Bayfront Hotel Coconut Grove as if it had occurred on January 1 of each period presented. The unaudited proforma condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the consolidated financial position or consolidated results of operations of the Company that would have been reported had the acquisition occurred on the date indicated, nor does it represent a forecast of the consolidated results of the operations of the Company for any future period.

(in thousands)
	2010				2009
	Sonesta	Sonesta Bayfront Hotel	Proforma Adjustments	Proforma as Adjusted	Sonesta	Sonesta Bayfront Hotel	Proforma Adjustments	Proforma as Adjusted
Revenues	$71,544	$5,750	$(255)	$77,039	$60,458	$7,154	$(150)	$67,462
Other revenues from managed hotels	3,140	--	(2,241)	899	4,361	--	(4,062)	299
Total revenues	74,684	5,750	(2,496)	77,938	64,819	7,154	(4,212)	67,761
Net income (loss)	$(2,024)	$396	$(630)	$(2,258)	$25,227	$374	$(860)	$24,741

A reconciliation of the proforma adjustment to net income follows (in thousands):

	December 31,
	2010	2009
Reduction in management fee income	$(255)	$(150)
Reduction in other revenues from managed hotels	(2,241)	(4,062)
Reduction in other expenses from managed hotels	2,241	4,062
Increase in depreciation and amortization	(276)	(552)
Increase in interest expense	(204)	(408)
Benefit from income taxes	105	250

Proforma adjustment	$(630)	$(860)

4.	Investment in Development Partnership

The Company was a 50% limited partner in a development partnership which owned the land and improvements formerly comprising the Sonesta Beach Resort Key Biscayne.  The Company contributed the land and improvements to the partnership in April 2005, and the hotel closed in August 2006.  The Company deferred the initial $64,481,000 gain on the transfer due to the Company’s continuing involvement in the partnership.

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

In 2010, the Company received a residual payment of $185,000 from the development partnership following the wind up of the partnership accounts, and this payment was included as a gain on the dissolution of partnership in 2010.

5.	Long-Term Receivables and Advances

	(in thousands)
	December 31,2010	December 31,2009
Sharm El Sheikh, Egypt (a)	$647	$940
Sharm El Sheikh, Egypt (b)	433	--
Luxor, Egypt (c)	822	1,311
Sint Maarten, Netherlands Antilles (d)	802	--
New Orleans, Louisiana (e)	353	--
Other	1,813	215
Total long-term receivables and advances	4,870	2,466
Less: current portion	528	1,112
Net long-term receivables and advances	$4,342	$1,354

(a)
This loan was made in January 2008 to the owners of Sonesta Beach Hotel Sharm El Sheikh and Sonesta Club Sharm El Sheikh by converting receivables for fees and expenses into a five-year loan, payable in monthly installments, starting in January 2008.  The Company is accounting for this loan using an effective interest rate of 6.5%.  Monthly payments of $28,820 on this loan are paid directly from the hotels and deducted from distributions of profits to the owner of these managed hotels.

(b)
This loan, in the original amount of $500,000, was made in January 2010 to the owner of Sonesta Beach Resort Sharm El Sheikh.  The interest rate is 5.25%.  The original three year term was extended by five months in December 2010.  Monthly payments of principal and interest of $15,075 commenced in February 2010, and the last payment will be due in June 2013.

(c)
These loans, in the original amount of $1,363,000, were made in August 2009 to the owner of Sonesta St. George Hotel Luxor and Sonesta St. George I Cruise Ship, which are both managed by the Company.  The loans consisted of cash advances of $500,000, and the conversion of receivables for fees and expenses due to the Company totaling $863,000.  The Company made these loans to assist the owner with the financing of improvements to the Sonesta St. George Hotel Luxor, which included additional guest rooms and meeting/function space.  The interest rate is 5.25%.  Monthly payments of interest and principal are $80,000, and the last payment is due August 2011.

(d)
In February 2010, the Company agreed to loan up to $1,000,000 to the owners of two hotels in Sint Maarten, to which the Company licenses the use of its name.  At the same time, the license agreements for these hotels were extended until December 2019, with a mutual cancellation option beginning in May 2015.  At December 31, 2010, the Company advanced $949,000, which proceeds were used to fund improvements at both of the properties.  The loans shall be repaid in 10 annual payments of $100,000, the first of which will be due on March 31, 2011.  Interest is due quarterly and will be based on LIBOR plus a surcharge based on increases in room revenues from year to year.  The maximum surcharge is 1.5% per annum.  The Company is accounting for this loan using an effective interest rate of 6% and has discounted the loan accordingly.  The discount has been recorded as an other long-term asset and is being amortized over the remaining term of the license agreements.

(e)
This loan, in the original amount of $394,000, was made in connection with the sale by the Company in May 2010 of a laundry facility in New Orleans, Louisiana.  The interest rate is 5%.  Monthly payments for interest and principal are $7,435, and the final payment is due in May 2015.

Egypt Receivables and Advances

The political unrest in Egypt has impacted business levels at the Company’s managed hotels and Nile River cruise ships starting in February 2011.  This will impact fee income in 2011 (the Company earned approximately $3 million of fees in 2010, but 2011 fees will be substantially less), and will also delay receipt of outstanding receivables and loans.  The total amount due for both loans and receivables from Egypt at December 31, 2010 was approximately $4.7 million.  Of the loans included above (total of $1.9 million) the Company currently expects to collect $356,000 in 2011, and has classified this amount as short-term.  The Company’s receivables for fees and expenses totaled approximately $2.8 million at December 31, 2010, of which approximately $1.4 million is due from Sonesta St. George Hotel Luxor and Sonesta St. George I Cruise ship, which are owned by the same owner.  The Company expects to collect approximately

$1.3 million of the $2.8 million in receivables for fees and expenses in 2011.  As a result, $1.5 million is included in other long-term receivables above.  To account for the delays in receiving payments, and for potential uncollectible accounts, the Company provided for a reserve of $700,000 at December 31, 2010, which is recorded as a reduction of the related short term receivables.

Management continually monitors the collectability of its receivables and advances and believes they are fully realizable, after considering the reserves recorded at December 31, 2010.

6.	Borrowing Arrangements

Long-Term Debt

	(in thousands)
	December 31,2010	December 31,2009
Charterhouse of Cambridge Trust and Sonesta of Massachusetts, Inc.:
First mortgage note (a)	$31,598	$31,839

Sonesta Coconut Grove, Inc.:
First mortgage note (b)	6,456	--

Subtotal	38,054	31,839
Less: current portion	676	594
Total long-term debt	$37,378	$31,245

(a)  This first mortgage note is payable by Charterhouse of Cambridge Trust and Sonesta of Massachusetts, Inc., the Company’s subsidiaries that own and operate Royal Sonesta Hotel Boston.  The mortgage loan was refinanced in February 2010.  A new $32,000,000 loan repaid the $31,644,000 outstanding under the previous loan.  Costs incurred in connection with the refinancing totaled approximately $400,000, which included a 1% fee to the lender.  These costs are being amortized to interest expense over the term of the mortgage note.  The new loan, which will mature March 1, 2015, has a variable rate based on LIBOR, but the Company has entered into an interest swap agreement that provides for a 6.4% fixed interest rate for the term of the loan.  Payments of interest and principal, based on a 25-year amortization period, are approximately $650,000 per quarter.

The loan is secured by a first mortgage on the Royal Sonesta Hotel Boston property which is included in fixed assets at a net book value of $20,053,000 at December 31, 2010.  As additional security, the Company provides a $5,000,000 parent company guaranty and established a restricted cash collateral account in the amount of $5,000,000.  This cash collateral account will be released over a two-year period provided the Hotel achieves a debt service coverage ratio of no less than 1.50 to 1 for eight consecutive quarters starting with the first quarter of 2010.  The Company achieved the required debt service ratio during 2010, and will receive back 50% of the cash collateral in early April 2011.  The loan is subject to a maximum loan-to-value ratio of 65%.  Based on an appraisal completed in January 2010, the loan to value ratio based on the “as is” market value of the hotel equaled 46%.  The loan is also subject to a minimum debt service coverage ratio of 1.25 to 1.  If the hotel fails to achieve this ratio, additional principal payments are required.

(b)  This first mortgage note is payable by Sonesta Coconut Grove, Inc., the Company’s subsidiary that acquired Sonesta Bayfront Hotel Coconut Grove on July 1, 2010 (see Note 3).  This loan, which will mature in October 2015, has a 6.25% fixed interest rate.  Payments of interest and principal, based on a 25-year amortization period, are $43,247 per month.  The loan is secured by a first mortgage on the Sonesta Bayfront Hotel property which is included in fixed assets at a net book value of $5,228,000 at December 31, 2010.  As additional security, the Company funded a cash collateral account in the amount of $257,000 (6 months of debt service payments) which will be released if the hotel achieves an annual debt service coverage ratio of 1.20 to 1.  The Hotel did not achieve this level of earnings in 2010.  The Company also provides a parent company guaranty of $4 million to the lender.

Aggregate principal payments for the years subsequent to December 31, 2010, are as follows:

Year	(in thousands)
2011	$676
2012	719
2013	768
2014	819
2015	35,072

7.	Stockholders’ Equity

Basic Income per Share

As the Company has no dilutive securities, there is no difference between basic and diluted earnings per share.  The following table sets forth the computation of basic income or loss per share (in thousands, except for per share data):

	2010	2009
Numerator:
Net income (loss)	$(2,024)	$25,277

Denominator:
Weighted average number of shares outstanding	3,698	3,698

Net income (loss) per share	$(0.55)	$6.84

8.	Commitments and Contingencies

The Company operates Royal Sonesta Hotel New Orleans under a lease, under which rent payable to the landlord equals 75% of net cash flow.  Expenditures for replacements of furniture, fixtures and equipment and capital additions are deducted from cash flow for purposes of calculating rent.  At the end of each quarter, the Company deducts a prorata share of the expected total expenditures for the year from profits when calculating rent.  At the end of each year, actual expenditures are deducted.  If certain planned projects are delayed and not completed within the year they were planned, this will result in lower rent expense during the first three quarters of the year.

On July 1, 2010, the Company purchased Sonesta Bayfront Hotel Coconut Grove (see Note 3).  Sonesta Bayfront Hotel is a condominium hotel.  Owners of condominium units in the hotel have the option to place their unit in a rental program, and receive rent based on a percentage of room revenues achieved.  The Company acquired the “Hotel Lot”, which includes a restaurant, meeting rooms and other hotel facilities, the Hotel’s working capital, and the right to operate the rental program pursuant to lease agreements with the unit owners.

Minimum fixed rentals under operating leases, principally on real estate, payable subsequent to December 31, 2010 (exclusive of real estate taxes, insurance and other occupancy costs) are as follows:

(in thousands)
Operating leases
Period
2011	$640
2012	206
2013	22

Rentals charged to operations are as follows:

	(in thousands)
	2010	2009
Real Estate:
Fixed rentals	$659	$738
Percentage rentals based on revenues and definedoperating profits	5,989	3,748
	$6,648	$4,486

Percentage rentals in 2010 include $1,046,000 paid to unit owners which are part of the rental program at Sonesta Bayfront Hotel Coconut Grove.  The Company purchased the condominium hotel July 1, 2010.

The Company has incentive compensation plans for management under which hotel profit bases, as established annually, must be achieved before any incentive compensation may be earned.  The incentive compensation charged to operations was $838,000 in 2010 and $232,000 in 2009.

9.	Pension and Benefit Plans

Pension Plan

The Company maintains a non-contributory defined benefit pension plan (the Plan) for certain employees of Sonesta International Hotels Corporation and its subsidiaries.  Benefits are based on each employee’s years of service and the highest average monthly salary during any 60 consecutive months of employment.  The Company’s funding policy is to contribute annually at least the minimum contribution required by ERISA.   The Company does not offer any other post-retirement benefit plans.

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

Obligations and Funded Status

The following table sets forth the funded status of the Plan at December 31, 2010 and 2009:

	(in thousands)
	2010	2009
Change in benefit obligation
Benefit obligation at beginning of year	$27,613	$27,807
Service cost	--	82
Interest cost	1,598	1,596
Actuarial (gain ) loss	1,987	(753)
Benefits paid	(1,325)	(1,119)
Benefit obligation at end of year	29,873	27,613

Change in plan assets
Fair value of plan assets at beginning of year	19,888	17,767
Actual return on plan assets	2,694	2,521
Employer contribution	1,497	934
Benefits paid	(1,325)	(1,119)
Administrative expenses	(211)	(215)
Fair value of plan assets at end of year	22,543	19,888

Benefit obligation in excess of Plan assets	7,330	7,725
Current portion of pension liability	549	1,171
Pension liability, non-current	$6,781	$6,554

The Company recognized accrued benefit costs of $7,330,000 and $7,725,000 in its statement of financial position at December 31, 2010 and 2009, respectively.

Included in accumulated other comprehensive loss at December 31, 2010 are unrecognized actuarial losses of $4,044,000 ($2,509,000, net of tax) that have not yet been recognized in net periodic pension cost. The actuarial loss included in accumulated other comprehensive loss and expected to be recognized in net periodic pension cost during the year ended December 31, 2011 is $229,000 ($142,000, net of tax).

The following table presents the projected and accumulated benefit obligation compared to plan assets:

	(in thousands)
	December 31,
	2010	2009

Projected benefit obligation	$29,873	$27,613
Accumulated benefit obligation	29,873	27,613
Fair value of plan assets	22,543	19,888

The components of the Company’s net periodic pension cost for the Plan were as follows:

	(in thousands)
	__2010	__2009

Service cost	$--	$82
Interest cost	1,598	1,596
Expected return on plan assets	(1,678)	(1,716)
Recognized actuarial loss	160	202
Net periodic benefit cost	$80	$164

Weighted-average assumption used to determine benefit obligations at the end of December 31, 2010 and 2009 were:

	2010	2009
Discount rate	5.50%	6.00%

Weighted-average assumptions used to determine net periodic pension costs for the years ended December 31, 2010 and 2009 were:

	2010	2009
Discount rate	6.00%	6.00%
Expected return on plan assets	8.50%	8.50%

The assumed rate of return on plan assets has remained unchanged since 1988.  The balanced retirement fund into which plan assets have been invested since 1987 has provided a composite average annual rate of return of 9.9% since 1987.

Plan Assets

The Plan’s assets are invested in the Boston Trust Balanced Retirement Fund (the “Fund”), which is managed by Boston Trust Investment Management Company.  The Fund’s weighted-average asset allocations at December 31, 2010 and 2009, by asset category, were as follows:

	Plan assets at December 31,
	2010	2009

Cash & money market investments	1%	1%
Government debt securities	21%	31%
Corporate debt securities	4%	4%
Equity securities	74%	64%
	100%	100%

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

The following table presents the fair values of the Plan’s assets, by asset category, as of December 31, 2010 and 2009:

	(in thousand)
	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
December 31, 2010:
Boston Trust Balanced Retirement Fund	$--	$22,452	$--	$22,452
Boston Trust Daily Income Account	91	--	--	91

Investments as of December 31, 2010	$91	$22,452	$--	$22,543
December 31, 2009:
Boston Trust Balanced Retirement Fund	$--	$19,810	$--	$19,810
Boston Trust Daily Income Account	78	--	--	78

Investments as of December 31, 2009	$78	$19,810	$--	$19,888

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

Cash Flows

The Company expects to make contributions totaling $549,000 during 2011, and has classified this amount as a current liability in the accompanying balance sheet.

The following table sets forth estimated future benefit payments from the Plan.

(in thousands)
Estimated Pension Benefit Payments

2011	$1,176
2012	1,154
2013	1,169
2014	1,185
2015	1,419
2016 through 2020	8,702

Savings Plan

The Company has an employee savings plan (the Savings Plan) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code.  Under the Savings Plan, participating U.S. employees may defer a portion of their pre-tax earnings up to the Internal Revenue Service annual contribution limit.  All U.S. employees of the Company are eligible to participate in the Savings Plan.  Participating employees may choose to invest their contributions in each one of twenty-seven mutual funds, which include equity funds, balanced funds and a money market fund.  The Company bears the costs of administering the Plan, which were $10,000 in 2010 and $13,000 in 2009.

Effective January 1, 2007, following a freeze of the Pension Plan, the Company started providing matching contributions of up to 4% of earnings to employees who make contributions to their 401(k) savings accounts.  The Company suspended matching contributions on April 1, 2009 to reduce expenses.  On April 1, 2010, the Company resumed contributions, matching 50% of employees’ salary deferral, up to a maximum of 2%.  On April 1, 2011, the Company will increase contributions to the original level, matching the first 3% of employees’ deferrals, and 50% of the next 2%, for a maximum total of 4%.  The amounts contributed by the Company and included in expenses in 2010 and 2009 totaled $183,000 and $165,000, respectively.

10.	Segment Information

The Company has two reportable segments:  Owned and Leased Hotels, and Management Activities.  The Owned and Leased Hotels segment consists of the operations of the Company’s hotels in Boston and New Orleans, and Sonesta Bayfront Hotel Coconut Grove, which the Company acquired July 1, 2010. Revenues for this segment are derived mainly from rooms, food and beverage, parking and telephone receipts from hotel guests.  The Management Activities segment includes the operations of hotels and resorts under management agreements, and also includes fees from hotels to which the Company has granted licenses.  Revenues from this segment are derived mainly from management, marketing, license and service fees charged to the third party owners of these properties.  The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.  The segments’ operating income or losses and pretax profit or losses are after giving effect to management, marketing and service fees to the Company’s Boston, New Orleans and Coconut Grove hotels.  Segment data for the years ended December 31, 2010 and 2009 are as follows:

Year ended December 31, 2010
	(in thousands)
	Owned & Leased Hotels	Management Activities	Consolidated

Revenues	$65,882	$5,662	$71,544
Other revenues from managed
and affiliated properties	--	3,140	3,140
Total revenues	65,882	8,802	74,684
Operating income (loss) before depreciation
and amortization expense	7,485	(3,590)	3,895
Depreciation and amortization	(5,089)	(230)	(5,319)
Interest income (expense), net	(2,455)	237	(2,218)
Other income (deductions)	(56)	166	110
Segment pre-tax loss	(115)	(3,417)	(3,532)

Segment assets	53,945	32,245	86,190
Segment capital additions	5,232	155	5,387

Year ended December 31, 2009
	(in thousands)
	Owned & Leased Hotels	Management Activities	Consolidated

Revenues	$56,141	$4,317	$60,458
Other revenues from managed
and affiliated properties	--	4,361	4,361
Total revenues	56,141	8,678	64,819
Operating income (loss) before depreciation
and amortization expense	7,599	(3,371)	4,228
Depreciation and amortization	(4,952)	(227)	(5,179)
Interest income (expense), net	(2,853)	390	(2,463)
Other income (deductions)	(4)	41,863	41,859
Segment pre-tax profit (loss)	(210)	38,655	38,445

Segment assets	39,392	41,339	80,731
Segment capital additions	4,530	82	4,612

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

Segment data by geographic area of the Company's revenues (excluding other revenues from managed and affiliated properties), operating income and long-lived assets follows:

	(in thousands)
	Revenues
	2010	2009

United States	$67,596	$57,236
Other	3,948	3,222
Consolidated	$71,544	$60,458

	Operating income (loss)
	2010	2009

United States	$(3,555)	$(3,398)
Other	2,131	2,447
Consolidated	$(1,424)	$(951)

	Long-lived assets
	2010	2009

United States	$39,088	$33,917
Other	333	353
Consolidated	$39,421	$34,270

11.	Derivative Financial Instruments

In February 2010, the Company refinanced an existing mortgage loan with a new loan, which has a variable rate based on LIBOR (see Note 6 – Borrowing arrangements).  The Company entered into an interest rate swap agreement to manage the interest rate risk associated with this loan.  The critical terms of the swap agreement match the critical terms of the mortgage loan.  Therefore, the Company designated the interest rate swap as a cash flow hedge of the variable rate borrowings.  The Company does not engage in speculative transactions, nor does it hold or issue financial instruments for trading purposes.  The counterparty to the Company’s swap agreement is a financial institution with investment-grade credit ratings.  Prior to 2010 the Company did not engage in any derivative activities.

Cash Flow Hedging Strategy

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (“OCI”) and reclassified into earnings in the same line item associated with the forecasted transaction and in the same period or periods during which the hedged transaction affects earnings (e.g., in “interest expense” when the hedged transactions are interest cash flows associated with variable rate debt).  The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, or ineffectiveness, if any, is recognized in the statement of operations during the current period.

The interest rate swap agreement the Company entered into manages the interest rate risk on its mortgage loan described in note 6, Borrowing Arrangements.  The forward-starting interest rate swap with a notional amount of $32,000,000 converts the variable rate of LIBOR plus 3.35% on the $32,000,000 principal amount of the loan to a fixed rate of 6.4% for the 5-year term of the loan.

As the terms of the swap match the terms of the underlying hedged mortgage loan, there should be no gain or loss from the ineffectiveness recognized in the statement of operations unless there is a termination of the swap or a modification to the mortgage loan terms.  If the loan terms remain unchanged, and all payments are being made when scheduled, there will be no future impact on the Company’s results from operations.  Based upon quotes, the fair value of the interest rate swap was a $1,691,000 liability as of December 31, 2010.

The fair value of the Company’s derivative instruments at December 31, 2010 is as follows:

(in thousands)
Liability Derivatives
2010
Derivatives designated as hedging instruments:
Interest rate swap – cash flow hedge	$1,691
Total derivatives designated as hedging instruments	$1,691

Derivatives not designated as hedging instruments:	$--

Total derivatives	$1,691

The effect of derivative instruments on other comprehensive income (OCI) and the statement of operations for the year ended December 31, 2010 is as follows (in thousands):

	Pre-tax Loss Recognized in OCI on Derivative (Effective Portion)		Amount Reclassified from Accumulated OCI into Income
Derivatives in Cash Flow Hedging Relationships	2010	Location of Amount Reclassified from Accumulated OCI into Income	2010

Interest rate swap	$(1,691)	Interest expense	$--

Total	$(1,691)	Total	$--

12.	Fair Value Measurements

The Company uses a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of December 31, 2010 and 2009 the Company’s cash equivalents were held in short-term money market mutual funds.  The fair value of money market securities is based on quoted prices in an active market.

As of December 31, 2010, the Company held an interest rate swap instrument that is required to be measured at fair value on a recurring basis (see Note 11). The fair value of the Company's interest rate swap was determined using cash flow analysis on the expected cash flow of the contract in combination with observable market-based inputs, including interest rate curves and implied volatilities.  As part of this valuation, the Company considered the credit ratings of the counterparties to the interest rate swap to determine if a credit risk adjustment was required. Therefore, the Company has categorized the swap contract as Level 2. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the type of derivative contract it holds.

The Company’s assets (liabilities) measured at fair value on a recurring basis at December 31, 2010 and 2009, were as follows (in thousands):

	Fair Value Measurements at Reporting Date Using:
	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs	Balance as of December 31, 2010
	(Level 1)	(Level 2)	(Level 3)

Money market mutual funds	$17,283	$--	$--	$17,283
Interest rate swap	$--	$(1,691)	$--	$(1,691)

	Fair Value Measurements at Reporting Date Using:
	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs	Balance as of December 31, 2009
	(Level 1)	(Level 2)	(Level 3)

Money market mutual funds	$29,229	$--	$--	$29,229

The remainder of the assets and liabilities held by the Company at December 31, 2010 and 2009 are not required to be measured at fair value. The carrying amount of short-term financial instruments (cash, restricted cash, trade receivables, accounts payable and accrued liabilities) approximates fair value due to the short maturity of those instruments. The concentration of credit risk on trade receivables is minimized by the diverse nature of the Company’s customer base.  The carrying value of the Company’s term mortgage loan secured by Royal Sonesta Hotel Boston approximates its fair value due to its variable interest rate.  The carrying value of the Company’s term mortgage loan secured by Sonesta Bayfront Hotel Coconut Grove approximates its fair value due to the proximity to the closing date of this loan.

13.	Legal Proceedings

In October 2010, a subsidiary of the Company (“Sonesta Louisiana”) filed a lawsuit in the Civil District Court for the Parish of Orleans, State of Louisiana, to collect amounts owed by 800 Canal Street Limited Partnership (“800 Canal”) under a promissory note, dated October 23, 2007, in the face amount of $1,600,000 (the “Note”).  800 Canal delivered the Note, which represented fees and other amounts owed, to Sonesta Louisiana in connection with the termination, in October 2007, of Sonesta Louisiana’s management contract to operate Chateau Sonesta Hotel in New Orleans.  Although the Note specifies a maturity date of September 1, 2010, 800 Canal claimed that payment was not due at that time because the Note was subordinate to a first mortgage loan in favor of Mony Life Insurance Company (“MONY”), and MONY agreed to extend its loan beyond September 1, 2010.  Interest is payable under the Note at 8% per annum and, if not paid, accrues.  No interest payments have been made and, as of September 1, 2010, the total amount owed to the Company under the Note was $2,046,021.  Since the timing of the collection is uncertain, and ultimately may depend on the value of the hotel property, the Company fully reserved against this receivable in 2007, and has not recorded the accruing interest.  The Company intends to pursue collection of the Note vigorously.

From time to time the Company is subject to routine litigation incidental to its business, which is generally covered by insurance.  The Company believes that the results of such litigation will not have a materially adverse effect on its financial condition.

14.	Income Taxes

The table below allocates the Company's income tax expense (benefit) based upon the source of income:

	(in thousands)
	2010		2009
	Domestic	Foreign	Domestic	Foreign

Income (loss) before income taxes	$(6,148)	$2,616	$35,865	$2,580

Federal, foreign and state income
tax expense (benefit)
Current federal income tax expense (benefit)	$(1,421)	$814	$28	$467
State and foreign tax expense (benefit), principally current	(176)	658	265	414
Deferred federal and state income tax expense (benefit)	(1,012)	(371)	11,997	(3)
	$(2,609)	$1,101	$12,290	$878

Deferred federal and state income tax includes deferred state income tax benefits of $142,000 in 2010 and deferred state income tax provisions of $358,000 in 2009.

During 2010 the Company recorded a tax benefit of $1,508,000 on a pre-tax loss of $3,532,000.  This tax benefit is higher than the statutory federal income tax rate.  The Company recorded federal tax benefits for the prior year tax positions including interest and penalties, following its determination that there are no remaining uncertain tax positions.  In addition, the Company recorded state tax benefits attributed to Florida and Massachusetts, and federal general business tax credits.  These benefits and credits were partially offset by state tax expense attributed to Louisiana and foreign tax provisions in excess of applicable federal tax credits thereon.

During 2009 the Company recorded a tax expense of $13,168,000 on pre-tax of $38,445,000.  This tax is approximately the same as the statutory federal income tax rate.  State tax expense on income attributed to Louisiana, Florida and Massachusetts was partially offset by general business tax credits and an adjustment to the gain reported on the Key Biscayne transaction (see Note 3) which is not subject to tax.

A reconciliation of the net tax expense (benefit) applicable to income or losses at the statutory rate follows:

	(in thousands)
	2010	2009

Expected tax expense (benefit) at the federal statutory rate of 34%	$(1,201)	$13,071
State income tax expense (benefit), net of federal taxes	(153)	411
Tax basis difference on assets sold	--	(549)
General business credits, (including Katrina credits for 2009)	(115)	(179)
Fixed assets tax basis adjustments	--	112
Deferred tax assets paid at 35% federal rate	--	316
Recognized tax benefit for prior year tax positions, including interest and penalties	(183)	--
Foreign tax expense, net of federal tax credits	92	--
Other	52	(14)
	$(1,508)	$13,168

Deferred tax expenses (benefits) result from temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes.  The source of these differences and their tax effects are as follows:

	(in thousands)
	2010	2009

Tax depreciation more (less) than book depreciation	$(934)	$10
Federal tax on deferred gain on sale of assets	--	10,726
State tax on deferred gain on sale of assets	--	755
Pension contribution more than pension expense	261	429
Employee benefits	(39)	95
Allowance for doubtful accounts	(372)	(26)
State tax benefits	(63)	--
Expenses accrued but disallowed for taxes	(217)	(23)
Federal general business tax credits carried forward	(26)	--
Other temporary differences	7	28
	$(1,383)	$11,994

Temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities that give rise to significant portions of deferred income taxes at December 31, 2010 and 2009 relate to the following:

	(in thousands)
	2010	2009
Current deferred tax asset
Expenses accrued but disallowed for taxes	$195	$4
Employee benefits accrued but deferred for tax purposes	$660	$461
Allowance for doubtful accounts	407	26
Other	--	(15)
Current deferred tax asset	$1,262	$476

Long-term deferred tax assets (liabilities)
Depreciation book tax difference	$(3,723)	$(4,657)
Pension expense in excess of contributions	2,574	2,412
Interest rate swap	619	--
Employee benefits	198	287
Federal general business tax credits carried forward	26	--
Federal income tax credits of $92,000 in 2010 ($0 in 2009) from foreign tax credit carry-forwards, net of valuation allowance	--	--
State tax benefits of $774,000 in 2010 and $1,095,000 in 2009 from net operating loss carry-forwards, net of valuation allowance	63	--
Expenses accrued but disallowed for taxes	45	19
Other	(22)	--
Deferred tax liability	$(220)	$(1,939)

At December 31, 2010, the Company had state net operating loss carry-forwards of approximately $14,900,000 for income tax purposes.  Of the total carry-forwards available at December 31, 2010, $3,700,000 expires in 2011, $4,200,000 expires in 2012, $3,300,000 expires in 2013, $1,000,000 expires in 2014 and $2,700,000 expires in 2030.   For financial reporting purposes, valuation allowances of $774,000 and $1,095,000 have been recognized at December 31, 2010 and 2009, respectively, to offset the deferred tax assets related to those carry-forwards.

Effective for years beginning January 1, 2009, the Commonwealth of Massachusetts has enacted tax law changes, including conforming to federal entity classification rules, and adopting a unitary method of taxation. In connection with this change, the Company recorded a state income tax benefit of $216,000 during 2008.  Effective for years beginning January 1, 2010 the Commonwealth of Massachusetts enacted tax law changes allowing corporations to carry net operating losses forward up to twenty years.  The Company has recorded an asset for Massachusetts state tax benefits of approximately $59,000 at December 31, 2010.

We adopted the provisions for accounting for uncertainty in income taxes effective January 1, 2007.  There was no impact on the Company’s results of operations or financial position as a result of the adoption. The total amount of unrecognized tax benefits at the end of each of the years ended December 31, 2010 and 2009 were $0 and $150,000, respectively.  A benefit of $150,000 was recognized in 2010.

The table below reconciles the total amounts of unrecognized tax benefits at the beginning and end of the years 2010 and 2009 (in thousands):

	2010	2009

Unrecognized tax benefits at beginning of year	$150	$150
Decreases for prior year tax positions	(150)	--
Decrease attributable to settlements with taxing authorities	--	--
Unrecognized tax benefits at end of year	--	$150

The Company recognized accrued interest and penalties related to unrecognized tax benefits as a component of state and federal income tax expense. As of December 31, 2009, the total amount of accrued interest and penalties was $33,000.   A benefit of $33,000 was recognized in 2010.

The Company files income tax returns, including returns for its subsidiaries, with federal, state, local, and foreign jurisdictions. During 2008, the Internal Revenue Service completed an examination of the federal income tax return for the tax year ended December 31, 2005. No adjustments were made to its 2005 tax return as a result of the examination. The Company is currently subject to audit by the Internal Revenue Service for the calendar years 2007, 2008 2009 and 2010. Various state and local income tax returns are subject to audit for the calendar years 2005, 2006, 2007, 2008, 2009 and 2010. The Company has determined that there are no remaining uncertain tax positions related to the tax periods currently subject to audit.  Tax benefits were recognized in 2010 as noted above.  The Company does not expect that the amounts of unrecognized tax benefits will change significantly within the next 12 months.